As filed with the Securities and Exchange Commission on October 27, 2014

Registration No. 333-197996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 2
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Community Bank Shares of Indiana, Inc.

(Exact name of registrant as specified in its charter)

Indiana	6022	35-1938254
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

101 West Spring Street
New Albany, Indiana 47150
(812) 944-2224

(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

Paul A. Chrisco, Chief Financial Officer
Community Bank Shares of Indiana, Inc.
101 West Spring Street
New Albany, Indiana 47150
(812) 944-2224

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. David Smith, Jr., Esq. Stoll Keenon Ogden PLLC 300 West Vine Street, Suite 2100 Lexington, Kentucky 40507 (859) 231-3062	and	Alan K. MacDonald Frost Brown Todd LLC 400 West Market St., 32nd Floor Louisville, Kentucky 40202 (502) 568-0277

Approximate Date of Commencement of Proposed Sale of the Securities to the Public: As soon as practicable after this Registration Statement becomes effective and upon completion of the share exchange described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement-prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement-prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED October 27, 2014

FIRST FINANCIAL SERVICE CORPORATION

PROPOSED SHARE EXCHANGE — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Community Bank Shares of Indiana, Inc. (“Community”) and First Financial Service Corporation (“First Financial”) have each agreed to the acquisition of First Financial by Community. Community will acquire all of the outstanding common stock of First Financial through a statutory share exchange.

In the share exchange, each share of First Financial common stock will be exchanged into 0.153 shares of Community common stock with the possibility of being adjusted (the “exchange ratio”).

•	First, the exchange ratio will decrease if, and to the extent that, First Financial has been unable to gain at least $3,000,000 through payoffs, paydowns or collateral enhancements on sixteen specifically identified loans and real estate holdings between April 21, 2014, and the tenth business day before the date of the share exchange. For each $114,762 by which First Financial’s gain falls short of $3,000,000, the exchange ratio will decrease by 0.001 shares of Community common stock, up to a maximum of 0.026 shares.
•	Second, the exchange ratio will be reduced by 0.001 shares of Community common stock for each $114,762 by which First Financial’s Consolidated Net Book Value is less than $13,000,000 as of the tenth business day before the share exchange. See page vii for the definition of Consolidated Net Book Value.

As of August 31, 2014, First Financial reported that it had a Consolidated Net Book Value of $15,664,000 and had realized a total gain of $2,132,472 on the identified loans and real estate holdings. Assuming those values remain unchanged through the date ten days before the closing, the exchange ratio would be 0.145 shares of Community Common stock for each share of First Financial common stock, and the aggregate value of the Community shares issued to First Financial shareholders in the share exchange would be $19,790,239, based on the $26.50 closing trading price of Community common stock on October 21, 2014. For the range of hypothetical exchange ratios based on performance by First Financial prior to closing, see “THE SHARE EXCHANGE AGREEMENT — What First Financial Shareholders will receive in the Share Exchange” beginning at page 82.

Community common stock is currently quoted on the NASDAQ Capital Market under the symbol “CBIN.” Based on the closing trading price of Community common stock on October 21, 2014, which was $26.50 per share, a 0.145 Exchange Ratio would have represented approximately $3.84 in value for each share of First Financial. We urge you to obtain current market quotations for Community common stock.

Community and First Financial will each hold a special meeting of shareholders. Shareholders of Community are being asked to approve the issuance of up to 1,962,628 shares of Community common stock and related matters. Shareholders of First Financial are being asked to approve the share exchange and, on a non-binding basis, the compensation that may be paid or become payable to First Financial’s named executive officers in connection with the share exchange. The holders of Community’s and First Financial’s outstanding preferred stock are not entitled to and are not being requested to vote at the special meetings.

We cannot complete the share exchange unless the shareholders of Community approve their proposal and the shareholders of First Financial approve the share exchange.

You should read this entire joint proxy statement-prospectus carefully because it contains important information about the share exchange. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 26.

Neither the Securities and Exchange Commission nor any state securities regulators or bank regulatory agency has approved or disapproved of the securities to be issued in the share exchange or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense. The shares of Community common stock to be issued in the share exchange are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the FDIC or any other governmental agency.

This joint proxy statement-prospectus is dated October 31, 2014 and is first being mailed to Community and First Financial shareholders on or about October 31, 2014.

Community Bank Shares of Indiana, Inc.

101 West Spring Street
New Albany, Indiana 47150
(812) 944-2224

Notice of Special Shareholders’ Meeting to be held on December 16, 2014

October 31, 2014

Date:	December 16, 2014
Time:	9:00 a.m., New Albany, Indiana Time
Place:	Community Bank Shares of Indiana, Inc., 101 West Spring Street, New Albany, Indiana
Purpose:	• a proposal to approve the issuance of up to 1,962,628 shares of Community common stock in connection with the share exchange with First Financial (the “stock issuance proposal”); and

•

a proposal to approve the adjournment of the Community special meeting, if necessary or appropriate, to solicit additional proxies, if there are not sufficient votes at the time of the special meeting to approve the stock issuance proposal (the “Community adjournment proposal”).

Record Date:	Close of business on October 24, 2014

The approval of the stock issuance proposal by Community shareholders is required to complete the share exchange described in this joint proxy statement-prospectus.

Our board of directors unanimously recommends that you vote (i) “FOR” approval and adoption of the stock issuance proposal and (ii) “FOR” the Community adjournment proposal.

Community will transact no other business at the meeting. Please refer to the other sections of this joint proxy statement-prospectus for further information about the business to be transacted at the Community special meeting.

If you plan to attend the meeting, please note that registration will begin at 9:30 a.m. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

By order of the Board of Directors,

Matthew A. Muller
Corporate Secretary

Your Vote is Important

Regardless of whether you plan to attend the special meeting, please vote online, by telephone, or sign, date and mail a proxy card.

First Financial Service Corporation

2323 Ring Road
Elizabethtown, Kentucky 42702-5006
(270) 765-2131

Notice of Special Shareholders’ Meeting to be held on December 16, 2014

October 31, 2014

Date:	December 16, 2014
Time:	5:00 p.m., Elizabethtown, Kentucky Time
Place:	First Financial Service Corporation, 2323 Ring Street, Elizabethtown, Kentucky
Purpose:

•

a proposal to adopt and approve the Agreement and Plan of Share Exchange, dated as of April 21, 2014, by and among Community and First Financial as such agreement and plan may be amended from time to time (the “share exchange proposal”);

•

a proposal to approve, on a non-binding, advisory basis, compensation that may be paid or become payable to First Financial’s named executive officers in connection with the share exchange (the “compensation proposal”); and

•

a proposal to approve the adjournment of the First Financial special meeting, if necessary or appropriate, to solicit additional proxies, if there are not sufficient votes at the time of the special meeting to approve the share exchange proposal (the “First Financial adjournment proposal”).

Record Date:	Close of business on October 17, 2014

The approval of the share exchange proposal by First Financial’s shareholders is required to complete of the share exchange, as described in this joint proxy statement-prospectus.

First Financial common stock shareholders will have the right to exercise dissenters’ rights under applicable provisions of Kentucky law and receive the fair value of their shares of First Financial common stock as determined by the Circuit Court of Hardin County, Kentucky, as more fully described in this joint proxy statement-prospectus. In order to perfect dissenters’ rights, a shareholder must give written demand to First Financial before the share exchange proposal is voted on at the special meeting and must not vote in favor of the share exchange proposal. A copy of the sections of the Kentucky Business Corporation Act pertaining to dissenters’ rights is included as Appendix “B” to this joint proxy statement-prospectus.

Our board of directors recommends that you vote (i) “FOR” approval and adoption of the share exchange proposal, (ii) “FOR” the approval, on an advisory (non-binding) basis, of the compensation proposal, and (iii) “FOR” the First Financial adjournment proposal.

First Financial will transact no other business at the meeting. Please refer to the other sections of this joint proxy statement-prospectus for further information about the business to be transacted at the First Financial special meeting.

If you plan to attend the meeting, please note that registration will begin at 4:30 p.m. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

By order of the Board of Directors,

K. Janelle Poppe
Corporate Secretary

Your Vote is Important

Regardless of whether you plan to attend the special meeting, please vote online, by telephone, or sign, date and mail a proxy card.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement-prospectus incorporates by reference important business and financial information about Community from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, free of charge through the Securities and Exchange Commission website (http://www.sec.gov) or by requesting them in writing or by telephone from Community at the following address:

Community Bank Shares of Indiana, Inc.
101 West Spring Street
New Albany, Indiana 47150
Attention: Matthew Muller
Telephone: (812) 981-7744

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that Community shareholders requesting documents must do so by December 9, 2014 and First Financial shareholders requesting documents must do so by December 9, 2014, in order to receive them before their respective special meetings.

You may also obtain copies of a company’s SEC documents, free of charge, by going to the Investor Relations section of Community’s website (www.yourcommunitybank.com) or First Financial’s website (www.ffsbky.com). Information included on these websites is not incorporated by reference into this document.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement-prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This joint proxy statement-prospectus is dated October 31, 2014, and you should assume that the information included or incorporated by reference into it is accurate as of that date. Neither the mailing of this document to Community shareholders or First Financial shareholders, nor the issuance by Community of shares of Community common stock in connection with the share exchange, will create any implication to the contrary.

This joint proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Community has been provided by Community and information contained in this document regarding First Financial has been provided by First Financial.

Please also see “Where You Can Find More Information” on page 181 of this joint proxy statement-prospectus.

i

How Your Votes Will Be Voted	117
Revoking a Proxy	117
Votes Required	117
Effect of Not Voting by Beneficial Owners; Broker Non-Votes	118
Quorum	118
Proxy Solicitations	118
Directions to First Financial Shareholders’ Special Meeting	118
Shareholder Proposals for 2015 First Financial Annual Meeting of Shareholders	118
Affiliate Agreements	119
PROPOSALS SUBMITTED TO FIRST FINANCIAL SHAREHOLDERS
Proposal 1: Adoption and Approval of the Agreement and Plan of Share Exchange	119
Proposal 2: Non-Binding Advisory Vote Approving Compensation	120
Proposal 3: Approval of the Adjournment or Postponement of the First Financial Special Meeting	120
INFORMATION ABOUT THE COMPANIES
Community Bank Shares of Indiana, Inc.	122
First Financial Service Corporation	123
Description of Business	123
Properties	138
Legal Proceedings	138
Management’s Discussion and Analysis	139
Quantitative and Qualitative Disclosures about Market Risk	173
SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN BENEFICIAL OWNERS
Community Beneficial Ownership of Common Stock	175
First Financial Beneficial Ownership of Common Stock	176
ACCOUNTING TREATMENT OF THE MERGER	178
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SHARE EXCHANGE AND HOLDING COMPANIES’ MERGER	178
LEGAL MATTERS	180
EXPERTS	180
HOUSEHOLDING OF JOINT PROXY STATEMENT-PROSPECTUS	180
WHERE YOU CAN FIND MORE INFORMATION	181
APPENDIX A AGREEMENT AND PLAN OF SHARE EXCHANGE, DATED APRIL 21, 2014, BY AND AMONG FIRST FINANCIAL SERVICE CORPORATION AND COMMUNITY BANK SHARES OF INDIANA, INC., AS AMENDED
APPENDIX B FULL TEXT OF SUBTITLE 13 OF THE KENTUCKY BUSINESS CORPORATION ACT

APPENDIX C

FIRST FINANCIAL SERVICE CORPORATION AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013 AND RELATED NOTES AND UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND RELATED NOTES

APPENDIX D OPINION OF KEEFE, BRUYETTE & WOODS, INC.
APPENDIX E OPINION OF PROFESSIONAL BANK SERVICES, INC.
APPENDIX F OPINION OF STERNE AGEE & LEACH, INC.
APPENDIX G-1 AFFILIATE AGREEMENT (DIRECTOR)
APPENDIX G-2 AFFILIATE AGREEMENT (OFFICER)

v

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this joint proxy statement-prospectus and the documents we refer you to herein. If someone provides you with other information, please do not rely on it.

This joint proxy statement-prospectus has been prepared as of the date on the cover page. There may be changes in the affairs of Community or First Financial since that date that are not reflected in this document.

As used in this joint proxy statement-prospectus, the terms “Community” and “First Financial” refer to Community Bank Shares of Indiana, Inc. and First Financial Service Corporation. Where the context requires, “Community” may refer to Community Bank Shares of Indiana, Inc. and its subsidiaries, including its bank subsidiaries, Your Community Bank and The Scott County State Bank. Where the context requires, “First Financial” may refer to First Financial Service Corporation and its subsidiaries, including First Federal Savings Bank of Elizabethtown, Inc.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Community special meeting or the First Financial special meeting. We urge you to read the remainder of this document carefully because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference into, this document.

Q:	Why am I receiving this document?
A:	The Community and First Financial boards of directors are using this document to solicit proxies of Community and First Financial shareholders in connection with the proposals relating to the Agreement and Plan of Share Exchange, as amended (“share exchange agreement”) that Community and First Financial have entered into. In addition, we are using this document as a prospectus for First Financial shareholders because Community is offering to issue shares of its common stock to be issued in exchange for shares of First Financial common stock in the share exchange.
Q:	What am I being asked to vote on?
A:	Community shareholders: Holders of Community common stock are being asked to vote on two proposals:
•	a proposal to approve the issuance of Community common stock in connection with the share exchange (the “stock issuance proposal”); and
•	a proposal to approve the adjournment of the Community special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the stock issuance proposal (the “Community adjournment proposal”).

First Financial shareholders:  Holders of First Financial common stock are being asked to vote on three proposals:

•	a proposal to adopt and approve the share exchange agreement, including the related plan of share exchange (the “share exchange proposal”);
•	a proposal to approve, on a non-binding, advisory basis, compensation that may be paid or become payable to First Financial’s named executive officers in connection with the share exchange (the “compensation proposal”); and
•	a proposal to approve the adjournment of the First Financial special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the share exchange proposal (the “First Financial adjournment proposal”).

Q:	What will I receive in the share exchange?
A:	Community shareholders: If the share exchange is completed, Community shareholders will not receive any share exchange consideration and will continue to hold the shares of Community common stock that they currently hold. Following the share exchange, shares of Community common stock will continue to be traded on the NASDAQ Capital Market under the symbol “CBIN.”

First Financial shareholders:  If the share exchange is completed, First Financial shareholders will receive 0.153 shares of Community common stock for each share of First Financial common stock that they hold immediately before the share exchange, subject to adjustment (“share exchange consideration”). We use the term “exchange ratio” to mean the ratio resulting after any applicable reduction of the 0.153 ratio. The 0.153 ratio may be adjusted downward in either or both of the following two circumstances:

•	The exchange ratio will decrease if First Financial has been unable to gain at least $3,000,000 through payoffs, paydowns or collateral enhancements on sixteen specifically identified loans and real estate holdings between April 21, 2014, and the tenth business day before the date of the share exchange. For each $114,762 by which First Financial’s gain falls short of $3,000,000, the exchange ratio will decrease by 0.001 shares of Community common stock, up to a maximum of 0.026 shares. First Financial has reported, and Community has confirmed, a total gain of $2,132,472 on the identified loans and real estate holdings from April 21, 2014 through September 12, 2014.
•	The exchange ratio will decrease if First Financial’s Consolidated Net Book Value is less than $13,000,000 as of the tenth business day before date of the share exchange. The exchange ratio will decrease by 0.001 for each $114,762 by which First Financial’s Consolidated Net Book Value is less than $13,000,000. First Financial is not required to close on the share exchange if its Consolidated Net Book Value is less than $10,000,000. First Financial has reported a Consolidated Net Book Value of $15,664,200 at August 31, 2014. The final determination of Consolidated Net Book Value will be subject to confirmation by Community.

For purposes of the second potential adjustment, the term “Consolidated Net Book Value” means the unaudited consolidated net common shareholders’ equity of First Financial (excluding all equity attributable to preferred stock) determined in accordance with generally accepted accounting principles as of the tenth business day prior to the closing date of the share exchange (the “Determination Date”).

Consolidated Net Book Value will not include a provision for loan and lease losses recorded by First Financial between December 31, 2013 and the Determination Date to reflect any losses on loans that are expected to be less than the amount allocated in the allowance for loan and lease losses for such loans. Such a provision would decrease the allowance for loan and lease losses and otherwise increase Consolidated Net Book Value. However, Consolidated Net Book Value will include a provision that reduces the allowance for loan and lease losses if that provision results from either (a) a payoff of one of certain identified loans for more than the specific allowance allocated for such loan as of December 31, 2013, or (b) an enhancement of the collateral securing such a loan which meets specific criteria, provided that the reduction of the specific allowance for the loan exceeds the loss actually incurred on the loan.

No fractional shares of Community common stock will be issued in the share exchange. A First Financial shareholder who otherwise would have received a fraction of a share of Community common stock will instead receive cash equal to the fraction multiplied by $22.33.

Q:	Will the value of the share exchange consideration change before the time the share exchange is completed?
A:	In the share exchange, First Financial shareholders will receive a fraction of a share of Community common stock for each share of First Financial common stock they hold. Any fluctuation in the trading market price of Community stock before the share exchange is completed will change the value of the shares (but not the number of shares) of Community common stock that First Financial shareholders will receive. However, the number of shares of Community common stock shareholders will receive for each share of First Financial common stock will decrease if, ten business days before the date of the share exchange, one or both of the following has happened:
•	First Financial has not achieved a gain of at least $3,000,000 on sixteen specifically identified loans and real estate holdings, as described above.
•	First Financial’s Consolidated Net Book Value is less than $13,000,000.

As of August 31, 2014, First Financial reported Consolidated Net Book Value of $15,664,000 and had realized a total gain of $2,132,472 on the identified loans and real estate holdings. Assuming those values remained in effect on the Determination Date, the exchange ratio would be 0.145 shares of Community Common stock for each share of First Financial common stock, and the aggregate value of the Community shares issued to First Financial shareholders in the share exchange would be $19,790,239, based on the $26.50 closing trading price of Community common stock on October 21, 2014.

The following table shows the range of hypothetical adjustments to the Exchange Ratio (the number of shares of Community common stock into which each share of First Financial common stock would be converted in the share exchange), and the aggregate value of the Community shares to be issued in the share exchange, based on (1) the minimum and maximum levels along with a mid-range level of the total special assets gain between April 21, 2014 and the Determination Date and (2) various levels of Consolidated Net Book Value as of the Determination Date. First Financial has the right to terminate the share exchange agreement and not close on the share exchange if its Consolidated Net Book Value is less than $10,000,000 on the Determination Date. The table ignores cash issued in lieu of fractional shares of Community common stock.

	Total Special Assets Gain
	$3,000,000 or more		$2,500,000		$2,132,472
Consolidated Net Book Value (in millions)	Exchange Ratio	Aggregate Value(1)	Exchange Ratio	Aggregate Value(1)	Exchange Ratio	Aggregate Value(1)
$13 or more	0.153	$20,882,114	0.149	$20,336,177	0.145	$19,790,239
12	0.144	$19,653,755	0.140	$19,107,817	0.136	$18,561,879
11	0.136	$18,561,879	0.131	$17,879,457	0.128	$17,470,004
10*	0.127	$17,333,520	0.123	$16,787,582	0.119	$16,241,644
5*	0.092	$12,556,565	0.088	$12,010,628	0.084	$11,464,690
0*	0.040	$5,459,376	0.035	$4,776,954	0.032	$4,367,501

*	First Financial has the right to terminate the share exchange agreement and not close on the share exchange if its Consolidated Net Book Value is less than $10,000,000 on the Determination Date.
(1)	Based on 5,150,355 First Financial shares outstanding and the $26.50 closing trading price of Community common stock on October 21, 2014.
Q:	When do you expect to complete the share exchange?
A:	We currently expect to complete the share exchange before the end of 2014. However, we cannot assure you when or if the share exchange will occur. Among other things, we must first obtain the required approvals of Community shareholders and First Financial shareholders at their respective special meetings and the required regulatory approvals described below in “The Share Exchange — Regulatory Approvals Required for the Share Exchange.”

Q:	Is the share exchange subject to conditions?
A:	The share exchange is subject to several conditions to closing, including the receipt of required regulatory approvals and approvals of the Community and First Financial shareholders. These conditions are listed below in “The Share Exchange — Conditions to the Share Exchange.” If any condition to the share exchange is not satisfied or waived, to the extent permitted by law, the share exchange will not be completed.

First Financial is not required to close on the share exchange if its Consolidated Net Book Value is less than $10,000,000. First Financial has reported a Consolidated Net Book Value of $15,664,200 as of August 31, 2014. Community is also not required to close on the share exchange if First Financial’s criticized assets, comprised of other real estate owned and loans classified as substandard and special mention, total more than $70 million. First Financial has reported that as of August 31, 2014 its criticized assets totaled approximately $56,073,000. The final determinations of Consolidated Net Book Value and criticized assets will be subject to confirmation by Community.

Q:	What happens if the share exchange is not completed?
A:	If the share exchange is not completed, shares of Community common stock will not be issued to First Financial shareholders in exchange for their shares of First Financial common stock, and First Financial will remain an independent company. In specified circumstances in connection with the termination of the share exchange agreement, including a change in the recommendation by First Financial’s board of directors, First Financial may be required to pay Community a termination fee of $1.5 million.

Additionally, the shares of Community common stock will not be issued in the private placement. See “Additional Capital Resources” on page 94 for more information regarding the shares of Community common stock to be issued immediately before the share exchange.

Q:	When and where is the special meeting?
A:	Community special meeting: The Community special meeting will be held at Community’s headquarters which is located at 101 West Spring Street, New Albany, Indiana on December 16, 2014 at 9:00 a.m., New Albany, Indiana Time.

First Financial special meeting:  The First Financial special meeting will be held at its corporate headquarters located at 2323 Ring Road, Elizabethtown, Kentucky on December 16, 2014 at 5:00 p.m., Elizabethtown, Kentucky Time.

Q:	How do I vote?
A:	If you are a shareholder of record of either Community or First Financial as of the record date for the applicable special meeting, you may vote by:
•	accessing the Internet website specified on your proxy card;
•	calling the toll-free number specified on your proxy card; or
•	signing the enclosed proxy card and returning it in the postage-paid envelope provided.

You may also cast your vote in person at your respective company’s special meeting.

If you hold your shares in “street name” through a bank, broker or other nominee, please follow the voting instructions provided by your bank, broker or other nominee to ensure that your shares are represented at your special meeting. Shareholders that hold shares through a bank, broker, or other nominee who wish to vote at their respective company’s special meeting will need to obtain a “legal proxy” from the record holder.

Q:	Why is my vote important?
A:	If you do not vote, it will be more difficult to obtain the necessary quorum to hold your company’s respective special meeting. In addition, we cannot complete the share exchange without obtaining the necessary vote of both Community shareholders in favor of the stock issuance proposal and of

First Financial shareholders in favor of the share exchange proposal. In particular, approval of the share exchange proposal requires that a majority of the outstanding shares of First Financial common stock vote in favor of that proposal. Therefore, not voting will have the effect of voting against the share exchange proposal.
Q:	How does the Community board of directors recommend that I vote?
A:	The Community board of directors recommends that you vote “FOR” the stock issuance proposal and “FOR” the Community adjournment proposal.
Q:	How does the First Financial board of directors recommend that I vote?
A:	The First Financial board of directors recommends that you vote “FOR” the share exchange proposal, “FOR” the compensation proposal and “FOR” the First Financial adjournment proposal.
Q:	What constitutes a quorum at the special meeting?
A:	Community special meeting: The presence at the special meeting, in person or by proxy, of holders of at least a majority of the outstanding shares of Community common stock entitled to vote at the Community special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instructions are given.
First Financial special meeting: The presence at the special meeting, in person or by proxy, of holders of at least a majority of the outstanding shares of First Financial common stock entitled to vote at the First Financial special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instructions are given. Brokers have authority to vote on only the First Financial adjournment proposal without instructions from the beneficial owner of the shares.
Q:	What is the vote required to approve each proposal?
A:	Community special meeting: Each share of Community common stock is entitled to one vote at the special meeting on each proposal. The stock issuance proposal will be approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against it. Abstentions will have the effect of a vote against the stock issuance proposal. Broker non-votes will not be counted and will have no effect on the voting results. For the approval of the Community adjournment proposal; the votes cast approving the proposal must be greater than the votes cast against the proposal. Abstentions and broker non-votes will not be counted.
First Financial special meeting: Each share of First Financial common stock is entitled to one vote at the special meeting on each proposal. The share exchange proposal will be approved if a majority of shares of First Financial common stock outstanding on the record date vote in favor of that proposal. Abstentions and broker non-votes will have the effect of a vote against the share exchange proposal.

The compensation proposal and the First Financial adjournment proposal will be approved if the number of votes cast in favor of each proposal exceeds the number of votes cast against it. Abstentions and broker non-votes will not be counted and will have no effect on the voting results of these two proposals.

Q:	What will happen if First Financial’s shareholders do not approve, on an advisory (non-binding) basis, the compensation payable to First Financial’s named executive officers in connection with the share exchange?
A:	The vote on the compensation proposal is a vote separate and apart from the vote to approve the share exchange proposal. You may vote for the compensation proposal and against the share exchange proposal, and vice versa. Because the vote on the compensation proposal is advisory only, it will not be

x

binding on either First Financial or Community. Accordingly, because First Financial is contractually obligated to pay the compensation, if the share exchange is completed, the compensation would be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote.
Q:	If my shares are held in street name by my broker, will my broker automatically vote my shares for me?
A:	No. Your broker cannot vote your shares without instructions from you except with respect to the adjournment proposals. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker. Without instructions, your shares will not be voted on the share exchange, which will have the effect described below.
Q:	What if I do not vote or fail to instruct my broker?
A:	Community shareholders: If you are a holder of Community common stock and you choose not to vote, or fail to instruct your broker to vote your shares, it will have the effect of a vote against the stock issuance proposal but will not be counted as a vote for or against the Community adjournment proposal. If you fail to instruct your broker to vote your shares, it will have no effect on either proposal to be voted on at the Community special meeting. However, if you fail to vote your shares, your failure to do so may make it more difficult for Community to meet the quorum requirements of its special meeting.

First Financial shareholders:  If you are a holder of First Financial common stock and you choose not to vote or fail to instruct your broker to vote your shares, it will have the same effect as a vote against the share exchange proposal. An abstention or broker non-vote will have no effect on the compensation proposal or the First Financial adjournment proposal. However, if you fail to vote your shares, your failure to do so may make it more difficult for First Financial to meet the quorum requirements of its special meeting.

Q:	Can I attend the special meeting and vote my shares in person?
A:	Community special meeting: Yes. All Community shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Community special meeting. Holders of record of Community common stock can vote in person at the Community special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Community special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a statement from your bank, broker or other record holder confirming your ownership of shares as of the record date for the Community special meeting. In addition, you must bring a form of personal photo identification with you in order to be admitted. Community reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Community special meeting is prohibited without Community’s express written consent. Regardless of whether you plan to attend the Community special meeting, we recommend that you vote your shares early by Internet, telephone or mail to ensure that a quorum exists at the Community special meeting and to ensure that your vote will be counted if you later choose not to attend the Community special meeting. You may revoke any previously submitted proxy and vote your shares in person at the Community special meeting.

First Financial special meeting:  Yes. All First Financial shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the First Financial special meeting. Holders of record of First Financial common stock can vote in person at the First Financial special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the First Financial special meeting, you must hold your shares in your own name or have a statement from your bank, broker or other record holder confirming your ownership of shares as of the record date for the

First Financial special meeting. In addition, you must bring a form of personal photo identification with you in order to be admitted. First Financial reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the First Financial special meeting is prohibited without First Financial’s express written consent. Regardless of whether you plan to attend the First Financial special meeting, we recommend that you vote your shares early by Internet, telephone or mail to ensure that a quorum exists at the First Financial special meeting and to ensure that your vote will be counted if you later choose not to attend the First Financial special meeting. You may revoke any previously submitted proxy and vote your shares in person at the First Financial special meeting.

Q:	What do I do if I want to change or revoke my vote?
A:	You may revoke your proxy and change your vote at any time before your company’s respective special meeting, or earlier deadline specified in the proxy card, by voting again via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the applicable special meeting will be counted), by signing and returning a new proxy card or voting instruction form with a later date, or by attending the special meeting and voting in person. However, your attendance at the applicable special meeting will not automatically revoke your proxy. At the special meeting you must specifically notify the inspector of election that you will be voting in person at the special meeting and that you previously submitted a proxy. We provide additional information on changing your vote under the headings “Community Special Meeting — Voting Information — Revoking a Proxy” and “First Financial Special Meeting — Voting Information — Revoking a Proxy” included elsewhere in this joint proxy statement-prospectus.
Q:	Am I entitled to exercise dissenters’ rights?
A:	Community shareholders: No. Under Indiana law, you are not entitled to dissenters’ or appraisal rights in connection with the share exchange.

First Financial shareholders:  Yes. First Financial shareholders, including KSOP participants, have dissenters’ rights regarding the share exchange. If you, as a First Financial shareholder, wish to exercise your dissenters’ rights, then you MUST do the following:

1) Written Notice*.  Send written notice to First Financial BEFORE the First Financial shareholder meeting.

•	In the written notice you must state your intent to demand payment for your shares of First Financial common stock if the share exchange is approved.
•	The written notice must be sent to First Financial Service Corporation, 2323 Ring Road, Elizabethtown, Kentucky 42702-5006; Attention: Janelle Poppe, Corporate Secretary.

2) Voting at Shareholder Meeting.  Additionally, you CANNOT vote “FOR” the share exchange at the First Financial shareholder meeting. If you return a signed proxy without voting instructions or with instructions to vote “FOR” the share exchange proposal, your shares will be automatically voted in favor of the share exchange proposal, which will terminate your right to dissent.

If you do not comply with the two steps above, you will forfeit your right to dissent and receive the fair value of your shares in cash.

*	A KSOP participant wishing to exercise dissenters’ rights must check the box on their proxy card to direct the KSOP trustee to exercise dissenters’ rights for their KSOP shares and return the KSOP proxy card to Broadridge Financial Solutions, Inc. no later than December 12, 2014 at 5:00 p.m., Eastern time. Broadridge will notify the KSOP trustees of the participants who desire to exercise dissenters’ rights. The KSOP trustee will then notify First Financial of the intent to demand payment for the participant’s shares allocated to his or her KSOP account if the share exchange is consummated.

If you assert and perfect your dissenters’ rights as described above, you will not receive the share exchange consideration but will be entitled to receive the “fair value” of your shares of First Financial stock in cash as determined in accordance with the Kentucky Business Corporation Act.

If the share exchange is approved and you followed the 2 steps above, then First Financial or Community will send you a written notice explaining the additional procedures you must take in order to receive payment. This notice will be sent to you within 10 days following the First Financial shareholder meeting.

Appendix “B” includes the relevant provisions of the Kentucky Business Corporation Act regarding these rights. See “The Share Exchange — Dissenters’ Rights” beginning on page 73 of this joint proxy statement-prospectus.

Q:	What if some or all of my First Financial shares are held in the KSOP?
A:	If you are a participant in the First Financial Service Corporation 401(k)/Employee Stock Ownership Plan (the “KSOP”), then you may be receiving this material because of the First Financial common stock allocated to, or held in your account(s) in the KSOP. In that case, you should review the enclosed Notice to KSOP Participants and use the enclosed proxy card to instruct the KSOP trustee how to vote those shares, unless you wish to exercise your dissenters’ rights. If you wish to exercise dissenters’ rights, refer to the Q&A immediately preceding this one. Otherwise, return your proxy card, which serves as your voting instructions to the KSOP trustee, as directed on the card itself. To allow sufficient time for voting by the KSOP trustee, your KSOP proxy card must be received by Broadridge Financial Solutions, Inc. no later than December 12, 2014 at 5:00 p.m., Eastern time. Broadridge will tabulate the voting instructions it receives from KSOP participants and provide aggregate KSOP voting instructions to the KSOP trustee. The KSOP trustee will vote the shares in accordance with such instructions and the terms of the KSOP. Your KSOP proxy cards are confidential and will not be disclosed to First Financial. Please note that you will not be able to vote the shares of common stock allocated to your account in the KSOP in person at the First Financial special meeting, as these shares may only be voted by the KSOP trustee. The KSOP trustee will not vote your KSOP shares if you do not provide your proxy card by the deadline stated above.
Q:	What will happen to the KSOP if the share exchange occurs?
A:	The KSOP will receive shares of Community common stock just like other shareholders, and the participants’ KSOP accounts will then hold shares of Community common stock equal to the number of shares of First Financial common stock held immediately before the share exchange, multiplied by the exchange ratio. The KSOP will likely be terminated as of the day before the share exchange, and participants can elect a distribution of any Community stock in their account, or can elect that their entire account be distributed in cash, in which case the Community stock will be sold. The termination process will likely begin before the share exchange, but the termination process can take some time and distributions might not occur for several months or longer after the share exchange. KSOP participants will be updated on the timing of this process as the date of the share exchange approaches. Participants have several choices when KSOP distributions are made. They can elect that their KSOP accounts be rolled to an IRA, rolled to a Community retirement plan or another employer’s plan, or elect a cash distribution of their account. The Community plan, and other employer plans, will only accept the cash proceeds from the sale of employer stock, not the stock itself. These choices have different tax consequences which will be explained in detail when it is time to make the distribution election.
Q:	Should I send in my First Financial stock certificates now?
A:	No. First Financial shareholders with shares represented by stock certificates should not send First Financial stock certificates with their proxy cards. After the share exchange is completed, First Financial shareholders who hold stock certificates will be mailed a transmittal form with instructions on how to exchange their First Financial stock certificates for the share exchange consideration. Shares of First Financial common stock held in book-entry form will automatically be exchanged for the share exchange consideration.

Q:	What if I cannot find my stock certificates?
A:	There will be a procedure for you to receive the share exchange consideration in the share exchange, even if you have lost one or more of your First Financial stock certificates. However, this procedure will take time to complete. In order to ensure that you will be able to receive the share exchange consideration promptly after the share exchange is completed, if you cannot locate your First Financial stock certificates after looking for them carefully, we urge you to contact First Financial’s transfer agent, Registrar and Transfer Company, as soon as possible and follow the procedure they explain to you for replacing your First Financial stock certificates. You can speak with someone in the Investors Relations department at Registrar and Transfer Company by calling (800) 368-5948. Alternatively, you can follow the instructions on Registrar and Transfer’s website at http://www.rtco.com. After pulling up the website, click on the tab “FAQ” (which is an abbreviation of “Frequently Asked Questions”) located at the top right hand corner of the screen. Then click on the question “How can I replace lost certificates?” You can also write to Registrar and Transfer Company at the following address: Registrar and Transfer Company, Attn: Lost Certificate Department, 10 Commerce Drive, Cranford, New Jersey 07016.
Q:	Whom should I call with questions?
A:	Community. Community shareholders should contact Community by telephone at (812) 981-7744.
First Financial. First Financial shareholders should contact First Financial by telephone at (270) 765-2131 and ask for the Corporate Secretary.

SUMMARY

We have prepared this summary to assist you in your review of this joint proxy statement-prospectus. It is necessarily general and abbreviated, and it is not intended to be a complete explanation of all of the matters covered in this joint proxy statement-prospectus. To understand the share exchange and the issuance of shares of Community common stock in connection with the share exchange, please see the more complete and detailed information in the sections that follow this summary, as well as the appendices and documents incorporated into this joint proxy statement-prospectus by reference. You may obtain additional information about Community and First Financial that is referenced in this document, without charge, by following the instructions in the section entitled “Where You Can Find More Information.” We urge you to read all of these documents in their entirety prior to returning your proxy or voting at your company’s special meeting of shareholders.

Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Companies (See page 122 for Community and page 123 for First Financial)

Community Bank Shares of Indiana, Inc.

101 West Spring Street
New Albany, Indiana 47150
(812) 944-2224

Community is an Indiana corporation and bank holding company headquartered in New Albany, Indiana. Through its two wholly-owned banking subsidiaries, Your Community Bank and The Scott County State Bank, it offers a wide range of banking and bank-related services to customers in its primary market areas of Floyd, Clark and Scott counties in Southern Indiana and Jefferson, Fayette and Nelson counties in Kentucky. In addition to its main office in New Albany, Your Community Bank has eighteen (18) banking locations with three (3) additional ATM only locations and The Scott County State Bank has four (4) banking locations with two (2) additional ATM only locations. Your Community Bank has six wholly-owned, non-bank subsidiaries and The Scott County State Bank has two wholly-owned, non-bank subsidiaries.

As of June 30, 2014, Community had consolidated total assets of $875.9 million, consolidated total deposits of $683.6 million, and consolidated shareholders’ equity of $94.2 million.

First Financial Service Corporation
2323 Ring Road
Elizabethtown, Kentucky 42701
(270) 765-2131

First Financial is a Kentucky corporation and a one-bank holding company headquartered in Elizabethtown, Kentucky. Through its wholly-owned banking subsidiary, First Federal Savings Bank, Elizabethtown, Kentucky, it offers a wide range of banking and bank-related services to customers in its primary market areas of Meade, Hardin, Bullitt, Hart, Nelson and Jefferson counties in Kentucky.

Since January 2011, First Federal Savings Bank has operated under consent orders with its regulators. At June 30, 2014, First Federal Savings Bank was not in compliance with all the requirements of its current consent order, including the requirement for a Tier 1 capital ratio of 9.0%, which at June 30, 2014 was 8.46%.

As of June 30, 2014, First Financial had consolidated total assets of $802.3 million, consolidated total deposits of $723.6 million and consolidated shareholders’ equity of $34.9 million.

The Share Exchange (See page 41)

Under the terms of the share exchange agreement, Community will acquire all of the outstanding common stock of First Financial through a statutory share exchange.

The share exchange agreement, which includes the plan of share exchange, is attached to this document as Appendix “A” and is incorporated into this joint proxy statement-prospectus by reference. We encourage you to read carefully the entire share exchange agreement, including the plan of share exchange to be voted upon by the First Financial shareholders at the special meeting, as it is the legal document that governs the share exchange.

The parties amended the share exchange agreement on September 25, 2014 solely to reflect Community’s change of transfer agent.

What You Will Receive in the Share Exchange (See pages 41 and 82)

Community shareholders:  Each share of Community common stock outstanding immediately prior to the share exchange will remain outstanding immediately following the share exchange.

First Financial shareholders:  If the share exchange is completed, each share of First Financial common stock will be exchanged into 0.153 shares of Community common stock, subject to adjustment. (We refer to the 0.153 exchange rate as it may be adjusted as the “exchange ratio.”) The exchange ratio may be adjusted downward in either or both of the following two circumstances.

•	The exchange ratio will decrease if First Financial has been unable to gain at least $3,000,000 through payoffs, paydowns or collateral enhancements on sixteen specifically identified loans and real estate holdings between April 21, 2014, and the tenth business day before the date of the share exchange. For each $114,762 by which First Financial’s gain falls short of $3,000,000, the exchange ratio will decrease by 0.001 shares of Community common stock, up to a maximum of 0.026 shares. First Financial has reported, and Community has confirmed, a total gain of $2,132,472 on the identified loans and real estate holdings from April 21, 2014 through September 12, 2014.
•	The exchange ratio will decrease if First Financial’s Consolidated Net Book Value is less than $13,000,000 as of the tenth business day before date of the share exchange. The exchange ratio will decrease by 0.001 for each $114,762 by which First Financial’s Consolidated Net Book Value is less than $13,000,000. First Financial is not required to close on the share exchange if its Consolidated Net Book Value is less than $10,000,000. First Financial has reported a Consolidated Net Book Value of $15,664,200 at August 31, 2014. The final determination of Consolidated Net Book Value will be subject to confirmation by Community.

For purposes of the second potential adjustment, the term “Consolidated Net Book Value” means the unaudited consolidated net common shareholders’ equity of First Financial (excluding all equity attributable to preferred stock) determined in accordance with generally accepted accounting principles as of the tenth business day prior to the closing date of the share exchange (the “Determination Date”).

Consolidated Net Book Value will not include a provision for loan and lease losses recorded by First Financial between December 31, 2013 and the Determination Date to reflect any losses on loans that are expected to be less than the amount allocated in the allowance for loan and lease losses for such loans. Such a provision would decrease the allowance for loan and lease losses and otherwise increase Consolidated Net Book Value. However, Consolidated Net Book Value will include a provision that reduces the allowance for loan and lease losses if that provision results from either (a) a payoff of one of certain identified loans for more than the specific allowance allocated for such loan as of December 31, 2013, or (b) an enhancement of the collateral securing such a loan which meets specific criteria, provided that the reduction of the specific allowance for the loan exceeds the loss actually incurred on the loan.

As of August 31, 2014, First Financial reported Consolidated Net Book Value of $15,664,000 and had realized a total gain of $2,132,472 on the identified loans and real estate holdings. Assuming those values remain in effect on the Determination Date, the exchange ratio would be 0.145 shares of Community Common stock for each share of First Financial common stock, and the aggregate value of the Community shares issued to First Financial shareholders in the share exchange would be $19,790,239, based on the $26.50 closing trading price of Community common stock on October 21, 2014.

The following table shows the range of hypothetical adjustments to the Exchange Ratio (the number of shares of Community common stock into which each share of First Financial common stock would be converted in the share exchange), and the aggregate value of the Community shares to be issued in the share exchange, based on (1) the minimum and maximum levels along with a mid-range level of the total special assets gain between April 21, 2014 and the Determination Date and (2) various levels of Consolidated Net Book Value as of the Determination Date. First Financial has the right to terminate the share exchange agreement and not close on the share exchange if its Consolidated Net Book Value is less than $10,000,000 on the Determination Date. The table ignores cash issued in lieu of fractional shares of Community common stock.

	Total Special Assets Gain
	$3,000,000 or more		$2,500,000		$2,132,472
Consolidated Net Book Value (in millions)	Exchange Ratio	Aggregate Value(1)	Exchange Ratio	Aggregate Value(1)	Exchange Ratio	Aggregate Value(1)
$13 or more	0.153	$20,882,114	0.149	$20,336,177	0.145	$19,790,239
12	0.144	$19,653,755	0.140	$19,107,817	0.136	$18,561,879
11	0.136	$18,561,879	0.131	$17,879,457	0.128	$17,470,004
10*	0.127	$17,333,520	0.123	$16,787,582	0.119	$16,241,644
5*	0.092	$12,556,565	0.088	$12,010,628	0.084	$11,464,690
0*	0.040	$5,459,376	0.035	$4,776,954	0.032	$4,367,501

*	First Financial has the right to terminate the share exchange agreement and not close on the share exchange if its Consolidated Net Book Value is less than $10,000,000 on the Determination Date.
(1)	Based on $5,150,355 First Financial shares outstanding and the $26.50 closing trading price of Community common stock on October 21, 2014.

No fractional shares of Community common stock will be issued in the share exchange. A First Financial shareholder who otherwise would have received a fraction of a share of Community common stock will instead receive cash equal to the fraction multiplied by $22.33.

Reasons for the Share Exchange (See page 49 for First Financial and page 51 for Community)

First Financial:  First Financial’s directors considered a number of factors in approving the terms of the share exchange, including:

•	the financial terms of the share exchange, which the board believes compare favorably to recent transactions involving comparable financial institutions. The exchange ratio would also be immediately accretive to First Financial shareholders on an earnings and tangible book value per share basis.
•	the view that the share exchange presents a more certain opportunity to enhance shareholder value for the current shareholders of First Financial than any of the other strategic alternatives the First Financial board evaluated, including remaining independent, raising capital from institutional investors or a rights offering to existing shareholders;
•	Community’s strong financial and stock price performance in recent years, as well as indications that the current trading price of Community stock has significant upside potential, based on current trading multiples for comparable financial institutions;
•	Community’s current policy to pay an annual dividend that would be equivalent to $0.07 per First Financial share;
•	the share exchange will create a significantly larger combined company with a substantial presence in the southern Indiana, central Kentucky and metropolitan Louisville markets. First Financial shareholders will own approximately 15% of a financial institution with $1.7 billion in total assets, $1.4 billion in deposits, and a projected return on assets of more than 1.0% after the first year of combined operations;
•	owning shares in an institution with a larger market capitalization would likely provide greater liquidity to shareholders who need or desire to sell their shares;

•	the belief that Community’s philosophy and culture are similar to First Financial’s own community-oriented philosophy and focus, and that First Financial customers would find the banking services provided by Community to be comparable to the services they currently enjoy;
•	after 90 years as a local financial institution, First Federal Savings Bank of Elizabethtown would not survive the share exchange and subsequent bank merger; and
•	opinions delivered by First Financial’s financial advisors as more fully described in the section entitled “The Share Exchange — Opinions of First Financial’s Financial Advisors.”

Community:  Community’s directors considered a number of factors in approving the terms of the share exchange, including:

•	management’s view that the acquisition of First Financial provides an attractive opportunity to expand Your Community Bank’s growing footprint in the Jefferson County, Kentucky market area, which Community already serves, and to expand into Meade, Hardin, Bullitt and Hart counties in Kentucky;
•	First Financial’s community banking orientation, which is compatible with Your Community Bank;
•	management’s determination that synergies resulting from the combination of First Federal Savings Bank with Your Community Bank will permit Your Community Bank to realize operating efficiencies that First Federal Savings Bank cannot achieve as a stand-alone institution;
•	a review of the demographic, economic and financial characteristics of the markets in which First Financial operates, including existing and potential competition and history of the market area with respect to financial institutions;
•	the opinion delivered by Community’s investment banker that the share exchange consideration is fair, from a financial standpoint, to Community and its shareholders; and
•	the likelihood of regulators approving the share exchange without undue conditions.

Effect of the Share Exchange on Preferred Stock (See pages 42 and 83)

First Financial has outstanding 20,000 shares of Series A preferred stock. Upon completion of the share exchange, Community will purchase 14,791 of those preferred shares for $480 per share, plus accrued but unpaid dividends, as provided by the agreement between First Financial and the holder of those shares. Of the remaining First Financial Series A preferred stock, 3,309 shares, based on a price of $1,000 per share plus accrued and unpaid dividends, will be exchanged immediately prior to the share exchange for 200,000 shares of Community common stock, based upon a per share price of $22.33 ($4,466,000 in the aggregate) as provided by an agreement between Community and the holder of those 3,309 preferred shares. If at the time of the share exchange the price of the 3,309 shares of Series A preferred stock exceeds $4,466,000, then Community will pay the holder of the 3,309 shares of Series A preferred stock the balance in cash. Alternatively, if the price of the 3,309 shares of Series A preferred stock is less than $4,466,000, then the holder of the 3,309 Series A preferred shares will pay Community the balance in cash. Upon completion of the share exchange, Community intends to redeem the remaining 1,900 shares of Series A preferred stock outstanding for $1,000 per shares, plus accrued but unpaid dividends.

Each share of Community preferred stock outstanding before the share exchange will remain outstanding after the share exchange.

Effect of the Share Exchange on First Financial Options (See pages 42 and 84)

As of June 30, 2014, options to purchase 361,800 shares of First Financial common stock were outstanding, all of which are exercisable. In the share exchange, holders of options to purchase First Financial common stock will be entitled to receive a cash payment. For this purpose, First Financial common stock will be valued at an amount equal to the closing trading price of Community common stock on the business day before the share exchange, multiplied by the exchange ratio. If the First Financial common stock value is greater than the exercise price of the option, the option holder will receive a cash payment equal to the difference, and the option will be cancelled. If the First Financial common stock value is less than or equal to the exercise price of the option, the option holder will receive a nominal cash payment in consideration of the cancellation of the option.

Effect of the Share Exchange on First Financial Shares of Restricted Common Stock (See page 42)

The transfer restrictions on the 74,790 shares of First Financial restricted stock outstanding as of June 30, 2014, will terminate if and when the share exchange proposal is approved by First Federal shareholders. Those shares will be converted into Community common stock in the share exchange based on the exchange ratio.

Effect of the Share Exchange on First Financial’s Warrant (See pages 42 and 84)

The United States Department of the Treasury (“U.S. Treasury”) holds an outstanding a warrant to purchase 215,983 shares of First Financial common stock for an exercise price of $13.89 per share. The warrant expires on January 9, 2019. According to its terms, the warrant will remain outstanding as a result of the share exchange, and will be assumed by Community when First Financial merges into Community. The number of shares for which the warrant can be exercised and the exercise price will also be adjusted to reflect the conversion of First Financial common stock into Community common stock at the exchange ratio. Assuming an exchange ratio of 0.153, the warrant would become exercisable for approximately 33,046 shares of Community common stock for an exercise price of $90.78 per share.

Your Expected Tax Treatment as a Result of the Share Exchange (See page 178)

The share exchange and holding companies’ merger together will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and First Financial common shareholders will not recognize a gain or loss in connection with the exchange of their shares (except with respect to any cash received) for Community common stock. Frost Brown Todd LLC, counsel to First Financial, has provided a tax opinion to this effect. See “Material Federal Income Tax Consequences of the Share Exchange and Holding Companies’ Merger” beginning on page 178 for a more detailed discussion of the tax consequences of the share exchange.

Tax laws are complex, and the tax consequences of the share exchange and holding companies’ merger may vary depending upon your individual circumstances or tax status. For these reasons, we recommend that you consult your tax advisor concerning the federal, state, local or other tax consequences to you of the share exchange and holding companies’ merger.

First Financial Common Shareholders Will Have Dissenters’ Rights as a Result of the Share Exchange (See page 73)

First Financial shareholders, including KSOP participants, have dissenters’ rights regarding the share exchange. If you, as a First Financial shareholder, wish to exercise your dissenters’ rights, then you MUST do the following:

1)	Written Notice*. Send written notice to First Financial BEFORE the First Financial shareholder meeting.
•	In the written notice you must state your intent to demand payment for your shares of First Financial common stock if the share exchange is approved.
•	The written notice must be sent to First Financial Service Corporation, 2323 Ring Road, Elizabethtown, Kentucky 42702-5006; Attention: Janelle Poppe, Corporate Secretary.
2)	Voting at Shareholder Meeting. Additionally, you CANNOT vote “FOR” the share exchange at the First Financial shareholder meeting. If you return a signed proxy without voting instructions or with instructions to vote “FOR” the share exchange proposal, your shares will be automatically voted in favor of the share exchange proposal, which will terminate your right to dissent.

*	A KSOP participant wishing to exercise dissenters’ rights must check the box on their proxy card to direct the KSOP trustee to exercise dissenters’ rights for their KSOP shares and return the KSOP proxy card to Broadridge Financial Solutions, Inc. no later than December 12, 2014 at 5:00 p.m., Eastern time. Broadridge will notify the KSOP trustees of the participants who desire to exercise dissenters’ rights. The KSOP trustee will then notify First Financial of the intent to demand payment for the participant’s shares allocated to his or her KSOP account if the share exchange is consummated.

If you do not comply with the two steps above, you will forfeit your right to dissent and receive the fair value of your shares in cash.

If you assert and perfect your dissenters’ rights as described above, you will not receive the share exchange consideration but will be entitled to receive the “fair value” of your shares of First Financial stock in cash as determined in accordance with the Kentucky Business Corporation Act.

If the share exchange is approved and you followed the 2 steps above, then First Financial or Community will send you a written notice explaining the additional procedures you must take in order to receive payment. This notice will be sent to you within 10 days following the First Financial shareholder meeting.

Appendix “B” includes the relevant provisions of the Kentucky Business Corporation Act regarding these rights. See “The Share Exchange — Dissenters’ Rights” beginning on page 73 of this joint proxy statement-prospectus.

Additional Capital to be Raised (Additional Sources of Capital) (See page 94)

In connection with the share exchange, Community has entered subscription agreements with a number of institutional and accredited investors to sell immediately prior to the closing of the share exchange approximately 1,120,950 shares of Community common stock for $22.33 per share for a total purchase price of $25,030,814 (the “private placement”). The primary purpose of this private placement is to increase Community’s capital levels in connection with its share exchange with First Financial. After payment of the placement fee and expenses of the offering, the private placement will raise approximately $23.6 million of new capital for Community. The capital raised will be in the form of $19.4 million in cash and approximately $4.47 million of value resulting from the exchange of 3,309 shares of First Financial Series A preferred stock to be exchanged with Community for 200,000 shares of Community common stock. The 3,309 shares of First Financial Series A preferred stock would be cancelled after the share exchange. Community intends to use the $23.6 million to both repurchase the First Financial Series A preferred stock in connection with the share exchange and contribute additional capital into Your Community Bank to increase the bank’s Tier 1 Capital.

Additionally, in order to increase Your Community Bank’s Tier 1 capital levels in connection with the bank merger, Community obtained a one-time dividend of $3.6 million from its subsidiary, The Scott County State Bank, and then contributed $3.3 million to Your Community Bank as additional Tier 1 equity capital. Community also plans to obtain a holding company loan from a third-party correspondent bank and contribute $9.0 million of the loan proceeds to Your Community Bank as additional Tier 1 equity capital.

Comparative Stock Prices

The following table presents quotation information for Community common stock on the NASDAQ Capital Market and First Financial common stock on the NASDAQ Global Market on April 21, 2014, and October 21, 2014. April 21, 2014 was the last trading day prior to the announcement of the signing of the share exchange agreement. October 21, 2014, was the last practicable trading day for which information was available prior to the date of this joint proxy statement-prospectus. The table also shows the First Financial common stock equivalent per share value at each applicable date, which was calculated by multiplying the applicable closing price of Community common stock by the exchange ratio of 0.153.

	Community Common Stock			First Financial Common Stock			First Financial Common Stock Equivalent Per Share Value
	(Dollars per share)
	High	Low	Close	High	Low	Close	High	Low	Close
April 21, 2014	$22.94	$22.71	$22.71	$3.79	$3.66	$3.79	$3.51	$3.48	$3.48
October 21, 2014	$26.56	$26.50	$26.50	$3.63	$3.60	$3.60	$4.06	$4.05	$4.05

Information About the Shareholder Special Meetings (See page 109 for Community and page 116 for First Financial)

Community shareholders:  The special meeting of the shareholders of Community will be held on December 16, 2014, at 9:00 a.m., New Albany, Indiana Time. The meeting will be held at Community’s headquarters located at 101 West Spring Street, New Albany, Kentucky. At the meeting, the shareholders of Community will vote (1) on approval of the issuance of up to 1,962,628 shares of Community common stock in connection with the share exchange (1,120,950 shares to be issued in connection with the private placement and up to 841,678 shares to be issued to First Financial shareholders in connection with the share exchange) and (2) on approval of the Community adjournment proposal of the special meeting to one or more later dates, if necessary, to permit Community to solicit additional proxies if there are insufficient votes at the special meeting to constitute a quorum or to approve the issuance of shares of Community common stock.

First Financial shareholders:  The special meeting of the shareholders of First Financial will be held on December 16, 2014, at 5:00 p.m., Elizabethtown, Kentucky Time. The meeting will be held at the corporate headquarters of the company located at 2323 Ring Road, Elizabethtown, Kentucky. At the meeting, the shareholders of First Financial will vote on (1) the share exchange proposal described in this joint proxy statement-prospectus and in the notice for the meeting, (2) the non-binding, advisory compensation proposal, and (3) First Financial adjournment proposal of the special meeting to one or more later dates, if necessary, to permit First Financial to solicit additional proxies if there are insufficient votes at the special meeting to constitute a quorum or to approve the share exchange proposal.

If First Financial’s and Community’s shareholders approve the share exchange proposal and the stock issuance proposal, and the other conditions to completing the share exchange are satisfied, we expect to close the share exchange on or about December 22, 2014, or as soon thereafter as is practicable.

Quorum and Vote Required at the Community Special Meeting (See page 111)

Shareholders who own Community common stock at the close of business on October 24, 2014 will be entitled to vote at the Community special meeting. Each share of Community common stock is entitled to one vote. A majority of the issued and outstanding shares of Community common stock as of the record date for the special meeting must be present in person or by proxy at the special meeting in order for a quorum to be present. If a quorum is not present at the special meeting, the special meeting will be adjourned to a later date, and no vote will be taken until and unless a quorum is present.

Approval of each of the stock issuance proposal and of the Community adjournment proposal requires that the number of votes cast at the special meeting “for” each proposal exceed the number of votes cast “against” each proposal. Abstentions are counted as votes “against” the stock issuance proposal but have no effect on the voting results for the Community adjournment proposal. Approval of the Community adjournment proposal is not a condition to completion of the share exchange.

The Community board of directors has unanimously recommended that Community shareholders vote (a) “FOR” approval and adoption of the stock issuance proposal and (b) “FOR” the proposal to adjourn or postpone the special meeting of shareholders, if necessary or appropriate, to solicit additional proxies in favor of approval and adoption of the stock issuance proposal.

Quorum and Vote Required at the First Financial Special Meeting (See page 118)

Shareholders who own First Financial common stock at the close of business on October 17, 2014 will be entitled to vote at the First Financial special meeting. Each share of First Financial common stock is entitled to one vote. A majority of the issued and outstanding shares of First Financial common stock as of the record date for the special meeting must be present in person or by proxy at the special meeting in order for a quorum to be present. If a quorum is not present at the special meeting, the special meeting will be adjourned, and no vote will be taken until and unless a quorum is present.

Approval of the share exchange proposal requires the affirmative vote of a majority of the shares of First Financial common stock outstanding on the record date. Abstentions and broker non-votes are treated as votes against the share exchange proposal.

Approval of the compensation proposal and the First Financial adjournment proposal each requires that the number of votes cast at the special meeting “for” each proposal exceed the number of votes cast “against” each proposal. Abstentions and broker non-votes will not affect the voting results of either proposal. Approval of the compensation proposal and/or of the First Financial adjournment proposal is not a condition to completion of the share exchange.

The First Financial board of directors has recommended that First Financial shareholders vote (a) “FOR” approval and adoption of the share exchange proposal, (b) “FOR” the compensation proposal, and (c) “FOR” the proposal to adjourn or postpone the special meeting of shareholders, if necessary or appropriate, to solicit additional proxies in favor of approval and adoption of the share exchange proposal.

Affiliate Agreements (See page 119)

In consideration of Community agreeing to enter into the share exchange agreement, each of the directors and executive officers of First Financial, solely in their role as an owner of shares of First Financial common stock and not in their roles as an officer or director of First Financial, entered into an affiliate agreement with Community. The affiliate agreements provide that the director or executive officer (as the case may be) agrees, among other things, to vote all of the shares owned beneficially by him or her in favor of the share exchange proposal. However, with respect to any shares of First Financial common stock over which the director or executive officer has or shares voting power solely in a fiduciary capacity, the affiliate agreements permit the director or executive officer to vote the shares in a manner he or she determines in good faith to be in the best interest of the beneficiary of the fiduciary obligations, which may or may not be in favor of the share exchange proposal. The affiliate agreements also contain certain non-competition and non-solicitation covenants. The affiliate agreement forms for both directors and for executive officers are attached to this joint proxy statement-prospectus as Appendices “G-1” and “G-2”.

Share Ownership of Management (See page 175 for Community and page 176 for First Financial)

Community common stock:  As of the record date for the Community special meeting, directors and executive officers of Community beneficially owned 545,160 shares, or approximately, 15.50% of the issued and outstanding shares of Community common stock. These individuals have indicated to us that they will vote the shares over which they have voting power in favor of the stock issuance proposal.

None of First Financial or any First Financial subsidiary owns any shares of Community common stock. To Community’s knowledge, directors and executive officers of First Financial have or share no voting or dispositive power over any shares of Community common stock.

First Financial common stock:  As of the record date for the First Financial special meeting, directors and executive officers of First Financial beneficially owned 887,222 shares, or approximately 17.23% of the issued and outstanding shares of First Financial common stock. In the affiliate agreements referenced above, each director and executive officer of First Financial has agreed, among other things, to vote all of the shares of First Financial common stock he or she beneficially owns in favor of the share exchange proposal except for shares for which they have fiduciary obligations. In those situations, a director or executive officer will vote in the best interest of the beneficiary of the fiduciary obligations, which may or may not be in favor of the share exchange proposal.

Neither Community nor any Community subsidiary owns any shares of First Financial common stock. Directors and executive officers of Community had or shared no voting or dispositive power over any shares of First Financial common stock.

Management and Operations after the Share Exchange (See pages 73 and 78)

After the share exchange, First Financial will be merged into Community and Community will be the surviving corporation and will continue its corporate existence under Indiana law. First Financial will cease to exist. Additionally, after the share exchange, First Federal Savings Bank will be merged into Your Community Bank with Your Community Bank as the surviving corporation. Your Community Bank will continue its corporate existence under Indiana law and First Federal Savings Bank will cease to exist. Most offices of First Federal Savings Bank will be operated as branch offices of Your Community Bank following this merger.

Under the share exchange agreement, Community has agreed to add one First Financial director to Community’s board of directors and a second First Financial director to Your Community Bank’s board of directors. Each of these directors will serve until the next annual meeting of Community or Your Community Bank, as applicable. Community has also agreed to take reasonable action to nominate such individuals for election for one regular term at the applicable annual meeting. The other First Financial directors will cease to serve as directors following the closing of the share exchange.

The share exchange agreement contemplates that Gregory S. Schreacke, President and Director of First Financial, will enter a one-year consulting agreement with Community at the closing of the share exchange and will assist Community and Your Community Bank in transitioning First Financial’s operations, ownership, management and relationships. Community will evaluate the continued services of other officers and employees of First Financial and First Federal Savings Bank on a case-by-case basis depending on the needs of the combined companies.

We Must Obtain Regulatory Approval to Complete the Share exchange (See page 75)

The share exchange and related mergers require the approval of the Board of Governors of the Federal Reserve Board (“Federal Reserve Board”), the FDIC, the Indiana Department of Financial Institutions and other applicable governmental authorities. The share exchange may not be consummated until at least 15 days after approval of the share exchange by the Federal Reserve Board.

We Must Meet Several Conditions to Complete the Share Exchange (See page 88)

The share exchange will only be completed if certain conditions, including the following, are met:

•	First Financial shareholders must approve of the share exchange proposal and Community’s shareholders must approve the issuance of up to 1,962,628 shares of Community common stock in connection with the share exchange;
•	receipt of required approvals from regulatory authorities for the share exchange and subsequent mergers;
•	First Financial’s criticized assets, comprised of other real estate owned and loans classified as substandard and special mention, must not exceed $70 million. As of August 31, 2014, First Financial’s criticized assets totaled approximately $56,073,000;
•	approval for listing on the NASDAQ Capital Market of the Community common stock to be issued to the First Financial shareholders in the share exchange;
•	no events have occurred since the date the parties entered into share exchange agreement that have a material adverse effect on First Financial;
•	the holders of all First Financial stock options with an exercise price less than the value of the stock for which such option is exercisable have contractually agreed on terms satisfactory to Community to convert such options into cash as contemplated by the share exchange agreement;
•	all other First Financial stock options have been cancelled in a manner reasonably satisfactory to Community;
•	First Financial’s letter agreement with EJF Capital LLC to repurchase the 14,791 shares of preferred stock held by EJF Capital LLC and its affiliates for $480 per share, plus accrued but unpaid dividends, is in full force and effect;
•	all required notices to the holder of the warrant for 215,983 shares of First Financial common stock have been given and required actions taken;

•	Community and Gregory S. Schreacke, President of First Financial, have entered a consulting agreement for a one-year period after the share exchange; and
•	additional conditions customary in transactions of this type.

The party in whose favor any of the above conditions run may waive an unsatisfied condition.

Termination and Termination Fee (See page 92)

The share exchange agreement may be terminated, either before or after shareholder approval, in certain circumstances described in detail later in this joint proxy statement-prospectus. If Community or First Financial terminates the share exchange agreement because of a proposed alternative acquisition transaction that meets the requirements of the share exchange agreement, First Financial must pay Community a termination fee of $1,500,000. If Community fails to satisfy a condition imposed by any regulatory authority to raise additional capital of $20,000,000 or less, then either Community or First Financial may terminate the share exchange agreement and Community must pay First Financial $500,000. See “The Share Exchange Agreement — Termination” on page 92.

First Financial’s Directors and Executive Officers Have Interests in the Share Exchange that Differ from First Financial Shareholders’ Interests (See page 78)

First Financial shareholders should be aware that some of First Financial directors and executive officers have interests in the share exchange and have arrangements that are different from, or in addition to, those of First Financial shareholders generally. These interests and arrangements may create potential conflicts of interest. First Financial’s board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the share exchange agreement, and in recommending that First Financial shareholders vote in favor of approving the share exchange proposal and the compensation proposal. For purposes of all of the First Financial agreements and plans described below, the execution of the share exchange agreement or the approval of the share exchange proposal by First Financial shareholders constitute a change of control.

These interests include the following, some of which are also depicted in the tables below:

•	Gregory S. Schreacke, President of First Financial, has agreed to enter into a consulting agreement with Community for a one-year period after the closing of the share exchange;
•	Upon completion of the share exchange, a current director of First Financial will be appointed to Community’s board of directors, and a second current director of First Financial will be appointed to Your Community Bank’s board of directors;
•	The transfer restrictions applicable to the restricted stock held by the directors of First Financial will terminate upon approval of the share exchange proposal by First Financial shareholders. In the share exchange, those shares will be converted into shares of Community common stock at the exchange ratio.
•	Directors, officers and employees of First Financial who hold outstanding options to purchase First Financial common stock, all of which are exercisable, will receive cash in exchange for the cancellation of those stock options, as described above;
•	Each present and former director, officer and employee of First Financial (when acting in such capacity) will be indemnified against any costs or expenses incurred in legal proceedings arising out of matters existing or occurring at or before the effective time of the share exchange to the fullest extent permitted by law and to which such person would be entitled to indemnification under First Financial’s articles of incorporation and bylaws.
•	Four executive officers of First Financial — Anne Moran, Frank Perez, Dann Small, and Rob Whartenby — have change in control agreements with First Financial. Each of them will be entitled to receive a lump sum payment equal to one year of base salary if the executive’s employment with First Financial is involuntarily terminated without cause, or if the executive terminates employment for good reason, within 30 days before or 180 days after the share exchange. The executive will not be entitled to the severance benefit if the executive accepts a comparable position from Community or its affiliates, or if the executive is offered but fails to accept a comparable position from Community or its affiliates.

Share Exchange-Related Compensation for First Financial’s Named Executive Officers.  The following table and the related footnotes provide information about the compensation to be paid to First Financial’s named executive officers that is based on or otherwise relates to the share exchange. Certain compensation shown in this table and described in these footnotes is the subject of a non-binding, advisory vote, of the First Financial shareholders at the First Financial special meeting, as described in “Proposals Submitted To First Financial Shareholders — Proposal No. 2: Non-binding Advisory Vote Approving Compensation.” Shareholders will be voting to approve the compensation of the named executive officers with respect to the accelerated vesting of their stock options and restricted stock and their change in control agreements. The figures in the table are estimated based on compensation levels as of the date of this joint proxy statement-prospectus and an assumed effective date of December 22, 2014 for the share exchange. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that may occur before the completion of the share exchange. As a result of the assumptions set forth below, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash(1)		Equity(2)	Total
Gregory Schreacke	$250,000	(3)	$194,991	$444,991
Frank Perez	$206,000		49,710	255,710
Robert Whartenby	$209,100		29,279	238,379
Dann Small	$163,800		29,253	193,053
Anne Moran	$158,538		52,941	211,479

1.	Assumes that each officer will qualify for payment under the terms of his or her change in control agreement described above under “Change in Control Agreements.”
2.	Reflects the amounts attributable to the acceleration of vesting of restricted stock awards and in-the-money stock options and payments made in consideration of cancelation of all other options.
3.	Mr. Schreacke does not have a change in control agreement; however, he will receive $250,000 from Community under a one-year consulting agreement.

Share Exchange-Related Compensation for First Financial’s Directors.  Each of First Financial’s nine non-employee directors received 8,310 shares of First Financial restricted stock valued at $30,000 automatically upon election at the May 21, 2014 annual meeting of First Financial shareholders. The restrictions on the transfer of the shares will end (i.e., vest) if and when First Financial shareholders approve the share exchange proposal.

The interests of both directors and certain executive officers are more fully described in this proxy statement-prospectus under the heading “Interests of First Financial Directors and Certain Executive Officers in the Share Exchange.”

Differences in Rights of First Financial Shareholders after the Share Exchange (See page 100)

First Financial shareholders will become Community shareholders as a result of the share exchange. Their rights as shareholders after the share exchange will be governed by Indiana law and by Community’s articles of incorporation and bylaws. The rights of Community shareholders are different in certain respects from the rights of First Financial shareholders. Some of the principal differences are described later in this joint proxy statement-prospectus, in the section entitled “Comparison of Shareholders’ Rights” beginning on page 100.

Accounting Treatment (See page 178)

Community will account for the share exchange as a purchase transaction for accounting and financial reporting purposes in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

SELECTED HISTORICAL FINANCIAL INFORMATION
FOR COMMUNITY AND FIRST FINANCIAL

Selected Historical Consolidated Financial Information of Community

Community’s board of directors, on the advice of Community’s management, financial advisor and legal counsel, determined that in order to obtain regulatory approval for the share exchange and merger of First Federal Savings Bank into Your Community Bank, it would be necessary for Community to increase the capital levels of both Community and Your Community Bank at the closing of the share exchange. Community’s management, financial advisor and legal counsel based this conclusion on the fact that while both Community and Your Community Bank are well capitalized, given the capital levels of First Financial and First Federal Savings Bank, Community’s capital ratios would be reduced upon completion of the share exchange and mergers if Community did not raise additional capital and increase Your Community Bank’s equity capital. Specifically, Community’s board of directors and management were concerned that Your Community Bank’s Tier 1 Capital Leverage Ratio would fall below 9.0%. Consequently, Community intends to increase its capital levels through a private placement of Community common stock for approximately $25 million and increase the capital levels of Your Community Bank by:

•	contributing substantially all of the net proceeds of the $25 million private placement to Your Community Bank, and
•	obtaining a proposed holding company loan to Community from a correspondent bank lender and contributing $9.0 million in loan proceeds to Your Community Bank.

Further, in September 2014 Community received a special dividend of $3.6 million from The Scott County State Bank and then promptly contributed $3.3 million into Your Community Bank as part of its overall plan to increase Your Community Bank’s capital levels.

If Community is not able to close on the private placement or close on the holding company loan, Community would either have to find alternative replacement capital sources on terms acceptable to Community and its regulators or it would likely not be able to complete the share exchange as the amount of its and Your Community Bank’s capital would fall short of the level likely required by regulators to approve the share exchange and mergers. Replacement capital sources could involve Community selling additional common or preferred stock or seeking an increase to holding company loans, though Community does not know if such alternative sources would be available on terms acceptable to Community or its regulators. While Community has made substantial progress on each of these planned financing sources, which are described in more detail later in this joint proxy statement-prospectus in the section entitled “Additional Capital Resources,” there is a risk any of these may not come to fruition. If Community is not able to obtain necessary capital sources, it or First Financial would likely terminate the share exchange agreement due to the inability to obtain regulatory approval.

The following table sets forth selected historical consolidated financial information of Community as of and for the years ended December 31, 2009 through December 31, 2013 and as of and for the six months ended June 30, 2014 and 2013. The results of operations for the six months ended June 30, 2014 and 2013 are not necessarily indicative of the results of operations for the full year or any other interim period. Community prepared the unaudited consolidated financial statements as of and for the six months ended June 30, 2014 and June 30, 2013 on the same basis as it prepared its audited consolidated financial states as of and for the year ended December 31, 2013. In the opinion of Community management, the information for the six-month periods ended June 30, 2014 and June 30, 2013 reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this interim data for those dates. This information is based on, and should be read in conjunction with Community’s consolidated financial statements and related notes included in Community’s Annual Report on Form 10-K for the year ended December 31, 2013 and Community’s Quarterly Report on Form 10-Q for the six months ended June 30, 2014, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” included elsewhere in this joint proxy statement-prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
Income Statement Data:
Interest income	$16,411	$16,099	$33,253	$32,826	$34,241	$35,894	$39,262
Interest expense	949	1,177	2,227	4,030	5,968	8,180	15,318
Net interest income	15,462	14,922	31,026	28,796	28,273	27,714	23,944
Provision for loan losses	472	2,717	3,410	4,101	4,390	3,833	15,925
Non-interest income	3,217	5,393	8,684	8,423	8,481	7,414	6,326
Non-interest expense	13,080	12,797	26,071	23,748	22,863	22,461	41,168
Income (loss) before taxes	5,127	4,801	10,229	9,370	9,501	8,834	(26,823)
Net income (loss)	4,260	4,111	8,667	7,685	7,410	6,988	(21,969)
Net income (loss) available (attributable) to common shareholders	4,041	3,602	7,865	6,921	6,031	5,923	(22,587)
Balance Sheet Data:
Total assets	$875,916	$838,371	$846,735	$819,500	$797,354	$801,466	$819,159
Total securities	199,071	199,523	195,327	251,205	198,746	204,188	172,723
Total loans, net	579,679	541,249	552,926	456,827	489,740	502,223	528,183
Allowance for loan losses	8,481	9,722	8,009	8,762	10,234	10,864	15,236
Total deposits	683,615	674,324	643,625	624,667	581,358	618,821	592,423
Other borrowings	37,459	38,162	45,722	45,500	50,879	49,426	76,996
FHLB advances	40,000	20,000	50,000	40,000	55,000	50,000	68,482
Subordinated debentures	17,000	17,000	17,000	17,000	17,000	17,000	17,000
Total shareholders’ equity	94,189	83,742	88,339	86,442	79,485	63,165	59,950
Per Share Data:
Basic earnings (loss) per common share	$1.18	$1.06	$2.32	$2.06	$1.82	$1.80	$(6.93)
Diluted earnings (loss) per common share	1.17	1.06	2.32	2.06	1.79	1.77	(6.93)
Book value per common share	18.99	16.10	17.77	17.34	15.47	13.36	12.49
Cash dividends per common share	0.24	0.21	0.43	0.40	0.40	0.40	0.55
Performance Ratios:
Return on average assets	1.01%	1.00%	1.04%	0.95%	0.94%	0.85%	(2.60)%
Return on average equity	9.36	9.47	10.03	9.13	10.58	10.95	(35.02)
Net interest margin	4.14	4.14	4.24	4.07	4.07	3.90	3.19
Efficiency ratio	70.03	62.99	65.65	63.81	62.21	63.94	136.00
Asset Quality Ratios:
Non-performing assets to total loans	2.66%	4.09%	2.46%	3.30%	4.17%	3.63%	5.12%
Net loan charge-offs to average loans(1)	0.00	0.71	0.79	1.14	0.99	1.54	1.73
Allowance for loan losses to total loans	1.44	1.76	1.43	1.92	2.05	2.11	2.80
Allowance for loan losses to non-performing loans	88.45	74.95	102.84	100.50	64.89	58.26	67.26
Capital Ratios:
Leverage ratio	12.6%	11.9%	12.5%	12.2%	11.7%	9.1%	8.6%
Average stockholders’ equity to average total assets	10.7	10.5	10.4	10.4	8.9	7.8	7.4
Tier 1 risk-based capital ratio	17.4	16.8	17.2	17.9	16.3	13.5	11.9
Total risk-based capital ratio	18.7	18.0	18.5	19.1	17.5	14.7	13.1
Dividend payout ratio	19.3	17.3	16.8	17.5	17.9	18.8	NM*
Other Key Data:
End-of-period full-time equivalent employees	198	201	204	197	196	199	199
Number of bank offices	24	21	24	21	21	21	22

(1)	Net loan charge-offs for the six months ended June 30, 2014 and 2013 have been annualized.

Selected Historical Consolidated Financial Information of First Financial

The following table sets forth selected historical consolidated financial information of First Financial as of and for the years ended December 31, 2009 through December 31, 2013 and as of and for the six months ended June 30, 2014 and 2013. The results of operations for the six months ended June 30, 2014 and 2013 are not necessarily indicative of the results of operations for the full year or any other interim period. First Financial prepared the unaudited consolidated financial statements as of and for the six months ended June 30, 2014 and June 30, 2013 on the same basis as it prepared its audited consolidated financial states as of and for the year ended December 31, 2013. In the opinion of First Financial management, the information for the six-month periods ended June 30, 2014 and June 30, 2013 reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this interim data for those dates. This information is based on, and should be read in conjunction with, the consolidated financial statements and related notes of First Financial contained in its audited financial statements for the year ended December 31, 2013 and in its unaudited financial statements for the six months ended June 30, 2014, included as Appendix “C” to this joint proxy statement-prospectus. Factors affecting the comparability of certain indicated periods are discussed in “Information about the Companies — First Financial Service Corporation — Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 139.

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
Income Statement Data:
Interest income	$14,213	$16,751	$32,422	$41,721	$53,529	$59,565	$58,856
Interest expense	3,283	4,856	8,828	15,359	20,700	23,485	21,792
Net interest income	10,930	11,895	23,594	26,362	32,829	36,080	37,064
Provision for loan losses	100	(825)	(3,086)	6,797	21,210	16,881	9,524
Non-interest income	3,287	3,140	8,092	10,959	474	7,304	8,519
Non-interest expense	17,154	16,863	34,028	38,935	38,237	34,119	43,917
Income (loss) before taxes	(3,037)	(1,003)	744	(8,411)	(26,144)	(7,616)	(7,858)
Net income (loss)	(2,070)	(1,004)	741	(8,393)	(23,161)	(9,402)	(6,709)
Net loss attributable to common shareholders	(2,950)	(1,531)	(313)	(9,447)	(24,215)	(10,456)	(7,741)
Balance Sheet Data:
Total assets	$802,321	$884,518	$858,617	$1,007,062	$1,228,778	$1,319,507	$1,209,504
Total securities	212,231	309,132	269,282	354,131	313,801	196,153	46,931
Total loans, net	445,831	474,639	457,286	507,570	674,072	861,866	977,207
Allowance for loan losses	9,538	15,947	9,576	17,265	17,181	22,665	17,719
Total deposits	723,623	798,377	783,487	922,620	1,122,794	1,173,908	1,049,815
Other borrowings	—	—	—	—	—	—	1,500
FHLB advances	12,320	22,526	12,389	12,596	27,736	52,532	52,745
Subordinated debenture	18,000	18,000	18,000	18,000	18,000	18,000	18,000
Total shareholders’ equity	34,874	34,602	32,819	44,372	53,463	71,311	85,132
Per Share Data:
Basic loss per common share	$(0.60)	$(0.32)	$(0.06)	$(1.98)	$(5.11)	$(2.21)	$(1.65)
Diluted loss per common share	(0.60)	(0.32)	(0.06)	(1.98)	(5.11)	(2.21)	(1.65)
Book value per common share	2.89	3.01	2.57	5.12	7.07	10.89	13.87
Cash dividends per common share	—	—	—	—	—	—	0.43
Performance Ratios:
Return on average assets	(0.49)%	(0.21)%	0.08%	(0.75)%	(1.85)%	(0.74)%	(0.61)%
Return on average equity	(11.36)	(4.83)	1.97	(16.93)	(35.52)	(10.99)	(7.18)
Net interest margin	2.85	2.76	2.82	2.55	2.85	3.05	3.66
Efficiency ratio	120.66	112.16	107.39	104.32	114.82	78.64	96.35
Asset Quality Ratios:
Non-performing assets to total loans	5.63%	6.54%	6.55%	8.34%	9.34%	7.69%	3.69%
Net loan charge-offs to average loans(1)	0.06	0.19	0.93	1.06	3.25	1.25	0.55
Allowance for loan losses to total loans	2.09	3.25	2.05	3.29	2.37	2.56	1.78
Allowance for loan losses to non-performing loans)	74.00	89.00	55.00	80.47	43.93	53.75	62.86
Capital Ratios:
Leverage ratio	6.7%	6.1%	6.7%	5.7%	5.7%	7.2%	8.7%
Average stockholders’ equity to average total assets	4.3	4.4	4.2	4.4	5.2	6.8	8.6
Tier 1 risk-based capital ratio	10.9	9.4	10.3	9.5	8.6	10.1	10.1
Total risk-based capital ratio	12.9	11.3	12.1	11.4	9.9	11.3	11.4
Dividend payout ratio	—	—	—	—	—	—	NM*
Other Key Data:
End-of-period full-time equivalent employees	269	278	273	274	316	325	324
Number of bank offices	17	17	17	17	22	22	22

(1)	Net loan charge-offs for the six months ended June 30, 2014 and 2013 have been annualized.

PRO FORMA SHARE EXCHANGE INFORMATION

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

The following unaudited pro forma condensed combined consolidated financial statements are based on the separate financial statements of Community and First Financial after giving effect to the share exchange and Community’s issuance of common stock in the share exchange and private placement, and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2014 is presented as if the share exchange occurred on June 30, 2014. The unaudited pro forma condensed combined consolidated income statements for the year ended December 31, 2013, and the six months ended June 30, 2014 are presented as if the share exchange occurred on January 1, 2013. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the share exchange and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma shareholders’ equity and net income derived from the above assumptions are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Community common stock or the actual or future results of operations of Community for any periods. Actual results may be materially different than the pro forma data presented.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
as of June 30, 2014

	Community	First Financial	Pro Forma Adjustments	Pro Forma Combined	Pro Forma Notes
			(In thousands)
Assets:
Cash and due from financial institutions	$19,350	$16,995	$10,880	$47,225	A
Interest-bearing deposits in other financial institutions	18,727	65,541	—	84,268
Securities available for sale	199,071	212,231	—	411,302
Loans (including loans held for sale)	588,406	456,682	(22,690)	1,022,398	B
Allowance for Loan Losses	(8,481)	(9,538)	9,538	(8,481)	C
Net Loans	579,925	447,144	(13,152)	1,013,917
Federal Home Loan Bank and Federal Reserve stock	5,964	4,080	—	10,044
Accrued interest receivable	3,144	—	—	3,144
Premises and equipment, net	18,204	23,307	(2,000)	39,511	D
Company owned life insurance	21,718	10,606	—	32,324
Goodwill	—	—	3,427	3,427	E
Other intangibles	839	—	3,603	4,442	F
Foreclosed and repossessed assets	6,029	11,248	(2,455)	14,822	G
Other assets	2,945	11,169	15,089	29,203	H
Total assets	$875,916	$802,321	$15,392	$1,693,629
Liabilities and Shareholders’ Equity:
Deposits
Non interest-bearing	$201,259	$89,196	$—	$290,455
Interest-bearing	482,356	634,427	5,978	1,122,761	I
Total deposits	683,615	723,623	5,978	1,413,216
Other Borrowings	37,459	—	9,000	46,459	J
Federal Home Loan Bank advances	40,000	12,320	980	53,300	K
Subordinated debentures	17,000	18,000	(6,622)	28,378	L
Accrued interest payable	87	5,160	(5,133)	114	M
Accrued senior preferred dividend	110	4,257	(4,257)	110	N
Other Liabilities	3,456	4,087	12,426	19,969	O
Total liabilities	781,727	767,447	12,372	1,561,546
Shareholders’ equity:
Preferred stock	28,000	20,000	(20,000)	28,000	P
Common stock and additional paid-in-capital	44,334	42,123	2,384	88,841	Q
Retained earnings (deficit)	28,403	(20,661)	14,048	21,790	R
Accumulated other comprehensive income (loss)	754	(6,588)	6,588	754	S
Treasury stock	(7,302)	—	—	(7,302)
Total shareholders’ equity	94,189	34,874	3,020	132,083
Total liabilities and shareholders’ equity	$875,916	$802,321	$15,392	$1,693,629

Unaudited Pro Forma Condensed Combined Consolidated Income Statement
For the Six Months Ended June 30, 2014

	Community	First Financial	Pro forma Adjustments	Pro forma Combined	Notes
	(In thousands, except share and per share amounts)
Interest and dividend income
Loans, including fees	$13,722	$11,380	$(200)	$24,902	T
Other interest income	2,689	2,833	204	5,726	U
	16,411	14,213	4	30,628
Interest expense
Deposits	520	2,416	(747)	2,189	V
Other borrowings	53	—	229	282	W
Federal Home Loan Bank advances	176	275	(140)	311	X
Subordinated debentures	200	592	142	934	Y
	949	3,283	(516)	3,716
Net interest income	15,462	10,930	520	26,912
Provision for loan losses	472	100	—	572
Net interest income after provision for loan losses	14,990	10,830	520	26,340
Non-interest income
Service charges on deposit accounts	1,627	2,600	—	4,227
Net gains (losses) on sales of available for sale securities	296	(35)	—	261
Other income	1,294	722	—	2,016
	3,217	3,287	—	6,504
Non-interest expense
Salaries and employee benefits	6,733	7,735	(814)	13,654	Z
Occupancy and equipment	1,877	1,389	—	3,266
Data processing	1,329	1,917	—	3,246
FDIC insurance premiums	293	920	—	1,213
Other expense	2,848	5,193	(343)	7,698	AA
	13,080	17,154	(1,157)	29,077
Income (loss) before income taxes	5,127	(3,037)	1,677	3,767
Income tax expense (benefit)	867	(967)	132	32	BB
Net income (loss)	4,260	(2,070)	1,545	3,735
Preferred stock dividends	(219)	(880)	—	(1,099)
Net income (loss) available (attributable) to common shareholders’	$4,041	$(2,950)	$1,545	$2,636
Basic earnings (loss) per common share:
Earnings (loss) per share	$1.18	$(0.60)	—	$0.49
Weighted average shares outstanding	3,430,025	4,931,837	—	5,338,903	CC
Diluted earnings (loss) per common share:
Earnings (loss) per share	$1.17	$(0.60)	—	$0.49
Weighted average shares outstanding	3,461,288	4,931,837	—	5,370,166	CC

Unaudited Pro Forma Condensed Combined Consolidated Income Statement
For the Year Ended December 31, 2013

	Community	First Financial	Pro forma Adjustments	Pro forma Combined	Notes
	(In thousands, except share and per share amounts)
Interest and dividend income
Loans, including fees	$27,377	$25,711	$(399)	$52,689	T
Other interest income	5,876	6,711	408	12,995	U
	33,253	32,422	9	65,684
Interest expense
Deposits	1,191	6,926	(1,495)	6,622	V
Other borrowings	113	—	457	570	W
Federal Home Loan Bank advances	517	538	(280)	775	X
Subordinated debentures	406	1,364	285	2,055	Y
	2,227	8,828	(1,033)	10,022
Net interest income	31,026	23,594	1,042	55,662
Provision for loan losses	3,410	(3,086)	—	324
Net interest income after provision for loan losses	27,616	26,680	1,042	55,338
Non-interest income
Service charges on deposit accounts	3,394	5,306	—	8,700
Net gains (losses) on sales of available for sale securities	742	1,257	—	1,999
Other income	4,548	1,529	—	6,077
	8,684	8,092	—	16,776
Non-interest expense
Salaries and employee benefits	13,381	15,247	—	28,628
Occupancy and equipment	3,511	2,728	—	6,239
Data processing	2,794	3,751	—	6,545
FDIC insurance premiums	670	2,109	—	2,779
Other expense	5,715	10,193	449	16,357	AA
	26,071	34,028	449	60,548
Income before income taxes	10,229	744	593	11,566
Income tax expense	1,562	3	(273)	1,292	BB
Net income	8,667	741	866	10,274
Preferred stock dividends	(802)	(1,054)	—	(1,856)
Net income (loss) available (attributable) to common shareholders’	$7,865	$(313)	$866	$8,418
Basic earnings (loss) per common share:
Earnings (loss) per share	$2.32	$(0.06)	—	$1.59
Weighted average shares outstanding	3,387,906	4,828,000	—	5,296,784	CC
Diluted earnings (loss) per common share:
Earnings (loss) per share	$2.32	$(0.06)	—	$1.59
Weighted average shares outstanding	3,387,906	4,828,000	—	5,296,784	CC

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
As of June 30, 2014
(In thousands, except share and per share amounts)

The following pro forma adjustments have been reflected in the unaudited condensed combined consolidated financial statements presented for Community and First Financial. All adjustments are based on current assumptions and valuations, which are subject to change. The adjustments are presented in thousands, with the exception of per share amounts.

A —	Adjustments to cash

To reflect redemption of First Financial preferred stock	$(9,000)
To reflect payment of deferred accrued dividends on First Financial preferred stock	(3,553)
To reflect payment of deferred accrued interest on First Financial subordinated debentures	(5,133)
To reflect net proceeds from issuance of Community common stock	19,566
To reflect proceeds from third-party correspondent loan	9,000
10,880
—	First Financial has 20,000 shares of preferred stock outstanding which will be repurchased through a mix of cash and conversion to Community common shares. An agreement in place with the holder of 14,791 shares will allow Community to repurchase each share at $480 per share while an additional 1,900 shares will be repurchased at $1,000 per share for a total cash payment of $9,000. The remaining 3,309 preferred shares will be exchanged at the time of the transaction for Community common shares in addition to unpaid dividends on those shares of $704 as of June 30, 2014.
—	As of June 30, 2014, First Financial had $4,257 of accrued, unpaid dividends outstanding. The pro forma adjustment reflects the cash payment of $3,553 of the unpaid dividends. The remaining outstanding unpaid dividends of $704 will be converted into Community common shares per the agreement with the holder of those shares.
—	Community is issuing 1,120,950 shares to private investors to increase its capital levels in connection with the share exchange with First Financial. One of the private investors owns 3,309 shares of First Financial preferred shares and is converting those shares, plus unpaid dividends, to common shares of Community. An adjustment to cash has been made to reflect the cash received from the placement of common shares to private investors, net of expenses and the exchange of 3,309 preferred shares, plus unpaid dividends, to common shares.
—	Adjustment to reflect the proceeds from a $10.0 million loan from a third-party correspondent bank of which $9.0 million of the proceeds will be used to increase Your Community Bank’s Tier 1 capital levels in connection with the bank merger. The $10.0 million loan will have an interest rate equal to the 5 year Federal Home Loan Bank Constant Monthly Payment Advance Rate plus 3.75% and a term of 5-years. Community has a signed commitment letter with the third-party correspondent bank and anticipates executing the loan agreement in October 2014.
B —	Community has reviewed the loan portfolio and estimated the associated credit and interest rate fair value adjustments. Once the acquisition has been completed, Community will update and finalize its analysis which may change significantly from the initial estimate. The pro forma balance of loans was increased by $2,794 for the accretable yield portion, or interest rate fair value adjustment, and decreased by $25,484 for the non-accretable yield portion, or credit fair value adjustment.
C —	Purchase accounting reversal of First Financial’s allowance for loan losses which cannot be carried over in accordance with GAAP.
D —	Adjustment to reflect estimated fair value at acquisition date of acquired premises and equipment.
E —	Adjustment represents the excess of consideration paid over the fair value of net assets acquired. The pro forma adjustment assumes the stock consideration will total $20.5 million (based on Community’s closing stock price of $26.05 on September 5, 2014) plus estimated cash of $402 for First Financial stock option holders and fractional shares.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
As of June 30, 2014
(In thousands, except share and per share amounts)

Fair value of consideration		$20,927
Fair value of assets acquired:
Cash and due from financial institutions	$16,995
Interest-bearing deposits in other financial institutions	65,541
Securities available for sale	212,231
Net Loans (including loans held for sale)	433,992
Federal Home Loan Bank stock	4,080
Premises and equipment	21,307
Company owned life insurance	10,606
Core deposit intangible	3,603
Foreclosed and repossessed assets	8,793
Deferred tax asset	10,865
Other assets	11,169
Total assets	799,182
Fair value of liabilities assumed:
Deposits	729,601
Federal Home Loan Bank advances	13,300
Subordinated debentures	11,378
Other liabilities	15,094
Total liabilities	769,373
Liquidation amount of preferred stock	12,309
Net assets acquired		17,500
Pro forma goodwill		$3,427
F —	Preliminary purchase accounting adjustment which represents the Company’s estimate of the core deposit intangible to be recorded. The actual amount of such core deposit intangible asset will be determined at the completion of the transaction and will be based on an independent third party appraisal.
G —	Adjustment to reflect the estimated fair value of foreclosed and repossessed assets. Subsequent to the completion of the transaction, Community will finalize its determination of the fair value of the acquired foreclosed and repossessed property which could significantly change the estimated purchase accounting adjustments.
H —	Adjustment to current and deferred income taxes based on the pro forma fair value adjustments of acquired assets and assumed liabilities and on a calculation of future tax benefits.
I —	Adjustment to the fair value of time deposits to reflect the current market rate of interest.
J —	Adjustment to reflect the proceeds from a $10.0 million loan from a third-party correspondent bank, of which $9.0 million of the proceeds will be used to increase Your Community Bank’s Tier 1 capital levels in connection with the bank merger. The $10.0 million loan will have an interest rate equal to the 5 year Federal Home Loan Bank Constant Monthly Payment Advance Rate plus 3.75% and a term of 5-years. Community has a signed commitment letter with the third-party correspondent bank and anticipates executing the loan agreement in October 2014.
K —	Adjustment to the fair value of Federal Home Loan Bank advances to reflect the current market rate of interest.
L —	Adjustment to the fair value of subordinated debentures to reflect the current market rate of interest.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
As of June 30, 2014
(In thousands, except share and per share amounts)

M —	Upon completion of the transaction, Community will pay the outstanding deferred accrued interest on First Financial subordinated debentures.
N —	Upon completion of the transaction, Community will pay the outstanding deferred accrued dividends on preferred stock of First Financial.
O —	Adjustment reflects the amount of anticipated transaction and merger and integration costs including contract termination costs, investment banker, accountant, and legal fees, and severance and change in control payments to employees. The pro forma income statements do not include expense associated expense with the items listed above and have been adjusted to remove any expense incurred.
P —	Adjustments to preferred stock

To reflect redemption of First Financial preferred stock	(12,309)
To reflect difference between redemption amount and liquidation preference of First Financial preferred stock	(7,691)
(20,000)

First Financial has an agreement in place with holder of 14,791 shares of the Company’s preferred stock with a liquidation preference of $1,000 per share to redeem at $480 per share resulting in a reduction in the liquidation amount from par of $7,691. The remaining 5,209 shares are redeemable at the liquidation preference of $1,000 per share. All outstanding preferred stock will be redeemed at the closing date of the transaction or shortly thereafter.

Q —	Adjustments to common stock and additional paid-in-capital

To eliminate First Financial historical common stock and additional paid-in-capital	(42,123)
To reflect issuance of Community common stock to First Financial shareholders	20,927
To reflect issuance of Community common stock to private investors	23,579
2,384

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
As of June 30, 2014
(In thousands, except share and per share amounts)

This adjustment represents the elimination of First Financial’s historical common stock and reflects the issuance of Community shares to First Financial shareholders and the corresponding issuance of Community common shares to private investors. As of June 30, 2014, First Financial had 5,145,356 common shares outstanding, which included 74,790 shares of restricted stock that were awarded in May 2014 and will fully vest when First Financial shareholders approve the share exchange proposal. Based on the base exchange ratio of 0.153 Community shares for each First Financial share, which is subject to adjustment, Community will issue 787,928 shares to First Financial shareholders of the Company’s $0.10 par value common shares. Additionally, Community has agreements in place with private investors to issue 1,120,950 shares of the Company’s common stock at $22.33 per share for $23,579, which is net of issuance costs of $1,452.

R —	Adjustments to retained deficit

To eliminate First Financial historical retained deficit	20,661
To reflect transaction costs, net of tax	(6,613)
14,048

This adjustment eliminates First Financial’s historical retained deficit and reflects the estimated transaction costs associated with the transaction including contract termination, investment banker, accountant, and legal fees.

S —	Adjustment to eliminate First Financial historical other comprehensive loss.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Income Statements
For the Three Months Ending June 30, 2014 and Year Ending December 31, 2013
(In thousands, except share and per share amounts)

T —	Community has evaluated the acquired loan portfolio to estimate the necessary credit and interest rate fair value adjustments. Subsequently, the accretable portion of the fair value adjustment will be accreted into earnings using the level yield method over the remaining maturity of the underlying loans. For purposes of the pro forma impact, the net discount accretion was estimated using the overall weighted average maturity of the loan portfolio, 5.3 years.
U —	Adjustment to accrete the fair value of acquired available for sale securities into earnings using the level yield method over the remaining maturity of the underlying securities, which is approximately 7.5 years.
V —	Adjustment to reflect the estimated fair value of time deposits based on the current market rate of interest for comparable deposits. The fair value adjustment will be accreted into earnings as a reduction of the cost of funds over the estimated maturity of 4.0 years using the level yield method.
W —	Adjustment to reflect the estimated fair value of Federal Home Loan Bank advances based on the current market rate of interest for comparable borrowings. The fair value adjustment will be accreted into earnings as a reduction of the cost of funds over the estimated maturity of 3.5 years using the level yield method.
X —	Adjustment to reflect interest expense on $9.0 million borrowing from third-party correspondent bank at an interest rate of 5.08%. The interest rate is based on Community’s signed commitment for a $10.0 million loan from a third-party correspondent bank, of which $9.0 million of the proceeds will be used to increase Your Community Bank’s Tier 1 capital levels in connection with the bank merger. The $10.0 million loan will have an interest rate equal to the 5 year Federal Home Loan Bank Constant Monthly Payment Advance Rate plus 3.75% and a term of 5-years. Community has a signed commitment letter with the third-party correspondent bank and anticipates executing the loan agreement in October 2014.
Y —	Adjustment to reflect the estimated fair value of subordinated debentures based on the current market rate of interest for comparable borrowings. The fair value adjustment will be amortized into earnings as an increase to the cost of funds over the estimated maturity of 23.5 years using the level yield method.
Z —	Adjustment to reduce salaries and employee benefits expense for the accelerated vesting of stock based awards as a result of the acquisition agreement.
AA —	Adjustment to amortize the acquired core deposit intangible asset over 10 years on an accelerated method for $220 and $449 for the six months ended June 30, 2014 and year ended December 31, 2013, respectively. Community also made an adjustment to reduce other expense by $562 for the six months ended June 30, 2014 for non-recurring transaction costs incurred during the period for both First Financial and Community.
BB —	Adjustment to reflect the income tax effect of pro forma adjustments at Community’s income tax rate of 34%. In addition, an adjustment was made to remove the effect of valuation allowance recorded at First Financial for $438 and $474 for the six months ended June 30, 2014 and year ended December 31, 2013, respectively.
CC —	Adjustment to weighted average shares for the conversion of 5,149,855 shares outstanding on August 11, 2014, including 74,790 shares of restricted stock which will vest when the First Financial shareholders approve the share exchange proposal, at the conversion ratio of 0.153 shares of Community shares for additional Community shares outstanding of 787,928. In addition, an adjustment has been made for the issuance of 1,120,950 shares to private investors at the transaction date.

Unaudited Comparative Historical and Pro Forma Per Share Data

The table below summarizes certain historical, pro forma and pro forma equivalent per share financial information for both Community and First Financial common stock. The pro forma and pro forma equivalent per share information gives effect to the share exchange as if the transaction had been effective on the date presented, in the case of book value data, and as if the transaction had been effective on January 1, 2013, in the case of the income and dividend data. The pro forma information in the table assumes that the share exchange is accounted for under the acquisition method of accounting.

The information in the following table is based on, and should be read together with, the historical financial information that Community presented in its prior filings with the SEC and that Community and First Financial have included in this joint proxy statement-prospectus. See “Where You Can Find More Information” included elsewhere in this joint proxy statement-prospectus.

The pro forma per share common stock data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the share exchange had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect the potential effects of cost savings or synergies which may be obtained by integrating the operations of First Federal Savings Bank with Your Community Bank.

	Community Historical	First Financial Historical	Pro Forma Combined(1)	Equivalent Pro Forma First Financial(1)(2)
Basic Net Income (Loss) Per Common Share
Six Months Ended June 30, 2014	$1.18	$(0.60)	$0.49	$0.07
Year Ended December 31, 2013	$2.32	$(0.06)	$1.59	$0.24
Diluted Net Income (Loss) Per Common Share
Six Months Ended June 30, 2014	$1.17	$(0.60)	$0.49	$0.07
Year Ended December 31, 2013	$2.32	$(0.06)	$1.59	$0.24
Dividends Declared Per Common Share(3)
Six Months Ended June 30, 2014	$0.24	$0.00	$0.24	$0.04
Year Ended December 31, 2013	$0.43	$0.00	$0.43	$0.07
Book Value Per Common Share
June 30, 2014	$19.24	$2.89	$19.46	$2.98

(1)	The unaudited pro forma information for Community and pro forma per equivalent information for First Financial gives effect to the acquisition of First Financial as if had been effective on June 30, 2014, in the case of book value per common share, and as of January 1, 2013 in the case of basic and diluted net income (loss) per share and dividends on common shares data. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what would have occurred had these acquisitions taken place on January 1, 2013.
(2)	The equivalent pro forma per share data for First Financial is computed by multiplying the pro forma combined amounts by 0.153.

Pro forma combined dividends declared per common share are based only upon Community historical amounts.

RISK FACTORS

An investment in the combined company’s common stock contains a high degree of risk. In addition to the other information included and incorporated by reference in this document, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding how to vote your shares of Community common stock or First Financial common stock.

Community shareholders should consider the matters described below in determining whether to approve the issuance of Community common stock in connection with the share exchange. First Financial shareholders should also consider the matters described below in determining whether to adopt and approve the share exchange.

Risk Factors Relating to the Share Exchange

Because the 0.153 exchange ratio may be adjusted downward based upon conditions that will not be determined until immediately before completion of the share exchange, when First Financial shareholders vote on the share exchange proposal they may not know, nor be able to calculate, the number of shares of Community common stock they will receive for their shares of First Financial common stock in the share exchange.

Upon completion of the share exchange, each share of First Financial common stock will be canceled and converted into the right to receive 0.153 shares of Community’s common stock (“exchange ratio”) plus cash in lieu of any fractional share. However, the exchange ratio will be adjusted downward in the two circumstances described below, each of which will not be determined until immediately before the completion of the share exchange. Accordingly, at the time of the special meeting, First Financial shareholders may not know, nor be able to calculate, the number of shares of Community common stock they would receive upon completion of the share exchange.

•	First, the exchange ratio will decrease if First Financial is unable to gain at least $3,000,000 through payoffs, paydowns or collateral enhancements on sixteen specifically identified loans and real estate holdings by the tenth business day before the date of the share exchange. For each $114,762 by which First Financial’s gain falls short of $3,000,000, the exchange ratio will decrease by 0.001 shares of Community common stock, up to a maximum of 0.026 shares.

First Financial’s ability to attain the $3,000,000 target depends on First Financial’s ability to negotiate and close agreements with borrowers and guarantors before the share exchange is completed, the financial condition of borrowers and guarantors, the access of borrowers and guarantors to sufficient cash to pay down the loans or sufficient assets to provide additional collateral, and factors affecting the appraised value of collateral. First Financial has reported, and Community has confirmed, a total gain of $2,132,472 on the identified loans and real estate holdings from April 21, 2014 through September 12, 2014.

•	Second, the exchange ratio will decrease if First Financial’s Consolidated Net Book Value is less than $13,000,000 as of the tenth business day before date of the share exchange. The exchange ratio will decrease by 0.001 for each $114,762 by which First Financial’s Consolidated Net Book Value is less than $13,000,000. First Financial is not required to close on the share exchange if its Consolidated Net Book Value is less than $10,000,000. First Financial has reported a Consolidated Net Book Value of $15,664,200 at August 31, 2014. The final determination of Consolidated Net Book Value will be subject to confirmation by Community.

For purposes of the second potential adjustment, the term “Consolidated Net Book Value” means the unaudited consolidated net common shareholders’ equity of First Financial determined in accordance with generally accepted accounting principles. However, as described in greater detail under “The Share Exchange — Terms of the Share Exchange,” a provision for loan and lease losses recorded by First Financial after December 31, 2013 which would decrease the allowance for loan and lease losses will only increase Consolidated Net Book Value if that provision results from certain payoffs or collateral enhancements with respect to specific loans.

First Financial’s ability to maintain Consolidated Net Book Value of at least $13,000,000 will depend on the financial results of First Financial and First Federal Savings Bank. Loan losses, increases in the provision for loan losses resulting from the deterioration of the financial condition of borrowers, charges related to declines in the fair value of real estate holdings or collateral, declines in the market value of investment securities, unanticipated increases in operating expenses, adverse changes in economic conditions or regulatory matters all could adversely affect First Financial’s Consolidated Net Book Value before the completion of the share exchange.

As of August 31, 2014, First Financial reported Consolidated Net Book Value of $15,664,000 and had realized a total gain of $2,132,472 on the identified loans and real estate holdings. Assuming those values remain in effect on the Determination Date, the exchange ratio would be 0.145 shares of Community Common stock for each share of First Financial common stock, and the aggregate value of the Community shares issued to First Financial shareholders in the share exchange would be $19,790,239, based on the $26.50 closing trading price of Community common stock on October 21, 2014.

Because the trading price of Community common stock will fluctuate until the share exchange closes, First Financial shareholders cannot be sure of the market value of the shares of Community common stock they will receive in share exchange.

In the share exchange, First Financial shareholders will receive a number of shares of Community common stock determined by the exchange ratio, and the exchange ratio will not change based upon changes in the trading price of Community common stock. Therefore, the market value of the shares First Financial shareholders will receive in the share exchange depends on the public trading price of Community common stock, which will fluctuate until the share exchange is completed. Accordingly, First Financial shareholders will not know or be able to calculate the value of the shares they will receive in the share exchange at the time the vote on the share exchange proposal. Neither company is permitted to terminate the share exchange agreement or resolicit the vote of its shareholders solely because of changes in the trading price of Community’s common stock. Nor will the share exchange consideration adjust due to changes in the trading price of the stock of either First Financial or Community. Stock trading prices can change due to a variety of factors, including general market and economic conditions, changes in the issuer’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. We urge you to obtain current market quotations for shares of Community common stock before you vote your shares at the First Financial special meeting.

Regulatory restrictions have prevented First Financial from paying interest on the junior subordinated debentures that relate to First Financial’s trust preferred securities since the fourth quarter of 2010. If the share exchange is not completed, and First Financial remains independent, then the accrued and unpaid interest on these securities must be paid by December 15, 2015, or First Financial will be in default.

First Financial’s two wholly-owned trust subsidiaries have together issued a total of $18 million of trust preferred securities. The subsidiaries loaned the sales proceeds from these issuances to First Financial in exchange for junior subordinated deferrable interest debentures. First Financial has deferred interest payments on the junior subordinated debentures since the fourth quarter of 2010, resulting in the deferral of distributions to the holders of First Financial’s trust preferred securities. Deferred distributions totaled $5,113,000 as of June 30, 2014. Community has agreed to assume First Financial’s trust preferred securities in connection with the share exchange and to pay in full the deferred interest on First Financial’s subordinated debentures.

If the share exchange is not completed for any reason, and First Financial remains independent, then the accrued and unpaid interest on these securities must be paid by December 15, 2015, or First Financial will be in default. If as a result of such a default, First Financial becomes subject to any liquidation, dissolution or winding up, holders of the trust preferred securities and holders of First Financial Series A preferred stock will be entitled to receive the liquidation amounts to which they are entitled, plus all accrued and unpaid distributions and dividends, before any distribution can be made to the holders of First Financial common stock. Creditors may seek the sale of First Financial’s principal asset, the capital stock of First Federal Savings Bank, in connection with any such proceedings.

Current First Financial shareholders will have a smaller ownership and voting interest in the combined financial institution resulting from the share exchange.

Immediately after the share exchange is completed, it is expected that, on a fully diluted basis, current First Financial shareholders will own approximately 15% of the outstanding Community common stock. Although the combined financial institution will have significantly greater financial resources than First Financial, with $1.7 billion in total assets and $1.4 billion in deposits, former First Financial shareholders will have greatly reduced influence on the management and policies of combined entity than they currently have with respect to First Financial.

If the share exchange is not completed for any reason, and First Financial remains independent, then First Financial would need to raise sufficient capital to meet the requirements of its consent order with the FDIC, pay accrued and unpaid distributions on its trust preferred securities, pay accrued dividends on and redeem its preferred stock, and meet its obligations to serve as a source of financial strength for First Federal Savings Bank. Like the share exchange, future sales of common stock or other securities by First Financial to raise the amount of capital necessary to accomplish the important objectives listed in the preceding sentence would also result in a significant reduction in the ownership interests and voting power of current First Financial shareholders. In addition, the issuance of additional common shares or other securities for these purposes could have the effect of reducing the book value and the trading price of then-outstanding shares of First Financial common stock.

Current Community shareholders will have a reduced ownership and voting interest after the share exchange and will exercise less influence over management.

Current Community shareholders have the right to vote in the election of the Community board of directors and on other matters affecting Community. Immediately after the share exchange is completed, it is expected that, on a fully diluted basis, current Community shareholders will own approximately 85%, of the outstanding shares of Community common stock. As a result of the share exchange, current Community shareholders will have less influence on the management and policies of Community post-share exchange than they currently have.

The share exchange agreement limits First Financial’s ability to pursue an alternative transaction and requires First Financial to pay a termination fee of $1.5 million under limited circumstances relating to alternative acquisition proposals.

The share exchange agreement prohibits First Financial from soliciting, initiating or knowingly encouraging alternative acquisition proposals with any third party, subject to exceptions set forth in the share exchange agreement. See “The Share Exchange Agreement — No Solicitation of Alternative Transactions” included elsewhere in this joint proxy statement-prospectus. The share exchange agreement also provides for the payment by First Financial to Community of a termination fee in the amount of $1.5 million in the event that First Financial enters into an agreement for a different business combination. These provisions may discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of First Financial from considering or proposing such an acquisition. See “The Share Exchange Agreement —  Termination” included elsewhere in this joint proxy statement-prospectus.

The fairness opinion that Community obtained from Sterne, Agee & Leach, Inc. and the fairness opinions that First Financial obtained from Keefe, Bruyette & Woods, Inc. and from Professional Bank Services, Inc. have not been, and are not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the share exchange agreement.

The respective financial advisors of Community and First Financial each provided a fairness opinion in connection with the share exchange. Each fairness opinion speaks only as of April 21, 2014. Changes in the operations and prospects of Community or First Financial, general market and economic conditions and other factors which may be beyond the control of Community and First Financial, and on which the fairness opinions were based, may have altered the value of Community or First Financial or the market price of shares of Community common stock as of the date of this document, or may alter such values and market price by the time the share exchange is completed. None of Sterne, Agee & Leach, Inc., Keefe, Bruyette &

Woods or Professional Bank Services has any obligation to update, revise or reaffirm their respective opinions to reflect subsequent developments, and none has done so. For a description of the opinions that Community and First Financial received from their respective financial advisors, please refer to “The Share Exchange — Opinion of Community’s Financial Advisor” and “The Share Exchange — Opinions of First Financial’s Financial Advisors” included elsewhere in this joint proxy statement-prospectus. For a description of the other factors considered by Community’s board of directors in determining to approve the share exchange, please refer to “The Share Exchange — Community’s Reasons for the Share Exchange; Recommendation of the Community Board of Directors” included elsewhere in this joint proxy statement-prospectus. For a description of the other factors considered by First Financial’s board of directors in determining to approve the share exchange, please refer to “The Share Exchange — First Financial’s Reasons for the Share Exchange; Recommendation of the First Financial Board of Directors” included elsewhere in this joint proxy statement-prospectus.

The share exchange is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on the combined company following the share exchange.

Before the share exchange may be completed, various approvals or consents must be obtained from the Federal Reserve Board, the FDIC and the Indiana Department of Financial Institutions and various other federal and state regulatory authorities. These government entities may impose conditions on the completion of the share exchange or require changes to the terms of the share exchange. Although Community and First Financial do not currently expect regulatory authorities to impose any such material conditions or changes beyond increased capital levels, regulatory agencies may nevertheless do so. Further, such conditions or changes could have the effect of delaying completion of the share exchange or imposing additional costs on or limiting the revenues of the combined company following the share exchange, any of which might have an adverse effect on the combined company following the share exchange.

Community may not be able to raise required capital to complete the share exchange.

In anticipation of obtaining regulatory approval for the share exchange, Community determined that it would be required to increase its capital levels. Accordingly, Community entered into subscription agreements with various institutional and accredited investors to sell approximately 1,120,950 shares of Community common stock immediately prior to the closing of the share exchange to raise approximately $23.6 million after placement agent fees and other expenses. Although Community discussed the proposed share exchange with regulators in advance, the regulators may conclude that Community’s efforts to raise additional capital have not been sufficient. Further, while Community has contractual obligations with the institutional and accredited investors, there is always the possibility that one or more will fail to honor its subscription agreement causing Community not to raise sufficient funds. If the share exchange agreement is terminated because Community fails to raise sufficient capital to satisfy any regulatory body whose approval is required for the share exchange, then Community must pay First Financial the cash sum of $500,000. This termination fee applies only if additional capital of $20 million or less is required to obtain the regulatory consent.

The share exchange is subject to certain closing conditions that, if not satisfied or waived, will result in the share exchange not being completed, which may cause the price of Community common stock and the value of First Financial common stock to decline.

The share exchange is subject to negotiated conditions to closing, including the receipt of required regulatory approvals and approvals of the Community and First Financial shareholders. If any condition to the share exchange is not satisfied or waived, to the extent permitted by law, the share exchange will not be completed. In addition, Community and First Financial may terminate the share exchange agreement under certain circumstances even if the share exchange is approved by First Financial and Community shareholders, including if the share exchange has not been completed on or before December 31, 2014 (subject to some limited extensions until March 31, 2015). If Community and First Financial do not complete the share exchange, the trading price of Community common stock on the NASDAQ Capital Market and First Financial common stock on the NASDAQ Global Market may decline to the extent that the current prices reflect a market assumption that the share exchange will be completed. In addition, neither company would realize any of the expected benefits of having completed the share exchange. If the share exchange is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of Community or First Financial. For more information on closing conditions to the share exchange agreement, see “The Share Exchange Agreement — Conditions to the Share Exchange” included elsewhere in this joint proxy statement-prospectus.

While the share exchange is pending, First Financial is subject to business uncertainties, and Community and First Financial are subject to contractual restrictions on their operations.

Uncertainty about the effect of the share exchange on employees and customers may have an adverse effect on First Financial and consequently on Community. These uncertainties may impair First Financial’s ability to attract, retain and motivate key personnel until the share exchange is completed, and could cause customers and others who deal with First Financial to seek to change existing business relationships with First Financial. Retention of certain employees may be challenging during the pendency of the share exchange, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, it could adversely affect Community’s business after the share exchange.

In addition, the share exchange agreement restricts Community and First Financial from taking certain specified actions until the share exchange occurs without the consent of the other party. These restrictions may prevent Community and First Financial from pursuing any attractive business opportunities that arise prior to the completion of the share exchange. See “The Share Exchange Agreement — Business of First Financial Pending the Share Exchange” and “The Share Exchange Agreement — Business of Community Pending the Share Exchange” included elsewhere in this joint proxy statement-prospectus for a description of the restrictive covenants applicable to Community and First Financial.

The financial information and forecasts considered by Community and First Financial and their respective financial advisors may not be realized, which may adversely affect the market price of Community shares following the share exchange.

In performing its financial analyses and rendering their fairness opinions, each financial advisor separately reviewed and relied on, among other things, internal standalone and pro forma financial information and forecasts provided, as the case may be, by Community or First Financial. See the sections titled “The Share Exchange — Opinion of Community’s Financial Advisor” and “The Share Exchange — Opinions of First Financial’s Financial Advisors” included elsewhere in this joint proxy statement-prospectus. Each financial advisor assumed, at the direction of the board of directors that hired it, that such financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of First Financial or Community as to the future performance of their respective companies and that such future financial results will be achieved at the times and in the amounts separately projected by management of First Financial and Community. The financial information and forecasts were prepared by, or as directed by, the managements of Community and First Financial separately and were also separately considered by the board of directors of each of Community and First Financial. None of the information or forecasts was prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, US GAAP, statutory accounting principles or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Community and First Financial. Accordingly, Community’s and First Financial’s financial condition or results of operations will likely differ from those set forth in such information and forecasts, and the differences could be material.

Some of the executive officers and directors of First Financial have different interests in seeing the share exchange completed than those of the other First Financial shareholders. Therefore, they may have a conflict of interest in recommending the proposals being voted on at the First Financial special meeting.

The executive officers of First Financial have arrangements that provide them with interests in the share exchange that are different from, or in addition to, those of shareholders of First Financial generally. These interests include, among others, change in control payments to current First Financial executive officers in connection with the share exchange or consulting arrangements with the combined company. First Financial directors may also have differing interests in the share exchange, such as accelerated vesting of restricted stock and the opportunity to serve as a director of Community or Your Community Bank following the share exchange. These interests may influence executive officers or directors of First Financial to support or approve the proposals to be presented at the First Financial special meeting. See “Interests of First Financial Directors and Certain Executive Officers in the Share Exchange” included elsewhere in this joint proxy statement-prospectus for a more detailed description of these interests.

The shares of Community common stock that First Financial shareholders will receive in the share exchange will have different rights from their shares of First Financial common stock.

Upon completion of the share exchange, First Financial shareholders will become Community shareholders and their rights as shareholders will be governed by the Community articles of incorporation and bylaws and by Indiana law. The differences in the rights of Community common stock from those of First Financial common stock may be important to First Financial shareholders. See “Comparison of Shareholders’ Rights” included elsewhere in this joint proxy statement-prospectus for a discussion of the different rights associated with Community common stock.

Termination of the share exchange agreement could negatively affect First Financial and Community.

If the share exchange agreement is terminated, there may be various consequences. For example, First Financial’s or Community’s businesses may have been adversely affected by the failure to pursue other beneficial opportunities due to the focus of management on the share exchange, without realizing any of the anticipated benefits of completing the share exchange. A termination of the share exchange agreement may also damage the reputations and franchise values of Community and First Financial. If the share exchange agreement is terminated and First Financial’s board of directors seeks another share exchange or business combination, First Financial shareholders cannot be certain that First Financial will be able to find a party willing to pay the equivalent or greater consideration than that which Community has agreed to pay in the share exchange. In addition, in certain circumstances, termination of the share exchange agreement could require First Financial to pay Community a termination fee of $1.5 million, or require Community to pay First Financial a termination fee of $500,000.

The combined company expects to incur substantial expenses related to the share exchange.

The combined company expects to incur substantial expenses in connection with completing the share exchange and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although Community and First Financial have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the share exchange could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the completion of the share exchange. As a result of these expenses, both Community and First Financial expect to take charges against their earnings before and after the completion of the share exchange. The charges taken in connection with the share exchange are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

If completed, the share exchange may not produce its anticipated results, and Community and First Financial may be unable to combine their operations in the manner expected.

Community and First Financial entered into the share exchange agreement with the expectation that the share exchange would produce various benefits. Achieving the anticipated benefits of the share exchange is subject to a number of uncertainties, including whether the Community and First Financial organizations can be combined in an efficient, effective and timely manner.

It is possible that the transition process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, controls, procedures, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the share exchange. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the share exchange. The companies may have difficulty addressing possible differences in corporate cultures and management philosophies. The transition process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business, financial condition, operating results and prospects.

The share exchange may not be accretive to earnings per share and may cause dilution to Community’s earnings per share, which may negatively affect the market price of Community’s common stock.

Community currently anticipates that the share exchange will result in higher earnings per share in the first full year following the completion of the share exchange, after factoring cost savings, costs to achieve savings, and other one-time expenses related to the share exchange. This expectation is based on preliminary estimates that are subject to change. If such estimates change or prove to be inaccurate, the share exchange may not be accretive to earnings per share. Community also could encounter additional transaction and integration-related costs, may fail to realize all of the benefits anticipated in the share exchange or be subject to other factors that affect preliminary estimates. Any of these factors could cause a decrease in Community’s adjusted earnings per share or decrease or delay the expected accretive effect of the share exchange and contribute to a decrease in the price of Community’s common stock.

If the share exchange and holding companies’ merger together fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, First Financial shareholders may be required to recognize additional gain or loss on the exchange of their shares of First Financial common stock in the share exchange for U.S. federal income tax purposes.

Community and First Financial have structured the share exchange and holding companies’ merger together to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Neither Community nor First Financial intends to request any ruling from the Internal Revenue Service as to the tax consequences of the exchange of shares of First Financial common stock for shares of Community common stock in the share exchange or with respect to the holding companies’ merger thereafter. If the share exchange and holding companies’ merger together fail to qualify as a reorganization, a First Financial shareholder would generally recognize gain or loss for U.S. federal income tax purposes on each share of First Financial common stock exchanged in the share exchange in an amount equal to the difference between that shareholder’s basis in such share and the sum of the amount of the cash and the fair market value of the shares of Community common stock the First Financial shareholder receives or may receive in exchange for each such share of First Financial common stock. In connection with the share exchange and holding companies’ merger together, Frost Brown Todd LLC has provided a tax opinion that the share exchange will qualify as a reorganization within the meaning of Section 368(a) of the Code. You are urged to consult with your own tax advisor regarding the proper reporting of the amount and timing of such gain or loss. See “Material Federal Income Tax Consequences of the Share Exchange and Holding Companies’ Merger” elsewhere in this joint proxy statement-prospectus.

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and may not accurately indicate the combined company’s financial condition or results of operations following the share exchange.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not accurately indicate the combined company’s financial condition or results of operations following the share exchange for several reasons. The actual financial condition and results of operations of the combined company following the share exchange may not be consistent with, or evident from, these unaudited pro forma financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the share exchange. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.

The results of operations of Community after the share exchange may be affected by factors different from those currently affecting the results of operations of Community and First Financial.

The businesses of Community and First Financial differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common stock may be affected by factors different from those currently affecting the independent results of operations of Community and First Financial. For a discussion of the business of Community and of certain factors to consider in connection with Community’s business, see “Information About the Companies — Community Bank Shares of Indiana, Inc.” and the documents incorporated by reference in this document and referred to under “Where You Can find More Information” included elsewhere in this joint proxy statement-prospectus. For a discussion of the business of First Financial and of certain factors to consider in connection with First Financial’s business, see “Information About the Companies — First Financial Service Corporation” included elsewhere in this joint proxy statement-prospectus and the consolidated financial statements of First Financial attached as Appendix “C” to this joint proxy statement-prospectus.

Risk Factors Relating to Community

As a financial institution, Community is subject to numerous risks common to community banks and the banking industry in general. These industry risk factors are covered in detail in Community’s Annual Report on Form 10-K for the year ended December 31, 2013, Community’s Quarterly Reports for the Quarter Ended March 31, 2014 and for the Quarter Ended June 30, 2014 and future reports Community may file with the SEC that are incorporated into this joint proxy statement-prospectus by reference. We urge you to consider these risk factors as you consider how to vote your shares on the proposals related to the share exchange. See “Where You Can Find Additional Information — Community SEC Reports” later in this joint proxy statement-prospectus.

The Volcker Rule collateralized loan obligation provisions could result in adverse consequences for the combined company, including lower earnings, lower tangible capital and/or lower regulatory capital.

The so-called “Volcker Rule” provisions of the Dodd-Frank Act restrict the ability of affiliates of insured depository institutions, such as Your Community Bank, to sponsor or invest in private funds or to engage in certain types of proprietary trading. The Federal Reserve adopted final rules implementing the Volcker Rule in December 2013. In connection with the share exchange, Your Community Bank will acquire collateralized loan obligation (“CLO”) securities from First Federal Savings Bank of Elizabethtown, which are subject to the “Volcker Rule” and totaled $14.5 million at June 30, 2014. The final rules exempted certain collateralized debt obligations (“CDO”) securities backed by trust preferred securities which were initially defined as covered funds subject to the investment prohibitions, to address the concern that many community banks holding such CDO securities may have been required to recognize significant losses on those securities. The Federal Reserve has extended the deadline for banks to bring the CLO securities they hold into compliance with the final Volcker Rule to July 2017. There may be additional regulatory guidance or a legislative ruling that would eliminate the requirement that Community dispose of the CLO securities Community acquires in the share exchange by that date, or Community may be able to develop structural solutions to bring the CLO securities into compliance. If Community does not obtain relief under future Volcker Rule guidance or develop structural solutions for the CLO securities, it may have to sell these CLO securities, which could adversely affect Community’s future net interest income and regulatory capital ratios.

Community’s allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, Community maintains an allowance for loan losses to provide for probable incurred losses due to loan defaults, non-performance, and other qualitative factors. Community’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, loan portfolio performance, fair value of collateral securing the loans, current economic conditions and geographic concentrations within the portfolio. Community’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results.

Community may suffer losses in its loan portfolio despite its underwriting practices.

Community’s results of operations are significantly affected by the ability of borrowers to repay their loans. Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is historically small, but if nonpayment levels are greater than anticipated, Community’s earnings and overall financial condition, as well as the value of its common stock, could be adversely affected. No assurance can be given that Community’s underwriting practices or monitoring procedures and policies will reduce certain lending risks. Loan losses can cause insolvency and failure of a financial institution and, in such an event, Community’s stockholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect profitability. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

Community’s loan portfolio is predominantly secured by real estate and thus Community has a higher degree of risk from a downturn in its real estate markets.

A further downturn in real estate markets could hurt Community’s business because many of its loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. Substantially all of Community’s real estate collateral is located in Southern Indiana, Scottsburg, Indiana, and Lexington, Louisville and Bardstown, Kentucky, and, after the share exchange, in Elizabethtown, Kentucky and the other local Kentucky markets First Financial services. If real estate values, including values of land held for development, continue to decline, the value of real estate collateral securing Community’s loans could be significantly reduced. Community’s ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and Community would be more likely to suffer losses on defaulted loans. Commercial real estate loans typically involve large balances to single borrowers or group of related borrowers. Since payments on these loans are often dependent on the successful operation or management of the properties, as well as the business and financial condition of the borrower, repayment of such loans may be subject to adverse conditions in the real estate market, adverse economic conditions or changes in applicable government regulations.

Additional risks associated with Community’s construction loan portfolio include failure of contractors to complete construction on a timely basis or at all, market deterioration during construction, cost overruns and failure to sell or lease the security underlying the construction loans so as to generate the cash flow anticipated by the borrower. Declines in real estate values, coupled with the current economic downturn and an associated increase in unemployment, may result in higher than expected loan delinquencies or problem assets, a decline in demand for Community’s products and services, or a lack of growth or decrease in deposits, which may cause Community to incur losses, adversely affect its capital or hurt its business.

Community’s target market is small to medium-sized businesses, which may have fewer resources to weather a downturn in the economy.

Community’s and First Financial’s strategy includes lending to small and medium-sized businesses and other commercial enterprises. Small and medium-sized businesses frequently have smaller market shares than their competitors, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small or medium-sized business often depends on the management talents and efforts of one person or a small group, and the death, disability or resignation of one or more key individuals could have a material adverse impact on the business and its ability to repay its loan. A continued economic downturn could have a more pronounced negative impact on Community’s and First Financial’s target market, which could cause Community to incur substantial credit losses that could materially harm Community’s operating results.

Community may incur losses in its investments portfolio.

Community’s investment portfolio is comprised of state and municipal securities, residential mortgage-backed agencies issued by U.S. Government sponsored entities securities, mutual funds, and

U.S. Government sponsored entities and agencies. Community must evaluate these securities for other-than-temporary impairment loss (“OTTI”) on a periodic basis. Given the current economic environment Community may need to record OTTI charges in its other investments in the future should the issuers of those securities experience financial difficulties. Any future OTTI charges could significantly impact Community’s earnings.

Maintaining or increasing Community’s market share may depend on lowering prices and market acceptance of new products and services.

Community’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce Community’s net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including Internet services, could require Community to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in its businesses may not produce expected growth in earnings anticipated at the time of the expenditure. Community might not be successful in introducing new products and services, achieving market acceptance of its products and services, or developing and maintaining loyal customers.

Acquisitions and the addition of branch facilities may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

Community regularly explores opportunities to establish branch facilities and acquire other banks or financial institutions. New or acquired branch facilities and other facilities may not be profitable. Community may not be able to correctly identify profitable locations for new branches. The costs to start up new branch facilities or to acquire existing branches, and the additional costs to operate these facilities, may increase Community’s noninterest expense and decrease earnings in the short term. It may be difficult to adequately and profitably manage growth through the establishment of these branches. In addition, Community can provide no assurance that these branch sites will successfully attract enough deposits to offset the expenses of operating these branch sites. Any new or acquired branches will be subject to regulatory approval, and there can be no assurance that Community will succeed in securing such approvals.

Community cannot predict the number, size or timing of acquisitions. Difficulty in integrating an acquired business or company may cause Community not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of Community’s business or the business of the acquired company, or otherwise adversely affect its ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

Community’s business could suffer if it fails to attract and retain skilled people.

Community’s success depends, in large part, on its ability to attract and retain key people. Community needs for talented people will increase due to the substantial increase in its operations resulting from the share exchange. Competition can be intense for the best people in most activities in which Community engages. Community may not be able to hire the best people or to keep them.

There is a limited trading market for Community stock and you may not be able to resell your shares at or above the price you paid for them.

Although Community’s common stock is quoted on the NASDAQ Capital Market under the symbol “CBIN”, trading activity in the stock historically has been sporadic. A public trading market having the desired characteristics of liquidity and order depends on the presence in the market of willing buyers and sellers at any given time. The presence of willing buyers and sellers depends on the individual decisions of investors and general economic conditions, all of which are beyond Community’s control. The absence of an active trading market for Community common stock could make it more difficult for you to sell your shares and could depress the sales price.

Community’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.

Community is a bank holding company and conducts almost all of its operations through Your Community Bank, The Scott County State Bank and CBIN Insurance, Inc. Community does not have any significant assets other than cash and the stock of these three subsidiaries. Accordingly, Community depends on dividends from its subsidiaries to meet its obligations and obtain revenue. Community’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal and state law, Community’s bank subsidiaries are limited in the amount of dividends they may pay to Community without prior regulatory approval. Community’s banks must maintain sufficient capital and liquidity and be in compliance with other general regulatory restrictions. Bank regulators have the authority to prohibit the subsidiary banks from paying dividends if the bank regulators determine the payment would be an unsafe and unsound banking practice. As of June 30, 2014, Community’s subsidiaries had the ability to pay dividends of $2.7 million without prior regulatory approval. CBIN Insurance, Inc. cannot pay dividends until 2015. As of June 30, 2014, Community had $11.4 million of cash at the holding company to meet its obligations.

Community’s business may be adversely affected by Internet fraud.

Community is inherently exposed to many types of operational risk, including those caused by the use of computer, Internet and telecommunications systems. These risks may manifest themselves in the form of fraud by employees, by customers, other outside entities targeting Community and/or Community customers that use Community’s Internet banking, electronic banking or some other form of Community’s telecommunications systems. Given the growing level of use of electronic, Internet-based, and networked systems to conduct business directly or indirectly with Community’s clients, certain fraud losses may not be avoidable regardless of the preventative and detection systems in place.

Community may experience interruptions or breaches in its information system security.

Community relies heavily on communications and information systems to conduct its business. Any failure or interruption of these systems could result in failures or disruptions in its customer relationship management, general ledger, deposit, loan and other systems. While Community has policies and procedures designed to prevent or limit the effect of the failure or interruption of these information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions of these information systems could damage Community’s reputation, result in a loss of customer business, subject Community to additional regulatory scrutiny, or expose it to civil litigation and possible financial liability, any of which could have a material adverse effect on Community’s financial condition and results of operations.

A failure in or breach, including cyber-attacks, of Community’s operational or security systems, or those of its third party vendors and other service providers, could disrupt its businesses, result in the disclosure or misuse of confidential or proprietary information, damage Community’s reputation, increase its costs and cause losses.

As a financial institution, Community is susceptible to fraudulent activity that may be committed against Community or its customers and that may result in financial losses to Community or its customers, privacy breaches against its customers, or damage to its reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, and other dishonest acts. In recent periods, there has been a rise in electronic fraudulent activity within the financial services industry, especially in the commercial banking sector, due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, Community has also experienced an increase in attempted electronic fraudulent activity in recent periods.

In addition, Community’s operations rely on the secure processing, storage and transmission of confidential and other information on Community’s computer systems and networks. Although Community takes numerous protective measures to maintain the confidentiality, integrity and availability of its and its customers’ information across all geographic and product lines, and endeavors to modify these protective measures as circumstances warrant, the nature of the threats continues to evolve. As a result, Community’s computer systems, software and networks and those of its customers may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact and result in significant losses by Community and Community’s customers. Despite the defensive measures Community takes to manage its internal technological and operational infrastructure, these threats may originate externally from third parties, such as foreign governments, organized crime and other hackers, and outsource or infrastructure-support providers and application developers, or the threats may originate from within Community’s organization. Given the increasingly high volume of Community’s transactions, certain errors may be repeated or compounded before they can be discovered and rectified.

Community also faces the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate Community’s business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, Community’s operational systems, data or infrastructure. In addition, as interconnectivity with Community’s customers grows, Community increasingly faces the risk of operational failure with respect to its customers’ systems.

Although to date Community has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that Community will not suffer such losses in the future. Community’s risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats, the outsourcing of some of its business operations, and the continued uncertain global economic environment. As cyber threats continue to evolve, Community may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities.

Community maintains an insurance policy which it believes provides sufficient coverage at a manageable expense for an institution of its size and scope with similar technological systems. However, Community cannot assure that this policy will afford coverage for all possible losses or would be sufficient to cover all financial losses, damages, penalties, including lost revenues, should Community experience any one or more of its or a third party’s systems failing or experiencing attack.

Community’s ability to pay dividends is subject to certain limitations and restrictions, and there is no guarantee that Community will be able to continue paying the same level of dividends in the future that it paid in 2013 or that it will be able to pay future dividends at all.

Community’s ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of Your Community Bank and The Scott County Bank to pay dividends to Community is limited by their obligations to maintain sufficient capital and liquidity and by other general restrictions on dividends that are applicable to these banks, including state regulatory requirements. The FDIC and other bank regulators have proposed guidelines that seek greater liquidity, and have been discussing increasing capital requirements. If these regulatory requirements are not met, the subsidiary banks will not be able to pay dividends to Community, and Community may be unable to pay dividends on its common stock.

In addition, as a bank holding company, Community’s ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require it to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) in light of its earnings, capital adequacy and financial condition. As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company (including a financial holding company) should eliminate, defer or significantly reduce the dividends if:

•	the company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	the prospective rate of earnings retention is inconsistent with the company’s capital needs and overall current and prospective financial condition; or
•	the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

On September 15, 2011, Community issued shares of perpetual senior preferred stock to the U.S. Treasury as part of the Small Business Lending Fund. Community is prohibited from continuing to pay dividends on its common stock unless it has fully paid all required dividends on the senior preferred stock. Although Community expects to be able to pay all required dividends on the senior preferred stock, there is no guarantee that Community will be able to do so.

Additionally, in connection with the share exchange Community anticipates issuing up to an additional 1,962,628 shares of common stock. To continue its recent per share quarterly dividend rates, Community will have to increase its dividends by and amount in excess of $900,000 per year. There can be no assurance the combined company will realize the earnings necessary to fund this dividend amount.

If Community is unable to redeem its SBLF preferred stock after the initial four-and-one-half year period, the cost of this capital will increase substantially.

If Community is unable to redeem its SBLF preferred stock prior to June 15, 2016, the cost of this capital to Community will increase from approximately $439,000 for 2014 (fixed dividend rate of 1.6% per annum of the SBLF preferred stock liquidation value in 2014 and 2015) to $2.5 million annually (9.0% per annum of the SBLF preferred stock liquidation value). This increase in the annual dividend rate would have a material negative effect on the earnings Community can retain for growth and to pay dividends on its common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the financial conditions, results of operations, earnings outlook and prospects of Community, First Financial and the potential combined company and may include statements for the period following the completion of the share exchange. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions which identify these forward-looking statements. These words appear in a number of places in this joint proxy statement-prospectus (and the documents to which we refer you in this joint proxy statement-prospectus) and include, but are not limited to, all statements relating directly or indirectly to the timing or likelihood of completing the share exchange, plans for future growth and other business development activities as well as capital expenditures, financing sources and the effects of regulation and competition and all other statements regarding our intent, plans, beliefs or expectations or those of our directors or officers.

The forward-looking statements involve certain risks and uncertainties. The ability of either Community or First Financial to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual events or results to differ materially from such forward-looking statements include those set forth under “Risk Factors” included elsewhere in this joint proxy statement-prospectus, as well as, among others, the following:

•	those discussed and identified in public filings with the SEC made by Community;
•	fluctuations in the market price of Community common stock and the related effect on the market value of the share exchange consideration that First Financial common shareholders will receive upon completion of the share exchange;
•	business uncertainties and contractual restrictions while the share exchange is pending;
•	the possibility that the share exchange does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;
•	the terms of the share exchange may need to be modified to satisfy such approvals or conditions;
•	the anticipated cost savings, synergies and other financial benefits from the share exchange are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement;
•	costs or difficulties relating to integration of systems and operations might be greater than expected;
•	diversion of management time on merger related issues;
•	changes in asset quality and credit risk and risks associated with concentrations in real estate related loans;
•	potential customer loss and deposit attrition from First Federal Savings Bank as a result of the share exchange and the failure to achieve expected gains, revenue growth and/or expense savings from such transactions;
•	changes in interest rates and capital markets and the value of securities held;
•	competitive conditions;
•	the failure of one or more of the investors in the private placement to purchase Community’s common stock immediately prior to the share exchange; and
•	the impact, extent and timing of actions of the Federal Reserve Board and federal and state banking regulators, and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Act.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the share exchange or other matters addressed in this document and attributable to Community or First Financial or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, Community and First Financial undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE SHARE EXCHANGE

Terms of the Share Exchange

Each of Community’s and First Financial’s respective boards of directors has approved the share exchange agreement. The share exchange agreement provides that Community will issue shares of Community common stock to First Financial common shareholders in the share exchange. Upon the completion of the share exchange, each share of First Financial common stock will be exchanged into 0.153 shares of Community common stock, subject to adjustment. We refer to the 0.153 exchange rate as it may be adjusted as the “exchange ratio”. The exchange ratio may be adjusted downward in either or both of the following two circumstances:

•	Total Special Assets Gain Adjustment. The exchange ratio will decrease if First Financial has been unable to gain at least $3,000,000 through payoffs, paydowns or collateral enhancements on sixteen specifically identified loans and real estate holdings between April 21, 2014, and the tenth business day before the date of the share exchange. For each $114,762 by which First Financial’s gain falls short of $3,000,000, the exchange ratio will decrease by 0.001 shares of Community common stock, up to a maximum of 0.026 shares. First Financial has reported, and Community has confirmed, a total gain of $2,132,472 on the identified loans and real estate holdings from April 21, 2014 through September 12, 2014.
•	Consolidated Net Book Value Adjustment. The exchange ratio will decrease if First Financial’s Consolidated Net Book Value is less than $13,000,000 as of the tenth business day before date of the share exchange. The exchange ratio will decrease by 0.001 for each $114,762 by which First Financial’s Consolidated Net Book Value is less than $13,000,000. First Financial is not required to close on the share exchange if its Consolidated Net Book Value is less than $10,000,000. First Financial has reported a Consolidated Net Book Value of $15,664,200 at August 31, 2014. The final determination of Consolidated Net Book Value will be subject to confirmation by Community.

For purposes of the second potential adjustment, the term “Consolidated Net Book Value” means the unaudited consolidated net common shareholders’ equity of First Financial (excluding all equity attributable to preferred stock) determined in accordance with generally accepted accounting principles as of the tenth business day prior to the closing date of the share exchange (the “Determination Date”).

Consolidated Net Book Value will not include a provision for loan and lease losses recorded by First Financial between December 31, 2013 and the Determination Date to reflect any losses on loans that are expected to be less than the amount allocated in the allowance for loan and lease losses for such loans. Such a provision would decrease the allowance for loan and lease losses and otherwise increase Consolidated Net Book Value. However, Consolidated Net Book Value will include a provision that reduces the allowance for loan and lease losses if that provision results from either (a) a payoff of one of certain identified loans for more than the specific allowance allocated for such loan as of December 31, 2013, or (b) an enhancement of the collateral securing such a loan which meets specific criteria, provided that the reduction of the specific allowance for the loan exceeds the loss actually incurred on the loan.

As of August 31, 2014, First Financial reported Consolidated Net Book Value of $15,664,000 and had realized a total gain of $2,132,472 on the identified loans and real estate holdings. Assuming those values remain in effect on the Determination Date, the exchange ratio would be 0.145 shares of Community Common stock for each share of First Financial common stock, and the aggregate value of the Community shares issued to First Financial shareholders in the share exchange would be $19,790,239, based on the $26.50 closing trading price of Community common stock on October 21, 2014.

The following table shows the range of hypothetical adjustments to the Exchange Ratio (the number of shares of Community common stock into which each share of First Financial common stock would be converted in the share exchange), and the aggregate value of the Community shares to be issued in the share exchange, based on (1) the minimum and maximum levels along with a mid-range level of the total special assets gain between April 21, 2014 and the Determination Date and (2) various levels of Consolidated Net Book Value as of the Determination Date. First Financial has the right to terminate the share exchange agreement and not close on the share exchange if its Consolidated Net Book Value is less than $10,000,000 on the Determination Date. The table ignores cash issued in lieu of fractional shares of Community common stock.

	Total Special Assets Gain
	$3,000,000 or more		$2,500,000		$2,132,472
Consolidated Net Book Value (in millions)	Exchange Ratio	Aggregate Value(1)	Exchange Ratio	Aggregate Value(1)	Exchange Ratio	Aggregate Value(1)
$13 or more	0.153	$20,882,114	0.149	$20,336,177	0.145	$19,790,239
12	0.144	$19,653,755	0.140	$19,107,817	0.136	$18,561,879
11	0.136	$18,561,879	0.131	$17,879,457	0.128	$17,470,004
10*	0.127	$17,333,520	0.123	$16,787,582	0.119	$16,241,644
5*	0.092	$12,556,565	0.088	$12,010,628	0.084	$11,464,690
0*	0.040	$5,459,376	0.035	$4,776,954	0.032	$4,367,501

*	First Financial has the right to terminate the share exchange agreement and not close on the share exchange if its Consolidated Net Book Value is less than $10,000,000 on the Determination Date.
(1)	Based on 5,150,355 First Financial shares outstanding and the $26.50 closing trading price of Community common stock on October 21, 2014.

No Fractional Shares.  No fractional shares of Community common stock will be issued in the share exchange. A First Financial shareholder who otherwise would have received a fraction of a share of Community common stock will instead receive cash equal to the fraction multiplied by $22.33.

First Financial Restricted Common Stock.  The transfer restrictions on each outstanding share of First Financial restricted stock will terminate upon approval of the share exchange proposal by First Financial shareholders. Those shares, which are held by non-employee directors, will be converted into Community common stock in the share exchange based on the exchange ratio.

First Financial Series A Preferred Stock.  First Financial has outstanding 20,000 shares of Series A preferred stock. Upon completion of the share exchange, Community will purchase 14,791 shares for $480 per share, plus accrued but unpaid dividends, as provided by the agreement between First Financial and the holder of those shares. Of the remaining First Financial Series A preferred stock, 3,309 shares, based on a price of $1,000 per share plus accrued and unpaid dividends, will be exchanged immediately prior to the share exchange for 200,000 shares of Community common stock, based upon a per share price of $22.33 ($4,466,000 in the aggregate) as provided by an agreement between Community and the holder of those 3,309 preferred shares. If at the time of the share exchange the liquidation preference of the 3,309 shares of Series A preferred stock ($1,000 per share) plus accrued and unpaid dividends exceeds $4,466,000, then Community will pay the holder of the 3,309 shares of Series A preferred stock the balance in cash. Alternatively, if the liquidation preference of the 3,309 shares of Series A preferred stock ($1,000 per share) plus accrued and unpaid dividends is less than $4,466,000, then the holder of the 3,309 Series A preferred shares will pay Community the balance in cash. Upon completion of the share exchange, Community intends to redeem the remaining 1,900 shares of Series A preferred stock outstanding for $1,000 per share, plus accrued but unpaid dividends.

First Financial Stock Options.  As of June 30, 2014, options to purchase 361,800 shares of First Financial common stock were outstanding, all of which are exercisable. In the share exchange, holders of options to purchase First Financial common stock will be entitled to receive a cash payment. For this purpose, First Financial common stock will be valued at an amount equal to the closing trading price of Community common stock on the business day before the share exchange, multiplied by the exchange ratio. If the First Financial common stock value is greater than the exercise price of the option, the option holder will receive a cash payment equal to the difference, and the option will be cancelled. If the First Financial common stock value is less than or equal to the exercise price of the option, the option holder will receive a nominal cash payment in consideration of the cancellation of the option.

First Financial Warrant.  The U.S. Treasury holds an outstanding a warrant to purchase 215,983 shares of First Financial common stock for an exercise price of $13.89 per share. The warrant expires on January 9,

2019. According to its terms, the warrant will remain outstanding as a result of the share exchange, and will be assumed by Community when First Financial merges into Community. The number of shares for which the warrant can be exercised and the exercise price will also be adjusted to reflect the conversion of First Financial common stock into Community common stock at the exchange ratio. Assuming an exchange ratio of 0.153, the warrant would become exercisable for 33,046 shares of Community common stock for an exercise price of $90.78 per share.

First Financial KSOP.  At the effective time of the share exchange, all shares of First Financial common stock held by the KSOP will be converted into the right to receive shares of Community common stock based upon the exchange ratio.

Community Common Stock and Preferred Stock.  Each share of Community common stock and preferred stock outstanding immediately prior to the share exchange will remain outstanding immediately following the share exchange.

All outstanding options and warrants to purchase Community common stock, and all restricted shares of Community common stock, outstanding immediately prior to the share exchange will remain outstanding and unchanged by the share exchange and vesting will not be accelerated by the share exchange.

Shareholder Approvals.  Community shareholders are being asked to approve the issuance of Community common stock in connection with the share exchange. First Financial shareholders are being asked to approve the share exchange. See “The Share Exchange Agreement” included elsewhere in this joint proxy statement-prospectus for additional and more detailed information regarding the legal documents that govern the share exchange, including information about the conditions to the completion of the share exchange and the provisions for terminating and amending the share exchange agreement.

Background of the Share Exchange

The share exchange proposal is the culmination of several years of strategic planning by the board of directors and management of First Financial to cope with an increasingly difficult banking environment arising from the economic downturn that began in 2008 and its impact on real estate values in First Financial’s markets.

As conditions for community banks and their customers worsened, the First Financial board responded with a number of capital initiatives intended to strengthen First Financial’s balance sheet to weather the economic storm, address the risk associated with First Federal Savings Bank’s concentration in commercial real estate loans, and provide for future growth.

In April 2010, the board asked Keefe, Bruyette & Woods, Inc. (“KBW”), who had served as the company’s financial advisor on a number of prior occasions, for its views about raising capital in the turbulent economic environment. KBW discussed with the board selling First Financial stock in a private placement to institutional investors. However, before planning for a stock sale could advance very far, First Federal Savings Bank was downgraded in October 2010 following a bank examination and required to enter into a consent order with the FDIC and Kentucky Department of Financial Institutions (“ KDFI”). Among other things, the consent order required First Federal Savings Bank to attain a Tier I capital ratio of 9.00% and a total risk-based capital ratio of 12.00% by March 31, 2011.

Recognizing the difficulty of selling stock at a time when First Federal Savings Bank’s level of non-performing assets was rising and the market for banks raising capital was becoming increasingly competitive, the First Financial board expanded the alternatives it evaluated to address First Financial’s need for capital. In November 2010, KBW was engaged to assist First Financial with exploring the selling First Federal Savings Bank’s Indiana branches or the entire institution as a whole. By selling branch offices, First Federal Savings Bank’s regulatory capital would increase due to the receipt of sales proceeds and a reduction in total and risk-weighted assets. It also would not dilute the ownership interests of existing First Financial shareholders.

Beginning in December 2010, at the First Financial board’s direction, KBW contacted 21 financial institutions who it was believed might have interest in acquiring the First Financial franchise. Although ten of the parties contacted signed nondisclosure agreements and accessed a data site containing information about

First Financial, discussions with none of the parties advanced to a stage where the First Financial board received a preliminary financial proposal.

In January 2011, at the First Financial board’s direction, KBW also contacted 8 financial institutions who might have interest in purchasing First Federal Savings Bank’s four Indiana branches. Three signed nondisclosure agreements and accessed the data site. In February 2011, First Financial received two indications of interest for the purchase of the four Indiana branches. The board deferred taking action with respect to these bids while discussions with parties considering the purchase of the entire franchise were ongoing.

At its May 2011 meeting, the First Financial board assessed the status of the franchise and branch sale initiatives and evaluated a number of other capital restructuring and restoration initiatives, including selling loans, selling real estate acquired in foreclosure, seeking to convert the Series A preferred stock then held by the U.S Treasury into common equity, seeking to convert First Financial’s trust preferred securities held by other banks into common equity, a private placement of stock to institutional investors, and an offering of common stock to existing shareholders.

First Financial’s non-performing asset levels remained elevated during 2011, peaking at $88.6 million at March 31, 2011, and it incurred a net loss attributable to common shareholders of $24.2 million for the year. Given the elevated level of non-performing assets, First Financial considered a “good bank, bad bank” strategy to lower the risk profile of First Federal Savings Bank by transferring certain problem assets to First Financial. In August 2011, at the First Financial’s board’s direction, KBW contacted 19 financial institutions, including 13 previously contacted in December 2010, with a proposal to acquire First Federal Savings Bank after certain nonperforming assets had been transferred to its parent First Financial. Although three of the parties contacted expressed some interest in acquiring First Financial branches, none pursued the transaction that was proposed.

In February 2012, First Financial announced several changes to its executive management team. President Gregory S. Schreacke assumed principal management responsibility for the company and the bank. First Financial also announced the appointment of a new chief credit officer and a new chief lending officer. In May 2012, the company announced the appointment of a new Chief Financial Officer, Frank Perez.

In February 2012, First Federal Savings Bank signed an agreement to sell its four Indiana branches to one of the bidders, First Savings Bank of Clarksville, Indiana. The parties successfully completed the transaction on July 6, 2012. First Federal Savings Bank received a 3.65% premium on the $102.7 million of consumer and commercial deposits assumed by the purchaser. First Federal Savings Bank also sold approximately $30.4 million in performing loans at a discount of 0.80%. These transactions resulted in a one-time gain of approximately $2.9 million.

The divestiture of the four Indiana branches had an immediate positive impact on First Federal Savings Bank’s capital position. First Federal Savings Bank’s Tier I capital ratio increased from 5.73% at June 30, 2012 to 6.50% at September 30, 2012, and its total risk-based capital ratio increased from 10.68% to 11.88% as of the same dates. First Federal Savings Bank also sold several commercial real estate loans as an additional measure to reduce its asset size and improve its regulatory capital ratios.

In May 2012, First Financial announced that it had signed an agreement to sell its four Louisville branches to an Owensboro, Kentucky bank. Together with the divestiture of the Southern Indiana branches, it was anticipated that the sale of four Louisville branches would increase First Federal Savings Bank’s Tier I capital ratio to over 8.65% and its total risk-based capital ratio to over 12.00%. The transaction was also intended to allow management to focus on First Federal Savings Bank’s historically profitable core markets in central Kentucky. However, the second branch divestiture did not come to fruition. Among other things, the sale was contingent upon the prospective purchaser raising sufficient capital to meet any condition for regulatory approval for the transaction. Although it was initially anticipated that the Louisville branch sale would close in the third quarter of 2012, the parties extended the closing deadline from October 31 to November 14, 2012, to give the prospective purchaser additional time to complete a capital raise and satisfy the closing condition. Ultimately, the prospective purchaser terminated the Louisville branch sale agreement on November 14, 2012. Following the termination, First Federal Savings Bank adopted a strategy to reduce its total assets as a means to improve capital ratios in lieu of selling the Louisville branches.

In June 2012, the U.S. Treasury notified First Financial that it intended to sell First Financial’s preferred stock in a public auction, and invited First Financial to submit a bid to purchase the Series A preferred stock and opt out of the auction. The First Financial board elected to pursue this opportunity, and engaged an investment banking firm to assist in selecting an institutional investor to submit a bid to purchase the Series A preferred stock as First Financial’s “designated bidder.” First Financial entered into an agreement with EJF Capital LLC (“EJF”) to submit a proposal to purchase the Series A preferred stock at a discount to its face value. The agreement also gave First Financial an opportunity, if U.S. Treasury accepted the proposal, to repurchase the Series A preferred stock from EJF at substantially less than the total of face value and unpaid interest. Although First Financial submitted the bid with EJF in August 2012, U.S. Treasury ultimately elected to sell the Series A preferred stock in a public auction in April 2013. First Financial continued to work with EJF during the period leading up to and following the auction, in which EJF affiliates purchased $14,791,000 of the $20,000,000 face amount of Series A preferred stock on April 29, 2013. The parties amended their original agreement to modify the terms on which First Financial could repurchase the EJF affiliates’ Series A preferred stock at a discount to face value. This created an opportunity for First Financial to reduce its obligations, which the board believed would be attractive to potential investors in a capital raise or to a business combination candidate.

As First Financial’s financial condition continued to improve, and it became apparent that the auction for the Series A preferred stock was imminent, the board undertook a reevaluation of the available alternatives for addressing several issues material to the future of First Financial’s franchise. These issues included the continuing need for capital to meet the requirements of the consent order, capitalize on the opportunity to redeem the Series A preferred stock at a discount, and pay unpaid interest on its trust preferred securities before a default occurred in the fourth quarter of 2015.

The First Financial board met for a planning session with representatives of KBW and First Financial’s legal counsel, Frost Brown Todd LLC, on May 2, 2013. The participants reviewed the rationale, potential financial impact, execution risk, and control implications of each of several strategic options, including:

•	Remaining independent and retaining the Louisville branches;
•	Remaining independent and selling the Louisville branches;
•	Recapitalizing through a capital infusion from private equity, institutional or local sources; and
•	Selling the institution through an auction process.

At the conclusion of the meeting, the First Financial board determined to forgo divestiture of the Louisville branches, which would reduce First Federal Savings Bank’s prospects for future loan growth and make First Financial less attractive to potential investors. Instead, the First Financial board directed management, with the assistance of the company’s financial and legal advisors, to explore concurrently both the possible sale of the institution, as well as a possible recapitalization transaction.

By the end of May 2013, management and KBW had embarked on a process to identify and solicit financial institutions that it was believed would have the most interest in the First Financial franchise. At this time, First Financial’s financial performance had improved significantly. Non-performing assets were $32.0 million at March 31, 2013, a decline of $56.6 million or 63% from their peak. Net loss attributable to common shareholders for the first quarter of 2013 was $142,000, compared to a loss of $553,000 for the first quarter of 2012. Eventually, eight institutions were identified and contacted, many of whom had been contacted during the earlier solicitations. Several signed a confidentiality agreement and participated in discussions with senior First Financial officers and KBW representatives. A small number of those contacted conducted some due diligence. By November 2013, the first seven candidates contacted had all passed.

As the solicitation of potential business combination candidates ran its course, First Financial management opened a dialogue about a recapitalization transaction with the investment banking firm that had assisted First Financial in entering into its arrangements with EJF in connection with the auction sale of the Series A preferred stock. At its September 19, 2013 meeting, after reviewing the status of discussions with the initial seven business combination candidates, the First Financial Capital Committee considered preliminary plans for raising capital from institutional investors. The primary incentives for investors were believed to be the increase in book value per share resulting from the recapture of the deferred tax asset recorded on First Financial’s balance sheet upon its return to profitability, as well as realizing the negotiated discount on the redemption of the Series A preferred stock. The committee reviewed models illustrating the financial impact of a potential $20 million to $25 million equity raise, which would result in approximately 60% dilution to existing shareholders. While raising this amount would address immediate capital needs, it would provide little additional capital for growth. One response was to explore the interest of the investors who now held the Series A preferred stock in participating in the capital raise, including the possibility of converting First Financial’s obligations into common equity.

At the October 31, 2013 meeting of the First Financial Capital Committee, representatives of the financial advisor presented a financial model illustrating various capital scenarios based on the dollar amount of stock sold in an offering and other assumptions. The offering timetable called for conducting road show presentations following the Thanksgiving holiday. Following the presentation, the First Financial Capital Committee formally engaged the financial advisor that had assisted First Financial in the U.S. Treasury auction to act as placement agent in connection with an offering of up to $30 million of equity securities through a private placement to qualified institutional buyers and accredited investors. The plan also called for a review of the First Federal Savings Bank’s loan portfolio by an independent third party, which was conducted during the week of November 5, 2013. The continued marked improvement in non-performing assets, earnings, and First Federal Savings Bank’s capital ratios placed First Financial in a more favorable position to attract investors.

As management prepared for the private placement, representatives of KBW contacted, at the First Financial board’s direction, Community Chief Executive Officer James Rickard and Chief Financial Officer Paul Chrisco on November 6, 2013, inquiring about their interest in exploring a possible transaction with First Financial. On November 26, 2013, Messrs. Rickard and Chrisco came to Elizabethtown for an introductory and informal meeting with Messrs. Schreacke and Perez, First Financial Board Chair Stephen Mouser and Harold Hanley of KBW. After the Thanksgiving holiday, Mr. Hanley met with Community’s management and board of directors in New Albany on December 2, 2013. Community signed a nondisclosure agreement shortly thereafter, and KBW provided First Financial’s financial model and arranged for Community representatives to access the First Financial data site.

Discussions among the parties and their financial advisors accelerated following these meetings, as Community intensified its due diligence. On a December 12, 2013 call, representatives of KBW, Community, and Community financial advisor Sterne Agee went over the recent review of First Federal Savings Bank’s loan portfolio with the independent third party reviewer. Community representatives conducted due diligence in Elizabethtown during the week of December 16, 2013.

After the first of the year, representatives of KBW and Sterne Agee had frequent conversations regarding the assumptions that the parties were using to develop financial models illustrating the results of a potential business combination. Community delivered an initial letter of intent to KBW representatives on the evening of January 14, 2014.

The next day, the First Financial board met to authorize the terms of a capital raise. After analyzing the financial support needed by First Federal Savings Bank, the opportunity to redeem the Series A preferred stock at a discount, and the accrued unpaid dividends to be paid the trust preferred securities, management and the financial advisor recommended increasing the maximum amount of the stock offering from $30 million to $40 million at a target price of $3.00 per share. The First Financial board authorized a capital raise of up to $40 million, to include both a private placement to institutional and accredited investors and a rights offering to current shareholders of up to $3.65 million in which directors and management would participate. The rights offering was intended to give current shareholders an opportunity to offset some of the dilution that would result from a stock sale of this magnitude.

Management also informed the First Financial board that it had received a written expression of interest from Community the prior evening, which would be taken up the next day by the First Financial Capital Committee.

The First Financial Capital Committee meeting on the morning of January 16, 2014, was attended by Mr. Rickard, Mr. Chrisco and Community Board Chairman Gary Libs, as well as representatives of Sterne Agee. Community requested the meeting to provide the Capital Committee with background information about Community and the potential long-term value of a combined organization. Mr. Rickard covered the history, philosophy and corporate culture of Community; its management team and dividend history; and Community financial and stock trading information. A representative of Sterne Agee presented preliminary projected financial data for the combined company as well as preliminary combined financial data per First Financial share. The presentation also identified what Community believed were key transaction benefits.

After the Community team left the meeting, representatives of KBW reviewed the terms of the initial letter of intent. In the discussion that followed, the participants identified several issues that would have to be addressed or clarified. The First Financial Capital Committee agreed to recommend to the full First Financial board that negotiations with Community and planning for capital raise both continue. The Committee also recommended that an independent investment banking firm be engaged to evaluate and recommend which of the two transactions would be the better alternative for First Financial and its shareholders, since a different financial advisor was representing First Financial with respect to each of the two alternatives under consideration.

The First Financial board next met on January 21, 2014. The first order the business was to reorganize the Capital Committee to include only independent directors. Donald Scheer and Phillip Keller, who had previously participated as unofficial non-voting members, were appointed to join Gayle Cleaver, Stephen Mouser and Jack Newcomb as members of the Capital Committee, replacing Gregory Schreacke and Keith Johnson. Representatives of KBW then reviewed the terms of the Community proposal and the information about Community and the combined company that had been presented to the Capital Committee five days earlier. The First Financial board authorized First Financial’s management and advisors to continue negotiations with Community, while continuing planning for the capital raise. The First Financial board also approved the engagement of Professional Bank Services, Inc. (“PBS”) to evaluate and provide an independent recommendation as to the best alternative.

After the meeting, discussions between First Financial and Community centered on resolving open issues from the letter of intent. First Financial updated its data site to include year-end information, and KBW delivered First Financial’s updated financial models to Community and Sterne Agee, which led to some inquiries and discussion about the new information.

From February 2 through February 7, 2014, Messrs. Schreacke and Perez and Chief Credit Officer Robert Whartenby held meetings with representative of several institutional investors in San Francisco concerning their interest in participating in the capital raise. They continued to hold conference calls with prospective investors through the end of February.

Community delivered a revised letter of intent on February 18, 2014, which the First Financial board reviewed in detail with its financial and legal advisors at its meeting the following day. Mr. Schreacke reported on the current status of the capital raise, including several expectations clearly expressed by institutional investors in their meetings and conference calls. Investors expected to have three board seats and that First Federal Savings Bank would immediately close branches and downsize associates to maximize profitability so as to recapture the deferred tax asset rapidly and position the institution for sale within a few years. Mr. Schreacke presented data comparing the projected results of a capital raise of approximately $34 million and the Community transaction over a five-year period. He identified several advantages and disadvantages of both the capital raise and the Community transaction. He also noted the significant regulatory and operational challenges that First Financial would face following a capital raise in order to achieve the projected financial results.

Representatives of KBW and PBS each made presentations analyzing the revised financial terms of the letter of intent and comparing the proposed transaction with a capital raise. PBS noted that raising capital would not change First Financial’s fundamental challenges, involved more risk than the Community transaction, and would only delay the ultimate sale of the institution. Although PBS believed that the proposed business combination with Community would be better for shareholders from a financial perspective, PBS recommended that planning for the capital raise continue until a definitive agreement with Community has been executed.

At the conclusion of the meeting the First Financial board directed management to prioritize negotiations with Community, but to continue planning for a capital raise, including holding meetings with prospective investors. The First Financial board also directed management and KBW to go back to Community with some requested changes to the letter of intent. In the discussions with Community that followed, the parties agreed that it would be more productive to proceed directly to negotiate a definitive agreement.

First Financial performed due diligence on Community in New Albany from March 5 through March 7, 2014. On March 11, 2014, Community circulated initial drafts of a share exchange agreement. The parties reviewed and negotiated the terms of the share exchange agreement and the other related transaction agreements, and Community and its financial advisors and legal counsel conducted additional due diligence during the next several weeks.

The First Financial Capital Committee met on April 17, 2014 to review the current versions of the definitive transaction agreements with First Financial’s financial and legal advisors. At that time, several issues remained unresolved, and the Committee declined to make a recommendation to the full First Financial board.

Community management, following discussions with Community’s Executive Committee and its legal counsel and financial advisor, engaged Sterne Agee on March 31, 2014 to serve as placement agent in a private placement of Community common stock to institutional and accredited investors of approximately $20 million. The purpose of the private placement was to increase regulatory capital for the proposed combined company if the share exchange was consummated. The completion of the private placement was to be conditioned on Community entering the share exchange agreement with First Financial and closing on the share exchange.

On April 15, 2014, Community’s board met and following a review of the proposed share exchange and private placement, including a review of the material terms of the proposed definitive agreements presented by Messrs. Rickard and Chrisco, Sterne Agee and Community’s legal counsel, Stoll Keenon Ogden PLLC, approved the drafts of the share exchange agreement and subscription agreement for the private placement. The Community board delegated to the Community Executive Committee authority to finalize the definitive agreements within financial parameters outlined by the full board.

Between April 15 and April 21, Community and First Financial, along with their legal counsel and financial advisors, negotiated the share exchange agreement. During this period, Stern Agee conducted the private placement with the assistance of Community’s management and its legal counsel.

The full First Financial board then met on April 21, 2014, to consider approving the definitive transaction agreements. KBW reviewed the efforts to solicit interest among potential business combination partners during the prior twelve months, which had yielded only the offer from Community. Mr. Schreacke reviewed the capital raise alternative, noting that existing shareholders would incur dilution of more than 60% following a capital raise, most institutional investors had expressed the intent that the Company be positioned for sale in three to five years, and the operational challenges First Financial would face after a capital raise.

Directors received the latest versions of the transaction documents and reviewed several changes and developments since the First Financial Capital Committee met the previous week. They also reviewed, among other things, the calculation of the exchange ratio and potential adjustments if minimum targets for common equity and recoveries on specific assets were not met. Mr. Schreacke reviewed market and historical financial information about Community and Your Community Bank, and pro forma information for the combined company. KBW noted that Community had indicated that it was selling common stock to institutional investors in order to avoid possible capital issues that could arise in connection with bank regulatory applications, and presented pro forma information illustrating the impact of the sale of $15 million and $22 million of new common stock on the combined company. As Community had indicated it might raise more than $22 million of new capital, KBW also noted the pro forma impact a larger capital raise would have on First Financial shareholders.

Representatives of KBW and PBS each reviewed the financial analyses that provided the bases for each firm’s fairness opinion. Representatives of Frost Brown Todd LLC reviewed the non-financial terms of the share exchange agreement, the affiliate agreements that directors and key employees would be asked to sign, and a consulting agreement between Community and Mr. Schreacke.

After these presentations, the First Financial board voted to approve the share exchange proposal.

Community’s Executive Committee met later in the day and approved the final share exchange agreement and private placement terms. Shortly thereafter Community signed subscription agreements with the private placement investors for the sale of approximately $25 million of Community common stock and Community and First Financial signed the share exchange agreement and issued a joint press release to announce the transaction the following morning.

On September 25, 2014, the parties amended the share exchange agreement solely to reflect Community’s change of transfer agent.

First Financial’s Reasons for the Share Exchange; Recommendation of the First Financial Board of Directors

First Financial’s board considered several factors in concluding that the share exchange with Community is fair to, and in the best interests of, the First Financial and its shareholders. The board did not assign any specific or relative weight to the factors in its consideration. The material factors considered by the board included the following:

The financial terms of the share exchange, including the exchange ratio.  The exchange ratio of 0.153 Community shares for each First Financial share equated to $3.51 per First Financial share based on the $22.94 closing price of Community stock on April 17, 2014, the last trading day before the parties entered into the share exchange agreement. This amount represented 141% of the First Financial’s tangible book value per share as of December 31, 2013. The board believed these multiples compared favorably to recent transactions involving comparable financial institutions. The exchange ratio would also be immediately accretive to First Financial shareholders on an earnings and tangible book value per share basis. Taking into account Community’s agreements to sell $25 million of additional common equity, First Financial shareholders would own approximately 15% of the combined company, which would have approximately $1.6 billion in total assets, $1.4 billion in deposits, and a projected return on assets of more than 1.0% after the first year of combined operations.

An assessment of First Financial’s strategic alternatives to the share exchange.  As described under “Background” above, the board believes the share exchange presents a more certain opportunity to enhance shareholder value for the current shareholders of First Financial than any of the other strategic alternatives the First Financial board evaluated. Remaining independent without raising substantial capital was not feasible, because First Financial did not expect to be able pay unpaid interest on its trust preferred securities before a default occurred in the fourth quarter of 2015. The planned capital raise of at least $34 million would leave existing shareholders with less than 40% of the common stock, and First Financial and First Federal Savings

Bank would still face significant operational challenges to achieve financial performance targets that were less than those projected for the combined company. Moreover, the institutional investors who would own more than 60% of First Financial’s common stock would look to sell the company three to five years after the capital raise.

Community’s financial and stock price performance.   Community has achieved steady earnings growth in each of the last four years. The trading price of Community common stock has increased by 138% since December 31, 2010. Moreover, the Community was trading at a multiple of approximately 9.9 times trailing twelve month earnings as of April 17, 2013. The median trading multiple for comparable Midwest banks was 12.7 times earnings, indicating that the current Community trading price had significant upside potential from its April 17, 2012 price of $22.94.

Community’s current policy to pay a quarterly dividend.   Community’s current annual dividend of $.48 per Community share equates to $0.07 per First Financial share and represented a yield of approximately 2.1% on the $22.94 closing price per share of Community stock on April 17, 2014. First Financial has not paid a dividend on its shares for several years.

Prospects for the combined company.  As previously noted, the share exchange would create a combined company with approximately $1.6 billion in total assets, $1.4 billion in deposits, and a projected return on assets of more than 1.0% after the first year of combined operations. The combined bank would have a total of 41 offices, with a substantial presence in the greater Louisville, Kentucky market. First Financial shareholders would own a 15% stake in a combined company with an increased operating scale and earnings power.

Greater liquidity.  Community common stock is traded on the NASDAQ Capital Market. The share exchange will result in a combined company with a much larger market capitalization than either Community or First Financial, which would be more likely to generate a higher average trading volume First Financial’s present 4,000 shares per day. Owning shares in an institution with a larger market capitalization would likely to provide greater liquidity to shareholders who need or desire to sell their shares.

Impact on community, customers and employees.  The First Financial board viewed Community’s philosophy and culture to be similar in most respects to First Financial’s own philosophy and focus, and believed First Financial customers would find the community-oriented banking services provided by Community to be comparable to the services they currently enjoy. The share exchange will also require a substantial expansion for the Community organization, which the board believed would present meaningful employment opportunities for First Financial associates. By contrast, the board expected to face pressure to close branches and reduce the number of associates following a capital raise, as serving the financial needs of the community would become subordinate to maximizing short-term profits.

Loss of Independence.   The First Financial board considered the fact that after 90 years as a local financial institution dedicated to serving the financial needs of several central Kentucky communities, First Federal Savings Bank of Elizabethtown would not survive the share exchange and subsequent bank merger.

Opinion of KBW.  Keefe, Bruyette & Woods delivered to the First Financial board its opinion dated April 21, 2014, to the effect that the exchange ratio of 0.153 Community for each First Financial share was fair from a financial point of view to the holders of First Financial common stock. The full text of the written opinion of KBW, dated April 21, 2014 which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix “D”. KBW provided its opinion for the information of the First Financial board in connection with its consideration of the financial terms of the share exchange. KBW’s opinion does not constitute a recommendation as to how any holder of First Financial shares should vote with respect to the share exchange proposal. See “Opinion of Keefe, Bruyette & Woods,” below.

Opinion of PBS.  Professional Bank Services, Inc. has delivered to the First Financial board its opinion that, as of April 21, 2014, the consideration proposed to be received by the shareholders of First Financial under the share exchange agreement is fair and equitable from a financial perspective. The full text of the written opinion of PBS, dated April 21, 2014 which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix “E”. As explained under “Background” above, because a different financial advisor was representing First Financial with respect to each of the two alternative transactions under consideration, the First Financial board engaged PBS to provide an independent recommendation as to which of the two transactions would be the better alternative for First Financial and its shareholders. See “Opinion of Professional Bank Services,” below.

Based on the foregoing and all other factors deemed relevant, and in light of any other factors that other individual directors considered appropriate, the board approved the share exchange, determined the share exchange consideration is fair to First Financial shareholders, and recommended that First Financial shareholders approve the share exchange. In view of the variety of factors considered in connection with their evaluation of the share exchange, the board did not find it practicable to, and therefore did not, quantify or otherwise assign relative weight to specific factors or methodologies in reaching its conclusions. In addition, individual directors may have given different weight to different factors.

The First Financial board recommends that the First Financial shareholders vote “FOR” the approval of the share exchange agreement including the plan of share exchange.

Community’s Reasons for the Share Exchange; Recommendation of the Community Board of Directors

Reasons for Share Exchange.  In reaching its decision to adopt and approve the share exchange agreement, the share exchange, the other transactions contemplated by the share exchange agreement and the private placement, and to recommend that its shareholders approve the stock issuance proposal, the Community board of directors consulted with Community management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

•	the financial and other terms of the share exchange agreement, including the exchange ratio, tax treatment and mutual deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors;
•	management’s view that the acquisition of First Financial provides an attractive opportunity to expand Your Community Bank’s growing footprint in the Jefferson County, Kentucky market area, which Community already serves, and to expand into Meade, Hardin, Bullitt and Hart counties in Kentucky;
•	First Financial’s community banking orientation, which orientation is compatible with Your Community Bank;
•	management’s determination that synergies resulting from the combination of First Federal Savings Bank with Your Community Bank will permit Your Community Bank to realize operating efficiencies that First Federal Savings Bank cannot achieve as a stand-alone institution;
•	a review of the demographic, economic and financial characteristics of the markets in which First Financial operates, including existing and potential competition and history of the market area with respect to financial institutions;
•	the opinion delivered by Community’s financial advisor, Sterne Agee, that the share exchange consideration is fair, from a financial standpoint, to Community and its shareholders;
•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating First Financial’s business, operations and workforce with those of Community;
•	the potential risk of diverting management attention and resources from the operation of Community’s business and towards the completion of the share exchange; and
•	the regulatory and other approvals required in connection with the share exchange and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The foregoing discussion of the information and factors considered by the Community board of directors is not intended to be exhaustive, but includes the material factors considered by the Community board of directors. In reaching its decision to approve the share exchange agreement, the share exchange, the other transactions contemplated by the share exchange agreement and the private placement, the Community board of directors did not quantify or assign any relative weights to the factors considered. Individual directors may have given different weights to different factors and considered additional factors. The Community board of directors considered all these factors as a whole, including discussions with, and questioning of, Community’s management and Community’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Recommendation of Community’s Board of Directors.  For the reasons set forth above, the Community board of directors unanimously determined that the share exchange agreement and the transactions contemplated by the share exchange agreement and the private placement, are advisable and in the best interests of Community and its shareholders, and unanimously adopted and approved the share exchange agreement and the transactions contemplated by it and the private placement. The Community board of directors unanimously recommends that the Community shareholders vote “FOR” the approval of the issuance of Community common stock to First Financial shareholders pursuant to the share exchange agreement and private placement.

Prospective Financial Information

Neither Community nor First Financial ordinarily makes public projections as to future performance, revenues, income or other financial results due to, among other reasons, the uncertainty of assumptions and estimates underlying projections. However, at the time the boards of directors of each of Community and First Financial approved the share exchange agreement, they had available certain prospective financial information that the companies had shared with one another. For that reason, certain prospective financial information for each of the companies and the combined company is being provided in this joint proxy statement-prospectus. The inclusion of this information should not be regarded as an indication that any of Community, First Financial, Sterne Agee, KBW, PBS, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance.

This information was prepared solely for board decision-making and guidance and is, in many respects, subjective. While presented with numeric specificity, the prospective financial information is unaudited and reflects numerous assumptions and estimates made with respect to business, economic, market, financial and regulatory conditions and matters specific to the businesses of Community and First Financial, all of which are difficult to predict and most of which are beyond the control of Community or First Financial. The prospective financial information reflects both assumptions as to certain business decisions that could change and, in many respects, subjective judgment. Consequently, the prospective financial information is susceptible to periodic revisions based on actual experience and developments and could be interpreted in multiple ways. Neither Community nor First Financial can provide any assurance that the prospective financial information and the underlying assumptions and estimates will come to fruition. Actual results may differ materially from the projections set forth below, and important factors that may affect actual results and cause such projections to be inaccurate include, but are not limited to, risks and uncertainties relating to Community’s and First Financial’s businesses, general business and economic conditions in the United States and the markets the two companies serve, conditions in the financial services industry, competition, regulatory considerations and changes in laws and regulations affecting banks. For other factors that could cause actual results to differ, you should review the disclosure in this joint proxy statement-prospectus under the headings “Risk Factors”, beginning at page 26, and “Cautionary Statement Regarding Forward-Looking Statements” beginning at page 39.

The prospective financial information was not prepared with a view toward public disclosure, nor was it prepared in compliance with GAAP or with a view toward published guidelines of the Commission or guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Community’s and First Financial’s historical financial statements. Neither Community’s nor First Financial’s independent accountants have compiled, examined or performed any procedures on the unaudited prospective financial information set forth below. No independent accountant has expressed any opinion or provided any other assurance on these projections and such assurance may not be available.

Additionally, the prospective financial information does not take into account any circumstances or events occurring after the date of its preparation several months before the date of this joint proxy statement-prospectus. Community and First Financial can provide no assurance that, had the unaudited prospective financial information been prepared as of the date of this joint proxy statement-prospectus, similar assumptions and estimates would be used. Community and First Financial do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect events occurring and changed circumstances since its preparation or to reflect unanticipated events, even if underlying assumptions and estimates are shown to be in error.

None of Community, First Financial, Sterne Agee, KBW, PBS or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder regarding Community’s, First Financial’s or the combined company’s ultimate performance compared to the information contained in the prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information herein should not be deemed an admission or representation by Community or First Financial that it is viewed as material information of Community or First Financial, particularly in light of the inherent risks and uncertainties associated with such future projections. The summary of the prospective financial information included below is not being included to influence your decision whether to vote for the share exchange and the transactions contemplated in connection with the share exchange, but is being provided solely because it was available to the companies and their financial advisors in connection with the share exchange agreement and due diligence.

In light of the foregoing, and taking into account that the special shareholder meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted financial information, you are cautioned not to place unwarranted reliance on such information, and shareholders are urged to review Community’s and First Financial’s most recent financial statements for a description of their respective historical financial condition and results, which are included in this joint proxy statement-prospectus and, in the case of Community, incorporated by reference to its Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014.

The following table presents selected prospective unaudited financial information for Community and First Financial developed by Community management as of the time the boards of directors of Community and First Financial approved the share exchange. This information formed the basis of presentations made to Community’s board and executive committee. Some of this information for Community was shared by Community’s financial advisor with First Financial and its financial advisor, KBW.

	Projected For the Years Ending
Community (dollars in thousands, except per share data)	December 31, 2015	December 31, 2016
Net interest income	$33,238	$34,046
Other income	6,836	7,043
Net income available to common	9,331	10,124
Diluted earnings per share	2.71	2.93

	Projected For the Years Ending
First Financial (dollars in thousands, except per share data)	December 31, 2015	December 31, 2016
Net interest income	$20,943	$22,046
Other income	7,842	7,942
Net income available to common	(994)	(132)
Diluted earnings per share	(0.19)	(0.03)

The following table presents selected Community and First Financial unaudited prospective financial data for the years ending December 31, 2015 and 2016. Financial data for Community was provided by Community representatives to First Financial representatives and financial data for First Financial was developed by First Financial management in connection with final approval of the share exchange agreement. This information was utilized by KBW for purposes of the financial analyses presented by it to the First Financial board in connection with KBW’s opinion:

	Projected For the Years Ending
Community (dollars in thousands)	December 31, 2015	December 31, 2016
Income	$42,806	43,347
Net income	9,332	10,125

	Projected For the Years Ending
First Financial (dollars in thousands, except per share data)	December 31, 2015	December 31, 2016
Income	$32,485	$33,812
Net income available to common shareholders	(821)	(145)
Earnings per common share	(0.16)	(0.03)

In connection with the financial analyses presented by PBS to the First Financial board in connection with its opinion, PBS did not utilize prospective financial data that was provided by Community’s management or its financial advisor.

Opinions of First Financial’s Financial Advisors

Opinion of Keefe, Bruyette & Woods, Inc.

First Financial engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to First Financial, including an opinion to the First Financial board of directors as to the fairness, from a financial point of view, to the holders of First Financial common stock, of the fixed exchange ratio of 0.153 of a share of Community common stock to one share of First Financial common stock, in the proposed statutory share exchange and subsequent merger of First Financial with and into Community. First Financial selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed share exchange. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with share exchange and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the First Financial board held on April 21, 2014, at which the First Financial board evaluated the proposed share exchange. At this meeting, KBW reviewed the financial aspects of the proposed share exchange and rendered an opinion to the First Financial board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the 0.153x exchange ratio in the proposed share exchange was fair, from a financial point of view, to the holders of First Financial common stock. The First Financial board approved the share exchange agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix “D” to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the First Financial board (in its capacity as such) in connection with its consideration of the financial terms of the share exchange. The opinion addressed only the fairness, from a financial point of view, of the 0.153x exchange ratio in the share exchange to the holders of First Financial common stock. It did not address the underlying business decision of First Financial to engage in the share exchange or enter into the share exchange agreement or constitute a recommendation to the First Financial board in connection with the share exchange, and it does not constitute a recommendation to any First Financial shareholder or any shareholder of any other entity as to how to vote in connection with the share exchange or any other matter, nor does it constitute a recommendation on whether or not any holder of First Financial common stock should enter into a voting, shareholders’ or affiliates’ agreement with respect to the share exchange or exercise any dissenters’ or appraisal rights that may be available to such holder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In rendering the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of First Financial and Community and the share exchange, including, among other things:

•	a draft, dated April 17, 2014, of the share exchange agreement (the most recent draft then made available to KBW);
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of Community and First Financial;
•	certain other interim reports and other communications of First Financial and Community to their respective shareholders; and
•	other financial information concerning the businesses and operations of First Financial and Community furnished to KBW by First Financial and Community for purposes of KBW’s analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of First Financial and Community;
•	the assets and liabilities of First Financial and Community;
•	the nature and terms of certain other share exchanges and business combinations in the banking industry;
•	a comparison of certain financial and stock market information of First Financial and Community with similar information for certain other companies the securities of which were publicly traded;
•	financial and operating forecasts and projections of First Financial which were prepared by and provided to KBW and discussed with KBW by First Financial management and which were relied upon by KBW with the consent of the First Financial board;
•	financial and operating forecasts and projections of Community and estimates regarding certain pro forma financial effects of the share exchange on Community (including, without limitation, purchase accounting assumptions, cost savings and related expenses expected to result from the share exchange) that were prepared by and provided to KBW and discussed with KBW by Community management, and that were used and relied upon by KBW with the consent of the First Financial board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of First Financial and Community regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters that KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the respective managements of First Financial and Community as to the reasonableness and achievability of the financial and operating forecasts and projections of First Financial and Community (and the assumptions and bases therefor) that were prepared by and provided to KBW by such managements. KBW assumed, with the consent of First Financial, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such managements and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management teams. KBW further relied upon Community management as to the reasonableness and achievability of the estimates regarding certain pro forma effects of the share exchange on Community that were prepared by and provided to KBW by such management and that were discussed with KBW by such management (and the assumptions and bases therefor). KBW assumed, with the consent of First Financial, that all such estimates were reasonably prepared on a basis reflecting the best then available estimates and judgments of Community management and that such estimates would be realized in the amounts and in the time periods estimated.

It is understood that the forecasts, projections and estimates of First Financial and Community that were provided to KBW were not prepared with the expectation of public disclosure, that all such information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. KBW assumed, based on discussions with the respective management teams of First Financial and Community, that such forecasts, projections and estimates of First Financial and Community provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either First Financial or Community since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with First Financial’s consent, that the aggregate allowances for loan and lease losses for First Financial and Community were adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of First Financial or Community, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of First Financial or Community under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW’s opinion did not express an opinion or view as to any of the following transactions described in the share exchange agreement: (i) the merger of First Federal Savings Bank, a federal savings bank and wholly-owned subsidiary of First Financial, into Your Community Bank, an Indiana banking corporation and wholly-owned subsidiary of Community (the “Bank Merger”); (ii) the issuance of approximately 74,792 restricted shares of First Financial Common Stock to certain members of the First Financial Board (the “First Financial Restricted Stock Issuance”); and (iii) any issuance by Community of Community common stock for aggregate gross proceeds of up to $20,000,000 (the “Community Equity Issuance”).

KBW assumed that, in all respects material to its analyses:

•	the share exchange and any related transactions (including without limitation the Bank Merger, the First Financial Restricted Stock Issuance and the Community Equity Issuance) would be completed substantially in accordance with the terms set forth in the share exchange agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the latest draft of the share exchange agreement that had been reviewed by KBW) with no adjustments to the exchange ratio or additional forms of consideration;
•	the representations and warranties of each party in the share exchange agreement and in all related documents and instruments referred to in the share exchange agreement are true and correct;
•	each party to the share exchange agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the share exchange and that all conditions to the completion of the share exchange would be satisfied without any waivers or modifications to the share exchange agreement; and
•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the share exchange, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of First Financial, Community, the combined entity or the contemplated benefits of the share exchange, including the cost savings and related expenses expected to result from the share exchange.

KBW assumed that the share exchange would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW further assumed that First Financial relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to First Financial, Community, the share exchange, the Bank Merger, the First Financial Restricted Stock Issuance, the Community Equity Issuance and any other related transaction, and the share exchange agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the 0.153x exchange ratio in the share exchange to the holders of First Financial common stock. KBW expressed no view or opinion as to any terms or other aspects of the share exchange or any related transaction, including without limitation, any adjustments, as set forth in the share exchange agreement, to the exchange ratio in the share exchange, the form or structure of the share exchange or any related transaction, any consequences of the share exchange to First Financial, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the share exchange or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. It is understood that developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and that KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of First Financial to engage in the share exchange or enter into the share exchange agreement;
•	the relative merits of the share exchange as compared to any strategic alternatives that are, have been or may be available to or contemplated by First Financial or the First Financial board;
•	the fairness of the amount or nature of any compensation to any of First Financial’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of First Financial common stock;
•	the effect of the share exchange or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of First Financial other than First Financial common stock (solely with respect to the 0.153x exchange ratio), or of any class of securities of Community or any other party to any transaction contemplated by the share exchange agreement;

•	the merits or implications of the Bank Merger, the First Financial Restricted Stock Issuance or the Community Equity Issuance (including, without limitation, the timing of any of those transactions or any amounts to be paid or received in respect of those transactions) or any terms or aspects of those transactions;
•	the actual value of Community common stock to be issued in the share exchange;
•	the prices, trading range or volume at which the common stock of First Financial or Community would trade following the public announcement of the share exchange or the prices, trading range or volume at which the common stock of Community will trade following the consummation of the share exchange;
•	any advice or opinions provided by any other advisor to any of the parties to the share exchange or any other transaction contemplated by the share exchange agreement; or
•	any legal, regulatory, accounting, tax or similar matters relating to First Financial, Community, their respective shareholders, or relating to or arising out of or as a consequence of the share exchange or any related transaction (including the Bank Merger, the First Financial Restricted Stock Issuance and the Community Equity Issuance), including whether or not the share exchange would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, First Financial and Community. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the First Financial board of directors in making its determination to approve the share exchange agreement and the share exchange. Consequently, the analyses described below should not be viewed as determinative of the decision of the First Financial board of directors with respect to the fairness of the share exchange consideration. The type and amount of consideration payable in the share exchange were determined through negotiation between First Financial and Community and the decision to enter into the share exchange agreement was solely that of the First Financial board of directors.

The following is a summary of the material financial analyses presented by KBW to the First Financial board of directors on April 21, 2014, in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the First Financial board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses. No company or transaction used as a comparison in the selected companies or selected transactions analyses described below is identical to First Financial, Community or the share exchange. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

For purposes of the financial analyses described below, KBW utilized an implied value of share exchange consideration of $3.42 per share of First Financial common stock, which was based on the exchange ratio of 0.153 shares of Community common stock for each share of First Financial common stock and the 20-trading day average closing price of Community common stock of $22.33 as of April 17, 2014. To perform the selected companies analyses described below, KBW used financial information as of and for the last twelve months (LTM) ended December 31, 2013 (or September 30, 2013 if December 31, 2013 data was not publicly available) and market price information as of April 17, 2014. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in First Financial’s or Community’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented. The financial analyses described below did not give effect to the impact of the Community Equity Issuance.

First Financial Selected Companies Analysis.  Using publicly available information, KBW compared the financial performance, financial condition and market performance of First Financial to 8 selected publicly traded banks and thrifts located in the Midwest region (defined as Missouri, Illinois, South Dakota, Ohio, Indiana, Michigan, Kentucky, Minnesota, Wisconsin, Nebraska, Kansas, North Dakota, and Iowa) with total assets between $250 million and $2.0 billion, nonperforming assets/assets ratios between 3.0% and 10.0%, and return on average assets less than 0.5%. The selected companies included:

Hawthorn Bancshares, Inc.	DCB Financial Corp
Centrue Financial Corporation	CIB Marine Bancshares, Inc.
S.B.C.P. Bancorp, Inc.	Ameriana Bancorp
Brotherhood Bancshares, Inc.	Central Federal Corporation

KBW’s analysis showed the following concerning the financial performance and financial condition of First Financial and the selected companies:

		Selected Companies
	First Financial	Top Quartile	Median	Bottom Quartile	Average
Operating Return on Assets	(0.03)%	0.42%	0.20%	(0.32)%	0.06%
Operating Return on Equity	(0.83)%	5.99%	2.23%	(2.53)%	2.01%
Net Interest Margin	2.82%	3.50%	3.30%	2.88%	3.19%
Efficiency Ratio	99.81%	78.47%	98.18%	110.77%	96.72%
Tangible Common Equity/Tangible Assets	1.49%	8.64%	7.24%	5.09%	6.23%
Tier 1 Capital Ratio	10.28%	14.65%	11.98%	11.14%	13.59%
Total Capital Ratio	12.13%	16.12%	15.25%	13.39%	15.75%
Loans/Deposits	59.65%	87.91%	84.05%	74.85%	80.12%
Loan Loss Reserves/Loans	2.05%	2.48%	2.21%	1.79%	2.17%
Texas Ratio	233.34%	41.29%	53.24%	90.36%	110.00%
Nonperforming Assets/Assets	5.27%	4.34%	4.38%	4.85%	4.71%
Nonperforming Assets/Assets (Excluding Troubled Debt Restructurings)	2.74%	2.12%	2.89%	3.60%	3.11%
Net Charge-Offs/Average Loans	0.93%	0.27%	0.35%	1.18%	0.78%

KBW’s analysis also showed, among other things, the following concerning the market performance of First Financial and the selected companies (excluding the impact of certain selected company tangible book value and LTM EPS multiples considered to be not meaningful (“NM”) because they were either below 0.0x or, in the case of LTM EPS, greater than 30.0x):

			Selected Companies
	First Financial(1)		Top Quartile	Median	Bottom Quartile	Average
Stock Price/Book Value per Share	1.32x		1.07x	0.98x	0.58x	1.01x
Stock Price/Tangible Book Value Per Share	1.32x		1.04x	0.93x	0.62x	0.84x
Stock Price/LTM EPS	NM	(2)	20.66x	17.83x	12.93x	15.75x
Core Deposit Premium	0.63%		0.83%	(0.12)%	(1.97)%	(0.93)%

(1)	First Financial’s book value per share, tangible book value per share and core deposit premium were calculated utilizing the number of shares outstanding as of December 31, 2013.
(2)	Considered not meaningful because First Financial’s LTM EPS was negative.

Community Selected Companies Analysis.  Using publicly available information, KBW compared the financial performance, financial condition, and market performance of Community to 23 selected publicly traded banks and thrifts located in the Midwest region with total assets between $700 million and $1.3 billion, nonperforming assets/assets ratios less than 5.0%, and return on average assets greater than 0.5%. The selected companies included:

Pulaski Financial Corp.	LCNB Corp.
First Business Financial Service, Inc.	Foresight Financial Group, Inc.
Security National Corporation	First Community Financial Partners, Inc.
Nicolet Bankshares, Inc.	BNCCORP, Inc.
Tri City Bankshares Corporation	Landmark Bancorp, Inc.
First Citizens Banc Corp	Croghan Bancshares, Inc.
Farmers National Banc Corp.	Oconomowoc Bancshares, Inc.
First Manitowoc Bancorp, Inc.	First Internet Bancorp
Reliance Bancshares, Inc.	Kentucky Bancshares, Inc.
Baylake Corp.	Ohio Valley Banc Corp.
Southern Missouri Bancorp, Inc.	PSB Holdings, Inc.
Independent Alliance Banks, Inc.

KBW’s analysis showed the following concerning the financial performance and financial condition of Community and the selected companies:

		Selected Companies
	Community	Top Quartile	Median	Bottom Quartile	Average
Operating Return on Assets	1.04%	1.05%	0.79%	0.68%	0.90%
Operating Return on Equity	10.03%	10.52%	8.34%	7.07%	9.46%
Net Interest Margin	4.24%	3.65%	3.57%	3.33%	3.47%
Efficiency Ratio	65.00%	61.10%	67.45%	72.88%	67.55%
Tangible Common Equity/Tangible Assets	7.02%	9.70%	8.61%	7.18%	8.23%
Tier 1 Capital Ratio	17.20%	15.61%	13.00%	11.99%	13.87%
Total Capital Ratio	18.50%	16.82%	15.04%	13.71%	15.38%
Loans/Deposits	87.16%	89.80%	83.22%	72.57%	81.07%
Loan Loss Reserves/Loans	1.43%	1.83%	1.30%	1.12%	1.50%
Texas Ratio	35.41%	14.67%	19.31%	29.06%	23.09%
Nonperforming Assets/Assets	2.82%	1.32%	1.48%	2.26%	1.96%
Nonperforming Assets/Assets (Excluding Troubled Debt Restructurings)	1.63%	0.67%	1.02%	1.50%	1.31%
Net Charge-Offs/Average Loans	0.79%	0.13%	0.37%	0.72%	0.51%

KBW’s analysis also showed, among other things, the following concerning the market performance of Community and the selected companies (excluding the impact of certain selected company LTM EPS multiples considered to be not meaningful (“NM”) because they were either below 0.0x or greater than 30.0x):

Selected Companies
	Community	Top Quartile	Median	Bottom Quartile	Average
Stock Price/Book Value per Share	1.29x	1.21x	1.03x	0.95x	1.16x
Stock Price/Tangible Book Value Per Share	1.31x	1.39x	1.19x	1.10x	1.27x
Stock Price/LTM EPS	9.89x	14.08x	12.66x	11.09x	12.27x
Core Deposit Premium	3.30%	3.48%	2.19%	0.88%	2.64%

Selected Transactions Analysis.  KBW reviewed publicly available information related to 18 selected merger and acquisition transactions announced since January 1, 2011 with bank and thrift targets with assets between $500 million and $1.5 billion and nonperforming assets/assets ratios between 4.0% and 8.0%. The selected transactions included:

Acquiror	Target
Chemical Financial Corporation	Northwestern Bancorp
Huntington Bancshares Incorporated	Camco Financial Corporation
First Citizens BancShares, Inc.	1st Financial Services Corporation
First Merchants Corporation	CFS Bancorp, Inc.
Ameris Bancorp	Prosperity Banking Company
F.N.B. Corporation	PVF Capital Corp.
Bank of the Ozarks, Inc.	First National Bank of Shelby
SKBHC Holdings LLC	PremierWest Bancorp
SCBT Financial Corporation	Savannah Bancorp, Inc.
City Holding Company	Community Financial Corporation
Equity Bancshares, Inc.	First Community Bancshares, Inc.
Berkshire Hills Bancorp, Inc.	Beacon Federal Bancorp, Inc.
Washington Federal, Inc.	South Valley Bancorp, Inc.
Old National Bancorp	Indiana Community Bancorp
SCBT Financial Corporation	Peoples Bancorporation, Inc.
Park Sterling Corporation	Community Capital Corporation
Piedmont Community Bank Holdings, Inc.	Crescent Financial Corporation
Industrial and Commercial Bank of China Limited	Bank of East Asia (USA), NA

To the extent publicly available, KBW derived, among other things, the following implied ratios for each selected transaction based on the latest publicly available financial statements of the acquired company available prior to the announcement of the acquisition:

•	price per common share paid for the acquired company to book value per share of the acquired company;
•	price per common share paid for the acquired company to tangible book value per share of the acquired company; and
•	price per common share paid for the acquired company to LTM EPS of the acquired company.

These ratios were compared with corresponding transaction ratios for the proposed share exchange based on the implied value of the share exchange consideration of $3.42 per share of First Financial common stock, which was based on an exchange ratio of 0.153.

The results of the analysis are set forth in the following table (excluding the impact of certain selected transaction LTM EPS multiples considered to be not meaningful (“NM”) because they were either below 0.0x or greater than 50.0x):

		Selected Transactions
	Merger(1)	Top Quartile	Median	Bottom Quartile	Average
Price/Book Value Per Share	137.1%	121.1%	95.1%	65.8%	97.5%
Price/Tangible Book Value Per Share	137.1%	121.1%	95.8%	65.8%	100.3%
Price/LTM EPS	NM (2)	23.3x	22.0x	14.0x	17.5x

(1)	First Financial’s book value per share and tangible book value per share were calculated utilizing an estimated number of shares outstanding as of the closing of the proposed share exchange per First Financial management, including shares to be issued in the First Financial Restricted Stock Issuance.
(2)	Considered not meaningful because First Financial’s LTM EPS was negative.

Pro Forma Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis of the combined company (pro forma for the share exchange and giving effect to First Financial management’s estimates and assumptions regarding the First Financial Restricted Stock Issuance and the redemption of First Financial’s outstanding TARP preferred equity securities) to estimate a range of implied equity values attributable in the share exchange to First Financial common stock outstanding at the closing of the share exchange, including shares to be issued in the First Financial Restricted Stock Issuance. In performing this analysis, KBW used (i) financial forecasts and projections relating to the earnings of First Financial provided to KBW by First Financial management, (ii) financial forecasts and projections relating to the earnings of Community provided to KBW by Community management, and (iii) cost savings estimates, fair market value adjustments, other share exchange adjustments and restructuring charges provided to KBW by First Financial and Community managements. KBW assumed discount rates ranging from 14.0% to 18.0% to derive (1) the present value of projected cash flows of the combined company available to shareholders from 2014 to 2018 and (2) the present value of the terminal value of the combined company. In determining cash flows available to shareholders, KBW assumed that the combined company would maintain a tangible common equity/tangible asset ratio of 8.00%, and would retain sufficient earnings to maintain these levels. KBW utilized implied terminal multiples based on two methodologies, one based on fiscal year 2019 earnings multiples and the other based on fiscal year 2018 tangible book value multiples. Using implied terminal values calculated by applying a range of 10.0x to 14.0x fiscal year 2019 earnings of the combined company, KBW derived a range of implied values per share attributable in the share exchange to First Financial common stock of approximately $3.23 to $5.67 per share. Using implied terminal values calculated by applying a range of 1.00x to 1.40x fiscal year 2018 tangible book value of the combined company, KBW derived a range of implied values per share attributable in the share exchange to First Financial common stock of approximately $1.91 to $3.49 per share. The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values.

Relative Contribution Analysis.  KBW prepared a contribution analysis comparing the implied percentages of total assets, total loans, total deposits, total common equity and tangible common equity as of December 31, 2013, and LTM earnings as of December 31, 2013 and estimated earnings for fiscal years 2014, 2015 and 2016, for First Financial and Community on a standalone basis to be contributed to the combined company. KBW also compared implied contribution percentages based on the standalone market capitalizations of First Financial and Community as of April 17, 2014. This analysis reflected First Financial management’s estimates and assumptions regarding the First Financial Restricted Stock Issuance and the redemption of First Financial’s outstanding Series A preferred stock but did not give effect to, among other things, purchase accounting adjustments or potential cost savings. In the course of this analysis, KBW used earnings estimates for First Financial for fiscal years 2014, 2015 and 2016 from First Financial management and used earnings estimates for Community for fiscal years 2014, 2015 and 2016 from Community management.

The implied First Financial contributions to the combined company are set forth, and compared to illustrative pro forma ownership percentages of First Financial shareholders in the combined company based on the 0.153x exchange ratio in the share exchange, in the following table:

First Financial Percentage
Total Assets	50.4%
Total Loans	45.5%
Total Deposits	54.9%
Total Common Equity	17.5%
Total Tangible Common Equity	17.8%
LTM Earnings(1)	NM
2014 Earnings(1)	NM
2015 Earnings(1)	NM
2016 Earnings(1)	NM
Market Capitalization	17.63%
Ownership at 0.153x Exchange Ratio	18.8%

(1)	Contribution percentage for LTM and 2014-2016 earnings is not meaningful (“NM”) because actual LTM and earnings estimates for First Financial per First Financial management are negative for these years.

Pro Forma Financial Impact Analysis.  KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of First Financial and Community. Pro forma assumptions regarding, among other things, accounting treatment of the share exchange, fair market value and share exchange adjustments and cost savings per Community management were used to calculate the potential financial impact that the share exchange could have on certain projected financial results of Community. In addition, this analysis reflected First Financial management estimates and assumptions regarding the First Financial Restricted Stock Issuance and the redemption of First Financial’s outstanding Series A preferred stock. In the course of this analysis, KBW used closing book value, closing tangible book value and fiscal years 2015 and 2016 earnings estimates for Community from Community management and closing book value, closing tangible book value and fiscal years 2015 and 2016 earnings estimates for First Financial from First Financial management. This analysis indicated that the share exchange could be accretive to Community’s estimated EPS in fiscal years 2015 and 2016. The analysis also indicated that the share exchange could be dilutive to estimated closing book value per share and tangible book value per share for Community and that Community’s pro forma capital ratios could be lower at the closing of the share exchange. For all of the above analyses, the actual results achieved by Community following the share exchange will vary from the projected results, and the variations may be material.

Miscellaneous.  KBW acted as financial advisor to First Financial in connection with the proposed share exchange and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time purchase securities from, and sell securities to, First Financial and Community. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of First Financial and Community for its own account and for the accounts of its customers. Any proprietary or employee positions in First Financial and Community, as of the date of KBW’s opinion, were disclosed to First Financial.

Pursuant to the KBW engagement agreement, First Financial agreed to pay KBW a cash fee equal to 0.10% of First Financial’s deposits at the closing of the share exchange, which fee is estimated to be approximately $735,000 based on First Financial’s deposits as of December 31, 2013, $50,000 of which fee became payable to KBW in connection with its engagement and the balance of which fee is contingent upon the consummation of the share exchange. KBW also became entitled to a fee of $150,000 upon the rendering of its opinion. First Financial also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with this present engagement, during the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to First Financial. In the past two years, KBW has provided investment banking and financial advisory services to Community and received compensation for such services in the amount of approximately $200,000 in fees. KBW acted as financial advisor to Community in connection with its acquisition of First Federal Bank in April 2013. KBW may in the future provide investment banking and financial advisory services to First Financial or Community and receive compensation for such services.

Opinion of Professional Bank Services, Inc.

As explained under “Background” above, because a different financial advisor was representing First Financial with respect to each of the two alternative transactions under consideration, the share exchange or a capital raise, the First Financial board engaged Professional Bank Services, Inc. (“PBS”) to provide an independent recommendation as to which of the two transactions would be the better alternative for First Financial and its shareholders. PBS also advised First Financial’s board of directors as to the fairness of the consideration, from a financial perspective, to be paid by Community as set forth and further defined in the share exchange agreement.

PBS is a bank consulting firm with offices located throughout the United States. As part of its investment banking business, PBS is regularly engaged in reviewing the fairness of financial institution acquisition transactions from a financial perspective and in the valuation of financial institutions and other businesses and their securities in connection with mergers, acquisitions, estate settlements, and other transactions. Neither PBS nor any of its affiliates has, or has had within the past two years, a material financial interest in, or other material relationship with, First Financial or Community and PBS was selected to advise First Financial’s board of directors based on its knowledge of the banking industry as a whole. PBS did not determine the amount of consideration to be paid to First Financial shareholders in connection with the transaction, but instead recommended the fairness of the consideration provided for in the share exchange agreement to First Financial’s board of directors.

PBS performed certain analyses described herein and presented the range of values for First Financial, resulting from such analyses, to the board of directors of First Financial in connection with its advice as to the fairness of the consideration to be paid by Community.

A fairness opinion of PBS was delivered to the board of directors of First Financial on April 21, 2014 at a special meeting of the board of directors. A copy of the fairness opinion, which includes a summary of the assumptions made and information analyzed in deriving the fairness opinion, is attached hereto as Appendix “E”.

In arriving at its fairness opinion, PBS reviewed certain publicly available business and financial information relating to First Financial and Community. PBS considered certain financial and stock price data of First Financial and Community, compared that data with similar data for certain publicly-held bank holding companies and considered the financial terms of certain other recent comparable transactions as of April 14, 2014. PBS also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, PBS did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. PBS did not make an independent evaluation or appraisal of the assets of First Financial or Community. Financial forecasts prepared by PBS were based on assumptions believed by PBS to be reasonable and to reflect currently available information.

In connection with preparing its fairness opinion, PBS performed a limited scope due diligence review of Community, which included an on-site visit to Community by PBS personnel on March 5, 2014 through March 7, 2014. The review included certain credit quality reports provided by Community, consolidated financial statements for Community, Community Annual Reports for 2012 and 2013, current consolidated month-end delinquency and non-accrual reports for Community, current and historical consolidated analysis of the allowance for loan and lease losses for Community, current consolidated internal loan reports, consolidated problem loan listing with classifications, financial projections prepared by Community, and various other current internal financial and operating reports prepared by Community.

PBS reviewed and analyzed the historical performance of First Financial, including December 31, 2012 and 2013 audited annual reports of First Financial, September 30, 2013 and December 31, 2013 Consolidated Reports of Condition and Income (“Call Reports”) of First Financial, First Financial Performance Reports as of September 30, 2013, First Financial’s financial projections and various internal asset quality, interest rate sensitivity, liquidity, deposit and loan portfolio reports. PBS reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of the Fairness Opinion. In reviewing the aforementioned information, PBS took into account its assessment of general market and financial conditions, its experience in other similar transactions, and its knowledge of the banking industry generally.

In connection with rendering the fairness opinion and preparing its written and oral presentation to First Financial’s board of directors, PBS performed a variety of financial analyses, including those summarized herein. This summary does not purport to be a complete description of the analyses performed by PBS in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, PBS believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, PBS made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond First Financial’s or Community’s control. The analyses performed by PBS are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

In the proposed share exchange, First Financial shareholders will receive 0.153 common shares of Community per First Financial common share (subject to adjustment). For purposes of PBS’s analysis, the calculation of the purchase price is presented in the following table.

Community Stock Value	$22.50
Shares Issued for Common Stock	786,322
Value of Stock Consideration	$17,692,240
Per Share Consideration	$3.44
Exchange Ratio for Stock Portion	0.153
Multiple of First Financial 12/31/13 Common Tangible Equity	1.38X
Community Stock Price to Tangible Book Value	1.36X

In performing its various analyses, PBS utilized the following financial inputs for First Financial:

FIRST FINANCIAL FINANCIAL INPUTS
(Dollars in Thousands)

Stated Common Equity (at December 31, 2013)	$12,822
First Financial Shares Outstanding	5,139,358

For presentation purposes, PBS utilized a Community stock price per share of $22.50. The total consideration to be received by First Financial’s shareholders, utilizing a Community stock price of $22.50 results in a multiple of First Financial’s December 31, 2013 tangible equity of 1.38X.

Transaction Value Method.  The Transaction Value represents the price(s) at which shares of common stock in First Financial have exchanged hands between a willing buyer and seller. First Financial’s stock is traded on NASDAQ under the symbol “FFKY”. As of April 14, 2014, the trading price of First Financial’s common stock was $3.69 per share. Average daily trading volume has been 4,350 shares over the past 52 weeks ending April 14, 2014. Based on the preceding information the Transaction Value of First Financial’s common stock is $3.69 per common share.

Market Comparison Method.  In performing this analysis, PBS reviewed the 257 bank and thrift transactions in the Southeast and Midwest Regions of the United States from January 1, 2009 through April 14, 2014 for which financial information is available (the “Comparable Group”). The purpose of the analysis was to obtain an evaluation range for First Financial based on these Comparable Group bank and thrift acquisition transactions. The median multiple of tangible book value of the Comparable Group transactions was utilized in obtaining a range for the acquisition value of First Financial. In addition to reviewing the Comparable Group bank and thrift transactions, PBS performed separate comparable analyses for acquisitions of banks and thrifts which, like First Financial, had a non performing assets (“NPAs”) to total assets ratio between 4.0% and 6.0%, had a last twelve month (“LTM”) return on average assets (“ROAA”) less than 0.00%, had total assets between $500 million and $2.0 billion, and those located in Kentucky. Median values for the 257 Comparable Group acquisitions expressed as a multiple of tangible book value equaled 1.10X. The following tables depict the median transaction pricing multiples for the above institution categories as well as the percentile ranking of the proposed offer in terms of the applicable pricing multiple within each comparable category.

ACQUISITION PRICING FOR COMPARABLE GROUP TRANSACTIONS
MEDIAN MULTIPLES

MULTIPLE OF TANGIBLE BOOK VALUE
PROPOSED TRANSACTION @ $22.50 per Community stock price	1.38X
Comparable Groups
All Comparable Group Acquisitions since 1/1/09	1.10X
All Comparable Group with NPA’s/Assets between 4.0% and 6.0%	0.94X
All Comparable Group with LTM ROAA less than 0.00%	0.93X
All Comparable Group with Assets between $500 million – $2.0 billion	1.09X
Kentucky Transactions since 2010	1.10X

COMPARABLE GROUP TRANSACTIONS
MULTIPLE OF TANGIBLE BOOK VALUE
PROPOSED TRANSACTION PERCENTILE RANKINGS

Proposed Transaction @ $22.50 per Community stock price	1.38X
Comparable Groups
All Comparable Group Acquisitions since 1/1/09	77.20%
All Comparable Group with NPA’s/Assets between 4.0% and 6.0%	87.20%
All Comparable Group with LTM ROAA less than 0.00%	87.80%
All Comparable Group with Assets between $500 million – $2.0 billion	74.30%
Kentucky Transactions since 2010	100.00%

Asset Value Method.  PBS reviewed First Financial’s balance sheet data to determine the amount of material adjustments required to the shareholders’ equity of First Financial based on differences between the market value of First Financial’s assets and their value reflected on First Financial’s financial statements. PBS determined that one adjustment was warranted. Utilizing a deposit premium of 1.20% of core deposits, PBS reflected a value of First Financial’s December 31, 2013 core deposits of approximately $9,402,000. To determine the core deposit premium a search was conducted for all branch transactions in the United States from January 1, 2011 through April 14, 2014 for which pricing information was available. The transactions that included loans were excluded. There were a total of 39 branch transactions that fit the criteria with a median deposit premium of 1.20%. The aggregate adjusted net asset value of First Financial was determined to be $22,223,000, or 1.73X First Financial December 31, 2013 stated equity.

Earnings Method.  A dividend discount analysis was performed by PBS pursuant to which a range of values of First Financial was determined by adding (i) the present value of estimated future dividend streams that First Financial could generate over a five-year period and (ii) the present value of the “terminal value” of First Financial’s tangible equity at the end of the fifth year. The “terminal value” of First Financial’s tangible equity at the end of the five-year period was determined by applying a multiple of 1.20 times the projected terminal year’s tangible equity. The 1.20 multiple represents the median price paid as a multiple of tangible equity for all Southeast transactions with a LTM ROAA between 0.25% and 0.75% since January 1, 2012, for which pricing information is available.

Projected dividend streams and the terminal value were discounted to present values using a discount rate of 12.99%. This rate reflects assumptions regarding the required rate of return of holders or buyers of First Financial common shares. The aggregate value of First Financial, determined by adding the present value of the total cash flows at the end of the five-year period, was $14,360,000, or $2.79 per First Financial common share. In addition, using the five-year projection as a base, a twenty-year projection was prepared. Assumptions utilized in the analysis included an annual growth rate in assets of 0% per year in years one through five and 2.0% per year for the remainder of the analysis. Return on assets was projected to increase to 1.10% by year fourteen and remain constant throughout the long-term analysis. It was assumed that First Financial would pay common dividends beginning in year fifteen at a rate equal to 35% of net income. This long-term projection resulted in an aggregate value of $16,870,000, or $3.28 per First Financial common share.

Pro Forma Share Exchange Analysis.  The contribution of First Financial and Community to the income statement and balance sheet of the pro forma combined organization was analyzed in relation to the pro forma ownership position of First Financial’s shareholders in the combined organization.

The fairness opinion is directed only to the question of whether the consideration to be received by First Financial’s shareholders under the share exchange agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any First Financial shareholder to vote in favor of the adoption of the share exchange agreement and approval of the share exchange. No limitations were imposed on PBS regarding the scope of its investigation or otherwise by First Financial.

In forming its opinion as to the fairness of the proposed transaction from a financial perspective, PBS took into consideration multiple factors and circumstances including the following: the Asset Value Method reflects a liquidation value of First Financial and does not accurately reflect the value of First Financial as a going concern and therefore was not included in PBS’s opinion of value; the values of First Financial derived from the short and long-term Earnings Method; the percentile rankings of the proposed transaction pricing multiples relative to other transactions in the Comparable Group; Community’s financial performance and operating history; the future growth prospects and fundamental performance of First Financial and Community; First Financial’s and Community’s relative earnings growth on both a historical and pro forma basis; the increase in First Financial’s projected pro forma book value per share; the relative future growth prospects and fundamental performance of First Financial and Community; the due diligence findings of PBS and First Financial on their review of Community; and the results of Keefe, Bruyette and Woods, Inc. process of contacting possible acquirers and its analysis of the potential acquirers and merger partners.

Based on the results of the various analyses and other factors described above, PBS concluded that as of April 21, 2014, the consideration to be received by First Financial’s shareholders under the share exchange agreement was fair and equitable from a financial perspective to the shareholders of First Financial.

PBS will receive total fees of $35,000 for all services performed in connection with the rendering of the fairness opinion. In addition, First Financial has agreed to indemnify PBS and its directors, officers and employees from liability in connection with the transaction, and to hold PBS harmless from any losses, actions, claims, damages, expenses or liabilities related to any of PBS’ acts or decisions made in good faith and in the best interest of First Financial.

Opinion of Community’s Financial Advisor

By letter dated December 5, 2013, Community retained Sterne, Agee & Leach, Inc. (“Sterne Agee”) to act as its financial advisor in connection with a potential acquisition of First Financial. Sterne Agee was selected by Community’s board of directors on the basis of Sterne Agee’s experience and expertise in transactions similar to the share exchange and Sterne Agee’s reputation in the banking and financial services communities. Sterne Agee is a nationally recognized investment banking firm experienced in the securities industry and in related corporate finance and investment banking activities, including share exchanges and acquisitions, corporate recapitalizations and financial analysis for corporate and other purposes. Sterne Agee has been frequently retained to perform similar services for other banks and bank holding companies.

In connection with Sterne Agee’s engagement to act as Community’s financial advisor, Community instructed Sterne Agee to evaluate the fairness, from a financial point of view, the share exchange consideration to be paid to First Financial, as defined in the share exchange agreement, and to conduct such investigations as Sterne Agee deemed appropriate for such purposes. Community did not place any limitations on the scope or manner of Sterne Agee’s investigation and review. The share exchange consideration was determined by Community and First Financial in their negotiations.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix “F” to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sterne Agee in preparing the opinion.

Sterne Agee’s opinion speaks only as of the date of the opinion, and Sterne Agee has undertaken no obligation to update or revise its opinion. The opinion was directed to the board of directors of Community and addresses only the fairness, from a financial point of view, of the consideration to be paid in the share exchange by Community. It does not address the underlying business decision to proceed with the share exchange. The opinion does not constitute a recommendation to any shareholder of Community as to how the shareholder should vote or act with respect to the share exchange or any related matter. Community and First Financial determined the share exchange consideration through the negotiation process.

In connection with rendering its opinion, Sterne Agee, among other things: (i) reviewed a copy of the share exchange agreement dated April 21, 2014; (ii) reviewed certain publicly available financial and business information of Community, First Financial and their respective affiliates that it deemed to be relevant; (iii) reviewed certain information, including financial forecasts relating to the business, assets, liabilities, and earnings of Community and First Financial; (iv) reviewed materials detailing the transaction prepared by Community, First Financial and their respective affiliates and by their legal and accounting advisors, including the estimated amount and timing of the cost savings and related expenses expected to result from the transaction; (v) conducted conversations with members of senior management and representatives of Community regarding the matters described in clauses (i) – (iv) above, as well as their respective businesses and prospects before and after giving effect to the transaction; (vi) compared certain financial metrics of Community and First Financial to other selected banks and thrifts that it deemed to be relevant; (vii) analyzed the terms of the transaction relative to selected prior share exchanges and acquisitions involving a depository institution as the selling entity; (viii) analyzed the projected pro forma impact of the transaction and offering on certain projected balance sheet, capital ratios, and profitability metrics of Community; (ix) reviewed the overall environment for depository institutions in the United States; and (x) conducted such other financial studies, analyses and investigations and took into account such other matters as it deemed appropriate for purposes of its opinion, including its assessment of general economic, market and monetary conditions.

Sterne Agee’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to Sterne Agee through the date of the opinion. In conducting its review and arriving at its opinion, Sterne Agee relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. Sterne Agee did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Sterne Agee relied upon management of Community and First Financial as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and basis therefore) provided to Sterne Agee. Sterne Agee assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Sterne Agee will not express an opinion as to such financial projections and estimates or the assumption upon which they were based. Sterne Agee did not make an independent evaluation of the adequacy of the allowance for loan losses of Community or First Financial, nor did it review any individual credit files relating to Community or First Financial. Sterne Agee has assumed, with Community’s consent, that the respective allowances for loan losses for Community and First Financial was adequate to cover such losses and will be adequate on a combined basis for the combined entity. Sterne Agee did not make or obtain any evaluation or appraisal of the assets or liabilities of Community, First Financial or their respective affiliates, nor did it examine any individual credit files. Sterne Agee was not asked to and did not undertake any independent verification of any such information, and Sterne Agee did not assume any responsibility or liability for the accuracy and completeness thereof.

For purposes of rendering its opinion, Sterne Agee assumed that, in all respects material to its analyses:

•	the share exchange will be completed substantially in accordance with the terms set forth in the share exchange agreement with no additional payments or adjustments to the share exchange consideration;
•	the representations and warranties of each party in the share exchange agreement and in all related documents and instruments referred to in the share exchange agreement are true and correct;
•	each party to the share exchange agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;
•	all conditions to the completion of the share exchange will be satisfied without any waivers;
•	there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of Community or First Financial since either the date of the last financial statements made available to Sterne Agee and the date of the share exchange agreement, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact Community or First Financial; and
•	all required governmental, regulatory, shareholder and third party approvals have or will be received in a timely fashion and without any conditions or requirements that could adversely affect the transaction.

Sterne Agee’s opinion is limited to whether the consideration to be paid in the share exchange by Community is fair from a financial point of view to Community. Sterne Agee was not asked to, and it did not, offer any opinion as to the terms of the share exchange agreement or the form of the share exchange or any aspect of the share exchange, other than the consideration, to the extent expressly specified in Sterne Agee’s opinion. The opinion did not address, and Sterne Agee expressed no view or opinion with respect to the relative merits or effect of the share exchange as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by Community or its board of directors. Moreover, Sterne Agee did not express an opinion as to the fairness of the amount or nature of any compensation payable to or to be received by any officers, directors or employees, or of any of the parties to the share exchange relative to the aggregate consideration. Finally, the opinion was not an expression of an opinion as to the price Community’s common stock would trade at the time of issuance to shareholders of First Financial under the share exchange agreement or the prices at which Community’s or First Financial’s common stock may trade at any time.

In performing its analyses, Sterne Agee made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which were beyond the control of Sterne Agee, Community and First Financial. Any estimates contained in the analyses performed by Sterne Agee were not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities did not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates were inherently subject to substantial uncertainty. In addition, the Sterne Agee opinion was among several factors taken into consideration by the board of directors of Community in making its determination to approve the share exchange agreement and the share exchange. Consequently, the analyses described below should not be viewed as determinative of the decision of the board of directors of Community with respect to the fairness of the consideration.

The following is a summary of selected analyses presented by Sterne Agee to Community’s board in connection with its opinion. The summary set forth below does not purport to be a complete description of the analyses underlying the Sterne Agee opinion or the presentation made by Sterne Agee to Community’s board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Sterne Agee did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include the information presented in tabular format. The tables and the summary of the analyses must be considered as a whole and selecting portions of the analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying the analyses and opinion of Sterne Agee. The tables alone are not a complete description of the financial analyses.

Summary of Proposal.  Under the terms of the share exchange agreement, Community will exchange all of the issued and outstanding common shares of First Financial for 0.153 shares of Community’s common stock, subject to potential adjustments at closing. For purposes of the financial analyses below, Sterne Agee utilized a range of implied values of the share exchange consideration of $14.7 million to $17.9 million for all of the issued and outstanding common stock of First Financial based on Community’s 20 trading day average stock price of $22.33, as of April 17, 2014. In addition, First Financial’s balance sheet and capital were adjusted for the impact from the redemption of $20.0 million in its outstanding Series A preferred stock, all of which was issued in the Troubled Assets Relief Program, which will be redeemed at or promptly following closing of the acquisition for approximately $12.3 million, plus accrued but unpaid interest, which would result in a $7.7 million gain to common equity.

Selected Transaction Analysis.  As part of its analysis, Sterne Agee reviewed the financial performance of selling institutions and the pricing multiples paid to selling institutions in selected bank acquisitions. Sterne Agee compared the financial data to First Financial’s financial performance and the transaction multiples being paid by Community for First Financial. Specifically, Sterne Agee reviewed certain information relating to nationwide bank and thrift sale transactions announced and completed or pending from January 1, 2012 to April 18, 2014 involving sellers with total assets between $500 million and $1 billion, a tangible equity ratio equal to or less than 10%, and nonperforming assets from 3 percent to 10 percent of total assets. Twelve transactions met the transaction criterion:

Acquiror:	Acquired Company:
Chemical Financial Corp.	Northwestern Bancorp
Huntington Bancshares Inc.	Camco Financial Corp.
Simmons First National Corp.	Metropolitan National Bank
First Citizens BancShares Inc.	1st Financial Services Corp.
Ameris Bancorp	Prosperity Banking Company
F.N.B. Corp.	PVF Capital Corp.
Crescent Financial Bancshares	ECB Bancorp. Inc.
SCBT Financial Corp.	Savannah Bancorp Inc.
Equity Bancshares Inc.	First Community Bancshares Inc.

Acquiror:	Acquired Company:
WashingtonFirst Bankshares Inc.	Alliance Bankshares Corp.
Washington Federal Inc.	South Valley Bancorp Inc.
Old National Bancorp	Indiana Community Bancorp

Sterne Agee calculated the median values for the following relevant transaction ratios:

•	the multiple of the share exchange consideration to the acquired company’s tangible book value;
•	the multiple of the share exchange consideration to the acquired company’s total assets;
•	the multiple of the share exchange consideration to the acquired company’ total deposits;
•	the multiple of the share exchange consideration to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; and
•	the premium paid on tangible common equity to the acquired company’s core deposits (total deposits less time deposits greater than $100,000).

Sterne Agee used the median values of these multiples to estimate an implied transaction value involving First Financial. These values and the corresponding multiples were then compared to the value of the consideration expressed in the share exchange agreement and plan of share exchange. In calculating the multiples for the share exchange, Sterne Agee used total assets, total deposits, and tangible equity as of December 31, 2013 and the last twelve months (LTM) net income as of December 31, 2013, for First Financial. The following table highlights the results of this analysis comparing the multiples based on the share exchange agreement versus the implied multiples to be paid by Community based on the median values of the comparable group’s transaction multiples.

Transaction Pricing Metrics	Comparable Transactions	CBIN/FFKY Transaction
		High-End of Range(1)	Low-End of Range(2)
Implied Aggregate Value	$60.7mm	$17.9mm	$14.7mm
Price/Tangible Book Value(3)	95.8%	87.1%	71.8%
Price/Assets Ratio(4)	6.9%	2.1%	1.7%
Price/Deposits(5)	7.5%	2.3%	1.9%
Core Deposit Premium(6)	1.02%	(0.91)%	(0.42)%
Price/LTM Earnings(7)	14.0x	24.1x	19.9x

(1)	Assumes no deal value adjustments at the estimated transaction close date.
(2)	Assumes a total deal value adjustment at the estimated transaction close date based on $3.0 million special assets shortfall.
(3)	Based on First Financial’s tangible common equity of $12.8 million as of December 31, 2013 adjusted for $7.7 million sale from the redemption of preferred stock.
(4)	Based on First Financial’s total assets of $858.6 million as of December 31, 2013.
(5)	Based on First Financial’s total deposits of $783.5 million as of December 31, 2013.
(6)	Based on First Financial’s core deposits of $635.9 million as of December 31, 2013. Tangible common equity adjusted for $7.7 million sale from the redemption of preferred stock.
(7)	Based on First Financial’s net income of $741 thousand during the last twelve month period ended December 31, 2013.

Discounted Cash Flow Analysis.  Sterne Agee utilized a discounted cash flow analysis to estimate a range of present value of after-tax cash flows that First Financial could contribute to Community through 2018 including cost savings. Sterne Agee relied on guidance from management to derive the projected after-tax cash flows for fiscal years 2014 to 2018. Sterne Agee assumed that First Financial would maintain a tangible common equity to tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings excess of what would need to be retained represented dividendable cash flows. The analysis assumed discount rates ranging from 11 percent to 14 percent and terminal multiples ranging from 12 times to 14 times fiscal year 2018 forecasted earnings. This analysis resulted in a range of value for First Financial from $31.6 million to $50.9 million. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of First Financial. The following table summarizes the range of values resulting from this analysis.

Discount Rate	Terminal Multiple
	12.0x	13.0x	14.0x
11.0%	$40.4	$45.6	$50.9
12.2%	$36.7	$41.7	$46.8
14.0%	$31.6	$36.3	$41.0

Pro Forma Impact Analysis.  Sterne Agee analyzed the potential pro forma effect of the share exchange, assuming the share exchange is completed, and the issuance of 1,120,950 shares of Community common stock to be issued at closing to investors that would result in net proceeds of approximately $23.6 million, based on Community’s 20 trading day average stock price of $22.33, as of April 17, 2014, assuming no exchange ratio adjustments. Assumptions were made regarding purchase accounting adjustments and other acquisition adjustment based on discussions with management of Community and First Financial to calculate the financial impact that the share exchange would have on certain projected financial results of Community. In the course of this analysis, Sterne Agee used earnings estimates for Community and First Financial for 2014 – 2018 provided by management. This analysis indicated that the share exchange is expected to be immediately accretive to 2015 and 2016 estimated earnings, including the impact of the shares issued in the offering, and the pro forma entity would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Community following the share exchange will vary from the projected results, and variations may be material.

Relationships.  In the ordinary course of its business as a broker-dealer, Sterne Agee may, from time to time, purchase securities from, and sell securities to Community, First Financial or their respective affiliates. Sterne Agee may also from time to time have a long or short position in, and buy or sell, debt or equity securities of Community, First Financial or its affiliates for its own account and for the accounts of its customers. To the extent that Sterne Agee held any such position for its own account, it was disclosed to Community.

Sterne Agee has acted exclusively for the board of directors of Community in rendering this opinion in connection with the share exchange and will receive a fee from Community for its services. Sterne Agee has also acted as an advisor on the transaction and a portion of its fee is contingent on its successful completion. Sterne Agee has also acted as placement agent on Community’s private placement of common stock and its fee is contingent on the completion of the transaction.

Sterne Agee was paid a management fee of $25,000 and a fairness opinion fee of $100,000 upon advising the board of directors of Community that it was prepared to render the fairness opinion, regardless of the conclusions set forth in the opinion. Upon the successful completion of the share exchange, Sterne Agee is also entitled to a success fee of $475,000, reduced by any fee paid to Sterne Agee in connection with the fairness opinion. In addition, Sterne Agee is entitled to a placement fee in an amount equal to 5.0% of any and all capital generated from the sale of securities in the private placement. Community has agreed to reimburse Sterne Agee for reasonable and customary out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, and to indemnify against certain liabilities, including liabilities under the federal securities laws. Other than services provided to Community in connection with the share exchange and private placement, Sterne Agee has not provided investment banking and financial advisory services to Community or First Financial in the past two years.

Merger of Holding Companies and Banks

The share exchange agreement provides that immediately following the share exchange, (a) First Financial will be merged into Community which will be the surviving entity and First Financial will cease to exist, and (b) First Federal Savings Bank will be merged into Your Community Bank which will be the surviving entity and First Federal Savings Bank will cease to exist. Following the merger, the main and branch banking offices of First Federal Savings Bank will be operated as branch banking offices of Your Community Bank.

Community Board of Directors Following Completion of the Share Exchange

Following the share exchange and mergers, the current directors of Community and Your Community Bank will continue to serve unchanged except that under the share exchange agreement, Community has agreed to (a) add one current director of First Financial to Community’s board of directors and (b) add one current director of First Financial to Your Community Bank’s board of directors. Each of these directors will serve until the next annual meeting of Community or Your Community Bank, as applicable. Further, Community has agreed to take reasonable action to nominate these two individuals for election for one regular term at the next applicable annual meeting. The other First Financial directors will cease to serve as directors immediately following the share exchange.

Public Trading Markets

Community common stock is traded on the NASDAQ Capital Market under the symbol “CBIN.” The newly issued Community common stock issuable pursuant to the share exchange agreement will be listed on the NASDAQ Capital Market.

First Financial common stock is currently traded on the NASDAQ Global Market under the symbol “FFKY.”

Dissenters’ Rights

Under Kentucky law, a First Financial shareholder entitled to vote on the share exchange may dissent and obtain payment of the fair value of his or her shares if the First Financial shareholders approve the share exchange proposal, the Community shareholders approve the stock issuance proposal and the share exchange is consummated. Generally, dissenters’ rights are a shareholder’s sole remedy for objecting to the share exchange. The following summary is not intended to and does not constitute a complete statement or summary of each provision of the Kentucky Revised Statutes relating to the rights of dissenting shareholders and is qualified in its entirety by reference to Subtitle 13 of the Kentucky Business Corporation Act, which is attached as Appendix “B” to this joint proxy statement-prospectus. Accordingly, we urge any holder of First Financial common stock considering the exercise of his or her right to dissent from the share exchange to review Appendix “B” carefully and to consult with his or her own legal counsel. Each step must be taken in strict compliance with the applicable provisions of the statutes in order for a holder of First Financial common stock to perfect dissenters’ rights.

Perfecting Dissenters’ Rights.  First Financial shareholders, including KSOP participants, have dissenters’ rights regarding the share exchange. If you, as a First Financial shareholder, wish to exercise your dissenters’ rights, then you MUST do the following

1)	Written Notice*. Send written notice to First Financial BEFORE the First Financial shareholder meeting.
•	In the written notice you must state your intent to demand payment for your shares of First Financial common stock if the share exchange is approved.
•	The written notice must be sent to First Financial Service Corporation, 2323 Ring Road, Elizabethtown, Kentucky 42702-5006; Attention: Janelle Poppe, Corporate Secretary.

*	A KSOP participant wishing to exercise dissenters’ rights must check the box on their proxy card to direct the KSOP trustee to exercise dissenters’ rights for their KSOP shares and return the KSOP proxy card to Broadridge Financial Solutions, Inc. no later than December 12, 2014 at 5:00 p.m., Eastern time. Broadridge will notify the KSOP trustees of the participants who desire to exercise dissenters’ rights. The KSOP trustee will then notify First Financial of the intent to demand payment for the participant’s shares allocated to his or her KSOP account if the share exchange is consummated.

2)	Voting at Shareholder Meeting. Additionally, you CANNOT vote “FOR” the share exchange at the First Financial shareholder meeting. If you return a signed proxy without voting instructions or with instructions to vote “FOR” the share exchange proposal, your shares will be automatically voted in favor of the share exchange proposal, which will terminate your right to dissent.

If you do not comply with the two steps above, you will forfeit your right to dissent and receive the fair value of your shares in cash.

If you assert and perfect your dissenters’ rights as described above, you will not receive the share exchange consideration but will be entitled to receive the “fair value” of your shares of First Financial stock in cash as determined in accordance with the Kentucky Business Corporation Act.

Dissenters’ Notice.  If the share exchange is approved and if you followed the 2-steps above, then First Financial or Community will send you a written notice explaining the additional procedures you must take in order to receive payment. This notice will be sent to you within 10 days following the First Financial shareholder meeting. The dissenters’ notice will (a) state where the shareholder must send a demand for payment and where and when his or her share certificates must be deposited; (b) enclose a form for demanding payment to be completed by the dissenter and returned to either First Financial or Community, which form will require the shareholder to certify whether or not he or she beneficially owned the shares prior to April 22, 2014 (the date of the first announcement to the public of the share exchange); (c) establish the date (not less than 30 nor more than 60 days after the delivery of the dissenters’ notice) by which First Financial or Community must receive the demand for payment from the shareholder; and (d) enclose a copy of Subtitle 13 of the Kentucky Business Corporation Act. After a shareholder receives the dissenters’ notice, he or she must deliver the demand for payment and deposit his or her shares in accordance with the dissenters’ notice or he or she will no longer be entitled to payment under Subtitle 13 and will instead receive the appropriate share exchange consideration under the share exchange agreement.

Payment by Community.  Following the share exchange and upon its receipt of a properly executed and completed demand for payment, accompanied by such shareholder’s share certificates, Community will send payment to each dissenting shareholder of the amount Community estimates to be the fair value of the dissenter’s shares as of the day before the date of the First Financial special meeting, excluding any appreciation or depreciation in anticipation of the share exchange (unless exclusion would be inequitable), and accrued interest as required by the Kentucky Business Corporation Act. The payment will be accompanied by a statement of Community’s estimate of the fair value of the shares, an explanation of how interest was calculated along with the balance sheet of First Financial as of the end of the most recent fiscal year, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements. In addition, the dissenter will be informed of his or her right to demand payment according to the dissenter’s own estimate of the fair value of such shares.

Neither First Financial nor Community is required to send payment as described above to a dissenter who was not a beneficial owner of the shares prior to April 22, 2014 (the time of the first public announcement of the share exchange), but rather may offer to purchase the shares based on Community’s estimate of their fair value. Any such owner must either accept that amount in full satisfaction or proceed with the exercise of his dissenters’ rights.

Procedure if Shareholder Is Dissatisfied with Payment.  Within 30 days after Community has delivered payment based upon its estimate of fair value, a dissenting shareholder may notify Community of his or her own estimate of the fair value of the shares and demand payment of the balance due under such shareholder’s estimate.

If an agreement is not reached as to the fair value of the shares, Community must file a petition in the Circuit Court of Hardin County, Kentucky, within 60 days after receiving the dissenter’s payment demand for the balance due such shareholder under his or her estimate of fair value. The petition must request the court to determine the fair value of the shares and the accrued interest. If Community fails to institute such a proceeding, it will be required to pay each dissenter whose demand remains unsettled the amount demanded.

Litigation.  Each dissenting shareholder who is a party to the proceeding is entitled to the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds any amount paid by Community. In an appraisal proceeding, the Hardin County Circuit Court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess costs against Community, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows: (i) against Community and in favor of any of the dissenters if the court finds Community did not substantially comply with the statutory requirements set forth in Subtitle 13 of the Kentucky Business Corporation Act; or (ii) against a dissenter or against Community, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Subtitle 13 of the Kentucky Business Corporation Act. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against Community, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenters who benefited.

If Share Exchange Is Not Consummated.  If for whatever reason the share exchange is not consummated within 60 days after the deadline for demanding payment and depositing certificates, First Financial must return all deposited shares. If First Financial fails to do so, a dissenter may nevertheless proceed with the exercise of his or hers dissenters’ rights, and First Financial will have no further right to terminate dissenters’ rights by returning deposited shares.

Dissent by Nominees and Beneficial Owners.  A record shareholder may dissent as to less than all of the shares registered in his or her name only if the shareholder dissents with respect to all of the shares beneficially owned by any one person and notifies First Financial in writing of the name and address of each person on whose behalf the shareholder is asserting dissenters’ rights. In that event, the dissenters’ rights process will operate as if the shares as to which the shareholder has dissented and the shareholder’s other shares were registered in the names of different shareholders.

A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if he or she submits to First Financial the record shareholder’s written consent to the dissent no later than the time the beneficial shareholder asserts dissenters’ rights, and dissents as to all shares of which he is the beneficial owner or over which he has the power to direct the vote.

YOU SHOULD BE AWARE THAT FAILURE TO PROCEED IN ACCORDANCE WITH THE PROVISIONS OF SUBCHAPTER 13 OF THE KENTUCKY BUSINESS CORPORATION ACT WILL RESULT IN A LOSS OF ALL DISSENTERS’ RIGHTS AND RESULT IN YOUR BEING BOUND BY THE AGREEMENT AND PLAN OF SHARE EXCHANGE, AS AMENDED.

Regulatory Approvals Required for the Share Exchange

Federal Reserve Board.  The Federal Reserve Board must approve the share exchange and merger of the holding companies before those transactions can be completed. Community and First Financial must then wait at least 15 days, or 30 days depending on the applicable U.S. Department of Justice review period, after the date of Federal Reserve Board approval before they may complete the share exchange and merger. During this waiting period, the U.S. Department of Justice may object to the share exchange on antitrust grounds. Community filed an application for approval of the share exchange with the Federal Reserve Board on June 16, 2014. In reviewing that application, the Federal Reserve Board is required to consider the following:

•	competitive factors, such as whether the share exchange and merger will result in a monopoly in the applicable banking markets or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the share exchange’s and merger’s anticompetitive effects or restraints on trade; and
•	banking and community factors, which includes an evaluation of:
♦	the financial and managerial resources of Community, including its subsidiaries, and of First Financial, and the effect of the proposed transaction on these resources;
♦	management expertise;

♦	internal control and risk management systems;
♦	the capital of Community;
♦	the convenience and needs of the communities to be served; and
♦	the effectiveness of Community and First Financial in combating money laundering activities.

The application process includes publication and opportunity for comment by the public. The Federal Reserve Board may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended, and its compliance with consumer protection laws.

Other Regulatory Approvals. FDIC.  The merger of the banks requires the approval of the FDIC. Community filed an application for approval of the bank merger with the FDIC on June 16, 2014. In evaluating the bank merger, the FDIC must consider:

•	competitive factors, such as whether the share exchange and merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the share exchange’s and merger’s anticompetitive effects or restraints on trade;
•	banking and community factors, which includes an evaluation of:
♦	the financial and managerial resources of Community, including its subsidiaries, and of First Financial, and the effect of the proposed transaction on these resources;
♦	future prospects of the existing banks and of Community if the merger occurs;
♦	the convenience and needs of the communities to be served;
♦	the risk to the stability of the United States banking system;
♦	each institution’s performance under the Community Reinvestment Act of 1977, as amended; and
♦	the effectiveness of Community and First Financial in combating money laundering activities; and
•	whether the combined bank will control more than 10 percent of the total amount of deposits of insured depository institutions in the United States.

The application process includes publication and opportunity for comment by the public. The FDIC may receive, and must consider, properly filed comments and protests from community groups and others.

Indiana Department of Financial Institutions.  The share exchange and mergers of both the holding companies and banks requires the approval of the Indiana Department of Financial Institutions. Community filed an application for approval of the share exchange and bank mergers with the Department on July 3, 2014. In evaluating the share exchange and mergers, the Indiana Department must consider:

•	whether Your Community Bank and First Federal Savings Bank are each operated in a safe, sound and prudent manner;
•	whether the financial condition of Community or any of its affiliates will jeopardize the financial stability of First Financial or First Federal Savings Bank and vice versa;
•	whether the transactions will result in a bank that has inadequate capital, unsatisfactory management or poor earnings prospects;
•	whether Your Community Bank has provided adequate and appropriate services, including services contemplated by the Community Reinvestment Act, to the communities in which Your Community Bank is located;

•	whether Community proposes to provide adequate and appropriate services, including services contemplated by the Community Reinvestment Act, to the communities served by First Financial and First Federal Savings Bank;
•	whether the management or other principals of the proposed combined companies are qualified by character and financial responsibility to control and operate in a legal and proper manner First Financial and First Federal Savings Bank;
•	whether the combined companies will better serve the interests of depositors, creditors, shareholders and other interested parties generally than if the companies remain separate entities;
•	whether Community and First Financial each furnishes all the information the Department requires in reaching its decision; and
•	if the Department holds a hearing, a finding that the terms and conditions of the transactions and of the issuance and exchange of Community common stock for First Financial common stock are or are not fair and reasonable to the shareholders of First Financial.

SEC.  The Community common stock to be issued in exchange for First Financial common stock in the share exchange has been registered with the SEC. The transaction also will be registered with such state securities regulators as may be required.

NASDAQ.  The Community common stock to be issued in exchange for First Financial common stock in the share exchange will be listed on the NASDAQ Capital Market. Community’s common stock is already listed on the NASDAQ Capital Market. Community will provide NASDAQ with the required notice to list the shares issued as stock consideration in the share exchange as required by its Marketplace Rules.

Other Governing Bodies.  In connection with or as a result of the share exchange and mergers, Community or First Financial may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both of them may be subject.

Status and Effect of Approvals.  All regulatory applications and notices required to be filed prior to the share exchange and mergers have been filed or will be timely filed before the share exchange and mergers. Community and First Financial contemplate that they will complete the share exchange on December 22, 2014, or as soon thereafter as is practicable, assuming all required approvals are received.

Community and First Financial believe that the proposed share exchange is compatible with the regulatory requirements described in the preceding paragraphs. However, we cannot assure you that we will be able to comply with any required nonstandard conditions of regulatory authorities or that compliance or noncompliance with any such conditions would not have adverse consequences for the combined company after the share exchange.

While Community and First Financial believe that the requisite regulatory approvals for the share exchange and mergers will be obtained, we can give you no assurance regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging those approvals or otherwise. Similarly, we cannot assure you that the Indiana or Kentucky attorney generals or another regulatory authority will not attempt to challenge the share exchange and mergers on antitrust grounds or for other reasons, or, if such a challenge is made, project the result thereof. The share exchange is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the share exchange.

We are not aware of any regulatory approvals that would be required for completion of the transactions contemplated by the share exchange agreement other than as described above. Should any other approvals be required, those approvals would be sought, but we cannot assure you that they will be obtained.

INTERESTS OF FIRST FINANCIAL DIRECTORS AND CERTAIN
EXECUTIVE OFFICERS IN THE SHARE EXCHANGE

In considering the recommendation of the First Financial board of directors that you vote to approve the share exchange proposal on substantially the terms set forth in the share exchange agreement, you should be aware that some of First Financial’s directors and executive officers have interests in the share exchange and have arrangements that are different from, or are in addition to, those of First Financial’s shareholders generally. The First Financial board was aware of these interests and considered them, among other matters, in reaching its decision to approve the share exchange agreement and recommend that you vote in favor of approving the share exchange proposal.

Community and Your Community Bank Board Seats.  The share exchange agreement provides that Community will appoint, after consultation with First Financial and immediately after the share exchange, one current director of First Financial to the Community board of directors, and one current director of First Financial to the board of directors of Your Community Bank. In addition, Community agreed to take all action necessary to nominate the First Financial director appointed to Community’s board for election to a regular term at the next annual meeting of Community’s shareholders. Community also agreed to use all reasonable efforts to arrange for the First Financial director sitting on the board of Your Community Bank to be appointed to a regular term at the next annual meeting of Your Community Bank.

The First Financial director appointed to Community’s board will receive a $1,000 monthly retainer fee and $250 for each committee meeting that he attends (or $350 if the director chairs a committee). However, Community directors cannot receive more than a total of $250 (or $350, if the director chairs a committee) for all of the committee meetings attended on the same day, including those of affiliated companies. The First Financial director appointed to Your Community Bank’s board will receive $700 per month for attending each regularly scheduled bank board meeting and a fee of $250 for attending each committee meeting (or $350, if the director chairs a committee). No fees are paid for attendance at special Your Community Bank board meetings. The respective boards of Community and Your Community Bank have the authority to change the compensation paid to their directors.

First Financial Director and Officer Indemnification and Insurance.  Community has agreed to indemnify each present and former director, officer and employee of First Financial (when acting in such capacity) against any costs or expenses incurred in legal proceedings arising out of matters existing or occurring at or before the share exchange to the fullest extent permitted by law and to which such person would be entitled to indemnification under First Financial’s articles of incorporation and bylaws.

Change in Control Agreements.  Four executive officers of First Financial — Anne Moran, Frank Perez, Dann Small, and Rob Whartenby — have change in control agreements with First Financial. The share exchange will constitute a change in control under these agreements. Each of them will be entitled to receive a lump sum payment equal to one year of base salary if the executive’s employment with First Financial is involuntarily terminated without cause, or if the executive terminates employment for good reason, within 30 days before or 180 days after the share exchange. The executive will not be entitled to the severance benefit if the executive accepts a comparable position from Community or its affiliates, or if the executive is offered but fails to accept a comparable position from Community or its affiliates. In addition, First Financial has no obligation to make the change in control payment unless First Financial can make the certifications as to the executive’s conduct required by banking regulations governing parachute payments, and that payment is approved by the FDIC. The executive must return any portion of the change in control payment if it is subsequently determined that the executive is substantially responsible for, or has violated the respective acts or omissions, conditions, or offenses outlined under banking regulations governing parachute payments.

The change in control agreements define “good reason” to mean one or more of the following conditions arising without the consent of the executive employee, and which is not cured within 30 days:

•	a material diminution in employee’s base compensation;
•	a material diminution in employee’s authority, duties or responsibilities;

•	a material diminution in the authority, duties or responsibilities of the supervisor to whom employee is required to report, including a requirement that employee report to a corporate officer or employee instead of reporting directly to the board of directors;
•	a material diminution in the budget over which employee retains authority;
•	a material change in the geographic location at which employee must perform his or her services; or
•	any other action or inaction that constitutes a material breach by First Financial of the agreement.

In each case, the executive must give First Financial (or Community) notice of the condition within 90 days of the initial existence of the condition, and the termination of employment must occur within six months following the initial existence of the applicable condition.

For purposes of these change in control agreements and the disclosure of financial interests of First Financial’s executive officers, we have assumed that (a) none of the named executive officers who have change in control agreements have been offered comparable employment with Community or any of its affiliates, or (b) if offered employment, the employment has been or will be terminated for good cause. As a result, the share exchange triggers the payment obligations under the change in control agreements.

Consulting Agreement with Mr. Schreacke.  Gregory S. Schreacke, President of First Financial, has agreed to enter into a consulting agreement with Community for a one-year period after the closing of the share exchange. Mr. Schreacke’s consulting services will include supporting the merger activities and transition of operations and also assisting with relations with former shareholders, depositors and borrowers of First Financial or First Federal Savings Bank. In exchange for the consulting services, Community would pay Mr. Schreacke $250,000 in two equal installments of $125,000 each. The first installment will be due at the closing of the share exchange and the second installment will be due 90 days thereafter.

Acceleration of Vesting of Restricted Stock Awards and Stock Options.  Under the terms of First Financial’s 2006 Stock Incentive Plan that First Financial’s shareholders have approved, all outstanding options to purchase shares of First Financial common stock that were not already exercisable become exercisable and the transfer restrictions on restricted stock lapse in the event of a change of control. The events constituting a change of control under 2006 Stock Incentive Plan include, among other things:

•	shareholders approve a definitive agreement to merge First Financial with or into another company (except if First Financial’s voting securities outstanding immediately prior to the transaction continue to represent more than 50% of the combined voting power of the voting securities of the surviving entity outstanding immediately after the transaction) or to sell or otherwise transfer all or substantially all of the company’s assets or to adopt a plan of liquidation; or
•	First Financial enters into an agreement, the consummation of which would result in the occurrence of a change of control.

Accordingly, all outstanding options to purchase shares of First Financial common stock that were not already exercisable became exercisable on April 21, 2014, when First Financial and Community entered into the share exchange agreement. Likewise, the transfer restrictions on the shares of First Financial restricted stock then outstanding terminated on that date.

The directors of First Financial other than Mr. Schreacke each received 8,310 shares of First Financial restricted stock awarded automatically upon their election at the May 21, 2014 annual meeting of First Financial shareholders, as provided by First Financial’s pre-existing equity program for its non-employee directors under the 2006 Stock Incentive Plan. The transfer restrictions on these shares of restricted stock will terminate if and when the share exchange proposal is approved by First Financial shareholders. Shares of First Financial common stock that were originally issued as restricted stock awards will be converted into Community common stock in the share exchange based on the exchange ratio.

Payment for Stock Options.  In the event of a change of control, First Financial’s 2006 Stock Incentive Plan authorizes First Financial’s board of directors to allow option holders to receive, in lieu of the exercise of an option, a cash payment in an amount equal to the difference between the exercise price of the option and the aggregate fair market value of the shares of First Financial common stock covered by the option.

In the share exchange, holders of options to purchase First Financial common stock will be entitled to receive a cash payment as provided in agreements between First Financial and the holders. For this purpose, First Financial common stock will valued at an amount equal to the closing trading price of Community common stock on the business day before the share exchange, multiplied by the exchange ratio. If the First Financial common stock value is greater than the exercise price of the option, the option holder will receive a cash payment equal to the difference, and the option will be cancelled. If the First Financial common stock value is less than or equal to the exercise price of the option, the option holder will receive a nominal cash payment in consideration of the cancellation of the option. Options that are exercised before the share exchange will be converted into Community common stock in the share exchange based on the exchange ratio.

Share Exchange-Related Compensation for First Financial’s Named Executive Officers.  The following table and the related footnotes provide information about the compensation to be paid to First Financial’s named executive officers that is based on or otherwise relates to the share exchange. Certain compensation shown in this table and described in these footnotes is the subject of a non-binding, advisory vote, of the First Financial shareholders at the First Financial special meeting, as described in “Proposals Submitted To First Financial Shareholders — Proposal No. 2: Non-binding Advisory Vote Approving Compensation.” Shareholders will be voting to approve the compensation of the named executive officers with respect to the accelerated vesting of their stock options and restricted stock and their change in control agreements. The figures in the table are estimated based on compensation levels as of the date of this joint proxy statement-prospectus and an assumed effective date of December 22, 2014 for the share exchange. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that may occur before the completion of the share exchange. As a result of the assumptions set forth below, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash(1)		Equity(2)	Total
Gregory Schreacke	$250,000	(3)	$194,991	$444,991
Frank Perez	206,000		49,710	255,710
Robert Whartenby	209,100		29,279	238,379
Dann Small	163,800		29,253	193,053
Anne Moran	158,538		52,941	211,479

(1)	Assumes that each officer will qualify for payment under the terms of his or her change in control agreement described above under “Change in Control Agreements.”
(2)	Reflects the amounts attributable to the acceleration of vesting of restricted stock awards and in-the-money stock options and payments made in consideration of cancelation of all other options.
(3)	Mr. Schreacke does not have a change in control agreement; however, he will receive $250,000 from Community under a one-year consulting agreement.

	Restricted Stock Awards		Option Awards			All Other Canceled Awards
Name	No. of Shares of Restricted Stock with Accelerated Vesting (#)	Dollar Value of Shares of Stock with Accelerated Vesting ($)(a)	No. of In-the-Money Options with Accelerated Vesting (#)	Option Exercise Price ($)	Dollar Value of Accelerated In-the-Money Options ($)(b)	No. of Options Canceled (#)(c)	Payment made to Cancel Options ($)(d)
Gregory Schreacke	5,750	$19,645
	20,500	70,038	15,000	$1.53	$35,573	25,000	$7,897
	18,100	61,838
Frank Perez	8,000	27,332	16,000	3.10	12,824	—	—
			9,000	2.84	9,554
Robert Whartenby	5,400	18,449	20,000	3.36	10,830	—	—
Dann Small	4,200	14,349	8,000	3.10	6,412	—	—
			8,000	2.84	8,492
Anne Moran	4,000	13,666	6,000	1.53	35,816	40,000	3,459
			8,000	2.84	8,492

(a)	Each share of First Financial common stock will be exchanged into 0.153 shares of Community common stock, subject to certain adjustments. We have assumed for purposes of the above table only that no adjustments will be made to the exchange ratio and a $22.33 value per share based upon the terms of the share exchange agreement.
(b)	The value of each accelerated stock option was computed using the market value of $25.50 per share of Community common stock, multiplied by the 0.153 exchange ratio, less the exercise price of the option. For purposes of this table, the market value of $25.50 per share of Community common stock was based on the closing price of a share of Community common stock on the NASDAQ Capital Market over the first five business days following the first public announcement of the share exchange, which occurred on April 22, 2014.

The share exchange agreement provides that in-the-money options to purchase First Financial common stock will be cancelled in the share exchange in exchange for cash. In-the-money options are assumed to be cancelled at a price equal to $3.61 per option less the exercise price of the option. To determine whether the value of shares of First Financial common stock underlying options exceeds the option exercise price (and are therefore in-the-money), First Financial common stock will valued at an amount equal to the closing trading price of Community common stock on the business day before the share exchange, multiplied by the exchange ratio. If the trading price of Community common stock increases before the date of the share exchange, more of the options held by the named executive officers may become in-the-money.

(c)	This includes in-the-money and out-of-the money options but does not include in-the-money options that accelerated when the parties entered into the share exchange agreement. Those are reflected in the previous columns of this table.
(d)	First Financial has entered into agreements with option holders relating to the cancellation of their options in the share exchange. The agreements provide that options which are not in-the-money immediately before the share exchange will be cancelled for a cash payment. The payment for out-of-the-money options with an exercise price of $4.07 per share is $0.32 per share. The payment for all other out-of-the-money options is a de minimus payment of 1¢ per share.

Share Exchange-Related Compensation for First Financial’s Directors.  Each of the nine non-employee directors received 8,310 shares of First Financial restricted stock valued at $30,000 automatically upon election at the May 21, 2014 annual meeting of First Financial shareholders. The restrictions on the transfer of these shares will end (i.e., vest) if and when First Financial shareholders approve the share exchange proposal.

THE SHARE EXCHANGE AGREEMENT

This section of the joint proxy statement-prospectus describes certain terms of the share exchange agreement. It is not intended to include every term of the share exchange, but rather addresses only the significant aspects of the share exchange. This discussion is qualified in its entirety by reference to the share exchange agreement, which is attached as Appendix “A” to this joint proxy statement-prospectus and is incorporated herein by reference. We urge you to read the share exchange agreement as well as the discussion in this document carefully.

The parties amended the share exchange agreement on September 25, 2014 solely to reflect Community’s change of transfer agent.

General

If the shareholders of First Financial approve the share exchange proposal, the shareholders of Community approve the issuance of shares in the share exchange and private placement and the other conditions to the consummation of the share exchange are satisfied, Community will acquire First Financial pursuant to the share exchange. Community will exchange shares of Community common stock plus cash in lieu of issuing any fractional shares, for each outstanding share of First Financial common stock as to which dissenters’ rights have not been exercised and perfected. Each share of Community common stock issued and outstanding immediately prior to the effective date of the share exchange will remain issued and outstanding and unchanged as a result of the share exchange.

The transfer restrictions on each outstanding share of First Financial restricted stock will terminate upon approval of the share exchange proposal by First Financial shareholders. Each share that vests will receive the same consideration as a share of First Financial common stock.

What First Financial Shareholders Will Receive in the Share Exchange

Upon completion of the share exchange, each share of First Financial common stock will be exchanged into 0.153 shares of Community common stock, subject to adjustment. (We refer to this ratio, as it may be adjusted as the “exchange ratio.”) The exchange ratio may be adjusted downward in either or both of the following two circumstances.

•	Total Special Assets Gain Adjustment. The exchange ratio will decrease if First Financial has been unable to gain at least $3,000,000 through payoffs, paydowns or collateral enhancements on sixteen specifically identified loans and real estate holdings between April 21, 2014, and the tenth business day before the date of the share exchange. For each $114,762 by which First Financial’s gain falls short of $3,000,000, the exchange ratio will decrease by 0.001 shares of Community common stock, up to a maximum of 0.026 shares. First Financial has reported, and Community has confirmed, a total gain of $2,132,472 on the identified loans and real estate holdings from April 21, 2014 through September 12, 2014.
•	Consolidated Net Book Value Adjustment. The exchange ratio will decrease if First Financial’s Consolidated Net Book Value is less than $13,000,000 as of the tenth business day before date of the share exchange. The exchange ratio will decrease by 0.001 for each $114,762 by which First Financial’s Consolidated Net Book Value is less than $13,000,000. First Financial is not required to close on the share exchange if its Consolidated Net Book Value is less than $10,000,000. First Financial has reported a Consolidated Net Book Value of $15,664,200 at August 31, 2014. The final determination of Consolidated Net Book Value will be subject to confirmation by Community.

For purposes of the second potential adjustment, the term “Consolidated Net Book Value” means the unaudited consolidated net common shareholders’ equity per share of First Financial, determined in accordance with generally accepted accounting principles as of the Determination Date. However, Consolidated Net Book Value will not include any provision for loan and lease losses recorded by First Financial between December 31, 2013 and the Determination Date to reflect any losses on loans that are expected to be less than the amount allocated in the allowance for loan and lease losses for such loans. Such a provision would decrease the allowance for loan and lease losses and otherwise increase Consolidated Net Book Value. However, Consolidated Net Book Value will include a provision that reduces the allowance for loan and lease losses if that provision results from either (a) a payoff of one of certain identified loans for more than the specific allowance allocated for such loan as of December 31, 2013, or (b) an enhancement of the collateral securing such a loan which meets specific criteria, provided that the reduction of the specific allowance for the loan exceeds the loss actually incurred on the loan.

As of August 31, 2014, First Financial reported Consolidated Net Book Value of $15,664,000 and had realized a total gain of $2,132,472 on the identified loans and real estate holdings. Assuming those values remain in effect on the Determination Date, the exchange ratio would be 0.145 shares of Community Common stock for each share of First Financial common stock, and the aggregate value of the Community shares issued to First Financial shareholders in the share exchange would be $19,790,239, based on the $26.50 closing trading price of Community common stock on October 21, 2014.

The following table shows the range of hypothetical adjustments to the Exchange Ratio (the number of shares of Community common stock into which each share of First Financial common stock would be converted in the share exchange), and the aggregate value of the Community shares to be issued in the share exchange, based on (1) the minimum and maximum levels along with a mid-range level of the total special assets gain between April 21, 2014 and the Determination Date and (2) various levels of Consolidated Net Book Value as of the Determination Date. First Financial has the right to terminate the share exchange agreement and not close on the share exchange if its Consolidated Net Book Value is less than $10,000,000 on the Determination Date. The table ignores cash issued in lieu of fractional shares of Community common stock.

	Total Special Assets Gain
	$3,000,000 or more		$2,500,000		$2,132,472
Consolidated Net Book Value (in millions)	Exchange Ratio	Aggregate Value(1)	Exchange Ratio	Aggregate Value(1)	Exchange Ratio	Aggregate Value(1)
$13 or more	0.153	$20,882,114	0.149	$20,336,177	0.145	$19,790,239
12	0.144	$19,653,755	0.140	$19,107,817	0.136	$18,561,879
11	0.136	$18,561,879	0.131	$17,879,457	0.128	$17,470,004
10*	0.127	$17,333,520	0.123	$16,787,582	0.119	$16,241,644
5*	0.092	$12,556,565	0.088	$12,010,628	0.084	$11,464,690
0*	0.040	$5,459,376	0.035	$4,776,954	0.032	$4,367,501

*	First Financial has the right to terminate the share exchange agreement and not close on the share exchange if its Consolidated Net Book Value is less than $10,000,000 on the Determination Date.
(1)	Based on 5,150,355 First Financial shares outstanding and the $26.50 closing trading price of Community common stock on October 21, 2014.

Series A Preferred Stock

First Financial has outstanding 20,000 shares of Series A preferred stock. On April 29, 2013, the U.S. Treasury sold First Financial’s Series A preferred stock to six funds in an auction. If the share exchange occurs, Community intends to purchase the shares of Series A preferred stock from the holders as follows:

•	If the share exchange occurs, Community will purchase 14,791 shares of Series A preferred stock from EJF Capital LLC for a purchase price of $480 per share plus accrued but unpaid dividends pursuant to an agreement between EJF Capital and First Financial. In June 2012, the U.S. Treasury notified First Financial that it intended to sell First Financial’s preferred stock in a public auction, and invited First Financial to submit a bid to purchase the Series A preferred stock and opt out of the auction. The First Financial board elected to pursue this opportunity, and engaged an investment banking firm to assist in selecting an institutional investor to submit a bid to purchase the Series A preferred stock as First Financial’s “designated bidder.” First Financial entered into an agreement with EJF Capital to submit a proposal to purchase the Series A preferred stock at a discount to its face value. The agreement also gave First Financial an opportunity, if the U.S. Treasury accepted the proposal, to repurchase the Series A preferred stock from EJF at substantially less than the total of face value and unpaid interest. Although First Financial submitted the bid with EJF in August 2012,

U.S. Treasury ultimately elected to sell the Series A preferred stock in a public auction in April 2013. In the auction, EJF affiliates purchased 14,791 shares of Series A preferred stock at a discount to its liquidation value. First Financial and EJF Capital amended their original agreement to modify the terms on which First Financial could repurchase the EJF affiliates’ Series A preferred stock at a discount to face value upon certain events, including a change of control. The share exchange qualifies as a change in control under the Letter Agreement with EJF Capital permitting the repurchase of the 14,791 shares held by EJF affiliates for $480 per share plus accrued but unpaid dividends.
•	Of the remaining First Financial Series A preferred stock, 3,309 shares of Series A preferred stock are held by the following three affiliated companies: JAM Special Opportunities Fund III, LP, Investure Global Equity (JAM) LLC and JAM Consolidation Fund, LP (collectively, “JAM”). In connection with its private placement, Community contacted JAM and finalized a subscription agreement dated April 21, 2014 in which JAM will purchase 200,000 shares of Community common stock. The subscription agreement provides that JAM will pay the same $22.33 per share purchase price for Community’s common stock as other investors in the private placement, but provides in lieu of an all cash purchase of $4,466,000, JAM will exchange all 3,309 shares of First Financial Series A preferred stock it holds at a price of $1,000 per share plus accrued and unpaid dividends at the time of closing (the “Preferred Stock Closing Price”). If the Preferred Stock Closing Price exceeds $4,466,000, then Community will pay the difference to JAM in cash and if the Preferred Stock Closing Price is less than $4,466,000, JAM will pay Community the balance. If the closing occurs on December 31, 2014, JAM would exchange the 3,309 shares of Series A preferred stock plus approximately $304,000 for 200,000 shares of Community common stock. Prior to entering the subscription agreement, Community did not have any relationship with JAM.
•	Community intends to redeem the remaining 1,900 shares of preferred stock outstanding within 45 days following the share exchange pursuant to the terms of the First Financial Series A preferred stock at a redemption price of $1,000 per share plus accrued but unpaid dividends.

Stock Options to Receive Cash Consideration

As of June 30, 2014, options to purchase 361,800 shares of First Financial common stock were outstanding, all of which are exercisable. In the share exchange, holders of options to purchase First Financial common stock will be entitled to receive a cash payment. For this purpose, First Financial common stock will valued at an amount equal to the closing trading price of Community common stock on the business day before the share exchange, multiplied by the exchange ratio. If the First Financial common stock value is greater than the exercise price of the option, the option holder will receive a cash payment equal to the difference, and the option will be cancelled. If the First Financial common stock value is less than or equal to the exercise price of the option, the option holder will receive a nominal cash payment in consideration of the cancellation of the option.

First Financial Warrant to Be Assumed

The U.S. Treasury holds an outstanding a warrant to purchase 215,983 shares of First Financial common stock for an exercise price of $13.89 per share. The warrant expires on January 9, 2019. According to its terms, the warrant will remain outstanding as a result of the share exchange, and will be assumed by Community when First Financial merges into Community. The number of shares for which the warrant can be exercised and the exercise price will also be adjusted to reflect the conversion of First Financial common stock into Community common stock at the exchange ratio. Assuming an exchange ratio of 0.153, the warrant would become exercisable for 33,046 shares of Community common stock for an exercise price of $90.78 per share.

Community Stock, Options and Warrants

Each share of Community common stock and preferred stock outstanding immediately prior to the share exchange will remain outstanding immediately following the share exchange.

All outstanding options and warrants to purchase Community common stock, and all restricted shares in Community common stock, outstanding immediately prior to the share exchange will remain outstanding and unchanged by the share exchange and vesting will not be accelerated by the share exchange.

No Fractional Shares

No fractional shares of Community common stock will be issued in connection with the share exchange. Instead, Community will make a cash payment without interest to each shareholder of First Financial who would otherwise receive a fractional share. The amount of the cash payment will be determined by multiplying (A) the fraction of a share of Community common stock otherwise issuable to such shareholder by (B) $22.33, rounded to the nearest cent.

Dissenters’ Rights

Holders of shares of First Financial common stock who properly elect to exercise the dissenters’ rights provided for in Subtitle 13 of the Kentucky Business Corporation Act will not have their shares of First Financial converted into the share exchange consideration. If a holder’s dissenters’ rights are lost or withdrawn, such holder will receive his or her pro rata portion of the share exchange consideration as all other shareholders. For more information, see “The Share Exchange — Dissenters’ Rights” on page 73.

Closing and Effective Time of the Share Exchange

The closing is to take place at 10:00 a.m., local New Albany, Indiana time, on the date which the share exchange becomes effective. If the share exchange is to become effective before 10:00 a.m., then the closing will be on the immediately preceding day. Community and First Financial may agree to a different closing date and time.

The share exchange will become effective at the time articles of share exchange that are filed in the Indiana Secretary of State’s and the Kentucky Secretary of State’s offices become effective. Community and First Financial have agreed to use reasonable efforts to cause the merger to become effective as soon as is reasonably practicable on the date (the “anticipated closing date”) that is 5 days following the last to occur of:

•	the effective date of the last required regulatory approval (taking into account any required waiting period after the approval);
•	the date on which the shareholders of Community approve the stock issuance proposal;
•	the date on which the shareholders of First Financial approve the share exchange proposal; and
•	the date on which all other conditions precedent to each party’s obligations under the share exchange agreement are either satisfied or waived.

The closing and effective time may be altered (1) by agreement of the chief executive officers of each of Community and First Financial, (2) if the share exchange agreement is terminated pursuant to its terms or (3) by Community choosing a later closing and effective time based on its evaluation of the application of Section 404 of the Sarbanes-Oxley Act of 2002 to Community.

Legal Effect of Share Exchange and Subsequent Mergers

At the time the share exchange is effective, all outstanding shares of First Financial common stock will be converted into the right to receive the share exchange consideration as described above or the consideration required by Subtitle 13 of the Kentucky Business Corporation Act to be paid to First Financial shareholders who properly perfect their dissenters’ rights. All outstanding shares of Community common stock will remain outstanding.

Share Exchange and Merger of Holding Companies

The share exchange agreement contemplates that immediately following the effective time of the share exchange, Community will cause First Financial to be merged with and into Community, and First Financial’s separate existence will cease while Community’s existence will continue. The articles of incorporation and bylaws of Community immediately prior to the share exchange will remain in effect following the share exchange.

The directors and officers of Community will remain unchanged following the share exchange, except that under the share exchange agreement, Community has agreed to appoint one current First Financial director to Community’s board of directors who will serve until the next annual meeting of Community’s shareholders. Community has agreed to consult with First Financial regarding this appointment and for the appointment to take effect immediately after the share exchange is effective. Community has agreed to take all action necessary to nominate such individual for election to a regular term on the Community board of directors at the next annual meeting of Community shareholders.

Merger of Banks

Similarly, the share exchange agreement contemplates that immediately following the share exchange and the merger of First Financial into Community, First Federal Savings Bank will be merged with and into Your Community Bank, and First Federal Savings Bank’s separate existence will cease while Your Community Bank’s existence will continue. The articles of incorporation and bylaws of Your Community Bank immediately prior to the merger will remain in effect following the merger.

The directors of Your Community Bank will remain unchanged following the merger, except that under the share exchange agreement, Community has agreed to appoint one current First Financial director to Your Community Bank’s board of directors who will serve until the next annual meeting of the Your Community Bank shareholder. Community has agreed to consult with First Financial regarding this appointment and for the appointment to take effect immediately after the share exchange is effective. Community has agreed to use all reasonable efforts to arrange for such person to sit for election to a regular term on the Your Community Bank board of directors at the next annual meeting of the shareholder of Your Community Bank.

The officers of Your Community Bank immediately prior to the merger will retain their offices. Some officers of First Federal Savings Bank are expected to be appointed as officers of Your Community Bank following the merger.

Exchange of Shares

Transfer Agent.  Community has appointed Broadridge Corporate Issuer Solutions, Inc., its registrar, as the exchange agent in the share exchange for Community common stock to be issued in the share exchange.

Exchange Fund.  Promptly following the effective time of the share exchange, Community will deposit with the exchange agent (a) certificates representing the number of shares of Community common stock issuable in exchange for outstanding shares of First Financial common stock and (b) sufficient funds to pay for any dividends or distributions with respect thereto. Community will make available to the exchange agent, as needed, cash sufficient to pay cash in lieu of fractional shares. The deposited certificates and any cash are known as the “exchange fund.” The exchange agent will, pursuant to irrevocable instructions of Community, deliver the Community common stock contemplated to be issued in the share exchange out of the exchange fund. The exchange fund may not be used for any other purpose.

The exchange agent will invest any cash included in the exchange fund, as directed by Community, in direct obligations of the U.S. Treasury (or money market funds backed or secured by obligations of the U.S. Treasury) or other investments with the consent of First Financial, on a daily basis. Any interest and other income resulting from such investments will be paid to Community.

Conversion of Shares.  The conversion of First Financial common stock into the right to receive the share exchange consideration will occur automatically at the completion of the share exchange.

As soon as reasonably practicable after the share exchange becomes effective, the exchange agent will mail to each former First Financial shareholder, (1) a letter of transmittal; and (2) instructions for use in surrendering First Financial stock certificates in exchange for the shareholder’s portion of Community common stock consideration. Shareholders must complete the letter of transmittal and send it to the exchange agent, together with their First Financial stock certificates. Upon receipt, the exchange agent will deliver, within five business days, the number of whole shares of Community common stock and cash for fractional shares, if any, to which the former First Financial shareholder is entitled under the share exchange agreement. The surrendered certificates will be canceled. In the event of a transfer of ownership of First Financial common stock that is not registered in the transfer records of First Financial, payment may be made to a person other than the person in whose name the stock certificate so surrendered is registered, if the stock certificate is properly endorsed or otherwise in proper form for transfer, and the person requesting such payment pays any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate.

Please do NOT send in your stock certificates with your proxy.  You should await further instruction from Community or the exchange agent following the share exchange.

First Financial Common Stock Has Limited Rights Following Share Exchange.  Until surrendered as contemplated by the share exchange agreement, each certificate of First Financial common stock will be deemed after the share exchange to represent only the right to receive upon surrender the portion of the Community common stock consideration and cash for fractional shares, if any, into which the shares of First Financial common stock have been converted.

No Interest.  No interest will be paid or accrued on any cash or stock payable upon surrender of any certificate.

No Dividends.  No dividends or other distributions with respect to Community common stock with a record date on or after the effective time of the share exchange will be paid to a former First Financial shareholder until the shareholder has duly surrendered his or her First Financial stock certificates.

Fractional Shares.  Likewise, no cash payment in lieu of fractional shares will be paid to a former First Financial shareholder until the shareholder has duly surrendered his or her First Financial stock certificate as required above.

Withholding.  Community and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any First Financial shareholder the amounts it is required to deduct and withhold under any applicable federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the share exchange agreement as having been paid to the shareholders from whom they were withheld.

Surrender of Certificates after Exchange Fund Terminated.  Any portion of the exchange fund that remains undistributed to the holders of First Financial common stock for six months after the share exchange will be returned to Community, upon its demand. Any holder of First Financial common stock who has not then complied with the exchange requirements may thereafter look only to Community for payment of its claim for a portion of the share exchange consideration and any applicable dividends or distributions with respect to any Community common stock with a record date after the share exchange, without any interest thereon.

Lost Certificate.  First Financial shareholders who cannot locate their stock certificates are urged to contact Registrar and Transfer Company as soon as possible and follow the procedure they explain to you for replacing your First Financial stock certificates. You can speak with someone in the Investors Relations department at Registrar and Transfer Company by calling (800) 368-5948. Alternatively, you can follow the instructions on Registrar and Transfer’s website at http://www.rtco.com. After pulling up the website, click on the tab “FAQ” (which is an abbreviation of “Frequently Asked Questions”) located at the top right hand corner of the screen. Then click on the question “How can I replace lost certificates?” You can also write to the following address:

Registrar and Transfer Company
Attn: Lost Certificate Department
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
http://www.rtco.com

First Financial will issue a new stock certificate to replace the lost certificate(s) only if the shareholder of First Financial signs an affidavit certifying that his or her certificate(s) cannot be located and containing an agreement to indemnify First Financial and Community against any claim that may be made against First Financial or Community by the owner of the certificate(s) alleged to have been lost or destroyed.

First Financial or Community may also require the shareholder to post a bond in an amount sufficient to support the shareholder’s agreement to indemnify First Financial and Community.

Representations and Warranties in the Share Exchange Agreement

Community and First Financial have made representations and warranties to each other as part of the share exchange agreement. First Financial’s representations and warranties are contained in Article 5 of the share exchange agreement and relate to, among other things:

•	its organization and authority to enter the share exchange agreement;
•	its capitalization, subsidiaries, liabilities and financial statements;
•	its regulatory reports and corporate records;
•	its loans, reserves and deposits;
•	its assets and investments;
•	absence of material changes affecting First Financial since December 31, 2013, unless otherwise disclosed;
•	its material compliance with laws, including securities laws;
•	environmental compliance of real estate it owns or leases;
•	its relations with its employees and the status of its employee benefit plans;
•	its material contracts;
•	pending and threatened litigation; and
•	its technology systems.

Community’s representations and warranties are contained in Article 6 of the share exchange agreement and relate to, among other things:

•	its organization and authority to enter the share exchange agreement;
•	its capitalization, subsidiaries, and financial statements;
•	absence of material changes affecting Community since December 31, 2013, unless otherwise disclosed;
•	its material compliance with certain laws, including securities laws;
•	pending and threatened litigation; and
•	that it is well-capitalized under bank holding company regulatory guidelines.

Conditions to the Share Exchange

The share exchange agreement contains a number of conditions that must be satisfied or waived (if they are waivable) to complete the share exchange. The conditions include, among other things:

•	obtaining all consents and approvals of, and filing all registrations and notifications with, all regulatory agencies required for closing the share exchange and completing the mergers, including approval of the Federal Reserve Board and the Indiana Department of Financial Institutions (see “The Share Exchange — Regulatory Approvals Required for the Share Exchange”);
•	each party will have obtained all non-regulatory consents required for closing the share exchange and completing the mergers, such as consents of third parties under contracts, where if the consent is not obtained it would be reasonably likely to have, individually or collectively, a material adverse effect on the party;
•	continued material accuracy as of the closing date of the representations and warranties set forth in the share exchange agreement and fulfillment in all material respects of the parties’ agreements and covenants set forth in the share exchange agreement;

•	no governmental agency or court will have taken any action which prohibits, restricts or makes illegal the closing of the share exchange and contemplated mergers;
•	the shareholders of Community and First Financial, as applicable, have approved the share exchange agreement and share exchange and issuance of additional shares of Community common stock, to the extent required by law, the rules of NASDAQ and the articles of incorporation and bylaws of Community and First Financial;
•	the registration statement of which this joint proxy statement-prospectus is a part becomes effective and no stop orders are issued with respect to it, no proceeding or investigation by the SEC to suspend the effectiveness of the registration statement is initiated and continuing, and all necessary approvals under Federal and state securities laws relating to the issuance or trading of the shares of Community common stock issuable in the share exchange are received;
•	the shares of Community common stock issuable in the share exchange are approved for listing on the NASDAQ Capital Market;
•	issuance of legal opinions by counsel for First Financial and Community related to the capitalization of their respective clients and the enforceability of the share exchange agreement against their clients;
•	each of the directors and executive officers of First Financial required to execute and deliver an affiliate agreement have executed and delivered their affiliate agreements (see “First Financial Special Meeting — Affiliate Agreements” at page 119);
•	all holders of in-the-money First Financial stock options have entered a contract reasonably satisfactory to Community to convert the options into the cash consideration contemplated by the share exchange agreement as of the effective time of the share exchange;
•	all other options or rights to purchase First Financial common stock are cancelled in a manner reasonably satisfactory to Community;
•	the letter agreement, dated July 25, 2012 (as amended as of May 3, 2013), by and between EJF Capital LLC and First Financial, is in full force and effect, without amendment, and permits redemption of 14,791 shares of First Financial Series A preferred stock for $480 per share, plus accrued but unpaid dividends, as of the effective time of the share exchange as part of the closing;
•	all notices and other actions required to be provided or taken by First Financial under the warrant for 215,983 shares of First Financial common stock with respect to the share exchange and contemplated mergers have been provided or taken in a timely manner;
•	there are no events, changes or occurrences after April 21, 2014, which have had, individually or in the aggregate, a material adverse effect on First Financial, First Federal Savings Bank or Community;
•	Community and Gregory S. Schreacke have entered into a consulting agreement in the form agreed to by Community and First Financial in connection with the share exchange agreement (see “Interests of First Financial Directors and Certain Executive Officers in the Share Exchange” at page 78; and
•	the First Financial board has received a written opinion from Keefe, Bruyette & Woods, Inc. or Professional Bank Services, Inc. to the effect that, subject to the terms, conditions, assumptions and qualifications set forth in such opinion, as of the date of the opinion, that the exchange ratio of 0.153 shares of Community common stock for each share of First Financial common stock in the share exchange is fair, from a financial viewpoint, to the First Financial shareholders.

The conditions to the share exchange are set forth in Article 9 of the share exchange agreement.

Waiver and Amendment

Nearly all of the conditions to completing the share exchange may be waived at any time by the party for whose benefit they were created. However, the share exchange agreement provides that the parties may not waive any condition that would result in the violation of any law or regulation. Also, the parties may amend or supplement the share exchange agreement at any time by written agreement. The parties’ boards of directors must approve any amendments. Any material change in the terms of the share exchange agreement after the special meetings may require a re-solicitation of votes from First Financial’s or Community’s shareholders with respect to the amendment.

Business of First Financial Pending the Share Exchange

The share exchange agreement requires First Financial to continue to operate its business as usual pending the share exchange. Among other things, each of First Financial and its subsidiaries may not, without Community’s consent, which will not be unreasonably withheld, delayed or denied, take or agree to take any of the following actions:

•	amend its articles of incorporation, bylaws or other governing instruments;
•	except in the ordinary course of business, incur any additional debt, allow any lien or encumbrance to be placed on any asset or guaranty or become contingently liable for any obligation of other persons;
•	repurchase, redeem or otherwise acquire or exchange any shares of its common stock or any subsidiary’s equity or declare or pay any dividend or distribution in respect of its common stock or any other equity interest in any subsidiary;
•	issue, sell, pledge, encumber, authorize the issuance of, or otherwise permit to become outstanding, or any right to acquire, any capital stock or other equity interest or any security convertible into capital stock or other equity interest;
•	adjust, split, combine or reclassify any capital stock or authorize the issuance of any other securities in respect of or in substitution of shares of its capital stock;
•	sell, lease or transfer any assets having an aggregate book value in excess of $50,000;
•	except for investments in securities acquired in the ordinary course of business, purchase any securities or make any investment in any person, other than foreclosures in the ordinary course of business, acquisitions of control in its fiduciary capacity or satisfaction of debts previously contracted in good faith and in the ordinary course of business;
•	grant any increase in compensation or benefits to any employees, directors or officer or pay any severance or termination pay or bonus;
•	enter into or amend any severance agreements with officers;
•	grant any increase in fees or compensation or other benefits to directors;
•	voluntarily accelerate the vesting of any employee benefits;
•	hire any person as an employee, except for at-will employees at an annual rate of salary of $50,000 or less to fill vacancies;
•	promote any employee except to satisfy contractual obligations identified in the share exchange agreement to Community;
•	enter into or modify any employment contract with any person;
•	adopt any new employee benefit plan or terminate or withdraw from or materially change any existing employee benefit plan, unless required by law or necessary to maintain the tax qualified status of a plan;
•	make any change in any of its tax or accounting methods or systems of internal account controls, except as required by law or applicable accounting principles;

•	commence any litigation or other proceeding other than in the ordinary course of business or settle any litigation or other proceeding for material money damages or restrictions upon its operations;
•	enter into any agreement or arrangement that would result in a change in control of more than 10% of the assets or ownership of First Financial or its subsidiaries other than competing acquisition proposals in the manner permitted by the share exchange agreement;
•	except in connection with a workout, encourage or solicit any First Federal Savings Bank customer or depositor to replace or diminish his relationship with First Federal Savings Bank;
•	enter into or acquire a loan, discount or lease financing other than in the ordinary course of business;
•	except in the ordinary course of its business, enter into, amend or terminate any contract or waive, release, compromise or assign any material rights or claims;
•	make any changes to First Federal Savings Bank’s deposit pricing (other than immaterial changes on an individual customer basis, consistent with past practices) that are not consented to in writing by Community;
•	except for loans or extensions of credit approved and/or committed as of April 21, 2014, that were disclosed to Community, make, renew, renegotiate, increase, extend or modify any (1) unsecured loan in excess of $50,000, (2) loan secured by other than a first lien in excess of $50,000, (3) loan in excess of FFIEC regulatory guidelines relating to loan to value ratios, or (4) any first lien secured loan over $250,000, unless any such loan or extension of credit has been expressly consented to in writing by Community; or
•	take any action which would (1) materially adversely affect the liability of Community or First Financial to obtain any consents required for the share exchange and mergers or (2) materially adversely affect the ability of any Community or First Financial to perform its covenants and agreements under the share exchange agreement.

The restrictions on First Financial’s business activities are set forth in Section 7.2 of the share exchange agreement.

Business of Community Pending the Share Exchange

Under the share exchange agreement, each of Community and its subsidiaries may not, without First Financial’s consent, which will not be unreasonably withheld, delayed or denied, take or agree to take any of the following actions:

•	enter into any agreement that would result in a change in control;
•	take any action which would (1) materially adversely affect the ability of Community or First Financial to obtain any consents required for the share exchange and mergers or (2) materially adversely affect the ability of any Community or First Financial to perform its covenants and agreements under the share exchange agreement;
•	knowingly take or omit to take any action that as a result would materially adversely affect or delay regulatory approval of the share exchange and mergers; or
•	encourage or solicit any First Federal Savings Bank customer or depositor to replace or diminish his relationship with First Federal Savings Bank.

The restrictions on Community’s business activities are set forth in Section 7.3 of the share exchange agreement.

No Solicitation of Alternative Transactions

Upon signing the share exchange agreement, First Financial and its subsidiaries were required to immediately cease any negotiations with any person regarding any transaction to acquire First Financial or its subsidiaries. In addition, First Financial and its subsidiaries may not:

•	solicit, initiate or knowingly encourage any acquisition proposal from any person other than Community;
•	enter into any contract or letter of intent with respect to any acquisition proposal, except in limited circumstances where First Financial has paid a required $1.5 million termination fee as described below; or
•	participate in any discussions or negotiations regarding, or furnish or disclose any of their non-public information to any person in connection with, any inquiry or proposal that constitutes, or is reasonably likely to lead to, an acquisition proposal.

Notwithstanding the above restrictions, First Financial may provide information under a confidentiality agreement to a party in response to an unsolicited acquisition proposal made before the effective time of the share exchange, if the board of directors of First Financial determines in good faith that the alternative acquisition proposal is likely to lead to a superior proposal.

The share exchange agreement prohibits the First Financial board of directors from recommending, approving, or permitting First Financial or its subsidiaries to enter into, any contract, letter of intent or other agreement constituting or relating to an acquisition proposal other than the share exchange, unless:

•	the First Financial board of directors determines in good faith after consultation with outside counsel that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties; and
•	First Financial advises Community in writing that its board of directors has made such a determination.

Once the First Financial board has satisfied these requirements, the board of directors of First Financial may take either or both of the following actions: (a) change its recommendation in favor of the alternative acquisition proposal, and (b) terminate the share exchange agreement and enter into agreement relating to the alternative acquisition proposal. However, before it can terminate the share exchange agreement, First Financial must negotiate with Community for a minimum of 15 days to amend the terms of the share exchange to make it as favorable as the alternative proposal, the First Financial board must determine in good faith that the alternative proposal remains superior to the share exchange as amended, and First Financial must pay a termination fee of $1.5 million.

Termination

The share exchange agreement specifies the circumstances under which the parties may terminate the agreement and abandon the share exchange. Those circumstances include:

•	by mutual written consent of Community and First Financial;
•	by either party if the other party has an inaccuracy in its representations and warranties and such inaccuracy is not cured within 30 days after written notice and the inaccuracy would provide the terminating party the ability to refuse to close the share exchange;
•	by either party if the other party materially breaches any covenant, and such material breach cannot be, or is not, cured within 30 days after written notice;
•	by First Financial, prior to approval of the plan of share exchange at the special meeting, in order to concurrently enter a contract respecting an acquisition proposal more favorable to First Financial than the share exchange, where the following conditions are satisfied:
♦	the acquisition proposal has been received by First Financial in compliance with the restrictions set forth in the share exchange agreement;

♦	the First Financial board of directors has concluded in good faith the acquisition proposal is a superior acquisition proposal to the terms of the share exchange;
♦	First Financial has negotiated with Community in good faith for a 15-day period to amend the terms of the share exchange to make it as favorable as the new alternative proposal but the First Financial board of directors determines in good faith the alternative proposal remains more favorable; and
♦	First Financial pays Community a termination fee of $1.5 million.
•	by Community, prior to the approval of the share exchange by the First Financial shareholders, if the First Financial board of directors fails to make its approval recommendation of the share exchange or recommends or approves a competing acquisition proposal;
•	by Community or First Financial in the event any approval by a regulatory authority required to complete the share exchange and mergers is denied by final non-appealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal;
•	by First Financial if as of the date ten days prior to the share exchange First Financial’s Consolidated Net Book Value is less than $10 million;
•	by Community if as of the date ten days prior to the share exchange First Financial’s total criticized assets exceed $70 million;
•	by First Financial or Community if the share exchange is not closed by December 31, 2014, which is extended except in limited circumstances, until March 31, 2015 if First Financial and Community are still awaiting regulatory approval; or
•	by Community or First Financial if Community fails to satisfy a condition imposed by any approval of a regulatory authority to raise additional capital in an amount equal to or less than $20 million, in which event Community must pay First Financial $500,000.

Payment of Expenses Relating to the Share Exchange

The parties will pay all of their own expenses related to negotiating and completing the share exchange.

Public Trading Market

Community common stock is traded on the NASDAQ Capital Market under the trading symbol “CBIN.” The shares of Community common stock issuable pursuant to the share exchange will be traded on the same market under the same symbol.

Community Dividends

The holders of Community common stock receive dividends if and when declared by the Community board of directors out of legally available funds. Community declared a dividend of $0.12 per share of common stock for each of the first and second quarters of 2014, $0.11 per share of common stock for each of the last three quarters of 2013 and $0.10 per share of common stock for the first quarter of 2013 and each quarter of 2012. Following the completion of the share exchange and the redemption of the Series A preferred stock, Community expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon future income, financial position, capital requirements and consideration by the Community board of directors of other relevant factors.

Resale of Community Common Stock

The shares of Community common stock to be issued in the share exchange have been registered under the Securities Act of 1933, as amended. First Financial shareholders who are not affiliates of Community may freely trade their Community common stock upon completion of the share exchange. The term “affiliate” generally means each person who was an executive officer, director or 10% shareholder of Community before or after the share exchange.

ADDITIONAL CAPITAL RESOURCES

Community’s board of directors, on the advice of Community’s management, financial advisor and legal counsel, determined that in order to obtain regulatory approval for the share exchange and merger of First Federal Savings Bank into Your Community Bank, it would be necessary for Community to increase the capital levels of both Community and Your Community Bank at the closing of the share exchange. Community’s management, financial advisor and legal counsel based this conclusion on the fact that while both Community and Your Community Bank are well capitalized, given the capital levels of First Financial and First Federal Savings Bank, Community’s capital ratios would be reduced upon completion of the share exchange and mergers if Community did not raise additional capital and increase Your Community Bank’s equity capital. Specifically, Community’s board of directors and management were concerned that Your Community Bank’s Tier 1 Capital Leverage Ratio would fall below 9.0%. Consequently, Community intends to increase its capital levels through a private placement of Community common stock for approximately $25 million and increase the capital levels of Your Community Bank by:

•	contributing substantially all of the net proceeds of the $25 million private placement to Your Community Bank, and
•	obtaining a proposed holding company loan to Community from a correspondent bank lender and contributing $9.0 million in loan proceeds to Your Community Bank.

Further, in September 2014 Community received a special dividend of $3.6 million from The Scott County State Bank and then promptly contributed $3.3 million into Your Community Bank as part of its overall plan to increase Your Community Bank’s capital levels.

If Community is not able to close on the private placement or close on the holding company loan, Community would either have to find alternative replacement capital sources on terms acceptable to Community and its regulators or it would likely not be able to complete the share exchange as the amount of its and Your Community Bank’s capital would fall short of the level likely required by regulators to approve the share exchange and mergers. Replacement capital sources could involve Community selling additional common or preferred stock or seeking an increase to holding company loans, though Community does not know if such alternative sources would be available on terms acceptable to Community or its regulators. While Community has made substantial progress on each of these planned financing sources, which are described in more detail below, there is a risk any of these may not come to fruition. If Community is not able to obtain necessary capital sources, it or First Financial would likely terminate the share exchange agreement due to the inability to obtain regulatory approval.

The Private Placement

To enhance Community’s and Your Community Bank’s capital position and facilitate regulatory approval of the share exchange proposal, Community conducted a private offering of its common stock to institutional and accredited investors.

Sterne Agee served as placement agent in the private offering, which was conducted during an approximately two-week period leading up to April 21, 2014, the date on which the share exchange agreement was signed. Immediately before execution of the share exchange agreement, Community entered into various binding subscription agreements for the sale of 1,121,950 shares of Community common stock at a price of $22.33 per share, the value assigned to Community common stock in the share exchange, for a total purchase price of $25.0 million. After payment of the Sterne Agee placement fee and expenses of the offering, the private placement will raise approximately $23.6 million of new capital for Community. The capital raised will be in the form of $19.4 million in cash and approximately $4.47 million of value resulting from 3,309 shares of First Financial Series A preferred stock to be exchanged for 200,000 shares of Community common stock. The 3,309 shares of First Financial Series A preferred stock would be cancelled after the share exchange.

Community intends to use the $23.6 million to both repurchase the First Financial Series A preferred stock in connection with closing and contribute additional capital into Your Community Bank to increase the bank’s Tier 1 Capital.

There were nineteen subscribers for the shares in the private offering, all of whom were institutional or accredited investors. Thirteen of these investors either are, or are affiliated with, directors or executive officers of Community or Your Community Bank. The details of their investment and are described in the following table:

Subscriber	Shares Subscribed	Purchase Price	Notes
Gary L. Libs	15,000	$334,950	Director
Steven R. Stemler	6,000	133,980	Director
George M. Ballard	2,200	49,126	Director
R. Wayne Estopinal	1,000	22,330	Director
James E. Geisler	3,000	66,900	Director
Koetter Financial Investments, LLC	15,000	334,950	Director Gerald T. Koetter’s Family Investment Company
CAKE Holdings, Inc.	10,000	223,300	Retired Director Norman E. Pfau’s Family Investment Company
Norman E. Pfau	5,000	111,600	Retired Director
Kerry M. Stemler	15,000	334,950	Director
Kevin J. and Cynthia H. Cecil	750	16,748	YCB Director
Gregory A. and Jan M. Huber	10,000	223,300	YCB Director
W. James Lintner	15,000	334,950	YCB Director
Robert L. Pullen	13,000	290,290	YCB Director
Total	110,950	$2,477,374

The Subscription Agreements

The closing of the issuance and sale of the shares under each of the subscription agreements is to occur immediately prior to the closing of the share exchange. All but one of the subscribers will pay cash for the Community common stock purchased under the subscription agreements. One subscriber, the holder of 3,309 shares of First Financial Series A preferred stock, will exchange those preferred shares with Community for their liquidation value of $1,000 per share, plus accrued and unpaid dividends, which is the amount Community would have to pay if it were to redeem those shares at the closing. If the share exchange occurs Community would issue 200,000 shares of Community common stock in exchange for the 3,309 First Financial preferred shares based upon a per share price of $22.33 ($4,466,000 in the aggregate) as provided by an agreement between Community and the holder of those 3,309 preferred shares. If at the time of the share exchange the liquidation preference of the 3,309 shares of Series A preferred stock ($1,000 per share) plus accrued and unpaid dividends exceeds $4,466,000, then Community will pay the holder of the 3,309 shares of Series A preferred stock the balance in cash. Alternatively, if the liquidation preference of the 3,309 shares of Series A preferred stock ($1,000 per share) plus accrued and unpaid dividends is less than $4,466,000, then the holder of the 3,309 Series A preferred shares will pay Community the balance in cash.

The closing under each of the subscription agreements is subject to satisfaction of customary closing conditions, including:

•	the representations and warranties of the parties under the subscription agreement are true and correct as of the closing, except where such failure would not have a material adverse effect on Community or its ability to close on the private placement;
•	the parties have performed in all material respects their covenants and agreements under the subscription agreement;
•	the share exchange agreement remains in full force and effect as of the closing of the private placement and all conditions to the closing of the share exchange under the share exchange agreement have been satisfied (or are satisfied at the share exchange closing) or waived and the closing of the share exchange occurs at the same time as the closing of the private placement;

•	the subscribers under each subscription agreement simultaneously deliver their investment to the Community or Community receives replacement funds for any investment which is not being simultaneously delivered;
•	delivery of an opinion of counsel to Community respecting the validity of the shares to be issued and certain matters respecting Community;
•	the shares of Community common stock to be issued under the subscription agreement have received required approvals for listing on the NASDAQ Capital Market; and
•	the Community shareholders approve the issuance of the shares under the subscription agreement.

The subscribers and Community have made representations and warranties to each other under the subscription agreements. Community’s representations and warranties relate to, among other things:

•	its organization and authority to enter the subscription agreement;
•	its capitalization, subsidiaries, liabilities and financial statements;
•	absence of material changes affecting Community since December 31, 2013;
•	its regulatory reports and SEC filings;
•	that the private placement is exempt from registration under the Securities Act of 1933, as amended;
•	its material compliance with laws, including securities laws;
•	its relations with its employees and compliance with employee benefits requirements;
•	pending and threatened litigation; and
•	regulatory matters.

The subscribers’ representations and warranties relate to, among other things:

•	its status as an accredited investor and other securities related representations; and
•	its level of ownership in Community will not exceed 9.9% due to regulatory matters.

The subscription agreements contain other customary terms for private placements to institutional and accredited investors, including an obligation of Community after closing to register for resale with the SEC the shares acquired under the subscription agreement and list the shares on the NASDAQ Capital Market.

Each of the subscription agreements may be terminated:

•	by mutual written consent of the subscriber and Community;
•	by the subscriber or Community if the closing under the subscription agreement does not occur on or before December 31, 2014 (which Community may extend to March 31, 2015 if the share exchange agreement is so extended);
•	by the subscriber or Community if any governmental body takes action to enjoin or prohibit the sale of shares under the subscription agreement;
•	by the subscriber or Community upon receiving written notice from or is advised by a governmental body that it will not grant, or intends to rescind or revoke, any required approval;
•	by the subscriber if it receives written notice from a governmental body that it will not grant any required approval with respect to the subscriber to purchase the shares under the subscription agreement without imposing certain burdensome conditions on the approval; and
•	by the subscriber if Community is in material breach of the subscription agreement and the breach is not cured within 30 days after written notice to Community.

If Community does not receive investments from each of the subscribers as required by the subscription agreements, whether due to a breach by a subscriber or failure of Community to satisfy the conditions to closing under the subscription agreements, Community may not be able to complete the share exchange if the amount of its capital falls short of the level required by its regulators to approve the share exchange.

Other Additional Capital Sources for Your Community Bank

In order to increase Your Community Bank’s Tier 1 capital levels, Community obtained a $3.6 million special dividend from The Scott County Bank in September and promptly contributed $3.3 million to Your Community Bank.

Additionally, prior to the closing Community anticipates obtaining a holding company loan from a third-party correspondent bank of approximately $10.0 million. Community has a commitment letter from Stock Yards Bank & Trust for a $10.0 million term loan on terms acceptable to Community, including an interest rate equal to the 5 year Federal Home Loan Bank Constant Monthly Payment Advance Rate plus 3.75% and a term of 5-year. However, the loan commitment expires on December 19, 2014 if the parties have not closed on the loan by that date. $9.0 million in net proceeds from the $10.0 million loan would be contributed to Your Community Bank as additional Tier 1 equity capital.

Community anticipates that these additional capital sources for Your Community Bank, when coupled with the net proceeds from the private offering, will result in Your Community Bank’s Tier 1 Capital Leverage Ratio upon completion of its merger with First Federal Bank being approximately 9.0% and Community remaining well capitalized by regulatory standards.

If Community is not able to close on the private placement or close on the holding company loan, Community would likely not be able to complete the share exchange as the amount of its and Your Community Bank’s capital would fall short of the level likely required by regulators to approve the share exchange and mergers.

DESCRIPTION OF COMMUNITY CAPITAL STOCK

As a result of the share exchange, First Financial shareholders who receive shares of Community common stock in the share exchange will become shareholders of Community. Your rights as shareholders of Community will be governed by Indiana law and the amended and restated articles incorporation and the amended and restated bylaws of Community. The following briefly summarizes the material terms of Community common stock and preferred stock. We urge you to read the applicable provisions of the Indiana Business Corporation Law, Community’s amended and restated articles of incorporation, Community’s amended and restated bylaws and federal law governing bank holding companies carefully in their entirety. Copies of Community’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information.”

Authorized Capital

Community is authorized to issue 10,000,000 shares of common stock, $0.10 per share par value, and 5,000,000 shares of serial preferred stock, no par value. As of June 30, 2014, there were 3,440,614 shares of Community common stock issued and outstanding. As of June 30, 2014 there were 19,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“CPP preferred stock”) authorized and zero shares outstanding. As of June 30, 2014 there were 28,000 shares of Community preferred stock, Senior Non-Cumulative Perpetual Preferred Stock, Series B (“SBLF preferred stock”) issued and outstanding. The Community common stock represents nonwithdrawable capital, is not an account of an insurable type and is not insured by the FDIC or any other governmental authority.

Community Common Stock

Dividends.  Community can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. Community common stock shareholders are entitled to receive and share equally in such dividends as may be declared by the board of directors out of funds legally available therefor. However, the terms of the SBLF preferred stock imposes limits on Community’s ability to pay dividends and repurchase shares of its common stock. If Community issues additional series of preferred stock, the preferred shareholders may also have a priority over the holders of the Community common stock with respect to dividends.

Under the terms of the SBLF preferred stock, in order for Community to pay dividends on its common stock, it must be current on its dividend payments to the holders of the SBLF preferred stock and meet certain Tier 1 capital requirements. Specifically, after payment of a dividend to the common stock holders, the dollar amount of Community’s Tier 1 capital must be at least 90% of the Tier 1 capital of Community as of September 15, 2011, excluding any subsequent net charge-offs and any redemption of the SBLF preferred stock (the “Tier 1 Dividend Threshold”). Community’s Tier 1 Dividend Threshold exceeded 90% as of June 30, 2014.

Voting Rights.  As long as Community remains current in its dividend payments to the holders of the SBLF preferred stock, then Community common stock shareholders possess exclusive voting rights in Community. The holders of common stock elect Community’s board of directors and act on such other matters as are required to be presented to them under Indiana law or Community’s articles of incorporation or as are otherwise presented to them by the board of directors. Each holder of Community common stock is generally entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Community’s board of directors is divided into three classes, each with a term of three years. See “Comparison of Shareholders’ Rights — Number and Classification of Board of Directors” and “Comparison of Shareholders’ Rights — Voting for Directors” contained elsewhere in this joint proxy statement-prospectus for a discussion of the effect of the classification of the board. If Community issues additional preferred stock, holders of the preferred stock may have the right to vote with the holders of common stock as a single class or have voting rights as a separate class. See below for a discussion of the voting rights of holders of SBLF preferred stock.

Liquidation.  In the event of any liquidation, dissolution or winding up of Community, the holders of the then-outstanding common stock would be entitled to receive all of the assets of Community available for distribution after payment or provision for payment of all of Community’s debts and liabilities and after the SBLF preferred stock has been liquidated. If Community issues additional preferred stock, the holders thereof may have a priority over the Community common stock shareholders in the event of liquidation or dissolution. See below for a discussion of the liquidation rights of holders of SBLF preferred stock.

Preemptive Rights.  Community common stock shareholders do not have preemptive rights to purchase any shares which may be issued in the future.

Redemption.  Community common stock is not subject to redemption.

Community Preferred Stock

The board of directors of Community is authorized to issue preferred stock in series and fix and state voting powers, designations, preferences or other special rights of the shares of each such series of preferred stock and the qualifications, limitations and restrictions thereof. Community preferred stock may rank prior to common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into Community common stock. The holders of any class or series of preferred stock also may have the right to vote separately as a class or series under the terms of such class or series or as may be otherwise provided by Indiana law.

Senior Non-Cumulative Perpetual Preferred Stock, Series B (“SBLF preferred stock”).

Dividends.  The SBLF preferred stock qualifies as Tier 1 capital and will accrue non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. Until December 31, 2013, the dividend rate Community paid on any outstanding shares of the SBLF preferred stock fluctuated on a quarterly basis between one percent (1%) and five percent (5%) per annum, based upon changes in the level of qualified small business lending by Community against its baseline. From January 1, 2014 through December 31, 2015 the dividend rate is fixed at 1.57% per annum. Beginning January 1, 2016, the dividend rate on any outstanding shares of the SBLF preferred stock will be fixed at nine percent (9%) per annum.

Voting Rights.  The SBLF preferred stock is non-voting, except in limited circumstances. For instance, holders of SBLF preferred stock would have the right to vote in connection with the authorization of stock senior to the SBLF preferred stock, amendments to the articles of incorporation of the company adversely affecting the SBLF preferred stock or certain fundamental transactions affecting the SBLF preferred stock. In addition, if Community misses five dividend payments, whether or not consecutive, the holder of the SBLF preferred stock will have the right, but not the obligation, to appoint a representative as an observer on the Community’s board of directors. If Community misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of SBLF preferred stock is at least $25,000,000, then the holder of the SBLF preferred stock will have the right to designate two directors to the board of directors of Community. The right of the holder of SBLF preferred stock to appoint a non-voting observer or elect directors, as the case may be, will terminate when full dividends have been timely paid on the SBLF preferred stock for at least four consecutive dividend periods.

Liquidation.  In the event of any liquidation, dissolution or winding up of Community, the holders of the then-outstanding SBLF preferred stock have priority over the holders of common stock to the assets of Community. Each outstanding share of SBLF preferred stock would be entitled to receive an amount equal to the sum of (i) $1,000 per share and (ii) the amount of any accrued and unpaid dividends on such share before any assets are distributed to the holders of outstanding shares of common stock.

Preemptive Rights.  Holders of SBLF preferred stock are not entitled to preemptive rights with respect to any shares, warrants, rights or options which may be issued or granted in the future.

Redemption.  Community may redeem the shares of SBLF preferred stock, in whole or in part, at any time at a redemption price equal to the sum of the liquidation amount per share ($1,000 per share) and the per-share amount of any unpaid dividends for the then-current period, subject to any required prior approval by Community’s primary federal banking regulator.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Community is incorporated in Indiana and First Financial is incorporated in Kentucky. The rights of First Financial shareholders are governed by the Kentucky Business Corporation Act (the “KBCA”), the First Financial amended and restated articles of incorporation, as amended, and the First Financial amended and restated bylaws. Upon completion of the share exchange, First Financial shareholders will become Community shareholders. As a result, the Indiana Business Corporation Law (the “IBCL”), the Community amended and restated articles of incorporation, as amended, and the Community amended and restated bylaws will govern their rights as Community shareholders.

The following summary discusses the material differences between the current rights of Community shareholders and First Financial shareholders under the Community articles and Community bylaws and the First Financial articles and First Financial bylaws and the IBCL and the KBCA. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Community articles and bylaws and the First Financial articles and bylaws, as applicable. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “References to Additional Information” included elsewhere in this joint proxy statement-prospectus.

Community	First Financial
Authorized Capital Stock
Authorized Shares. Community is authorized to issue 15,000,000 shares, including 10,000,000 shares of common stock, $0.10 par value per share, and 5,000,000 shares of preferred stock, no par value.	Authorized Shares. First Financial is authorized to issue 40,000,000 shares, including 35,000,000 shares of common stock, par value $1.00 per share and 5,000,000 shares of serial preferred stock, par value of $1.00 per share.
Preferred Stock. There are currently 28,000 shares of Community’s preferred stock issued and outstanding which have been designated Senior Non-Cumulative Perpetual Preferred Stock, Series B.	Preferred Stock. There are currently 20,000 shares of First Financial’s preferred stock issued and outstanding, which have been designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A.
Issuance of Additional Shares
Community’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in its articles, without shareholder approval, subject only to the restrictions of the IBCL, Community’s articles and the NASDAQ Capital Market. Community’s board of directors may also authorize the issuance of preferred stock up to the amounts authorized in its articles, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of Community’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the IBCL, Community’s articles and the NASDAQ Capital Market.	First Financial’s board of directors has the same right to issue common and preferred shares as Community’s board of directors, except that such issuances are subject to the restrictions of the KBCA, First Financial’s articles and the NASDAQ Global Market.
Preemptive Rights
Community’s shareholders do not have preemptive rights.	First Financial shareholders do not have preemptive rights.

Community	First Financial
Voting Rights
Common Stock: Each holder of Community’s common stock generally has the right to cast one vote for each share of Community common stock held of record on all matters submitted to a vote of shareholders.	Common Stock: Each holder of First Financial’s common stock generally has the right to cast one vote for each share of First Financial common stock held of record on all matters submitted to a vote of shareholders.
Preferred Stock: Community’s board of directors is authorized to determine the voting rights of preferred stock. Community’s SBLF preferred stock is non-voting.	Preferred Stock: First Financial’s board of directors is authorized to determine the voting rights of preferred stock. First Financial Series A preferred stock is non-voting.
Dissolution
In the event of dissolution, liquidation, or winding up of Community, the common stock holders, after payment to creditors and holders of any class having priority over common stock, are entitled to receive the net assets of Community in a pro rata distribution. The SBLF preferred stock has liquidation priority over Community’s common stock.	In the event of dissolution, liquidation, or winding up of First Financial, the common stock holders, after payment to creditors and holders of any class having priority over common stock, are entitled to receive the net assets of First Financial in a pro rata distribution. The Series A preferred stock has liquidation priority over First Financial common stock.
Mergers and Share Exchanges
In general, in order for a merger or share exchange to be approved, the affirmative vote of a majority of Community’s shares of common stock is required. However, if the transaction involves a “related person” other approval requirements are necessary. See below.	In general, a merger or share exchange must be approved by the affirmative vote of a majority of First Financial’s outstanding shares of common stock. In addition, the approval requirements of the Kentucky Business Combination Act may apply. See below.

Community	First Financial
Actions That Require A Supermajority Vote; Business Combinations
Community’s articles of incorporation require that certain business combinations be approved by the holders of 80% or more of the shares of common stock, and by a majority of the holders of common stock which are not owned or controlled by a related person or person who controls, is controlled by or is under common control of Community. A “business combination” may include:	First Financial has elected to be governed by the Kentucky Business Combination Act, KRS 271B.12-200 through 271B.12-200. This statute prohibits a Kentucky corporation from engaging in a business combination with a 10% or greater shareholder or its affiliate for five years following the acquisition of such 10% or greater stake, unless the board, by a majority vote of the independent directors who are continuing directors, approves the combination prior to the 10% or greater acquisition. If not previously approved by the board, the 10% or greater shareholder or its affiliate or associate may effect a business combination only after the expiration of a five-year period and then only with the approval of 80% of the outstanding shares and two-thirds of the outstanding shares not owned by the 10% or greater shareholder, or if the aggregate amount of the offer meets certain fair price requirements. The share exchange proposal has been approved by a majority of the eight independent First Financial directors, all of whom are continuing directors. Therefore the five-year waiting period and supermajority voting requirements will not apply to the share exchange proposal.
• a merger or consolidation with a related person;
• the sale, lease, exchange, transfer or other disposition of all or a substantial part of Community’s assets to a related person;
• the issuance of securities to a related person;
• a reclassification of securities or
• recapitalization that would increase the voting power of a related person; or
• the purchase, exchange, lease or other acquisition by Community of all or a substantial part of the assets of a related person.
A “related person” is one who: (1) owns 10% or more of Community’s common stock, (2) controls, is controlled by, or is under common control of Community and, at any time within the two-year period immediately prior to the announcement of a business combination, controlled 10% or more of Community’s common stock, or (3) is an assignee of or has otherwise succeeded to any shares of common stock which were at any time immediately prior to the announcement of a business combination controlled by a related person.	First Financial’s articles of incorporation also direct the board of directors, in exercising its judgment as to the best interests of the corporation and its shareholders when evaluating a business combination and the adequacy of the amount to be paid in connection with any such transaction, to consider the following factors:

  •

the social and economic effects of the transaction on the corporation and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which the corporation and its subsidiaries operate or are located;

However, a vote of 80% is not required for the approval of a business combination if such transaction is approved by, at a time prior to the acquisition of 10% or more of the common stock by a related person, two-thirds of the whole board of directors of Community or by, after the acquisition of said 10%, two-thirds of the whole board of directors and a majority of Community’s “continuing directors”. “Continuing directors” means:

  •

the business and financial condition and earnings prospects of the acquiring person or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition, and other likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon the corporation and its subsidiaries and the other elements of the communities in which the corporation and its subsidiaries operate or are located; and

Community	First Financial
• all current directors of Community;	• the competence, experience and integrity of the acquiring person or entity and its or their management.
• an individual who is unaffiliated with a related person and who was a member of the board of directors prior to the time that a related person acquired 10% or more of the common stock; or
• an individual who is unaffiliated with a related person and who was designated before his or her election as a continuing director by a majority of then continuing directors.
The requirement of a supermajority vote of shareholders to approve certain business combinations may discourage a change in control of Community by allowing a minority of Community’s shareholders to prevent a transaction favored by the majority of the shareholders. The primary purpose of the supermajority vote requirement is to encourage negotiations with Community by groups or corporations interested in acquiring control of Community and to reduce the danger of a forced merger or sale of assets.
Amendment to the Articles of Incorporation
In general, Community’s articles of incorporation may be amended only pursuant to a resolution adopted by the affirmative vote of a majority of the directors then in office which is thereafter approved by the holders of a majority of the shares of Community entitled to vote generally in an election of directors.	The KBCA generally requires that a majority of the board of directors adopt a proposed amendment to the articles of incorporation and recommend it for the approval of shareholders. The amendment must then be approved by the affirmative vote of (a) a majority of the shares entitled to vote of any voting group for whom the amendment would create dissenters’ rights and (b) a plurality of the other shares voting on the amendment at a meeting of shareholders at which a quorum is present.
The following provisions of Community’s Articles may only be altered, amended or repealed by the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of Community common stock:	The following provisions of First Financial’s articles of incorporation generally require a vote of 80% of the outstanding shares of First Financial common stock:
• Article VI — No Preemptive Rights,	• Article VI — Meetings of Shareholders (except for provision requiring cumulative voting),
• Article VII — Board of Directors,	• Article VII — Notice for Nominations and Proposals,
• Article VIII — Certain Business Combinations and Acquisitions of Stock, and	• Article VIII — Directors,
• Article IX — Amendment of Article of Incorporation; Adoption of Bylaws.	• Article IX — Removal of Directors,
• Article X — Acquisitions of Capital Stock,

Community	First Financial
Additionally, the provisions of the articles of incorporation dealing with business combinations and acquisitions of stock may only be amended, adopted, altered, changed or repealed upon the affirmative vote of (a) the holders of 80% or more of the holders of shares of common stock, and (b) by a majority of the holders of common stock which are not owned or controlled by a related person or person who controls, is controlled by or is under common control of Community; provided that such vote shall not apply to any amendment, change or repeal of a provision recommended to shareholders by the favorable vote of not less than two-thirds of the board of directors (and a majority of any “continuing directors”).	• Article XI — Approval of Certain Business Combinations,
• Article XII — Evaluation of Business Combinations,
• Article XIII — Elimination of Directors’ Liability,
• Article XIV — Indemnification,
• Article XV — Amendment of Bylaws, and
• Article XVI — Amendment of Articles of Incorporation.
An amendment to any other Article may be adopted by the affirmative vote of a majority of the directors then in office.
Amendment to the Bylaws
The Community board of directors has the exclusive power to adopt, alter or appeal any provision of its bylaws and to make new bylaws upon the affirmative vote of a majority of the directors then in office.	The First Financial bylaws may be altered, amended or repealed or rescinded (a) by a vote of two-thirds of the board of directors or (b) by the holders of at 80% of the shares of common stock.
Special Meetings of Shareholders
A special meeting of shareholders may be called
by (a) the chairman of the board, (b) the chief executive officer or (c) the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the whole board of directors and a majority of the continuing directors then in office. A special meeting may also be called by the secretary at the request of twenty-five percent of shareholders entitled to vote for the election of directors.	A special meeting of the shareholders may be called at any time by a majority the board of directors or a committee of the board of directors which has been duly designated by the board of directors and whose powers and authorities include the power and authority to call such meetings. A special meeting shall be called by the secretary at the request in writing of the shareholders of not less than 80% of the votes entitled to be cast on any issue proposed to be considered at such meeting.
Number and Classification of Board of Directors
Authority to direct the management of Community’s business and affairs is vested in its board of directors. Community’s articles of incorporation provide for a board of directors consisting of not fewer than 5 nor more than 15 members, the exact number of directors to be determined from time to time by a majority of the entire board of directors. Community’s board currently consists of twelve (12) members.	Authority to direct the management of First Financial’s business and affairs is vested in its board of directors. First Financial’s articles of incorporation provide for a board of not less than 9 nor more than 13 directors, the exact number of directors to be determined from time to time by a majority of the entire board of directors. However, First Financial’s shareholders must approve any increase or decrease in the number of directors greater than 30%. First Financial’s board currently consists of ten members.
Community’s board of directors is divided into three classes. Each class of directors serves a three-year term, with one class of directors elected at each annual meeting of shareholders.	First Financial’s board of directors is divided into three classes. Each class of directors serves a three-year term, with one class of directors elected at each annual meeting of shareholders.

Community	First Financial
The purpose of dividing the board of directors into classes is to facilitate continuity and stability of leadership by ensuring that experienced personnel familiar with Community will be represented on the board of directors at all times, and to permit management to plan for the future. However, the effect of having a classified board of directors is that only approximately one-third of the members of the board of directors in question are elected each year. As a result, two annual meetings are required to change a majority of the members of the Community board of directors. By potentially delaying the time within which an acquirer could obtain working control of the Community board of directors, such provisions may discourage some potential mergers, tender offers and takeover attempts.
Voting For Directors
Community has plurality voting for its directors, and shareholders are not permitted to cumulate their votes. Under plurality voting, each shareholder is entitled to cast one vote for or against each director nominee or abstain from voting with respect to one or more director nominees. If there are more director nominees than director positions to be filled, then the director nominees with the most votes (which may or may not be a majority of all of the votes that may be cast) are elected as directors until the director positions are filled.	First Financial has cumulative voting in the election of its directors. Under cumulative voting, each shareholder is entitled to cast a total number of votes equal to the number of shares of common stock owned, multiplied by the number of directors to be elected. A shareholder may cast all of these votes for a single nominee for director, or distribute them among two or more nominees, as desired.
Board of Directors Vacancies
Community’s articles of incorporation provide that vacancies in Community board of directors shall be filled by vote of a majority vote of the whole board of directors then in office, whether or not a quorum. Any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires and when the director’s successor is elected and qualified.	First Financial’s articles of incorporation provide that vacancies in First Financial’s board of directors shall be filled by a vote of two-thirds ( 2/3) of the directors then in office, whether or not a quorum. Any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires and when the director’s successor is elected and qualified.

Community	First Financial
Director Liability and Indemnification
Under the IBCL, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable case to believe that the individual’s conduct was unlawful.	Under the KBCA, a Kentucky corporation may indemnify an individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable case to believe that the individual’s conduct was unlawful.
Additionally, Community must indemnify, against reasonable expenses incurred by a director or officer who was wholly successful, on the merits or otherwise, in defending any proceeding to which he or she was a party because he or she is or was a director or officer of the corporation. Community may pay the expenses incurred by a director or officer in defending a proceeding in advance of the final disposition of the proceeding if three conditions are met:	A Kentucky corporation must also indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding.
(1) the director furnishes the corporation a written affirmation of the director’s good faith belief that he or she has met the standard of conduct as set forth above;	First Financial’s articles of incorporation require indemnification of directors and officers to full extent permitted by the KBCA (described above).

(2)

the director furnishes the corporation a written undertaking, executed personally or on his or her behalf, to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses; and

The KBCA permits First Financial to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with First Financial, whether or not such liabilities would subject to indemnification as provided above.
(3) a determination is made that the facts then known to those making the determination would not preclude indemnification.
A director or officer may apply for court-ordered indemnification under certain circumstances.

Community	First Financial
Notwithstanding the foregoing, Community may agree by contract, resolution of the board or shareholders or otherwise to indemnify any officer or director and hold him harmless against any judgments, penalties, fines, settlements and reasonable expenses actually incurred or reasonably anticipated in connection with any proceeding in which any officer or director is a party, provided that the officer or director was made a party to such proceeding by reason of the fact that he is or was an officer or director of the corporation or by reason of any inaction, nondisclosure, action or statement made, taken or omitted by or on behalf of the officer or director with respect to the corporation or by or on behalf of the officer or director in his capacity as an officer or director.
The IBCL permits Community to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Community, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Community maintains such insurance for the directors, officers and employees of Community and any subsidiary of Community.
Limitation On Director Liability
The IBCL provides that a director will not be liable for any action, if he discharges his or her duties: (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the director reasonably believes to be in the best interests of the corporation. In discharging his duties, a director may rely on the information, opinions, reports or statements, including financial statements, prepared or presented by officers or employees of the corporation whom the director reasonably believes to be reliable. The director may also rely on such information prepared or presented by legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s competence.	First Financial’s articles of incorporation limit the liability of its directors to the greatest extent permitted by KBCA and provide that no director will be personally liable the corporation or its shareholders for monetary damages for a breach of his or her duties as a director, except for liability:
• for any transaction in which the director’s personal financial interest is in conflict with the financial interest of the corporation or its shareholders,
• for acts or omissions not in good faith or which involve intentional misconduct or are known to the director to be a violation of law,
• for voting for or assenting to any distributions made in violation of the law, or
• for any transaction from which the director derived an improper personal benefit.

Community	First Financial
Distributions
The IBCL allows a corporation to make distributions to its shareholders so long as the corporation would be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to shareholders whose preferential rights are superior to those receiving the distribution.	The KBCA has the same restrictions on paying dividends as the IBCL.
Community’s board of directors may declare dividends on shares of common stock and preferred stock, if applicable, out of funds legally available therefor. The payment of dividends on common stock is subject to certain limitations imposed by law. Under Federal Reserve policy, a bank holding company such as Community generally should not declare a cash dividend unless the available net income of the bank holding company is sufficient to fully fund the dividend. Further, the prospective rate of earnings retention should appear to be consistent with its capital needs, asset quality and overall financial condition. In addition, Community may not pay dividends that would render it insolvent. Under the terms of the SBLF preferred stock, Community may not pay dividends on its common stock if it is behind in paying dividends on the SBLF preferred stock. Community is current in its SBLF preferred stock dividends.	In addition, First Financial has entered into a formal agreement with the Federal Reserve to obtain regulatory approval before declaring any dividends on its common or Series A preferred stock. First Financial is also restricted from paying cash dividends on its common stock until it first pays all unpaid dividends on its Series A preferred stock and all deferred distributions on its trust preferred securities. First Financial has reported that as of June 30, 2014 it had accumulated $4,257,000 in arrears on unpaid dividends on its Series A preferred stock and $5,113,000 of deferred distributions on its trust preferred securities.

COMMUNITY SPECIAL MEETING
to be held on December 16, 2014

The Community board of directors is using this joint proxy statement-prospectus to solicit proxies from the holders of shares of Community common stock for use at the Community special meeting.

Together with this document, Community is also sending you a notice of the special meeting and a form of proxy that is being solicited by the Community board of directors. This joint proxy statement-prospectus summarizes the information that you need to know in order to cast your vote at the special meeting. You do not need to attend the special meeting in person to vote your shares.

Matters to be Considered

•	At the Community special meeting, Community will ask its shareholders to consider and vote on a proposal to approve the issuance of up to 1,962,628 shares of Community common stock to in connection with the share exchange (the “stock issuance proposal”); and
•	a proposal to approve the adjournment of the Community special meeting, if necessary or appropriate, to solicit additional proxies, if there are not sufficient votes at the time of the Community special meeting to approve the stock issuance proposal (the “Community adjournment proposal”).

Voting Information

Record Date.  The close of business on October 24, 2014 has been fixed as the record date for determining the Community shareholders entitled to receive notice of and to vote at the Community special meeting.

Outstanding Number of Shares; One Vote per Share.  On October 24, 2014, there were 3,445,730 shares of Community common stock issued and outstanding, and Community had no other class of equity securities outstanding that is entitled to vote at this special meeting. Each share of Community common stock is entitled to one vote at the special meeting on each matter properly presented at the meeting.

Voting by Community Shareholders of Record.  If, at the close of business on October 24, 2014, your shares are registered directly in your name with Community’s transfer agent, you are considered the shareholder of record of those shares and Community has made these proxy materials available to you via the Internet or mailed them to you. You may vote your shares by Internet, telephone, or by mail as further described below. Your proxy authorizes each of Gary L. Libs and James D. Rickard as proxies, each with the power to appoint his or her substitute, to represent and vote your shares by proxy as you directed.

•	Vote by Internet — Visit the Internet voting website at www.proxyvote.com. Have your proxy card ready and follow the instructions on your screen. You will incur only your usual Internet charges. Available 24 hours a day, 7 days a week until 11:59 p.m. on December 15, 2014.
•	Vote by Telephone — Use your telephone to vote by calling 1-800-690-6903. Have your proxy card ready and follow the instructions that you hear on the telephone. This is a toll-free call to you. Available 24 hours a day, 7 days a week until 11:59 p.m. on December 15, 2014.
•	Vote by Mail — Mark, sign, and date your Proxy Card and return it in the postage-paid envelope provided.

If you have misplaced the envelope for your proxy card, you may mail your proxy card to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you are voting by Internet or telephone, please do not mail your proxy card.

Only the latest dated proxy received from you, whether by Internet, telephone or mail, will be voted at the special meeting. If you vote by Internet or telephone, please do not mail your proxy card.

Voting By Beneficial Owners of Record — Street Name.  If at the close of business on October 24, 2014, your shares are held in street name in a stock brokerage account, by a bank, broker, trustee, or other nominee, you are considered the beneficial owner of such shares. These proxy materials are being made available to you by your bank, broker, trustee, or nominee that is considered the shareowner of record of those shares. As the beneficial owner, you have the right to direct, via the Internet or by telephone, your bank, broker, trustee, or nominee on how to vote your shares if the bank, broker, trustee, or nominee offers these options, or by signing and returning to them a proxy card. Your bank, broker, trustee, or nominee will send you instructions for voting your shares.

If you wish to vote in person at the special meeting but you hold your stock in street name (that is, in the name of a broker, bank, or other institution), then you must have a proxy from the broker, bank, or institution in order to vote at the special meeting.

How Your Votes Will Be Voted.  If you vote by Internet, telephone, or by signing and returning a proxy card, your shares will be voted in accordance with the instructions you provide. If you vote without providing contrary instructions, your proxy will be voted in the following manner:

•	for the stock issuance proposal; and
•	for the Community adjournment proposal.

In accordance with Indiana law, business to be conducted at the Community special meeting will be limited to the matters stated in Community’s notice of the special meeting.

The proxies being solicited may be exercised only at the special meeting and any adjournment of the special meeting and will not be used for any other meeting.

Revoking a Proxy.  You may revoke or change your proxy at any time before it is exercised by (i) filing with the Secretary of Community (Matthew A. Muller, Corporate Secretary, Community Bank Shares of Indiana, Inc., 101 West Spring St., New Albany, Indiana 47150) written notice of revocation; (ii) submitting to the Secretary a duly-executed proxy bearing a later date; or (iii) appearing at the special meeting and (after having given the Secretary notice of your intention to vote in person) voting your shares of Community common stock in person. If your shares are held through a broker, please contact the broker to revoke or change your proxy or obtain a proxy in order to vote in person at the special meeting. If you vote by Internet or telephone, you may change your proxy vote simply by voting again by Internet or telephone.

Votes Required.  Inspectors of Election, appointed for the special meeting, will count votes cast at the special meeting. All matters will be approved if the votes cast for the proposal exceed the votes cast against the proposal at the special meeting. Abstentions will be counted as votes against the stock issuance proposal and included in calculating the number of votes necessary for approval of the stock issuance proposal. Abstentions, however, will not be counted as votes for or against and will not be included in calculating the number of votes necessary for approval of Community adjournment proposal.

Effect of Not Voting by Beneficial Owners; Broker Non-Votes.  If you are a beneficial owner and you do not provide voting instructions to your broker, bank, or other holder of record holding shares for you, your shares will not be voted with respect to any proposal for which your broker does not have discretionary authority to vote. Rules governing brokers, banks, and other entities of record holding your shares determine whether proposals presented at shareholder meetings are “discretionary” or “non-discretionary.” If a proposal is determined to be discretionary, your broker, bank, or other holder, of record is permitted to vote on the proposal without receiving voting instructions from you. A “broker non-vote” occurs with respect to a non-discretionary proposal when a bank, broker or other holder of record holding shares in street name for a beneficial owner submits a proxy voting those shares on a discretionary proposal, but not with respect to the non-discretionary proposal because that holder has not received voting instructions from the beneficial owner.

If you are a beneficial owner and do not provide voting instructions, your bank, broker, or other holder of record is permitted to vote your shares for the Community adjournment proposal but is not permitted to vote your shares on the stock issuance proposal.

Shares subject to broker non-votes will not be counted as votes for or against and will not be included in calculating the number of votes necessary for the approval of either proposal. However, shares represented by proxies containing both broker non-votes and a vote on any matter will be considered present at the special meeting for purposes of determining the existence of a quorum.

Quorum.  The presence in person or by proxy of at least a majority of the outstanding shares of Community common stock entitled to vote is necessary to constitute a quorum at the special meeting. A share of Community common stock is deemed present for quorum purposes once it is represented at Community’s special meeting. Shares of Community common stock represented by properly executed and returned proxies will be treated as present. Shares of Community common stock held in the name of an individual who attends Community’s special meeting are deemed present “in person” at Community’s special meeting. Shares of Community common stock present at the special meeting that abstain from voting or that are the subject of broker non-votes will be counted as present for purposes of determining a quorum.

Proxy Solicitations

Community will pay all of the expenses of this solicitation of proxies. Community will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending the proxy materials to the beneficial owners of Community common stock. In addition to solicitations by mail, Community’s directors, officers, and employees may solicit proxies personally or by telephone without additional compensation.

Directions to Community Shareholders’ Special Meeting

Community’s shareholders’ special meeting will be held at Community Bank Shares of Indiana, Inc., 101 West Spring Street, New Albany, Indiana 47150. If you need directions, please contact Matthew A. Muller, Corporate Secretary, at Community Bank Shares of Indiana, Inc., 101 West Spring St., New Albany, Indiana 47150, or contact Mr. Muller at (812) 981-7744.

Shareholder Proposals for 2015 Community Annual Meeting of Shareholders

Community held its 2014 annual meeting of shareholders on May 20, 2014. If you want Community to consider including a proposal in next year’s proxy statement for the annual meeting of shareholders, you must deliver it in writing to Community’s principal executive offices, 101 West Spring St., New Albany, Indiana 47150, Attn: Matthew A. Muller, Corporate Secretary, no later than December 8, 2014. Community urges that any such proposals be sent certified mail, return receipt requested.

If you want to present a proposal at next year’s annual meeting but do not wish to have it included in Community’s proxy statement, you do not need to contact Community in advance. However, if you do not notify Community on or before February 21, 2015 of any matter that you wish to present at next year’s annual meeting, then the shareholders’ proxies that Community solicits in connection with its 2015 Annual Meeting of Shareholders will confer on the proxy-holders discretionary authority to vote on the matter that you present at Community’s 2015 Annual Meeting.

Shareholder Nominees for Community Board of Directors

Consideration of Director Nominees.  Community’s nominations committee will consider director candidates who have been identified by other directors, officers, or Community’s shareholders but has no obligation to recommend such candidates for nomination. The nominations committee will apply the same procedure for evaluating nominees for director, regardless of the source of identification of such nominees, including whether or not the nominees were recommended by a shareholder, current Community director, officer or other source.

For a Community shareholder to submit a candidate for consideration as a director at Community’s 2015 Annual Meeting of Shareholders, a shareholder must notify Community’s corporate secretary no later than December 8, 2014 (the date 120 days prior to the first anniversary of the date of the 2014 annual meeting proxy statement) and provide the following supporting information:

1.	The name and address of the candidate and the nominating shareholder;
2.	A comprehensive biography and resume of the candidate and an explanation of why the candidate is qualified to serve as a director, taking into account the criteria identified in Community’s evaluation Guidelines (see below);
3.	Proof of ownership, the class and number of shares, and the length of time that the shares of

Community common stock have been beneficially owned by the nominating shareholder (and the candidate if the candidate owns any of Community’s voting securities);

4.	A resume of the nominating shareholder; and
5.	A letter signed by the candidate stating his or her willingness to serve if elected.

Notices and supporting information should be sent to: Community Bank Shares of Indiana, Inc., P.O. Box 939, 101 West Spring Street, New Albany, Indiana 47150, Attn: Matthew A. Muller, Corporate Secretary.

Evaluation Guidelines for Director Nominees.  Community’s nominations committee has a charter which provides that the nominations committee will select and evaluate directors and candidates for director in accordance with the following factors (the “evaluation guidelines”):

1.	Decisions for recommending candidates for nomination will be based on merit, qualifications, performance, character, integrity, and Community’s business needs and will comply with Community’s anti-discrimination policies and federal, state, and local laws;
2.	The composition of the entire board will be taken into account when evaluating individual directors, including: the diversity, depth, and breadth of knowledge, skills, experience, and background represented on the Board; the need for financial, business, financial industry, public company, and other experience and expertise on the board and its committees; and the ability and willingness to work cooperatively with other members of the board and with senior management of Community to further the interests of Community and its shareholders;
3.	Candidates will be free of conflicts of interest that would interfere with their ability to discharge their duties as director;
4.	Candidates will be willing and able to devote the time necessary to discharge their duties as a director and will have the desire and purpose to represent and advance the interests of Community and shareholders as a whole;
5.	Candidates should be persons who would likely be able to meet the “Responsibilities and Expectations of Directors” set forth in Community’s Corporate Governance Policy; (See “Where You Can Find More Information” included elsewhere in this joint proxy statement-prospectus.)
6.	In determining whether to recommend a director for re-election, the nominations committee will consider the director’s past attendance at meetings and participation in and contributions to the activities of the board;
7.	The nomination committee’s objective will be to recommend director nominees who can best perpetuate the success of the business of Community, be an effective director in conjunction with the full board, and represent shareholder interests through the exercise of sound judgment, using his or her diversity of experience in the areas described above; and
8.	The nominations committee may utilize such other criteria as it deems advisable.

PROPOSALS SUBMITTED TO COMMUNITY SHAREHOLDERS

PROPOSAL 1:	Issuance of up to 1,962,628 Shares of Community Common Stock in Connection with the Share Exchange

This joint proxy statement-prospectus is being furnished to Community shareholders as part of the solicitation of proxies by the Community board of directors for use at the Community special meeting to consider and vote on the proposal to issue up to 1,962,628 shares of Community common stock in connection with the share exchange. IF COMMUNITY SHAREHOLDERS FAIL TO APPROVE THE ISSUANCE OF THESE SHARES OF COMMUNITY COMMON STOCK IN CONNECTION WITH THE SHARE EXCHANGE, THE SHARE EXCHANGE CANNOT BE COMPLETED. Community shareholders should read this joint proxy statement-prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the share exchange agreement and the share exchange. A copy of the agreement and plan of share exchange as amended by the first modification to agreement and plan of share exchange (as amended, the “share exchange agreement”) is attached to this joint proxy statement-prospectus as Appendix “A.”

NASDAQ Shareholder Voting Rules.  Under the NASDAQ Stock Market Rules, a company listed on NASDAQ is required to obtain shareholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. In order to complete the share exchange, Community will need to issue common stock in two separate but related transactions (described below). The two transactions together will result in Community issuing common stock in excess of 20% of the number of shares of common stock currently outstanding. For this reason, Community must obtain the approval of Community shareholders for the issuance of shares of Community common stock in order to complete the share exchange.

Community Shares Issued in Exchange for First Financial Shares.  If the share exchange is completed, each share of First Financial common stock will be exchanged into as many as 0.153 shares of Community common stock, subject to downward adjustment. (We refer to the 0.153 exchange rate as it may be adjusted as the “exchange ratio.”) See “The Share Exchange Agreement — What First Financial Shareholders Will Receive in the Share Exchange”, on page 82 for a description of the exchange ratio adjustment.

The exchange ratio will not be adjusted to reflect changes in the market prices of Community common stock or First Financial common stock prior to closing. Further, each share of Community common stock outstanding immediately prior to the share exchange will remain outstanding immediately following the share exchange.

If we complete the share exchange, we estimate that Community would issue up to 841,678 shares of Community common stock in the share exchange to the First Financial common stock shareholders. This includes up to 786,322 shares to current holders of First Financial common stock and up to an additional 55,356 shares in the event that all holders of First Financial stock options choose to exercise his or her options instead of electing to receive the cash consideration contemplated by the share exchange agreement. Community anticipates most option holders will elect the cash payment contemplated in the share exchange agreement and not exercise their options to receive Community common stock in the share exchange.

Community Common Stock Issued to Raise Capital for the Share Exchange.  In connection with the share exchange, Community has entered subscription agreements with various institutional and accredited investors to sell immediately prior to the closing of the share exchange 1,120,950 shares of Community common stock for $22.33 per share for a total purchase price of $25,030,814. The primary purpose of this private placement is to increase Community’s capital levels in connection with its share exchange with First Financial. In order to obtain regulatory approval of the share exchange from the Board of Governors of the Federal Reserve System, the FDIC and Indiana Department of Financial Institutions, Community needs to raise its capital levels. The net proceeds of such sale, after fees paid to the placement agent and other expenses, are anticipated to be approximately $23.6 million. The capital raised will be in the form of $19.4 million in cash and approximately $4.47 million of value resulting from 3,309 shares of First Financial Series A preferred stock to be exchanged with Community for 200,000 shares of Community common stock, based upon a per share price of $22.33 ($4,466,000 in the aggregate) as provided by an agreement between Community and the holder of those 3,309 preferred shares. If at the time of the share exchange the liquidation preference of the 3,309 shares of Series A preferred stock ($1,000 per share) plus accrued and unpaid dividends exceeds $4,466,000, then Community will pay the holder of the 3,309 shares of Series A preferred stock the balance in cash. Alternatively, if the liquidation preference of the 3,309 shares of Series A preferred stock ($1,000 per share) plus accrued and unpaid dividends is less than $4,466,000, then the holder of the 3,309 Series A preferred shares will pay Community the balance in cash. The 3,309 shares of First Financial Series A preferred stock would be cancelled after the share exchange. Community intends to use the $23.6 million to both repurchase the First Financial Series A preferred stock in connection with the share exchange and contribute additional capital into Your Community Bank to increase the bank’s Tier 1 Capital. For more information, see “Additional Capital Resources” on page 94.

Voting Approval Requirements.  Approval of the stock issuance proposal will be approved if the number of votes cast in favor of the proposal at the special meeting exceeds the votes cast against the proposal. Abstentions will be counted as votes against the stock issuance proposal. Failures to vote and broker non-votes, if any, will have no effect on approval of this proposal. Approval of the stock issuance proposal is a condition to completion of the share exchange.

The Community board of directors unanimously recommends that its shareholders vote “FOR” the proposal to approve the issuance of up to 1,962,628 shares of Community common stock in connection with the share exchange.

PROPOSAL 2: Approval of the Adjournment or Postponement of the Community Special Meeting

The Community special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the stock issuance proposal.

If, at the Community special meeting, there are an insufficient number of shares of Community common stock present in person or by proxy to constitute a quorum or approve the stock issuance proposal, Community may propose to adjourn or postpone the special meeting, which will enable the Community board of directors to solicit additional proxies to establish a quorum or approve and adopt the stock issuance proposal. Community does not intend to call a vote on the stock issuance proposal at the Community special meeting if the votes cast in favor of the proposal are insufficient to approve it.

In the Community adjournment proposal, Community is asking its shareholders to authorize the holder of any proxy solicited by the Community board of directors to vote in favor of granting discretionary authority to proxy holders to adjourn the Community special meeting to another time and place for the purpose of soliciting additional proxies. If Community shareholders approve this adjournment proposal, Community could adjourn the Community special meeting and any adjourned session of the meeting to use the additional time to solicit additional proxies, including proxies from Community shareholders who have previously voted.

The Community adjournment proposal will be approved if the number of votes cast in favor of the proposal at the special meeting exceeds the votes cast against the proposal. Failures to vote, abstentions and broker non-votes, if any, will not have an effect on the approval of this proposal. Approval of the Community adjournment proposal is not a condition to completion of the share exchange.

The Community board of directors unanimously recommends that Community shareholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including the solicitation of additional proxies needed to approve the stock issuance proposal.

FIRST FINANCIAL SPECIAL MEETING
to be held on December 16, 2014

The First Financial board of directors is using this joint proxy statement-prospectus to solicit proxies from the holders of shares of First Financial common stock for use at the First Financial special meeting.

Together with this document, First Financial is also sending you a notice of the special meeting and a form of proxy that is being solicited by the First Financial board of directors. This joint proxy statement-prospectus summarizes the information that you need to know in order to cast your vote at the special meeting. You do not need to attend the special meeting in person to vote your shares.

Matters to be Considered

At the First Financial special meeting, First Financial will ask its shareholders to consider and vote on:

•	a proposal to adopt and approve the Agreement and Plan of Share Exchange, dated as of April 21, 2014, by and among Community and First Financial as such agreement and plan may be amended from time to time (the “share exchange proposal”);
•	a proposal to approve, on a non-binding, advisory basis, compensation that may be paid or become payable to First Financial named executive officers that is based on or otherwise relates to the share exchange (the “compensation proposal”); and
•	a proposal to approve the adjournment of the First Financial special meeting, if necessary or appropriate, to solicit additional proxies, if there are not sufficient votes at the time of the First Financial special meeting to approve the share exchange proposal (the “First Financial adjournment proposal”).

Voting Information

Record Date.  The close of business on October 17, 2014 has been fixed as the record date for determining the First Financial shareholders entitled to receive notice of and to vote at the First Financial special meeting.

Outstanding Number of Shares; One Vote per Share.  On October 17, 2014, there were 5,150,355 shares of First Financial common stock issued and outstanding, and First Financial had no other class of equity securities outstanding that was entitled to vote at this special meeting. Each share of First Financial common stock is entitled to one vote at the special meeting on each matter properly presented at the meeting.

Voting by First Financial Shareholders of Record.  If, at the close of business on October 17, 2014, your shares are registered directly in your name with First Financial’s transfer agent, Registrar and Transfer Company, you are considered the shareholder of record of those shares and First Financial has made these proxy materials available to you via the Internet or mailed them to you. You may vote your shares by Internet, telephone, or by mail as further described below. Your vote authorizes each member of First Financial’s board of directors as proxies, each with the power to appoint his or her substitute, to represent and vote your shares by proxy as you directed.

•	Vote by Internet — Visit the Internet voting website at www.proxyvote.com. Have your proxy card ready and follow the instructions on your screen. You will incur only your usual Internet charges. Available 24 hours a day, 7 days a week until 11:59 p.m. (Elizabethtown, Kentucky Time) on December 15, 2014.
•	Vote by Telephone — Use your telephone to vote by calling 1-800-690-6903. Have your proxy card ready and follow the instructions that you hear on the telephone. This is a toll-free call to you. Available 24 hours a day, 7 days a week until 11:59 p.m. (Elizabethtown, Kentucky Time) on December 15, 2014.
•	Vote by Mail — Mark, sign, and date your Proxy Card and return it in the postage-paid envelope provided. If you have misplaced the envelope for your proxy card, you may mail your proxy card to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you are voting by Internet or telephone, please do not mail your proxy card.

If you have misplaced the postage-paid envelope that was provided to you, please mail your voted proxy card to our transfer agent, Registrar and Transfer Company, P.O. Box 1158, Cranford, NJ 07016-9747.

Only the latest, dated proxy received from you, whether by Internet, telephone or mail, will be voted at the special meeting. If you vote by Internet or telephone, please do not mail your proxy card.

Voting By Beneficial Owners of Record — Street Name.  If at the close of business on October 17, 2014, your shares are held in street name in a stock brokerage account, by a bank, broker, trustee, or other nominee, you are considered the beneficial owner of such shares. These proxy materials are being made available to you by your bank, broker, trustee, or nominee that is considered the shareowner of record of those shares. As the beneficial owner, you have the right to direct, via the Internet or by telephone, your bank, broker, trustee, or nominee on how to vote your shares if the bank, broker, trustee, or nominee offers these options, or by signing and returning to them a proxy card. Your bank, broker, trustee, or nominee will send you instructions for voting your shares.

If you wish to vote in person at the special meeting but you hold your stock in street name (that is, in the name of a broker, bank, or other institution), then you must have a proxy from the broker, bank, or institution in order to vote at the special meeting.

Voting by Participants in First Financial’s KSOP.  The trustees of First Financial’s KSOP will solicit participants in and beneficiaries of the KSOP to direct the trustees as to the voting of shares held in their respective accounts under the KSOP.

How Your Votes Will Be Voted.  If you vote by Internet, telephone, or by signing and returning a proxy card, your shares will be voted in accordance with the instructions you provide. If you vote without providing contrary instructions, your proxy will be voted in the following manner:

•	for the share exchange proposal;
•	for the compensation proposal; and
•	for the First Financial adjournment proposal.

In accordance with Kentucky law, business to be conducted at the First Financial special meeting will be limited to the matters stated in First Financial’s notice of the special meeting.

The proxies being solicited may be exercised only at the special meeting and any adjournment of the special meeting and will not be used for any other meeting.

Revoking a Proxy.  You may revoke or change your proxy at any time before it is exercised by (i) filing with the Secretary of First Financial (First Financial Service Corporation, 2323 Ring Road, P.O. Box 5006., Elizabethtown, Kentucky 42702-5006) written notice of revocation; (ii) submitting to the Secretary a duly-executed proxy bearing a later date; or (iii) appearing at the special meeting and (after having given the Secretary notice of your intention to vote in person) voting your shares of First Financial common stock in person. If your shares are held through a broker, please contact the broker to revoke or change your proxy or obtain a proxy in order to vote in person at the special meeting. If you vote by Internet or telephone, you may change your proxy vote simply by voting again by Internet or telephone.

Votes Required.  Inspectors of Election, appointed for the special meeting, will count votes cast at the special meeting. Approval of the share exchange proposal requires the affirmative vote of a majority of the shares of First Financial common stock outstanding on the record date for the First Financial special meeting. Because the affirmative vote of the holders of at least a majority of the shares of First Financial common stock outstanding on the record date for the First Financial special meeting is needed to approve the share exchange proposal, an abstention or a broker non-vote will have the effect of a vote against the share exchange proposal.

The compensation proposal and the First Financial adjournment proposal will be approved if the votes cast for each proposal exceed the votes cast against the proposal at the special meeting. Abstentions as to these two proposals will not be counted as votes for or against and will not be included in calculating the number of votes necessary for approval of those matters.

Effect of Not Voting by Beneficial Owners; Broker Non-Votes.  If you are a beneficial owner and you do not provide voting instructions to your broker, bank, or other holder of record holding shares for you, your shares will not be voted with respect to any proposal for which your broker does not have discretionary authority to vote. Rules governing brokers, banks, and other entities of record holding your shares determine whether proposals presented at shareholder meetings are “discretionary” or “non-discretionary.” If a proposal is determined to be discretionary, your broker, bank, or other holder, of record is permitted to vote on the proposal without receiving voting instructions from you. A “broker non-vote” occurs with respect to a non-discretionary proposal when a bank, broker or other holder of record holding shares in street name for a beneficial owner submits a proxy voting those shares on a discretionary proposal, but not with respect to the non-discretionary proposal because that holder has not received voting instructions from the beneficial owner.

If you are a beneficial owner and do not provide voting instructions, your bank, broker, or other holder of record is permitted to vote your shares for the First Financial adjournment proposal but is not permitted to vote your shares on the share exchange proposal or the compensation proposal.

Shares subject to broker non-votes will be counted against the share exchange proposal but will not be counted as votes for or against the compensation proposal or the First Financial adjournment proposal. Broker non-votes will be counted in calculating the number of votes necessary for the approval of the share exchange proposal but will not be included in calculating the number of votes necessary for the approval of the compensation proposal or the First Financial adjournment proposal. Shares, however, represented by proxies containing both broker non-votes and a vote on any matter will be considered present at the special meeting for purposes of determining the existence of a quorum.

Quorum.  The presence in person or by proxy of at least a majority of the outstanding shares of First Financial common stock entitled to vote is necessary to constitute a quorum at the special meeting. A share of First Financial common stock is deemed present for quorum purposes once it is represented at First Financial’s special meeting. Shares of First Financial common stock represented by properly executed and returned proxies will be treated as present. Shares of First Financial common stock held in the name of an individual who attends First Financial’s special meeting are deemed present “in person” at the special meeting. Shares of First Financial common stock present at the special meeting that abstain from voting or that are the subject of broker non-votes will be counted as present for purposes of determining a quorum.

Proxy Solicitations

First Financial will pay all of the expenses of this solicitation of proxies. First Financial has retained Georgeson Inc., 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey, for a fee not to exceed $7,000, plus reimbursement of certain reasonable expenses, to assist in the solicitation of proxies and otherwise in connection with the special meeting. First Financial and its proxy solicitor will also request banks, brokers, trustee and other nominees holding shares of First Financial common stock beneficially owned by others to send these proxy materials to, and obtain voting instructions from, the beneficial owners and will reimburse such stockholders of record for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitation by First Financial’s directors, officers and employees. No additional compensation will be paid to directors, officers or employees for such solicitation efforts.

Directions to First Financial Shareholders’ Special Meeting

First Financial’s shareholders’ special meeting will be held at First Financial’s corporate offices, located at 2323 Ring Road, Elizabethtown, Kentucky 42702. If you need directions, please contact First Financial’s Corporate Secretary, at First Financial Service Corporation at the same address or call (270) 765-2131.

Shareholder Proposals for 2015 First Financial Annual Meeting of Shareholders

First Financial held its 2014 annual meeting of shareholders on May 21, 2014. First Financial does not expect to hold an annual meeting of shareholders for 2015 unless the share exchange is not completed. In order to be eligible for inclusion in First Financial’s proxy materials for the 2015 annual meeting of shareholders, if held, any shareholder proposal to take action at such meeting must be delivered to First Financial’s corporate headquarters no later than December 23, 2014 (Attn: Corporate Secretary, 2323 Ring

Road, P.O. Box 5006, Elizabethtown, Kentucky 42702-5006). First Financial urges that any such proposals be sent certified mail, return receipt requested.

First Financial expects to exercise discretionary voting authority granted under any proxy form which is properly executed and returned to First Financial on any matter not described in the proxy statement that may properly come before the 2015 Annual Meeting unless written notice of the matter is delivered to First Financial at its corporate offices, addressed to the Corporate Secretary of First Financial, no later than 30 days prior to the date of the 2015 Annual Meeting, currently scheduled for May 20, 2015.

Affiliate Agreements

In consideration of Community agreeing to enter into the share exchange agreement, each of the directors and executive officers of First Financial, solely in their role as an owner of shares of First Financial common stock and not in their roles as an officer or director of First Financial, entered into an affiliate agreement with Community. The affiliate agreements provide that the director or executive officer (as the case may be) agrees, among other things, to vote all of the shares owned beneficially by him or her in favor of the share exchange proposal. However, with respect to any shares of First Financial common stock over which the director or executive officer has or shares voting power solely in a fiduciary capacity, the affiliate agreements permit the director or executive officer to vote the shares in a manner he or she determines in good faith to be in the best interest of the beneficiary of the fiduciary obligations, which may or may not be in favor of the share exchange proposal. The affiliate agreements also contain certain non-competition and non-solicitation covenants.

The affiliate agreements provide that the directors’ and officers’ agreement to vote is subject to the absence of any of the following changes (by amendment, waiver or otherwise) to the share exchange agreement: (a) any decrease in the share exchange consideration not contemplated by the share exchange agreement; (b) any change in the form of the share exchange consideration; or (c) any change in the share exchange agreement or the structure of the transactions contemplated thereby that would, in the judgment of the officer or director, adversely affect the tax consequences to the officer or director from the share exchange.

As of October 17, 2014, the directors and executive officers of First Financial beneficially owned 887,222 shares, or approximately 17.23% of the outstanding shares of First Financial common stock. A copy of each form of affiliate agreements is attached as Appendix “G-1” and “G-2” to this joint proxy statement-prospectus and is incorporated herein by reference. First Financial shareholders are urged to read the form of each affiliate agreement in its entirety.

PROPOSALS SUBMITTED TO FIRST FINANCIAL SHAREHOLDERS

PROPOSAL 1: Adoption and Approval of the Agreement and Plan of Share Exchange

This joint proxy statement-prospectus is being furnished to First Financial shareholders as part of the solicitation of proxies by the First Financial board of directors for use at the First Financial special meeting to consider and vote on the proposal to adopt and approve the Agreement and Plan of Share Exchange, dated April 21, 2014, by and among Community and First Financial as such agreement and plan may be amended from time to time. IF FIRST FINANCIAL SHAREHOLDERS FAIL TO ADOPT AND APPROVE THE AGREEMENT AND PLAN OF SHARE EXCHANGE, THE SHARE EXCHANGE CANNOT BE COMPLETED. First Financial shareholders should read this joint proxy statement-prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the Agreement and Plan of Share Exchange and the share exchange. A copy of the Agreement and Plan of Share Exchange as amended by the First Modification to Agreement and Plan of Share Exchange is attached to this joint proxy statement-prospectus as Appendix “A.”

After careful consideration, the First Financial board of directors determined that the Agreement and Plan of Share Exchange, as amended, and the transactions it contemplates are in the best interests of First Financial and its shareholders and approved the Agreement and Plan of Share Exchange, as amended, and its contemplated transactions, including the share exchange. See “The Share Exchange — First Financial’s Reasons for the Share Exchange; Recommendation of the First Financial Board of Directors” included elsewhere in this joint proxy statement-prospectus for a more detailed discussion of the First Financial board of directors’ recommendation.

Approval of the share exchange proposal requires the affirmative vote of a majority of the shares of First Financial common stock outstanding on the record date for the First Financial special meeting.

The First Financial board of directors recommends that its shareholders vote “FOR” the adoption and approval of the Agreement and Plan of Share Exchange, dated April 21, 2014, by and among Community and First Financial as such agreement and plan may be amended from time to time. For a discussion of interests of First Financial’s directors and executive officers in the share exchange that may be different from, or in addition to, the interest of First Financial’s shareholders generally, see “Interests of First Financial Directors and Certain Executive Officers in the Share Exchange ” included elsewhere in this joint proxy statement-prospectus.

PROPOSAL 2: Non-Binding Advisory Vote Approving Compensation

The Dodd-Frank Act and Rule 14a-21(c) under the Securities Exchange Act of 1934 requires First Financial to provide its shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the named executive officers of First Financial as a result of the share exchange. The information about this compensation that we must present to First Financial shareholders is presented under the heading “Interests of First Financial Directors and Certain Executive Officers in the Share Exchange — Share Exchange-Related Compensation for First Financial’s Named Executive Officers.”

Accordingly, First Financial is requesting that First Financial shareholders approve the following resolution:

“RESOLVED, that the shareholders of First Financial Service Corporation approve, on a non-binding advisory basis, the compensation that may be paid or become payable to its named executive officers which is based on or otherwise relates to the share exchange, as disclosed in the joint proxy statement-prospectus relating to this special meeting of shareholders of First Financial in the section titled “Interests of First Financial Directors and Certain Executive Officers in the Share Exchange — Share Exchange-Related Compensation for First Financial’s Named Executive Officers.”

Approval of this proposal is not a condition to completion of the share exchange. The vote is advisory, and therefore not binding on First Financial or on Community or the board of directors or the compensation committees of First Financial or Community. Regardless of the outcome of this advisory vote, the compensation, includes amounts that First Financial is contractually obligated to pay and will still be payable, subject only to the conditions applicable to those obligations. Thus, the compensation will likely be paid, even if the compensation proposal is not approved.

The compensation proposal will be approved if the number of votes cast in favor of the proposal at the special meeting exceeds the votes cast against the proposal. Failures to vote, abstentions and broker non-votes, if any, will have no effect on approval of this proposal. Approval of the compensation proposal is not a condition to completion of the share exchange.

The First Financial board of directors recommends that its shareholders vote “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to First Financial’s named executive officers which is based on or otherwise relates to the share exchange.

PROPOSAL 3: Approval of the Adjournment or Postponement of the First Financial Special Meeting

The First Financial special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the share exchange proposal.

If, at the First Financial special meeting, there are an insufficient number of shares of First Financial common stock present in person or by proxy to constitute a quorum or approve the share exchange proposal, in accordance with its bylaws, First Financial may propose to adjourn or postpone the special meeting, which will enable the First Financial board of directors to solicit additional proxies to establish a quorum or approve the share exchange proposal. First Financial does not intend to call a vote on the share exchange proposal at the First Financial special meeting if the votes cast in favor of the proposal are insufficient to approve it.

In the First Federal adjournment proposal, First Financial is asking its shareholders to authorize the holder of any proxy solicited by the First Financial board of directors to vote in favor of granting discretionary authority to proxy holders to adjourn the First Financial special meeting to another time and place for the purpose of soliciting additional proxies. If First Financial shareholders approve this adjournment proposal, First Financial could adjourn the First Financial special meeting and any adjourned session of the meeting to use the additional time to solicit additional proxies, including proxies from First Financial shareholders who have previously voted.

The First Federal adjournment proposal will be approved if the number of votes cast in favor of the proposal at the special meeting exceeds the votes cast against the proposal. Failures to vote, abstentions and broker non-votes, if any, will not have an effect on approval of this proposal. Approval of the First Federal adjournment proposal is not a condition to completion of the share exchange.

The First Financial board of directors unanimously recommends that First Financial shareholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including the solicitation of additional proxies needed to approve the share exchange proposal.

INFORMATION ABOUT THE COMPANIES

Community Bank Shares of Indiana, Inc.

General.  Community was incorporated in December 1994 in the state of Indiana and is a bank holding company headquartered in New Albany, Indiana. Community’s two wholly-owned banking subsidiaries are Your Community Bank and The Scott County State Bank (“Scott County Bank”) (Your Community Bank and Scott County Bank are at times collectively referred to as the “banks”). Additionally, Community wholly-owns a captive insurance company, CBIN Insurance, Inc., which issues policies to the banks. In 2004 and 2006, Community issued floating rate subordinated debentures through two trusts formed by Community but not consolidated with it, and Community’s financial statements reflect the subordinated debt issued by Community to these trusts.

Your Community Bank was incorporated in the state of Indiana in December 1996. Your Community Bank is headquartered in New Albany, Indiana and is primarily engaged in the business of accepting demand, savings and time deposits and providing consumer and commercial loans to the general public in Southern Indiana and Kentucky. Your Community Bank is state chartered and is regulated by the Indiana Department of Financial Institutions, by the FDIC, and the Kentucky Department of Financial Institutions (with respect to its Kentucky branches). Your Community Bank has three wholly-owned subsidiaries to manage its investment portfolio.

Scott County Bank was incorporated in the state of Indiana in February 1982. Scott County Bank is headquartered in Scottsburg, Indiana and is primarily engaged in the business of accepting demand, savings and time deposits and providing consumer and commercial loans to the general public in Southern Indiana. Scott County Bank is state chartered regulated by the Indiana Department of Financial Institutions and is a member of the Federal Reserve System.

Community’s offices are located at 101 West Spring Street, New Albany, Indiana 47150 and its phone number is (812) 944-2224.

As of June 30, 2014, Community had consolidated total assets of $875.9 million, consolidated total deposits of $683.6 million and consolidated shareholders’ equity of $94.2 million.

Marketing Focus and Business Strategy.  Community’s current business strategy is to operate well-capitalized, profitable and independent community banks that have a significant presence in their primary market area. Community’s growth strategy is focused on expansion through organic growth within its market areas, including internal growth and branch expansion. The banks offer traditional deposit, loan and non-deposit investment products for commercial and consumer purposes.

The banks’ primary market area consist of Floyd, Clark and Scott counties in Southern Indiana and Fayette, Jefferson and Nelson counties in Kentucky, with a focus on the Louisville, Kentucky Standard Metropolitan Statistical Area, which has a population in excess of 1.2 million.

As part of its operations, Community regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. As a general rule, Community expects to publicly announce material transactions when a definitive agreement has been reached.

Banking Services.   The banks offer a full range of commercial and personal loans including secured and unsecured business loans of various terms to local businesses and professional organizations; consumer loans including home equity lines of credit, automobile and recreational vehicles, construction, and loans secured by deposit accounts; and residential real estate loans. The banks originate government guaranteed loans and conventional secondary market loans which are sold with the servicing released.

The banks offer a full range of deposit services and products that include interest-bearing and non-interest-bearing checking accounts, commercial accounts, savings and money market accounts, as well as certificates of deposit and individual retirement accounts (IRAs). The banks solicit these accounts from individuals, businesses and other professional organizations. These accounts are tailored to meet the needs in the banks’ principal market areas at rates competitive to those offered in the respective market areas. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (subject to aggregation rules).

The banks offer debit card services, online banking, mobile banking, safe deposit boxes, cashier’s checks, banking by mail and direct deposit. The banks are associated with an Automated Teller Machines (“ATMs”) network that is convenient for and offered free to its customers. The banks are committed to providing customers with the latest technological products and services and meeting the challenges relating to such technology.

Directors and Executive Officers.  The directors and executive officers of Community and Your Community Bank immediately before the completion of the share exchange will continue to be the directors and executive officers of Community and Your Community Bank, as the surviving entity in the share exchange, after the merger of First Financial into Community and of First Federal Savings Bank into Your Community Bank. Community has agreed to add one current First Financial director to Community’s board of directors following the share exchange and a second current director of First Financial to Your Community Bank’s board of directors following the share exchange.

Additional Information.  Additional information about Community and its subsidiaries is included in documents incorporated by reference in this joint proxy statement-prospectus. See “Where You Can Find More Information.”

First Financial Service Corporation

Description of Business

General Business Overview.  First Financial Service Corporation was incorporated in August 1989 under Kentucky law and became the holding company for First Federal Savings Bank effective on June 1, 1990. Since that date, First Financial has engaged in no significant activity other than holding the stock of First Federal Savings Bank and directing, planning and coordinating its business activities.

First Financial is headquartered in Elizabethtown, Kentucky. First Federal Savings Bank (the “Bank”) was originally founded in 1923 as a state-chartered institution and became federally chartered in 1940. In 1987, First Federal Savings Bank became a federally chartered savings bank and converted from mutual to stock form. First Federal Savings Bank is a member of the Federal Home Loan Bank (“FHLB”) of Cincinnati and, since converting to a state charter in 2003, has been subject to regulation, examination and supervision by the FDIC and the KDFI. The Bank’s deposits are insured by the Deposit Insurance Fund administered by the FDIC.

First Federal Savings Bank serves the needs and caters to the economic strengths of the local communities in which it operates, and it strives to provide a high level of personal and professional customer service. The Bank offers a variety of financial services to its retail and commercial banking customers. These services include personal and corporate banking services and personal investment financial counseling services.

First Federal Savings Bank’s full complement of lending services includes:

•	a broad array of residential mortgage products, both fixed and adjustable rate;
•	consumer loans, including home equity lines of credit, auto loans, recreational vehicle, and other secured and unsecured loans;
•	specialized financing programs to support community development;
•	mortgages for multi-family real estate;
•	commercial real estate loans;
•	commercial loans to businesses, including revolving lines of credit and term loans;
•	real estate development;

•	construction lending; and
•	agricultural lending.

The Bank also provides a broad selection of deposit instruments. These include:

•	multiple checking accounts for both personal and business accounts;
•	various savings accounts, including those for minors;
•	money market accounts;
•	tax qualified deposit accounts such as Health Savings Accounts and IRAs; and
•	a broad array of certificate of deposit products.

The Bank also supports its customers by providing services such as:

•	providing access to merchant bankcard services;
•	supplying various forms of electronic funds transfer;
•	providing cash management services;
•	providing debit cards and credit cards; and
•	providing mobile and Internet banking.

Through First Federal Savings Bank’s personal investment financial counseling services, it offers a wide variety of non-insured investments including mutual funds, equity investments, and fixed and variable annuities. The Bank invests in the wholesale capital markets to manage a portfolio of securities and uses various forms of wholesale funding. The security portfolio contains a variety of instruments, including callable debentures, taxable and non-taxable debentures, fixed and adjustable rate mortgage backed securities, collateralized mortgage obligations and corporate securities.

First Federal Savings Bank’s results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Its operations are also affected by non-interest income, such as service charges, loan fees, gains and losses from the sale of mortgage loans and revenue earned from bank owned life insurance. The Bank’s principal operating expenses, aside from interest expense, consist of compensation and employee benefits, occupancy costs, data processing expense, FDIC insurance premiums, costs associated with other real estate and provisions for loan losses.

Regulatory Matters.  Since January 2011, First Federal Savings Bank has operated under Consent Orders with the FDIC and KDFI. In the most recent Consent Order, First Federal Savings Bank agreed to achieve and maintain a Tier 1 capital ratio of 9.0% and a total risk-based capital ratio of 12.0% by June 30, 2012. First Federal Savings Bank also agreed that if it should be unable to reach the required capital levels by that date, and if directed in writing by the FDIC, then within 30 days First Federal Savings Bank would develop, adopt and implement a written plan to sell or merge itself into another federally insured financial institution. To date First Federal Savings Bank has not received such a written direction. The Consent Order also prohibits First Federal Savings Bank from declaring dividends without the prior written approval of the FDIC and KDFI and requires First Federal Savings Bank to develop and implement plans to reduce its level of non-performing assets and concentrations of credit in commercial real estate loans, maintain adequate reserves for loan and lease losses, implement procedures to ensure compliance with applicable laws, and take certain other actions. A copy of the most recent Consent Order is included as Exhibit 10.8 to First Financial’s 2011 Annual Report on Form 10-K filed with the SEC on March 30, 2012.

At June 30, 2014, First Federal Savings Bank’s Tier 1 capital ratio was 8.46% and the total risk-based capital ratio was 14.93%, compared to the minimum 9.00% and 12.00% capital ratios required by the Consent Order. For the seventh consecutive quarter, the Bank achieved and maintained the required total risk-based capital ratio.

At September 30, 2014, First Federal Savings Bank reported a Tier 1 capital ratio of 9.03% and was in compliance with all of the terms of the Consent Order.

The Consent Order requires the Bank to obtain the consent of the FDIC and the KDFI in order for First Federal Savings Bank to pay cash dividends to First Financial. In addition, due to First Federal Savings Bank’s designation as a “troubled institution,” First Federal Savings Bank cannot accept, renew or rollover brokered deposits, and is restricted in the amount of interest it can pay on deposits.

On April 20, 2011, First Financial entered into a formal agreement with the Federal Reserve Bank of St. Louis, which requires First Financial to obtain regulatory approval before declaring any dividends and to take steps to ensure First Federal Savings Bank complies with the Consent Order. First Financial also may not redeem shares or obtain additional borrowings without the prior approval of the Federal Reserve Bank of St. Louis.

Bank regulatory agencies have discretion when an institution does not meet the terms of a consent order. The agencies may initiate changes in management, issue mandatory directives, impose monetary penalties or refrain from formal sanctions, depending on individual circumstances. Any action taken by bank regulatory agencies could damage First Financial’s reputation and have a material adverse effect on its business.

Market Area.  First Federal Savings Bank operates 17 full-service banking centers in six contiguous counties in central Kentucky along the Interstate 65 corridor and within the Louisville metropolitan area. The Bank’s markets range from Louisville in Jefferson County, Kentucky approximately 40 miles north of its headquarters in Elizabethtown, Kentucky to Hart County, Kentucky, approximately 30 miles south of Elizabethtown. The Bank’s markets are supported by a diversified industry base and have a regional population of over 1 million. First Federal Savings Bank operates in Hardin, Nelson, Hart, Bullitt, Meade and Jefferson counties in Kentucky. The Bank controls in the aggregate 19% of the deposit market share in its central Kentucky markets outside of Louisville.

The following table shows First Federal Savings Bank’s market share and rank in terms of deposits as of June 30, 2013, in each Kentucky county where it has offices. The Bank has four offices in Jefferson County, which is Louisville, Kentucky. The Louisville metropolitan area has a population of more than 1 million.

County	Number of Offices	First Financial Market Share %	First Financial Rank
Meade	2	45.0	2
Hardin	5	21.0	2
Bullitt	3	18.0	3
Hart	1	16.0	3
Nelson	2	9.0	5
Jefferson	4	0.9	14

Lending Activities.

Commercial Real Estate Lending.  At June 30, 2014, First Federal Savings Bank had $267.8 million outstanding in commercial real estate loans. The Bank originates commercial loans that are primarily secured by real estate and primarily in its market area. In recent years, the Bank has put greater emphasis on originating loans for small and medium-sized businesses from its various locations. The Bank makes commercial loans to a variety of industries. Substantially all of the commercial real estate loans it originates has adjustable interest rates with maturities of 20 years or less or are loans with fixed interest rates and maturities of five years or less. The security for commercial real estate loans includes retail businesses, warehouses, churches, apartment buildings and motels. In addition, the payment experience of loans secured by income producing properties typically depends on the success of the related real estate project and thus may be more vulnerable to adverse conditions in the real estate market or in the economy generally.

Loans secured by multi-family residential property, consisting of properties with more than four separate dwelling units, amounted to $22.9 million of the loan portfolio at December 31, 2013. These loans are included in the $279.9 million in commercial real estate loans outstanding at December 31,

2013. The Bank generally does not lend above 75% of the appraised values of multi-family residences on first mortgage loans. The mortgage loans the Bank currently offers on multi-family dwellings are generally one or five year ARMs with maturities of 20 years or less.

Residential Real Estate.  Residential mortgage loans are secured primarily by single-family homes. The majority of First Federal Savings Bank’s mortgage loan portfolio is secured by real estate in its markets outside of Louisville and its residential mortgage loans do not have sub-prime characteristics. Fixed rate residential real estate loans the Bank originates have terms ranging from ten to thirty years. Interest rates are competitively priced within the primary geographic lending market and vary according to the term for which they are fixed. At June 30, 2014, the Bank had $98.6 million in residential mortgage loans outstanding.

First Federal Savings Bank generally emphasizes the origination of adjustable-rate mortgage loans (“ARMs”) when possible. It offers seven ARM products with an annual adjustment, which is tied to a national index with a maximum adjustment of 2% annually, and a lifetime maximum adjustment cap of 6%. As of December 31, 2013, approximately 56% of the Bank’s residential real estate loans were adjustable rate loans with adjustment periods ranging from one to seven years and balloon loans of seven years or less. Originating these ARMs can be more difficult in a low interest rate environment where there is a significant demand for fixed rate mortgages. The Bank limits the maximum loan-to-value ratio on one-to-four-family residential first mortgages to 90% of the appraised value and generally limits the loan-to-value ratio on second mortgages on one-to-four-family dwellings to 90%.

Commercial Business Lending.  First Federal Savings Bank makes secured and unsecured loans for commercial, corporate, business, and agricultural purposes, including issuing letters of credit and engaging in inventory financing and commercial leasing activities. Commercial loans generally are made to small-to-medium size businesses located within the Bank’s defined market area. Commercial loans generally carry a higher yield and are made for a shorter term than real estate loans. Commercial loans, however, involve a higher degree of risk than residential real estate loans due to potentially greater volatility in the value of the assigned collateral, the need for more technical analysis of the borrower’s financial position, the potentially greater impact that changing economic conditions may have on the borrower’s ability to retire debt, and the additional expertise required for commercial lending personnel. Commercial business loans outstanding at June 30, 2014, totaled $24.5 million.

Consumer Lending.  Consumer loans include loans on automobiles, boats, recreational vehicles and other consumer goods, as well as loans secured by savings accounts, home improvement loans, and unsecured lines of credit. As of December 31, 2013, consumer loans outstanding were $67.1 million. Home equity lines of credit as of December 31, 2013, totaled $41.9 million.

First Federal Savings Bank’s underwriting standards reflect the greater risk in consumer lending than in residential real estate lending. Among other things, the capacity of individual borrowers to repay can change rapidly, particularly during an economic downturn, collection costs can be relatively higher for smaller loans, and the value of collateral may be more likely to depreciate. The Bank’s Consumer Lending Policy establishes the appropriate consumer lending authority for all loan officers based on experience, training, and past performance for approving high quality loans. Loans beyond the authority of individual officers must be approved by additional officers, the Executive Loan Committee or the Board of Directors, based on the size of the loan. The Bank requires detailed financial information and credit bureau reports for each consumer loan applicant to establish the applicant’s credit history, the adequacy of income for debt retirement, and job stability based on the applicant’s employment records. Co-signers are required for applicants who are determined marginal or who fail to qualify individually under these standards. Adequate collateral is required on the majority of consumer loans. The Executive Credit Committee monitors and evaluates unsecured lending limits by each loan officer.

The indirect consumer loan portfolio is comprised of new and used automobile, motorcycle and all-terrain vehicle loans originated on First Federal Savings Bank’s behalf by a select group of auto dealers within the service area. Indirect consumer loans are considered to have greater risk of loan losses than direct consumer loans due to, among other things: borrowers may have no existing relationship with us; borrowers may not be residents of the lending area; less detailed financial statement information may be collected at application; collateral values can be more difficult to determine; and the condition of vehicles securing the loan can deteriorate rapidly. All applications are approved by specific lending officers, selected based on experience in this field, who obtain credit bureau reports on each application to assist in the decision. Aggressive collection procedures encourage more timely recovery of late payments. At June 30, 2014, total loans under the indirect consumer loan program totaled $13.1 million.

Subsidiary Activities.  First Service Corporation of Elizabethtown (“First Service”), First Financial’s licensed brokerage affiliate, provides investment services to First Federal Savings Bank’s customers and offers tax-deferred annuities, government securities, mutual funds, and stocks and bonds. First Service employs four full-time employees. The net income of First Service was $109,000 for the year ended December 31, 2013.

Heritage Properties, LLC, holds real estate acquired through foreclosure that is available for sale. As of June 30, 2014, Heritage held twenty-seven properties valued at $11.2 million.

First Federal Savings Bank provides title insurance coverage for mortgage borrowers through First Heartland Title, LLC. The subsidiary is a joint venture with a title insurance company in Hardin County and the Bank holds a 48% interest in First Heartland Title. The subsidiary generated $143,000 in income for the year ended December 31, 2012, of which the Bank’s portion was $69,000.

Competition.  The banking business is highly competitive. First Federal Savings Bank faces substantial competition both in attracting and retaining deposits and in lending. Direct competition for deposits comes from commercial banks, savings institutions, and credit unions located in north-central Kentucky, and less directly from money market mutual funds, prepaid card services and from sellers of corporate and government debt securities.

The primary competitive factors in lending are interest rates, loan origination fees and the range of services offered by the various financial institutions. Competition for origination of real estate loans normally comes from commercial banks, savings institutions, mortgage bankers, mortgage brokers, and insurance companies. Many of these competitors have substantially greater resources and lending limits than First Federal Savings Bank currently has.

First Federal Savings Bank has offices in nine cities in six central Kentucky counties. In addition to the financial institutions with offices in these counties, the Bank competes with several commercial banks and savings institutions in surrounding counties, many of which have assets substantially greater than the Bank has. These competitors attempt to gain market share through their financial product mix, pricing strategies, Internet banking and banking center locations. In addition, Kentucky’s interstate banking statute, which permits banks in all states to enter the Kentucky market if they have reciprocal interstate banking statutes, has further increased competition for the Bank. First Financial believes that competition from both bank and non-bank entities will continue to remain strong in the near future.

Employees.  As of December 31, 2013, First Financial employed 278 employees, of which 267 were full-time and 11 part-time. None of First Financial’s employees are subject to a collective bargaining agreement and management considers its relationship with employees to be good.

Regulation.

General Regulatory Matters.  First Federal Savings Bank is a Kentucky chartered commercial bank and is subject to supervision and regulation, which involves regular bank examinations, by both the FDIC and the KDFI. The Bank’s deposits are insured by the FDIC.

In connection with the Bank’s conversion, First Financial registered to become a bank holding company under the Bank Holding Company Act of 1956, and is subject to supervision and regulation by the Federal Reserve Board. As a bank holding company, First Financial is required to file with the Federal Reserve Board annual and quarterly reports and other information regarding its business operations and the business operations of its subsidiaries. First Financial is also subject to examination by the Federal Reserve Board and to its operational guidelines. First Financial is subject to the Bank Holding Company Act and other federal laws and regulations regarding the types of activities in which it may engage, and to other supervisory requirements, including regulatory enforcement actions for violations of laws and regulations.

Regulators have broad enforcement powers over bank holding companies and banks, including, but not limited to, the power to mandate or restrict particular actions, activities, or divestitures, impose monetary fines and other penalties for violations of laws and regulations, issue consent, cease and desist or removal orders, seek injunctions, publicly disclose such actions and prohibit unsafe or unsound practices. This authority includes both informal actions and formal actions to effect corrective actions or sanctions.

Certain regulatory requirements applicable to First Financial and First Federal Savings Bank are referred to below or elsewhere in this filing. The description of statutory provisions and regulations applicable to banks and their holding companies set forth in this joint proxy statement-prospectus does not purport to be a complete description of such statutes and regulations and their effect on First Financial or First Federal Savings Bank and is qualified in its entirety by reference to the actual laws and regulations.

First Federal Savings Bank is required by regulation to maintain adequate levels of capital to support its operations. In its 2012 Consent Order, First Federal Savings Bank agreed to achieve and maintain a Tier 1 capital ratio of 9.0% and a total risk-based capital ratio of 12.0% by June 30, 2012.

On April 20, 2011 First Financial entered into a formal agreement with the Federal Reserve Bank of St. Louis which requires First Financial to obtain regulatory approval before declaring any dividends. First Financial also may not redeem shares or obtain additional borrowings without prior approval.

Acquisitions, Change in Control and Branching.  As a bank holding company, First Financial must obtain Federal Reserve Board approval before acquiring, directly or indirectly, ownership or control of more than 5% of the voting stock of a bank, and before engaging in, or acquiring a company that is not a bank but is engaged in certain non-banking activities. In approving these acquisitions, the Federal Reserve Board considers a number of factors, and weighs the expected benefits to the public such as greater convenience, increased competition and gains in efficiency, against the risks of possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board also considers the financial and managerial resources of the bank holding company, its subsidiaries and any company to be acquired, and the effect of the proposed transaction on these resources. It also evaluates compliance by the holding company’s financial institution subsidiaries and the target institution with the Community Reinvestment Act. The Community Reinvestment Act generally requires each financial institution to take affirmative steps to ascertain and meet the credit needs of its entire community, including low and moderate income neighborhoods.

Federal law also prohibits a person or group of persons from acquiring “control” of a bank holding company without notifying the Federal Reserve Board in advance and then only if the Federal Reserve Board does not object to the proposed transaction. The Federal Reserve Board has established a rebuttable presumptive standard that the acquisition of 10% or more of the voting stock of a bank holding company, in the absence of a larger shareholder, would constitute an acquisition of control of the bank holding company. In addition, any company is required to obtain the approval of the Federal Reserve Board before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of a bank holding company’s voting securities, or otherwise obtaining control or a “controlling influence” over a bank holding company.

Kentucky law generally permits a Kentucky chartered bank to establish a branch office in any county in Kentucky. A Kentucky bank may also, subject to regulatory approval and certain restrictions, establish a branch office outside of Kentucky. Well-capitalized Kentucky banks that have been in operation at least three years and that satisfy certain criteria relating to, among other things, their composite and management ratings, may establish a branch in Kentucky without the approval of the Commissioner of the KDFI, upon notice to the KDFI and any other state bank with its main office located in the county where the new branch will be located. Branching by all other banks requires the approval of the Commissioner of the KDFI, who must ascertain and determine that the public convenience and advantage will be served and promoted and that there is a reasonable probability of the successful operation of the branch. In any case, the transaction must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

Section 613 of the Dodd-Frank Act effectively eliminated the interstate branching restrictions set forth in the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Banks located in any state may now de novo branch in any other state, including Kentucky. Such unlimited branching power will likely increase competition within the markets in which First Financial and First Federal Savings Bank operate.

Other Financial Activities.  The Gramm-Leach-Bliley Act of 1999 permits a bank holding company to elect to become a financial holding company, which permits the holding company to conduct activities that are “financial in nature.” To become and maintain its status as a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well managed, and have at least a satisfactory Community Reinvestment Act rating. First Financial not filed an election to become a financial holding company and is ineligible to do so due to First Federal Savings Bank’s “troubled institution” designation and entering into the Consent Order.

Subject to certain exceptions, insured state banks are permitted to control or hold an interest in a financial subsidiary that engages in a broader range of activities than are permissible for national banks to engage in directly, subject to any restrictions imposed on a bank under the laws of the state under which it is organized. Conducting financial activities through a bank subsidiary can impact capital adequacy and regulatory restrictions may apply to affiliate transactions between the bank and its financial subsidiaries.

Other Holding Company Regulations.  Federal law substantially restricts transactions between financial institutions and their affiliates. As a result, a bank is limited in extending credit to its holding company (or any non-bank subsidiary), in investing in the stock or other securities of the bank holding company or its non-bank subsidiaries, and/or in taking such stock or securities as collateral for loans to any borrower. Moreover, transactions between a bank and a bank holding company (or any non-bank subsidiary) for loans to any borrower must generally be on terms and under circumstances at least as favorable to the bank as those prevailing in comparable transactions with independent third parties or, in the absence of comparable transactions, on terms and under circumstances that in good faith would be available to nonaffiliated companies.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and to commit resources for their support. Such support may restrict First Financial’s ability to pay dividends, and may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. A bank holding company may also be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. In addition, any capital loans by First Financial to First Federal Savings Bank are subordinate in right of payment to deposits and to certain other indebtedness of First Federal Savings Bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of subsidiary banks will be assumed by the bankruptcy trustee and entitled to a priority of payment. The Dodd-Frank Act codifies the Federal Reserve Board’s existing “source of strength” policy that holding companies act as a source of strength to their insured institution subsidiaries by providing capital, liquidity and other support in times of distress.

Regulatory Capital Requirements.  The Federal Reserve Board and the FDIC have substantially similar risk-based and leverage capital guidelines applicable to the banking organizations they supervise. Under the risk-based capital requirements, First Federal Savings Bank is generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital (4%) must be composed of common equity, retained earnings and qualifying perpetual preferred stock and certain hybrid capital instruments, less certain intangibles (“Tier 1 capital”). The remainder may consist of certain subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the loan loss allowance (“Tier 2 capital” which, together with Tier 1 capital, composes “total capital”). To be considered well-capitalized under the risk-based capital guidelines, an institution must maintain a total risk-weighted capital ratio of at least 10% and a Tier 1 risk-weighted ratio of 6% or greater.

The Federal Deposit Insurance Corporation Act of 1991 (“FDICIA”), among other things, identifies five capital categories for insured depository institutions: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Due to the losses First Federal Savings Bank has incurred in recent quarters and its elevated levels of non-performing loans and other real estate, the FDIC, KDFI and First Federal Savings Bank entered into the Consent Order described above under “Regulatory Matters.” The Consent Order resulted in First Federal Savings Bank being categorized as a “troubled institution” by bank regulators, which by definition does not permit First Federal Savings Bank to be considered “well-capitalized”. The “troubled institution” designation also prohibits First Federal Savings Bank from accepting, renewing or rolling over brokered deposits and restricts the amount of interest First Federal Savings Bank may pay on deposits. Unless First Federal Savings Bank is granted a waiver because it resides in a market that the FDIC determines is a high rate market, First Federal Savings Bank is limited to paying deposit interest rates 0.75% above the average rates computed by the FDIC. First Federal Savings Bank has elected not to pursue such a waiver and to adhere to the average rates computed by the FDIC plus the 0.75% rate cap.

FDICIA also requires the bank regulatory agencies to implement systems for “prompt corrective action” for institutions that fail to meet minimum capital requirements within these five categories, with progressively more severe restrictions on operations, management and capital distributions according to the category in which an institution is placed. Failure to meet capital requirements can also cause an institution to be directed to raise additional capital. FDICIA also mandates that the agencies adopt safety and soundness standards relating generally to operations and management, asset quality and executive compensation, and authorizes administrative action against an institution that fails to meet such standards.

In addition, the Federal Reserve Board and the FDIC have each adopted risk-based capital standards that explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by each agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy. In addition to the “prompt corrective action” directives, failure to meet capital guidelines can subject a banking organization to a variety of other enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC, and under some conditions the appointment of a conservator or receiver.

New Capital Requirements.  In December 2010 and January 2011, the Basel Committee on Banking Supervision published the final texts of reforms on capital and liquidity generally referred to as “Basel III.” Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by United States banking regulators in developing new regulations applicable to other banks in the United States, including First Federal Savings Bank. However, the capital requirements imposed on First Federal Savings Bank by its Consent Order are already higher than Basel III.

For banks in the United States, among the most significant provisions of Basel III concerning capital are the following:

•	A minimum ratio of common equity to risk-weighted assets reaching 4.5%, plus an additional 2.5% as a capital conservation buffer, by 2019 after a phase-in period.
•	A minimum ratio of Tier 1 capital to risk-weighted assets reaching 6.0% by 2019 after a phase-in period.
•	A minimum ratio of total capital to risk-weighted assets, plus the additional 2.5% capital conservation buffer, reaching 10.5% by 2019 after a phase-in period.

•	An additional countercyclical capital buffer to be imposed by applicable national banking regulators periodically at their discretion, with advance notice.
•	Restrictions on capital distributions and discretionary bonuses applicable when capital ratios fall within the buffer zone.
•	Deduction from common equity of deferred tax assets that depend on future profitability to be realized.
•	Increased capital requirements for counterparty credit risk relating to OTC derivatives, repos and securities financing activities.
•	For capital instruments issued on or after January 13, 2013 (other than common equity), a loss-absorbency requirement such that the instrument must be written off or converted to common equity if a trigger event occurs, either pursuant to applicable law or at the direction of the banking regulator. A trigger event is an event under which the banking entity would become nonviable without the write-off or conversion, or without an injection of capital from the public sector. The issuer must maintain authorization to issue the requisite shares of common equity if conversion were required.

The Basel III provisions on liquidity include complex criteria establishing a liquidity coverage ratio (“LCR”) and net stable funding ratio (“NSFR”). The purpose of the LCR is to ensure that a bank maintains adequate unencumbered, high quality liquid assets to meet its liquidity needs for 30 days under a severe liquidity stress scenario. The purpose of the NSFR is to promote more medium and long-term funding of assets and activities, using a one-year horizon. Although Basel III is described as a “final text,” it is subject to the resolution of certain issues and to further guidance and modification, as well as to adoption by United States banking regulators, including decisions as to whether and to what extent it will apply to United States banks that are not large, internationally active banks.

Dividends.  First Financial is a legal entity separate and distinct from First Federal Savings Bank. The majority of First Financial’s revenue is from dividends it receives from First Federal Savings Bank. First Federal Savings Bank is subject to laws and regulations that limit the amount of dividends it can pay. If, in the opinion of a federal regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the agency may require, after notice and a hearing, that the institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under FDICIA, an insured institution may not pay a dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the Federal Reserve Board and the FDIC have issued policy statements providing that bank holding companies and banks should generally pay dividends only out of current operating earnings.

Under Kentucky law, dividends by Kentucky banks may be paid only from current or retained net profits. Before any dividend may be declared for any period (other than with respect to preferred stock), a bank must increase its capital surplus by at least 10% of the net profits of the bank for the period until the bank’s capital surplus equals the amount of its stated capital attributable to its common stock. Moreover, the KDFI Commissioner must approve the declaration of dividends if the total dividends to be declared by a bank for any calendar year would exceed the bank’s total net profits for such year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock or debt. First Federal Savings Bank is also subject to the Kentucky Business Corporation Act, which generally prohibits dividends to the extent they result in the insolvency of the corporation from a balance sheet perspective or if becoming unable to pay debts as they come due. Under the terms of the Consent Order described under “Regulatory Matters” above, First Federal Savings Bank cannot pay any dividends or distributions without prior regulatory approval. First Financial has also agreed with the Federal Reserve Bank of St. Louis to not pay any dividends or distributions without prior regulatory approval.

Consumer Protection Laws.  First Federal Savings Bank is subject to a number of federal and state laws designed to protect borrowers and promote lending to various sectors of the economy and population. These laws include, among others, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, and state law counterparts.

Home Mortgage Disclosure Act (“HMDA”).  HMDA has grown out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics, as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. HMDA requires institutions to report data regarding applications for loans for the purchase or improvement of single family and multi-family dwellings, as well as information concerning originations and purchases of such loans. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices. The appropriate federal banking agency, or in some cases the Department of Housing and Urban Development, enforces compliance with HMDA and implements its regulations. Administrative sanctions, including civil money penalties, may be imposed by supervisory agencies for violations of HMDA.

Equal Credit Opportunity Act.  This statute prohibits discrimination against an applicant in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs or good faith exercise of any rights under the Consumer Credit Protection Act. Under the Fair Housing Act, it is unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. Among other things, these laws prohibit a lender from denying or discouraging credit on a discriminatory basis, making excessively low appraisals of property based on racial considerations, or charging excessive rates or imposing more stringent loan terms or conditions on a discriminatory basis. In addition to private actions by aggrieved borrowers or applicants for actual and punitive damages, the U.S. Department of Justice and other regulatory agencies can take enforcement action seeking injunctive and other equitable relief or sanctions for alleged violations.

Truth in Lending Act (“TILA”).  TILA is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As result of TILA, all creditors must use the same credit terminology and expressions of rates, and disclose the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule for each proposed loan. Violations of TILA may result in regulatory sanctions and in the imposition of both civil and, in the case of willful violations, criminal penalties. Under certain circumstances, TILA also provides a consumer with a right of rescission, which if exercised within three business days would require the creditor to reimburse any amount paid by the consumer to the creditor or to a third party in connection with the loan, including finance charges, application fees, commitment fees, title search fees and appraisal fees. Consumers may also seek actual and punitive damages for violations of TILA.

Real Estate Settlement Procedures Act (“RESPA”).  RESPA requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. RESPA also prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts. Violations of RESPA may result in imposition of penalties, including: (1) civil liability equal to three times the amount of any charge paid for the settlement services or civil liability of up to $1,000 per claimant, depending on the violation; (2) awards of court costs and attorneys’ fees; and (3) fines of not more than $10,000 or imprisonment for not more than one year, or both.

Fair Credit Reporting Act (“FCRA”).  FCRA requires First Federal Savings Bank to adopt and implement a written identity theft prevention program, paying particular attention to several identified “red flag” events. The program must assess the validity of address change requests for card issuers and for users of consumer reports to verify the subject of a consumer report in the event of notice of an address discrepancy. FCRA gives consumers the ability to challenge banks with respect to credit reporting information provided by the bank. FCRA also prohibits banks from using certain information it may acquire from an affiliate to solicit the consumer for marketing purposes unless the consumer has been given notice and an opportunity to opt out of such solicitation for a period of five years.

Loans to One Borrower.  Under current limits, loans and extensions of credit outstanding at one time to a single borrower and not fully secured generally may not exceed 15% of an institution’s unimpaired capital and unimpaired surplus. Loans and extensions of credit fully secured by certain readily marketable collateral may represent an additional 10% of unimpaired capital and unimpaired surplus.

Federal law currently contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

The Community Reinvestment Act (“CRA”).  This statute requires the FDIC to assess First Federal Savings Bank’s record in meeting the credit needs of the communities it serves, including low- and moderate-income neighborhoods and persons. The FDIC’s assessment of First Federal Savings Bank’s record is made available to the public. The assessment also is part of the Federal Reserve Board’s consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, to establish a new branch office or to relocate an office. The Federal Reserve Board will also assess the CRA record of the subsidiary banks of a bank holding company in its consideration of any application to acquire a bank or other bank holding company, which may be the basis for denying the application.

Bank Secrecy Act (“BSA”).  BSA was enacted to deter money laundering, establish regulatory reporting standards for currency transactions and improve detection and investigation of criminal, tax and other regulatory violations. BSA and subsequent laws and regulations require management to take steps to prevent the use of First Federal Savings Bank in the flow of illegal or illicit money, including, without limitation, ensuring effective management oversight, establishing sound policies and procedures, developing effective monitoring and reporting capabilities, ensuring adequate training and establishing a comprehensive internal audit of BSA compliance activities.

In recent years, federal regulators have increased the attention paid to compliance with the provisions of BSA and related laws, with particular attention paid to “Know Your Customer” practices. Banks have been encouraged by regulators to enhance their identification procedures prior to accepting new customers in order to deter criminal elements from using the banking system to move and hide illegal and illicit activities.

USA Patriot Act.  The Patriot Act contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The Patriot Act requires financial institutions to implement policies and procedures to combat money laundering and the financing of terrorism, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Patriot Act also grants the Secretary of the U.S. Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. In addition, the Patriot Act requires the federal bank regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

First Financial and First Federal Savings Bank, like all U.S. companies and individuals, are prohibited from transacting business with certain individuals and entities named on the Office of Foreign Asset Control’s (“OFAC”) list of Specially Designated Nationals and Blocked Persons. Failure to comply may result in fines and other penalties. OFAC issued guidance for financial institutions in which it asserted that it may, in its discretion, examine institutions determined to be high risk or to be lacking in their efforts to comply with these prohibitions.

Federal Deposit Insurance Assessments.  The deposits of First Federal Savings Bank are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and are subject to deposit insurance assessments to maintain that Fund. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating.

In 2007, the FDIC imposed deposit assessment rates based on the risk category of insured banks. Risk Category I is the lowest risk category while Risk Category IV is the highest risk category. Because of favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund of the FDIC at that time, well-capitalized and well-managed banks, have in recent years paid minimal premiums for FDIC insurance.

On October 16, 2008, the FDIC published a restoration plan designed to replenish the Deposit Insurance Fund over a period of five years and to increase the deposit insurance reserve ratio, which decreased to 1.01% of insured deposits on June 30, 2008, to the statutory minimum of 1.15% of insured deposits by December 31, 2013. In order to implement the restoration plan, the FDIC proposed to change both its risk-based assessment system and its base assessment rates. For the first quarter of 2009 only, the FDIC increased all FDIC deposit assessment rates by 7 basis points. These new rates range from 12 to 14 basis points for Risk Category I institutions to 50 basis points for Risk Category IV institutions. Under the FDIC’s restoration plan, the FDIC proposed to establish new initial base assessment rates that will be subject to adjustment as described below. Beginning April 1, 2009, the base assessment rates would range from 12 to 16 basis points for Risk Category I institutions to 45 basis points for Risk Category IV institutions.

Changes to the risk-based assessment system include increasing premiums for institutions that rely on excessive amounts of brokered deposits, increasing premiums for excessive use of secured liabilities (including Federal Home Loan Bank advances), lowering premiums for smaller institutions with very high capital levels, and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10 billion in assets, while providing a reduction for their unsecured debt.

Either an increase in the Risk Category of First Financial’s bank subsidiary or adjustments to the base assessment rates could result in a material increase in First Federal Savings Bank’s expense for federal deposit insurance. Because First Federal Savings Bank entered into the Consent Order and is designated a “troubled institution” it is in a higher risk category and now pays one of the highest deposit assessment rates.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize a predecessor to the Deposit Insurance Fund. The current annualized assessment rate is 1.14 basis points, or approximately .285 basis points per quarter. These assessments will continue until the Financing Corporation bonds mature in 2019.

The FDIC implemented a five basis point emergency special assessment on insured depository institutions as of June 30, 2009. The special assessment was paid on September 30, 2009. This assessment resulted in a cost of $477,000 and is reflected in First Financial’s income statement for 2009. The interim rule also authorizes the FDIC to impose an additional emergency assessment of up to 10 basis points in respect to deposits for quarters ended after June 30, 2009 if necessary to maintain public confidence in federal deposit insurance. In addition, during the fourth quarter of 2009, the FDIC approved that all banks prepay three and a quarter years’ worth of FDIC assessments on December 31, 2009. The prepayment is based on average third quarter deposits. The prepaid amount will be amortized over the prepayment period. First Federal Savings Bank’s prepayment was $7.5 million and has now been fully amortized.

On February 7, 2011, the FDIC Board of Directors adopted a final rule (with changes that went into effect beginning with the second quarter 2011), which redefined the deposit insurance assessment base as required by the Dodd-Frank Act; made changes to assessment rates; implemented Dodd-Frank’s Deposit Insurance Fund dividend provisions; and revised the risk-based assessment system for all large insured depository institutions, which are generally those institutions with at least $10 billion in total assets. Nearly all of the 7,600-plus institutions with assets less than $10 billion paid smaller assessments as a result of this final rule. The final rule:

•	Redefined the deposit insurance assessment base as average consolidated total assets minus average tangible equity (defined as Tier I Capital);
•	Made generally conforming changes to the unsecured debt and brokered deposit adjustments to assessment rates;
•	Created a depository institution debt adjustment;
•	Eliminated the secured liability adjustment; and
•	Adopted a new assessment rate schedule effective April 1, 2011, and, in lieu of dividends, other rate schedules when the reserve ratio reaches certain levels.

The FDIC is authorized to set the reserve ratio for the Deposit Insurance Fund annually at between 1.15% and 1.50% of estimated insured deposits. The Dodd-Frank Act mandates that the statutory minimum reserve ratio of the Deposit Insurance Fund increase from 1.15% to 1.35% of insured deposits by September 30, 2020. Banks with assets of less than $10 billion are exempt from any additional assessments necessary to increase the reserve fund above 1.15%.

The FDIC may terminate the deposit insurance of any insured depository institution, including First Federal Savings Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of First Federal Savings Bank’s deposit insurance.

Emergency Economic Stabilization Act (“EESA”).  Enacted in October 2008, EESA authorized the U.S. Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program (“TARP”). The U.S. Treasury allocated $250 billion towards the TARP Capital Purchase Program (“CPP”). Under the CPP, U.S. Treasury purchased debt or equity securities from participating institutions, including First Financial. For details regarding First Financial’s sale of $20 million of Series A preferred stock to the U.S. Treasury through the CPP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Capital” and Note 12 of the Notes to Consolidated Financial Statements. On April 29, 2013, U.S. Treasury sold First Financial’s Series A preferred stock to six funds in an auction. Following the sale, the full $20 million stated value of First Financial’s Series A preferred stock remains outstanding and its obligation to pay deferred and future dividends, currently at an annual rate of 9%, continues until First Financial’s Series A preferred stock are fully retired.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase was in place until December 31, 2013, and has since been made permanent by the Dodd-Frank Act.

American Recovery and Reinvestment Act (“ARRA”).  Enacted in February 2009, ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs.

Dodd-Frank Act.  The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 is intended to affect a fundamental restructuring of federal banking regulation. Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act additionally creates a new independent federal regulator to administer federal consumer protection laws.

The Dodd-Frank Act requires various federal agencies to promulgate numerous and extensive implementing regulations, which has been ongoing since 2010. It is difficult to predict what impact the implementing regulations will have on community banks like First Federal Savings Bank, including their lending and credit practices, until final regulations are adopted. Although the substance and scope of these forthcoming regulations cannot be determined at this time, it is expected that the implementing regulations, particularly those provisions relating to the new Consumer Financial Protection Bureau, will increase First Financial’s operating and compliance. Among the provisions that affect First Financial are the following:

Transactions with Affiliates and Insiders.  The Dodd-Frank Act applies Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transactions that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries is eliminated. The Dodd-Frank Act additionally prohibits an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10% of capital, is approved in advance by the disinterested directors.

Consumer Financial Protection Bureau.  The Dodd-Frank Act creates a new, independent federal agency called the Consumer Financial Protection Bureau (“CFPB”), which is granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the ECOA, TILA, RESPA, FCRA, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach Bliley Act (“GLBA”) and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB, but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB has authority to prevent unfair, deceptive or abusive acts or practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. Federal preemption of state consumer protection law requirements, traditionally an attribute of the federal savings association charter, has also been modified by the Dodd-Frank Act and now requires a case-by-case determination of preemption by the Office of the Comptroller of the Currency (“OCC”) and eliminates preemption for subsidiaries of a bank. Depending on the implementation of this revised federal preemption standard, the operations of First Federal Savings Bank could become subject to additional compliance burdens in the states in which it operates.

Ability to Repay (“ATR) Rule Qualified Mortgage Loans (“QML”s) — On January 10, 2013, the CFPB issued a final rule implementing the ATR requirement in the Dodd-Frank Act. The rule, among other things, requires lenders to consider a consumer’s ability to repay a mortgage loan before extending credit to the consumer and limits prepayment penalties. The rule also establishes certain protections from liability for mortgage lenders with regard to QMLs they originate. For this purpose, the rule defines QMLs to include loans with a borrower debt-to-income ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by the FNMA or Freddie Mac while they operate under Federal conservatorship or receivership, and loans eligible for insurance or guarantee by the Federal Housing Administration, U.S. Department of Veterans Affairs or U.S. Department of Agriculture. Additionally, QMLs may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest-only or negative amortization payments. The rule was effective January 10, 2014, and First Federal Savings Bank is currently evaluating its full impact on First Federal Savings Bank’s mortgage operations.

On January 17, 2013, the CFPB issued a series of final rules as part of an ongoing effort to address mortgage servicing reforms and create uniform standards for the mortgage servicing industry. The rules increase requirements for communications with borrowers, address requirements around the maintenance of customer account records, govern procedural requirements for responding to written borrower requests and complaints of errors, and provide guidance around servicing of delinquent loans, foreclosure proceedings and loss mitigation efforts, among other measures. These rules were also effective January 10, 2014 and will likely lead to increased costs to service loans across the mortgage industry. First Financial is continuing to evaluate these rules and their impact on First Federal Savings Bank’s mortgage operations.

Deposit Insurance.  The Dodd-Frank Act permanently increases the maximum deposit insurance amount for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and extended unlimited deposit insurance to non interest-bearing transaction accounts through December 1, 2012. The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. As described above, the Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. The Dodd-Frank Act also eliminates the federal statutory prohibition against the payment of interest on business checking accounts.

Capital.  Under the Dodd-Frank Act, the proceeds of trust preferred securities are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

Uncertainty remains as to ultimate impact of the Dodd-Frank Act, but the Board and management anticipates that the provisions summarized above, as well as others set forth in the Dodd-Frank Act, could have an adverse impact on the financial services industry as a whole and First Financial’s business, results of operations and financial condition.

Properties

First Financial’s executive offices and principal support are located at 2323 Ring Road in Elizabethtown, Kentucky. First Financial’s operational functions are located at 2323 Ring Road and 101 Financial Place in Elizabethtown, Kentucky. All of First Federal Savings Bank’s banking centers are located in Kentucky. The location of the Bank’s 17 full-service banking centers and an operations building, whether owned or leased, and their respective approximate square footage are described in the following table.

Banking Centers	Owned or Leased	Approximate Square Footage
ELIZABETHTOWN
2323 Ring Road	Owned	57,295
325 West Dixie Avenue	Owned	5,880
2101 North Dixie Avenue	Owned	3,150
101 Financial Place	Owned	20,619
RADCLIFF
475 West Lincoln Trail	Owned	2,728
1671 North Wilson Road	Owned	3,479
BARDSTOWN
401 East John Rowan Blvd.	Leased	4,500
315 North Third Street	Owned	1,271
MUNFORDVILLE
925 Main Street	Owned	2,928
SHEPHERDSVILLE
395 N. Buckman Street	Owned	7,600
1707 Cedar Grove Road	Leased	3,425
MT. WASHINGTON
279 Bardstown Road	Owned	6,310
BRANDENBURG
416 East Broadway	Leased	4,395
FLAHERTY
4055 Flaherty Road	Leased	1,216
LOUISVILLE
11810 Interchange Drive	Owned	4,675
3650 South Hurstbourne Parkway	Owned	4,428
12629 Taylorsville Road	Leased	3,479
301 Blakenbaker Parkway	Leased	3,479

Legal Proceedings

In the normal course of operations, First Financial and its subsidiaries may become defendants in various legal proceedings. Litigation is subject to inherent uncertainties and unfavorable rulings could occur. Currently, there are no material pending legal proceedings to which First Financial or its subsidiaries are a party, or to which any of their property is subject.

On February 11, 2013, seven plaintiffs filed a lawsuit against First Federal Savings Bank and two co-defendants in federal district court in Louisville, Kentucky. The plaintiffs’ complaint was dismissed on November 19, 2013. On November 22, 2013, the same plaintiffs filed a complaint in Kentucky state courts. Plaintiffs had invested in two companies organized by one of the co-defendants, which companies purchased commercial property in Addison, Illinois. Plaintiffs also guaranteed loans made by the First Federal Savings Bank to the two companies to finance the purchase of this same property, in the principal amount of $3,125,622.74. Plaintiffs alleged that the Bank and the co-defendants violated Kentucky statutes; committed common law fraud, negligence, and negligence per se; and breached fiduciary duties. Plaintiffs sought to rescind the lending documents and recover damages, including punitive damages. First Federal Savings Bank filed a counterclaim, cross-claim and third-party complaint to enforce the guaranty contracts against all guarantors. Earlier, in February 2013, the Bank had filed its own foreclosure lawsuit in Illinois state court to enforce its lending documents against the borrower and to sell the subject real estate collateral. On January 6, 2014, the Illinois court entered judgment in First Federal Savings Bank’s favor. In July 2014, the Bank, Plaintiffs and certain third party defendants settled their respective litigation claims against one and another in both the Kentucky and Illinois lawsuits and requested those claims be dismissed. First Federal Savings Bank has not dismissed its cross-claim in the Kentucky action against a co-defendant who was the organizer of the borrowers and who is a limited guarantor of the subject loan. The Bank intends to vigorously prosecute its interests in the claims remaining in the Kentucky state court lawsuit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

First Financial conducts its banking and financial services business through its wholly owned subsidiary bank, First Federal Savings Bank of Elizabethtown. References to the banking and related activities of First Financial in this Management’s Discussion and Analysis section include the banking and related activities it conducts through First Federal Savings Bank.

First Financial operates 17 full-service banking centers in six contiguous counties in central Kentucky along the Interstate 65 corridor and within the Louisville metropolitan area. Its markets range from Louisville in Jefferson County, Kentucky approximately 40 miles north of its headquarters in Elizabethtown, Kentucky to Hart County, Kentucky, approximately 30 miles south of Elizabethtown. First Financial’s markets are supported by a diversified industry base and have a regional population of over 1 million. First Financial operates in Hardin, Nelson, Hart, Bullitt, Meade and Jefferson counties in Kentucky. It controls in the aggregate 19% of the deposit market share in its central Kentucky markets outside of Louisville.

First Financial serves the needs and caters to the economic strengths of the local communities in which it operates, and strives to provide a high level of personal and professional customer service. First Financial offers a variety of financial services to its retail and commercial banking customers. These services include personal and corporate banking services and personal investment financial counseling services.

First Financial offers a wide variety of non-insured investments including mutual funds, equity investments, and fixed and variable annuities through its registered brokerage affiliate. First Financial also invests in the wholesale capital markets to manage a portfolio of securities and use various forms of wholesale funding. The security portfolio contains a variety of instruments, including callable debentures, taxable and non-taxable debentures, fixed and adjustable rate mortgage backed securities, collateralized mortgage obligations and corporate securities.

First Financial’s results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Its operations are also affected by non-interest income, such as service charges, loan fees, gains and losses from the sale of mortgage loans and revenue earned from bank owned life insurance. First Financial’s principal operating expenses, aside from interest expense, consist of compensation and employee benefits, occupancy costs, data processing expense, FDIC insurance premiums, costs associated with other real estate and provisions for loan losses.

This discussion and analysis section analyzes the major elements of the consolidated balance sheets and statements of operations of First Financial Service Corporation and its subsidiaries. This section should be read in conjunction with the consolidated financial statements and accompanying notes and other detailed information in Appendix “C” to this joint proxy statement-prospectus.

Recent Developments

On April 21, 2014, First Financial entered into the share exchange agreement with Community. Details regarding Community and the terms of the share exchange agreement are described in detail elsewhere in this joint proxy statement-prospectus.

At September 30, 2014, First Federal Savings Bank reported a Tier I capital ratio of 9.03% and was in compliance with all of the requirements of its Consent Order with the FDIC and KDFI as of the date of this joint proxy statement-prospectus.

Overview

Net loss attributable to common shareholders for the six months ended June 30, 2014 was $2.4 million or $0.48 per diluted common share compared to a net loss attributable to common shareholders of $1.4 million or $0.29 per diluted common share for the same period in 2013. Net loss attributable to common shareholders for the six months ended June 30, 2014 was $3.0 million or $0.60 per diluted common share compared to a net loss attributable to common shareholders of $1.5 million or $0.32 per diluted common share for the same period a year ago.

The net loss attributable to common shareholders for the six months ended June 30, 2014 included $1.4 million in charges related to non-recurring events. Merger related expense resulting from the agreement and plan of share exchange announced on April 21, 2014 was approximately $1.1 million. This includes $814,000 in compensation expense from the accelerated vesting of stock options and restricted stock awards under the Stock Option and Incentive Compensation Plan and $257,000 in legal, investment banking, and professional fees related to the merger. Regulatory related expense was $330,000 for the June 2014 period, which includes a civil money penalty assessed from a 2012 exam violation including restitution to customers. Non-performing asset related charges of $1.1 million also impacted earnings for the six months ended June 30, 2014.

While still elevated, the level of non-performing assets is now at manageable levels not seen since the second quarter of 2009. Compared to December 31, 2013, non-performing loans declined $4.4 million or 26%, non-performing assets declined $4.9 million or 16%, and classified and criticized assets declined $8.5 million or 15%. First Financial sold nine properties held as other real estate owned (“OREO”) totaling $483,000 during the 2014 period. Non-performing assets were $25.7 million or 3.20% of total assets at June 30, 2014 compared to $30.6 million or 3.56% of total assets at December 31, 2013. Six commercial real estate relationships totaling $14.5 million make up 57% of the total non-performing assets. The relationships range in value from $762,000 to $6.2 million and have an aggregate specific reserve for $2.4 million.

The lower values on appraisals and reviews of OREO properties resulted in $499,000 in total write downs on OREO for the first half of 2014 compared to $1.3 million in total write downs recorded during 2013. First Financial believes that it has written down OREO values to levels that will facilitate their liquidation, as indicated by recent sales.

As economic conditions improved and collateral values stabilized in 2013 and 2014, First Financial’s provision for loan losses has been much lower than in previous years. The allowance for loan losses to total loans was 2.09% at June 30, 2014 compared to 3.25% at June 30, 2013 while net charge-offs to average loans totaled 0.06% for 2014 compared to 0.19% for 2013. Non-performing loans were $13.0 million or 2.85% of total loans at June 30, 2014 compared to $17.4 million, or 3.73% of total loans for December 31, 2013. The allowance for loan losses to non-performing loans, which excludes restructured loans on accrual status, was 74% at June 30, 2014 compared to 89% at June 30, 2013.

The net interest margin improved to 2.85% for the six months ended June 30, 2014 compared to 2.76% for the 2013 six month period. The main driver of the improvement in the net interest margin for 2014 compared to 2013 was the intentional decrease of $115.7 million in average certificates of deposits, which resulted in a reduction of $1.3 million in related interest expense during the period. First Financial continues to anticipate modest improvement to the net interest margin over the next several quarters, as management continues to focus on restructuring the balance sheet to decrease cost of funds, improve interest income, and reduce interest rate risk exposure. However, the acceleration of loan repayments may impact the balance sheet restructuring. Low interest rates, coupled with a competitive lending environment, continue to be challenging.

Regulatory Matters

Since January 2011, First Federal Savings Bank has operated under Consent Orders with the FDIC and KDFI. In the most recent Consent Order, the Bank agreed to achieve and maintain a Tier 1 capital ratio of 9.0% and a total risk-based capital ratio of 12.0% by June 30, 2012. First Federal Savings Bank also agreed that if it should be unable to reach the required capital levels by that date, and if directed in writing by the FDIC, then within 30 days it would develop, adopt and implement a written plan to sell or merge itself into another federally insured financial institution. To date the Bank has not received such a written direction. The Consent Order also prohibits First Federal Savings Bank from declaring dividends without the prior written approval of the FDIC and KDFI and requires it to develop and implement plans to reduce its level of non-performing assets and concentrations of credit in commercial real estate loans, maintain adequate reserves for loan and lease losses, implement procedures to ensure compliance with applicable laws, and take certain other actions. A copy of the most recent Consent Order is included as Exhibit 10.8 to First Financial’s 2011 Annual Report on Form 10-K filed March 30, 2012.

At June 30, 2014, First Federal Savings Bank’s Tier 1 capital ratio was 8.46% and the total risk-based capital ratio was 14.93%, compared to the minimum 9.00% and 12.00% capital ratios required by the Consent Order. Our comparable ratios at December 31, 2013 were 7.96% and 13.48%, respectively. For the seventh consecutive quarter, First Federal Savings Bank achieved and maintained the required total risk-based capital ratio.

First Financial’s plans for 2014 include the following:

•	Continuing to work towards the completion of the merger and share exchange with Community Bank Shares of Indiana.
•	Continuing to address all requirements of First Federal Savings Bank’s Consent Order and formal agreement.
•	Continuing to serve First Financial’s community banking customers and operate First Federal Savings Bank in a safe and sound manner. First Financial has worked diligently to maintain the strength of the Bank’s retail and deposit franchise.
•	Continuing to reduce expenses and improve its ability to operate in a profitable manner.
•	Continuing to reduce lending concentration in commercial real estate through expected maturities and repayments.
•	Accelerating efforts to dispose of problem assets.
•	Continuing to reduce the inventory of other real estate owned properties.

While concerns about economic conditions in its markets continue, First Financial is working towards its long-range objectives including building additional core customer relationships, maintaining sufficient liquidity and capital levels, improving shareholder value, remediating problem assets and building upon the sustained success of its retail franchise.

Critical Accounting Policies

First Financial’s accounting and reporting policies comply with U.S. generally accepted accounting principles and conform to general practices within the banking industry. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires First Financial to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could change as management’s estimates, assumptions, and judgments change. Certain policies inherently rely more heavily on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. First Financial considers its critical accounting policies to include the following:

Allowance for Loan Losses — First Financial maintains an allowance it believes to be sufficient to absorb probable incurred credit losses existing in the loan portfolio. Management, which is comprised of senior officers and certain accounting and credit associates, evaluates the allowance for loan losses on a monthly basis. First Financial estimates the amount of the allowance using past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, and current economic conditions. While First Financial estimates the allowance for loan losses based in part on historical losses within each loan category, estimates for losses within the commercial real estate portfolio depend more on credit analysis and recent payment performance. Allocations of the allowance may be made for specific loans or loan categories, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-impaired loans and is based on historical loss experience for certain categories adjusted for current factors. Allowance estimates are developed with actual loss experience adjusted for current economic conditions. Allowance estimates are considered a prudent measurement of the risk in the loan portfolio and are applied to individual loans based on loan type.

Based on management’s calculation, an allowance of $9.5 million or 2.09% of total loans was First Financial’s estimate of probable incurred losses within the loan portfolio as of June 30, 2014. This estimate required First Federal to record a provision for loan losses on the income statement of $100,000 for the 2014 period. If the mix and amount of future charge off percentages differ significantly from those assumed by management in making its determination, the allowance for loan losses and provision for loan losses on the income statement could materially increase.

Impairment of Investment Securities — First Financial reviews all unrealized losses on its investment securities to determine whether the losses are other-than-temporary. First Financial evaluates its investment securities on at least a quarterly basis, and more frequently when economic or market conditions warrant, to determine whether a decline in their value below amortized cost is other-than-temporary. Management evaluates a number of factors including, but not limited to: valuation estimates provided by investment brokers; how much fair value has declined below amortized cost; how long the decline in fair value has existed; the financial condition of the issuer; significant rating agency changes on the issuer; and management’s assessment that First Financial does not intend to sell or will not be required to sell the security for a period of time sufficient to allow for any anticipated recovery in fair value.

At June 30, 2014, First Financial owned five collateralized loan obligation (“CLO”) securities subject to the Volcker Rule, with an amortized cost of $14.8 million and a net unrealized loss of $389,000. Absent further changes to the Volcker Rule, First Financial would be required to dispose of these securities before July 2017. First Financial believes the unrealized loss reflected results not from credit risk but from interest rate changes and to the uncertainty created by the Volcker Rule. First Financial sold four of its CLOs in the first quarter of 2014, and recorded partial sales on three of its CLOs in the second quarter of 2014 to confirm their marketability and evaluate its assessment about their market values. First Financial recorded a loss of $286,000 on these sales.

The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the possibility for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the cost basis of the security is written down to fair value and a charge to earnings is recognized for the credit component and the non-credit component is recorded to other comprehensive income.

Real Estate Owned — The estimation of fair value is significant to real estate owned-acquired through foreclosure. These assets are recorded at fair value less estimated selling costs at the date of foreclosure. Fair value is based on the appraised market value of the property based on sales of similar assets when available. The value may be subsequently reduced if the estimated fair value declines below the value recorded at the time of foreclosure. Appraisals are performed at least annually, if not more frequently. Typically, appraised values are discounted for the projected sale below appraised value in addition to the selling cost. With certain appraised values where management believes a solid liquidation value has been established, the appraisal has been discounted only by the selling cost. First Financial has dedicated a team of associates and management focused on the continued resolution and work out of OREO. Appropriate policies, committees and procedures have been put in place to ensure the proper accounting treatment and risk management of this area.

Income Taxes — The provision for income taxes is based on income/(loss) as reported in the financial statements. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. The deferred tax assets and liabilities are computed based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. An assessment is made as to whether it is more likely than not that deferred tax assets will be realized. A valuation allowance is established when necessary to reduce deferred tax assets to an amount more likely than not expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax credits are recorded as a reduction to the tax provision in the period for which the credits may be utilized.

A full valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a full valuation allowance, First Financial considered various factors including its five year cumulative loss position, the level of its non-performing assets, its inability to meet its forecasted levels of assets and full year operating results in 2013, 2012 and 2011 and its non-compliance with the capital requirements of the Consent Order. Based on this assessment, First Financial concluded that a valuation allowance was necessary at June 30, 2014 and December 31, 2013.

Results of Operations

For the Six Months Ended June 30, 2014 and 2013.

Net loss attributable to common shareholders for the six months ended June 30, 2014 was $2.4 million or $0.48 per diluted common share compared to a net loss attributable to common shareholders of $1.4 million or $0.29 per diluted common share for the same period in 2013. Net loss attributable to common shareholders for the six months ended June 30, 2014 was $3.0 million or $0.60 per diluted common share compared to a net loss attributable to common shareholders of $1.5 million or $0.32 per diluted common share for the same period a year ago. Factors contributing to the net loss for the 2014 six month period included the following:

•	declining net interest income mainly driven by a decline of $2.0 million in loan interest income as a result of a decline of $48.9 million in average loan balances combined with the continuing low interest rate environment;
•	a $925,000 million increase in provision for loans losses;
•	a decline of $497,000 in securities interest income mainly due to the continued low interest rate environment;
•	a decline of $428,000 in gains on the sale of mortgage loans due to the decline in refinance activity;
•	a decrease in net gains of $262,000 on the sale of securities available for sale;
•	an increase of $396,000 in other expense as a result of higher legal expense due to the share exchange and regulatory exam-related expenses of $330,000, and
•	an increase in employee compensation and benefits of $185,000 driven by the immediate vesting of all outstanding and unvested stock options and restricted stock awards when First Financial entered into the share exchange agreement with Community on April 21, 2014, which resulted in an expense of over $800,000. This was offset by a decrease in compensation expense related to the number of employees. Full time equivalent employees decreased from 278 at June 30, 2013 to 269 at June 30, 2014.

These factors were partially offset by the following:

•	a decline of $1.5 million in deposit interest expense mainly as a result of an intentional decrease of $115.7 million in average certificates of deposits and other time deposits balances combined with a decline of 21 basis points in the cost of these deposits, and
•	a $1.1 million decrease in write downs and sale losses on OREO.

Net loss attributable to common shareholders was also increased by the dividends accrued on preferred shares. Book value per common share decreased from $3.04 at June 30, 2013 to $2.89 at June 30, 2014.

Net Interest Income.  The largest component of First Financial’s net income is net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

The majority of First Financial assets are interest-earning and its liabilities are interest-bearing. Accordingly, changes in interest rates may impact its net interest margin. The Federal Open Markets Committee (“FOMC”) uses the federal funds rate, which is the interest rate used by banks to lend to each other, to influence interest rates and the national economy. Changes in the federal funds rate have a direct correlation to changes in the prime rate, the underlying index for most of the variable-rate loans First Financial issues. The FOMC has held the target federal funds rate at a range of 0-25 basis points since December 2008. As First Financial is asset sensitive, continued low rates will negatively impact earnings and net interest margin.

The large decline in the volume of interest-earning assets and the change in the mix of interest-earning assets reduced net interest income by $965,000 for 2014 compared to the prior year period. Average interest earning assets decreased $99.5 million for 2014 compared to 2013 primarily driven by a decrease in average loans. The decrease in average loans was due to loan principal payments, payoffs, charge-offs and the conversion of nonperforming loans to OREO properties. In addition, due to the higher regulatory capital ratios required by the Consent Order, First Financial elected not to replace much of this loan run-off consistent with its efforts to reduce its level of assets and risk-weighted assets. The average loan yield was 4.97% for 2014 compared to an average loan yield of 5.30% for 2013.

Average interest-bearing liabilities decreased $106.1 million for the 2014 period compared to 2013 driven by a decrease in average certificates of deposit. The decrease in average deposits was due to an intentional decrease in certificates of deposit as First Financial focuses on restructuring the balance sheet to decrease its cost of funds and improve net interest income.

The tax equivalent yield on earning assets averaged 3.70% for 2014 compared to 3.88% for 2013. The decline in the yields on interest-earning assets were more than offset by a decrease in First Financial’s cost of funds, which averaged 0.94% for 2014 compared to an average cost of funds of 1.21% for 2013. Net interest margin as a percent of average earning assets increased 9 basis points to 2.85% for the six months ended June 30, 2014 compared to 2.76% for the 2013 six month period. First Financial anticipates being able to continue taking advantage of the continued low interest rate environment to reduce its cost of funds, as term deposits re-price at more favorable terms.

Average Balance Sheet.  The following table provides information relating to First Financial’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the indicated periods. Yields and costs for the periods presented are derived by dividing income or expense by the average balances of assets or liabilities, respectively.

	Six Months Ended June 30,
	2014			2013
(Dollars in thousands)	Average Balance	Interest	Average Yield/Cost(5)	Average Balance	Interest	Average Yield/Cost(5)
ASSETS
Interest earning assets:
U.S. Treasury and agencies	$34	$1	5.93%	$3,822	$28	1.48%
Mortgage-backed securities	205,606	1,978	1.94%	266,443	2,241	1.70%
State and political subdivision securities(1)	10,180	288	5.71%	15,078	421	5.63%
Corporate bonds	32,342	477	2.97%	50,862	651	2.58%
Loans(2)(3)(4)	461,722	11,380	4.97%	510,593	13,421	5.30%
FHLB stock	4,188	87	4.19%	4,555	98	4.34%
Interest bearing deposits	65,508	100	0.31%	27,701	34	0.25%
Total interest earning assets	779,580	14,311	3.70%	879,054	16,894	3.88%
Less: Allowance for loan losses	(9,719)			(16,587)
Non-interest earning assets	69,639			81,181
Total assets	$839,500			$943,648
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Savings accounts	$96,360	$62	0.13%	$88,947	$107	0.24%
NOW and money market accounts	275,166	168	0.12%	272,224	355	0.26%
Certificates of deposit and
other time deposits	303,863	2,186	1.45%	419,536	3,448	1.66%
FHLB advances	12,350	275	4.49%	13,168	264	4.04%
Subordinated debentures	18,000	592	6.63%	18,000	682	7.64%
Total interest bearing liabilities	705,739	3,283	0.94%	811,875	4,856	1.21%
Non-interest bearing liabilities:
Non-interest bearing deposits	84,616			79,492
Other liabilities	12,713			10,727
Total liabilities	803,068			902,094
Stockholders’ equity	36,432			41,554
Total liabilities and stockholders’ equity	$839,500			$943,648
Net interest income		$11,028			$12,038
Net interest spread			2.76%			2.67%
Net interest margin			2.85%			2.76%

(1)	Taxable equivalent yields are calculated assuming a 34% federal income tax rate.
(2)	Includes loan fees, immaterial in amount, in both interest income and the calculation of yield on loans.
(3)	Calculations include non-accruing loans in the average loan amounts outstanding.
(4)	Includes loans held for sale.
(5)	Annualized

Rate/Volume Analysis.  The table below shows changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume); (2) changes in volume (change in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance.

	Six Months Ended June 30, 2014 vs. 2013
	Increase (decrease) Due to change in
(Dollars in thousands)	Rate	Volume	Net Change
Interest income:
U.S. Treasury and agencies	$22	$(49)	$(27)
Mortgage-backed securities	294	(557)	(263)
State and political subdivision securities	5	(138)	(133)
Corporate bonds	88	(262)	(174)
Loans	(805)	(1,236)	(2,041)
FHLB stock	(3)	(8)	(11)
Interest bearing deposits	10	56	66
Total interest earning assets	(389)	(2,194)	(2,583)
Interest expense:
Savings accounts	(53)	8	(45)
NOW and money market accounts	(191)	4	(187)
Certificates of deposit and other time deposits	(393)	(869)	(1,262)
FHLB advances	28	(17)	11
Subordinated debentures	(90)	—	(90)
Total interest bearing liabilities	(699)	(874)	(1,573)
Net change in net interest income	$310	$(1,320)	$(1,010)

Non-Interest Income and Non-Interest Expense.  The following tables compare the components of non-interest income and expenses for the periods ended June 30, 2014 and 2013. The tables show the dollar and percentage change from 2013 to 2014. Below each table is a discussion of significant changes and trends.

	Six Months Ended June 30,
(Dollars in thousands)	2014	2013	Change	%
Non-interest income
Customer service fees on deposit accounts	$2,600	$2,498	$102	4.1%
Gain on sale of mortgage loans	160	588	(428)	-72.8%
Gain on sale of investments	532	843	(311)	-36.9%
Loss on sale of investments	(567)	(616)	49	-8.0%
Loss on sale and write downs of real estate acquired through foreclosure	(501)	(1,592)	1,091	-68.5%
Gain on sale on real estate acquired through foreclosure	30	207	(177)	-85.5%
Other income	1,033	1,212	(179)	-14.8%
	$3,287	$3,140	$147	4.7%

First Financial originates qualified Veterans Affairs, Kentucky Housing Corporation, Rural Housing Corporation and conventional secondary market loans and sells them into the secondary market with servicing rights released. Gain on sale of mortgage loans decreased for 2014 due to a decrease in the volume and the yield earned on loans refinanced, originated and sold compared to 2013.

First Financial invests in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, obligations of states and political subdivisions, corporate bonds, mutual funds, stocks and others. During 2014 First Financial recorded a net loss on the sale of debt investment securities of $35,000 compared to a net gain on sale of debt investment securities of $227,000 for the 2013 period.

Losses of $501,000 recorded on the sale and write down of real estate owned properties reduced non-interest income for 2014. Gains of $30,000 on the sale of nine real estate owned properties partially offset the losses and write downs.

The decrease in other income for the 2014 period was the result of decreases in income received on real estate owned properties due to the sale of these properties.

	Six Months Ended June 30,
(Dollars in thousands)	2014	2013	Change	%
Non-interest expenses
Employee compensation and benefits	$7,735	$7,550	$185	2.5%
Office occupancy expense and equipment	1,389	1,398	(9)	-0.6%
Outside services and data processing	1,917	1,804	113	6.3%
Bank franchise tax	594	630	(36)	-5.7%
FDIC insurance premiums	920	1,194	(274)	-22.9%
Real estate acquired through foreclosure expense	776	818	(42)	-5.1%
Loan expense	565	607	(42)	-6.9%
Other expense	3,258	2,862	396	13.8%
	$17,154	$16,863	$291	1.7%

Employee compensation and benefits increased during 2014 due to the immediate vesting of all outstanding and unvested stock options and restricted stock awards when First Financial and Community entered into the share exchange agreement on April 21, 2014. During the second quarter of 2014 First Financial recorded $814,000 in additional compensation expense related to the immediate vesting of options and stock awards.

FDIC insurance premiums are based on the FDIC’s assessment base and rate structure. The assessment base is defined as the average consolidated total assets less average Tier I Capital. As a result of the decrease in total deposits for 2014, FDIC insurance premiums have been reduced.

Real estate acquired through foreclosure expense and loan expense decreased due to a reduction in loan workout and loan portfolio management expenses as a result of fewer non-performing assets, offset by an increase of $458,000 in provision expense in the second quarter of 2014 based on the contract sales price of one OREO property.

The increase in other expense for the 2014 period is due to higher legal expense arising from the share exchange agreement and regulatory compliance-related expenses. During the second quarter of 2014, First Financial recorded a $160,000 civil money penalty and a $170,000 restitution of daily overdraft fees.

Income Taxes.  The provision for income taxes includes federal and state income taxes and in 2014 and 2013 reflects a full valuation allowance against all of First Financial’s deferred tax assets. An income tax benefit of $967,000 was recorded for the six months ended June 30, 2014 compared to income tax expense of $1,000 recorded for the six month 2013 period. First Financial’s June 30, 2014 tax benefit is entirely due to gains in other comprehensive income that are presented in current operations in accordance with applicable accounting standards. Historically, the fluctuations in effective tax rates reflect the effect of permanent differences in the inclusion or deductibility of certain income and expenses, respectively, for income tax purposes.

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a valuation allowance, First Financial considered all positive and negative evidence including its five year cumulative loss position, the level of its non-performing assets, its inability to meet its forecasted levels of assets and operating results in 2013, 2012 and 2011 and the degree of its compliance with the capital requirements of its Consent Order. Based on this assessment, management concluded that a valuation allowance was necessary at June 30, 2014 and December 31, 2013. First Financial’s future effective income tax rate will fluctuate based on the mix of its taxable and tax-free investments and, to a greater extent, the impact of changes in the required amount of valuation allowance recorded against its net deferred tax assets and First Financial’s overall level of taxable income.

Recording a valuation allowance does not have any impact on First Financial’s liquidity, nor does it preclude First Financial from using the tax losses, tax credits or other timing differences in the future. To the extent that First Financial generates taxable income in a given quarter, the valuation allowance may be reduced to fully or partially offset the corresponding income tax expense. Any remaining deferred tax asset valuation allowance may be reversed through income tax expense once First Financial can demonstrate a sustainable return to profitability and conclude that it is more likely than not the deferred tax asset will be utilized prior to expiration.

Results of Operations

For the Years Ended December 31, 2013, 2012 and 2011

Net loss attributable to common shareholders for the year ended December 31, 2013 was $313,000 or $0.06 per diluted common share compared to a net loss attributable to common shareholders of $9.4 million or $1.98 per diluted common share for the same period in 2012. Factors contributing to the net loss for 2013 included the following:

•	declining net interest income mainly driven by a decline of $8.8 million in loan interest income as a result of a decline of $139.3 million in average loan balances combined with the continuing low interest rate environment;
•	a decrease in net gains of $2.0 million on the sale of securities available for sale, and
•	a decline of $536,000 in securities interest income mainly due to the continued low interest rate environment.

These factors were partially offset by the following:

•	a $9.9 million decrease in provision for loans losses due to the improvement in specific reserves allocated to several relationships based upon improved credit quality, declining historical loss rates, a reduction in the loans migrating downward in risk grade classification and the decline in the size of the loan portfolio;
•	a decline of $6.1 million in deposit interest expense mainly as a result of an intentional decrease of $179.8 million in average certificates of deposits and other time deposits balances combined with a decline of 39 basis points in the cost of these deposits;
•	a $3.7 million decrease in write downs and sale losses on other real estate owned;
•	a $2.5 million decrease in real estate acquired through foreclosure expense and loan expense, the result of lower loan workout and loan portfolio management expenses as the level of non-performing assets has decreased, and
•	a $635,000 increase in gains recorded on the sale of OREO.

Net loss attributable to common shareholders was also increased by dividends accrued on preferred shares. First Financial’s book value per common share decreased from $5.12 at December 31, 2012 to $2.63 at December 31, 2013 largely as a result of unrealized losses on available-for-sale securities driven by increased market rates, compared to unrealized gains in 2012.

Net loss attributable to common shareholders for the period ended December 31, 2012 was $9.4 million or $1.98 per diluted common share compared to net loss attributable to common shareholders of $24.2 million or $5.11 per diluted common share for the same period in 2011. Factors contributing to the net loss for 2012 included the following:

•	declining net interest income driven by a decline in earning assets and interest bearing liabilities and impacted by the continuing low interest rate environment;
•	write downs and losses on OREO totaling $6.1 million;
•	a $1.5 million fee paid to terminate a property investment and management agreement on a residential development held as OREO, and
•	$1.5 million in penalties for prepaying FHLB advances, which prepayment decreased the cost of funds and improved net interest income.

These factors were partially offset by the following:

•	a $14.4 million decrease in provision for loans losses;
•	a gain of $3.1 million on the sale of First Financial’s four Indiana banking centers;
•	a net gain of $2.3 million on the sale of securities available for sale, as First Financial increased its cash position to prepare for the branch sale and restructured balance sheet;
•	gains of $1.3 million on the sale of real estate acquired through foreclosure;
•	a decrease of $991,000 in FDIC insurance premiums, and
•	a gain of $175,000 on the sale of its last lot held for development.

Net loss attributable to common shareholders was also increased by dividends accrued on preferred shares. First Financial’s book value per common share decreased from $7.07 at December 31, 2011 to $5.12 at December 31, 2012.

Net Interest Income.  The largest component of First Financial’s net income is its net interest income. Net interest income is the difference between interest income, principally from loans and investment securities, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

The majority of First Financial’s assets are interest-earning and its liabilities are interest-bearing. Accordingly, changes in interest rates may impact First Financial’s net interest margin. FOMC uses the federal funds rate, which is the interest rate used by banks to lend to each other, to influence interest rates and the national economy. Changes in the federal funds rate have a direct correlation to changes in the prime rate, the underlying index for most of the variable-rate loans First Financial issues. The FOMC has held the target federal funds rate at a range of 0 – 25 basis points since December 2008. As First Financial is asset sensitive, continued low rates will negatively impact its earnings and net interest margin.

The large decline in the volume of interest earning assets and the change in the mix of interest earning assets reduced net interest income by $2.8 million for 2013 compared to the prior year period. Average interest earning assets decreased $201.2 million for 2013 compared to 2012 primarily driven by a decrease in average loans. The decrease in average loans was due to loans sold in connection with the branch sale during the third quarter of 2012, loan principal payments, payoffs, charge-offs and the conversion of nonperforming loans to OREO properties. In addition, due to the higher regulatory capital ratios required by the Consent Order, First Financial elected not to replace much of this loan run-off in accordance with its efforts to reduce its level of assets and risk-weighted assets. The average loan yield was 5.18% for 2013 compared to an average loan yield of 5.42% for 2012.

Average interest bearing liabilities decreased $206.9 million for the 2013 period compared to 2012 driven by a decrease in average certificates of deposit and NOW and money market account balances. The decrease in average deposits was due to the sale of deposits included in the branch sale during the third quarter of 2012 and an intentional decrease in certificates of deposit as First Financial focuses on restructuring the balance sheet to decrease its cost of funds and improve net interest income.

The tax equivalent yield on earning assets averaged 3.86% for 2013 compared to 4.01% for 2012. The decline in the yields on interest earning assets were more than offset by a decrease in the cost of funds, which averaged 1.13% for 2013 compared to an average cost of funds of 1.56% for 2012. Net interest margin as a percent of average earning assets increased 27 basis points to 2.82% for the year ended December 31, 2013 compared to 2.55% for 2012. First Financial anticipates being able to continue taking advantage of the continued low interest rate environment to reduce its cost of funds, as term deposits re-price at more favorable terms.

Comparative information regarding net interest income follows:

(Dollars in thousands)	2013	2012	2011	2013/2012 Change	2012/2011 Change
Net interest income, tax equivalent basis	$23,856	$26,701	$33,371	-10.7%	-20.0%
Net interest spread	2.73%	2.45%	2.74%	28 bp	(29) bp
Net interest margin	2.82%	2.55%	2.85%	27 bp	(30) bp
Average earnings assets	$846,957	$1,048,169	$1,171,652	-19.2%	-10.5%
Average bearing liabilities	$778,971	$985,912	$1,109,287	-21.0%	-11.1%

bp = basis point =  1/100th of a percent.

Average Balance Sheets.  The following table provides information relating to First Financial’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the indicated periods. Yields and costs for the periods presented are derived by dividing income or expense by the average balances of assets or liabilities, respectively.

	2013			Year Ended December 31, 2012			2011
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS
Interest earning assets:
U.S. Treasury and agencies	$1,911	$28	1.47%	$16,126	$321	1.99%	$92,726	$1,376	1.48%
Mortgage-backed securities	248,243	4,529	1.82%	289,709	5,596	1.93%	153,838	4,871	3.17%
Equity securities	—	—	—%	—	—	—%	269	41	15.24%
State and political subdivision securities(1)	14,072	770	5.47%	14,905	992	6.66%	23,150	1,594	6.89%
Trust Preferred Securities	—	—	—%	1,034	50	4.84%	1,095	63	5.75%
Corporate bonds	50,785	1,398	2.75%	10,331	245	2.37%	—	—	—%
Loans(2)(3)(4)	496,155	25,711	5.18%	635,472	34,474	5.42%	812,192	45,727	5.63%
FHLB stock	4,493	190	4.23%	4,805	208	4.33%	4,851	200	4.12%
Interest bearing deposits	31,298	58	0.19%	75,787	174	0.23%	83,531	199	0.24%
Total interest earning assets	846,957	32,684	3.86%	1,048,169	42,060	4.01%	1,171,652	54,071	4.61%
Less: Allowance for loan losses	(15,371)			(17,610)			(19,897)
Non-interest earning assets	76,091			90,817			103,570
Total assets	$907,677			$1,121,376			$1,255,325

	2013			Year Ended December 31, 2012			2011
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Savings accounts	$88,933	$184	0.21%	$89,169	$265	0.30%	$102,833	$501	0.49%
NOW and money market accounts	266,470	545	0.20%	289,968	1,463	0.50%	285,200	2,253	0.79%
Certificates of deposit and other time deposits	386,608	6,197	1.60%	566,417	11,273	1.99%	675,313	15,431	2.29%
FHLB advances	18,960	538	2.84%	22,358	914	4.09%	27,941	1,142	4.09%
Subordinated debentures	18,000	1,364	7.58%	18,000	1,444	8.02%	18,000	1,373	7.63%
Total interest bearing liabilities	778,971	8,828	1.13%	985,912	15,359	1.56%	1,109,287	20,700	1.87%
Non-interest bearing liabilities:
Non-interest bearing deposits	79,619			78,679			77,367
Other liabilities	11,419			7,208			3,472
Total liabilities	870,009			1,071,799			1,190,126
Stockholders’ equity	37,668			49,577			65,199
Total liabilities and stockholders’ equity	$907,677			$1,121,376			$1,255,325
Net interest income		$23,856			$26,701			$33,371
Net interest spread			2.73%			2.45%			2.74%
Net interest margin			2.82%			2.55%			2.85%
Ratio of average interest earning assets to average interest bearing liabilities			108.73%			106.31%			105.62%

(1)	Taxable equivalent yields are calculated assuming a 34% federal income tax rate.
(2)	Includes loan fees, immaterial in amount, in both interest income and the calculation of yield on loans.
(3)	Calculations include non-accruing loans in the average loan amounts outstanding.
(4)	Includes loans held for sale.

Rate/Volume Analysis.  The table below shows changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume); (2) changes in volume (change in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance.

	Year Ended December 31, 2013 vs. 2012			Year Ended December 31, 2012 vs. 2011
	Increase (decrease) Due to change in			Increase (decrease) Due to change in
(Dollars in thousands)	Rate	Volume	Net Change	Rate	Volume	Net Change
Interest income:
U.S. Treasury and agencies	$(68)	$(225)	$(293)	$356	$(1,411)	$(1,055)
Mortgage-backed securities	(298)	(769)	(1,067)	(2,413)	3,138	725
Equity securities	—	—	—	—	(41)	(41)
State and political subdivision securities	(169)	(53)	(222)	(52)	(550)	(602)
Trust preferred securities	—	(50)	(50)	(10)	(3)	(13)
Corporate bonds	45	1,108	1,153	—	245	245
Loans	(1,486)	(7,277)	(8,763)	(1,614)	(9,639)	(11,253)

	Year Ended December 31, 2013 vs. 2012			Year Ended December 31, 2012 vs. 2011
	Increase (decrease) Due to change in			Increase (decrease) Due to change in
(Dollars in thousands)	Rate	Volume	Net Change	Rate	Volume	Net Change
FHLB stock	(5)	(13)	(18)	10	(2)	8
Interest bearing deposits	(29)	(87)	(116)	(7)	(18)	(25)
Total interest earning assets	(2,010)	(7,366)	(9,376)	(3,730)	(8,281)	(12,011)
Interest expense:
Savings accounts	(80)	(1)	(81)	(176)	(60)	(236)
NOW and money market accounts	(808)	(110)	(918)	(827)	37	(790)
Certificates of deposit and other time deposits	(1,929)	(3,147)	(5,076)	(1,848)	(2,310)	(4,158)
FHLB advances	(251)	(125)	(376)	—	(228)	(228)
Subordinated debentures	(80)	—	(80)	71	—	71
Total interest bearing liabilities	(3,148)	(3,383)	(6,531)	(2,780)	(2,561)	(5,341)
Net change in net interest income	$1,138	$(3,983)	$(2,845)	$(950)	$(5,720)	$(6,670)

Non-Interest Income and Non-Interest Expense.  The following tables compare the components of non-interest income and expenses for the years ended December 31, 2013, 2012 and 2011. The tables show the dollar and percentage change from 2012 to 2013 and from 2011 to 2012. Below each table is a discussion of significant changes and trends.

				2013/2012		2012/2011
(Dollars in thousands)	2013	2012	2011	Change	%	Change	%
Non-interest income
Customer service fees on deposit accounts	$5,306	$5,466	$6,125	$(160)	-2.9%	$(659)	-10.8%
Gain on sale of mortgage loans	938	1,653	1,200	(715)	-43.3%	453	37.8%
Gain on sale of investments	1,257	3,384	995	(2,127)	-62.9%	2,389	240.1%
Loss on sale and calls of investments	(1,031)	(1,131)	(149)	100	-8.8%	(982)	659.1%
Net impairment losses recognized in earnings	—	(26)	(168)	26	-100.0%	142	-84.5%
Loss on sale and write downs of real estate acquired through foreclosure	(2,336)	(6,051)	(9,568)	3,715	-61.4%	3,517	-36.8%
Writedowns on other real estate owned-bank lots	(219)	—	—	(219)	100.0%	—	0.0%
Gain on branch divestiture	—	3,124	—	(3,124)	-100.0%	3,124	100.0%
Gain on sale of premises and equipment	—	344	—	(344)	-100.0%	344	100.0%
Gain on sale on real estate acquired through foreclosure	1,953	1,318	231	635	48.2%	1,087	470.6%
Gain on sale of real estate held for development	—	175	—	(175)	-100.0%	175	100.0%
Other income	2,224	2,703	1,808	(479)	-17.7%	895	49.5%
	$8,092	$10,959	$474	$(2,867)	-26.2%	$10,485	2212.0%

Non-Interest Income Comparison-2013 to 2012.  First Financial originates qualified Veterans Affairs, Kentucky Housing Corporation, Rural Housing Corporation and conventional secondary market loans and sells them into the secondary market with servicing rights released. Gain on sale of mortgage loans decreased for 2013 due to a decrease in the volume and the yield earned on loans refinanced, originated and sold compared to 2012.

First Financial invests in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, obligations of states and political subdivisions, corporate bonds, mutual funds, stocks and others. During 2013 First Financial recorded a net gain on the sale of debt investment securities of $226,000 compared to a net gain on sale of debt investment securities of $2.3 million for the 2012 period.

First Financial recognized other-than-temporary impairment charges of $26,000 for the expected credit loss during the 2012 period on one of its trust preferred securities. The 2012 impairment charge was related to Preferred Term Security VI which was called for early redemption in July 2012. Management believes this impairment was primarily attributable to the current economic environment in which the financial condition of some of the issuers deteriorated.

Non-interest income for 2013 was reduced by $2.3 million in losses on the sale and write down of real estate owned properties due to the decline in market value of properties held in this portfolio. First Financial also wrote down to fair value three bank lots which had been held for future branch expansion but are now held for sale. Offsetting the losses and write downs were recorded gains of $2.0 million on the sale of twenty-two real estate owned properties. Non-interest income was also impacted by write downs taken on three bank lots that are held for sale.

During the third quarter of 2012, First Financial sold four banking centers located in Indiana. The transaction resulted in a gain of $3.1 million. During the second quarter of 2012 the First Financial recorded $175,000 in gains from the sale of the last of nine lots held for sale in an office park adjacent to its home office. First Financial also recorded a gain of $344,000 on the sale of two properties it held as possible new banking center locations in Clarksville, Indiana and Elizabethtown, Kentucky.

The decrease in other income for the 2013 period was the result of decreases in income received on real estate owned properties due to the sale of these properties.

Non-Interest Income Comparison-2012 to 2011.  Customer service fees on deposit accounts decreased during 2012 primarily due to a decline in customer deposits following the sale of deposit accounts from First Financial’s four Indiana banking centers. Gain on sale of mortgage loans increased for 2012 due to an increase in the volume of loans refinanced, originated and sold compared to 2011.

During 2012 First Financial recorded a gain on the sale of debt investment securities of $3.4 million. Offsetting this gain was a loss on the sales of debt investment securities of $1.1 million. The recorded loss on sale was primarily related to the sale of First Financial’s trust preferred securities. The sale of debt investment securities during 2012 is mainly related to the restructuring of the balance sheet and the branch sale that closed on July 6, 2012 as the sale of the branches was settled in cash.

First Financial recognized other-than-temporary impairment charges of $26,000 for the expected credit loss during the 2012 period on one of its trust preferred securities, compared to $168,000 of impairment charges for 2011. The 2012 impairment charge was related to Preferred Term Security VI. Management believes this impairment was primarily attributable to the current economic environment in which the financial condition of some of the issuers deteriorated. Preferred Term Security VI was called for early redemption in July 2012. First Financial received principal and interest of $209,000 and recorded a gain on sale of $192,000. First Financial sold Preferred Term Security XXII in the third quarter of 2012 receiving principal of $39,000 and recording a loss on sale of $52,000. In the fourth quarter First Financial sold the remaining three trust preferred securities receiving total principal of $548,000 and recording a loss on sale of $452,000.

Reducing non-interest income for 2012 was $6.1 million in losses on the sale and write down of real estate owned properties due to the decline in market value of properties held in this portfolio. Offsetting the losses and write downs were recorded gains of $1.3 million on the sale of twenty-five real estate owned properties.

During the third quarter of 2012, First Financial successfully sold four banking centers located in Corydon, Elizabeth, Lanesville and Georgetown, Indiana. The transaction resulted in a gain of $3.1 million. During the second quarter of 2012 First Financial recorded $175,000 in gains from the sale of the last of nine lots held for sale in an office park adjacent to its home office. First Financial also recorded a gain of $344,000 on the sale of two properties held as possible banking center locations. The increase in other income for the 2012 period was the result of increases in income received on real estate owned properties.

				2013/2012		2012/2011
(Dollars in thousands)	2013	2012	2011	Change	%	Change	%
Non-interest expenses
Employee compensation and benefits	$15,247	$15,138	$16,015	$109	0.7%	$(877)	-5.5%
Office occupancy expense and equipment	2,728	3,035	3,201	(307)	-10.1%	(166)	-5.2%
Outside services and data processing	3,751	3,389	3,535	362	10.7%	(146)	-4.1%
Bank franchise tax	951	1,361	1,320	(410)	-30.1%	41	3.1%
FDIC insurance premiums	2,109	2,247	3,238	(138)	-6.1%	(991)	-30.6%
Amortization of intangible assets	—	172	370	(172)	100.0%	(198)	-53.5%
Real estate acquired through foreclosure expense	1,764	3,723	1,879	(1,959)	-52.6%	1,844	98.1%
Loan expense	1,447	1,997	2,546	(550)	-27.5%	(549)	-21.6%
FHLB advance prepayment penalty	—	1,548	—	(1,548)	-100.0%	1,548	100.0%
Other expense	6,031	6,325	6,133	(294)	-4.6%	192	3.1%
	$34,028	$38,935	$38,237	$(4,907)	-12.6%	$698	1.8%

Non-Interest Expense Comparison-2013 to 2012.  Office occupancy and equipment expense decreased during 2013 primarily due to a reduction in incurred costs related to the sale of First Financial’s four Indiana banking centers in 2012.

Outside services expense increased for 2013 primarily due to incurred costs related to the sale of First Financial’s $20 million stated value of its Series A preferred stock to six funds in an auction and due to incurred costs related to a new credit builder checking product.

Bank franchise tax is paid to the Commonwealth of Kentucky and represents taxes paid based on capital. Bank franchise expense decreased during 2013 compared to 2012 primarily due to a decrease in First Financial’s capital for the period.

FDIC insurance premiums are based on the FDIC’s assessment base and rate structure. The assessment base is defined as the average consolidated total assets less average Tier I Capital. As a result of the decrease in total deposits for 2013, FDIC insurance premiums have been reduced.

Amortization of intangible assets decreased due to the sale of First Financial’s four Indiana banking centers in 2012 in which the related intangible assets were fully amortized.

Real estate acquired through foreclosure expense and loan expense decreased due to a reduction in loan workout and loan portfolio management expenses as a result of fewer non-performing assets. Real estate acquired through foreclosure expense was also higher in 2012 due to a $1.5 million termination fee paid to terminate property investment and management agreement on a residential development held in other real estate owned.

During the third quarter of 2012, First Financial prepaid a $10.0 million convertible fixed rate advance and it also prepaid a $5.0 million convertible fixed rate advance. In connection with these transactions, First Financial incurred $1.5 million in prepayment penalties. The decrease in other expense for the 2013 period relates to decreases in the amortization of its low income housing tax investments.

Non-Interest Expense Comparison-2012 to 2011.  Employee compensation and benefits decreased for 2012 due to higher insurance claims recorded in 2011 under First Financial’s self-funded insurance plan and a decrease in the number of employees. Full time equivalent employees decreased from 316 at December 31, 2011 to 274 at December 31, 2012. FDIC insurance premiums decreased for the period mainly due to the change in the FDIC’s assessment base and rate structure that went into effect during the second quarter of 2011.

The increase in real estate acquired through foreclosure expense was primarily due to a $1.5 million fee paid to terminate a property investment and management agreement on a residential development held in OREO. Loan expense decreased for 2012 due to the cost of obtaining new appraisals on real estate securing some of First Financial’s commercial real estate loans and higher loan portfolio management expenses in 2011. During 2011, First Financial had substantially all of its non-performing assets appraised or reappraised.

During the third quarter of 2012, First Financial prepaid FHLB advances to decrease its cost of funds and improve net interest income. First Financial prepaid a $10.0 million convertible fixed rate advance with an interest rate of 3.99% and a scheduled maturity date of 2014. It also prepaid a $5.0 million convertible fixed rate advance with an interest rate of 4.22% and a scheduled date of 2017. In connection with these transactions, First Financial incurred $1.5 million in prepayment penalties.

Income Taxes.  The provision for income taxes includes federal and state income taxes and in 2013, 2012 and 2011 reflects a full valuation allowance against all of First Financial’s deferred tax assets. The effective tax rate for the year ended December 31, 2011 was a benefit of 11%. The effective tax rate for the years ended December 31, 2013 and 2012 is not meaningful due to the reduction of income tax benefit as the result of maintaining a full deferred tax valuation allowance. First Financial’s 2011 tax benefit is entirely due to gains in other comprehensive income that are presented in current operations in accordance with applicable accounting standards. Historically, the fluctuations in effective tax rates reflect the effect of permanent differences in the inclusion or deductibility of certain income and expenses, respectively, for income tax purposes.

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a valuation allowance, First Financial considered all positive and negative evidence including its five year cumulative loss position, the level of its non-performing assets, its inability to meet its forecasted levels of assets and operating results in 2013, 2012 and 2011 and its non-compliance with the capital requirements of the Consent Order. Based on this assessment, management concluded that a valuation allowance was necessary at December 31, 2013 and December 31, 2012. First Financial’s future effective income tax rate will fluctuate based on the mix of taxable and tax free investments it makes and, to a greater extent, the impact of changes in the required amount of valuation allowance recorded against its net deferred tax assets and its overall level of taxable income.

Recording a valuation allowance does not have any impact on First Financial liquidity, nor does it preclude First Financial from using the tax losses, tax credits or other timing differences in the future. To the extent that First Financial generates taxable income in a given quarter, the valuation allowance may be reduced to fully or partially offset the corresponding income tax expense. Any remaining deferred tax asset valuation allowance may be reversed through income tax expense once First Financial can demonstrate a sustainable return to profitability and conclude that it is more likely than not the deferred tax asset will be utilized prior to expiration. See Note 13 of the Notes to Consolidated Financial Statements for additional discussion of First Financial’s income taxes.

Analysis of Financial Condition

Total assets at June 30, 2014 decreased $56.3 million compared to total assets at December 31, 2013. The decrease was primarily attributable to a decline of $57.1 million in available-for-sale securities and a decline of $11.5 million in total loans offset by an increase in cash and cash equivalents of $16.5 million. Total deposits decreased $59.9 million due to an intentional reduction in certificates of deposit as First Financial focuses on restructuring the balance sheet to decrease its cost of funds and improve net interest income.

Total assets at December 31, 2013 decreased $148.4 million compared to total assets at December 31, 2012. The decrease was primarily attributable to a decline of $84.8 million in available-for-sale securities and a decline of $57.9 million in total loans. Total deposits decreased $139.1 million due to an intentional decrease in certificates of deposit as First Financial focuses on restructuring the balance sheet to decrease its cost of funds and improve net interest income.

Loans.  Total loans decreased $11.5 million to $455.4 million at June 30, 2014 compared to $466.9 million at December 31, 2013. First Financial’s commercial real estate portfolio decreased $12.1 million to $267.8 million at June 30, 2014. The decline in the total loan portfolio is primarily the result of pay-offs, charge-offs, and loans being transferred to real estate acquired through foreclosure for commercial real estate loans, which together exceeded the volume of new loans originated. The decline in the loan portfolio was also due, in part, to management’s ongoing efforts to resolve problem loans. In addition, management has elected not to replace much of this loan run-off in order to reduce asset size and increase regulatory capital ratios in light of the higher regulatory capital requirements imposed by the Consent Order.

(Dollars in thousands)	June 30, 2014	December 31, 2013
Commercial Real Estate:
Other	$249,727	$257,901
Land Development	16,636	20,476
Building Lots	1,480	1,559
Residential mortgage	98,566	99,344
Consumer and home equity	51,473	54,010
Commercial	24,479	20,621
Indirect consumer	13,075	13,041
	455,436	466,952
Less:
Net deferred loan origination fees	(67)	(90)
Allowance for loan losses	(9,538)	(9,576)
	(9,605)	(9,666)
Net Loans	$445,831	$457,286

Total loans decreased $57.9 million to $466.9 million at December 31, 2013 compared to $524.8 million at December 31, 2012. First Financial’s commercial real estate portfolio decreased $40.9 million to $279.9 million at December 31, 2013. Its residential mortgage loan, consumer and home equity and indirect consumer portfolios also decreased for the 2013 period. The decline in the total loan portfolio was primarily the result of pay-offs, charge-offs, and loans being transferred to real estate acquired through foreclosure for commercial real estate loans, which together exceeded the volume of new loans originated. Charge-offs made up $5.0 million or 8.7% of this decrease. The decline in the loan portfolio was also due, in part, to management’s ongoing efforts to resolve problem loans. In addition, management has elected not to replace much of this loan run-off in order to reduce asset size and increase capital in light of the higher regulatory capital ratios imposed by the Consent Order.

Loan Portfolio Composition.  The following table presents a summary of the loan portfolio, net of deferred loan fees, by type. There are no foreign loans in First Financial’s portfolio and other than the categories noted; there is no concentration of loans in any industry exceeding 10% of total loans.

December 31,
	2013		2012		2011		2010		2009
(Dollars in thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Type of Loan:
Real Estate:
Residential	$99,336	21.28%	$110,048	20.97%	$151,954	20.61%	$164,164	18.56%	$179,130	18.00%
Commercial	279,936	59.96	320,885	61.14	463,710	62.89	568,798	64.31	642,355	64.57
Consumer and home equity	54,010	11.57	57,888	11.03	69,971	9.49	77,822	8.80	74,844	7.52
Indirect consumer	13,041	2.79	16,211	3.09	21,892	2.97	29,588	3.34	36,628	3.68
Commercial, other	20,539	4.40	19,803	3.77	29,838	4.04	44,159	4.99	61,969	6.23
Total loans	466,862	100.00	524,835	100.00	737,365	100.00	884,531	100.00	994,926	100.00

December 31,
	2013		2012		2011		2010		2009
(Dollars in thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Less: Loans held for sale in probable branch divesture and probable loan sale	—	—	—	—	(46,112)	—	—	—	—	—
Total loans, net of loans held for sale in probable branch divesture and probable loan sale	$466,862	100.00%	$524,835	100.00%	$691,253	100.00%	$884,531	100.00%	$994,926	100.00%

Loan Maturity Schedule.  The following table shows at December 31, 2013, the dollar amount of loans, net of deferred loan fees, maturing in the loan portfolio based on their contractual terms to maturity.

	Due during the year ended December 31, 2014	Due after 1 through 5 years after December 31, 2013	Due after 5 years after December 31, 2013	Total Loans
	(Dollars in thousands)
Residential mortgage	$9,622	$11,668	$78,046	$99,336
Real estate commercial	103,411	138,228	38,297	279,936
Consumer & home equity	5,964	16,070	31,976	54,010
Indirect consumer	619	10,201	2,221	13,041
Commercial, other	6,479	13,043	1,017	20,539
Total	$126,095	$189,210	$151,557	$466,862

The following table breaks down loans maturing after one year, by fixed and adjustable rates.

	Fixed Rates	Floating or Adjustable Rates	Total
	(Dollars in thousands)
Residential mortgage	$39,383	$50,331	$89,714
Real estate commercial	143,112	33,413	176,525
Consumer & home equity	10,091	37,955	48,046
Indirect consumer	12,422	—	12,422
Commercial, other	12,505	1,555	14,060
Total	$217,513	$123,254	$340,767

Allowance and Provision for Loan Losses.  First Financial’s financial performance depends on the quality of the loans First Financial originates and management’s ability to assess the degree of risk in existing loans when it determines the allowance for loan losses. An increase in loan charge-offs or non-performing loans or an inadequate allowance for loan losses could reduce net interest income, net income and capital, and limit the range of products and services First Financial can offer.

Management, which is comprised of senior officers and certain accounting and credit associates, evaluates the allowance for loan losses monthly to maintain a level it believes to be sufficient to absorb probable incurred credit losses existing in the loan portfolio. Periodic provisions to the allowance are made as needed. The size of the allowance is determined by applying loss estimates to graded loans by categories, as described below. When appropriate, a specific reserve will be established for individual impaired loans based upon the risk classification and the estimated potential for loss. In accordance with its credit management processes, First Financial obtains new appraisals on properties securing its non-performing commercial and commercial real estate loans and uses those appraisals to determine specific reserves within the allowance for loan losses. The Loan Appraisal Committee determines when appraisals must be obtained and reviews appraisals once received. The Loan Appraisal Committee also reviews all non-accrual and restructured loan relationships.

As it receives new appraisals on properties securing non-performing loans, First Financial recognizes charge-offs and adjusts specific reserves as appropriate. In addition, management, which is comprised of senior officers and certain accounting and credit associates, analyzes such factors as changes in lending policies and procedures; real estate market conditions; underwriting standards; collection; charge-off and recovery history; changes in national and local economic business conditions and developments; changes in the characteristics of the portfolio; ability and depth of lending management and staff; changes in the trend of the volume and severity of past due, non-accrual and classified loans; troubled debt restructuring and other loan modifications; and results of regulatory examinations.

Declines in collateral values, including commercial real estate, may impact First Financial’s ability to collect on certain loans when borrowers are dependent on the values of the real estate as a source of cash flow. While anticipating that challenges will continue in the foreseeable future as it manages the overall level of credit quality, First Financial believes that credit quality and real estate values appear to be stabilizing as compared to the period before 2012. As a result of the relative stabilization in real estate values during 2013 and 2014, First Financial’s provision for loan losses decreased.

As discussed in the Regulatory Matters to this section, First Federal Savings Bank has entered into a Consent Order with bank regulatory agencies. In addition to increasing capital ratios, the Bank agreed to maintain adequate reserves for loan losses, develop and implement plans to reduce the level of non-performing assets and concentrations of credit in commercial real estate loans, implement revised credit risk management practices and credit administration policies and procedures, and report its progress to the regulators.

The following table analyzes First Financial’s loan loss experience for the six months ended June 30, 2014 and 2013.

	Six Months Ended June 30,
(Dollars in thousands)	2014	2013
Balance at beginning of period	$9,576	$17,265
Loans charged-off:
Residential mortgage	19	—
Consumer & home equity	68	155
Commercial & commercial real estate	302	546
Total charge-offs	389	701
Recoveries:
Residential mortgage	15	4
Consumer & home equity	90	90
Commercial & commercial real estate	146	114
Total recoveries	251	208
Net loans charged-off	138	493
Provision for loan losses	100	(825)
Balance at end of period	$9,538	$15,947
Allowance for loan losses to total loans	2.09%	3.25%
Annualized net charge-offs to average loans outstanding	0.06%	0.19%
Allowance for loan losses to total non-performing loans	74%	89%

Provision for loan losses increased $925,000 for the six months ended June 30, 2014 compared to the same period in 2013. However, in the 2013 period, First Financial recorded a $1.0 million reversal of provision expense due to a decline in the size of its loan portfolio, a lower level of classified loans compared to 2012, declining historical loss rates, and a reduction in the specific reserves allocated to several relationships based upon improved credit quality.

The allowance for loan losses was $9.5 million at June 30, 2014, a decrease of $6.4 million compared to 2013. The decrease was driven by net charge-offs of $4.1 million taken during 2013, including specific reserves of $3.1 million charged off on collateral dependent loans. The allowance for loan losses as a percent of total loans was 2.09% for June 30, 2014 compared to 3.25% at June 30, 2013. Specific reserves allocated to substandard loans made up 33% of the total allowance for loan loss at June 30, 2014 compared to 45% at June 30, 2013. Net charge-offs for the 2014 period included $6,000 in partial charge-offs compared to partial charge-offs of $417,000 for the 2013 period.

Allowance for loan losses to total non-performing loans decreased to 74% at June 30, 2014 from 89% at June 30, 2013. The increase in the coverage ratio for 2014 was driven by a significant decline in non-performing loans which more than offset the decline in the allowance balance. The allowance for loan loss for loans evaluated individually for impairment as a percentage of loans evaluated individually for impairment declined from 17.4% at June 30, 2013 to 9.3% at June 30, 2014, as specific reserves were charged off related to loans evaluated individually for impairment and deemed collateral dependent during the period. Once charged down to net realizable value, management’s impairment analysis for these individually evaluated collateral-dependent loans indicated that no additional reserves were required.

The following table analyzes loan loss experience for each of the last five fiscal years.

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011	2010	2009
Balance at beginning of period	$17,265	$17,181	$22,665	$17,719	$13,565
Loans charged-off:
Residential mortgage	318	88	438	222	127
Consumer & home equity	328	468	434	535	778
Commercial & commercial real estate	4,381	6,608	26,080	11,438	4,721
Total charge-offs	5,027	7,164	26,952	12,195	5,626
Recoveries:
Residential mortgage	32	—	8	—	2
Consumer & home equity	181	190	189	188	205
Commercial & commercial real estate	211	261	344	72	49
Total recoveries	424	451	541	260	256
Net loans charged-off	4,603	6,713	26,411	11,935	5,370
Provision for loan losses	(3,086)	6,797	21,210	16,881	9,524
Balance at end of period	9,576	17,265	17,464	22,665	17,719
Less: Allowance allocated to loans held for sale in probable branch divestiture	—	—	283	—	—
Balance at end of period, net	$9,576	$17,265	$17,181	$22,665	$17,719
Allowance for loan losses to total loans(1)(2)	2.05%	3.29%	2.37%	2.56%	1.78%
Net charge-offs to average loans outstanding	0.93%	1.06%	3.25%	1.25%	0.55%
Allowance for loan losses to total non-performing loans(2)	55%	80%	44%	54%	63%

(1)	Includes loans held for sale in probable branch divestiture and probable loan sale for 2011.
(2)	Includes allowance allocated to loans held for sale in probable branch divestiture for 2011.

Provision for loan loss decreased $9.9 million for 2013 compared to 2012. First Financial recorded a reversal of provision expense for 2013 due to a decline in the size of its loan portfolio, a lower level of classified loans when compared to 2012, declining historical loss rates and a reduction in the specific reserves allocated to several relationships based upon improved credit quality.

The allowance for loan losses was $9.6 million at December 31, 2013, a decrease of $7.7 million compared to 2012. The decrease was driven by a reversal of provision expense and net charge-offs of $4.6 million taken during the year, including specific reserves of $3.6 million charged off on collateral dependent loans of which $4.9 million had been reserved for at December 31, 2012. The allowance for loan losses as a percent of total loans was 2.05% for December 31, 2013 compared to 3.29% at December 31, 2012. Specific reserves allocated to substandard loans made up 29% of the total allowance for loan loss at December 31, 2013 compared to 46% at December 31, 2012. Net charge-offs for the 2013 period included $3.6 million in partial charge-offs compared to partial charge-offs of $4.2 million for the 2012 period.

Allowance for loan losses to total non-performing loans decreased to 55% at December 31, 2013 from 80% at December 31, 2012. The decline in the coverage ratio for 2013 was related to the decrease in the allowance for loan losses for loans evaluated individually for impairment. The allowance for loan loss for loans evaluated individually for impairment as a percentage of loans evaluated individually for impairment declined from 17.7% at December 31, 2012 to 7.5% at December 31, 2013 as specific reserves were charged off related to loans evaluated individually for impairment and deemed collateral dependent during the period. Once charged down to net realizable value, management’s impairment analysis for these individually evaluated collateral-dependent loans indicated that no additional reserves were required.

The allowance for loan losses remained relatively constant for the 2012 period compared to 2011. Net charge-offs of $6.7 million included specific reserves of $5.6 million on First Financial’s collateral dependent loans of which $2.6 million was previously reserved for at December 31, 2011. The allowance for loan losses as a percent of total loans, including loans held for sale and the related discounts allocated to those loans in a probable branch divestiture, was 3.29% for December 31, 2012 compared to 2.37% at December 31, 2011. Continuing management’s efforts to ensure the adequacy of the allowance for loan losses, management added specific reserves to two large commercial real estate relationships based on updated appraisals of the underlying collateral. Specific reserves as allocated to substandard loans made up 46% of the total allowance for loan loss at December 31, 2012 compared to 25% at December 31, 2011. Net charge-offs for the 2012 period included $4.2 million in partial charge-offs compared to partial charge-offs of $19.3 million for the same period in 2011. Allowance for loan losses to total non-performing loans increased to 80% at December 31, 2012 from 44% at December 31, 2011. The increase in the coverage ratio for 2012 was primarily due to a decrease in non-accrual loans and restructured loans on non-accrual for the period.

Provision for loan loss decreased $14.4 million to $6.8 million for 2012 compared to 2011. The smaller provision was due to a lower level of charge-offs and improvement in First Financial’s security and position of certain classified loans during the period. First Financial’s provision for loan loss was higher in 2011 due to management’s efforts to ensure the adequacy of the allowance by adding specific reserves to several large commercial real estate relationships based on updated appraisals of the underlying collateral. The higher provision for 2011 was also due to management increasing the general reserve provisioning levels for commercial real estate loans due to the general credit quality trend and the higher level of charge-offs.

The following table depicts management’s allocation of the allowance for loan losses by loan type. Allowance and allocation is based on management’s current evaluation of risk in each category, economic conditions, past loss experience, loan volume, past due history and other factors. Since these factors and management’s assumptions are subject to change, the allocation is not a prediction of future portfolio performance.

	December 31,
	2013		2012		2011		2010		2009
(Dollars in thousands)	Amount of Allowance	Percent of Total loans	Amount of Allowance	Percent of Total loans	Amount of Allowance	Percent of Total loans	Amount of Allowance	Percent of Total loans	Amount of Allowance	Percent of Total loans
Residential mortgage	$292	21%	$501	21%	$1,159	21%	$751	19%	$517	19%
Consumer & home equity	386	14	712	14	1,046	12	1,504	12	1,634	11
Commercial & commercial real estate	8,898	65	16,052	65	15,259	67	20,410	69	15,568	70
Total(1)	$9,576	100%	$17,265	100%	$17,464	100%	$22,665	100%	$17,719	100%

(1)	Includes $283 allowance allocated to loans held for sale in probable branch divestiture for 2011.

Federal regulations require banks to classify their own assets on a regular basis. The regulations provide for three categories of classified loans — substandard, doubtful and loss. In addition, management also classifies loans as criticized. Loans classified as criticized have a potential weakness that deserves management’s close attention.

The following table provides information with respect to criticized and classified loans at the end of each of the five most recent fiscal quarters:

(Dollars in thousands)	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Criticized Loans:
Total Criticized	$13,799	$18,614	$18,329	$22,456	$27,892
Classified Loans:
Substandard	$33,528	$34,353	$37,479	$45,798	$41,256
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—
Total Classified	$33,528	$34,353	$37,479	$45,798	$41,256
Total Criticized and Classified	$47,327	$52,967	$55,808	$68,254	$69,148

Total criticized and classified loans declined by $8.5 million or 15% from December 31, 2013 and by $21.8 million or 32% from June 30, 2013. Approximately $29.7 million or 88% of the total classified loans at June 30, 2014 were related to commercial real estate loans in its market area. Classified consumer loans totaled $411,000, classified mortgage loans totaled $2.6 million and classified commercial loans totaled $786,000. Management’s decision to record $100,000 in provision for loan losses during 2014 resulted from the application of a consistent allowance methodology that is driven by risk ratings and historical loss trends adjusted for qualitative factors. For more information on collection efforts, evaluation of collateral and how loss amounts are estimated, see “Non-Performing Assets,” below.

The following table provides information with respect to criticized and classified loans at the end of the five most recent fiscal years.

(Dollars in thousands)	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
Criticized Loans:
Total Criticized	$18,329	$24,869	$31,427	$28,309	$63,456
Classified Loans:
Substandard	$37,479	$50,320	$80,691	$95,663	$65,408
Doubtful	—	—	30	583	370
Loss	—	—	—	64	1,178
Total Classified	$37,479	$50,320	$80,721	$96,310	$66,956
Total Criticized and Classified	$55,808	$75,189	$112,148	$124,619	$130,412

Total criticized and classified loans declined by $19.4 million or 26% from December 31, 2012 and by $56.3 million or 50% from December 31, 2011. Approximately $33.0 million or 88% of the total classified loans at December 31, 2013 were related to commercial real estate loans in First Federal Savings Bank’s market area. Classified consumer loans totaled $584,000, classified mortgage loans totaled $3.1 million and classified commercial loans totaled $862,000. Management’s decision to record a reversal of a portion of the allowance for loan losses during 2013 resulted from the application of a consistent allowance methodology that is driven by risk ratings and historical loss trends adjusted for qualitative factors. For more information on collection efforts, evaluation of collateral and how loss amounts are estimated, see “Non-Performing Assets,” below.

Although management may allocate a portion of the allowance to specific loans or loan categories, the entire allowance is available for charge-offs. Management develops its allowance estimates based on actual loss experience adjusted for current economic conditions. Allowance estimates represent a prudent measurement of the risk in the loan portfolio, which management applies to individual loans based on loan type. First Financial has allocated additional resources to address credit quality and facilitate the structure and processes to diversify and strengthen its lending function. Credit quality will continue to be a primary focus in 2014 and going forward.

Non-Performing Assets.  Non-performing assets consist of certain non-accruing restructured loans for which the interest rate or other terms have been renegotiated, loans past due 90 days or more still on accrual, loans on which interest is no longer accrued, real estate acquired through foreclosure, and repossessed assets. Three bank lots originally acquired for expansion but now held for sale are also classified as non-performing assets. Loans, including impaired loans, are placed on non-accrual status when they become past due 90 days or more as to principal or interest, unless they are adequately secured and in the process of collection. Loans are considered impaired when management no longer anticipates full principal or interest will be paid in accordance with the contractual loan terms. Impaired loans are carried at the present value of estimated future cash flows discounted at the loan’s effective interest rate, or at the fair value of the collateral less cost to sell if the loan is collateral dependent.

Non-accrual loans that have been restructured remain on non-accrual status until management determines the future collection of principal and interest is reasonably assured, which will require that the borrower demonstrate a period of performance in accordance to the restructured terms of six months or more. Accruing loans that have been restructured are evaluated for non-accrual status based on a current evaluation of the borrower’s financial condition and ability and willingness to service the modified debt.

Management reviews First Financial’s loans on a regular basis and implements normal collection procedures when a borrower fails to make a required payment on a loan. If the delinquency on a mortgage loan exceeds 90 days and is not cured through normal collection procedures, or an acceptable arrangement is not worked out with the borrower, First Financial institutes measures to remedy the default, including commencing a foreclosure action. First Financial generally charges off consumer loans when management deems a loan uncollectible and any available collateral has been liquidated. First Financial handles commercial business and real estate loan delinquencies on an individual basis. These loans are placed on non-accrual status upon becoming contractually past due 90 days or more as to principal and interest or where substantial doubt about full repayment of principal and interest is evident.

First Financial recognizes interest income on loans on the accrual basis except for those loans in a non-accrual of income status. First Financial discontinues accruing interest on impaired loans when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers’ financial condition is such that collection of interest is doubtful, typically after the loan becomes 90 days delinquent. When interest accrual is discontinued, existing accrued interest is reversed and interest income is subsequently recognized only to the extent First Financial receives cash payments and is assured of repayment of all outstanding principal.

First Financial requires appraisals and performs evaluations on impaired assets upon initial identification. Thereafter, it obtains appraisals or performs market value evaluations on impaired assets at least annually. Recognizing the volatility of certain assets, management assesses the transaction and market conditions to determine if updated appraisals are needed more frequently than annually. Additionally, management evaluates the collateral condition and value in the event of foreclosure.

First Financial classifies real estate acquired as a result of foreclosure or by deed in lieu of foreclosure as real estate owned until such time as it is sold. First Financial classifies new and used automobile, motorcycle and all-terrain vehicles acquired as a result of foreclosure as repossessed assets until they are sold. When such property is acquired First Financial records it at fair value less estimated selling costs. First Financial charges any write-down of the property at the time of acquisition to the allowance for loan losses. Subsequent gains and losses are included in non-interest income and non-interest expense.

Real estate owned acquired through foreclosure is recorded at fair value less estimated selling costs at the date of foreclosure. Fair value is based on the appraised market value of the property based on sales of similar assets. The value may be subsequently reduced if the estimated fair value declines below the original appraised value. Management monitors market information and the age of appraisals on existing real estate owned properties and obtains new appraisals as circumstances warrant.

Real estate acquired through foreclosure was $11.2 million, a decrease of $414,000 from December 31, 2013 and a decrease of $2.9 million from June 30, 2013. Management believes that the level of real estate acquired through foreclosure has stabilized, as the inflow of properties has slowed down substantially compared to 2013, 2012 and 2011. All properties held in OREO are listed for sale with various independent real estate agents.

Real estate acquired through foreclosure at December 31, 2013 was $11.6 million, a decrease of $10.6 million from December 31, 2012 and a decrease of $17.4 million from December 31, 2011. Real estate acquired through foreclosure at December 31, 2013 includes $1.7 million in land development properties and building lots compared to $6.8 million at December 31, 2012. Also included in non-performing assets are three lots that were previously held for future branch expansion but at December 31, 2013 were held for sale.

The following tables summarize real estate acquired through foreclosure activity for the first six months of 2014 and for the last three fiscal years.

(Dollars in thousands)	June 30, 2014	December 31, 2013
Beginning balance, January 1,	$11,657	$22,286
Additions	1,026	8,713
Net proceeds from sale of properties	(483)	(17,076)
Writedowns	(499)	(2,185)
Change in valuation allowance	(458)	(81)
Ending balance	$11,243	$11,657

	December 31,
(Dollars in thousands)	2013	2012	2011
Beginning balance, January 1,	$22,286	$29,083	$25,807
Additions	8,713	18,100	19,416
Net proceeds from sale of properties	(17,076)	(19,250)	(6,877)
Writedowns	(2,185)	(5,147)	(9,263)
Change in valuation allowance	(81)	(500)	—
Ending balance	$11,657	$22,286	$29,083

The following table provides information with respect to non-performing assets at the end of each of the last five fiscal quarters.

(Dollars in thousands)	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Restructured on non-accrual status	$5,792	$1,170	$1,310	$7,927	$8,639
Restructured past due 90 days still on accrual	—	—	4,780	4,837	—
Past due 90 days still on accrual	—	—	2,226	2,238	—
Loans on non-accrual status	7,171	7,688	9,096	6,511	9,215
Total non-performing loans	12,963	8,858	17,412	21,513	17,854
Real estate acquired through foreclosure	11,243	12,260	11,657	8,859	14,169
Real estate owned-bank lots	1,446	1,446	1,469	—	—
Other repossessed assets	5	32	37	16	37
Total non-performing assets	$25,657	$22,596	$30,575	$30,388	$32,060
Interest income that would have been earned on non-performing loans	$644	$446	$902	$1,127	$946
Interest income recognized on non-performing loans	—	—	246	38	—
Ratios: Non-performing loans to total loans	2.85%	1.93%	3.73%	4.52%	3.64%
Non-performing assets to total loans	5.63%	4.92%	6.55%	6.38%	6.54%

Non-performing loans declined by $4.4 million to $13.0 million at June 30, 2014 compared to December 31, 2013. The change in non-accrual loans was due to the transfer of a non-accrual relationship totaling $725,000 to real estate acquired through foreclosure offset by the transfer of two commercial real estate relationships totaling $4.6 million from accrual status. Two commercial real estate relationships, one totaling $2.2 million and the other totaling $4.8 million were transferred from 90 days past due and still on accrual to accrual status as both relationships are performing as to the payment of principal and interest.

The following table provides information with respect to non-performing assets at the end of the last five fiscal years.

	December 31,
(Dollars in thousands)	2013	2012	2011	2010	2009
Restructured on non-accrual status	$1,310	$9,753	$18,032	$—	$—
Restructured past due 90 days still on accrual	4,780	—	—	—	—
Past due 90 days still on accrual	2,226	—	—	—	—
Loans on non-accrual status	9,096	11,702	21,718	42,169	28,186
Total non-performing loans	17,412	21,455	39,750	42,169	28,186
Real estate acquired through foreclosure	11,657	22,286	29,083	25,807	8,428
Real estate owned-bank lots	1,469	—	—	—	—
Other repossessed assets	37	34	42	40	103
Total non-performing assets	$30,575	$43,775	$68,875	$68,016	$36,717

	December 31,
(Dollars in thousands)	2013	2012	2011	2010	2009
Interest income that would have been earned on non-performing loans	$902	$1,163	$2,238	$2,429	$1,657
Interest income recognized on non-performing loans	246	—	—	—	—
Ratios: Non-performing loans to total loans (includes loans held for sale in probable branch divestiture and probable loan sale for 2011)	3.73%	4.09%	5.39%	4.77%	2.83%
Non-performing assets to total loans (includes loans held for sale in probable branch divestiture and probable loan sale for 2011)	6.55%	8.34%	9.34%	7.69%	3.69%

Non-performing loans declined by $4.0 million to $17.4 million at December 31, 2013 compared to December 31, 2012. The change in non-accrual loans was due to a the transfer of a non-accrual relationship totaling $1.0 million to restructured status and the transfer of two non-accrual relationships totaling $1.3 million to real estate acquired through foreclosure. First Financial also recorded $2.5 million in partial charge-offs related to loans on non-accrual. Offsetting the decrease in non-accrual loans was the addition of a commercial real estate relationship and a mortgage relationship with a combined balance of $2.2 million. Two commercial real estate relationships, one totaling $2.2 million and the other totaling $4.8 million were added to 90 days past due and still on accrual. The $4.8 million relationship is restructured. Both relationships are contractually past due but performing as to the payment of principal and interest.

Restructured loans on nonaccrual status will be placed back on accrual status if management determines that the future collection of principal and interest is reasonably assured, which requires that the borrower demonstrate a period of performance of at least six months in accordance to the restructured terms. All non-performing loans are considered impaired.

The following table shows restructured loans at the dates indicated.

(Dollar in thousands)	June 30, 2014	December 31, 2013
Restructured loans on non-accrual	$5,792	$1,310
Restructured past due 90 days still on accrual	—	4,780
Restructured loans on accrual	17,746	18,963
Total restructured loans	$23,538	$25,053

Restructured loans on accrual decreased during 2014 due to the pay-off of a commercial real estate relationship totaling $358,000 and the reclassification of two commercial real estate loans totaling $4.6 million to non-accrual status offset by the reclassification of a commercial real estate relationship totaling $4.8 million from past due 90 days still on accrual status.

The following table shows restructured loans for the last five fiscal years.

	December 31,
(Dollar in thousands)	2013	2012	2011	2010	2009
Restructured loans on non-accrual	$1,310	$9,753	$18,032	$—	$—
Restructured past due 90 days still on accrual	4,780	—	—	—	—
Restructured loans on accrual	18,963	22,851	16,047	3,906	9,812
Total restructured loans	$25,053	$32,604	$34,079	$3,906	$9,812

The decrease in restructured loans on non-accrual for 2013 resulted from the transfer of two non-accrual relationships totaling $8.1 million to real estate acquired through foreclosure. Restructured loans on accrual decreased during 2013 due to the reclassification of a commercial real estate relationship to past due 90 days still on accrual status and due to the restructuring of three commercial real estate relationships totaling $2.4 million offset by the pay-off of a commercial real estate relationship totaling $724,000. The commercial real estate relationship that was reclassified to past due 90 days still on accrual is contractually past due but is still performing as to the payment of principal and interest.

The terms of First Financial’s restructured loans have been renegotiated to reduce the rate of interest or extend the term, thus reducing the amount of cash flow required from the borrower to service the loans. Management anticipates that the level of restructured loans will remain elevated as management identifies borrowers in financial difficulty and works with them to modify to more affordable terms. First Financial has worked with customers when feasible to establish “A” and “B” note structures. The “B” note is charged-off on the books but remains an outstanding balance for the customer. These typically carry a very nominal or low rate of interest. The “A” note is a note structured on a proper basis meeting internal policy standards for a performing loan. After six months of performance, the “A” note restructured loan is eligible to be placed back on an accrual basis as a performing troubled debt restructured loan.

Investment Securities.  Interest on securities provides First Financial with its largest source of interest income after interest on loans, constituting 19.9% of the total interest income for the six months ended June 30, 2014. The securities portfolio serves as a source of liquidity and earnings, and contributes to the management of interest rate risk. First Financial has the authority to invest in various types of liquid assets, including short-term United States Treasury obligations and securities of various federal agencies, obligations of states and political subdivisions, corporate bonds, certificates of deposit at insured savings institutions and banks, bankers’ acceptances, and federal funds. First Financial may also invest a portion of its assets in certain commercial paper, collateralized loan obligations and corporate debt securities. First Financial is also authorized to invest in mutual funds and stocks whose assets conform to the investments that it is authorized to make directly. The investment portfolio decreased by $57.1 million primarily due to sales of corporate bonds and CLOs, which sales were offset by the purchases of higher yielding investments. Recent purchases have been high cash flow instruments with short average lives in order to decrease the volatility of the investment portfolio as well as to provide cash flow and limit interest rate risk.

Management evaluates investment securities with significant declines in fair value on a quarterly basis to determine whether they should be considered other-than-temporarily impaired under current accounting guidance, which generally provides that if a security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the securities must assess whether the impairment is other-than-temporary. Management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and whether management has the intent to sell the debt security or whether it is more likely than not that First Financial will be required to sell the debt security before its anticipated recovery. In analyzing an issuer’s financial condition, management may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

The unrealized losses on First Financial’s investment securities were a result of changes in interest rates for fixed-rate securities where the interest rate received is less than the current rate available for new offerings of similar securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because First Financial does not intend to sell and it is more likely than not that it will not be required to sell these investments until recovery of fair value, which may be maturity, management did not consider these investments to be other-than-temporarily impaired at June 30, 2014. See Note 3 — Securities for more information.

At June 30, 2014, First Financial owned five collateralized loan obligation securities subject to the Volcker Rule, with an amortized cost of $14.8 million and an unrealized loss of $389,000. Absent changes to the Volcker Rule, First Financial would be required to dispose of these securities before July 2017, which date was recently extended by the Federal Reserve Board. Management believes the unrealized loss reflected results not from credit risk but from interest rate changes and to the uncertainty created by the Volcker Rule. In the first quarter of 2014, First Financial sold four of its CLOs and recorded partial sales on three of its CLOs in the second quarter of 2014 to confirm their marketability and evaluate its assessment about their market values. First Financial recorded a loss of $286,000 on these sales.

The following table provides the carrying value of First Financial’s securities portfolio at the dates indicated.

	December 31,
(Dollars in thousands)	2013	2012	2011
Securities available-for-sale:
Government-sponsored collateralized mortgage obligations	$100,816	$150,147	$—
Government-sponsored mortgage-backed residential	74,324	144,889	264,691
Corporate bonds	43,698	32,967	—
Asset backed-collateralized loan obligations	34,478	—	—
State and municipal	11,923	12,718	23,794
Commercial mortgage backed	4,043	—	—
U.S. Treasury and agencies	—	8,278	25,028
Private asset backed	—	5,132	—
Trust preferred securities	—	—	264
Total	$269,282	$354,131	$313,777
Securities held-to-maturity:
Government-sponsored mortgage-backed residential	$—	$—	$—
Trust preferred securities	—	—	24
Total	$—	$—	$24

The following table provides the scheduled maturities, amortized cost, fair value and weighted average yields for First Financial securities at December 31, 2013.

(Dollars in thousands)	Amortized Cost	Fair Value	Weighted Average Yield*
Securities available-for-sale:
Due in one year or less	$3,060	$3,063	1.40%
Due after one year through five years	46,794	46,698	2.93
Due after five years through ten years	36,786	36,125	2.25
Due after ten years	190,652	183,396	2.14
Total	$277,292	$269,282	2.28

*	The weighted average yields are calculated on amortized cost.

Deposits.  First Financial relies primarily on providing excellent customer service and on its long-standing relationships with customers to attract and retain deposits. Market interest rates and rates on deposit products offered by competing financial institutions can significantly affect its ability to attract and retain deposits. First Financial attracts both short-term and long-term deposits from the general public by offering a wide range of deposit accounts and interest rates. In recent years market conditions have caused First Financial to rely increasingly on short-term certificate accounts and other deposit alternatives that are more responsive to market interest rates. Management uses forecasts based on interest rate risk simulations to assist it in monitoring First Financial’s use of certificates of deposit and other deposit products as funding sources and the impact of the use of those products on interest income and net interest margin in various rate environments.

Historically, First Financial utilized certificates of deposit placed by deposit brokers and deposits obtained through the CDARs program to support its asset growth. The CDARS system enables certificates of deposit that would exceed the current $250,000 FDIC coverage limit on deposits in a single financial institution to be redistributed to other financial institutions within the CDARS network in increments under the current coverage limit. However, due to First Financial’s designation as a “troubled institution,” it can no longer accept, renew or roll over brokered deposits (including deposits obtained through the CDARs program) without prior regulatory approval.

Total deposits have decreased by $59.9 million since December 31, 2013. Public funds decreased $24.9 million while retail and commercial deposits decreased $35.0 million. First Financial has public funds deposits from school boards, water districts and municipalities within its markets. These deposits are larger than individual retail depositors. However, First Financial does not have a deposit relationship that management believes is significant enough to cause a negative impact on its liquidity position. Brokered deposits were $22.7 million at June 30, 2014, decreasing by $4.6 million from $27.3 million at December 31, 2013.

Total deposits decreased $139.1 million during 2013. Public funds increased $29.4 million while retail and commercial deposits decreased $168.5 million. First Financial has public funds deposits from school boards, water districts and municipalities within its markets. These deposits are larger than individual retail depositors. However, First Financial does not have any deposit relationships that management believes the loss of which would be significant enough to cause a negative impact on its liquidity position. Brokered deposits and CDARS certificates decreased $30.2 million. Brokered deposits were $27.3 million at December 31, 2013 compared to $56.9 million at December 31, 2012.

The following table shows the amount of First Financial’s brokered deposits by time remaining until maturity as of June 30, 2014.

(Dollars in thousands)
2014	$4,025
2015	3,258
2016	1,188
2017	—
2018	4,609
2019	9,636
$22,716

First Financial is currently a member of Qwickrate, which is a premier non-brokered market place that First Financial uses as an additional low cost funding source. Qwickrate deposits totaled $18.0 million at June 30, 2014 compared to $18.2 million at December 31, 2013. Management does not anticipate a negative impact as a result of not being able to renew First Financial’s current $22.7 million of brokered deposits due to additional funding sources such as Qwickrate, decreased loan generation, continued loan pay downs, and First Financial’s highly liquid and mostly short-term investment portfolio.

Management has deployed additional resources to try to reduce First Financial’s cost of funds in this low rate environment. The Consent Order resulted in First Federal Savings Bank being categorized as a “troubled institution” by bank regulators, which limits the interest rate it can pay on interest bearing deposits. Unless the Bank is granted a waiver because it resides in a market that the FDIC determines is a high rate market, it is limited to paying deposit interest rates .75% above the average rates computed by the FDIC. Management has elected not to pursue such a waiver and to adhere to the average rates computed by the FDIC plus the .75% rate cap.

The following table shows First Financial’s deposits as of the dates indicated.

(Dollars in thousands)	June 30, 2014	December 31,
		2013	2012
Non-interest bearing	$89,196	$78,480	$75,842
NOW demand	169,761	192,515	155,390
Savings	95,258	90,176	80,645
Money market	84,662	94,367	121,755
Certificates of deposit	284,746	327,950	488,988
Total	$723,623	$783,487	$922,620

As of December 31, 2013, certificates of deposits in amounts of $100,000 or more totaled $147.5 million, of which $122.3 million were held by persons residing within First Financial’s service areas. An additional $25.2 million of certificates of deposits in amounts of $100,000 or more were obtained from deposit brokers.

The following table shows at December 31, 2013 the amount of First Financial’s certificates of deposit of $100,000 or more by time remaining until maturity.

Maturity Period	Certificates of Deposit
(In Thousands)
Three months or less	$24,090
Three through six months	12,008
Six through twelve months	19,585
Over twelve months	91,866
Total	$147,549

Advances from Federal Home Loan Bank.  Deposits are the primary source of funds for First Financial’s lending and investment activities and for its general business purposes. It can also use advances (borrowings) from the Federal Home Loan Bank (FHLB) to compensate for reductions in deposits or deposit inflows at less than projected levels. At June 30, 2014, outstanding FHLB advances totaled $12.3 million, and First Financial had sufficient collateral available to borrow approximately $6.7 million in additional advances. Advances from the FHLB are secured by First Financial’s stock in the FHLB, certain securities and substantially all of its first mortgage loans on an individual basis.

Subordinated Debentures.  Two trust subsidiaries of First Financial have together issued a total of $18 million trust preferred securities. The subsidiaries loaned the sales proceeds from these issuances to First Financial in exchange for junior subordinated deferrable interest debentures. First Financial is not considered the primary beneficiary of these trusts, which are variable interest entities. Therefore the trusts are not consolidated in First Financial’s financial statements. Rather, the subordinated debentures First Financial has issued to the trusts are shown as a liability. First Financial’s investment in the common stock of the trusts was $310,000.

The subordinated debentures are considered as Tier 1 capital or Tier 2 capital for First Financial under current regulatory guidelines. Capital received from the proceeds of the sale of trust preferred securities cannot constitute more than 25% of the total core capital of First Financial. The amount of subordinated debentures in excess of the 25% limitation constitutes Tier 2 capital for First Financial. First Financial has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

In 2008, one such trust subsidiary issued $8.0 million in trust preferred securities and loaned the sales proceeds to First Financial, which First Financial used to finance the purchase of banking operations in Indiana that it later sold. The subordinated debentures First Financial issued to the trust mature on June 24, 2038, can be called at par in whole or in part on or after June 24, 2018, and pay a fixed rate of 8% for thirty years.

In 2007, the other trust subsidiary issued 30 year cumulative trust preferred securities totaling $10 million at a 10-year fixed rate of 6.69% adjusting quarterly thereafter at LIBOR plus 160 basis points. These securities mature on March 22, 2037, and can be called at par in whole or in part on or after March 15, 2017.

On October 29, 2010, First Financial exercised its right to defer regularly scheduled interest payments on both issues of junior subordinated notes relating to outstanding trust preferred securities. First Financial has the right to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. Thereafter, it must pay all deferred interest or First Financial will be in default. During the deferral period, the subsidiary trusts likewise suspended payment of dividends on their trust preferred securities. The regular scheduled interest payments will continue to be accrued for payment in the future and reported as an expense for financial statement purposes. As of June 30, 2014, First Financial has deferred a total of fifteen quarterly payments and these accrued but unpaid interest payments totaled $5.1 million.

Liquidity

Liquidity refers to First Financial’s ability to generate adequate amounts of cash to meet financial obligations to its customers and shareholders in order to fund loans, respond to deposit outflows and to cover operating expenses. Maintaining a level of liquid funds through asset/liability management seeks to ensure that these needs are met at a reasonable cost. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth and normal operating expenditures. First Financial’s investment and funds management policy identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements in compliance with regulatory guidance. Management continually monitors First Financial’s liquidity position with oversight from the Asset Liability Committee.

First Financial’s banking centers provide access to retail deposit markets. If large certificate depositors shift to its competitors or other markets in response to interest rate changes, First Financial has the ability to replenish those deposits through alternative funding sources. In addition to maintaining a stable core deposit base, First Financial maintains adequate liquidity primarily through the use of investment securities. Traditionally, it has also borrowed from the FHLB to supplement its funding requirements. At June 30, 2014, First Financial had sufficient collateral available to borrow approximately $6.7 million through additional advances from the FHLB. Management believes that First Financial has adequate funding sources through unpledged investment securities, repayments of loan principal, investment securities pay-downs and maturities and potential asset sales to meet its foreseeable liquidity requirements.

At the holding company level, First Financial uses cash to pay dividends to stockholders, repurchase common stock, makes selected investments and acquisitions, and service debt. The main sources of funding for First Financial include dividends from First Federal Savings Bank, borrowings, and access to the capital markets.

The primary source of funding for First Financial has been dividends and returns of investment from First Federal Savings Bank. Kentucky banking laws limit the amount of dividends that the Bank can pay to the First Financial without prior approval of the KDFI. Under these laws, the amount of dividends that may be paid in any calendar year is limited to current year’s net income, as defined in the laws, combined with the retained net income of the preceding two years, less any dividends declared during those periods. Its Consent Order requires First Federal Savings Bank to obtain the consent of the Regional Director of the FDIC and the Commissioner of the KDFI to declare and pay cash dividends to First Financial.

First Financial has also entered into a formal agreement with the Federal Reserve to obtain regulatory approval before declaring any dividends on its common or preferred stock. First Financial will not be able to pay cash dividends on its common stock in the future until it first pays all unpaid dividends on its Series A preferred stock and all deferred distributions on its trust preferred securities. First Financial may not redeem shares or obtain additional borrowings without prior approval. Because of these limitations, consolidated cash flows as presented in the consolidated statements of cash flows may not represent cash immediately available to First Financial. During 2013, First Federal Savings Bank did not declare or pay any dividends to First Financial. Cash held by First Financial at June 30, 2014 was $91,000 compared to cash of $147,000 at December 31, 2013 and $333,000 at December 31, 2012.

Capital

Stockholders’ equity increased $2.1 million for the period ended June 30, 2014, primarily due to a decrease in unrealized losses on securities available-for-sale during the period. First Financial’s average stockholders’ equity to average assets ratio decreased to 4.34% for the six month period ended June 30, 2014 compared to 4.40% for the 2013 period.

Stockholders’ equity decreased $11.6 million during 2013, primarily due to an increase in unrealized losses on securities available-for-sale during the period. First Financial’s average stockholders’ equity to average assets ratio decreased to 4.15% at December 31, 2013 compared to 4.42% at the end of 2012.

On January 9, 2009, First Financial sold $20 million of cumulative perpetual preferred shares, with a liquidation preference of $1,000 per share (the “Series A preferred stock”) to the U.S. Treasury under the terms of its Capital Purchase Program. The Series A preferred stock constitute Tier 1 capital and rank senior to First Financial’s common shares. The Series A preferred stock paid cumulative dividends at a rate of 5% per year for the first five years and reset to 9% per year on January 9, 2014.

Under the terms of First Financial’s CPP stock purchase agreement, First Financial also issued Treasury a warrant to purchase an amount of its common stock equal to 15% of the aggregate amount of the Series A preferred stock, or $3 million. The warrant entitles Treasury to purchase 215,983 common shares at a purchase price of $13.89 per share. The initial exercise price for the warrant and the number of shares subject to the warrant were determined by reference to the market price of its common stock calculated on a 20-day trailing average as of December 8, 2008, the date Treasury approved its application. The warrant has a term of 10 years and is potentially dilutive to earnings per share.

Effective with the fourth quarter of 2010, First Financial suspended payment of regular quarterly cash dividends on First Financial’s Series A preferred stock. The dividends are cumulative and will continue to be accrued for payment in the future and reported as a preferred dividend requirement that is deducted from income to common shareholders for financial statement purposes.

On April 29, 2013, Treasury sold First Financial’s Series A preferred stock to six funds in an auction. Following the sale, the full $20 million stated value of First Financial’s Series A preferred stock remains outstanding and its obligation to pay deferred and future dividends, currently at an annual rate of 9%, continues until its Series A preferred stock are fully retired.

During the first six months of 2014, First Financial did not purchase any shares of its common stock. Like its agreement with the Federal Reserve, the terms of First Financial Series A preferred stock do not allow First Financial to repurchase shares of its common stock without prior written consent until the Series A preferred stock are fully retired.

Each of the federal bank regulatory agencies has established minimum leverage capital requirements for banks. Banks must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets ranging from 3% to 5%, subject to federal bank regulatory evaluation of an organization’s overall safety and soundness.

The following table shows the ratios of Tier 1 capital, total capital to risk-adjusted assets and the leverage ratios for First Financial and First Federal Savings Bank as of June 30, 2014.

Capital Adequacy Ratios as of
June 30, 2014

Risk-Based Capital Ratios	Regulatory Minimums	Ratio Required by Consent Order	The Bank	The Corporation
Tier 1 capital	4.00%	N/A	13.67%	10.86%
Total risk-based capital	8.00%	12.00%	14.93%	12.94%
Tier 1 leverage ratio	4.00%	9.00%	8.46%	6.70%

In its 2012 Consent Order, First Federal Savings Bank agreed to achieve and maintain a Tier 1 capital ratio of 9.0% and a total risk-based capital ratio of 12.0% by June 30, 2012. At June 30, 2014, the Bank’s Tier 1 capital ratio was 8.46% and the total risk-based capital ratio was 14.93% compared to 7.96% and 13.48% at December 31, 2013. The terms of the 2012 Consent Order and the actions management has taken to attain the capital ratios and meet the other requirements of the Order are described in greater detail under Regulatory Matters, above.

Off Balance Sheet Arrangements

First Financial’s off balance sheet arrangements consist of commitments to make loans, unused borrower lines of credit, and standby letters of credit, which are disclosed in Note 20 to the consolidated financial statements for the three years ended December 31, 2013.

Aggregate Contractual Obligations

December 31, 2013	Total	Less than one year	Greater than one year to 3 years	Greater than 3 years to 5 years	More than 5 years
	(Dollars in thousands)
Aggregate Contractual Obligations:
Time deposits	$327,949	$158,041	$97,775	$29,282	$42,851
FHLB borrowings	12,389	222	850	10,819	498
Subordinated debentures	18,000	—	—	—	18,000
Lease commitments	8,367	615	1,204	938	5,610

FHLB borrowings represent the amounts that are due to the FHLB of Cincinnati. These amounts have fixed maturity dates. One of these borrowings, although fixed, is subject to conversion provisions at the option of the FHLB. The FHLB has the right to convert this advance to a variable rate or First Financial can prepay the advance at no penalty. There is a substantial penalty if First Financial prepays the advance before the FHLB exercises its right. Management does not believe the convertible fixed rate advance will be converted in the near term.

The subordinated debentures, which mature June 24, 2038 and March 22, 2037, are redeemable before the maturity date at First Financial’s option on or after June 24, 2018 and March 15, 2017 at their principal amount plus accrued interest. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The interest rate on the subordinated debentures is at a 30 year fixed rate of 8.00% and a 10 year fixed rate of 6.69% adjusting quarterly thereafter at LIBOR plus 1.60%.

On October 29, 2010, First Financial exercised its right to defer regularly scheduled interest payments on both issues of junior subordinated notes relating to outstanding trust preferred securities. Together, the junior subordinated notes had an outstanding principal amount of $18 million. First Financial has the right to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. After such period, First Financial must pay all deferred interest and resume quarterly interest payments or it will be in default. During the deferral period, First Financial’s subsidiary trusts will likewise suspend payment of dividends on the trust preferred securities they issued. The regular scheduled interest payments will continue to be accrued for payment in the future and reported as an expense for financial statement purposes.

Lease commitments represent the total future minimum lease payments under non-cancelable operating leases.

Quantitative and Qualitative Disclosures About Market Risk

Asset/Liability Management and Market Risk.  To minimize the volatility of net interest income and exposure to economic loss that may result from fluctuating interest rates, management manages First Financial’s exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by First Financial’s Asset Liability Committee (“ALCO”). Comprised of senior management representatives, the ALCO has the responsibility for approving and ensuring compliance with asset/liability management policies. Interest rate risk is the exposure to adverse changes in the net interest income as a result of market fluctuations in interest rates. The ALCO, on an ongoing basis, monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies. Management considers interest rate risk to be its most significant market risk.

Management utilizes an earnings simulation model to analyze net interest income sensitivity. Management then evaluates potential changes in market interest rates and their subsequent effects on net interest income. The model projects the effect of instantaneous movements in interest rates of both 100 and 200 basis points. Management also incorporates assumptions based on the historical behavior of First Financial’s deposit rates and balances in relation to changes in interest rates into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

First Financial’s interest sensitivity profile was asset sensitive at June 30, 2014 and December 31, 2013. Given a sustained 100 basis point increase in interest rates, the First Financial’s base net interest income would increase by an estimated 4.49% at June 30, 2014 compared to an increase of 3.89% at December 31, 2013.

Management did not run a model simulation for declining interest rates as of June 30, 2014 and December 31, 2013, because the Federal Open Market Committee effectively lowered the Fed Funds Target Rate between 0.00% and 0.25% in December 2008 and therefore, no further short-term rate reductions can occur.

First Financial’s interest sensitivity at any point in time will be affected by a number of factors. These factors include the mix of interest sensitive assets and liabilities, their relative pricing schedules, market interest rates, deposit growth, loan growth, decay rates and prepayment speed assumptions.

Management uses various asset/liability strategies to manage the re-pricing characteristics of First Financial’s assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within First Financial’s guidelines of acceptable levels of risk-taking. As demonstrated by the June 30, 2014 and December 31, 2013 sensitivity tables, First Financial’s balance sheet has an asset sensitive position. This means that earning assets, which consist of loans and investment securities, will change in price at a faster rate than their deposits and borrowings. Therefore, if short term interest rates increase, First Financial’s net interest income will increase. Likewise, if short term interest rates decrease, their net interest income will decrease.

First Financial’s sensitivity to interest rate changes is presented based on data as of June 30, 2014 and December 31, 2013 annualized to a one year period.

		June 30, 2014 Increase in Rates
(Dollars in thousands)	Base	100 Basis Points	200 Basis Points
Projected interest income	$25,927	$29,498	$33,155
Projected interest expense	4,950	7,580	10,210
Net interest income	$20,977	$21,918	$22,945
Change from base		$941	$1,968
% Change from base		4.49%	9.38%

		December 31, 2013 Increase in Rates
(Dollars in thousands)	Base	100 Basis Points	200 Basis Points
Projected interest income	$27,800	$31,688	$35,783
Projected interest expense	5,364	8,378	11,392
Net interest income	$22,436	$23,310	$24,391
Change from base		$874	$1,955
% Change from base		3.89%	8.71%

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS
AND CERTAIN BENEFICIAL OWNERS

Community Beneficial Ownership of Common Stock

The following table shows, as of September 30, 2014, the amount of Community common stock that is beneficially owned by the members of Community’s board of directors and its named executive officers and by all of its directors and executive officers as a group. There were no persons known to Community who beneficially own more than 5% of Community common stock.

Name of Beneficial Owner	Number of Shares Not Subject to Options or Vesting of RSUs(1),(2)		Number of Shares Subject to Exercisable Options(2),(3)	Total Number of Shares Beneficially Owned	Percent of Class(4)
George M. Ballard	15,501	(5)	3,000	18,501	*
R. Wayne Estopinal	12,580	(6)	3,000	15,580	*
James E. Geisler	7,000		0	7,000	*
Gerald T. Koetter	52,364	(7)	2,000	54,364	1.58%
Gary L. Libs	161,532	(8)	4,000	165,532	4.81%
James D. Rickard	33,358	(9)	10,500	43,858	1.27%
Kerry M. Stemler	83,018	(10)	4,000	87,018	2.53%
Steven R. Stemler	12,507	(11)	3,000	15,507	*
Michael K. Bauer	7,416	(12)	0	7,416	*
Kevin J. Cecil	11,756	(13)	8,500	20,256	*
Paul A. Chrisco	10,797	(14)	8,500	19,297	*
Bill D. Wright	8,832	(15)	10,000	18,832	*
Total of all Directors and Executive Officers as a group	468,160		78,000	546,160	15.52%

*	Ownership is less than 1%.
(1)	All entries based on information provided to Community by its directors and executive officers. “RSUs” means restricted stock units.
(2)	For purposes of this table, a person is considered to beneficially own shares of common stock if he directly or indirectly has or shares voting power, which includes the power to vote or to direct the voting of the shares, or investment power, which includes the power to dispose or direct the disposition of the shares, or if he has the right to acquire the shares under options which are exercisable currently or within 60 days of September 30, 2014. Each person named in the above table has sole voting power and sole investment power with respect to the indicated shares unless otherwise noted. A person is considered to have shared voting and investment power over shares indicated as being owned by the spouse or the IRA of the spouse of that person.
(3)	In addition to the “Number of Shares Subject to Exercisable Options,” each beneficial owner holds the following unvested RSUs, which are not included in the table above.

Name of Beneficial Owner	Number of RSUs
George M. Ballard	0
R. Wayne Estopinal	0
James E. Geisler	0
Gerald T. Koetter	0
Gary L. Libs	0
James D. Rickard	6,667
Kerry M. Stemler	0
Steven R. Stemler	0
Michael K. Bauer	1,742

Name of Beneficial Owner	Number of RSUs
Kevin J. Cecil	1,591
Paul A. Chrisco	1,800
Bill D. Wright	1,270
Total of all Directors and Executive Officers as a group.	18,553
(4)	Shares of common stock attributed to a named person by virtue of options exercisable currently or within sixty days of September 30, 2014 are deemed outstanding for purposes of computing the percentage of outstanding shares of common stock owned by such person (and for all Directors and executive officers as a group) but are not deemed outstanding for purposes of computing the percentage of any other person.
(5)	Includes 3,790 shares held in Mr. Ballard’s IRA.
(6)	All shares are owned jointly by Mr. Estopinal and his spouse.
(7)	Includes 809 shares owned by Mr. Koetter’s spouse, 914 shares owned by his children, 10,619 shares held in Mr. Koetter’s IRA, and 40,022 shares held in the C. Thomas Young Family Trust, of which Mr. Koetter serves as a co-trustee.
(8)	Includes 47,017 shares owned jointly by Mr. Libs and his spouse and 16,866 shares owned by his spouse.
(9)	Includes 6,662 shares held in Mr. Rickard’s IRA.
(10)	Includes 333 shares owned by Mr. Stemler’s daughter, 10,756 shares held in Mr. Stemler’s IRA, and 8,717 shares held in his spouse’s IRA.
(11)	All of such shares are owned jointly by Mr. Stemler and his spouse.
(12)	Includes 3,981 shares held in Mr. Bauer’s IRA.
(13)	Includes 668 shares held in Mr. Cecil’s IRA.
(14)	Includes 1,650 shares held in Mr. Chrisco’s IRA.
(15)	Includes 3,190 shares held in Mr. Wright’s IRA.

First Financial Beneficial Ownership of Common Stock

The following table sets forth the beneficial ownership of First Financial common stock as of October 3, 2014 by its directors and director nominees, its current executive officers, and all of its directors and executive officers as a group. There were no persons, other than Mrs. Cleaver, known to First Financial to beneficially own more than 5% of its common stock.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
Gail L. Cleaver(2)	271,220	5.3%
J. Stephen Mouser	103,386	2.0
Gregory S. Schreacke(3)	100,297	2.0
B. Keith Johnson(4)	99,140	1.9
John L. Newcomb, Jr.	76,362	1.5
Roger T. Rigney	50,798	*
Anne Moran(5)	43,989	*
Michael L. Thomas	29,407	*
Donald Scheer	29,147	*
Diane E. Logsdon	27,235	*
Phillip J. Keller	18,244	*
Frank Perez(6)	15,000	*
Dann Small(7)	11,697	*
Charles Chaney(8)	5,900	*
Robert Whartenby	5,400	*
Directors and Executive Officers as a group(9) (15 persons)	887,222	17.26%

*	Represents less than 1%.
(1)	Unless otherwise indicated, each of the listed shareholders has sole voting and investment power with respect to the shares. Under SEC rules, a person is considered to be the beneficial owner of securities that the person may acquire within 60 days through the exercise of options. Exercisable options are included in the total number of outstanding shares when computing the percentage beneficially owned by the person or a group. They are not included in the total number of outstanding shares when computing the percentage of shares beneficially owned by any other person or group.
(2)	Mrs. Cleaver’s business address is P.O. Box 11863, Lexington, Kentucky 40511.
(3)	Includes 12,570 shares under its Employee Stock Purchase Plan (“ESPP”) for which Mr. Schreacke has voting power, and 25,000 shares underlying exercisable options.
(4)	Includes 21,165 shares held by First Federal Savings Bank’s KSOP and 2,003 shares under the ESPP for which Mr. Johnson has voting power.
(5)	Includes 817 shares held by First Federal Savings Bank’s KSOP and 673 shares under the ESPP for which Ms. Moran has voting power, and 36,000 shares underlying exercisable options.
(6)	Includes 7,000 shares underlying exercisable options.
(7)	Includes 3,497 shares under the ESPP for which Mr. Small has voting power, and 4,000 shares underlying exercisable options.
(8)	Includes 2,000 shares underlying exercisable options.
(9)	Includes 63,000 shares underlying exercisable options.

ACCOUNTING TREATMENT OF THE SHARE EXCHANGE

Community is required to account for the share exchange as a purchase transaction under U.S. generally accepted accounting principles. Under the purchase method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of First Financial will be recorded, as of completion of the share exchange, at their respective fair values and added to those of Community. Any excess of purchase price over the net fair value of First Financial’s assets and liabilities is recorded as goodwill (excess purchase price). Financial statements and reported results of operations of Community issued after completion of the share exchange will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of First Financial. The results of operations of First Financial will be included in the results of operations of Community following the effective time of the share exchange.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE SHARE EXCHANGE
AND HOLDING COMPANIES’ MERGER

The following is a summary description of the material United States federal income tax consequences of the share exchange and holding companies’ merger to the shareholders of First Financial who hold the common stock as capital assets. We do not intend it to be a complete description of the federal income tax consequences of the share exchange and holding companies’ merger to all shareholders of First Financial. For example, it may not apply to shareholders who received their common stock upon the exercise of employee stock options or as compensation. It also may not apply to shareholders who hold the common stock as part of a “hedge,” “straddle,” “constructive sale,” or “conversion transaction,” as these terms are used in the Internal Revenue Code of 1986, as amended (the “Code”). It also may not apply to insurance companies, securities dealers, financial institutions, tax-exempt entities or foreign persons. In addition, this summary description deals only with the federal income tax consequences of the share exchange and holding companies’ merger. No information is provided on the tax consequences of the share exchange and holding companies’ merger under state, local, gift, estate, foreign or other tax laws. This discussion does not address any tax consequences to shareholders of First Financial that exercise dissenters’ rights.

This discussion is based upon the income tax laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change. Tax laws are complex, and your individual circumstances may affect the tax consequences to you. We urge you to consult a tax advisor regarding the tax consequences to you of the share exchange and holding companies’ merger.

Frost Brown Todd LLC has delivered to First Financial a tax opinion that concludes that the federal income tax consequences of the share exchange are as follows:

•	the share exchange and holding companies’ merger together will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and
•	the exchange of First Financial common stock for Community common stock following by the holding companies’ merger will not give rise to gain or loss to the shareholders of First Financial with respect to such exchange (except to the extent of any cash received).

The tax opinion is based upon law existing on the date of the opinion, October 9, 2014, and upon certain facts, assumptions (including but not limited to the assumption that the share exchange and holding companies’ merger will be completed in accordance with the terms of the share exchange agreement), limitations, representations and covenants that, if incorrect in certain material respects, would jeopardize the conclusions reached by Frost Brown Todd LLC in its opinion. The tax opinion does not bind the Internal Revenue Service or prevent the Internal Revenue Service from successfully asserting a contrary opinion. No ruling will be requested from the Internal Revenue Service in connection with the share exchange and holding companies’ merger or on any matter relating to the tax consequences of the share exchange and holding companies’ merger.

The United States federal income tax consequences of the share exchange and holding companies’ merger together are as follows:

•	Classification as a “Reorganization.” The share exchange and holding companies’ merger will be treated as a reorganization qualifying under the provisions of Section 368(a) of the Code.
•	Federal Income Tax Consequences to Community and First Financial. Neither Community nor First Financial will recognize taxable gain or loss as a result of the share exchange and holding companies’ merger.
•	Federal Income Tax Consequences to Community Shareholders Who Do Not Hold any First Financial Common Stock. Because Community common stock shareholders will retain their common stock in the share exchange, Community shareholders will not recognize gain or loss upon the share exchange and holding companies’ merger.
•	Federal Income Tax Consequences to First Financial Shareholders. A First Financial shareholder will not recognize taxable gain or loss upon the exchange of First Financial common stock solely for Community common stock, except in respect of cash received instead of a fractional share of Community common stock (as discussed below).
•	Exchange of Cash in Lieu of Fractional Share. A First Financial shareholder who receives cash instead of a fractional share of Community common stock will recognize gain or loss as if such fractional shares of Community common stock were distributed as part of the share exchange and then redeemed by Community, subject to the provisions and limitations of Section 302 of the Code.
•	Tax Basis of Community Common Stock Received in the Share Exchange. The tax basis of any Community common stock (including fractional shares deemed received and redeemed as described above) exchanged for First Financial common stock in the share exchange will equal the tax basis of First Financial common stock surrendered in the exchange.
•	Holding Period of Community Common Stock Received in the Share Exchange. The holding period for any Community common stock exchanged for First Financial common stock in the share exchange will include the period during which First Financial common stock surrendered in the exchange was held.
•	Reporting requirements. Certain U.S. holders of First Financial common stock receiving Community common stock in the share exchange will be required to attach to their federal income tax returns for the taxable year in which the share exchange occurs a statement regarding the share exchange. U.S. holders of First Financial common stock receiving Community common stock in the share exchange are required to maintain a permanent record, of all the facts relating to the exchange of stock in connection with the share exchange. The facts to be disclosed by a U.S. holder include the holder’s basis in First Financial common stock transferred to Community and the number of shares of Community common stock received by the holder in the share exchange.

THE FOREGOING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE SHARE EXCHANGE AND HOLDING COMPANIES’ MERGER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE SHARE EXCHANGE AND HOLDING COMPANIES’ MERGER TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, WE URGE YOU TO CONSULT WITH YOUR TAX ADVISOR REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED ABOVE AND THE PARTICULAR TAX EFFECTS TO YOU OF THE SHARE EXCHANGE AND HOLDING COMPANIES’ MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

LEGAL MATTERS

The validity of the Community common stock to be issued in connection with the share exchange have been passed upon by Stoll Keenon Ogden PLLC, counsel to Community. The federal income tax consequences of the share exchange have been passed upon by Frost Brown Todd LLC, counsel to First Financial.

EXPERTS

The consolidated financial statements of Community incorporated in this joint proxy statement-prospectus by reference to the Annual Report on Form 10-K at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, have been so incorporated in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of First Financial and its subsidiaries at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing in this joint proxy statement -prospectus have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single joint proxy statement-prospectus addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. In connection with the Community and First Financial special meetings, some brokers may be “householding” proxy materials. As a result, those brokers may deliver only one copy of this joint proxy statement-prospectus to shareholders residing at the same address, unless contrary instructions have been received from the applicable shareholders.

If you would prefer to receive a separate joint proxy statement-prospectus, please contact the company whose shares you hold at their address identified below. Each of Community and First Financial will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement-prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Community Bank Shares of Indiana, Inc., Attn: Matthew A. Muller, Corporate Secretary, 101 West Spring St., New Albany, Indiana 47150, or contact Mr. Muller at (812) 981-7744 or First Financial Service Corporation, Attn: Janelle Poppe, Corporate Secretary, 2323 Ring Road, Elizabethtown, Kentucky 42702-5006, or contact Ms. Poppe at (270) 765-2131.

WHERE YOU CAN FIND MORE INFORMATION

Community has filed with the SEC a registration statement under the Securities Act that registers the distribution to First Financial shareholders of the shares of Community common stock to be issued in connection with the share exchange. This joint proxy statement-prospectus is a part of that registration statement. The registration statement, including the joint proxy statement-prospectus and the attached appendices, contains additional relevant information about Community and Community common stock. The rules and regulations of the SEC allow Community to omit certain information included in the registration statement from this joint proxy statement-prospectus.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Community, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by Community with the SEC are also available at Community’s Internet website. The address of the site is www.yourcommunitybank.com. We have included the web addresses of the SEC and Community as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows Community to incorporate by reference information in this document. This means that Community can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Community previously filed with the SEC. They contain important information about the companies and their financial condition.

Community SEC Filings

(SEC File No. 1-000-25766; CIK No. 0000933490)

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed March 31, 2014
•	Definitive Proxy Statement on Schedule 14A filed April 4, 2014
•	Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2014 and June 30, 2014
•	Current Reports on Form 8-K filed January 27, 2014, February 2, 2014, April 17, 2014, April 22, 2014 (2 reports), May 22, 2014 (2 reports), July 21, 2014, and July 30, 2014
•	Description of Community common stock described in a Current Report on Form 8-K filed September 22, 2014.

To the extent that any information contained in any report on Form 8-K or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, Community incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this joint proxy statement-prospectus and prior to the later of the date the offering is terminated and the date of Community’s special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement-prospectus, effective as of the dates such documents are filed.

In the event of conflicting information in this joint proxy statement-prospectus in comparison to any document incorporated by reference into this joint proxy statement-prospectus, or among documents incorporated by reference, the information in the latest filed document controls. You should not assume that the information incorporated by reference into this joint proxy statement-prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this joint proxy statement-prospectus to Community shareholders or First Financial shareholders nor the issuance by Community of shares of Community common stock pursuant to the share exchange will create any implication to the contrary.

First Financial is currently not eligible to incorporate in this document by reference any documents that it filed, or may file in the future, with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934.

Except where the context otherwise indicates, Community has supplied all information contained or incorporated by reference in this document relating to Community, as well as all pro forma financial information, and First Financial has supplied all information relating to First Financial.

Documents incorporated by reference are available from Community without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Community as follows:

Community Bank Shares of Indiana, Inc.
101 West Spring Street
New Albany, Indiana 47150
Attention: Matthew Muller
Telephone: (812) 981-7744

First Financial’s audited consolidated financial statements and related notes for the year ended December 31, 2013 and First Financial’s unaudited consolidated financial statements and related notes for the six months ended June 30, 2014 are included in this document beginning on page C-1.

To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that Community shareholders requesting documents must do so by December 9, 2014 and First Financial shareholders requesting documents must do so by December 9, 2014, in order to receive them before their respective special meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from Community, Community will mail them to you by first class mail, or another equally prompt means after it receives your request.

Neither Community nor First Financial has authorized anyone to give any information or make any representation about the share exchange or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

The representations, warranties and covenants described in this document and included in the share exchange agreement were made only for purposes of the share exchange agreement and as of specific dates. They are solely for the benefit of Community and First Financial, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Community and First Financial rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of Community, First Financial or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the share exchange agreement, which subsequent information may or may not be fully reflected in public disclosures by Community or First Financial. The representations and warranties and other provisions of the share exchange agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement-prospectus and in the documents incorporated by reference into this joint proxy statement-prospectus.

APPENDIX A

AGREEMENT AND PLAN OF SHARE EXCHANGE

BETWEEN

COMMUNITY BANK SHARES OF INDIANA, INC.

AND

FIRST FINANCIAL SERVICE CORPORATION

AGREEMENT AND PLAN OF SHARE EXCHANGE

THIS AGREEMENT AND PLAN OF SHARE EXCHANGE (the “Agreement”) is made and entered into as of the 21st day of April, 2014, by and among (i) FIRST FINANCIAL SERVICE CORPORATION, a Kentucky corporation with its principal executive offices located at 2323 Ring Road, Elizabethtown, Kentucky 42701 (“FFKY”) and (ii) COMMUNITY BANK SHARES OF INDIANA, INC., an Indiana corporation with its principal executive offices located at 101 West Spring Street, New Albany, Indiana 47150 (“CBIN”).

PREAMBLE

The boards of directors of FFKY and CBIN have determined that the transactions contemplated herein are in the best interests of their respective shareholders and banking subsidiaries and have agreed to combine their businesses pursuant to the terms of this Agreement. This Agreement and the Plan of Share Exchange attached hereto and incorporated by reference at Exhibit A provide for the acquisition of FFKY by CBIN pursuant to a statutory share exchange. At the Effective Time, the outstanding shares of common stock of FFKY shall be converted into the right to receive CBIN Common Stock, all as described herein. The transactions described in this Agreement are subject to the approvals of the FRB, the Department and other applicable federal and state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement.

NOW THEREFORE, in consideration of the premises and the mutual and dependent covenants and undertakings contained in this Agreement, and for other good and valuable consideration, the mutuality, receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1. Certain Defined Terms.  The words listed in this Article 1 when used and capitalized in this Agreement shall have the meanings set forth for each by this Article 1. Certain other capitalized terms when used in this Agreement shall have the meanings ascribed to them when first encountered elsewhere in this Agreement:

(a) “Acquisition Proposal” shall mean any bona fide written proposal or offer from any Person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes 50% or more of the net revenues, net income or the Assets of FFKY and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of equity securities of FFKY or FFB representing 50% or more of the combined voting power of FFKY or, as applicable, FFB, (iii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning equity securities of FFKY or FFB representing 50% or more of the combined voting power of FFKY or FFB or (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving FFKY or FFB, other than the transactions contemplated by this Agreement.

(b) “Additional Environmental Assessment” shall have the meaning assigned such term in Section 8.17(d) hereof.

(c) “Adverse Consequences” shall mean all Proceedings, charges, injunctions, Orders, damages, assessments, expenditures, outlays, awards, penalties, fines, costs, interest, amounts paid in settlement, liabilities, obligations, payments, taxes, liens, losses, reduction in value, loss of use, injuries, expenses and fees of whatever nature, including without limitation response, restoration, investigative, removal, remedial, monitoring or inspection costs and court costs and reasonable attorneys’ fees and expenses.

(d) “Affiliate” means, as applied to any Person, (i) any director, executive officer, or general partner of such Person, (ii) any other Person directly or indirectly controlling, controlled by or under common control with or by such Person or (iii) any other Person that directly or indirectly owns or controls, whether beneficially or as a trustee, guardian or other fiduciary, ten percent (10%) or more of the equity capital of such Person; provided, however, that it is the intent of the parties that neither CBIN nor YCB shall be deemed or construed to be an Affiliate of FFKY or FFB and neither FFKY nor FFB shall be deemed or construed to be an Affiliate of CBIN or YCB. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

(e) “Affiliate Agreement” shall mean an agreement between CBIN and those directors and officers of FFKY and FFB identified on Disclosure Memorandum Schedule 1.1(e) in the form of Exhibit B attached hereto (for directors) and Exhibit C attached hereto (for officers).

(f) “Agreement” shall mean this Agreement and Plan of Share Exchange and the Schedules, Exhibits and other certificates or documents delivered pursuant hereto.

(g) “Assets” of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise, wherever located.

(h) “Bank Merger” shall mean a merger of FFB into YCB contemplated for consummation immediately following the Share Exchange and the Holding Company Merger.

(i) “Bank Secrecy Act” shall have the meaning assigned such term in Section 5.29 hereof.

(j) “BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended, 12 U.S.C. §1841, et. seq.

(k) “Book Value Shortfall Factor” shall mean the quotient obtained by dividing (i) the difference between $13,000,000 and the Consolidated Net Book Value by (ii) $22.33, if the Consolidated Net Book Value is less than $13,000,000. If the Consolidated Net Book Value is greater than $13,000,000, the Book Value Shortfall Factor shall be zero.

(l) “CBIN” shall mean Community Bank Shares of Indiana, Inc., an Indiana corporation.

(m) “CBIN Common Stock” shall mean the common stock, $.10 par value per share, of CBIN.

(n) “CBIN Preferred Stock” shall mean the Senior Non-Cumulative Perpetual Preferred Stock, Series B (SBLF Preferred Stock), of CBIN.

(o) “CBIN Shareholders’ Meeting” shall mean the meeting of the shareholders of CBIN to be held pursuant to Section 8.1 hereof, including any adjournments thereof, for the approval by the shareholders of CBIN of the Share Exchange and Plan of Share Exchange.

(p) “Certificates” shall have the meaning assigned such term in Section 4.1(b) hereof.

(q) “Change in Control” shall mean (i) any merger, consolidation, share exchange or other reorganization or recapitalization to which a Party or any of its Subsidiaries is a party or subject, (ii) the sale, lease or exchange following the date of this Agreement out of the Ordinary Course (either in one (1) transaction or a series of transactions) of ten percent (10%) or more of the Assets of a Party or any of its Subsidiaries within a one (1) year period, (iii) the issuance of equity interests in a Party or any of its Subsidiaries following the date of this Agreement (either in one (1) transaction or a series of transactions) which increases by ten percent (10%) or more the equity of a Party or any of its Subsidiaries or (iv) the issuance of voting interests in a Party or any of its Subsidiaries following the date of this Agreement (either in one (1) transaction or a series of transactions) equal to ten percent (10%) or more of the voting interests of a Party or any of its Subsidiaries prior to such issuance.

(r) “Closing” shall mean the consummation of the Contemplated Transactions and the satisfaction of all other conditions precedent thereto as set forth hereinafter.

(s) “Closing Date” shall mean the date on which the Closing occurs.

(t) “COBRA” shall have the meaning assigned such term in Section 5.18(c) hereof.

(u) “Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor thereto and all rulings and regulations issued pursuant thereto or any successor thereto.

(v) “Common Stock Consideration” shall mean the shares of CBIN Common Stock (and cash under Sections 4.1(d) and (e) hereof) into which shares of FFKY Common Stock are converted under the Share Exchange.

(w) “Confidentiality Agreement” shall mean that confidentiality Letter of Agreement dated December 3, 2013 between FFKY and CBIN.

(x) “Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Governmental Authorization.

(y) “Consolidated Net Book Value” means the unaudited consolidated net common shareholders’ equity of FFKY (excluding all equity attributable to preferred stock) as of the Determination Date, determined in accordance with GAAP, but without giving effect to the after tax impact of any negative provision for loan and lease losses for the period between December 31, 2013 and the Determination Date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the (i) payoff of, or (ii) a Qualified Collateral Enhancement with respect to, a loan for which a specific allowance for loan and lease losses has been calculated as of December 31, 2013 and which specific allowance is set forth on Disclosure Memorandum Schedule 1.1(y), where the resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the Consolidated Net Book Value.

(z) “Contemplated Transactions” shall mean all of the transactions contemplated by this Agreement, including the Share Exchange, the Holding Company Merger and the Bank Merger.

(aa) “Contract” shall mean any legally binding written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, order, permit, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its equity capital, assets or business.

(bb) “CRA” shall have the meaning assigned such term in Section 5.25 hereof.

(cc) “Criticized Assets” shall have the meaning assigned such term in Section 5.8(b) hereof.

(dd) “D&O Agreement” shall mean an agreement in the form of that agreement in Disclosure Memorandum Schedule 1.1(dd).

(ee) “Default” shall mean (i) any breach or violation of or default under any Contract, (ii) any occurrence or event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract or (iii) any occurrence or event that with or without the passage of time or the giving of notice would give rise to a right to terminate, revoke, modify, cancel, amend, change the current terms of, renegotiate, or to accelerate, increase or impose any liability under, any Contract.

(ff) “Department” shall mean the Indiana Department of Financial Institutions.

(gg) “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(hh) “Determination Date” shall mean the tenth business day prior to the Closing Date.

(ii) “Director Plan” shall have the meaning assigned such term in Section 5.3(b) hereof.

(jj) “Director Restricted Stock” shall have the meaning assigned such term in Section 5. 3(b) hereof.

(kk) “Disclosure Memorandum” shall mean the written informational document entitled “Disclosure Memorandum” delivered to CBIN by FFKY in connection with the execution and delivery of this Agreement.

(ll) “Dissenting Shares” shall mean any shares of FFKY Common Stock with respect to which the record or beneficial holder has properly perfected the holder’s rights to dissent under Subtitle 13 of the KBCA.

(mm) “EJF Shares” means the 14,791 shares of FFKY Preferred Stock held by EJF TARP Holdings, LLC, EJF Sidecar Fund, Series LLC — Series D, EJF Capital, LLC or any affiliate of EJF Capital, LLC, and any successors or assigns of the foregoing with respect to such shares.

(nn) “Effective Time” shall have the meaning assigned such term in Section 2.3 hereof.

(oo) “Encumbrance” shall mean any claim, lien, security interest (statutory or otherwise), other security arrangement, charge, equity, mortgage, pledge, community property interest, condition, equitable interest, option, right of first refusal, deed of trust, conditional sale agreement, default of title, hypothecation, reservation, right of way, title defect, title retention or encumbrance of any nature whatsoever.

(pp) “Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

(qq) “Environmental Consultant” shall have the meaning assigned such term in Section 8.17(a) hereof.

(rr) “Environmental Laws” means any Laws that require or relate to: (a) advising appropriate authorities, employees and the public of intended or actual releases of pollutants or Hazardous Materials, violations of discharge limits or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment; (b) preventing or reducing to acceptable levels the release of pollutants or Hazardous Materials into the Environment; (c) reducing the quantities, preventing the release or minimizing the hazardous characteristics of wastes that are generated; (d) assuring that chemical substances are designed, formulated, packaged and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of; (e) protecting environmental resources, species or ecological amenities; (f) reducing to acceptable levels the risks inherent in the transportation of Hazardous Materials or other potentially harmful substances; (g) cleaning up pollutants that have been released preventing the threat of release or paying the costs of such clean up or prevention; or (h) making responsible parties pay private parties, or groups of them, for damages done to the Environment, or permitting self-appointed representatives of the public interest to recover for environmental injuries done to public assets. “Environmental Laws” shall include, without limitation, the Comprehensive Environmental Response Compensation and Liability Act, as amended, §§42 U.S.C. 9601 et seq. (“CERCLA”) or any successor law, and regulations and rules issued pursuant thereto or any successor, and the Resource Conservation and Recovery Act, as amended §§42 U.S.C. 6901 et seq. (“RCRA”) or any successor law, and regulations and rules issued pursuant thereto or any successor and all similar state and local Laws.

(ss) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, or any successor thereto, and regulations and rules issued pursuant thereto or any successor thereto.

(tt) “ERISA Affiliate” shall have the meaning assigned such term in Section 5.18(a) hereof.

(uu) “Exchange Agent” shall mean Registrar and Transfer Company.

(vv) “Exchange Fund” shall have the meaning assigned such term in Section 4.1(a) hereof.

(ww) “Exchange Ratio” shall have the meaning assigned such term in Section 3.1(b) hereof.

(xx) “Exhibits” shall mean the exhibits so marked and attached to this Agreement, which Exhibits are hereby incorporated herein by reference and made a part hereof.

(yy) “FDIC” shall mean the Federal Deposit Insurance Corporation.

(zz) “FFB” shall mean First Federal Savings Bank of Elizabethtown, a federal savings bank.

(aaa) “FFB Common Stock” shall mean the common stock, no par value per share, of FFB.

(bbb) “FFKY” shall mean First Financial Service Corporation, a Kentucky corporation.

(ccc) “FFKY Adverse Recommendation Change” shall have the meaning assigned such term in Section 8.8(b) hereof.

(ddd) “FFKY Benefit Plans” shall have the meaning assigned such term in Section 5.18(a) hereof.

(eee) “FFKY Common Stock” shall mean the common stock, $1.00 par value per share, of FFKY.

(fff) “FFKY Common Stock Price” shall mean the product obtained by multiplying (i) the daily closing price of a share of CBIN Common Stock as reported on the NASDAQ-CM on the business day immediately preceding the Closing Date and (ii) the Exchange Ratio.

(ggg) “FFKY ERISA Plan” shall mean any FFKY Benefit Plan which is an “employee pension benefit plan” as defined in Section 3(2) of ERISA.

(hhh) “FFKY Exercisable Stock Options” shall mean all of the FFKY Stock Options which immediately prior to the Effective Time remain unexercised that, either by their express terms or by virtue of action on the part of the Board of Directors of FFKY accelerating the exercisability thereof, are at such time exercisable at an exercise price equal to or less than the FFKY Common Stock Price.

(iii) “FFKY Expenses” shall have the meaning assigned such term in Section 11.1(c) hereof.

(jjj) “FFKY Financial Statements” shall have the meaning assigned such term in Section 5.5 hereof.

(kkk) “FFKY Preferred Stock” shall mean the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $.01 per share, stated liquidation amount $1,000.00 per share, of FFKY.

(lll) “FFKY Proxy Statement” shall mean the proxy statement used by FFKY to solicit the approval of its shareholders of the Share Exchange and Plan of Share Exchange.

(mmm) “FFKY Regulatory Agreement” shall have the meaning assigned such term in Section 5.16 hereof.

(nnn) “FFKY Shareholders’ Meeting” shall mean the meeting of the shareholders of FFKY to be held pursuant to Section 8.1 hereof, including any adjournment or adjournments thereof, for the approval by the shareholders of FFKY of the Share Exchange and Plan of Share Exchange.

(ooo) “FFKY Stock Options” shall mean the outstanding stock options as of the Closing Date with respect to the purchase of FFKY Common Stock as described in Disclosure Memorandum Schedule 5.3.

(ppp) “FFKY Stock Plans” shall mean any and all plans sponsored by FFKY under which options and other stock-based awards are granted.

(qqq) “FFKY Subsidiaries” shall mean the Subsidiaries of FFKY, which shall include the FFKY Subsidiaries described in Section 5.4 hereof and any other Person acquired as a Subsidiary of FFKY in the future and owned by FFKY (directly or indirectly) at the Closing Date.

(rrr) “FFKY Warrants” shall mean any and all warrants to purchase capital stock in FFKY.

(sss) “FRB” shall mean the Board of Governors of the Federal Reserve System.

(ttt) “Funded Debt” shall mean, at any date, all indebtedness for borrowed money issued, incurred, assumed or guaranteed of or by a Person which would, in accordance with GAAP, be classified as indebtedness, but in any event “Funded Debt” shall include all indebtedness for borrowed money, whether secured or unsecured. However, notwithstanding the foregoing, “Funded Debt” shall not include, with respect to the subject Person, any Liability or obligation of the subject Person incurred in the Ordinary Course of the subject Person’s banking or trust business with respect to (i) any deposits held by the subject Person or funds collected by the subject Person; (ii) any banker’s acceptance or letter of credit issued by the subject Person; (iii) any check, note, certificate of deposit, money order, traveler’s check, draft or bill of exchange accepted or endorsed by the subject Person; (iv) any lease of real or personal property, purchase money security agreement or similar instrument not involving an obligation of the subject Person for borrowed money other than purchase money indebtedness; (v) any guarantee or similar obligation incurred by the subject Person in such circumstances as are incidental or usual in carrying on the banking or trust business; (vi) any transaction in the nature of an extension of credit, whether in the form of a commitment or otherwise, undertaken by the subject Person for the account of a third party after the application by the subject Person of the same banking considerations and legal lending limits that would otherwise be applicable if the transaction were a loan to such party; and (vii) any transaction in which the subject Person acts solely in a fiduciary or agency capacity.

(uuu) “GAAP” shall mean generally accepted accounting principles applicable to banks and bank holding companies as set forth in the opinions, statements and pronouncements of the statements of the Financial Accounting Standards Board and SEC, in each case which are applicable to the circumstances as of the date of determination.

(vvv) “Governmental Authorization” shall mean any approval, Consent, license, permit, waiver, certificate of authority, accreditation, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law.

(www) “Governmental Body” shall mean any: (a) nation, state, county, city, town, village, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any self-regulatory organization, governmental agency, branch, department, commission, official or entity and any court or other tribunal); (d) multi-national organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

(xxx) “Hazardous Materials” shall mean any waste or other substance that is listed, defined, designated or classified as, or otherwise determined to be, hazardous, radioactive or toxic or a pollutant or a contaminant or otherwise regulated under or pursuant to any Environmental Law, including (without limitation) any admixture or solution thereof, and specifically including (without limitation) petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos or asbestos-containing materials and polychlorinated biphenyls, substances containing polychlorinated biphenyls, nitrate, perchloroethylene, 1,1,1-trichloroethane, trichloroethylene, tetrachloroethylene, 1,1-dichloroethane, 1, 1-dichloroethene, cis-1, 2-dichloroethene, trans-1, 2-dichloroethene, copper, chromium, zinc, cadmium, lead, mercury, nickel, iron, magnesium, nitrite and aluminum.

(yyy) “Holding Company Merger” shall mean a merger of FFKY into CBIN contemplated for consummation immediately following the Share Exchange.

(zzz) “IBCL” shall mean the Indiana Business Corporation Law, Article 1 of Title 3, et.seq., of the Indiana Code.

(aaaa) “IIPI” shall have the meaning assigned such term in Section 5.26 hereof.

(bbbb) “Indemnified Parties” shall have the meaning assigned such term in Section 8.11(b) hereof.

(cccc) “Informational Systems Conversion” shall have the meaning assigned such term in Section 8.15 hereof.

(dddd) “Intellectual Property” shall mean any copyrights (in both published and unpublished works), patents (including patents that are pending), trademarks (registered and unregistered), service marks, service names, fictional business names and trade names, technology rights and licenses, computer software (including any source or object codes therefore or documentation relating thereto), trade secrets, confidential information, customer lists, technical information, research and development information and records, data processing technology, plans, drawings, blueprints, franchises, know-how, inventions and discoveries (whether or not patentable), any applications for any of the foregoing and any other intellectual property rights of whatever nature.

(eeee) “KBCA” shall mean the Kentucky Business Corporation Act, Chapter 271B of the Kentucky Revised Statutes.

(ffff) “KDFI” shall mean the Kentucky Department of Financial Institutions.

(gggg) “Knowledge” — a Person who is an individual will be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual would be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable review of the documents and other information used by him or her in the normal course of business concerning the existence of such fact or other matter. With respect to any Person (who is not an individual), it shall be deemed to have “the Knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time during the twelve (12) months prior to the Closing Date served, as a director, or executive officer of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

(hhhh) “Law” shall mean any code, law, constitution, ordinance, regulation, principle of common law, principle of equity, reporting or licensing requirement, rule, treaty or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Governmental Body wherever located.

(iiii) “Liability” shall mean any direct or indirect, or primary or secondary, liability, indebtedness, duty, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, executory, known or unknown, vested or unvested, whether or not forseeable, regardless of when asserted and whether or not the same is required to be accrued or the financial statements of the subject Person.

(jjjj) “Loans” shall have the meaning assigned such term in Section 5.8(b) hereof.

(kkkk) “LOI” shall mean the Letter of Intent between CBIN and FFKY dated February 18, 2014.

(llll) “Material Adverse Effect” shall mean that the Adverse Consequences from an event, circumstance, change, occurrence, fact, development, condition or effect, individually or together with any other event, circumstance, change, occurrence, fact, development, condition or effect, have had or can reasonably be expected to have a material adverse impact (financial or otherwise) on a consolidated basis on (i) the financial condition, business, results of operations or properties of the subject Person or (ii) the ability of the subject Person to perform its obligations under this Agreement or to consummate other transactions contemplated by this Agreement in accordance with applicable Law; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by Governmental Bodies that do not disproportionately affect FFKY or any FFKY Subsidiary or CBIN or any CBIN Subsidiary (as applicable), (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies that do not disproportionately affect FFKY or any FFKY Subsidiary or CBIN or any CBIN Subsidiary (as applicable) or (c) the effects of or changes related to the performance of this Agreement and the consummation of the transactions contemplated hereby, including (without limitation) expenses incurred by the parties in preparing this Agreement, performing their obligations hereunder and consummating the transaction contemplated hereby.

(mmmm) “Mergers” shall mean collectively the Holding Company Merger and the Bank Merger.

(nnnn) “NASDAQ-CM” shall mean the Capital Market of The NASDAQ Stock Market, Inc.

(oooo) “NASDAQ-GM” shall mean the Global Market of the NASDAQ Stock Market, Inc.

(pppp) “1933 Act” shall mean the Securities Act of 1933, as amended.

(qqqq) “1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

(rrrr) “Non-scope Issues” shall have the meaning assigned such term in Section 8.17(c) hereof.

(ssss) “Notice of Adverse Recommendation” shall have the meaning assigned such term in Section 8.8(b) hereof.

(tttt) “Operating Property” shall mean any property owned (or previously owned) by the Party in question or any of its Subsidiaries or in which the Party in question or any of its Subsidiaries holds (or previously held) a security interest and, where required by Contract, such term means the owner or operator of the said property, but only with respect to such property.

(uuuu) “Option Consideration” shall mean, with respect to any FFKY Exercisable Stock Option, that cash sum equal to the difference between the FFKY Common Stock Price and the exercise price of the subject FFKY Exercisable Stock Option.

(vvvv) “Order” shall mean any administrative decision or award, directive, decree, judgment, order, quasi-judicial decision or award, ruling, subpoena, injunction, decision, verdict or writ of any court, arbitrator, mediator, tribunal or Governmental Body.

(wwww) “Ordinary Course” or “Ordinary Course of Business” - an action taken by a Person will be deemed to have been taken in the “Ordinary Course” or the “Ordinary Course of Business” only if: (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day to day operations of such Person; (b) such action is not required to be authorized by the board of directors (apart from required approvals by the board of directors for certain loan transactions consistent with such Person’s policies) or the shareholders of such Person (or by any Person or group of Persons exercising similar authority); and (c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors or the shareholders (or by any Person or group of Persons exercising similar authority or shareholders), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

(xxxx) “OREO” shall mean other real estate owned.

(yyyy) “Participation Facility” shall mean any facility or property in which the Party in question or any of its Subsidiaries participates (or previously participated) in the management of such facility or property and, where required by the Contract, such term means the owner or operator of said facility or property, but only with respect to said facility or property.

(zzzz) “Party” shall mean FFKY or CBIN, and “Parties” shall mean, collectively, FFKY and CBIN.

(aaaaa) “Permit” shall mean any federal, state, local or foreign Governmental Authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, assets or business.

(bbbbb) “Permitted Encumbrances” means (a) liens for current ad valorem Taxes which are not yet due and payable, (b) landlord’s, mechanic’s, materialmen’s, warehousemen’s, repairmen’s, carriers’ and similar liens incurred in the Ordinary Course and payment for which is not yet due, (c) easements, rights-of-way, minor imperfections of title and restrictions that do not materially interfere with the use of real property as currently used and (d) the Encumbrances identified in Disclosure Memorandum Schedule 5.11.

(ccccc) “Person” shall mean any individual, association, corporation (including, without limitation, any non-profit corporation) estate, general partnership, limited liability partnership, limited partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, executor, administrator, nominee or entity in a representative capacity, group acting in concert, Governmental Body, unincorporated association or other legal entity or organization.

(ddddd) “Plan of Share Exchange” shall mean the Plan of Share Exchange of even date herewith entered into by FFKY and CBIN, in the form of Exhibit A hereto.

(eeeee) “Preferred Stock Consideration” shall mean that cash sum equal to (i) in the case of the EJF Shares, $480.00 per share, plus accrued but unpaid dividends thereon, and (ii) in the case of all shares of FFKY Preferred Stock other than the EJF Preferred Shares, $1,000 per share, plus accrued but unpaid dividends thereon.

(fffff) “Proceeding” shall mean any action, arbitration, adjudication, case, cause of action, claim, audit, litigation, suit, complaint, citation, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, notice of violation, administrative or other proceeding of whatever nature, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting any Person, its business, Assets or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

(ggggg) “Qualified Collateral Enhancement” shall mean, with respect to the assignment to FFB from the date of this Agreement through the Determination Date of a perfected, first priority position in (A) cash or certificates of deposit or (B) real property in connection with any FFB loan, one hundred percent (100%) of any such cash or certificate of deposit or eighty percent (80%) of the appraised value of any such real property as determined by a licensed appraiser (i) with at least five (5) years of experience in appraising commercial real estate, (ii) who is not an Affiliate of FFKY or FFB and (iii) in a written appraisal dated not more than six (6) months from the date of the assignment.

(hhhhh) “Qualified Unscheduled Principal Pay Down” shall mean any unscheduled principal pay down on any Special Asset from the date of this Agreement through the Determination Date that did not correspond with any release or reduction of collateral related to the Special Asset in question.

(iiiii) “Real Property” shall have the meaning assigned such term in Section 5.11(b) hereof.

(jjjjj) “Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by CBIN under the 1933 Act with respect to the shares of CBIN Common Stock to be issued to the shareholders of FFKY (or holders of FFKY Exercisable Stock Options) in connection with the transactions contemplated by this Agreement.

(kkkkk) “Regulatory Authorities” shall mean, collectively, the FRB, the FDIC, the Department, the KDFI, the SEC, and all other federal or state regulatory agencies, having jurisdiction over any of the Parties or their respective Subsidiaries.

(lllll) “Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant or other representative of a Person.

(mmmmm) “Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, options, phantom stock options or rights, purchase rights, warrants or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other equity interests of whatever nature or other rights, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or other equity interests of whatever nature, or by which a Person is or may be bound to repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock.

(nnnnn) “Schedules” shall mean the schedules so marked and attached to this Agreement, which Schedules are hereby incorporated herein by reference and made a part hereof.

(ooooo) “SEC” shall mean the Securities and Exchange Commission.

(ppppp) “SEC Documents” shall mean all forms, proxy statements, registration statements, reports, schedules, certifications, exhibits and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with the SEC pursuant to the Securities Laws.

(qqqqq) “Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

(rrrrr) “Section 409A” shall have the meaning assigned such term in Section 5.18 hereof.

(sssss) “SERPs” shall have the meaning assigned such term in Section 5.18 hereof.

(ttttt) “Share Exchange” shall have the meaning assigned such term in Section 2.1 hereof.

(uuuuu) “Special Assets” shall mean the FFB loans identified on Disclosure Memorandum Schedule 1.1(bbbbbb).

(vvvvv) “Subsidiaries” shall mean all those Persons of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

(wwwww) “Superior Proposal” shall mean an Acquisition Proposal from any Person to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of FFKY or FFB then outstanding or all or substantially all of the Assets of FFKY or FFB that the Board of Directors of FFKY determines in its good faith judgment, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (including, without limitation, any break-up fees, expense reimbursement provisions, required financing and whether conditions to consummation are reasonably capable of being completed), would be more favorable from a financial point of view to FFKY than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions to this Agreement proposed by CBIN in response to such Acquisition Proposal).

(xxxxx) “Taxes” shall mean all taxes, charges, fees, levies, imposts or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, goods and services, ad valorem, transfer, alternative, net worth, value added, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest, fines and penalties, additions to tax or additional amounts imposed by any Governmental Body and whether disputed or not.

(yyyyy) “Tax Returns” shall mean all returns and reports of or with respect to any Tax, which are required to be filed by or with respect to the applicable Person.

(zzzzz) “Technology Systems” shall have the meaning assigned such term in Section 5.28(a) hereof.

(aaaaaa) “Termination Fee” shall mean $1,500,000.

(bbbbbb) “Total Special Assets Gain” shall mean the sum of (A) (i) the cumulative total cash proceeds received by FFB from the sale, disposition or payoff of any Special Assets from the date of this Agreement through the Determination Date less (ii) the total corresponding Adjusted Values of such Special Assets (as reflected on Disclosure Memorandum Schedule 1.1(bbbbbb)) which are sold, disposed of or paid off, (B) the lesser of (i) the total cash proceeds received by FFB from any Qualified Unscheduled Principal Pay Downs or (ii) the corresponding Credit Adjustments of any such Special Assets (as reflected on Disclosure Memorandum Schedule 1.1(bbbbbb) and (C) lesser of (i) any Qualified Collateral Enhancements with respect to any Special Asset or (ii) the corresponding Credit Adjustments of any such Special Assets (as reflected on Disclosure Memorandum Schedule 1.1(bbbbbb). If the foregoing calculation results in a negative number, the Total Special Assets Gain shall be zero (0).

(cccccc) “Total Special Assets Shortfall Factor” shall mean (if the Total Special Assets Gain is less than $3,000,000) the quotient obtained by dividing (i) the difference between $3,000,000 and the Total Special Assets Gain by (ii) $22.33. If the Total Special Assets Gain is $3,000,000 or greater, there shall be no Total Special Assets Shortfall Factor.

(dddddd) “YCB” shall mean Your Community Bank, an Indiana banking corporation.

ARTICLE 2
TRANSACTIONS AND TERMS OF SHARE EXCHANGE

2.1. Share Exchange.  Subject to the terms and conditions of this Agreement and the Plan of Share Exchange, at the Effective Time, CBIN shall acquire all outstanding shares of FFKY Common Stock in accordance with the provisions of KRS 271B.11-020 of the KBCA and Indiana Code 23-1-40-2 of the IBCL, and with the effect provided in KRS 271B.11-060 of the KBCA and Indiana Code 23-1-40-6 of the IBCL (the “Share Exchange”). The Share Exchange shall be consummated pursuant to the terms of this Agreement and the Plan of Share Exchange, which have been approved and adopted by the respective Boards of Directors of FFKY and CBIN.

2.2. Time and Place of Closing.  The Closing will take place at 10:00 A.M., local New Albany, Indiana time, on the date on which the Effective Time is to occur (or the immediately preceding day if the Effective Time is to be earlier than 10:00 A.M., local New Albany, Indiana time), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such place as may be mutually agreed upon by the Parties.

2.3. Effective Time.  The Share Exchange shall become effective at the time the Articles of Share Exchange reflecting the Share Exchange shall become effective with the Secretaries of State of Kentucky and Indiana (the “Effective Time”). Subject to the terms and conditions hereof, unless (i) otherwise mutually agreed upon in writing by the chief executive officers of each Party, (ii) this Agreement is terminated pursuant to Article 10 hereof or (iii) CBIN in its discretion chooses a later Closing Date and Effective Time based upon CBIN’s evaluation of the application to CBIN (if any) of Section 404 of the Sarbanes-Oxley Act of 2002, the Parties shall use their reasonable efforts to cause the Effective Time to occur as soon as is reasonably practicable on the date (the “Closing Date”) five (5) days following the last to occur of (i) the effective date of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Share Exchange (taking into account any requisite waiting period in respect thereto), (ii) the date on which the shareholders of FFKY approve this Agreement and the Plan of Share Exchange, and (iii) the date on which all other conditions precedent (other than those conditions which relate to actions to be taken at the Closing) to each Party’s obligations hereunder shall have been satisfied or waived (to the extent waivable by such Party).

ARTICLE 3
MANNER OF CONVERTING SHARES

3.1. Conversion of Shares.  Subject to the provisions of this Article 3 (and Article 3 of the Plan of Share Exchange), at the Effective Time, by virtue of the Share Exchange and without any action on the part of CBIN, FFKY, or the shareholders of any of the foregoing, the shares of the constituent Parties shall be converted as follows:

(a) Each share of CBIN Common Stock (and any Rights with respect to CBIN Common Stock) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time and shall be unaffected by the Share Exchange;

(b) Subject to adjustment pursuant to Section 3.1(d) below, each issued and outstanding share of FFKY Common Stock outstanding immediately prior to the Effective Time shall be converted, subject to the provisions of this Article 3, into .153 shares of CBIN Common Stock (the “Exchange Ratio”);

(c) Dissenting Shares shall not be converted pursuant to Section 3.1(b) above in the Share Exchange but, at and after the Effective Time, shall represent only the right to receive payment in accordance with Subtitle 13 of the KBCA. If a holder of Dissenting Shares becomes ineligible for payment under Subtitle 13 of the KBCA, then such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted in the manner set forth in Section 3.1(b) above effective as of the Effective Time; and

(d) (i) In the event the Consolidated Net Book Value is less than $13,000,000, the Exchange Ratio shall be reduced by the quotient obtained by dividing the Book Value Shortfall Factor by 5,139,358.

(ii) In the event the Total Special Assets Gain is less than $3,000,000, the Exchange Ratio shall be reduced by the quotient obtained by dividing the Total Special Assets Shortfall Factor by 5,139,358.

3.2. Conversion of FFKY Exercisable Stock Options.  Immediately before the Effective Time each issued and outstanding FFKY Exercisable Stock Option shall be canceled and retired by FFKY, shall cease to exist and shall be converted into the Option Consideration.

3.3. Exchange Ratio Adjustment.  In the event CBIN changes the number of shares of CBIN Common Stock issued and outstanding after the date of this Agreement and prior to the Effective Time as a result of a stock split, stock dividend, subdivision, reclassification, conversion or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split, subdivision, reclassification, conversion or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Common Stock Consideration and the Option Consideration shall be proportionately adjusted in such fashion as CBIN and FFKY may agree, such agreement not to be unreasonably withheld, conditioned or delayed.

3.4. Shares Held by FFKY or CBIN.  Each of the shares of FFKY Common Stock held by FFKY, any FFKY Subsidiary, CBIN or any CBIN Subsidiary, in each case other than in fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no Common Stock Consideration shall be issued in exchange therefor.

ARTICLE 4
EXCHANGE MECHANISM

4.1. Exchange of Certificates.

(a) Exchange Agent.  As soon as practicable following the date of this Agreement and in any event not less than three days prior to dissemination of the FFKY Proxy Statement, CBIN shall appoint the Exchange Agent to act as exchange agent for payment of the Common Stock Consideration upon surrender of certificates representing FFKY Common Stock. The Exchange Agent shall also act as the agent for the FFKY shareholders for the purpose of receiving and holding their Certificates and shall obtain no rights or interests in such shares of FFKY Common Stock. Promptly following the Effective Time, CBIN shall deposit with the Exchange Agent, for the benefit of the holders of shares of FFKY Common Stock, for exchange in accordance with Article 3 through the Exchange Agent, certificates representing the number of shares of CBIN Common Stock issuable pursuant to Section 3.1(b) hereof in exchange for outstanding shares of FFKY Common Stock (such shares of CBIN Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, the CBIN shall assume that there will not be any fractional shares of CBIN Common Stock issued as part of the Common Stock Consideration. CBIN shall make available to the Exchange Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 4.1(e) hereof. The Exchange Agent shall, pursuant to irrevocable instructions, deliver CBIN Common Stock contemplated to be issued pursuant to Section 3.1(b) hereof out of the Exchange Fund. The Exchange Fund may not be used for any other purpose.

(b) Exchange Procedures.  As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of FFKY Common Stock (such certificates are referred to hereinafter collectively as the “Certificates”) whose shares or options were converted into the right to receive Common Stock Consideration pursuant to Section 3.1(b) hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as CBIN may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for such Person’s portion of the Common Stock Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by CBIN, together with such letter of transmittal, duly completed and executed, and such other documents as may reasonably be required by the Exchange Agent, the Exchange Agent shall effect delivery within five (5) business days to the holder of such Certificate, in exchange therefor, the amount of cash, if any, and the number of whole shares of CBIN Common Stock, if any, into which the aggregate number of shares of FFKY Common Stock previously represented by such Certificate shall have been converted pursuant to Section 3.1(b) hereof, and the Certificate so surrendered shall forthwith be canceled. Thereafter, each such holder who received any CBIN Common Stock shall be treated as a holder of CBIN Common Stock for all purposes under the IBCL and the CBIN’s Articles of Incorporation and Bylaws, in each case as amended. In the event of a transfer of ownership of FFKY Common Stock that is not registered in the transfer records of FFKY, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of CBIN that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 4.1(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the portion of the Common Stock Consideration into which the shares of FFKY Common Stock theretofore represented by such Certificate have been converted pursuant to Section 3.1(b) hereof. No interest shall be paid or accrued on any cash or stock payable upon surrender of any Certificate.

(c) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions with respect to CBIN Common Stock with a record date on or after the Effective Time shall be paid to the holder of any Certificate formerly representing FFKY Common Stock with respect to the shares of FFKY Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 4.1(e) hereof, until the surrender of such Certificate in accordance with this Article 4. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate entitled to whole shares of CBIN Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of CBIN Common Stock to which such holder is entitled pursuant to Section 4.1(e) hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of CBIN Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of CBIN Common Stock.

(d) No Further Ownership Rights in FFKY Common Stock.  The Common Stock Consideration paid and/or issued in accordance with the terms of this Article 4 upon conversion of any shares of FFKY Common Stock shall be deemed to have been paid and/or issued in full satisfaction of all rights pertaining to such shares of FFKY Common Stock, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the shares of FFKY Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of FFKY Common Stock are presented to the FFKY or the Exchange Agent (or Option Agreements are presented to the FFKY or CBIN) for any reason, they shall be canceled and exchanged as provided in this Article 4.

(e) No Fractional Shares.

(1) No certificates or scrip representing fractional shares of CBIN Common Stock shall be issued upon the conversion of FFKY Common Stock pursuant to Section 3.1(b), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of CBIN Common Stock. For purposes of this Section 4.1(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places.

(2) In lieu of any such fractional shares, each holder of FFKY Common Stock who would otherwise be entitled to such fractional shares of CBIN Common Stock shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of CBIN Common Stock to which such holder is entitled under Section 3.1(b) (or would be entitled but for this Section 4.1(e)) and (B) $22.33.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of FFKY Common Stock on the date that is six months after the Effective Time shall be delivered to CBIN, upon demand, and any holder of FFKY Common Stock who has not theretofore complied with this Article 4 shall thereafter look only to CBIN for payment of its claim for a portion of the Common Stock Consideration (including any cash in lieu of fractional shares of CBIN Common Stock to which such Person is entitled pursuant to Section 4.1(e)) and any applicable dividends or distributions with respect to any CBIN Common Stock constituting Common Stock Consideration as provided in Section 4.1(c), in each case, without any interest thereon.

(g) No Liability.  None of FFKY, CBIN or the Exchange Agent shall be liable to any Person in respect of any shares of CBIN Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Common Stock Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Body), any such cash, shares, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of CBIN, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by CBIN, in direct obligations of the U.S. Treasury (or money market funds backed or secured by obligations of the U.S. Treasury) or otherwise with the consent of FFKY (which consent shall not be unreasonably withheld, conditioned or delayed), on a daily basis. Any interest and other income resulting from such investments shall be paid to CBIN.

(i) Withholding Rights.  CBIN and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of FFKY Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, CBIN will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of FFKY Common Stock, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

(j) Income Tax Treatment.  It is intended by the Parties that the Share Exchange qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to any revision to the structure of the transaction as provided under Section 2.4 hereof, the Parties hereto hereby adopt this Agreement and the Plan of Share Exchange as a “plan of reorganization” within the meanings of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Treasury Regulations promulgated under the Code.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF FFKY

FFKY hereby represents and warrants to CBIN, except as set forth in the Disclosure Memorandum, as follows:

5.1. Organization, Standing and Power.  FFKY is a corporation validly existing and in good standing under the laws of the Commonwealth of Kentucky and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. FFKY is duly qualified or licensed to transact business as a foreign corporation in good standing in each of the States of the United States and in each foreign jurisdiction where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed.

5.2. Authority; No Conflict.

(a) FFKY has the requisite corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and all other agreements, documents or instruments contemplated hereunder and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of all Consents required from Governmental Bodies and the expiration of all mandatory waiting periods, and assuming the due authorization, execution and delivery of this Agreement by CBIN, this Agreement represents a legal, valid and binding obligation of FFKY, enforceable against FFKY in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by FFKY nor the consummation of the transactions contemplated hereby, nor compliance by FFKY with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of FFKY, (ii) constitute or result in a Default (except such Defaults as to which waivers have been obtained in writing and provided to CBIN) under, or require any Consent apart from necessary consents from Regulatory Authorities pursuant to, or result in the creation of any Encumbrance on any Asset of, FFKY or any of the FFKY Subsidiaries under, any Contract or Governmental Authorization of or applicable to FFKY or any of the FFKY Subsidiaries, where such Default, Consent or Encumbrance would reasonably be expected to have a Material Adverse Effect on FFKY, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(a) hereof, violate any Law or Order applicable to FFKY or any of the FFKY Subsidiaries or any of their respective material Assets.

(c) Other than (i) Consents required from Governmental Bodies, and (ii) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFKY, no notice to, filing with, or Consent of, any Governmental Body is necessary for the consummation by FFKY of the transactions contemplated in this Agreement.

5.3. Capital Stock.

(a) The authorized capital stock of FFKY consists solely of (i) 35,000,000 shares of FFKY Common Stock, of which 5,139,358 Shares will be issued and outstanding as of May 21, 2014 and (ii) 5,000,000 shares of FFKY Preferred Stock, of which 20,000 shares are outstanding. All issued and outstanding shares of FFKY Common Stock are duly and validly issued and outstanding, are fully paid and non-assessable under applicable Law and the Articles of Incorporation and Bylaws of FFKY. None of the Shares of FFKY Common Stock has been issued in violation of any preemptive rights of any current or past shareholder of FFKY. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of FFKY having the right to vote on any matters on which FFKY shareholders may vote are issued and outstanding. Since January 1, 2011, FFKY has not directly or indirectly redeemed, purchased or otherwise acquired any of its capital stock.

(b) There are no outstanding Rights with respect to FFKY Common Stock or FFKY Preferred Stock other than pursuant to FFKY Stock Plans, rights of certain directors of FFKY to the issuance of restricted shares of FFKY Common Stock (the “Director Restricted Stock”) pursuant to the 2012 Non-employee Director Equity Compensation Program (the “Director Plan”) and the Warrant described in Disclosure Memorandum Schedule 5.3(b). Disclosure Memorandum Schedule 5.3(b) sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of FFKY Common Stock issued under the FFKY Stock Plans, the number of shares of FFKY Common Stock subject to outstanding awards granted under the FFKY Stock Plans and the number of shares of FFKY Common Stock reserved for future issuance under the FFKY Stock Plans; (ii) all outstanding awards granted under the FFKY Stock Plans, indicating with respect to each such award the name of the holder thereof, the number of shares of FFKY Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding FFKY Warrants, indicating with respect to each such FFKY Warrant the name of the holder thereof, the number and type of shares of FFKY Common Stock subject to such warrant and the exercise price thereof. FFKY has provided to CBIN complete and accurate copy of the FFKY Stock Plan, the Director Plan and all award agreements related to them and complete and accurate copies of all FFKY Warrants.

5.4. Subsidiaries.  FFKY has disclosed on Disclosure Memorandum Schedule 5.4 all of the FFKY Subsidiaries that are corporations (identifying its jurisdiction of incorporation) and all of the FFKY Subsidiaries that are general or limited partnerships, trusts or other non-corporate entities (identifying the Law under which such entity is organized, and the amount and nature of the ownership interest therein of FFKY Subsidiaries). FFKY or one of its wholly-owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity or ownership interests) of each of the FFKY Subsidiaries (including, without limitation, all shares of FFB Common Stock). No capital stock (or other equity interest) of any FFKY Subsidiary is or may become required to be issued (other than to another FFKY Subsidiary) by reason of any Rights, and there are no Contracts by which FFKY or any of the FFKY Subsidiaries is bound to issue (other than to FFKY or another of the FFKY Subsidiaries) additional shares of its capital stock (or other equity interests) or Rights or by which FFKY or any of the FFKY Subsidiaries is or may be bound to transfer any shares of the capital stock (or other equity interests) of any of FFKY or any of the FFKY Subsidiaries (other than to FFKY or any of the FFKY Subsidiaries). There are no Contracts relating to the rights of FFKY or any FFKY Subsidiary to vote or to dispose of any shares of the capital stock (or other equity interests) of FFKY or any FFKY Subsidiary. All of the shares of capital stock (or other equity interests) of each FFKY Subsidiary held by FFKY or any FFKY Subsidiary are fully paid and nonassessable under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by FFKY or a FFKY Subsidiary free and clear of any Encumbrances. Each FFKY Subsidiary is a bank, a corporation, a limited liability company or a trust, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each FFKY Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in each of the states of the United States and in each foreign jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed. The only FFKY Subsidiary that is a depository institution is FFB. FFB is an “insured depository institution” as defined in Section 3(c)(2) of the Federal Deposit Insurance Act and applicable regulations thereunder, the deposits in which are insured by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended, and applicable regulations thereunder, FFB is a member in good standing with the FDIC and all premiums and assessments required to be paid in connection therewith have been paid when due. FFB is a member of the Bank Insurance Fund. The minute books and other organizational documents (and all amendments thereto) for FFKY, FFB and each other FFKY Subsidiary have been or will be made available to CBIN for its review, and are true and complete in all material respects as in effect as of the date of this Agreement.

5.5. Financial Statements.

(a) FFKY has delivered to CBIN (or will deliver, when available, with respect to periods ended after the date of this Agreement) complete copies of (i) the audited consolidated balance sheets (including related notes and schedules, if any) of FFKY as of December 31, 2013, 2012 and 2011, and the related audited statements of income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) as of such dates, as well as the unconsolidated statements of financial position of FFKY and FFB and any other material FFKY Subsidiary (including related notices and schedules, if any) with respect to any quarterly period ending subsequent to December 31, 2013, and prior to the Closing Date (audited if for a fiscal year-end) and (ii) all Consolidated Reports of Condition and Income (or similar reports, regardless of name), including any amendments thereto, filed with any Regulatory Authorities by FFB for the years ended December 31, 2013, 2012 and 2011, and with respect to any quarterly period ending subsequent to December 31, 2013, and prior to the Closing Date, together with any correspondence with any Regulatory Authorities concerning any of the aforesaid financial statements and reports (collectively, the “FFKY Financial Statements”). Such FFKY Financial Statements (i) were (or will be) prepared from the records of FFKY and/or each FFKY Subsidiary; (ii) were (or will be) prepared in all material respects in accordance with GAAP (or, where applicable, regulatory accounting principles) consistently applied; (iii) accurately present (or, when prepared, will present), in all material respects, FFKY’s and each FFKY Subsidiary’s financial condition and the results of its operations, changes in stockholders’ equity and cash flows at the relevant dates thereof and for the periods covered thereby (subject, in the case of unaudited financial statements, to the absence of notes and to normal year-end adjustments that are not material in amount or effect); (iv) do contain or reflect (or, when prepared, will contain and reflect) all necessary adjustments and accruals for an accurate presentation of FFKY’s and each FFKY Subsidiary’s financial condition and the results of FFKY’s and each FFKY Subsidiary’s operations and cash flows for the periods covered by such financial statements (subject, in the case of unaudited financial statements, to the absence of notes and to normal year-end adjustments that are not material in amount or effect); (v) do contain and reflect (or, when prepared, will contain and reflect) adequate provisions for all reasonably anticipated liabilities for Post Retirement Benefits Other Than Pensions pursuant to ASC Topics 715 and 712; (vi) do not (or will not) contain any of items or special or nonrecurring income or any other income not earned in the Ordinary Course of Business; (vii) do contain and reflect (or, when prepared, will contain and reflect) adequate provisions or allowances, as reasonably determined by FFKY management and in compliance with GAAP, regulatory accounting principles and applicable Law, for loan losses, for OREO reserves, and for all reasonably anticipatable Liabilities and Taxes, with respect to the periods then ended; and (viii) do not (or, when prepared, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the numbers and statements therein, in light of the circumstances in which they were made, not misleading.

(b) Since December 31, 2011, (i) through the date hereof, neither FFKY nor any FFKY Subsidiaries nor, to the Knowledge of the officers of FFKY, any director, officer, employee, auditor, accountant or representative of FFKY or any FFKY Subsidiary has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of FFKY or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that FFKY or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney or auditor representing FFKY or any of its Subsidiaries, whether or not employed by FFKY or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by FFKY or any of its officers, directors, employees or agents to the Board of Directors of FFKY or any committee thereof or to any director or officer of FFKY.

5.6. Absence of Undisclosed Liabilities.  None of FFKY or any of the FFKY Subsidiaries has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFKY, except Liabilities which are accrued or reserved against in the FFKY Financial Statements. Neither FFKY nor any of the FFKY Subsidiaries has incurred or paid any Liability since December 31, 2010, except for such Liabilities (i) incurred or paid in the Ordinary Course of Business consistent with past business practice or (ii) which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFKY or FFB.

5.7. Regulatory Reports; Corporate Records.  FFKY has made available to CBIN true and complete copies of (i) any and all material reports, the disclosure of which to CBIN is not prohibited by Law, which FFKY or FFB has filed with any Governmental Body since January 1, 2008, (ii) the Articles of Incorporation and Bylaws of FFKY, FFB and any other FFKY Subsidiary and (iii) stock transfer records and corporate minutes (except those related to the Contemplated Transactions or any similar transaction considered by the FFKY Board of Directors) for the past five (5) years of FFKY, FFB and any other FFKY Subsidiary. All of the foregoing are current, complete and correct in all material respects as of the respective dates thereof.

5.8. Loans; Allowance for Loan and Lease Losses.

(a) All outstanding FFKY or FFB loans, discounts and lease financings (as well as those reflected on the FFKY Financial Statements) have been (a) made for good, valuable and adequate consideration in the Ordinary Course of Business and (b) evidenced by notes, other evidences of indebtedness and (as applicable) Contracts granting an Encumbrance to FFB which are true, genuine, what they purport to be and enforceable in accordance with their terms. No FFB loan, discount or lease financing is subject to any defense with respect to the enforceability of same. The signature of any party appearing on any note or instrument evidencing any FFB loan, discount or lease financing, or on any instrument evidencing any security therefore, is, to the Knowledge of FFKY, valid and the balances for FFB loans, discounts or lease financings, as reflected on the books and records of FFB, are accurate. The balances for FFB loans, discounts or lease financings, as reflected on the books and records of FFB, are accurate. All currently outstanding FFB Loans were solicited, originated and, currently exist in material compliance with all applicable requirements of Law and FFB’s lending policies at the time of origination of such FFB Loans, and the loan documents with respect to each such FFB Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the FFB Loans that are not reflected in the written records of FFB. All such FFB Loans are owned by FFB free and clear of any Encumbrances. No claims of defense as to the enforcement of any FFB Loan have been asserted in writing against FFB for which there is a reasonable likelihood of an adverse determination, and neither FFKY nor any of its Subsidiaries has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable likelihood of an adverse determination to FFB. Except as set forth on Disclosure Memorandum Schedule 5.8, none of the FFB Loans are presently serviced by third parties, and there is no obligation which could result in any FFB Loan becoming subject to any third party servicing.

(b) Except as set forth on Disclosure Memorandum Schedule 5.8(b), neither FFKY nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) which (i) under the terms of which the obligor was, as of December 31, 2013, over sixty (60) days delinquent in payment of principal or interest or (ii) is an obligation of any director, executive officer or 10% shareholder of FFKY or FFB who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any Affiliate of any of the foregoing. Disclosure Memorandum Schedule 5.8(b) identifies (i) each Loan that as of December 30, 2013 was classified as “Special Mention,” “Substandard,” “Doubtful,” and “Loss,” or words of similar import by FFKY, any of its Subsidiaries or any Governmental Body (collectively, the “Criticized Assets”), together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder and (ii) each asset of FFKY or any of its Subsidiaries that as of December 31, 2013 was classified as OREO and the book value thereof as of the date of this Agreement. Set forth in Disclosure Memorandum Schedule 5.8(b) is a true and correct copy of FFB Policy Exception Report as of December 31, 2013.

(c) Any FFB Loan made under, or in conjunction with, any Governmental Body program (including, without limitation, the Farm Services Administration) was made, and has been serviced and administered, in compliance with any applicable requirements of Law except for such non-compliances which could not have, individually or in the aggregate, a Material Adverse Effect on FFKY or FFB. Any FFB Loan which has been assigned by FFB was made, in all material respects, in accordance with applicable Law and in accordance with the requirements of the subject assignee and no such assignment (the revocation of which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on FFKY or FFB) is subject to any valid defense with respect to the enforceability of same or subject to revocation by the assignee whereby the assignee could require FFB to repurchase any subject Loan.

(d) Except for such secured Loans the default of which would not have, individually or in the aggregate, a Material Adverse Effect on FFB, (i) each of FFB’s secured Loans is secured with the collateral and priority indicated on the books and records of FFB and (ii) each such Encumbrance is perfected and evidenced by a security agreement or mortgage that is true, genuine and enforceable in all material respects in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). There are no material uncured violations or violations with respect to which material refunds or restitution may be required with respect to FFB Loans that have been cited in any compliance report to FFB as a result of examination by any Governmental Body and the Loan documentation with respect to all FFB Loans, discounts or lease financings, complies in all material respects with applicable Law.

(e) Each of the allowances for possible loan and lease losses and any allowance for real estate owned shown on the FFKY Financial Statements (i) is adequate to provide for all probable incurred credit losses of FFKY and/or FFB as of the respective dates of the FFKY Financial Statements and (ii) were, as of each of the dates thereof, in compliance with GAAP and FFB’s existing methodology for determining the adequacy of its allowance for loan and lease losses.

(f) No borrower or obligor under any FFB Loan has requested, and FFB has not allowed, any relief pursuant to the Soldiers and Sailors Civil Relief Act of 1940.

(g) Neither FFKY nor any of its Subsidiaries is a party to any Contract with any Person which obligates FFKY or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of FFKY or any of its Subsidiaries, unless there is a material breach of a representation or covenant by FFKY or its Subsidiaries.

5.9. Repurchase Agreements; Investment Securities.

(a) With respect to all repurchase agreements to which FFB is a party, (i) where FFB has the obligation to sell securities, it has a valid, perfected first Encumbrance in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement, and (ii) where FFB has the obligation to buy securities, the value of the collateral securing such obligation does not materially exceed the amount of the obligation.

(b) Disclosure Memorandum Schedule 5.9(b) sets forth as of December 31, 2013, the investment securities of FFKY and FFKY Subsidiaries, as well as any purchases or sales of such securities between December 31, 2013 and the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in ASC 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold after December 31, 2013. Except as set forth in Disclosure Memorandum Schedule 5.9(b), neither FFKY nor any of FFKY Subsidiaries has purchased or sold any such securities listed and described thereon. Neither FFKY nor any of FFKY Subsidiaries owns, individually or in the aggregate, any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than FFB.

5.10. Absence of Certain Changes or Events.  Since December 31, 2013, the business of FFKY and each FFKY Subsidiary has been conducted in the Ordinary Course and none of FFKY or any of the FFKY Subsidiaries has otherwise:

(a) experienced or suffered any change constituting a Material Adverse Effect or events or transactions reasonably likely to result in a Material Adverse Effect with respect to FFKY or any of the FFKY Subsidiaries;

(b) incurred any Funded Debt or incurred, or become subject to, any other absolute or contingent obligation or liability, or guaranteed any liabilities or obligations of any other Person other than in the Ordinary Course of Business;

(c) created or suffered any Encumbrance with respect to its Assets, other than in the Ordinary Course of Business;

(d) other than sales of loans or securities in the Ordinary Course of Business, sold, pledged, transferred or otherwise disposed of, or agreed to sell, transfer or otherwise dispose of any portion of its assets, properties or rights, except in the Ordinary Course of Business and not exceeding in the aggregate $250,000;

(e) conveyed or agreed to convey any property to any Affiliate or entered into any non-arm’s length transaction with any Affiliate;

(f) experienced any general work stoppage, labor dispute or other employee disturbance;

(g) incurred or become subject to any claim or liability for any damages, for negligence or any other tort, or for breach of Contract, which is reasonably likely to result in a Material Adverse Effect with respect to FFKY or any FFKY Subsidiaries;

(h) entered into any Contract, or otherwise operated its business, other than in the Ordinary Course of Business;

(i) committed any act or omitted to do any act which would cause a Default under any Contract to which it is a party or by which it is bound on the date hereof, which Default is reasonably likely to result in a Material Adverse Effect on FFKY, FFB or any other FFKY Subsidiary;

(j) issued, sold, purchased or redeemed any stock, bonds, debentures, notes, or other securities of FFKY, FFB or any other FFKY Subsidiary, or issued, sold or granted any Right in respect thereof;

(k) waived, released or canceled any material debts owed to it, claims, rights of value or suffered any extraordinary loss, or paid any of its non-current obligations or liabilities, or written down the value of any assets or written down or off any receivable except for loan charge-offs and writedowns in other real estate owned in the Ordinary Course of Business;

(l) declared, set aside or paid any dividend or distributions on any shares of FFKY Common Stock;

(m) made any capital expenditures or capital additions or betterments (or commitment therefor) in excess of $10,000 for any single item or in excess of $50,000 in the aggregate;

(n) suffered any casualty, damage, destruction or loss to any of its assets not covered by insurance in excess of $10,000 for any one event or in excess of $50,000 in the aggregate;

(o) terminated, placed on probation, disciplined, or experienced any resignation of (other than resignations for retirement) any employee;

(p) paid or obligated itself to pay any bonuses, extra compensation or extraordinary compensation to, pensions or severance pay, or made any increase (except increases in the Ordinary Course of Business) in the compensation payable (or to become payable by it) to, any present or former officer, director or employee, or entered into any Contract of employment;

(q) terminated or amended or suffered the termination or amendment of (i) any material lease, bids, Contracts, commitments or other agreements, or (ii) any material Permits, licenses, concessions, Governmental Authorizations, franchises and similar rights granted to or held by it, which are necessary to its operations;

(r) failed to use reasonable efforts to preserve its business or preserve the goodwill of its customers and others with which it has business relations;

(s) received notice or had Knowledge as of the date hereof that any FFB credit or deposit customers (other than deposit customers with Criticized Assets) with loans or deposit balances (other than deposit balances of Governmental Bodies or deposits that have been converted into repurchase agreements) in the aggregate (with respect to all such customers) in excess of $2,000,000 have terminated or intend to terminate their relationships with FFB;

(t) taken (or failed to take) any action which action or failure if taken after the date of this Agreement, would represent or result in a breach or violation of Sections 7.1 or 7.2 hereof;

(u) experienced any material adverse change in Asset concentrations as to customers or industries or in the nature and source of its Liabilities or in the mix of interest-bearing versus noninterest-bearing deposits;

(v) changed any accounting methods, principles or practices affecting its Assets, Liabilities or business, including any reserving, renewal or resolved method, practice or policy; other than as may be required by changes in GAAP or any applicable Laws; or

(w) entered into any Contract to do any of the foregoing.

5.11. Assets.

(a) Except as disclosed or reserved against in the FFKY Financial Statements, FFKY and the FFKY Subsidiaries have good, marketable and indefeasible title, free and clear of all Encumbrances, to all of their respective Assets except for Permitted Encumbrances. All tangible properties used in the businesses of FFKY and the FFKY Subsidiaries are in good condition, reasonable wear and tear excepted, and are usable in the Ordinary Course of Business of FFKY and the FFKY Subsidiaries, except for instances in which the failure to be in such condition is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFKY. All Assets which are material to FFKY’s business on a consolidated basis, held under leases or subleases by FFKY or any of the FFKY Subsidiaries, are held under valid Contracts enforceable in accordance with their respective terms, assuming the enforceability with respect to third parties to such Contracts, of which FFKY has no reason to believe that any such Contracts are not enforceable against any such third party thereto (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws (including provisions of the U.S. and Kentucky Constitutions) affecting the enforcement of creditors’ rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

(b) Disclosure Memorandum Schedule 5.11(b) contains a complete list of all real property, leaseholds or other interests in real property (other than mortgage interests held by FFB with respect to its borrowers) owned by FFKY or a FFKY Subsidiary (collectively, the “Real Property”). With respect to each lease of any real property or personal property to which FFKY or any FFKY Subsidiary is a party (whether as lessee or lessor), except for financing leases in which FFKY or any FFKY Subsidiary is lessor, (i) such lease is in full force and effect in accordance with its terms against FFKY or any FFKY Subsidiary; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid by FFKY or any FFKY Subsidiary; (iii) there exists no material Default under such lease by FFKY or any FFKY Subsidiary; and (iv) upon receipt of the consents described in Disclosure Memorandum Schedule 5.11(b), neither of the Mergers, nor the Share Exchange, will constitute a Default or a cause for termination or modification of such lease.

(c) Apart from any non-compliances which in the aggregate would not have a Material Adverse Effect on FFKY or FFB, (i) the improvements on the Real Property comply with all (and none of FFKY or any FFKY Subsidiary has received an uncured notice from any Governmental Body respecting any violation of any) Laws including, without limitation, all applicable zoning, building, fire, health, safety, handicapped persons, environmental, pollution, and use laws, codes and ordinances and any and all requirements imposed in connection with the zoning or rezoning of the Real Property (including, without limitation, requirements with respect to on-site storm water detention or retention), (ii) Certificates of Occupancy and all other required Governmental Authorizations have been issued for each building or structure constituting a portion of the Real Property improvements and for all leased or leasable areas of such improvements and all fees and other expenses required to be paid in connection with any zoning or rezoning of the Real Property and all obligations to be performed by or on behalf of FFKY or any FFKY Subsidiary with respect to any such zoning or rezoning have been paid and performed in full, (iii) the Real Property is zoned in a manner which permits FFKY or any FFKY Subsidiary to use the Real Property for the purpose and in the manner as the Real Property is currently being used and (iv) there are no Contracts with Governmental Bodies with respect to the Real Property which would bind the Real Property following the Closing.

(d) There are no Proceedings pending or, to the Knowledge of FFKY, threatened against or relating to the Real Property (including, without limitation, any Proceeding for the taking or condemnation of all or any portion of the Real Property).

(e) There are no outstanding construction accounts payable or mechanics’ liens or rights to claim a mechanics’ lien in favor of any contractor, materialman or laborer or any other Person in connection with construction on any portion of the Real Property.

(f) None of the Real Property is located within an area which has been designated by any Governmental Body as having, or being subject to, special flood hazards or wetlands restrictions.

(g) There are no encroachments from or upon property adjoining the Real Property or upon any easements located on the Real Property.

(h) The structures on the Real Property and the improvements thereon (including, without limitation, (i) the walls, ceilings and other structural elements of any improvements erected thereon and (ii) the building systems, such as heating, plumbing, ventilation, air conditioning and electrical systems, related thereto) constitute all of the real property currently used in relation to the business of FFKY and FFB and the aforesaid building systems located on such properties are in good working order, repair and operating condition, ordinary wear and tear excepted.

(i) There are no items of maintenance scheduled by FFKY or any FFKY Subsidiary for completion during the past two years that have been deferred with respect to any building system located on the Real Property or with respect to the structural soundness of the improvements comprising part of such premises.

(j) None of FFKY or any FFKY Subsidiary has received any notice from any insurance company or insurance broker or underwriter of any material defects or inadequacies in respect of the Real Property that could reasonably be expected to affect the insurability of such property.

5.12. Intellectual Property.  All of the Intellectual Property rights of FFKY and each of the FFKY Subsidiaries are in full force and effect and, if applicable, constitute legal, valid, and binding obligations of the respective parties thereto, and there have not been, and, to the Knowledge of FFKY, there currently are not, any material Defaults thereunder by FFKY or any FFKY Subsidiary. FFKY and each FFKY Subsidiary (as applicable) owns, is the valid licensee of, or otherwise has the unrestricted right to use in the manner in which it is or has been used, all such Intellectual Property rights (except to the extent limited by any applicable Contract) free and clear of all Encumbrances or claims of infringement. To the Knowledge of FFKY, none of FFKY or any of the FFKY Subsidiaries, nor any of their respective predecessors, has infringed the Intellectual Property rights of others and, to the Knowledge of FFKY, none of the Intellectual Property rights as used in the business conducted by FFKY or the FFKY Subsidiaries infringes upon or otherwise violates the rights of any Person, nor has any Person asserted a claim of such infringement. None of FFKY or the FFKY Subsidiaries is obligated to pay any royalties to any Person with respect to any such Intellectual Property. To the Knowledge of FFKY, FFKY and each FFKY Subsidiary owns or has the valid right to use all of the Intellectual Property rights which it is presently using. No officer, director, or employee of FFKY or the FFKY Subsidiaries is party to any Contract which requires such officer, director, or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer information, or other business information or which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including FFKY or any of the FFKY Subsidiaries, except any such Contracts which are not reasonably likely to have, individually, or in the aggregate, a Material Adverse Effect on FFKY or FFB.

5.13. Insurance.  Each of FFKY and each FFKY Subsidiary currently maintains insurance pursuant to the policies disclosed on Disclosure Memorandum Schedule 5.13. All premiums due and payable under any of such insurance policies have been paid or have been (or will be) properly accrued for in the FFKY Financial Statements. None of FFKY or any of the FFKY Subsidiaries is liable for any material, retroactive premium adjustments respecting any of its insurance policies. As of the date hereof, none of FFKY or any of the FFKY Subsidiaries has received notice from any insurance carrier that (i) any of such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be materially increased. There are presently no claims pending under any such policies of insurance and no notices have been given by FFKY or any FFKY Subsidiary under such policies. None of FFKY or any of the FFKY Subsidiaries has failed to make a timely claim or file a timely notice with respect to any matter giving rise to a material claim under its insurance policies and bonds. None of FFKY or any of the FFKY Subsidiaries has, during the past five (5) years, been denied or had revoked or rescinded any policy of insurance.

5.14. Tax Matters.  All Tax Returns required to be filed by or on behalf of FFKY or any FFKY Subsidiary have been timely filed for periods ended on or before the date hereof (and will have been filed for periods ended on or before the Closing Date) and all such Tax Returns are (or will be) true, complete and accurate in all material respects. All Taxes shown on each filed Tax Return of FFKY or any FFKY Subsidiary have been paid (or for Tax Returns filed after the date hereof, will be paid). There is no audit examination, deficiency or refund Proceeding respecting FFKY or any FFKY Subsidiary pending (or, to the Knowledge of FFKY, threatened) with respect to any Taxes. No presently pending assessments of deficiencies in respect of Taxes have been made against FFKY or any FFKY Subsidiary or with respect to the income, receipts or net worth of FFKY or any FFKY Subsidiary, and no extensions of time are in effect for the assessment of deficiencies against FFKY or any FFKY Subsidiary. None of FFKY or any FFKY Subsidiary has executed any extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect. Deferred Taxes of FFKY or any FFKY Subsidiary have been provided for in accordance with GAAP under the FFKY Financial Statements. Each of FFKY and each FFKY Subsidiary is in material compliance with, and the records of FFKY or any FFKY Subsidiary contain all information and documents (including, without limitation, properly completed Internal Revenue Service Forms W-9) necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with adequate specificity all accounts subject to backup withholding under Section 3406 of the Code. None of FFKY or any FFKY Subsidiary has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code. There has not been an ownership change, as defined in Code Section 382(g), of FFKY or any FFKY Subsidiary that occurred during or after any taxable period in which FFKY or any FFKY Subsidiary incurred a net operating loss that carries over to any taxable period ending after December 31, 2002, except in connection with the transactions contemplated pursuant to this Agreement. None of FFKY or any FFKY Subsidiary is a party to any tax allocation or sharing agreement nor does FFKY or any FFKY Subsidiary have any material liability for taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of Law) as a transferee or successor or by Contract or otherwise. Within the past five years, neither FFKY nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither FFKY nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by FFKY or any of its Subsidiaries. Neither FFKY nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Neither FFKY nor any of its Subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Share Exchange from qualifying as a reorganization under Section 368(a) of the Code. None of FFKY or any FFKY Subsidiary has received notice of any claim by any Governmental Body that FFKY or any FFKY Subsidiary or the income, receipts or net worth of FFKY or any FFKY Subsidiary may be subject to Taxes. All Taxes and other liabilities due with respect to completed and settled examinations or concluded Proceedings related to Tax Return and/or Taxes of FFKY or any FFKY Subsidiary have been paid or will be paid to the extent not yet due. There are no Encumbrances (other than Permitted Encumbrances) with respect to Taxes upon any of the assets of FFKY or any FFKY Subsidiary.

5.15. Environmental Matters.

(a) Each of FFKY and each FFKY Subsidiary and their respective Participation Facilities and Operating Properties are, and have been (or, in the case of Operating Properties in which FFKY or any FFKY Subsidiary holds or has held a security interest, to FFKY’s Knowledge are and have been), in compliance with all Environmental Laws, except for violations which could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on FFKY or any FFKY Subsidiary.

(b) There is no Proceeding pending or (to the Knowledge of FFKY) threatened before any Governmental Body or other forum in which FFKY or any FFKY Subsidiary or any of their respective Operating Properties or Participation Facilities has been or, with respect to threatened Proceedings, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by FFKY or any FFKY Subsidiary or any respective Operating Properties or Participation Facilities.

(c) During the period of (i) FFKY or any FFKY Subsidiary’s ownership or operation of any of their respective current properties, (ii) FFKY or any FFKY Subsidiary’s participation in the management of any Participation Facility, or (iii) FFKY or any FFKY Subsidiary’s holding of a security interest in an

Operating Property, there have been (or, in the case of an Operating Property in which FFKY or any FFKY Subsidiary holds or has held a security interest, there have to the Knowledge of FFKY been) no releases of Hazardous Material in, on, under, adjacent to, or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFKY or any FFKY Subsidiary. Prior to the period of (i) FFKY’s or any FFKY Subsidiary’s ownership or operation of any of its current properties, (ii) FFKY’s or any FFKY Subsidiary’s participation in the management of any Participation Facility or (iii) FFKY’s or any FFKY Subsidiary’s holding of a security interest in an Operating Property, there were to the Knowledge of FFKY no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFKY.

5.16. Compliance With Laws.  FFKY is duly registered as a bank holding company under the BHC Act. Each of FFKY and each of the FFKY Subsidiaries has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except where the failure to hold such Permits would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFKY or any FFKY Subsidiaries. Except as set forth on Disclosure Memorandum Schedule 5.16, none of FFKY or any of the FFKY Subsidiaries is (or has been during the past five (5) years) in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for such violations which could not have, individually, or in the aggregate, a Material Adverse Effect on FFKY. None of FFKY or any of the FFKY Subsidiaries has received notification or communication from any Governmental Body or the staff thereof (i) asserting that FFKY or any FFKY Subsidiary is in violation of any of the Laws or Orders which such Governmental Body enforces (excluding violations which would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FFKY) or threatening to revoke any Permits. Except as set forth in Disclosure Memorandum Schedule 5.16, neither FFKY nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each, whether or not set forth in Disclosure Memorandum Schedule 5.16, a “FFKY Regulatory Agreement”) that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policies, its management, its business or its operations, nor has FFKY or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any FFKY Regulatory Agreement. Except as set forth in Disclosure Memorandum Schedule 5.16, to FFKY’s Knowledge, there are no investigations relating to any material regulatory matters pending before any Governmental Authority with respect to FFKY or any of its Subsidiaries. No event has occurred or circumstance exists that (with or without notice or lapse of time) is reasonably likely to constitute or result in a material violation by FFKY or any of the FFKY Subsidiaries of, or a failure on the part of FFKY or any of the FFKY Subsidiaries to materially comply with, any Laws, Orders or Governmental Authorizations, the failure with which to comply could give rise to any obligation on the part of FFKY or any of the FFKY Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

5.17. Labor Relations.

(a) With respect to FFKY and each FFKY Subsidiary:

(1) Neither FFKY nor any FFKY Subsidiary is a party to or bound by any labor or collective bargaining agreement and to the Knowledge of FFKY there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of FFKY or any FFKY Subsidiary. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of FFKY, threatened and neither FFKY nor any FFKY Subsidiary has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three years.

(2) Neither FFKY nor any FFKY Subsidiary is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Body relating to employees or employment practices.

(3) Each of FFKY and each FFKY Subsidiary is in material compliance with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Body relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and has not engaged in any unfair labor practices or other prohibited practices related to employees, except where the failure to comply would not, either individually or in the aggregate, have a Material Adverse Effect.

(4) Neither FFKY nor any FFKY Subsidiary has any workers’ compensation liability outside the Ordinary Course of Business.

(5) To the Knowledge of FFKY, no executive officer of FFKY or any FFKY Subsidiary: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive officer’s current duties.

(6) Disclosure Memorandum Schedule 5.17(a)(6) contains a true, complete and correct list of the following information for each employee of FFKY and each FFKY Subsidiary: name; employing entity; job title; primary work location; current compensation rate; FFKY or expected bonus; and FFKY’s or FFKY Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(b) Disclosure Memorandum Schedule 5.17(b) sets forth a true, complete and correct list of all noncompetition, non-solicitation, noninterference, nondisclosure and similar agreements between FFKY or FFKY Subsidiary and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to CBIN. Each of the agreements set forth on Disclosure Memorandum Schedule 5.17(b) is valid and binding and in full force and effect (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

5.18. Employee Matters.

(a) Disclosure Memorandum Schedule 5.18(a) sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and including the regulations promulgated thereunder (“ERISA”), whether or not written or unwritten or subject to ERISA, as well as each employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of FFKY or any FFKY Subsidiary or any of its ERISA Affiliates (as defined herein) entered into, maintained or contributed to by FFKY or any of its ERISA Affiliates or to which FFKY or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “FFKY Benefit Plans”). For purposes of this Agreement, the term “ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the

Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes FFKY or any FFKY Subsidiary. No other FFKY Benefit Plan exists.

(b) With respect to each FFKY Benefit Plan, FFKY has made available to CBIN true, complete and correct copies of the following (as applicable): (i) the written document evidencing such FFKY Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the summary plan description; (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two most recent actuarial reports; (vi) the most recent determination letter from the IRS; (vii) the three most recent Forms 5500 required to have been filed with the IRS, including all schedules thereto; (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Body relating to any compliance issues in respect of any such FFKY Benefit Plan; and (ix) a list of each Person who has options to purchase FFKY Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by FFKY or any FFKY Subsidiary, noting for each Person the number of options, units and other awards available and the strike price, if any, associated therewith. Disclosure Memorandum Schedule 5.18(b) sets forth as of August 31, 2012 the accrued liability for any such plans, programs and arrangements.

(c) With respect to each FFKY Benefit Plan:

(1) each FFKY Benefit Plan is being and has been administered in all respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each FFKY Benefit Plan have been timely performed, and there have been no material defaults, omissions or violations by any party with respect to any FFKY Benefit Plan, and each FFKY Benefit Plan;

(2) each FFKY Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code is so qualified and has received a favorable determination letter from the IRS to such effect and, to the knowledge of FFKY, no fact, circumstance or event has occurred since the date of such determination letter or exists that would reasonably be expected to adversely affect the qualified status of any such FFKY Benefit Plan;

(3) either an application for a new determination letter was filed by the end of such FFKY Benefit Plan’s applicable remedial amendment cycle as determined under Revenue Procedure 2005-66 or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied;

(4) each FFKY Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Disclosure Memorandum Schedule 5.18(c)(4) contains (A) a list of assets that are maintained or used to informally fund such plan, (B) an analysis of the emerging liabilities of any supplemental executive retirement plans (the “SERPs”) and (C) an analysis of the cash surrender value of the split-dollar insurance policies held pursuant to the SERPs. Any trust agreement supporting such plan has been provided as described in Section 5.18(b)(iii);

(5) no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to FFKY’s or any ERISA Affiliate’s Knowledge, is anticipated against any of the FFKY Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, FFKY (including any FFKY Subsidiary), any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the FFKY Benefit Plans;

(6) all contributions, premiums and other payments required to be made with respect to any FFKY Benefit Plan have been made on or before their due dates under applicable law and the terms of such FFKY Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any FFKY Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of FFKY for the fiscal year ended December 31, 2013 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since December 31, 2013;

(7) no FFKY Benefit Plan is under, and FFKY (including any FFKY Subsidiary or any ERISA Affiliate thereof) has not received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Body and no such completed audit, if any, has resulted in the imposition of any Tax or penalty;

(8) no FFKY Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each FFKY Benefit Plan that is funded in whole or in part through an insurance policy, neither FFKY (including any FFKY Subsidiary) nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(9) all reports and disclosures relating to each FFKY Benefit Plan required to be filed with or furnished to Governmental Bodies (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), FFKY Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable Law;

(10) neither the execution, delivery or performance of this Agreement by FFKY nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require FFKY or any FFKY Subsidiary to make a larger contribution to, or pay greater benefits or provide other rights under, any FFKY Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any FFKY Benefit Plan or (C) conflict with the terms of any FFKY Benefit Plan;

(11) all obligations of FFKY, each FFKY Subsidiary and ERISA Affiliate and each fiduciary under each FFKY Benefit Plan, whether arising by operation of Law or by Contract, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state law (“COBRA”), including such obligations that may arise by virtue of the transactions contemplated by this Agreement, have been or will be timely performed in all material respects;

(12) to the Knowledge of FFKY, FFKY and each FFKY Subsidiary and ERISA Affiliate of FFKY, as applicable, has maintained in all material respects all employee data necessary to administer each FFKY Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(13) except as disclosed on Disclosure Memorandum Schedule 5.18(c)(13), no FFKY Benefit Plan provides for any gross-up payment associated with any Taxes.

(d) No FFKY Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively, and neither FFKY nor any FFKY Subsidiary or ERISA Affiliates has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan. Neither FFKY nor any FFKY Subsidiary or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the FFKY Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to FFKY or any FFKY Subsidiary or ERISA Affiliates.

(e) Except as otherwise provided in this Agreement or as disclosed on Section 5.18(e) of the Disclosure Memorandum, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of FFKY or any FFKY Subsidiary or ERISA Affiliates, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f) Neither FFKY, any other “disqualified person” (as defined in Section 4975 of the Code), any “party-in-interest” (as defined in Section 3(14) of ERISA) and, to the Knowledge of FFKY, any trustee or administrator of any FFKY Benefit Plan, has engaged in a nonexempt “prohibited transaction,” as defined in Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA. All “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the FFKY Benefit Plans have complied in all respects with the requirements of Section 404 of ERISA. FFKY and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the FFKY Benefit Plans.

(g) No payment made or to be made in respect of any employee or former employee of FFKY or any FFKY Subsidiary would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h) Except as disclosed in Disclosure Memorandum Schedule 5.18(h) (which shall contain the actual value of the obligations of all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither FFKY nor FFKY Subsidiary (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(i) Neither FFKY nor any FFKY Subsidiary or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(j) Any individual who performs services for FFKY or any FFKY Subsidiary and who is not treated as an employee for federal income tax purposes by FFKY or any FFKY Subsidiary is not an employee under applicable law or for any purpose including for tax withholding purposes or FFKY Benefit Plan purposes.

(k) (i) Each FFKY Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated since its date of inception in good faith compliance with the applicable provisions of Section 409A of the Code and the Treasury Regulations and other official guidance issued thereunder (collectively, “Section 409A”) and has been since January 1, 2009, in documentary compliance with the applicable provisions of Section 409A; (ii) neither FFKY nor any FFKY Subsidiary (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A; (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under any such FFKY Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any FFKY Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1 (a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such FFKY Benefit Plan to Section 409A.

5.19. Material Contracts.  None of FFKY, any FFKY Subsidiary or any of their respective Assets, businesses or operations is a party to, is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting or retirement Contract, (ii) any Contract relating to the borrowing of money by FFKY or any of the FFKY Subsidiaries or the guarantee by FFKY or any of the FFKY Subsidiaries of any such obligation (other than Contracts evidencing deposit liabilities, fully-secured repurchase agreements, letters of credit and trade payables made or incurred in the Ordinary Course of Business), (iii) any Contracts which prohibit or restrict FFKY or any of the FFKY Subsidiaries from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract which is a financial derivative Contract (including various combinations thereof), (v) any Contract not made in the Ordinary Course of Business, (vi) any Contract relating to capital expenditures and involving future payments which (either alone or when combined with other like Contracts) exceed $10,000, (vii) apart from this Agreement and the LOI, any Contract involving an Acquisition Proposal, (viii) any Contract involving Intellectual Property, (ix) any Contract involving the provision of data processing or other technical services, or (x) any Contract which (A) will not be performed within sixty (60) days of the date of this Agreement, (B) involves future payments by FFKY or any FFKY Subsidiary (whether during the term of any such Contract or in connection with its termination or expiration) in excess of $10,000 or (C) is not cancelable by FFKY or any FFKY Subsidiary without penalty on no more than thirty (30) days’ notice. A copy of any Contract, and all amendments thereto, described in the immediately preceding sentence to which FFKY, any FFKY Subsidiary or any of their respective Assets, businesses or operations is party to, is bound or affected by, or receives benefits under, has been provided to CBIN. With respect to each FFKY Contract: (i) the Contract is valid and in full force and effect in accordance with its terms; (ii) none of FFKY or any FFKY Subsidiary is in Default thereunder; (iii) none of FFKY or any FFKY Subsidiary has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to the Knowledge of FFKY, in material Default in any respect or has repudiated or waived any material provision thereunder; (v) no event or condition has occurred or exists (or is alleged to have occurred or existed) which constitutes (or with the lapse of time might constitute) a material Default; and (vi) the Contract may be assigned by FFKY or any FFKY Subsidiary in connection with the Share Exchange and the Mergers without the consent of the other party or parties thereto (or without a Change in Control occurring with respect to FFKY or FFB).

5.20. Legal Proceedings.  There is no Proceeding instituted or pending, or, to the Knowledge of FFKY, threatened (or unasserted but considered probable of assertion) against FFKY or any FFKY Subsidiary, or against any asset, employee benefit plan, interest or right of FFKY or any FFKY Subsidiary nor are there any Orders of any Governmental Body outstanding against FFKY or any FFKY Subsidiary. There is no Proceeding instituted or pending, or to the Knowledge of FFKY, threatened (or unasserted but considered probable of assertion) against any officer, director or employee of FFKY or any FFKY Subsidiary arising in connection with actions taken (or omitted to be taken) by such officer, director or employee in his capacity as an officer, director or employee. Disclosure Memorandum Schedule 5.20 includes a summary report of all Proceedings as of the date of this Agreement to which FFKY or any FFKY Subsidiary (or officer, director or employee of FFKY or any FFKY Subsidiary) is a party.

5.21. Risk Management Instruments.  All Derivative Transactions, whether entered into for the account of FFKY or any FFKY Subsidiary or for the account of a customer of FFKY or any FFKY Subsidiary, were entered into in the Ordinary Course of Business consistent with past practice and in accordance with applicable Laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by FFKY and FFKY Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of FFKY or an FFKY Subsidiary enforceable against it in accordance with their terms, and are in full force and effect. FFKY and FFKY Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to FFKY’s Knowledge, there are no Defaults, or allegations or assertions of Defaults by any party, thereunder.

5.22. Reports.  Since January 1, 2009, FFKY and each FFKY Subsidiary has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Body and has paid all fees and assessments due and payable in connection therewith. As of its respective date (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), none of such documents so filed contained any untrue statement of a material fact, omitted to state a material fact required to be stated therein, or intentionally omitted to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Copies of all reports, correspondence, notices and other documents relating to any inspection, examination, audit, monitoring or other form of review or enforcement action by a Regulatory Authority that are permitted to be disclosed to CBIN by Law have been made available to CBIN.

5.23. Deposits.  The deposit records of FFB accurately reflect FFB’s deposit accounts. There are no material uncured violations or violations with respect to which material refunds or restitution may be required with respect to FFB deposit liabilities and the terms and conditions and other documentation with respect to FFB deposit liabilities comply in all material respects with all applicable Laws and have been made available to CBIN. FFB deposit liabilities are insured by the FDIC to the full extent provided by Law. FFB is in material compliance with all terms and conditions and other documentation applicable to bank deposit liabilities. To the Knowledge of FFKY, there are not (and have not been within the past three years) any “kiting” schemes associated with any of FFB’s deposit liabilities.

5.24. Books and Records.  The books of account, general ledger and records of FFKY and each FFKY Subsidiary fairly and accurately in all material respects reflect the assets and liabilities of FFKY and each FFKY Subsidiary, respectively. The books of account, general ledger and records of FFKY and each FFKY Subsidiary (i) are maintained by each such Person substantially in accordance with applicable legal and accounting requirements and (ii) reflect only actual transactions. The records and other information provided in accordance with this Agreement will accurately reflect in all material respects the book value of the assets and liabilities referred to therein as of their respective dates, recorded at their historical cost and depreciated or otherwise adjusted in accordance with the subject Person’s historical accounting policies, all in accordance with GAAP and regulatory accounting practices consistently applied.

5.25. Safe Deposit Boxes.  FFB is in compliance in all material respects with the terms and conditions of the applicable leases or other agreements relating to the safe deposit boxes currently offered or maintained in connection with the safe deposit business conducted by FFB.

5.26. Community Reinvestment Act.  FFB has complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

5.27. Privacy of Customer Information.

(a) FFB is the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to YCB pursuant to this Agreement, the Bank Merger and the other transactions contemplated hereby. For purposes of this Section 5.27, “IIPI” shall include any information relating to an identified or identifiable natural person.

(b) The collection and use of such IIPI by FFB and the transfer of such IIPI to YCB complies in all material respects with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy Law, and any Contract or industry standard relating to privacy. In accordance with the requirements of the Gramm-Leach-Bliley Act, and the regulations promulgated thereunder, FFKY and FFB (i) maintain the security and confidentiality of customer records and information; (ii) protect against any anticipated threats or hazards to the security or integrity of such records; and (iii) protect against unauthorized access to or use of such records or information, which could result in substantial harm or inconvenience to any customer.

5.28. Technology Systems.

(a) No action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including, without limitation, any outsourced systems and processes, and any Intellectual Property that is used by FFKY or FFB (collectively, the “Technology Systems”), following the Closing.

(b) The Technology Systems (for a period of 18 months prior to the Closing Date) have not suffered unplanned disruption causing a Material Adverse Effect. Except for ongoing payments due under relevant third party agreements, the Technology Systems are free from any Encumbrances. Access to business critical parts of the Technology Systems is not shared with any third party.

(c) FFB’s disaster recovery and business continuity arrangements have been provided to CBIN with the Disclosure Memorandum. To the best of FFKY’s Knowledge, such program ensures that FFKY and FFB can recover its mission critical functions, and complies with the requirements of the Federal Financial Institutions Examination Council (“FFIEC”), the SEC, and the FDIC.

(d) Neither FFKY nor FFB has received notice of, nor is any of same aware of any material circumstances including, without limitation, the execution of this Agreement, that would enable any third party to terminate any agreements or arrangements relating to the Technology Systems (including maintenance and support).

5.29. Bank Secrecy Act Compliance.  FFB is and has been in compliance in all material respects with the provisions of the Bank Secrecy Act of 1970, as amended (the “Bank Secrecy Act”), and all regulations promulgated thereunder including, but not limited to, those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs. FFB has implemented a Bank Secrecy Act compliance program that covers all of the required program elements as required by 12 C.F.R. §326.8.

5.30. SEC Documents.  FFKY has been in compliance in all material respects with the Securities Laws and/or filed all SEC Documents it has been required to file and FFKY will be in compliance in all material respects with the Securities Laws and will file all SEC Documents it is required to file between the date hereof and the Effective Time.

5.31. Statements True and Correct.

(a) This Agreement and the Disclosure Memorandum, taken as a whole, do not contain an untrue statement of a material fact by FFKY or omit to state a material fact necessary to make the statements by FFKY contained herein or therein, in light of the circumstances in which they are made, not misleading.

(b) All of the information supplied or to be supplied by FFKY expressly for inclusion in any filing with any Governmental Body in connection with the transactions contemplated hereby will be true, correct and complete on the date thereof and will comply as to form in all material respects with the provisions of applicable Law.

5.32. Regulatory Matters.  FFKY has no Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Governmental Bodies referred to in Section 8.1(a) of this Agreement.

5.33. Brokers’ or Finders’ Fees.  Apart from Keefe, Bruyette & Woods, Inc. and Professional Bank Services, Inc., no agent, broker or other Person acting on behalf of FFKY or under its authority is or shall be entitled to any commission, broker’s or finder’s fee in connection with any of the transactions contemplated by this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF CBIN

CBIN hereby represents and warrants to FFKY, as follows:

6.1. Organization, Standing and Power.  CBIN is a corporation validly existing, and in good standing under the Laws of the State of Indiana, as applicable, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets. CBIN is duly qualified or licensed to transact business as a foreign corporation in good standing in each of the States of the United States and in each foreign jurisdiction where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBIN.

6.2. Authority; No Breach by Agreement.

(a) CBIN has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by CBIN and the consummation of the transactions contemplated herein and therein, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CBIN. Subject to the receipt of all Consents required from Governmental Bodies and the expiration of all mandatory waiting periods, and assuming the due authorization, execution and delivery of this Agreement by FFKY this Agreement represents a legal, valid and binding obligation of CBIN, enforceable against CBIN in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by CBIN, nor the consummation by CBIN of the transactions contemplated hereby or thereby, nor compliance by CBIN with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of CBIN’s Articles of Incorporation or Bylaws (ii) constitute or result in a Default under, or require any Consent (excluding Consents required by Law or Order) pursuant to, or result in the creation of any Encumbrance on any material asset of CBIN or any CBIN Subsidiary under, any Contract or Governmental Authorization of or applicable to CBIN or any CBIN Subsidiary except for such Defaults and Encumbrances which will not, and for such Consents which, if not obtained, will not have, individually or in the aggregate, a Material Adverse Effect on CBIN or any CBIN Subsidiary, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(a) hereof, violate any Law or Order applicable to CBIN or any CBIN Subsidiary or any of their respective material Assets.

(c) Other than (i) Consents required from Governmental Bodies, and (ii) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBIN, no notice to, filing with, or Consent of, any Governmental Body is necessary for the consummation by CBIN of the transactions contemplated in this Agreement.

6.3. Capital Stock.  The authorized capital stock of CBIN consists solely of (i) 5,000,000 shares of blank check preferred stock, of which 28,000 shares of CBIN Preferred Stock were issued and outstanding as of December 31, 2013, and (ii) 10,000,000 shares of CBIN Common Stock, of which approximately 3,437,107 shares were issued and outstanding as of March 21, 2014. All of the issued and outstanding shares of CBIN Common Stock are, and all of the shares of CBIN Common Stock to be issued in exchange for shares of FFKY Common Stock upon consummation of the Share Exchange, when issued in exchange for shares of FFKY Common Stock upon consummation of the Share Exchange and in accordance with the terms of this Agreement, will be, duly and validly authorized, issued and outstanding, and fully paid and nonassessable under the IBCL and CBIN’s Articles of Incorporation and Bylaws. None of the shares of CBIN Common Stock to be issued in exchange for shares of FFKY Common Stock upon consummation of the Share Exchange will be, issued in violation of any preemptive rights of any Person.

6.4. CBIN Subsidiaries.  CBIN or one of the CBIN Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each of the other CBIN Subsidiaries which would qualify as a “Significant Subsidiary” (as such term is defined in Rule 1.02(w) of Regulation S-X promulgated under the Securities Laws) of CBIN. No capital stock (or other equity interest) of any CBIN Subsidiary which would qualify as a Significant Subsidiary of CBIN, is or may become required to be issued (other than to another CBIN Subsidiary) by reason of any Rights, and there are no Contracts by which CBIN or any of CBIN Subsidiaries which is a Significant Subsidiary of CBIN, is bound to issue (other than to CBIN or any of CBIN Subsidiaries) additional shares of its capital stock (or other equity interests) or Rights or by which CBIN or any of CBIN Subsidiaries is or may be bound to transfer any shares of the capital stock (or other equity interests) of any of CBIN or any of CBIN Subsidiaries (other than to CBIN or any of CBIN Subsidiaries). There are no Contracts relating to the rights of CBIN or any CBIN Subsidiary which is wholly-owned by CBIN or which would qualify as a Significant Subsidiary of CBIN, to vote or to dispose of any shares of the capital stock (or other equity interests) of any of CBIN Subsidiaries. All of the shares of capital stock (or other equity interests) of each CBIN Subsidiary which would qualify as a Significant Subsidiary of CBIN and which is held by CBIN or any CBIN Subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by CBIN or a CBIN Subsidiary free and clear of any Encumbrances. None of the issued and outstanding shares of capital stock of any CBIN Subsidiary which qualifies as a Significant Subsidiary of CBIN, has been issued in violation of any preemptive rights of any Person. Each CBIN Subsidiary is either a bank, partnership, limited liability company or a corporation, and each such CBIN Subsidiary which qualifies as a Significant Subsidiary of CBIN is duly organized, validly existing and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each CBIN Subsidiary which qualifies as a Significant Subsidiary of CBIN is duly qualified or licensed to transact business as a foreign corporation in good standing in each of the States of the United States and in each foreign jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBIN. The minute book and other organizational documents (and all amendments thereto) for CBIN and each CBIN Subsidiary that qualifies as a Significant Subsidiary of CBIN, have been made available to FFKY for its review, and are true and complete in all material respects as in effect as of the date of this Agreement.

6.5. Financial Statements.  Each of CBIN Financial Statements (including, in each case, any related notes) contained in CBIN SEC Documents, including any CBIN SEC Document filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared, or will be prepared, in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Regulation S-X promulgated under the Securities Laws), and fairly presented, or will fairly present, in all material respects the consolidated financial position of CBIN and CBIN Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows of CBIN and CBIN Subsidiaries for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

6.6. Absence of Certain Changes or Events.  Since December 31, 2013, except as disclosed in CBIN SEC Documents made available prior to the date of this Agreement, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBIN or any of the CBIN Subsidiaries.

6.7. Compliance With Laws.  CBIN is duly registered as a bank holding company under the BHC Act. Each of CBIN and the CBIN Subsidiaries has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except where the failure to hold such permits would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBIN or any CBIN Subsidiary. None of CBIN or any of CBIN Subsidiaries:

(a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for such violations which would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBIN; or

(b) has received any notification or communication from any Governmental Body or the staff thereof (i) asserting that CBIN or any CBIN Subsidiary is in violation of any of the Laws or Orders which such Governmental Body enforces (excluding violations which would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBIN), (ii) threatening to revoke any Permits, or (iii) requiring CBIN or any CBIN Subsidiary to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board of Directors resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends. No event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation by CBIN or any of CBIN Subsidiaries of, or a failure on the part of CBIN or any of CBIN Subsidiaries to comply with, any Laws, Orders or Governmental Authorizations, the failure with which to comply could give rise to any obligation on the part of CBIN or any of CBIN Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

6.8. Legal Proceedings.  There is no Proceeding instituted or pending, or, to the Knowledge of CBIN, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against CBIN or any CBIN Subsidiary, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBIN, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against CBIN or any CBIN Subsidiary.

6.9. Brokers’ or Finders’ Fees.  Apart from Sterne, Agee & Leach, Inc., no agent, broker or other Person acting on behalf of CBIN or under its authority is or shall be entitled to any commission, broker’s or finder’s fee in connection with any of the transactions contemplated by this Agreement.

6.10. No FFKY Common Stock Owned.  None of CBIN or any CBIN Subsidiary owns any shares of FFKY Common Stock except in a fiduciary capacity.

6.11. Accuracy of SEC Information.  None of the information supplied or to be supplied by CBIN expressly for inclusion in the Registration Statement to be filed by CBIN with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by CBIN expressly for inclusion in the FFKY Proxy Statement to be mailed to FFKY’s shareholders in connection with the FFKY Shareholders’ Meeting, and any other documents to be filed by CBIN or any CBIN Subsidiary with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the FFKY Proxy Statement, when first mailed to the shareholders of FFKY, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the FFKY Proxy Statement or any amendment thereof or supplement thereto, at the time of the FFKY Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement made by CBIN in any earlier communication with respect to the solicitation of any proxy for the FFKY Shareholders’ Meeting. All documents that CBIN or any CBIN Subsidiary is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

6.12. SEC Documents.  CBIN has been in compliance in all material respects with the Securities Laws and/or filed all SEC Documents it has been required to file and CBIN will be in compliance in all material respects with the Securities Laws and will file all SEC Documents it is required to file between the date hereof and the Effective Time.

6.13. Capital.  CBIN is well-capitalized under the appropriate bank holding company regulatory guidelines.

6.14. Bank Secrecy Act Compliance.  CBIN is and has been in compliance in all material respects with the provisions of the Bank Secrecy Act, and all regulations promulgated thereunder including, but not limited to, those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs. CBIN has implemented a Bank Secrecy Act compliance program that adequately covers all of the required program elements as required by 12 C.F.R. §21.21.

6.15. Community Reinvestment Act.  YCB has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

6.16. Available Funds.  Immediately before the Effective Time, CBIN will have cash sufficient to pay any amounts required to be paid by CBIN pursuant to Articles 3 and 4 of this Agreement.

6.17. Statements True and Correct.

(a) Neither this Agreement, nor any Exhibit, Schedule or document delivered by CBIN to FFKY in connection with this Agreement or any of the transactions contemplated hereby contains or shall contain an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

(b) All of the information supplied or to be supplied by CBIN expressly for inclusion in any filing with any Governmental Body in connection with the transactions contemplated hereby will be true, correct and complete and will comply as to form in all material respects with the provisions of applicable Law.

ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1. Affirmative Covenants of FFKY.  From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, FFKY shall (and covenants to cause FFB and any other FFKY Subsidiary to) (i) operate its business only in the Ordinary Course, (ii) use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and (iii) make determinations respecting the designation and classification of FFB loans in accordance with GAAP and the requirements of Regulatory Authorities having jurisdiction over FFKY and any FFKY Subsidiary.

7.2. Negative Covenants.  Except as specifically permitted or contemplated by this Agreement, and except as otherwise set forth on Disclosure Memorandum Schedule 7.2, from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, FFKY covenants and agrees that it will not (and will cause each of FFB and any other FFKY Subsidiary not to) do any of the following without the prior written consent of the chief executive officer or chief financial officer of CBIN, which consent shall not be unreasonably withheld, denied or delayed:

(a) amend its Articles of Incorporation, Bylaws or other governing instruments;

(b) except in the Ordinary Course of Business, (i) incur any Funded Debt, (ii) impose, or suffer the imposition of, on any material Asset (or Assets) any Encumbrance or permit any such Encumbrance to exist (other than in the Ordinary Course of Business in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts, equipment leases, and the satisfaction of legal requirements in the exercise of trust powers), or (iii) guarantee or become a surety or otherwise contingently liable for any obligations of others;

(c) repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares of FFKY Common Stock or FFB Common Stock or any other equity interest in an FFKY Subsidiary or declare, set aside or pay any dividend or make any other distribution in respect of FFKY Common Stock or FFB Common Stock or any other equity interest in an FFKY Subsidiary;

(d) issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue capital stock or other equity interest, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of capital stock or other equity interest, or any other Right to acquire any such stock or other equity interest, or any security convertible into any such stock or other equity interest;

(e) adjust, split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of capital stock;

(f) sell, lease or transfer in any fashion Assets having in the aggregate a book value in excess of $50,000;

(g) except for purchases of investment securities acquired in the Ordinary Course of Business, purchase any securities or make any investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any Person or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the Ordinary Course of Business, or (ii) acquisitions of control in its fiduciary capacity, or (iii) satisfaction of debts previously contracted in good faith and in the Ordinary Course of Business;

(h) grant any increase in compensation or benefits to its employees, directors or officers or pay any severance or termination pay or any bonus; enter into or amend any severance agreements with officers; grant any increase in fees or other increases in compensation or other benefits to directors; or voluntarily accelerate the vesting of any employee benefits; hire any person as an employee of FFKY or any FFKY Subsidiary, except for at-will employees at an annual rate of salary not to exceed $50,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business; or promote any employee, except to satisfy contractual obligations existing as of the date hereof and set forth on Disclosure Memorandum Schedule 7.2(g);

(i) enter into or modify any employment Contract with any Person, except for changes that are required by Law;

(j) adopt any new employee benefit plan of or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, other than any such change that is required by Law or that, in the opinion of counsel to FFKY, is necessary or advisable to maintain the tax qualified status of any such plan, nor make any distributions from such employee benefit plans, except as required by Law, by the terms of such plans, or in a manner consistent with past practices with respect to the applicable plan, nor make any contributions to any such employee benefit plans except in a manner consistent with past practices;

(k) make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or other Laws, regulatory accounting requirements, or GAAP;

(l) commence any Proceeding other than in the Ordinary Course of Business or settle any Proceeding involving any Liability for material money damages or restrictions upon its operations, which settlement involves payment by FFKY or any FFKY Subsidiary in excess of $15,000 and/or that would impose any material restriction on the business of FFKY or any FFKY Subsidiary or create precedent for claims that are reasonably likely to be material to FFKY or any FFKY Subsidiary;

(m) enter into any agreement or arrangement that would result in a Change in Control other than pursuant to Section 8.8;

(n) except in connection with any workout, encourage or solicit any FFB customer or depositor to replace or diminish his relationship with FFB including, without limitation, through entering into (or enhancing) a relationship with an Affiliate of FFB or FFKY;

(o) enter into (or acquire the entirety of or a portion of) a loan, discount or lease financing other than in the Ordinary Course;

(p) except in the Ordinary Course, enter into, modify, amend, or terminate any Contract or waive, release, compromise, or assign any material rights or claims;

(q) make any changes to FFB’s deposit pricing (other than immaterial changes on an individual customer basis, consistent with past practices) that are not consented to in writing by CBIN (provided that any requisite consent of CBIN will not be unreasonably withheld or delayed);

(r) except for loans or extensions of credit approved and/or committed as of the date hereof that are listed on Disclosure Memorandum Schedule 7.2(q), make, renew, renegotiate, increase, extend or modify any (A) unsecured loan in excess of $50,000, (B) loan secured by other than a first lien in excess of $50,000, (C) loan in excess of FFIEC regulatory guidelines relating to loan to value rations, or (D) any first lien secured loan over $250,000, unless any such loan or extension of credit has been expressly consented to in writing by CBIN (which consent will not be unreasonably withheld, denied or delayed); or

(s) take any action which would (i) materially adversely affect the liability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

7.3. Negative Covenants of CBIN.  Except as specifically permitted or contemplated by this Agreement, and except as otherwise set forth on Disclosure Memorandum Schedule 7.3, from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, CBIN covenants and agrees that it will not (and will cause each of YCB and any other CBIN Subsidiary not to) do any of the following without the prior written consent of the chief executive officer or chief financial officer of FFKY, which consent shall not be unreasonably withheld, denied or delayed;

(a) enter into any agreement that would result in a Change in Control;

(b) take any action which would (i) materially and adversely affect the ability of any Party to obtain any Consent required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or (ii) materially and adversely affect the ability of any Party to perform its covenants and agreements under this Agreement;

(c) Knowingly take or omit to take any action that as a result would materially adversely affect or delay regulatory approval of the transactions contemplated by this Agreement; or

(d) encourage or solicit any FFB customer or depositor to replace or diminish his relationship with FFB.

7.4. Adverse Changes in Condition.  Each Party agrees to give written notice promptly to the other Parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it which (i) could have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a breach of any of its representations, warranties, or covenants contained herein or which would prevent the satisfaction of any condition precedent set forth in Article 9 of this Agreement, and to use its reasonable efforts to prevent or promptly to remedy the same.

7.5. Reports.  Each Party and its Subsidiaries shall file all reports required to be filed by it with Governmental Bodies between the date of this Agreement and the Closing Date and, to the extent permitted by Law, shall deliver to the other Parties copies of all such reports (the delivery of which is not prohibited by Law) promptly after the same are filed. If financial statements are contained in any such reports, such financial statements will fairly present the consolidated financial position of the Person filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholder’s equity, and cash flows of such Person for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material) unless otherwise required by applicable Law. As of their respective dates, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. FFKY shall deliver to CBIN the Consolidated Reports of Condition and Income filed by FFB from the date of this Agreement through the Closing Date. FFKY shall make available at FFB’s main office a list of all of FFB’s paid-off loans, loan reductions, new loans or increases in existing loans to customers setting forth the amount of such loans, the collateral securing such loans, and any other matters or information concerning such loans as CBIN shall reasonably request.

ARTICLE 8
ADDITIONAL AGREEMENTS

8.1. Registration Statement; Proxy Statement; Shareholder Approval.  CBIN shall prepare and file the Registration Statement, of which the CBIN Proxy Statement and the FFKY Proxy Statement shall form a part, with the SEC, and use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Company Common Stock constituting the Stock Consideration upon consummation of the Share Exchange. FFKY shall furnish all information concerning it and the holders of its capital stock as Company may reasonably request in connection with such action. Subject to Section 8.8 hereof, CBIN and FFKY shall call the CBIN Shareholders’ Meeting and the FFKY Shareholders’ Meeting, respectively, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and the Plan of Share Exchange and such other related matters as deemed appropriate. In connection with the CBIN Shareholders’ Meeting and the FFKY Shareholders’ Meeting, (i) the Board of Directors of CBIN and FFKY (as applicable) shall recommend (subject to Section 8.8 hereof) to its shareholders the approval of the Share Exchange, and (ii) the Board of Directors and officers of CBIN and FFKY (as applicable) (subject to Section 8.8 hereof) shall use their reasonable efforts to obtain shareholder approval of the Share Exchange.

8.2. Exchange Listing.  Company shall use its reasonable efforts to list, prior to the Effective Time, on the NASDAQ-CM, subject to official notice of issuance, the shares of Company Common Stock to be issued to the holders of FFKY Common Stock pursuant to the Share Exchange, and CBIN shall give all notices and make all filings with the NASDAQ-CM required in connection with the transactions contemplated herein.

8.3. Filings with State Offices.  Upon the terms and subject to the conditions of this Agreement, CBIN and FFKY each agree to execute if necessary and file Articles of Share Exchange with the Secretaries of State of Indiana and Kentucky in connection with the Closing.

8.4. Applications.  As soon as practicable following the date of this Agreement, CBIN shall prepare and file, and all Parties shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. At least five days prior to each filing, CBIN shall provide FFKY and its counsel with copies of such applications. Each of the Parties shall deliver to each of the other Parties copies of all filings, correspondence and orders sent by such Party to and copies of all filings, correspondence and orders received by such Party from all Regulatory Authorities in connection with the transactions contemplated hereby as soon as practicable upon their becoming available.

8.5. Agreement as to Efforts to Consummate.  Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without being limited to, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

8.6. Investigation and Confidentiality.

(a) FFKY agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, FFKY shall afford CBIN and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time prior to the Effective Time to FFKY’s and FFKY’s Subsidiaries’ books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information relating to them as CBIN may reasonably request and, during such period, shall from time to time furnish promptly to CBIN all information concerning the business, properties and personnel of FFKY and its Subsidiaries as CBIN may reasonably request.

(b) No investigation by CBIN or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of FFKY set forth in this Agreement, or the conditions to the respective obligations of CBIN and FFKY to consummate the transactions contemplated hereby.

(c) Each Party will hold, and will cause its respective Affiliates and their respective officers, directors, employees, agents and Representatives to hold, in strict confidence, unless compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary Consents of Regulatory Authorities) or by other requirements of Law, all confidential documents and confidential or proprietary information concerning the other Party gathered from the other Party, or their respective officers, directors, employees, agents or Representatives, pursuant to this Agreement, except to the extent that such documents or information can be shown to have been (a) previously lawfully known by the Party receiving such documents or information, (b) in the public domain through no fault of such receiving Party, or (c) later acquired by the receiving Party from other sources not themselves bound by, and in breach of, a confidentiality obligation. Except as required by Law, no Party will disclose or otherwise provide any such confidential or proprietary documents or information to any other Person, except to the Party’s auditors, Representatives and other consultants and advisors who need such documents or information in connection with this Agreement and the transactions contemplated hereby, and the Parties agree to cause each of the foregoing to be subject to and bound by the confidentiality provisions hereof. CBIN, YCB and their Affiliates shall not be bound by any restrictions on confidentiality contained in this Section 8.6 from and after the Closing Date.

8.7. Press Releases.  Prior to the Closing Date, each Party shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel indicates in writing is required in order to satisfy such Party’s disclosure obligations imposed by Law or the rules of any stock exchange.

8.8. Acquisition Proposals.

(a) From and after the date of this Agreement, FFKY shall, and shall cause all FFKY Subsidiaries to, and each shall use its reasonable best efforts to cause any of its and their Representatives to, immediately cease and cause to be terminated immediately all existing activities, discussions and negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. From and after the date of this Agreement until the earlier of the Closing Date or the termination hereof and except as permitted by the following provisions, FFKY shall not, and shall cause the FFKY Subsidiaries and each of its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage the making of an Acquisition Proposal, (ii) except in accordance with Section 10.1(d) hereof, enter into any Contract or letter of intent with respect to any Acquisition Proposal (other than a confidentiality agreement entered into in accordance with the provisions of this Section 8.8(a)), (iii) other than informing Persons of the provisions contained in this Section 8.8, participate in any discussions or negotiations regarding, or furnish or disclose to any Person (other than a party to this Agreement) any non-public information with respect to FFKY or FFB in connection with any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal; provided, however, that, at any time prior to the Effective Time, in response to an unsolicited Acquisition Proposal that the Board of Directors of FFKY determines in good faith is reasonably likely to lead to a Superior Proposal, and which Acquisition Proposal was made after the date hereof and did not result from a material breach of this Section 8.8, FFKY may (i) furnish information with respect to FFKY and its Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement; provided, however, that all such information has previously been, or is, in substance, provided to CBIN contemporaneously as it is provided to such Person, and

(ii) participate in discussions or negotiations with the Person making such Acquisition Proposal, and its officers, directors, employees, Representatives and agents regarding such Acquisition Proposal.

(b) Neither the Board of Directors of FFKY nor any committee thereof shall (i) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in this clause (i) being referred to as a “FFKY Adverse Recommendation Change”) or (ii) approve or recommend, or allow FFKY or any of the FFKY Subsidiaries to execute or enter into, any Contract, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to any Acquisition Proposal (other than one or more of the confidentiality agreements referred to in Section 8.8(a) hereof). Notwithstanding the foregoing, if (x) FFKY receives an Acquisition Proposal, (y) the Board of Directors of FFKY shall have determined in good faith after consultation with outside counsel that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under applicable Law, and (z) FFKY provides written notice (a “Notice of Adverse Recommendation”) advising CBIN that the Board of Directors of FFKY has made the determination described in clause (y) above, then the Board of Directors of FFKY may take either or both of the following actions: (A) make a FFKY Adverse Recommendation Change and (B) upon termination of this Agreement in accordance with Section 10.1(d), approve and enter into a Contract relating to an Acquisition Proposal that constitutes a Superior Proposal.

(c) From and after the date of this Agreement, unless the Board of Directors of FFKY shall have determined reasonably and in good faith that taking such action is reasonably likely to result in a breach of its fiduciary duties under applicable Law, FFKY shall promptly (but in any event within twenty-four hours) advise CBIN of the receipt of any inquiries, requests, proposals or offers relating to an Acquisition Proposal, or any request for nonpublic information relating to FFKY or any of its Subsidiaries by any Person that informs FFKY or any FFKY Representative that such Person is considering making, or has made, an Acquisition Proposal. Any such notice shall be made in writing, shall indicate the material terms and conditions thereof and the identity of the other party or parties involved, and shall include a copy of any such written inquiry, request, proposal or offer. FFKY agrees that it shall keep CBIN informed on a current basis of the status and terms of any Acquisition Proposal.

(d) Nothing contained in this Section 8.8 shall prohibit FFKY from making any disclosure to FFKY shareholders if, in the good faith judgment of the Board of Directors, failure so to disclose would be reasonably likely to result in a breach of its fiduciary duties or any other obligations under applicable Law.

8.9. Employee Benefits.  Following the Closing Date, CBIN shall generally provide to employees of FFB who continue as employees of YCB following the Bank Merger, employee benefits under employee benefit and welfare plans of CBIN or CBIN Subsidiaries on terms and conditions which when taken as a whole are substantially similar to those provided and made available by CBIN or a CBIN Subsidiary at the time in question to their similarly situated officers and employees. For purposes of participation, vesting, and benefit accrual under such employee benefit plans, the service of the employees of FFKY and any FFKY Subsidiary prior to the Closing Date shall be treated as service with CBIN or a CBIN Subsidiary for purposes of participation in any such employee benefit plans of CBIN or any CBIN Subsidiary.

8.10. Affiliate Agreement.  Within five (5) business days of the date of this Agreement, (a) each FFKY and FFB director (identified on Disclosure Memorandum Schedule 1.1(e)) and (b) each of the FFKY or FFB officers (identified on Disclosure Memorandum Schedule 1.1(e)) shall execute and deliver to CBIN an Affiliate Agreement.

8.11. Director and Officer Liability Insurance.

(a) Unless CBIN determines to provide the indemnification set forth in Section 8.11(b) below, CBIN shall maintain, at no expense to the beneficiaries, and on such terms and conditions as CBIN and FFKY shall deem mutually acceptable in the good faith exercise of their reasonable judgment, in effect for six years after the Closing Date the current directors’ and officers’ liability insurance policies maintained by FFKY as described in Disclosure Memorandum Schedule 8.11 (provided that CBIN may

(i) substitute therefor policies of at least the same coverage containing terms and conditions which are, in the aggregate, no less advantageous to any beneficiary thereof or (ii) arrange for “tail” coverage for such six year period under such policies) with respect to matters existing or occurring at or prior to the Closing Date. In addition, CBIN shall maintain, at no expense to the beneficiaries, in effect for six years after the Closing Date, an additional $10,000,000 Side A difference in coverage directors’ and officers’ liability insurance policy for the benefit of FFKY directors and officers with respect to matters existing or occurring at or prior to the Closing Date, on such terms and conditions as CBIN and FFKY shall deem mutually acceptable in the good faith exercise of their reasonable judgment.

(b) In lieu of the insurance policies described in Section 8.11(a) above, CBIN may elect, for six years from and after the Effective Time, to indemnify and hold harmless each present and former director, officer and employee of FFKY (in each case, when acting in such capacity), determined as of the Effective Time (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the fullest extent permitted by law and to which such Indemnified Parties would be entitled under the FFKY Articles and Bylaws, in each case as in effect on the date hereof.

(c) This Section 8.11 shall survive the Closing Date and is intended to benefit each FFKY director and officer and shall be enforceable by each of them following the Closing Date.

8.12. Appointments to CBIN and YCB Boards of Directors.  CBIN shall take all action necessary to appoint, after consultation with FFKY and effective immediately following the Effective Time, one member of the FFKY Board to a seat as a non-management member on CBIN’s Board of Directors for a period until CBIN’s next annual meeting following the Effective Time (and shall take all action necessary to nominate such member for election to a regular term at the next annual meeting of CBIN’s Board). In addition, CBIN shall take all action necessary to appoint, after consultation with FFKY and effective immediately following the Effective Time, one member of the FFKY Board to a seat as a member on YCB’s Board of Directors for a period until YCB’s next annual meeting following the Effective Time (and shall use all reasonable efforts to arrange for such member to sit for election to a regular term at the next annual meeting of YCB’s Board). While each such person sits as a director of either CBIN or YCB, CBIN or YCB shall pay the same compensation to such director paid to the other members of the CBIN Board and YCB Board (exclusive of any stock or option awards made to members of such board before the Effective Time).

8.13. Current Information.  During the period from the date of this Agreement to the Effective Time, each of FFKY and CBIN will cause two of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of the other Party and to report the general status of the ongoing operations of FFKY and its Subsidiaries and CBIN and its Subsidiaries, respectively. Without limiting the foregoing, FFKY agrees to provide to CBIN (i) a copy of each report filed by FFKY or any of its Subsidiaries with a Governmental Body within two (2) business days following the filing thereof and (ii) by the seventh business day of each month, a copy of FFB’s statement of condition and profit and loss statement for the preceding month.

8.14. Right to Attend Monthly Board Meetings.  During the period from the date of this Agreement to the Effective Time, CBIN shall have the right to send one representative to attend any FFKY monthly board of directors meeting for observation purposes only. CBIN’s representative[s] shall be provided and have the right to review any board package for a monthly meeting while in attendance at the board meeting, but will return such board package to FFKY immediately upon the conclusion of the board meeting. Notwithstanding the foregoing, CBIN’s representative[s] shall not be permitted to observe at the board meeting, and shall not be entitled to receive at the board meeting any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any other matter respecting which FFKY’s board of directors has been advised by counsel that disclosure to CBIN may violate a confidentiality obligation or fiduciary duty or any Law, or may result in a waiver of FFKY’s attorney-client privilege.

8.15. Transition; Informational Systems Conversion.  From and after the date hereof, CBIN and FFKY shall use their commercially reasonable efforts to facilitate the integration of FFKY with the business of CBIN following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of FFKY and each FFKY Subsidiary (the “Informational Systems Conversion”) to those used or to be used by CBIN, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of FFKY and each FFKY Subsidiary; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by FFKY and each FFKY Subsidiary in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. CBIN shall promptly reimburse FFKY on request for any reasonable out-of-pocket fees, expenses or charges that FFKY may incur as a result of taking, at the request of CBIN, any action prior to the Effective Time to facilitate the Informational Systems Conversion.

8.16. Access to Customers and Suppliers.  From and after the date hereof, FFKY shall, upon CBIN’s reasonable request, introduce CBIN and its representatives to customers and suppliers of FFKY and its Subsidiaries for the purpose of facilitating the integration of FFKY and its business into that of CBIN. Any interaction between CBIN and FFKY’s customers and suppliers shall be coordinated by FFKY. FFKY shall have the right to participate in any discussions between CBIN and FFKY’s customers and suppliers.

8.17. Environmental Assessments.

(a) Upon CBIN’s request, and to the extent that FFKY or any of its Subsidiaries does not have reasonably current Phase I reports meeting the standards described below already in its possession, FFKY shall cooperate with and grant access to an environmental consulting firm selected and paid for by CBIN and reasonably acceptable to FFKY (the “Environmental Consultant”), during normal business hours (or at such other times as may be agreed to by FFKY), to any property set forth on Disclosure Memorandum Schedule 5.15, for the purpose of conducting an ASTM Phase I, as it relates to providing an environmental site assessment to determine whether any such property may be impacted by a “recognized environmental condition,” as that term is defined by ASTM. Each Phase I shall be delivered in counterpart copies to CBIN and FFKY, and will include customary language allowing both CBIN and FFKY to rely upon its findings and conclusions. The Environmental Consultant will provide a draft of any Phase I to FFKY and CBIN for review and comment prior to the finalization of such report.

(b) To the extent the final version of any Phase I identifies any “recognized environmental condition,” FFKY shall cooperate with and grant access to the Environmental Consultant, during normal business hours (or at such other times as may be agreed by FFKY), to the property covered by such Phase I for the purpose of conducting a Phase II limited site assessment paid for by CBIN, including subsurface investigation of soil, soil vapor, and groundwater, designed to further investigate and evaluate any “recognized environmental condition” identified in the Phase I.

(c) Where any Phase I identifies the presence or potential presence of radon, asbestos containing materials, mold, microbial matter, or polychlorinated biphenyls (“Non-scope Issues”), FFKY shall cooperate with and grant access to the Environmental Consultant, during normal business hours (or at such other times as may be agreed by FFKY) to the property covered by such Phase I, for the purpose of conducting surveys and sampling of indoor air and building materials designed to investigate such identified Non-scope Issue, paid for by FFKY.

(d) Any work conducted by the Environmental Consultant pursuant to subsections (b) and (c) above (“Additional Environmental Assessment”) will be pursuant to a scope of work prepared by the Environmental Consultant and reasonably acceptable to FFKY and CBIN.

(e) The reports of any Additional Environmental Assessment will be given directly to CBIN and to FFKY by the Environmental Consultant.

(f) In the event that CBIN wishes the Environmental Consultant or another qualified environmental consultant to undertake environmental assessment activities in addition to those described above, it may do so provided that (i) it obtains prior written consent from FFKY for such consultant to enter upon any properties owned or leased by FFKY or any FFKY Subsidiary (not to be unreasonably withheld, conditioned or delayed) and (ii) CBIN pays for the costs of such additional assessment activities.

8.18. Certain Litigation.  In the event that any shareholder litigation related to this Agreement or the Share Exchange and the other transactions contemplated by this Agreement, is brought, or, to FFKY’s Knowledge, threatened, against FFKY and/or the members of the board of directors of FFKY prior to the Effective Time, FFKY shall give CBIN the opportunity to participate in the defense or settlement of such litigation, and no such settlement shall be agreed to without CBIN’s prior written consent (not to be unreasonably withheld). FFKY shall promptly notify CBIN of any such shareholder litigation brought, or threatened, against FFKY and/or members of the board of directors of FFKY within one (1) business day after FFKY receives notice of any such claim or threat, and shall keep CBIN reasonably informed with respect to the status thereof.

8.19. Coordination.

(a) Prior to the Effective Time, FFKY and its Subsidiaries shall take any actions CBIN may reasonably request from time to time to better prepare the Parties for integration of the operations of FFB with YCB. Without limiting the foregoing, senior officers of FFKY and CBIN shall meet from time to time as CBIN may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of FFKY and its Subsidiaries, and FFKY shall give due consideration to CBIN’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither CBIN nor YCB shall under any circumstance be permitted, directly or indirectly, to exercise control of FFKY or any of its Subsidiaries prior to the Effective Time. Upon CBIN’s reasonable request, FFKY shall permit representatives of YCB to be onsite at FFB during FFB’s normal business hours (or as otherwise agreed to by FFKY) to facilitate integration of operations and assist with any other coordination efforts as necessary.

(b) Upon CBIN’s reasonable request, prior to the Effective Time and consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, each of FFKY and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of CBIN. In order to promote a more efficient and orderly integration of operation of FFB with YCB, from the date of execution of this Agreement and prior to the Effective Time, FFKY shall use commercially reasonable efforts to cause FFB to sell or otherwise divest itself of such investment securities and loans as are identified by CBIN and agreed to in writing between FFKY and CBIN from time to time prior to the Closing Date, such identification to include a statement as to CBIN’s business reasons for such divestitures.

(c) FFKY shall, consistent with GAAP and regulatory accounting principles, use its commercially reasonable efforts to implement at CBIN’s request internal control procedures which are consistent with CBIN’s and YCB’s current internal control procedures to allow CBIN to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act.

(d) No accrual or reserve or change in policy or procedure made by FFKY or any of its Subsidiaries pursuant to this Section 8.19 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustment shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of FFKY or its management with any such adjustments.

8.20. Holding Company Merger; Bank Merger.

(a) Immediately following the Effective Time, CBIN shall cause FFKY to be merged with and into CBIN pursuant to the Holding Company Merger in accordance with the KBCA and the IBCL, with CBIN surviving the Holding Company Merger. Following the Holding Company Merger, the separate corporate existence of FFKY shall cease.

(b) Immediately following the Holding Company Merger, CBIN shall cause FFB to be merged with and into YCB pursuant to the Bank Merger in accordance with the KBCA and the IBCL, with YCB surviving the Bank Merger as a wholly-owned subsidiary of CBIN. Following the Bank Merger, the separate corporate existence of FFB shall cease.

(c) FFKY agrees to take all reasonable actions and do all things reasonably necessary to assist CBIN with the consummation of the Holding Company Merger and the Bank Merger immediately after the consummation of the transactions contemplated by this Agreement, including without limitation, (i) causing the board of directors of FFB to adopt a resolution approving the Bank Merger and FFKY, as the sole shareholder of FFB, to approve the Bank Merger, (ii) to file or submit all notices or other documents with applicable Governmental Entities with are necessary to complete the Holding Company Merger and the Bank Merger immediately after the Effective Time, and (iii) execute and deliver any agreements reasonably required by CBIN in connection with the transactions contemplated by the Holding Company Merger and the Bank Merger.

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1. Conditions to Obligations of Each Party.  The respective obligations of each Party to perform this Agreement and consummate the Share Exchange and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.4 of this Agreement:

(a) Regulatory Approvals.  All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Contemplated Transactions shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the Contemplated Transactions shall be conditioned or restricted in a nonstandard manner (including, without limitation, requirements relating to the raising of additional capital in excess of $20,000,000 or the disposition of assets) which in the reasonable judgment of CBIN Board of Directors would so materially adversely impact the economic benefits of the Contemplated Transactions hereunder that, had such condition or requirement been known, CBIN Board of Directors would not, in its reasonable judgment, have entered into this Agreement.

(b) Consents and Approvals.  Each Party shall have obtained any and all Consents required for consummation of the Contemplated Transactions (other than those referred to in Section 9.1(a)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any such Party. No Consent so obtained which is necessary to consummate the Contemplated Transactions hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of CBIN would so materially adversely impact the economic or business benefits of the Contemplated Transactions by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(c) Legal Proceedings.  No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered by Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the Contemplated Transactions.

(d) Shareholder Approval.  The shareholders of CBIN and FFKY (as applicable) shall have approved this Agreement and the consummation of the Share Exchange, as and to the extent required by Law, the rules of any stock exchange, or by the provisions of any governing instruments (without regard to any shares which are voted pursuant to irrevocable proxies, the validity of which has been contested by the underlying owner, unless the underlying owner has given written instructions with respect to the voting of such shares in connection with this Agreement).

(e) Registration Statement.  The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of CBIN Common Stock issuable pursuant to the Share Exchange shall have been received.

(f) NASDAQ Listing.  The shares of CBIN Common Stock issuable pursuant to the Share Exchange shall have been approved for listing on the NASDAQ-CM, subject to official notice of issuance.

9.2. Conditions to Obligations of CBIN.  The obligations of CBIN to perform this Agreement and consummate the Contemplated Transactions and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by CBIN pursuant to Section 11.4(a) of this Agreement:

(a) Representations and Warranties.  For purposes of this Section 9.2(a), the accuracy of the representations and warranties of FFKY set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made immediately prior to the Closing Date (provided that representations and warranties which are confined to a specific date shall speak only as of such date). In addition, as of the Closing Date, there shall not exist inaccuracies in the representations and warranties of FFKY set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on FFKY on a consolidated basis, provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or “Knowledge” shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants.  Each and all of the agreements and covenants of FFKY to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c) Certificate.  FFKY shall have delivered to CBIN (i) a certificate, dated as of the Closing Date and signed by the chief executive officer and chief financial officer of FFKY, to the effect that the conditions of their obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FFKY’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby all in such reasonable detail as CBIN shall request.

(d) Affiliate Agreement and D&O Agreement.  Each FFKY and FFB director and the FFKY and FFB executive officers identified on Disclosure Memorandum Schedule 1.1(e) of the Company shall have executed an Affiliate Agreement and each FFKY and FFB director and officer shall have entered into the D&O Agreement.

(e) Legal Opinion.  FFKY shall have delivered to CBIN an opinion of Frost Brown Todd LLC, counsel to FFKY, dated as of the Closing Date, covering those matters set forth in Exhibit D hereto.

(f) FFKY Exercisable Stock Options.  Each holder of FFKY Exercisable Stock Options shall have entered into a Contract on terms and conditions reasonably satisfactory to CBIN to convert said Options into the Option Consideration as of the Effective Time. All other options or Rights to purchase shares of FFKY Common Stock shall have been cancelled in a manner reasonably satisfactory to CBIN.

(g) FFKY Preferred Stock.  The letter agreement, dated July 25, 2012 (as amended as of May 3, 2013) by and between EJF Capital LLC and FFKY shall be in full force and effect, without amendment, and permit redemption of the EJF Shares for the Preferred Stock Consideration as of the Effective Time as part of the Closing.

(h) Warrant.  All notices and other actions required to be provided or taken by FFKY under the FFKY Warrants with respect to the Contemplated Transactions shall have been provided or taken in a timely manner.

(i) No Material Adverse Effect.  Without intending in any manner to limit the provisions of Section 9.2(a) hereof, there shall have been no events, changes or occurrences after the date of this Agreement which have had, individually or in the aggregate, a Material Adverse Effect on FFKY or FFB.

9.3. Conditions to Obligations of FFKY.  The obligations of FFKY to perform this Agreement and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FFKY pursuant to Section 11.4(b) of this Agreement:

(a) Representations and Warranties.  For purposes of this Section 9.3(a), the accuracy of the representations and warranties of CBIN set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made immediately prior to the Closing Date (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of CBIN shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date. In addition, as of the Closing Date, there shall not exist inaccuracies in the representations and warranties of CBIN set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on CBIN; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or “Knowledge” shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants.  Each and all of the agreements and covenants of CBIN to be performed and complied with by CBIN pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c) Certificate.  CBIN shall have delivered to FFKY (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer or treasurer, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by CBIN’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby all in such reasonable detail as FFKY shall request.

(d) Legal Opinion.  CBIN shall have delivered to FFKY to an opinion of Stoll Keenon Ogden PLLC, counsel to CBIN, dated as of the Closing Date, covering those matters set forth in Exhibit E hereto.

(e) Opinion of FFKY Financial Advisor.  The Board of Directors of FFKY shall have received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion dated the same date) from Keefe, Bruyette & Woods, Inc., or Professional Bank Services, Inc., to the effect that, subject to the terms, conditions, assumptions and qualifications set forth therein, as of the date thereof, the Exchange Ratio is fair, from a financial viewpoint, to the holders of FFKY Common Stock.

(f) Consulting Agreement.  CBIN and Gregory S. Schreacke shall have entered into a consulting agreement substantially in the form of that agreement included at Disclosure Memorandum Schedule 9.3(f).

(g) No Material Adverse Effect.  Without intending to limit in any manner the provisions of Section 9.3(a) hereof, there shall have been no events, changes or occurrences after the date of this Agreement which have had, individually or in the aggregate, a Material Adverse Effect on CBIN.

ARTICLE 10
TERMINATION

10.1. Termination.  Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Share Exchange abandoned at any time:

(a) By mutual consent of CBIN and FFKY in a writing executed and approved by both CBIN and FFKY;

(b) By CBIN or FFKY (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of FFKY and Section 9.3(a) in the case of CBIN or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within the earlier of December 31, 2014 or thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Share Exchange under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of CBIN and Section 9.3(a) of this Agreement in the case of FFKY;

(c) By CBIN or FFKY (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement which breach would provide the non-terminating Party the ability to refuse to close the Share Exchange under the applicable standard set forth in Section 9.3(a) of this Agreement in the case of FFKY and Section 9.2(a) in the case of CBIN or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within the earlier of December 31, 2014 or thirty (30) days after the giving of written notice to the breaching Party of such breach;

(d) By the Board of Directors of FFKY in order to concurrently enter into a Contract respecting an Acquisition Proposal that (i) has been received by FFKY and the Board of Directors of FFKY in compliance with Section 8.8 hereof and (ii) the Board of Directors of FFKY has concluded in good faith, in consultation with its financial and legal advisors, is a Superior Proposal; provided, however, that this Agreement may be terminated by FFKY pursuant to this Section 10.1(d) only after the fifteenth calendar day following FFKY’s provision of written notice to CBIN advising CBIN that the Board of Directors is prepared to accept a Superior Proposal and setting forth the material terms and conditions of any such Superior Proposal, including the amount of consideration per share of FFKY Common Stock the shareholders of FFKY will receive (valuing any non-cash consideration at what the Board of Directors of FFKY determines in good faith, after consultation with its independent financial advisor, to be the fair value of the non-cash consideration) and only if (i) during such fifteen-calendar day period, FFKY has caused its financial and legal advisors to negotiate with CBIN in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) the Board of Directors of FFKY has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by CBIN and provided further that such termination shall not be effective until FFKY pays the Termination Fee;

(e) By CBIN if, prior to the approval of the Share Exchange at the FFKY Shareholders’ Meeting, the Board of Directors of FFKY shall have failed to make its approval recommendation of the Share Exchange or shall have effected a FFKY Adverse Recommendation Change;

(f) By CBIN or FFKY in the event any Consent of any Regulatory Authority required for consummation of the Contemplated Transactions shall have been denied by final non-appealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal; provided, however, that no Party shall be entitled to terminate the Agreement under this section if such failure to receive a Consent is due in any material respect to its failure or the failure of any of its Affiliates to comply with this Agreement;

(g) By FFKY if Consolidated Net Book Value is less than $10,000,000;

(h) By CBIN if total Criticized Assets as of the Determination Date exceed $70,000,000; or

(i) By the Board of Directors of CBIN or FFKY in the event that the Share Exchange shall not have been consummated by December 31, 2014, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any willful breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(i) (provided, however, that should the failure to consummate by that date be due to or arising out of (i) a Proceeding with respect to any Acquisition Proposal to which the Parties, or any of them, are a Party, then such date shall be extended until 45 days after the final termination or resolution of such Proceeding) and (ii) the failure to satisfy Section 9.1(a) hereof, then such date shall be extended to March 31, 2015.

10.2. Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall be deemed terminated and have no further force or effect, and, subject to Sections 10.2(b) and 10.2(c) below, neither CBIN or FFKY shall have any liability of any nature whatsoever under this Agreement, except that (i) the provisions of Section 8.7, this Section 10.2, and Article 11 of this Agreement shall survive any such termination and abandonment and (ii) if this Agreement is terminated by CBIN or FFKY pursuant to Sections 10.1(b) or (c) by reason of the willful breach of a representation, warranty or covenant herein, or the interference with satisfaction of any condition herein, then the Party eligible to terminate this Agreement shall be entitled to such remedies as are available under Law.

(b) If (i) an Acquisition Proposal respecting FFKY shall have been publicly announced and not withdrawn, (ii) thereafter this Agreement is terminated by either CBIN or FFKY pursuant to Section 10.1(d) or (e), respectively, and at the time of such termination CBIN is not in breach in any material respect of any of its representations, warranties or covenants in this Agreement and (iii) on or before June 30, 2015, FFKY or any of its Subsidiaries enters into a Contract with respect to, or consummates, any Acquisition Proposal, then FFKY shall pay the Company the Termination Fee in immediately available funds by wire-transfer to an account designated by CBIN, on or prior to the earlier of the date on which the Contract with respect to the Acquisition Proposal is executed and the date on which the Acquisition Proposal is consummated. Notwithstanding anything to the contrary contained in this Agreement, any payment of the Termination Fee pursuant to this Section 10.2(b) shall represent the sole remedy for any termination of this Agreement requiring such payment and FFKY and its Subsidiaries shall have no further liability under this Agreement.

(c) Notwithstanding anything herein to the contrary, in the event CBIN, in connection with Section 9.1(a) hereof, fails to satisfy a condition imposed by any Regulatory Authority Consent to raise additional capital in an amount equal to or less than $20,000,000, then either Party may terminate this Agreement and (within thirty (30) days of such termination), CBIN shall pay FFKY the cash sum of $500,000, which payment shall represent the sole remedy for any such termination of this Agreement and CBIN and its Subsidiaries shall have no further liability under this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1. Expenses.

(a) Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees and fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel.

(b) Nothing contained in this Section 11.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the non-breaching Party.

(c) Transactional Expenses.  FFKY has provided in Disclosure Memorandum Schedule 11.1(c) a reasonable good faith estimate of costs and fees that FFKY and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement (collectively, “FFKY Expenses”). FFKY shall use its commercially reasonable efforts to cause the aggregate amount of all FFKY Expenses to not exceed the total expenses disclosed in Disclosure Memorandum Schedule 11.1(c). FFKY shall promptly notify CBIN if or when it determines that it expects to exceed its budget for FFKY Expenses. Notwithstanding anything to the contrary in this Section 11.1(c)(b), FFKY shall not incur any investment banking, brokerage, finder’s or other similar financial advisory fees in connection with the transactions contemplated by this Agreement other than those expressly set forth in Disclosure Memorandum Schedule 11.1(c).

11.2. Entire Agreement; Benefits of Agreement.  This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the transactions contemplated hereunder and concedes and supersedes all prior arrangements or understandings with respect thereto, written or oral, between the Parties (including, without limitation, the Confidentiality Agreement and the LOI). Nothing in this Agreement expressed or implied is intended or shall be construed to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

11.3. Amendments.  To the extent permitted by Law, this Agreement may be amended, only by a subsequent writing signed by each of the Parties, upon the approval of the Board of Directors of each of CBIN and FFKY.

11.4. Waivers.

(a) Prior to or at the Closing Date, CBIN, acting through its Board of Directors or Chief Executive Officer, shall have the right to waive any Default in the performance of any term of this Agreement by FFKY, to waive or extend the time for the compliance or fulfillment by FFKY of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of CBIN under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by the chief executive officer of CBIN.

(b) Prior to or at the Closing Date, FFKY shall have the right to waive any Default in the performance of any term of this Agreement by CBIN, to waive or extend the time for the compliance or fulfillment by CBIN of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of CBIN under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.5. Assignment.  Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.6. Notices.  Any deliveries, notices or other communications required or permitted hereunder shall be deemed to have been duly made or given (i) if delivered in person, (ii) if sent by certified mail, return receipt requested, postage prepaid, (iii) if sent by a nationally recognized overnight courier or (iv) if sent by facsimile transmission, to the following addresses and numbers:

CBIN:	Community Bank Shares of Indiana, Inc. James D. Rickard President and Chief Executive Officer 101 West Spring Street New Albany, Indiana 47150 Email: jrickard@yourcommunitybank.com
Copy to Counsel for CBIN:	Stoll Keenon Ogden PLLC J. David Smith, Jr. 300 West Vine Street, Suite 2100 Lexington, Kentucky 40507 Email: david.smith@skofirm.com
FFKY:	First Financial Service Corporation Gregory S. Schreacke President 2323 Ring Road Elizabethtown, Kentucky 42701 Email: gschreacke@ffsbky.com
Copy to Counsel for FFKY:	Frost Brown Todd LLC Alan K. MacDonald 400 West Market Street, 32nd Floor Louisville, Kentucky 40202-3363 Email: amacdonald@fbtlaw.com or, as to each party, at such other address or number as may hereafter be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 11.6. All such notices, requests, demands and other communications shall be deemed to have been given (i) on the date received if personally delivered, (ii) two days following the date deposited in the mail if delivered by mail, (iii) on the date following the date sent by overnight courier if delivered by overnight courier or (iv) the date sent by facsimile.

11.7. Governing Law; Jurisdiction and Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Indiana, without regard to its principles of conflicts of law or choice of law.

(b) The parties irrevocably agree that any legal action, suit or proceedings against them, jointly or severally, with respect to the enforcement of any other matter under or arising out of or in connection with this Agreement, may be brought in the Floyd Circuit Court, State of Indiana, or the United States District Court for the Southern District of Indiana, and by execution and delivery of this Agreement, the parties hereby irrevocably accept and submit to the exclusive in personam jurisdiction of such courts generally and unconditionally with respect to any such action, suit or proceeding for themselves jointly and severally and in respect of their property. The final judgment against any of them in any action, suit or proceeding referred to herein shall be conclusive and may be enforced in any other jurisdiction within the United State of America by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of their obligations and liabilities. In addition, the parties hereby irrevocably and unconditionally waive any objection which they may now or hereafter have to laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with the enforcement of any other matter arising out or in connection with this Agreement brought in the aforesaid courts, and hereby further irrevocably and unconditionally waive and agree not to please or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or without personal jurisdiction.

(c) FFKY AND CBIN HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT EITHER MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE OBLIGATIONS EVIDENCED HEREBY, OR ANY OTHER DOCUMENT OR INSTRUMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT TO EACH OF FFKY AND CBIN IN ENTERING INTO THIS AGREEMENT.

(d) This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Any such counterpart may be delivered through facsimile transmission provided the original thereof is promptly delivered to the Parties hereto.

11.8. Captions.  The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

11.9. Interpretations.  Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

11.10. Enforcement of Agreement.  The Parties agree that time is of the essence in the performance of their respective obligations under this Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled under this Agreement.

11.11. Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.12. Rights and Remedies Cumulative.  The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by Law, Order, or otherwise.

11.13. Investigation.  No party’s access to documents and information of another Party or its Subsidiaries, or any investigation by any such Party, shall affect the right of such Party to rely on any representations and warranties of another Party made in this Agreement.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

FIRST FINANCIAL SERVICE CORPORATION

By:	Gregory S. Schreacke President and Chief Executive Officer

COMMUNITY BANK SHARES OF INDIANA, INC.

By:	James D. Rickard President and Chief Executive Officer

EXHIBIT A TO AGREEMENT AND PLAN OF SHARE EXCHANGE

PLAN OF SHARE EXCHANGE
BETWEEN
FIRST FINANCIAL SERVICE CORPORATION
AND
COMMUNITY BANK SHARES OF INDIANA, INC.

Pursuant to this Plan of Share Exchange (“Plan of Share Exchange”), all outstanding shares of common stock of First Financial Service Corporation (“FFKY”), a Kentucky corporation, shall be acquired by Community Bank Shares of Indiana, Inc. (“CBIN”), an Indiana corporation, pursuant to a statutory share exchange.

Except as otherwise provided herein, the capitalized terms set forth below shall have the meanings ascribed thereto in that certain Agreement and Plan of Share Exchange dated as of April 21, 2014 between CBIN and FFKY (the “Agreement”), of which this Plan of Share Exchange is Exhibit A.

ARTICLE 1
TRANSACTIONS AND TERMS OF SHARE EXCHANGE

1.1. Share Exchange.  Subject to the terms and conditions of this Plan of Share Exchange and the Agreement, at the Effective Time, CBIN will acquire all outstanding shares of FFKY Common Stock in accordance with the provisions of KRS 271B.11-020 of the KBCA and Indiana Code 23-1-40-2 of the IBCL, and with the effect provided in KRS 271B.11-060 of the KBCA and Indiana Code B-1-40-6 of the IBCL (the “Share Exchange”). The Share Exchange shall be consummated pursuant to the terms of this Plan of Share Exchange and the Agreement, which have been approved and adopted by the respective Boards of Directors of FFKY and CBIN.

1.2. Time and Place of Closing.  The Closing will take place at 10:00 A.M., local New Albany, Indiana time, on the date on which the Effective Time is to occur (or the immediately preceding day if the Effective Time is to be earlier than 10:00 A.M., local New Albany, Indiana time), or at such other time as the parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such place as may be mutually agreed upon by the Parties.

1.3. Effective Time.  The Share Exchange and other transactions contemplated by this Plan of Share Exchange shall become effective at the time the Articles of Shares Exchange reflecting the Share Exchange shall become effective with the Secretaries of State of Kentucky and Indiana (the “Effective Time”). Subject to the terms and conditions hereof, unless (i) otherwise mutually agreed upon in writing by the chief executive officers of each Party, (ii) this Plan of Share Exchange is terminated pursuant to Article 10 of the Agreement, or (iii) CBIN in its discretion chooses a later Closing Date and Effective Time based upon CBIN’s evaluation of the application to CBIN (if any) of Section 4.4 of the Sarbanes-Oxley Act of 2002, the Parties shall use their reasonable efforts to cause the Effective Time to occur as soon as is reasonably practicable on the date (the “Closing Date”) five (5) days following the last to occur of (a) the effective date of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Share Exchange (taking into account any requisite waiting period in respect thereto), (b) the date on which the shareholders of FFKY approve this Plan of Share Exchange, and (c) the date on which all other conditions precedent (other than those conditions which relate to actions to be taken at the Closing) to each Party’s obligations hereunder shall have been satisfied or waived (to the extent waivable by such Party).

ARTICLE 2
MANNER OF EXCHANGING SHARES

2.1. Exchange of Shares.  Subject to the provisions of this Article 2, at the Effective Time, by virtue of the Share Exchange and without any action on the part of CBIN, FFKY or the shareholders of either, the shares of the constituent Parties shall be exchanged as follows:

(a) Each share of CBIN Common Stock (and any Rights with respect to CBIN Common Stock) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time and shall be unaffected by the Share Exchange;

(b) Subject to adjustment pursuant to Section 2.1(d) below, each issued and outstanding share of FFKY Common Stock outstanding immediately prior to the Effective Time shall be converted, subject to the provisions of this Article 2, into .153 shares of CBIN Common Stock (the “Exchange Ratio”);

(c) Dissenting Shares shall not be converted pursuant to Section 2.1(b) hereof in the Share Exchange but, at and after the Effective Time, shall represent only the right to receive payment in accordance with Subtitle 13 of the KBCA. If a holder of Dissenting Shares becomes ineligible for payment under Subtitle 13 of the KBCA, then such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be exchanged in the manner set forth in Section 2.1(b) hereof effective as of the Effective Time; and

(d) (i) In the event the Consolidated Net Book Value is less than $13,000,000, the Exchange Ratio shall be reduced by the quotient obtained by dividing the Book Value Shortfall Factor by 5,139,358.

(ii) In the event the Total Special Assets Gain is less than $3,000,000, the Exchange Ratio shall be reduced by the quotient obtained by dividing the Total Special Assets Shortfall Factor by 5,139,358.

2.2. Shares Held by FFKY or CBIN.  Each of the shares of FFKY Common Stock held by FFKY, any FFKY Subsidiary, CBIN or any CBIN Subsidiary, in each case other than in fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no Common Stock Consideration shall be issued in exchange therefor.

ARTICLE 3
EXCHANGE OF SHARES

3.1. Exchange of Certificates.

(a) Exchange Agent.  As soon as practicable following the date of this Agreement and in any event not less than three days prior to dissemination of the FFKY Proxy Statement, CBIN shall appoint the Exchange Agent to act as exchange agent for payment of the Common Stock Consideration upon surrender of certificates representing FFKY Common Stock. The Exchange Agent shall also act as the agent for the FFKY shareholders for the purpose of receiving and holding their Certificates and shall obtain no rights or interests in such shares of FFKY Common Stock. Promptly following the Effective Time, CBIN shall deposit with the Exchange Agent, for the benefit of the holders of shares of FFKY Common Stock for exchange in accordance with Article 2 through the Exchange Agent, certificates representing the number of shares of CBIN Common Stock issuable pursuant to Section 2.1(b) hereof in exchange for outstanding shares of FFKY Common Stock (such shares of CBIN Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, the CBIN shall assume that there will not be any fractional shares of CBIN Common Stock issued as part of the Common Stock Consideration. CBIN shall make available to the Exchange Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 3.1(e) hereof. The Exchange Agent shall, pursuant to irrevocable instructions, deliver CBIN Common Stock contemplated to be issued pursuant to Section 2.1(b) hereof out of the Exchange Fund. The Exchange Fund may not be used for any other purpose.

(b) Exchange Procedures.  As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of FFKY Common Stock (such certificates are referred to hereinafter collectively as the “Certificates”) whose shares or options were converted into the right to receive Common Stock Consideration pursuant to Section 2.1(b) hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as CBIN may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for such Person’s portion of the Common Stock Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by CBIN, together with such letter of transmittal, duly completed and executed, and such other documents as may reasonably be required by the Exchange Agent, the Exchange Agent shall effect delivery within five (5) business days to the holder of such Certificate, in exchange therefor, the amount of cash, if any, and the number of whole shares of CBIN Common Stock, if any, into which the aggregate number of shares of FFKY Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.1(b) hereof, and the Certificate so surrendered shall forthwith be canceled. Thereafter, each such holder who received any CBIN Common Stock shall be treated as a holder of CBIN Common Stock for all purposes under the IBCL and the CBIN’s Articles of Incorporation and Bylaws, in each case as amended. In the event of a transfer of ownership of FFKY Common Stock that is not registered in the transfer records of FFKY, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of CBIN that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.1(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the portion of the Consideration into which the shares of FFKY Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.1(b) hereof. No interest shall be paid or accrued on any cash or stock payable upon surrender of any Certificate.

(c) Distributions With Respect to Unexchanged Shares.  No dividends or other distributions with respect to CBIN Common Stock with a record date on or after the Effective Time shall be paid to the holder of any Certificate formerly representing FFKY Common Stock with respect to the shares of FFKY Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.1(e) hereof, until the surrender of such Certificate in accordance with this Article 3. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate entitled to whole shares of CBIN Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of CBIN Common Stock to which such holder is entitled pursuant to Section 3.1(e) hereof and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of CBIN Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of CBIN Common Stock.

(d) No Further Ownership Rights in FFKY Common Stock.  The Common Stock Consideration paid and/or issued in accordance with the terms of this Article 3 upon conversion of any shares of FFKY Common Stock shall be deemed to have been paid and/or issued in full satisfaction of all rights pertaining to such shares of FFKY Common Stock and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the shares of FFKY Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of FFKY Common Stock are presented to the FFKY or the Exchange Agent (or Option Agreements are presented to the FFKY or CBIN) for any reason, they shall be canceled and exchanged as provided in this Article 3.

(e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of CBIN Common Stock shall be issued upon the conversion of FFKY Common Stock pursuant to Section 3.1(a), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of CBIN Common Stock. For purposes of this Section 3.1(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to three decimal places.

(ii) In lieu of any such fractional shares, each holder of FFKY Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of CBIN Common Stock to which such holder is entitled under Section 2.1(b) (or would be entitled but for this Section 3.1(e)) and (B) $22.33.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of FFKY Common Stock on the date that is six months after the Effective Time shall be delivered to CBIN, upon demand, and any holder of FFKY Common Stock who has not theretofore complied with this Article 3 shall thereafter look only to CBIN for payment of its claim for a portion of the Consideration (including any cash in lieu of fractional shares of CBIN Common Stock to which such Person is entitled pursuant to Section 3.1(e)) and any applicable dividends or distributions with respect to any CBIN Common Stock constituting Consideration as provided in Section 3.1(c), in each case, without any interest thereon.

(g) No Liability.  None of FFKY, CBIN or the Exchange Agent shall be liable to any Person in respect of any shares of CBIN Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Body), any such cash, shares, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of CBIN, free and clear of all claims or interest of any person previously entitled thereto.

(h) Investment of Exchange Fund.  The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by CBIN, in direct obligations of the U.S. Treasury (or money market funds backed or secured by obligations of the U.S. Treasury) or otherwise with the consent of FFKY (which consent shall not be unreasonably withheld, conditioned or delayed), on a daily basis. Any interest and other income resulting from such investments shall be paid to CBIN.

(i) Withholding Rights.  CBIN and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of FFKY Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, CBIN will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of FFKY Common Stock, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

(j) Income Tax Treatment.  It is intended by the Parties that the Share Exchange qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to any revision to the structure of the transaction as provided under Section 2.4 hereof, the Parties hereto hereby adopt this Plan of Share Exchange as a “plan of reorganization” within the meanings of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Treasury Regulations promulgated under the Code.

ARTICLE 4
MISCELLANEOUS

4.1. Conditions Precedent.  Consummation of the Share Exchange shall be conditioned on the satisfaction of or waiver by CBIN of the conditions precedent to the Share Exchange set forth in Sections 9.1 and 9.2 of the Agreement. Consummation of the Share Exchange by FFKY shall be conditioned on the satisfaction, or waiver by FFKY, of the conditions precedent to the Share Exchange set forth in Sections 9.1 and 9.3 of the Agreement.

4.2. Termination.  This Plan of Share Exchange may be terminated at any time prior to the Effective Time by the Parties as provided in Article 10 of the Agreement.

4.3. Amendments.  To the extent permitted by Law, this Plan of Share Exchange may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of the Agreement and this Plan of Share Exchange has been obtained; provided, that after any such approval by the holders of FFKY Common Stock, there shall be made no amendment that modifies in any material respect the consideration to be received by the FFKY shareholders.

4.4. Assignment.  Except as expressly contemplated hereby, neither this Plan of Share Exchange nor the Agreement, nor any of the rights, interests, or obligations hereunder or thereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, the Agreement and this Plan of Share Exchange will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and assigns.

4.5. Governing.  This Plan of Share Exchange shall be governed by and construed in accordance with the Laws of the State of Indiana, without regard to any applicable conflicts of Laws.

4.6. Captions.  The captions contained in this Plan of Share Exchange are for reference purposes only and are not part of this Plan of Share Exchange

FIRST MODIFICATION TO AGREEMENT AND PLAN OF SHARE EXCHANGE

THIS FIRST MODIFICATION TO AGREEMENT AND PLAN OF SHARE EXCHANGE (the “Modification”) is made and entered into as of the 25th day of September, 2014, by and among (i) FIRST FINANCIAL SERVICE CORPORATION, a Kentucky corporation with its principal executive offices located at 2323 Ring Road, Elizabethtown, Kentucky 42701 (“FFKY”) and (ii) COMMUNITY BANK SHARES OF INDIANA, INC., an Indiana corporation with its principal executive offices located at 101 West Spring Street, New Albany, Indiana 47150 (“CBIN”).

RECITALS

A. FFKY and CBIN entered into an Agreement and Plan of Share Exchange dated as of April 21, 2014 (the “Agreement”), which provides for the acquisition of FFKY by CBIN pursuant to a statutory share exchange. At the effective time of the share exchange the outstanding shares of common stock of FFKY shall be converted into the right to receive CBIN Common Stock, all as described in the Agreement. The transactions described in the Agreement are subject to the approvals of the Federal Reserve Board, the Indiana Department of Financial Institutions and other applicable federal and state regulatory authorities, and the satisfaction of certain other conditions described in the Agreement.

B. The Agreement requires CBIN to appoint Registrar and Transfer Company to act as exchange agent for payment of the Common Stock Consideration (as defined in the Agreement) upon surrender of certificates representing FFKY common stock and to handle other duties in connection with the statutory share exchange.

C. Subsequent to the date of the Agreement, Computershare Limited acquired Registrar and Transfer Company. As a result of the acquisition of Registrar and Transfer Company, CBIN decided to change its transfer agent to Broadridge Financial Solutions, Inc. (“Broadridge”). CBIN now desires to appoint Broadridge or an affiliate thereof as the exchange agent under the Agreement. FFKY is agreeable to the appointment.

NOW THEREFORE, in consideration of the premises and the mutual and dependent covenants and undertakings contained in this Modification, and for other good and valuable consideration, the mutuality, receipt and sufficiency of which is hereby acknowledged, the parties agree as follows.

1. Recitals.  The Recitals set forth above are true and correct and are made a part hereof.

2. Modification of Definition of “Exchange Agent”.  CBIN and FFKY agree that each reference to “Exchange Agent” contained in the Agreement is hereafter deemed to be a reference to Broadridge Financial Solutions, Inc. or an affiliate thereof who specifically handles exchange agent matters.

3. Ratification.  CBIN and FFKY hereby ratify and reaffirm all of the terms, conditions and provisions of the Agreement and other documents related thereto, except as amended herein, and agree that same shall remain in full force and effect.

4. Counterparts.  This Modification may be executed in any number of counterparts, each of which when so executed shall be deemed an original and it shall not be necessary in making proof of this Modification to produce or account for more than one such counterpart.

5. Governing Law and Jurisdiction.  This Modification and all matters relating thereto shall be governed by and construed and interpreted in accordance with the laws of the Commonwealth of Kentucky.

IN WITNESS WHEREOF, each of the parties has caused this Modification to be duly executed on its behalf as of the day and year first above written.

FIRST FINANCIAL SERVICE CORPORATION

By:	Gregory S. Schreacke President and Chief Executive Officer

COMMUNITY BANK SHARES OF INDIANA, INC.

By:	Paul A. Chrisco Executive Vice President & Chief Financial Officer

APPENDIX B

FULL TEXT OF
SUBTITLE 13 OF THE KENTUCKY BUSINESS CORPORATION ACT

Right To Dissent and obtain payment For Shares

§271B.13-010. Definitions for subtitle.

As used in this subtitle:

(1) “Corporation” means the issuer of the shares held by a dissenter, except that in the case of a merger where the issuing corporation is not the surviving corporation, then, after consummation of the merger, “corporation” shall mean the surviving corporation.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2), “fair value” shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

§271B.13-020. Right to dissent.

(1) A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If shareholder approval is required for the merger by KRS 271B.11-030 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(d) Consummation of a plan of conversion of the corporation into a limited liability company or statutory trust;

(e) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

4. Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share so created is to be acquired for cash under KRS 271B.6-040;

(f) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

(g) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§271B.13-030. Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (1) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a) He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

Procedure for Exercise of Dissenters’ Rights

§271B.13-200. Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders’ meeting upon request of that shareholder.

(2) If corporate action creating dissenters’ rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in KRS 271B.13-220.

§271B.13-210. Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Shall not vote his shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his shares under this chapter.

§271B.13-220. Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

(2) The dissenters’ notice shall be sent no later than ten (10) days after the date the proposed corporate action was authorized by the shareholders, or, if no shareholder authorization was obtained, by the board of directors, and shall:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty (60) days after the date the notice provided in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this subtitle.

§271B.13-230. Duty to demand payment.

(1) A shareholder who is sent a dissenters’ notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, shall not be entitled to payment for his shares under this subtitle.

§271B.13-240. Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

§271B.13-250. Payment.

(1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(2) The payment shall be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated; and

(d) A statement of the dissenter’s right to demand payment under KRS 271B.13-280.

§271B.13-260. Failure to take action.

(1) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under KRS 271B.13-220 and repeat the payment demand procedure.

§271B.13-270. After-acquired shares.

(1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under KRS 271B.13-280.

§271B.13-280. Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation’s offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

(a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(2) A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

Judicial Appraisal of Shares

§271B.13-300. Court action.

(1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the Circuit Court of the county where a corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding shall be entitled to judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

§271B.13-310. Court costs and counsel fees.

(1) The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C

INDEX TO FINANCIAL STATEMENTS OF
FIRST FINANCIAL SERVICE CORPORATION AND SUBSIDIARIES

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Balance Sheets
(Unaudited)

(Dollars in thousands, except per share data)	June 30, 2014	December 31, 2013
ASSETS:
Cash and due from banks	$16,995	$13,476
Interest bearing deposits	65,541	52,512
Total cash and cash equivalents	82,536	65,988
Securities available-for-sale	212,231	269,282
Loans held for sale	1,313	470
Loans, net of unearned fees	455,369	466,862
Allowance for loan losses	(9,538)	(9,576)
Net loans	445,831	457,286
Federal Home Loan Bank stock	4,080	4,430
Cash surrender value of life insurance	10,606	10,428
Premises and equipment, net	23,307	23,773
Real estate owned:
Acquired through foreclosure, net of valuation allowance of $1,039 Jun (2014) and $581 Dec (2013)	11,243	11,657
Bank lots	1,446	1,469
Other repossessed assets	5	37
Accrued interest receivable	1,752	2,224
Accrued income taxes	3	2,907
Low-income housing investments	6,834	6,965
Other assets	1,134	1,701
TOTAL ASSETS	$802,321	$858,617
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
Non-interest bearing	$89,196	$78,480
Interest bearing	634,427	705,007
Total deposits	723,623	783,487
Advances from Federal Home Loan Bank	12,320	12,389
Subordinated debentures	18,000	18,000
Accrued interest payable	5,160	4,574
Accrued senior preferred dividend	4,257	3,380
Accounts payable and other liabilities	4,087	3,968
TOTAL LIABILITIES	767,447	825,798
Commitments and contingent liabilities	—	—
STOCKHOLDERS' EQUITY:
Serial preferred stock, $1 par value per share; authorized 5,000,000 shares; issued and outstanding, 20,000 shares with a liquidation preference of $24.3 million June (2014), and $23.5 million Dec (2013)	20,000	19,997
Common stock, $1 par value per share; authorized 35,000,000 shares; issued and outstanding, 5,145,356 shares June (2014), and 4,870,887 shares Dec (2013)	5,145	4,871
Additional paid-in capital	36,978	36,230
Accumulated deficit	(20,661)	(17,711)
Accumulated other comprehensive loss	(6,588)	(10,568)
TOTAL STOCKHOLDERS' EQUITY	34,874	32,819
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$802,321	$858,617

See notes to the unaudited consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Operations
(Unaudited)

(Amounts in thousands, except per share data)	Six Months Ended June 30,
	2014	2013
Interest Income:
Loans, including fees	$11,380	$13,421
Taxable securities	2,769	3,198
Tax exempt securities	64	132
Total interest income	14,213	16,751
Interest Expense:
Deposits	2,416	3,910
Federal Home Loan Bank advances	275	264
Subordinated debentures	592	682
Total interest expense	3,283	4,856
Net interest income	10,930	11,895
Provision for loan losses	100	(825)
Net interest income after provision for loan losses	10,830	12,720
Non-interest Income:
Customer service fees on deposit accounts	2,600	2,498
Gain on sale of mortgage loans	160	588
Gain on sale of investments	532	843
Loss on sale of investments	(567)	(616)
Loss on sale and write downs on real estate acquired through foreclosure	(501)	(1,592)
Gain on sale on real estate acquired through foreclosure	30	207
Other income	1,033	1,212
Total non-interest income	3,287	3,140
Non-interest Expense:
Employee compensation and benefits	7,735	7,550
Office occupancy expense and equipment	1,389	1,398
Outside services and data processing	1,917	1,804
Bank franchise tax	594	630
FDIC insurance premiums	920	1,194
Real estate acquired through foreclosure expense	776	818
Loan expense	565	607
Other expense	3,258	2,862
Total non-interest expense	17,154	16,863
Income (loss) before income taxes	(3,037)	(1,003)
Income tax expense (benefit)	(967)	1
Net Income (Loss)	(2,070)	(1,004)
Less:
Dividends on preferred stock	(877)	(500)
Accretion on preferred stock	(3)	(27)
Net income (loss) attributable to common shareholders	$(2,950)	$(1,531)
Shares applicable to basic income (loss) per common share	4,931,837	4,797,259
Basic income (loss) per common share	$(0.60)	$(0.32)
Shares applicable to diluted income (loss) per common share	4,931,837	4,797,259
Diluted income (loss) per common share	$(0.60)	$(0.32)
Cash dividends declared per common share	$—	$—

See notes to the unaudited consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Comprehensive Income/(Loss)
(Unaudited)

(Dollars in thousands)	Six Months Ended June 30,
	2014	2013
Net Income/(Loss)	$(2,070)	$(1,004)
Other comprehensive income (loss):
Change in unrealized gain (loss) on securities available-for-sale	4,913	(8,328)
Reclassification of realized amount on securities available-for-sale losses (gains)	35	(227)
Net unrealized gain (loss) recognized in comprehensive income	4,948	(8,555)
Tax effect	(968)	—
Total other comphrehensive income (loss)	3,980	(8,555)
Comprehensive Income/(Loss)	$1,910	$(9,559)

See notes to the unaudited consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Changes in Stockholders' Equity
Six Months Ended June 30, 2014
(Dollars In Thousands, Except Per Share Amounts)
(Unaudited)

	Shares	Preferred	Amount		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total
	Common		Preferred	Common
Balance, January 1, 2014	20,000	4,870,887	$19,997	$4,871	$36,230	$(17,711)	$(10,568)	$32,819
Net loss	—	—	—	—	—	(2,070)	—	(2,070)
Stock issued for stock options exercised and employee benefit plans	—	11,756	—	12	21	—	—	33
Issuance of restricted shares	—	262,713	—	262	(262)	—	—	—
Stock-based compensation expense	—	—	—	989	—	—	989
Total other comprehensive income (loss)	—	—	—	—	—	—	3,980	3,980
Dividends on preferred stock	—	—	—	—	—	(877)	—	(877)
Accretion of preferred stock discount	—	—	3	—	—	(3)	—	—
Balance, June 30, 2014	20,000	5,145,356	$20,000	$5,145	$36,978	$(20,661)	$(6,588)	$34,874

See notes to the unaudited consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Cash Flows
(Dollars In Thousands)
(Unaudited)

	Six Months Ended June 30,
	2014	2013
Operating Activities:
Net (loss)	$(2,070)	$(1,004)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Provision for loan losses	100	(825)
Depreciation on premises and equipment	660	746
Change in real estate acquired through foreclosure valuation allowance	458	221
Loss on low-income housing investments	131	264
Net amortization (accretion) available-for-sale	1,048	3,898
Loss on sale of investments available-for-sale	567	616
Gain on sale of investments available-for-sale	(532)	(843)
Gain on sale of mortgage loans	(160)	(588)
Gain on sale of real estate acquired through foreclosure	(30)	(207)
Loss on sale of real estate acquired through foreclosure	2	—
Write-downs on real estate acquired through foreclosure	499	1,270
Origination of loans held for sale	(10,925)	(34,589)
Proceeds on sale of loans held for sale	10,242	35,469
Stock-based compensation expense	989	260
Changes in:
Cash surrender value of life insurance	(178)	(184)
Interest receivable	472	300
Other assets	654	179
Interest payable	675	677
Accrued income tax	2,904	21
Accounts payable and other liabilities	(938)	362
Net cash from operating activities	4,568	6,043
Investing Activities:
Sales of securities available-for-sale	73,081	101,056
Purchases of securities available-for-sale	(26,546)	(92,922)
Maturities of securities available-for-sale	14,381	24,639
Net change in loans	10,274	31,802
Redemption of Federal Home Loan Bank stock	350	375
Investment in low-income housing projects	—	(24)
Net purchases of premises and equipment	(171)	(440)
Proceeds from sales of real estate acquired through foreclosure	511	8,577
Net cash from investing activities	71,880	73,063

See notes to the unaudited consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Cash Flows
(Dollars In Thousands)
(Unaudited)

	Six Months Ended June 30,
	2014	2013
Financing Activities
Net change in deposits	(59,864)	(124,243)
Advance from Federal Home Loan Bank	—	10,000
Repayments to Federal Home Loan Bank	(69)	(70)
Issuance of common stock for employee benefit plans and exercise of stock options	33	29
Net cash from financing activities	(59,900)	(114,284)
Increase (decrease) in cash and cash equivalents	16,548	(35,178)
Cash and cash equivalents, beginning of period	65,988	63,103
Cash and cash equivalents, end of period	$82,536	$27,925
Supplemental disclosures Cash Paid (Received) for:
Interest expense	$2,697	$4,179
Income taxes	$(2,902)	$(19)
Supplemental noncash disclosures:
Transfers from loans to real estate acquired through foreclosure and repossessed assets	$1,081	$2,036
Loans to facilitate sales of real estate owned and repossessed assets	$—	$82
Dividends accrued not paid on preferred stock	$877	$500

See notes to the unaudited consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying unaudited consolidated financial statements include the accounts of First Financial Service Corporation (the “Corporation”) and its wholly owned subsidiary, First Federal Savings Bank (the “Bank”). First Federal Savings Bank has two wholly owned subsidiaries, First Service Corporation of Elizabethtown and Heritage Properties, LLC. Unless the text clearly suggests otherwise, references to “us,” “we,” or “our” include First Financial Service Corporation and its wholly owned subsidiary, collectively referred to as the “Company”. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the quarter and six months ended June 30, 2014 are not necessarily indicative of the results that may occur for the year ending December 31, 2014. For further information, refer to the consolidated financial statements and footnotes thereto included in the Corporation’s annual report on Form 10-K for the period ended December 31, 2013.

Reclassifications — Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year operations or stockholders’ equity.

Adoption of New Accounting Standards — In January 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-01, Accounting for Investments in Qualified Affordable Housing Projects (ASU 2014-01). ASU 2014-01 permits reporting entities to make an accounting policy election to account for investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense. This new guidance also requires new disclosures for all investors in these projects. ASU 2014-01 is effective for interim and annual reporting periods beginning after December 15, 2014. Upon adoption, the guidance must be applied retrospectively to all periods presented. However, entities that use the effective yield method to account for investments in these projects before adoption may continue to do so for these pre-existing investments. The adoption of ASU 2014-01 is not expected to have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncement — In January 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-01, Accounting for Investments in Qualified Affordable Housing Projects (ASU 2014-01). ASU 2014-01 permits reporting entities to make an accounting policy election to account for investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense. This new guidance also requires new disclosures for all investors in these projects. ASU 2014-01 is effective for interim and annual reporting periods beginning after December 15, 2014. Upon adoption, the guidance must be applied retrospectively to all periods presented. However, entities that use the effective yield method to account for investments in these projects before adoption may continue to do so for these pre-existing investments. The adoption of ASU 2014-01 is not expected to have a material impact on the consolidated financial statements.

In January 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-04, Receivables — Troubled Debt Restructurings by Creditors (Subtopic 310-40) — Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (ASU 2014-04).

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

ASU 2014-04 provides clarification when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be removed from the balance sheet and other real estate owned recognized. These amendments clarify that when an in-substance foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan upon either: (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure, or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. ASU 2014-04 is effective for interim and annual reporting periods beginning after Dec 15, 2014. Early adoption is permitted. The adoption of ASU 2014-04 is not expected to have a material impact on the consolidated financial statements.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue From Contracts With Customers (ASU 2014-09). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016. Management is currently evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In June 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-12 Compensation — Stock Compensation (Topic 718) — Accounting for Share Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (ASU 2014-12). ASU 2014-12 requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015. The amendments can be applied prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented and to all new or modified awards thereafter. Early adoption is permitted. The adoption of ASU 2014-12 is not expected to have a material impact on the consolidated financial statements.

2. REGULATORY MATTERS

Since January 2011, the Bank has operated under Consent Orders with the Federal Deposit Insurance Corporation (“FDIC”) and the Kentucky Department of Financial Institutions (“KDFI”). The initial Consent Order required the Bank to achieve a total capital to risk-weighted assets ratio of 12% and a Tier 1 capital to average total assets ratio of 9%. It also prohibited the Bank from declaring dividends without the prior written approval of the FDIC and KDFI and has required the Bank to develop and implement plans to reduce its level of non-performing assets and concentrations of credit in commercial real estate loans, maintain adequate reserves for loan and lease losses, implement procedures to ensure compliance with applicable laws, and take certain other actions. When the Bank entered into a new Consent Order with the FDIC and KDFI in March 2012, it agreed that should it be unable to reach the required capital levels by June 30, 2012, and if directed in writing by the FDIC, then within 30 days the Bank would develop, adopt and implement a written plan to sell or merge itself into another federally insured financial institution. To date, the Bank has not received such a written direction. The latest Consent Order also includes the same substantive provisions as the initial Consent Order and requires the Bank to continue to adhere to the plans implemented in response to the initial Consent Order.

Copies of the Consent Orders are included as exhibits to our Form 8-K filed on January 27, 2011 and our 2011 Annual Report on Form 10-K filed March 30, 2012.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2. REGULATORY MATTERS  – (continued)

In April 2011, the Corporation entered into a formal agreement with the Federal Reserve Bank of St. Louis, which requires the Corporation to obtain regulatory approval before declaring any dividends and to take steps to ensure the Bank complies with the Consent Order. We also may not redeem shares or obtain additional borrowings without prior approval.

The Consent Order and the formal agreement will remain in effect until modified or terminated by the FDIC, KDFI and Federal Reserve Bank of St. Louis.

At June 30, 2014, the Bank’s Tier 1 capital ratio was 8.46% and the total risk-based capital ratio was 14.93% compared to the minimum 9.00% and 12.00% capital ratios required by the Consent Order. Our comparable ratios at December 31, 2013 were 7.96% and 13.48%, respectively. For the seventh consecutive quarter, we have achieved and maintained the required total risk-based capital ratio. Our Tier 1 capital ratio also improved, but has yet to reach the Consent Order minimum. We continue to evaluate strategies to achieve and maintain the Tier 1 capital ratio as well as to comply with all of the other terms of the Consent Order.

The Bank is currently designated as a “troubled institution,” which status prohibits the Bank from accepting, renewing or rolling over brokered deposits and restricts the amount of interest the Bank may pay on deposits. Unless the Bank is granted a waiver because it resides in a market that the FDIC determines is a high rate market, the Bank is limited to paying deposit interest rates .75% above the average rates computed by the FDIC. The Bank has elected not to pursue such a waiver and to adhere to the average rates computed by the FDIC plus the .75% rate cap. Brokered deposits were $22.7 million at June 30, 2014, decreasing by $4.6 million from $27.3 million at December 31, 2013.

Bank regulatory agencies have discretion when an institution does not meet the terms of a regulatory order. The agencies may initiate changes in management, issue mandatory directives, impose monetary penalties or refrain from formal sanctions, depending on individual circumstances. Any material failure to comply with our regulatory orders would likely result in more stringent enforcement actions by the bank regulatory agencies, which could damage our reputation and have a material adverse effect on our business.

On April 21, 2014, we entered into an Agreement and Plan of Share Exchange (the “Agreement”) with Community Bank Shares of Indiana, Inc. (“CBIN”), whereby CBIN will acquire all of the outstanding shares of our common stock pursuant to a statutory share exchange (the “Share Exchange”). It is anticipated that immediately following the Share Exchange, the Corporation will merge into CBIN and the Bank will merge into Your Community Bank, an Indiana chartered commercial bank and wholly owned subsidiary of CBIN (with Your Community Bank as the surviving bank).

The consummation of the Share Exchange is subject to various customary conditions, including receipt of the requisite regulatory approvals and the approval by the shareholders of the Corporation and of CBIN. The parties anticipate completing the Share Exchange in the fourth quarter of 2014. See “Proposed Share Exchange” in the Management’s Discussion and Analysis section of this 10-Q for additional information.

Our plans for 2014 include the following:

•	Continuing to work towards the completion of the merger and Share Exchange with CBIN.
•	Continuing to address all requirements of our Consent Order and formal agreement.
•	Continuing to serve our community banking customers and operate the Corporation and the Bank in a safe and sound manner. We have worked diligently to maintain the strength of our retail and deposit franchise.
•	Continuing to reduce expenses and improve our ability to operate in a profitable manner.
•	Continuing to reduce our lending concentration in commercial real estate through expected maturities and repayments.
•	Accelerating our efforts to dispose of problem assets.
•	Continuing to reduce our inventory of other real estate owned properties.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. SECURITIES

The amortized cost basis and fair values of securities are as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:
June 30, 2014:
Government-sponsored collateralized mortgage obligations	$86,661	$140	$(1,904)	$84,897
Government-sponsored mortgage-backed residential	83,117	34	(1,631)	81,520
Asset backed-collateralized loan obligations	14,848	33	(422)	14,459
Corporate bonds	12,726	213	(15)	12,924
State and municipal	8,841	476	(8)	9,309
U.S. Government-sponsored agencies	6,035	1	(4)	6,032
Commercial mortgage backed	3,065	25	—	3,090
Total	$215,293	$922	$(3,984)	$212,231
Securities available-for-sale:
December 31, 2013:
Government-sponsored collateralized mortgage obligations	$104,390	$86	$(3,660)	$100,816
Government-sponsored mortgage-backed residential	78,204	4	(3,884)	74,324
Corporate bonds	43,818	208	(328)	43,698
Asset backed-collateralized loan obligations	35,113	—	(635)	34,478
State and municipal	11,670	264	(11)	11,923
Commercial mortgage backed	4,097	—	(54)	4,043
Total	$277,292	$562	$(8,572)	$269,282

The amortized cost and fair value of securities at June 30, 2014, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$855	$855
Due after one year through five years	14,556	14,737
Due after five years through ten years	5,796	5,853
Due after ten years	6,395	6,820
Investment securities with no single maturity date:
Government-sponsored collateralized mortgage obligations	86,661	84,897
Government-sponsored mortgage-backed residential	83,117	81,520
Asset backed-collateralized loan obligations	14,848	14,459
Commercial mortgage backed	3,065	3,090
	$215,293	$212,231

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. SECURITIES  – (continued)

The following schedule shows the proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales:

	Six Months Ended June 30,
(Dollars in thousands)	2014	2013
Proceeds from sales	$73,081	$101,056
Gross realized gains	532	843
Gross realized losses	567	616

Investment securities pledged to secure public deposits and Federal Home Loan Bank (FHLB) advances had an amortized cost of $150.3 million and fair value of $147.4 million at June 30, 2014 and a $193.0 million amortized cost and fair value of $185.8 million at December 31, 2013.

Securities with unrealized losses at June 30, 2014 and December 31, 2013 aggregated by major security type and length of time in a continuous unrealized loss position are as follows:

	Less than 12 Months		12 Months or More		Total
June 30, 2014 Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government-sponsored collateralized mortgage obligations	$32,298	$(259)	$37,444	$(1,645)	$69,742	$(1,904)
Government-sponsored mortgage-backed residential	8,037	(26)	67,217	(1,605)	75,254	(1,631)
Asset backed-collateralized loan obligations	13,571	(422)	—	—	13,571	(422)
Corporate bonds	2,005	(15)	—	—	2,005	(15)
State and municipal	307	(1)	513	(7)	820	(8)
U.S. Government-sponsored agencies	5,048	(4)	—	—	5,048	(4)
Total temporarily impaired	$61,266	$(727)	$105,174	$(3,257)	$166,440	$(3,984)

	Less than 12 Months		12 Months or More		Total
December 31, 2013 Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government-sponsored collateralized mortgage obligations	$59,168	$(2,119)	$20,560	$(1,541)	$79,728	$(3,660)
Government-sponsored mortgage-backed residential	59,971	(2,864)	13,215	(1,020)	73,186	(3,884)
Corporate bonds	17,578	(328)	—	—	17,578	(328)
Asset backed-collateralized loan obligations	34,478	(635)	—	—	34,478	(635)
State and municipal	1,865	(11)	—	—	1,865	(11)
Commercial mortgage backed	4,043	(54)	—	—	4,043	(54)
Total temporarily impaired	$177,103	$(6,011)	$33,775	$(2,561)	$210,878	$(8,572)

We evaluate investment securities with significant declines in fair value on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation, to determine whether they should be considered other-than-temporarily impaired under current accounting guidance, which generally provides that if a security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the securities must assess whether the impairment is other-than-temporary.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3. SECURITIES  – (continued)

In conducting this assessment, the Bank evaluates a number of factors including, but not limited to:

•	The length of time and the extent to which fair value has been less than the amortized cost basis;
•	The Bank’s intent to hold until maturity or sell the debt security prior to maturity;
•	An analysis of whether it is more likely than not that the Bank will be required to sell the debt security before its anticipated recovery;
•	Adverse conditions specifically related to the security, an industry, or a geographic area;
•	The historical and implied volatility of the fair value of the security;
•	The payment structure of the security and the likelihood of the issuer being able to make payments;
•	Failure of the issuer to make scheduled interest or principal payments;
•	Any rating changes by a rating agency; and
•	Recoveries or additional decline in fair value subsequent to the balance sheet date.

Accounting guidance requires entities to split other than temporary impairment charges between credit losses (i.e., the loss based on the entity’s estimate of the decrease in cash flows, including those that result from expected voluntary prepayments), which are charged to earnings, and the remainder of the impairment charge (non-credit component) to accumulated other comprehensive income. This requirement pertains to both debt securities held to maturity and debt securities available for sale.

The unrealized losses on our investment securities were a result of changes in interest rates for fixed-rate securities where the interest rate received is less than the current rate available for new offerings of similar securities. Mortgage backed securities held in our investment portfolio were issued by U.S. government-sponsored entities and agencies, primarily Freddie Mac (“FHLMC”) and Fannie Mae (“FNMA”), institutions that the government has affirmed its commitment to support. Because the decline in market value on our investment securities is attributable to changes in interest rates and not credit quality, and because we do not intend to sell and it is more likely than not that we will not be required to sell these investments until recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at June 30, 2014.

At June 30, 2014, we own five collateralized loan obligation (“CLO”) securities subject to the Volcker Rule, with an amortized cost of $14.8 million and a net unrealized loss of $389,000. Absent changes to the Volcker Rule, we would be required to dispose of these securities before July 2017. We believe the unrealized loss reflected results not from credit risk but from interest rate changes and to the uncertainty created by the Volcker Rule. In the first quarter of 2014, we sold four of our CLOs and in the second quarter of 2014 we recorded partial sales on three of our CLOs to confirm their marketability and evaluate our assessment about their market values. We recorded a loss of $286,000 on these sales.

4. LOANS

Loans are summarized as follows:

(Dollars in thousands)	June 30, 2014	December 31, 2013
Commercial Real Estate:
Other	$249,727	$257,901
Land Development	16,636	20,476
Building Lots	1,480	1,559
Residential mortgage	98,566	99,344
Consumer and home equity	51,473	54,010

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

(Dollars in thousands)	June 30, 2014	December 31, 2013
Commercial	24,479	20,621
Indirect consumer	13,075	13,041
	455,436	466,952
Less:
Net deferred loan origination fees	(67)	(90)
Allowance for loan losses	(9,538)	(9,576)
	(9,605)	(9,666)
Net Loans	$445,831	$457,286

The following tables present the activity in the allowance for loan losses by portfolio segment for the six months ending June 30, 2014 and 2013:

Six Months Ended June 30, 2014 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Beginning Balance	$540	$8,358	$292	$309	$77	$9,576
Provision for loan losses	38	120	—	(20)	(38)	100
Charge-offs	—	(302)	(19)	(24)	(44)	(389)
Recoveries	34	112	15	31	59	251
Total ending allowance balance	$612	$8,288	$288	$296	$54	$9,538

Six Months Ended June 30, 2013 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Beginning Balance	$1,236	$14,815	$501	$442	$271	$17,265
Provision for loan losses	(272)	(385)	(130)	23	(61)	(825)
Charge-offs	(94)	(452)	—	(98)	(57)	(701)
Recoveries	38	76	4	29	61	208
Total ending allowance balance	$908	$14,054	$375	$396	$214	$15,947

We did not implement any significant changes to our allowance related accounting policies or methodology during the current period.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on the impairment method as of June 30, 2014 and 2013 and December 31, 2013:

June 30, 2014 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$139	$3,014	$4	$2	$—	$3,159
Collectively evaluated for impairment	473	5,274	284	294	54	6,379
Total ending allowance balance	$612	$8,288	$288	$296	$54	$9,538
Loans:
Loans individually evaluated for impairment	$724	$30,097	$2,625	$401	$—	$33,847
Loans collectively evaluated for impairment	23,755	237,746	95,941	51,072	13,075	421,589
Total ending loans balance	$24,479	$267,843	$98,566	$51,473	$13,075	$455,436

December 31, 2013 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$148	$2,603	$3	$32	$—	$2,786
Collectively evaluated for impairment	392	5,755	289	277	77	6,790
Total ending allowance balance	$540	$8,358	$292	$309	$77	$9,576
Loans:
Loans individually evaluated for impairment	$803	$32,911	$3,051	$546	$—	$37,311
Loans collectively evaluated for impairment	19,818	247,025	96,293	53,464	13,041	429,641
Total ending loans balance	$20,621	$279,936	$99,344	$54,010	$13,041	$466,952

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

June 30, 2013 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$184	$6,851	$31	$81	$—	$7,147
Collectively evaluated for impairment	724	7,203	344	315	214	8,800
Total ending allowance balance	$908	$14,054	$375	$396	$214	$15,947
Loans:
Loans individually evaluated for impairment	$1,213	$35,731	$3,418	$664	$—	$41,026
Loans collectively evaluated for impairment	15,817	268,097	98,863	53,785	13,087	449,649
Total ending loans balance	$17,030	$303,828	$102,281	$54,449	$13,087	$490,675

The following tables’ present loans individually evaluated for impairment by class of loans as of June 30, 2014 and 2013 and December 31, 2013. The difference between the unpaid principal balance and recorded investment represents partial write downs/charge offs taken on individual impaired credits. The recorded investment and average recorded investment in loans excludes accrued interest receivable and loan origination fees.

June 30, 2014 (Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Commercial	$622	$410	$—	$454	$6	$6
Commercial Real Estate:
Land Development	1,325	1,325	—	1,584	15	15
Building Lots	477	212	—	212	—	—
Other	23,462	19,464	—	20,863	403	403
Residential Mortgage	2,558	2,468	—	2,817	35	35
Consumer and Home Equity	420	380	—	420	7	7
Indirect Consumer	—	—	—	—	—	—
With an allowance recorded:
Commercial	314	314	139	321	4	4
Commercial Real Estate:
Land Development	2,206	2,198	1,573	2,203	22	22
Building Lots	—	—	—	—	—	—
Other	6,914	6,898	1,441	7,017	136	136
Residential Mortgage	157	157	4	92	1	1
Consumer and Home Equity	21	21	2	52	1	1
Indirect Consumer	—	—	—	—	—	—
Total	$38,476	$33,847	$3,159	$36,035	$630	$630

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

December 31, 2013 (Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Commercial	$679	$475	$—	$747	$21	$21
Commercial Real Estate:
Land Development	2,014	1,989	—	2,898	139	139
Building Lots	477	212	—	212	—	—
Other	25,441	21,864	—	17,934	754	754
Residential Mortgage	3,119	2,992	—	2,368	63	63
Consumer and Home Equity	478	478	—	330	10	10
Indirect Consumer	—	—	—	—	—	—
With an allowance recorded:
Commercial	328	328	148	314	9	9
Commercial Real Estate:
Land Development	2,206	2,206	1,581	2,538	121	121
Building Lots	—	—	—	—	—	—
Other	6,640	6,640	1,022	16,512	694	694
Residential Mortgage	59	59	3	312	8	8
Consumer and Home Equity	68	68	32	229	7	7
Indirect Consumer	—	—	—	—	—	—
Total	$41,509	$37,311	$2,786	$44,394	$1,826	$1,826

June 30, 2013 (Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Commercial	$1,234	$1,028	$—	$763	$10	$10
Commercial Real Estate:
Land Development	2,336	2,311	—	3,435	84	84
Building Lots	477	212	—	212	—	—
Other	11,042	9,880	—	12,023	239	239
Residential Mortgage	2,941	2,941	—	3,162	53	53
Consumer and Home Equity	395	395	—	407	7	7
Indirect Consumer	—	—	—	—	—	—
With an allowance recorded:
Commercial	185	185	184	287	4	4
Commercial Real Estate:
Land Development	2,930	2,930	961	2,759	67	67
Building Lots	—	—	—	—	—	—
Other	22,609	20,398	5,890	19,984	412	412
Residential Mortgage	477	477	31	337	6	6
Consumer and Home Equity	269	269	81	271	5	5
Indirect Consumer	—	—	—	—	—	—
Total	$44,895	$41,026	$7,147	$43,640	$887	$887

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

The following tables present the recorded investment in restructured, nonaccrual and loans past due over 90 days still on accrual by class of loans as of June 30, 2014 and December 31, 2013.

June 30, 2014 (Dollars in thousands)	Restructured on Non-Accrual Status	Restructured on Accrual Status	Restructured Loans Past Due Over 90 Days Still Accruing	Loans Past Due Over 90 Days Still Accruing	Non-Accrual Excluding Restructured
Commercial	$—	$161	$—	$—	$364
Commercial Real Estate:
Land Development	—	1,325	—	—	2,198
Building Lots	—	—	—	—	212
Other	5,493	16,189	—	—	3,135
Residential Mortgage	299	—	—	—	1,112
Consumer and Home Equity	—	71	—	—	139
Indirect Consumer	—	—	—	—	11
Total	$5,792	$17,746	$—	$—	$7,171

December 31, 2013 (Dollars in thousands)	Restructured on Non-Accrual Status	Restructured on Accrual Status	Restructured Loans Past Due Over 90 Days Still Accruing	Loans Past Due Over 90 Days Still Accruing	Non-Accrual Excluding Restructured
Commercial	$—	$178	$—	$—	$421
Commercial Real Estate:
Land Development	—	1,687	—	—	2,508
Building Lots	—	—	—	—	212
Other	986	17,025	4,780	2,226	4,237
Residential Mortgage	301	—	—	—	1,532
Consumer and Home Equity	23	73	—	—	156
Indirect Consumer	—	—	—	—	30
Total	$1,310	$18,963	$4,780	$2,226	$9,096

The following tables present the aging of the unpaid principal in past due loans as of June 30, 2014 and December 31, 2013 by class of loans:

June 30, 2014 (Dollars in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$—	$—	$364	$364	$24,115	$24,479
Commercial Real Estate:
Land Development	—	—	2,198	2,198	14,438	16,636
Building Lots	—	—	212	212	1,268	1,480
Other	8,297	969	8,628	17,894	231,833	249,727
Residential Mortgage	393	702	274	1,369	97,197	98,566
Consumer and Home Equity	173	67	91	331	51,142	51,473
Indirect Consumer	207	21	11	239	12,836	13,075
Total	$9,070	$1,759	$11,778	$22,607	$432,829	$455,436

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

December 31, 2013 (Dollars in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$—	$—	$421	$421	$20,200	$20,621
Commercial Real Estate:
Land Development	—	—	2,508	2,508	17,968	20,476
Building Lots	—	—	212	212	1,347	1,559
Other	5,250	6,213	11,236	22,699	235,202	257,901
Residential Mortgage	1,446	511	1,053	3,010	96,334	99,344
Consumer and Home Equity	430	23	117	570	53,440	54,010
Indirect Consumer	211	55	22	288	12,753	13,041
Total	$7,337	$6,802	$15,569	$29,708	$437,244	$466,952

Troubled Debt Restructurings:

We have allocated $1.4 million and $1.1 million of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of June 30, 2014 and December 31, 2013. We are not committed to lend additional funds to debtors whose loans have been modified in a troubled debt restructuring. Specific reserves are generally assessed prior to loans being modified as a TDR, as most of these loans migrate from our internal watch list and have been specifically reserved for as part of our normal reserving methodology.

During the quarter and six month periods ending June 30, 2014, no new loans were modified as troubled debt restructurings. Prior to the 2014 period, the terms of certain loans were modified as troubled debt restructurings and the modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan were for periods ranging from six months to one year. Modifications involving an extension of the maturity date were for periods ranging from three to six months.

The following table presents loans by class modified as troubled debt restructurings that occurred during the periods ending June 30, 2014 and 2013:

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013
(Dollars in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial	—	$—	$—	—	$—	$—
Commercial Real Estate:
Land Development	—	—	—	—	—	—
Building Lots	—	—	—	—	—	—
Other	—	—	—	5	3,534	3,534
Residential Mortgage	—	—	—	—	—	—
Consumer and Home Equity	—	—	—	2	76	76
Indirect Consumer	—	—	—	—	—	—
Total	—	$—	$—	7	$3,610	$3,610

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

The troubled debt restructurings described above increased the allowance for loan losses allocated to troubled debt restructurings by $0 for the three and six months ended June 30, 2014. The troubled debt restructurings described above resulted in a reversal of provision for loan losses allocated to troubled debt restructurings of $11,000 and $164,000 for the three and six months ended June 30, 2013 Typically, these loans had allocated allowance prior to their formal modification. There were no charge-offs recorded on the troubled debt restructurings described above for the 2014 and 2013 periods.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the periods ending June 30, 2014 and 2013:

	Six Months Ended June 30, 2014		Six Months Ended June 30, 2013
(Dollars in thousands)	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Troubled Debt Restructurings:
Commercial	—	$—	—	$—
Commercial Real Estate:
Land Development	—	—	—	—
Building Lots	—	—	—	—
Other	1	806	—	—
Residential Mortgage	—	—	—	—
Consumer and Home Equity	—	—	—	—
Indirect Consumer	—	—	—	—
Total	1	$806	—	$—

For disclosure purposes, a loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan losses by $0 for the three and six months ended June 30, 2014. The troubled debt restructurings described above resulted in charge-offs of $0 for the three and six month periods ended June 30, 2014. We did not have any troubled debt restructurings for which there was a payment default within twelve months following the modification during the June 30, 2013 three and six month periods.

Credit Quality Indicators:

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. We analyze loans individually by classifying the loans as to credit risk. This analysis includes commercial and commercial real estate loans. We also evaluate credit quality on residential mortgage, consumer and home equity and indirect consumer loans based on the aging status and payment activity of the loan. This analysis is performed on a monthly basis. We use the following definitions for risk ratings:

Criticized:  Loans classified as criticized have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in our credit position at some future date.

Substandard:  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

Doubtful:  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss:  Loans classified as loss are considered non-collectible and their continuance as bankable assets is not warranted.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are included in groups of homogeneous loans. For our residential mortgage, consumer and home equity, and indirect consumer homogeneous loans, we also evaluate credit quality based on the aging status of the loan, which was previously presented, and by payment activity.

As of June 30, 2014 and December 31, 2013, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

June 30, 2014 (Dollars in thousands)	Not Rated	Pass	Criticized	Substandard	Doubtful	Loss	Total
Commercial	$—	$23,231	$462	$786	$—	$—	$24,479
Commercial Real Estate:
Land Development	—	12,218	2,212	2,206	—	—	16,636
Building Lots	—	861	407	212	—	—	1,480
Other	—	212,732	9,708	27,287	—	—	249,727
Residential Mortgage	95,045	—	896	2,625	—	—	98,566
Consumer and Home Equity	50,986	—	114	373	—	—	51,473
Indirect Consumer	13,036	—	—	39	—	—	13,075
Total	$159,067	$249,042	$13,799	$33,528	$—	$—	$455,436

December 31, 2013 (Dollars in thousands)	Not Rated	Pass	Criticized	Substandard	Doubtful	Loss	Total
Commercial	$—	$19,289	$470	$862	$—	$—	$20,621
Commercial Real Estate:
Land Development	—	15,484	2,484	2,508	—	—	20,476
Building Lots	—	906	441	212	—	—	1,559
Other	—	213,719	13,920	30,262	—	—	257,901
Residential Mortgage	95,351	—	942	3,051	—	—	99,344
Consumer and Home Equity	53,407	—	72	531	—	—	54,010
Indirect Consumer	12,988	—	—	53	—	—	13,041
Total	$161,746	$249,398	$18,329	$37,479	$—	$—	$466,952

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

The following table presents the unpaid principal balance in residential mortgage, consumer and home equity and indirect consumer loans based on payment activity as of June 30, 2014 and December 31, 2013:

June 30, 2014 (Dollars in thousands)	Residential Mortgage	Consumer & Home Equity	Indirect Consumer
Performing	$97,155	$51,334	$13,064
Restructured on non-accrual	299	—	—
Non-accrual	1,112	139	11
Total	$98,566	$51,473	$13,075

December 31, 2013 (Dollars in thousands)	Residential Mortgage	Consumer & Home Equity	Indirect Consumer
Performing	$97,511	$53,831	$13,011
Restructured on non-accrual	301	23	—
Non-accrual	1,532	156	30
Total	$99,344	$54,010	$13,041

5. REAL ESTATE ACQUIRED THROUGH FORECLOSURE

A summary of the real estate acquired through foreclosure activity is as follows:

(Dollars in thousands)	June 30, 2014	December 31, 2013
Beginning balance, January 1,	$11,657	$22,286
Additions	1,026	8,713
Net proceeds from sale of properties	(483)	(17,076)
Writedowns	(499)	(2,185)
Change in valuation allowance	(458)	(81)
Ending balance	$11,243	$11,657

A summary of the real estate acquired through foreclosure valuation allowance activity is as follows:

(Dollars in thousands)	Six Months Ended June 30,
	2014	2013
Beginning balance	$581	$500
Provision	458	1,592
Writedowns and loss on sale	—	(1,371)
Ending balance	$1,039	$721

Real estate acquired through foreclosure expense which consists primarily of property management expenses and provision expense was $690,000 and $524,000 for the three months ended June 30, 2014 and 2013, and $776,000 and $818,000 for the six months ended June 30, 2014 and 2013, respectively.

6. INCOME TAXES

The calculation for the income tax provision or benefit generally does not consider the tax effects of changes in other comprehensive income, or OCI, which is a component of stockholders’ equity on the balance sheet. However, an exception is provided in certain circumstances, such as when there is a full valuation allowance against net deferred tax assets, there is a loss from continuing operations and income in other components of the financial statements. In such a case, pre-tax income from other categories, such as changes in OCI, must be considered in determining a tax benefit to be allocated to the loss from continuing operations.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6. INCOME TAXES  – (continued)

An income tax benefit of $879,000 and $967,000 was recorded for the quarter and six month periods ended June 30, 2014 compared to income tax expense of $1,000 recorded for both the quarter and six month 2013 periods.

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a full valuation allowance, we considered various factors including our five year cumulative loss position, the level of our non-performing assets, our inability to meet our forecasted levels of assets and full year operating results in 2013, 2012 and 2011 and the degree of our compliance with the capital requirements of our Consent Order. These factors represent the most significant negative evidence that we considered in concluding that a valuation allowance was necessary at June 30, 2014 and December 31, 2013.

7. EARNINGS (LOSS) PER SHARE

The reconciliation of the numerators and denominators of the basic and diluted EPS is as follows:

(Amounts in thousands, except per share data)	Six Months Ended June 30,
	2014	2013
Basic:
Net income/(loss)	$(2,070)	$(1,004)
Less:
Preferred stock dividends	(877)	(500)
Accretion on preferred stock discount	(3)	(27)
Net income (loss) available to common shareholders	$(2,950)	$(1,531)
Weighted average common shares	4,932	4,797
Diluted:
Weighted average common shares	4,932	4,797
Dilutive effect of stock options, warrants and restricted share awards	—	—
Weighted average common and incremental shares	4,932	4,797
Earnings (Loss) Per Common Share:
Basic	$(0.60)	$(0.32)
Diluted	$(0.60)	$(0.32)

Since the Corporation is reporting a net loss available to common shareholders for all periods presented, no stock options, warrants or restricted share awards were evaluated for dilutive purposes.

8. STOCK BASED COMPENSATION PLAN

Our 2006 Stock Option and Incentive Compensation Plan, which is stockholder approved, authorizes us to grant restricted stock and incentive or non-qualified stock options to key employees and directors for a total of 763,935 shares of our common stock. We believe that the ability to award stock options and other forms of stock-based incentive compensation can assist us in attracting and retaining key employees. Stock-based incentive compensation is also a means to align the interests of key employees with those of our stockholders by providing awards intended to reward recipients for our long-term growth. Options to purchase shares generally vest over periods of one to five years and expire ten years after the date of grant. We issue new shares of common stock upon the exercise of stock options. If options or awards granted under the 2006 Plan expire or terminate for any reason without having been exercised in full or released from restriction, the corresponding shares shall again be available for option or award for the purposes of the Plan. At June 30, 2014, options and restricted stock available for future grant under the 2006 Plan totaled 56,540.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8. STOCK BASED COMPENSATION PLAN  – (continued)

Under the terms of our 2006 Plan, all outstanding options to purchase shares of our common stock that were not already exercisable become exercisable and the transfer restrictions on restricted stock lapse in the event of a change of control. The events constituting a change of control under the 2006 Plan include, among other things:

•	shareholders approve a definitive agreement to merge us with or into another company (except if our voting securities outstanding immediately prior to the transaction continue to represent more than 50% of the combined voting power of the voting securities of the surviving entity outstanding immediately after the transaction) or to sell or otherwise transfer all or substantially all of the company’s assets or to adopt a plan of liquidation; or
•	we enter into an agreement, the consummation of which would result in the occurrence of a change of control.

Accordingly, all outstanding options to purchase shares of our common stock that were not already exercisable became exercisable on April 21, 2014, when we entered into the Share Exchange Agreement with Community Bank Shares of Indiana, Inc. Likewise, the transfer restrictions on the shares of our restricted stock then outstanding terminated on that date. In addition, the transfer restrictions on the shares of restricted stock issued to our non-employee directors on May 21, 2014 will terminate if and when our shareholders approve the Share Exchange Agreement at a special meeting of shareholders expected to be held before the end of 2014.

Stock Options — The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses various weighted-average assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the fluctuation in the price of a share of stock over the period for which the option is being valued and the expected life of the options granted represents the period of time the options are expected to be outstanding.

The weighted-average assumptions for options granted during the six months ended June 30, 2014 and the resulting estimated weighted average fair value per share is presented below.

June 30, 2014
Assumptions:
Risk-free interest rate	2.86%
Expected dividend yield	—%
Expected life (years)	10
Expected common stock market price volatility	64%
Estimated fair value per share	$3.57

A summary of option activity under the 2006 Plan for the period ended June 30, 2014 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(Dollars In Thousands)
Outstanding, beginning of period	376,300	$3.13
Granted during period	5,000	4.90
Forfeited during period	(12,000)	3.81
Exercised during period	(7,500)	1.69
Outstanding, end of period	361,800	$3.16	7.7	$364
Eligible for exercise at period end	361,800	$3.16	7.7	$364

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8. STOCK BASED COMPENSATION PLAN  – (continued)

The total intrinsic value of options exercised during 2014 was $16,000. The total cash received from options exercised during 2014 was $13,000. There were no options exercised, modified or cash settled during the 2013 period. There was no tax benefit recognized from the option exercises as they are considered incentive stock options.

Compensation cost related to options granted under the 2006 Plan that was charged against earnings for the periods ended June 30, 2014 and 2013 was $443,000 and $73,000. As of June 30, 2014 all previously unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2006 Plan has been recognized.

Restricted Stock — Our 2012 Non-Employee Director Equity Compensation Program (the “Director Program”) enables us to compensate non-employee directors for their service with stock awards. We currently do not pay cash compensation to non-employee directors pursuant to agreements with bank regulatory agencies. The board has reserved 220,000 of the shares authorized for issuance under our shareholder approved 2006 Stock Option and Incentive Compensation Plan for stock awards under the Director Program.

The Director Program provides that each non-employee director elected or continuing in office on the date of each annual meeting of the Corporation’s shareholders will automatically receive an award of restricted stock on that date having a value of $30,000, based on the closing sale price per share of the Corporation’s common stock on the award date, rounded up to the next whole number. Accordingly, on May 21, 2014, the Company’s nine non-employee directors each received an award of 8,310 restricted shares, or 74,790 shares in total, that vest at the close of business on the day immediately preceding the date of the 2015 annual meeting of the Corporation’s shareholders, provided that the recipient has continued to serve as a member of the Board as of the date of vesting. The recipient may not transfer, pledge or dispose of the restricted stock before the date of vesting. The transfer restrictions will also expire upon the occurrence of a Change of Control, as defined in the Plan, or upon the recipient’s death or disability. If a director ceases to serve as a member of the board for any reason, that director will automatically forfeit any unvested shares subject to an award. Any dividends declared on the restricted stock prior to vesting will be retained and paid only on the date the transfer restrictions expire.

A summary of changes in our non-vested restricted shares for the six months ended June 30, 2014 is presented below:

	Non-vested Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of period	63,497	$3.81
Granted	138,090	4.21
Forfeited	(1,000)	4.91
Vested	(125,797)	4.35
Outstanding, end of period	74,790	$3.61

Compensation cost related to restricted stock granted under the 2006 Plan that was charged against earnings for the periods ended June 30, 2014 and 2013 was $558,000 and $187,000, respectively. As of June 30, 2014 there was $236,000 of total unrecognized compensation cost related to non-vested shares granted under the Plan. That cost is expected to be recognized over the remaining vesting period of .75 years.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

We used the following methods and significant assumptions to estimate the fair value.

Available-for-sale securities:  The fair values of some corporate bonds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). For securities where quoted prices are not available, fair values are calculated on market prices of similar securities or determined by a matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Impaired Loans:  At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Impaired loans carried at fair value generally receive specific allocations of the allowance for loan losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Once a loan is considered impaired, it is evaluated by a member of the Credit Department on at least a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned:  Assets acquired through or instead of loan foreclosure and bank lots held for sale are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by us. Once received, a member

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE  – (continued)

of the Credit Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with via independent data sources such as recent market data or industry-wide statistics.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below: There were no transfers between Level 1 and Level 2 during the periods presented.

(Dollars in thousands)	June 30, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Government-sponsored collateralized mortgage obligations	$84,897	$—	$84,897	$—
Government-sponsored mortgage-backed residential	81,520	—	81,520	—
Corporate bonds	12,924	3,377	9,547	—
Asset backed-collateralized loan obligations	14,459	—	14,459	—
State and municipal	9,309	—	9,309	—
U.S. Government-sponsored agencies	6,032	—	6,032	—
Commercial mortgage backed	3,090	—	3,090	—
Total	$212,231	$3,377	$208,854	$—

(Dollars in thousands)	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Government-sponsored collateralized mortgage obligations	$100,816	$—	$100,816	$—
Government-sponsored mortgage-backed residential	74,324	—	74,324	—
Corporate bonds	43,698	10,768	32,930	—
Asset backed-collateralized loan obligations	34,478	—	34,478	—
State and municipal	11,923	—	11,923	—
Commercial mortgage backed	4,043	—	4,043	—
Total	$269,282	$10,768	$258,514	$—

We conduct a review of fair value hierarchy classifications on a quarterly basis. Reclassification of certain financial instruments may occur when input observability changes.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE  – (continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis are summarized below:

(Dollars in thousands)	June 30, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
Commercial Real Estate:
Land Development	$625	$—	$—	$625
Other	5,457	—	—	5,457
Residential Mortgage	153	—	—	153
Consumer and Home Equity	19	—	—	19
Real estate acquired through foreclosure:
Commercial Real Estate:
Land Development	1,003	—	—	1,003
Other	2,190	—	—	2,190
Residential Mortgage	601	—	—	601
Other real estate owned:
Bank Lots	769	—	—	769

(Dollars in thousands)	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
Commercial Real Estate:
Land Development	$625	$—	$—	$625
Other	5,618	—	—	5,618
Residential Mortgage	56	—	—	56
Consumer and Home Equity	36	—	—	36
Real estate acquired through foreclosure:
Commercial Real Estate:
Land Development	947	—	—	947
Other	2,667	—	—	2,667
Residential Mortgage	634	—	—	634
Other real estate owned:
Bank Lots	792	—	—	792

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $9.2 million, with a valuation allowance of $3.0 million, resulting in an additional provision for loan losses of $288,000 and $412,000 for the quarter and six months ended June 30 2014. Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $24.2 million, with a valuation allowance of $7.1 million, resulting in

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE  – (continued)

an additional provision for loan losses of $737,000 and a reversal of provision for loan losses of $342,000 for the quarter and six months ended June 30, 2013.

Values for collateral dependent loans are generally based on appraisals obtained from licensed real estate appraisers and in certain circumstances consideration of offers obtained to purchase properties prior to foreclosure. Appraisals for commercial real estate generally use three methods to derive value: cost, sales or market comparison and income approach. The cost method bases value on the estimated cost to replace the current property after considering adjustments for depreciation. Values of the market comparison approach evaluate the sales price of similar properties in the same market area. The income approach considers net operating income generated by the property and an investors required return. The final value is a reconciliation of these three approaches and takes into consideration any other factors management deems relevant to arrive at a representative fair value.

Real estate owned acquired through foreclosure is recorded at fair value less estimated selling costs at the date of foreclosure. Fair value is based on the appraised market value of the property. Many of the appraisals utilize an income approach, such as the discounted cash flow method, to estimate future income and profits or cash flows. Appraisals may also utilize a single valuation approach or a combination of approaches including a market comparison approach, where prices and other relevant information generated by market transactions involving identical or comparable properties are used to determine fair value. The fair value may be subsequently reduced if the estimated fair value declines below the original appraised value. Fair value adjustments of $954,000 and $957,000 were made to real estate owned during the quarter and six months ended June 30, 2014. Fair value adjustments of $400,000 and $1.5 million were made to real estate owned during the quarter and six months ended June 30, 2013.

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at June 30, 2014.

(Dollars in thousands)	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans:
Commercial Real Estate:
Land Development	625	Sales comparison approach	Adjustment for differences between comparable sales	3.10% – 18.00% (15.98%)
Other	5,161	Income approach	Discount or capitalization rate	8.50% – 9.00% (8.82%)
	296	Sales comparison approach	Adjustment for differences between comparable sales	17.00%(1)
Residential Mortgage	153	Sales comparison approach	Adjustment for differences between comparable sales	0.00% – 8.00% (3.87%)
Consumer and Home Equity	19	Sales comparison approach	Adjustment for differences between comparable sales	0.00%(1)
Real estate acquired through foreclosure:
Commercial Real Estate:
Land Development	975	Income approach	Discount or capitalization rate	7.40% – 29.00% (20.25%)
	28	Sales comparison approach	Adjustment for differences between comparable sales	0.00%(1)
Other	1,522	Income approach	Discount or capitalization rate	9.40% – 10.00% (9.79%)
	668	Sales comparison approach	Adjustment for differences between comparable sales	20.00% – 25.00% (20.97%)
Residential Mortgage	601	Sales comparison approach	Adjustment for differences between comparable sales	0.00% – 8.00% (1.40%)
Real estate owned:
Bank Lots	769	Sales comparison approach	Adjustment for differences between comparable sales	10.00%(1)

(1)	Unobservable inputs with a single discount listed include only one property.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE  – (continued)

Fair Value of Financial Instruments

The estimated fair value of financial instruments, not previously presented, is as follows:

(Dollars in thousands)	Carrying Value	June 30, 2014 Fair Value Measurements
		Total	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$82,536	$82,536	$6,108	$76,428	$—
Mortgage loans held for sale	1,313	1,333	—	1,333	—
Loans, net	439,402	440,112	—	—	440,112
Accrued interest receivable	1,752	1,752	—	718	1,034
FHLB stock	4,080	N/A	N/A	N/A	N/A
Financial liabilities:
Deposits	723,623	727,560	—	727,560	—
Advances from Federal Home Loan Bank	12,320	13,232	—	13,232	—
Subordinated debentures	18,000	13,584	—	—	13,584
Accrued interest payable	5,160	5,160	—	5,160	—

(Dollars in thousands)	Carrying Value	December 31, 2013 Fair Value Measurements
		Total	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$65,988	$65,988	$6,596	$59,392	$—
Mortgage loans held for sale	470	478	—	478	—
Loans, net	450,771	453,592	—	—	453,592
Accrued interest receivable	2,224	2,224	—	1,136	1,088
FHLB stock	4,430	N/A	N/A	N/A	N/A
Financial liabilities:
Deposits	783,487	788,230	—	788,230	—
Advances from Federal Home Loan Bank	12,389	13,315	—	13,315	—
Subordinated debentures	18,000	13,038	—	—	13,038
Accrued interest payable	4,485	4,485	—	4,485	—

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE  – (continued)

The methods and assumptions, not previously presented, used to estimate fair values are described below:

(a) Cash and due from banks

The carrying amount of cash on hand approximates fair value and is classified as a Level 1. The carrying amount of cash due from bank accounts is classified as a Level 2.

(b) Mortgage loans held for sale

The fair value of mortgage loans held for sale is estimated based upon the binding contracts and quotes from third party investors resulting in a Level 2 classification.

(c) Loans, net

Fair values of loans are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(d) FHLB Stock

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(e) Deposits

The carrying amounts of variable rate interest bearing deposits approximate their fair values at the reporting date resulting in a Level 2 classification. Fair values for fixed rate interest bearing deposits are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(f) Advances from Federal Home Loan Bank

The fair value of the FHLB advances is obtained from the FHLB and is calculated by discounting contractual cash flow using an estimated interest rate based on the current rates available to us for debt of similar remaining maturities and collateral terms resulting in a Level 2 classification.

(g) Subordinated debentures

The fair value for subordinated debentures is calculated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

(h) Accrued interest receivable/payable

The carrying amounts of accrued interest approximate fair value resulting in a Level 2 or Level 3 classification based on the level of the asset or liability with which the accrual is associated.

(i) Off-balance Sheet Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

10. SUBORDINATED DEBENTURES

On October 29, 2010, we exercised our right to defer regularly scheduled interest payments on both issues of junior subordinated notes relating to outstanding trust preferred securities. Together, the junior subordinated notes had an outstanding principal amount of $18 million. We have the right to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. After such period, we must pay all deferred interest and resume quarterly interest payments or we will be in default. During the deferral period, the statutory trusts, which are wholly owned subsidiaries of First Financial Service Corporation formed to issue the trust preferred securities, will likewise suspend the declaration and payment of dividends on the trust preferred securities. The regular scheduled interest payments will continue to be accrued for payment in the future and reported as an expense for financial statement purposes. As of June 30, 2014, we have deferred a total of fifteen quarterly payments and these accrued but unpaid interest payments totaled $5.1 million.

11. PREFERRED STOCK

On January 9, 2009, we issued $20 million of cumulative perpetual preferred shares, with a liquidation preference of $1,000 per share (the “Senior Preferred Shares”) to the United States Treasury under its Capital Purchase Program (“CPP”). The Senior Preferred Shares constitute Tier 1 capital and rank senior to our common shares. The Senior Preferred Shares paid cumulative dividends quarterly at a rate of 5% per year for the first five years and then reset to 9% per year on January 9, 2014. The Senior Preferred Shares may be redeemed at any time, subject to prior approval from bank regulatory agencies. We also have the ability to defer dividend payments at any time, at our option.

Under the terms of our CPP stock purchase agreement, we also issued the Treasury a warrant to purchase an amount of our common stock equal to 15% of the aggregate amount of the Senior Preferred Shares, or $3 million. The warrant entitles Treasury to purchase 215,983 common shares at a purchase price of $13.89 per share. The initial exercise price for the warrant and the number of shares subject to the warrant were determined by reference to the market price of our common stock calculated on a 20-day trailing average as of December 8, 2008, the date Treasury approved our application. The warrant has a term of 10 years and is potentially dilutive to earnings per share.

Effective with the fourth quarter of 2010, we suspended payment of regular quarterly cash dividends on our Senior Preferred Shares. The dividends will continue to be accrued for payment in the future and reported as a preferred dividend requirement that is deducted from income attributable to common shareholders for financial statement purposes. As of June 30, 2014, we have deferred a total of fifteen quarterly payments and these accrued but unpaid dividends totaled $4.3 million.

The terms of the Senior Preferred Shares restrict our ability to repurchase shares and limit our payment of dividends on our common stock to the most recent quarterly amount we paid prior to October 14, 2008, which was $0.19 per share. These restrictions will remain in effect until the Senior Preferred Shares are fully retired. The restrictions imposed by the terms of the Senior Preferred Shares are in addition to the restrictions imposed by our Consent Order and formal agreement with bank regulatory agencies described in Note 2.

On April 29, 2013, Treasury sold our Senior Preferred Shares to six funds in an auction. Following the sale, the full $20 million stated value of our Senior Preferred Shares remains outstanding and our obligation to pay deferred and future dividends, at the current 9% annual rate, continues until our Senior Preferred Shares are fully retired.

12. STOCKHOLDERS’ EQUITY

Regulatory Capital Requirements — The Corporation and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

12. STOCKHOLDERS’ EQUITY  – (continued)

off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined).

As a result of the Consent Order the Bank entered into with the FDIC and KDFI described in greater detail in Note 2, the Bank is categorized as a “troubled institution” by bank regulators, which by definition does not permit the Bank to be considered “well-capitalized”.

On March 9, 2012, the Bank entered into a new Consent Order with the FDIC and KDFI. The 2012 Consent Order requires the Bank to achieve the same minimum capital ratios mandated by the January 2011 Consent Order, which are set forth below. See Note 2 for additional information.

Our actual and required capital amounts and ratios are presented below.

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		Required by Consent Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2014:
Total risk-based capital (to risk-weighted assets)
Consolidated	$65,866	12.94%	$40,728	8.00%	$61,092	12.00%
Bank	76,163	14.93	40,812	8.00	61,218	12.00
Tier I capital (to risk-weighted assets)
Consolidated	55,284	10.86	20,364	4.00	N/A	N/A
Bank	69,747	13.67	20,406	4.00	N/A	N/A
Tier I capital (to average assets)
Consolidated	55,284	6.70	33,026	4.00	74,309	9.00
Bank	69,747	8.46	32,959	4.00	74,157	9.00

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

12. STOCKHOLDERS’ EQUITY  – (continued)

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		Required by Consent Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013:
Total risk-based capital (to risk-weighted assets)
Consolidated	$68,477	12.13%	$45,174	8.00%	$67,761	12.00%
Bank	76,147	13.48	45,177	8.00	67,765	12.00
Tier I capital (to risk-weighted assets)
Consolidated	58,036	10.28	22,587	4.00	N/A	N/A
Bank	69,057	12.23	22,588	4.00	N/A	N/A
Tier I capital (to average assets)
Consolidated	58,036	6.68	34,737	4.00	78,158	9.00
Bank	69,057	7.96	34,706	4.00	78,088	9.00

13. CHANGES IN AND RECLASSIFICATIONS FROM ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income by component consists of the following:

	Six Months Ended June 30, Unrealized Gains and Losses on Available-for-Sale Securities(1)
	2014	2013
	(Dollars in thousands)
Beginning balance	$(10,568)	$1,270
Other comprehensive income (loss) before reclassification	3,945	(8,328)
Amounts reclassified from accumulated other comprehensive income	35	(227)
Net other comprehensive income (loss)	3,980	(8,555)
Ending balance	$(6,588)	$(7,285)

(1)	All amounts are net of tax.

Reclassifications out of accumulated other comprehensive income consists of the following:

Six months ended June 30, 2014
(Dollars in thousands)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Operations
Unrealized gains and losses on available-for-sale securities	$532	Gain on sale of investments
	(567)	Loss on sale of investments
	(35)	Total before tax
	—	Income taxes/(benefits)
Total amount reclassified	$(35)	Net income (loss)

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

13. CHANGES IN AND RECLASSIFICATIONS FROM ACCUMULATED OTHER COMPREHENSIVE INCOME  – (continued)

Six months ended June 30, 2013
(Dollars in thousands)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Operations
Unrealized gains and losses on available-for-sale securities	$843	Gain on sale of investments
	(616)	Loss on sale of investments
	227	Total before tax
	—	Income taxes/(benefits)
Total amount reclassified	$227	Net income (loss)

Audited Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting

First Financial Service Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. We, as management of First Financial Service Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the system of internal control over financial reporting as of December 31, 2013, in relation to criteria for effective internal control over financial reporting as described in “Internal Control — Integrated Framework,” issued by the 1992 Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2013, its system of internal control over financial reporting is effective based on those criteria. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Date: March 28, 2014	By: /s/ Gregory S. Schreacke President Principal Executive Officer
Date: March 28, 2014	By: /s/ Frank Perez Chief Financial Officer Principal Financial Officer & Principal Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
First Financial Service Corporation
Elizabethtown, Kentucky

We have audited the accompanying consolidated balance sheets of First Financial Service Corporation as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Both the Company and its bank subsidiary, First Federal Savings Bank, are under regulatory enforcement orders issued by their primary regulators. First Federal Savings Bank is not in compliance with its regulatory enforcement order which requires, among other things, increased minimum regulatory capital ratios. First Federal Savings Bank’s continued non-compliance with its regulatory enforcement order may result in additional adverse regulatory action.

Crowe Horwath LLP

Louisville, Kentucky
March 28, 2014

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Balance Sheets

	December 31,
(Dollars in thousands, except per share data)	2013	2012
ASSETS:
Cash and due from banks	$13,476	$12,598
Interest bearing deposits	52,512	50,505
Total cash and cash equivalents	65,988	63,103
Securities available-for-sale	269,282	354,131
Loans held for sale	470	3,887
Loans, net of unearned fees	466,862	524,835
Allowance for loan losses	(9,576)	(17,265)
Net loans	457,286	507,570
Federal Home Loan Bank stock	4,430	4,805
Cash surrender value of life insurance	10,428	10,060
Premises and equipment, net	23,773	27,048
Real estate owned:
Acquired through foreclosure, net of valuation allowance of $581 (2013) and $500 (2012)	11,657	22,286
Bank lots	1,469	—
Other repossessed assets	37	34
Accrued interest receivable	2,224	2,690
Accrued income taxes	2,907	2,928
Low-income housing investments	6,965	7,061
Other assets	1,701	1,459
TOTAL ASSETS	$858,617	$1,007,062
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposits:
Non-interest bearing	$78,480	$75,842
Interest bearing	705,007	846,778
Total deposits	783,487	922,620
Advances from Federal Home Loan Bank	12,389	12,596
Subordinated debentures	18,000	18,000
Accrued interest payable	4,485	3,121
Accrued senior preferred dividend	3,469	2,469
Accounts payable and other liabilities	3,968	3,884
TOTAL LIABILITIES	825,798	962,690
Commitments and contingent liabilities (See Note 20)	—	—
STOCKHOLDERS’ EQUITY:
Senior preferred stock, $1 par value per share; authorized 5,000,000 shares; issued and outstanding, 20,000 shares with a liquidation preference of $23.5 million (2013), and $22.5 million (2012)	19,997	19,943
Common stock, $1 par value per share; authorized 35,000,000 shares; issued and outstanding, 4,993,195 shares (2013), and 4,775,114 shares (2012)	4,993	4,775
Additional paid-in capital	36,108	35,782
Accumulated deficit	(17,711)	(17,398)
Accumulated other comprehensive income/(loss)	(10,568)	1,270
TOTAL STOCKHOLDERS’ EQUITY	32,819	44,372
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$858,617	$1,007,062

See notes to the consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Operations

	Year Ended December 31,
(Amounts in thousands, except per share data)	2013	2012	2011
Interest Income:
Loans, including fees	$25,711	$34,474	$45,727
Interest and dividends on investment securities:
Taxable securities	6,493	6,953	7,247
Tax exempt securities	218	294	555
Total interest income	32,422	41,721	53,529
Interest Expense:
Deposits	6,926	13,001	18,185
Federal Home Loan Bank advances	538	914	1,142
Subordinated debentures	1,364	1,444	1,373
Total interest expense	8,828	15,359	20,700
Net interest income	23,594	26,362	32,829
Provision for loan losses	(3,086)	6,797	21,210
Net interest income after provision for loan losses	26,680	19,565	11,619
Non-interest Income:
Customer service fees on deposit accounts	5,306	5,466	6,125
Gain on sale of mortgage loans	938	1,653	1,200
Gain on sale of investments	1,257	3,384	995
Loss on sale and calls of investments	(1,031)	(1,131)	(149)
Other than temporary impairment loss:
Total other-than-temporary impairment losses	—	(26)	(168)
Portion of loss recognized in other comprehensive income/(loss) (before taxes)	—	—	—
Net impairment losses recognized in earnings	—	(26)	(168)
Loss on sale and write downs on real estate acquired through foreclosure	(2,336)	(6,051)	(9,568)
Writedowns on other real estate owned-bank lots	(219)	—	—
Gain on branch divestiture	—	3,124	—
Gain on sale of premises and equipment	—	344	—
Gain on sale on real estate acquired through foreclosure	1,953	1,318	231
Gain on sale of real estate held for development	—	175	—
Other income	2,224	2,703	1,808
Total non-interest income	8,092	10,959	474
Non-interest Expense:
Employee compensation and benefits	15,247	15,138	16,015
Office occupancy expense and equipment	2,728	3,035	3,201
Outside services and data processing	3,751	3,389	3,535
Bank franchise tax	951	1,361	1,320
FDIC insurance premiums	2,109	2,247	3,238
Amortization of intangible assets	—	172	370
Real estate acquired through foreclosure expense	1,764	3,723	1,879
Loan expense	1,447	1,997	2,546
FHLB advance prepayment penalty	—	1,548	—

See notes to the consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Operations

	Year Ended December 31,
(Amounts in thousands, except per share data)	2013	2012	2011
Other expense	6,031	6,325	6,133
Total non-interest expense	34,028	38,935	38,237
Income (loss) before income taxes	744	(8,411)	(26,144)
Income tax expense/(benefit)	3	(18)	(2,983)
Net Income (Loss)	741	(8,393)	(23,161)
Less:
Dividends on preferred stock	(1,000)	(1,000)	(1,000)
Accretion on preferred stock	(54)	(54)	(54)
Net income (loss) attributable to common shareholders	$(313)	$(9,447)	$(24,215)
Shares applicable to basic income (loss) per common share	4,828	4,769	4,743
Basic income (loss) per common share	$(0.06)	$(1.98)	$(5.11)
Shares applicable to diluted income (loss) per common share	4,828	4,769	4,743
Diluted income (loss) per common share	$(0.06)	$(1.98)	$(5.11)
Cash dividends declared per common share	$—	$—	$—

See notes to the consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Comprehensive Income/(Loss)

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Net Income/(Loss)	$741	$(8,393)	$(23,161)
Other comprehensive income (loss):
Change in unrealized gain (loss) on securities available-for-sale	(11,612)	1,337	9,680
Change in unrealized gain (loss) on securities available-for-sale for which a portion of other-than-temporary impairment has been recognized into earnings	—	784	152
Reclassification of realized amount on securities available-for-sale losses (gains)	(226)	(2,757)	(763)
Reclassification of realized amount on securities available-for-sale losses (gains) for which a portion of other-than-temporary impairment has been recognized into earnings	—	504	—
Reclassification of unrealized loss on held-to-maturity security recognized in income	—	26	85
Accretion (amortization) of non-credit component of other-than-temporary impairment on held-to-maturity securities	—	50	(1)
Net unrealized gain (loss) recognized in comprehensive income	(11,838)	(56)	9,153
Tax effect	—	—	(3,112)
Total other comphrehensive income (loss)	(11,838)	(56)	6,041
Comprehensive Income/(Loss)	$(11,097)	$(8,449)	$(17,120)

See notes to the consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity
Years Ending December 31, 2013, 2012 and 2011
(Dollars In Thousands, Except Per Share Amounts)

	Shares		Amount		Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total
	Preferred	Common	Preferred	Common
Balance, January 1, 2011	20,000	4,726,329	$19,835	$4,726	$35,201	$16,264	$(4,715)	$71,311
Net loss	—	—	—	—	—	(23,161)	—	(23,161)
Shares issued under dividend reinvestment program	—	762	—	1	1	—	—	2
Stock issued for employee benefit plans	—	22,324	—	22	62	—	—	84
Stock-based compensation expense	—	—	—	—	186	—	—	186
Net change in unrealized gains (losses) on securities available-for-sale	—	—	—	—	—	—	5,830	5,830
Change in unrealized gains (losses) on held-to-maturity securities for which an other-than-temporary impairment charge has been recorded	—	—	—	—	—	—	56	56
Change in unrealized gains (losses) on securities available-for-sale for which a portion of an other-than-temporary impairment charge has been recognized into earnings, net of reclassification	—	—	—	—	—	—	155	155
Dividends on preferred stock	—	—	—	—	—	(1,000)	—	(1,000)
Accretion of preferred stock discount	—	—	54	—	—	(54)	—	—
Balance, December 31, 2011	20,000	4,749,415	19,889	4,749	35,450	(7,951)	1,326	53,463
Net loss	—	—	—	—	—	(8,393)	—	(8,393)
Shares issued under dividend reinvestment program	—	4,064	—	4	6	—	—	10
Stock issued for employee benefit plans	—	21,635	—	22	17	—	—	39
Stock-based compensation expense	—	—	—	—	309	—	—	309
Net change in unrealized gains (losses) on securities available-for-sale	—	—	—	—	—	—	1,131	1,131
Change in unrealized gains (losses) on held-to-maturity securities for which an other-than-temporary impairment charge has been recorded	—	—	—	—	—	—	50	50
Change in unrealized gains (losses) on securities available-for-sale for which a portion of an other-than-temporary impairment charge has been recognized into earnings, net of reclassification	—	—	—	—	—	—	(1,237)	(1,237)
Dividends on preferred stock	—	—	—	—	—	(1,000)	—	(1,000)
Accretion of preferred stock discount	—	—	54	—	—	(54)	—	—
Balance, December 31, 2012	20,000	4,775,114	19,943	4,775	35,782	(17,398)	1,270	44,372
Net income	—	—	—	—	—	741	—	741
Stock issued for stock options exercised and employee benefit plans	—	20,981	—	21	24	—	—	45
Issuance of restricted shares	—	197,100	—	197	(197)	—	—	—
Stock-based compensation expense	—	—	—	—	499	—	—	499
Total other comprehensive income (loss)	—	—	—	—	—	—	(11,838)	(11,838)
Dividends on preferred stock	—	—	—	—	—	(1,000)	—	(1,000)
Accretion of preferred stock discount	—	—	54	—	—	(54)	—	—
Balance, December 31, 2013	20,000	4,993,195	$19,997	$4,993	$36,108	$(17,711)	$(10,568)	$32,819

See notes to the consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Operating Activities:
Net income/(loss)	$741	$(8,393)	$(23,161)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Provision for loan losses	(3,086)	6,797	21,210
Depreciation on premises and equipment	1,425	1,554	1,638
Income tax valuation allowance	474	3,813	8,318
Change in real estate acquired through foreclosure valuation allowance	81	500	—
Intangible asset amortization	—	172	370
Loss on low-income housing investments	120	634	368
Net amortization (accretion) available-for-sale	6,495	(6,231)	(4,829)
Impairment loss on securities available-for-sale	—	—	83
Impairment loss on securities held-to-maturity	—	26	85
Loss on call of investments held-to-maturity	—	—	3
Loss on sale of investments available-for-sale	1,031	1,131	146
Gain on sale of investments available-for-sale	(1,257)	(3,192)	(995)
Gain on call of investments held-to-maturity	—	(192)	—
Gain on sale of mortgage loans	(938)	(1,653)	(1,200)
Gain on branch divestiture	—	(3,124)	—
Gain on sale of premises and equipment	—	(344)	—
Loss on sale of premises and equipment	208	—	—
Gain on sale of real estate acquired through foreclosure	(1,953)	(1,318)	(231)
Loss on sale of real estate acquired through foreclosure	151	404	305
Gain on sale of real estate held for development	—	(175)	—
Write-downs on real estate acquired through foreclosure	2,185	5,147	9,263
Write-downs on real estate-bank lots	219	—	—
Origination of loans held for sale	(51,771)	(70,672)	(135,282)
Proceeds on sale of loans held for sale	56,126	78,681	86,854
Deferred taxes	(474)	(3,813)	(8,448)
Stock-based compensation expense	499	309	186
Prepaid FDIC premium	—	1,302	3,147
Changes in:
Cash surrender value of life insurance	(368)	(358)	(348)
Interest receivable	466	478	639
Other assets	(1,104)	77	(2,507)
Interest payable	1,364	1,304	1,223
Accrued income tax	21	589	(1,357)
Accounts payable and other liabilities	84	315	802
Net cash from operating activities	10,739	3,768	(43,718)

See notes to the consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

Consolidated Statements of Cash Flows

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Investing Activities:
Cash paid for the disposition of branches	—	(80,248)	—
Sales of securities available-for-sale	143,781	216,196	192,251
Call of securities held-to-maturity	—	208	91
Purchases of securities available-for-sale	(114,958)	(319,348)	(348,067)
Maturities of securities available-for-sale	37,919	70,958	52,737
Maturities of securities held-to-maturity	—	58	5
Net change in loans	45,516	146,729	149,388
Sale of portfolio loans	—	10,693	—
Redemption of Federal Home Loan Bank stock	375	—	104
Investment in low-income housing projects	(24)	(24)	(7,420)
Net purchases of premises and equipment	(579)	(212)	(290)
Sales of premises and equipment	533	1,575	—
Proceeds from sales of real estate acquired through foreclosure	18,878	20,164	6,803
Sales of real estate held for development	—	220	—
Net cash from investing activities	131,441	66,969	45,602
Financing Activities
Net change in deposits	(139,133)	(84,779)	(51,114)
Advance from Federal Home Loan Bank	30,000	—	337
Maturity of Federal Home Loan Bank advance	—	—	(25,000)
Repayments to Federal Home Loan Bank	(30,207)	(15,140)	(133)
Issuance of common stock under dividend reinvestment program	—	10	2
Issuance of common stock for employee benefit plans and exercise of stock options	45	39	84
Net cash from financing activities	(139,295)	(99,870)	(75,824)
Increase (decrease) in cash and cash equivalents	2,885	(29,133)	(73,940)
Cash and cash equivalents, beginning of year	63,103	92,236	166,176
Cash and cash equivalents, end of year	$65,988	$63,103	$92,236

See notes to the consolidated financial statements.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the significant accounting policies First Financial Service Corporation follows in preparing and presenting its consolidated financial statements:

Principles of Consolidation and Business — The consolidated financial statements include the accounts of First Financial Service Corporation (the “Corporation”) and its wholly owned subsidiary, First Federal Savings Bank (the “Bank”). First Federal Savings Bank has two wholly owned subsidiaries, First Service Corporation of Elizabethtown and Heritage Properties, LLC. Unless the text clearly suggests otherwise, references to “us,” “we,” or “our” include First Financial Service Corporation and its wholly-owned subsidiary, collectively referred to as the “Company”. All significant intercompany transactions and balances have been eliminated in consolidation.

Our business consists primarily of attracting deposits from the general public and origination of mortgage loans on single-family residences, commercial property and multi-family housing. We also make home improvement loans, consumer loans and commercial business loans. Our primary lending area is a region within North Central Kentucky. The economy within this region is diversified with a variety of medical service, manufacturing, and agricultural industries, and Fort Knox, a military installation.

The principal sources of funds for our lending and investment activities are deposits, repayment of loans, Federal Home Loan Bank advances and other borrowings. Our principal source of income is interest on loans. In addition, other income is derived from loan origination fees, service charges, returns on investment securities, gains on sale of mortgage loans, and brokerage and insurance commissions.

Our subsidiary First Service Corporation is a licensed broker providing investment services and offering tax-deferred annuities, government securities and stocks and bonds to our customers. Heritage Properties, LLC holds real estate acquired through foreclosure which is available for sale.

Estimates and Assumptions — The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, fair value of financial instruments, other real estate owned and deferred tax asset realization are particularly subject to change and such change could be material.

Cash Flows — For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and certain interest bearing deposits. Net cash flows are reported for interest-bearing deposits, loans, short-term borrowings and deposits.

Securities — Historically we have classified investments into held-to-maturity and available-for-sale. At December 31, 2013, all of our investments are classified as available-for-sale. Debt securities in which management has a positive intent and ability to hold are classified as held-to-maturity and are carried at cost adjusted for the amortization of premiums and discounts using the interest method over the terms of the securities. Debt and equity securities, which do not fall into this category, are classified as available-for-sale. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a component of accumulated other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans — Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their recorded investment, which is the outstanding principal balance net of any deferred loan origination fees and charge-offs. We defer loan origination fees and discounts net of certain direct origination costs. These net deferred fees are amortized using the level yield method on a loan-by-loan basis over the lives of the underlying loans. Under applicable accounting guidance, for reporting purposes, the loan portfolio is categorized by portfolio segment and, within each portfolio segment, by class of financing receivables. The following classes of financing receivables have been identified: commercial, commercial real estate including land development and building lot loans, construction real estate, residential mortgage, consumer and home equity, and indirect consumer.

Interest income on commercial, commercial real estate, construction real estate and residential mortgage loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and home equity and indirect consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with our policy, typically after 90 days of non-payment.

All interest accrued but not received for a loan placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses — The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Our periodic evaluation of the allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and current economic conditions. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history we have experienced over the most recent three years with additional weight given to more recent losses. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions;

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified: commercial, commercial real estate, residential mortgage, consumer and home equity, and indirect consumer.

Commercial loans generally are made to small-to-medium size businesses located within our defined market area. Commercial loans generally carry a higher yield and are made for a shorter term than real estate loans. Commercial loans, however, involve a higher degree of risk than residential real estate loans due to potentially greater volatility in the value of the assigned collateral, the need for more technical analysis of the borrower’s financial position, the potentially greater impact that changing economic conditions may have on the borrower’s ability to retire debt, and the additional expertise required for commercial lending personnel.

Commercial loans that are primarily secured by real estate are made to a variety of industries and primarily in our market area. Substantially all of the commercial real estate loans we originate have adjustable interest rates with maturities of 25 years or less or are loans with fixed interest rates and maturities of five years or less. The security for commercial real estate loans includes retail businesses, warehouses, churches, apartment buildings and motels. In addition, the payment experience of loans secured by income producing properties typically depends on the success of the related business project and thus may be more vulnerable to adverse conditions in the real estate market or in the economy generally.

Residential mortgage loans are secured primarily by single-family homes. The majority of our mortgage loan portfolio is secured by real estate in our markets outside of Louisville and our residential mortgage loans do not have sub-prime characteristics. Appraisals are obtained to support the loan amount. We limit the maximum loan-to-value ratio on one-to-four-family residential first mortgages to 90% of the appraised value.

Consumer loans include loans on automobiles, boats, recreational vehicles and other consumer goods, as well as loans secured by savings accounts, home improvement loans, and unsecured lines of credit. These loans involve a higher risk of default than loans secured by one-to-four-family residential loans. Our underwriting standards reflect the greater risk in consumer lending than in residential real estate lending. Among other things, the capacity of individual borrowers to repay can change rapidly, particularly during an economic downturn, collection costs can be relatively higher for smaller loans, and the value of collateral may be more likely to depreciate. We require detailed financial information and credit bureau reports for each consumer loan applicant to establish the applicant’s credit history, the adequacy of income for debt retirement, and job stability based on the applicant’s employment records. Co-signers are required for applicants who are determined marginal or who fail to qualify individually under these standards. Adequate collateral is required on the majority of consumer loans.

The indirect consumer loan portfolio is comprised of new and used automobile, motorcycle and all-terrain vehicle loans originated on our behalf by a select group of auto dealers within the service area. Indirect consumer loans are considered to have greater risk of loan losses than direct consumer loans due to, among other things: borrowers may have no existing relationship with us; borrowers may not be residents of the lending area; less detailed financial statement information may be collected at application; collateral values can be more difficult to determine; and the condition of vehicles securing the loan can deteriorate rapidly. To address the additional risks associated with indirect consumer lending, the Executive Loan Committee continually evaluates data regarding the dealers enrolled in the program, including monitoring turn down and delinquency rates. All applications are approved by specific lending officers, selected based on experience in this field, who obtain credit bureau reports on each application to assist in the decision. Aggressive collection procedures encourage more timely recovery of late payments.

A loan is considered impaired when, based on current information and events, it is probable that full principal or interest payments are not anticipated in accordance with the contractual loan terms. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from collateral. If these allocations cause the allowance for loan losses to require an increase, such increase is reported in the provision for loan losses.

Impaired commercial and commercial real estate loans are individually evaluated for impairment. Individual residential mortgage, consumer and home equity and indirect consumer loans are evaluated for impairment based on the aging status of the loan and by payment activity and are separately identified for impairment disclosures. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received under the cash basis method.

A troubled debt restructuring is where we have agreed to a loan modification in the form of a concession for a borrower who is experiencing financial difficulty. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Mortgage Banking Activities — Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value as determined by outstanding commitments from investors. To deliver closed loans to the secondary market and to control its interest rate risk prior to sale, we enter into “best efforts” agreements to sell loans (sales contracts). The aggregate fair value of mortgage loans held for sale considers the price of the sales contracts. The loans are sold with servicing released.

Loan commitments related to the origination of mortgage loans held for sale (interest rate locks) are accounted for as derivative instruments. Our commitments are for fixed rate mortgage loans, generally lasting 60 to 90 days and are at market rates when initiated. We had commitments to originate $840,000 and $20.9 million in loans at December 31, 2013 and 2012, which we intend to sell after the loans are closed.

Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. The fair value of mortgage derivatives was not material. Substantially all of the gain on sale generated from mortgage banking activities continues to be recorded when closed loans are delivered into the sales contracts.

Federal Home Loan Bank Stock — The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. Investment in stock of Federal Home Loan Bank is carried at cost, classified as a restricted security and periodically evaluated for impairment. Both cash and stock dividends are reported as income.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Cash Surrender Value of Life Insurance — We have purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Premises and Equipment — Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 15 years.

Real Estate Owned — Real estate properties acquired through foreclosure and in settlement of loans are stated at fair value less estimated selling costs at the date of foreclosure. The excess of cost over fair value less the estimated costs to sell at the time of foreclosure is charged to the allowance for loan losses. Costs relating to development and improvement of property are capitalized when such amounts do not exceed fair value. Costs relating to holding property are not capitalized and are charged against operations in the current period.

Real Estate Owned-Bank Lots — Bank owned properties held for sale are carried at the lower of cost, including cost of development and improvement subsequent to acquisition, or fair value less estimated selling costs. The portion of interest costs relating to the development of real estate is capitalized.

Other Repossessed Assets — Consumer assets acquired through repossession and in settlement of loans, typically automobiles, are carried at lower of cost or fair value at the date of repossession. The excess cost over fair value at time of repossession is charged to the allowance for loan losses.

Intangible Assets — Intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which range from 7 to 10 years. The remaining other intangible assets were fully amortized with the branch divestiture in 2012.

Long-Term Assets — Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Low Income Housing Investments — We enter into and invest in limited partnerships in order to invest in affordable housing projects for the primary purpose of obtaining available tax benefits. We are a limited partner in these investments and, as such, we are not involved in the management or operation of such investments. These investments are accounted for using the equity method of accounting. Under the equity method of accounting, we record our share of the partnership’s earnings or losses in our income statement and adjust the carrying amount of the investments on the consolidated balance sheet. These investments are evaluated for impairment when events indicate the carrying amount may not be recoverable. The investments recorded at December 31, 2013 and 2012 were $7.0 million and $7.1 million, respectively.

Brokerage and Insurance Commissions — Brokerage commissions are recognized as income on settlement date. Insurance commissions on loan products (credit life, mortgage life, accidental death, and guaranteed auto protection) are recognized as income over the life of the loan.

Stock Based Compensation — Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of our common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income Taxes — Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. We recognize interest and penalties related to income tax matters in income tax expense.

Employee Stock Ownership Plan — Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings. Since the ESOP has not acquired shares in advance of allocation to participant accounts, the plan has no unallocated shares.

Earnings/(Loss) Per Common Share — Basic earnings (loss) per common share is net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options and warrants. Earnings (loss) and dividends per share are restated for all stock dividends through the date of issuance of the financial statements.

Loss Contingencies — In the normal course of business, there are various outstanding legal proceedings and claims. In the opinion of management the disposition of such legal proceedings and claims will not materially affect our consolidated financial position, results of operations or liquidity.

Comprehensive Income/(Loss) — Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale and the unrecognized loss on held-to-maturity securities for which an other-than-temporary charge has been recorded, which are also recognized as a separate component of equity, net of tax.

Loan Commitments and Related Financial Instruments — Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Dividend Restriction — Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. For additional information, see Note 14.

Fair Value of Financial Instruments — Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments — Segments are parts of a company evaluated by management with separate financial information. Our internal financial information is primarily reported and evaluated in three lines of business, banking, mortgage banking, and brokerage. These segments are dominated by banking at a magnitude for which separate individual segment disclosures are not required.

Reclassifications — Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year operations or stockholders’ equity.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Adoption of New Accounting Standards — Effective February 2013, we adopted, ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive (ASU 2013-02). This guidance is the culmination of the FASB’s deliberation on reporting reclassification adjustments from accumulated other comprehensive income (AOCI). The amendments in ASU 2013-02 do not change the current requirements for reporting net income or other comprehensive income. However, the amendments require disclosure of amounts reclassified out of AOCI in its entirety, by component, on the face of the statement of operations or in the notes thereto. Amounts that are not required to be reclassified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. This standard was effective for public entities for annual and interim reporting periods beginning after December 15, 2012. The adoption of this update did not have a material impact on the consolidated financial statements.

In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11). Current GAAP does not include explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The adoption of ASU 2013-11 will require an unrecognized tax benefit, or a portion of an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, unless an exception applies. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncement — In January 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-01, Accounting for Investments in Qualified Affordable Housing Projects (ASU 2014-01). ASU 2014-01 permits reporting entities to make an accounting policy election to account for investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense. This new guidance also requires new disclosures for all investors in these projects. ASU 2014-01 is effective for interim and annual reporting periods beginning after December 15, 2014. Upon adoption, the guidance must be applied retrospectively to all periods presented. However, entities that use the effective yield method to account for investments in these projects before adoption may continue to do so for these pre-existing investments. The adoption of ASU 2014-01 is not expected to have a material impact on the consolidated financial statements.

2. REGULATORY MATTERS

Since January 2011, the Bank has operated under Consent Orders with the Federal Deposit Insurance Corporation (“FDIC”) and the Kentucky Department of Financial Institutions (“KDFI”). The initial Consent Order required the Bank to achieve a total capital to risk-weighted assets ratio of 12% and a Tier 1 capital to average total assets ratio of 9%. It also prohibited the Bank from declaring dividends without the prior written approval of the FDIC and KDFI and has required the Bank to develop and implement plans to reduce its level of non-performing assets and concentrations of credit in commercial real estate loans, maintain adequate reserves for loan and lease losses, implement procedures to ensure compliance with applicable laws, and take certain other actions. When the Bank entered into a new Consent Order with the FDIC and KDFI in March 2012, it agreed that should it be unable to reach the required capital levels by June 30, 2012, and if directed in writing by the FDIC, then within 30 days the Bank would develop, adopt and implement a written plan to sell or merge itself into another federally insured financial institution. To date, the Bank has not

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2. REGULATORY MATTERS  – (continued)

received such a written direction. The latest Consent Order also includes the same substantive provisions as the initial Consent Order and requires the Bank to continue to adhere to the plans implemented in response to the initial Consent Order.

Copies of the Consent Orders are included as exhibits to our Form 8-K filed on January 27, 2011 and our 2011 Annual Report on Form 10-K filed March 30, 2012.

In April 2011, the Corporation entered into a formal agreement with the Federal Reserve Bank of St. Louis, which requires the Corporation to obtain regulatory approval before declaring any dividends and to take steps to ensure the Bank complies with the Consent Order. We also may not redeem shares or obtain additional borrowings without prior approval.

The Consent Order and the formal agreement will remain in effect until modified or terminated by the FDIC, KDFI and Federal Reserve Bank of St. Louis.

At December 31, 2013, the Bank’s Tier 1 capital ratio was 7.96% and the total risk-based capital ratio was 13.48% compared to the minimum 9.00% and 12.00% capital ratios required by the Consent Order and compared to 6.53% and 12.21% at December 31, 2012. For the fifth consecutive quarter, we have achieved and maintained the required total risk-based capital ratio. Our Tier 1 capital ratio also improved, but has yet to reach the Consent Order minimum. We are continuing to explore strategic alternatives to achieve and maintain the Tier 1 capital ratio as well as to comply with all of the other terms of the Consent Order.

The Bank is currently designated as a “troubled institution” which status prohibits the Bank from accepting, renewing or rolling over brokered deposits and restricts the amount of interest the Bank may pay on deposits.

Bank regulatory agencies have discretion when an institution does not meet the terms of a regulatory order. The agencies may initiate changes in management, issue mandatory directives, impose monetary penalties or refrain from formal sanctions, depending on individual circumstances. Any material failure to comply with our regulatory orders would likely result in more stringent enforcement actions by the bank regulatory agencies, which could damage our reputation and have a material adverse effect on our business.

On July 6, 2012, we sold our four banking centers in Southern Indiana, receiving a 3.65% premium on the $102.3 million of consumer and commercial deposits at closing. The buyer assumed a total of approximately $115.4 million in non-brokered deposits, which included $13.1 million of government, corporate, other financial institution and municipal deposits for which we received no premium or discount. On July 6, 2012, we also sold approximately $30.4 million in performing loans at a discount of 0.80%. Other assets sold included vault cash of $367,000 and fixed assets of $887,000. The Indiana branch sale resulted in a gain of $3.1 million.

Our plans for 2014 include the following:

•	Continuing to evaluate available strategic options to meet regulatory capital levels and all other requirements of our Consent Order.
•	Continuing to serve our community banking customers and operate the Corporation and the Bank in a safe and sound manner. We have worked diligently to maintain the strength of our retail and deposit franchise.
•	Continuing to reduce expenses and improve our ability to operate in a profitable manner.
•	Continuing to reduce our lending concentration in commercial real estate through expected maturities and repayments.
•	Enhancing our resources dedicated to special asset dispositions, both on a permanent and temporary basis, to accelerate our efforts to dispose of problem assets.
•	Continuing to reduce our inventory of other real estate owned properties.

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3. SECURITIES

The amortized cost basis and fair values of securities are as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:
December 31, 2013:
Government-sponsored collateralized mortgage obligations	$104,390	$86	$(3,660)	$100,816
Government-sponsored mortgage-backed residential	78,204	4	(3,884)	74,324
Corporate bonds	43,818	208	(328)	43,698
Asset backed-collateralized loan obligations	35,113	—	(635)	34,478
State and municipal	11,670	264	(11)	11,923
Commercial mortgage backed	4,097	—	(54)	4,043
Total	$277,292	$562	$(8,572)	$269,282
Securities available-for-sale:
December 31, 2012:
Government-sponsored collateralized mortgage obligations	$148,460	$2,033	$(346)	$150,147
Government-sponsored mortgage-backed residential	144,617	774	(502)	144,889
Corporate bonds	32,567	433	(33)	32,967
State and municipal	11,394	1,324	—	12,718
U.S. government agencies	8,284	7	(13)	8,278
Private asset backed	4,981	151	—	5,132
Total	$350,303	$4,722	$(894)	$354,131

The amortized cost and fair value of securities at December 31, 2013, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale
(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$3,060	$3,063
Due after one year through five years	40,465	40,465
Due after five years through ten years	4,742	4,643
Due after ten years	7,221	7,450
Investment securities with no single maturity date:
Government-sponsored collateralized mortgage obligations	104,390	100,816
Government-sponsored mortgage-backed residential	78,204	74,324
Asset backed-collateralized loan obligations	35,113	34,478
Commercial mortgage backed	4,097	4,043
	$277,292	$269,282

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3. SECURITIES  – (continued)

The following schedule shows the proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales:

	Year Ended December 31,
	2013	2012	2011
	(Dollars in thousands)
Proceeds	$143,781	$216,404	$192,342
Gross realized gains	1,257	3,384	995
Gross realized losses	1,031	1,131	149

Tax expense related to realized gains was $0 for all periods presented.

Investment securities pledged to secure public deposits and Federal Home Loan Bank (FHLB) advances had an amortized cost of $193.0 million and fair value of $185.8 million at December 31, 2013 and a $130.4 million amortized cost and fair value of $132.3 million at December 31, 2012.

Securities with unrealized losses at year end 2013 and 2012 aggregated by major security type and length of time in a continuous unrealized loss position are as follows:

	Less than 12 Months		12 Months or More		Total
December 31, 2013 Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government-sponsored collateralized mortgage obligations	$59,168	$(2,119)	$20,560	$(1,541)	$79,728	$(3,660)
Government-sponsored mortgage-backed residential	59,971	(2,864)	13,215	(1,020)	73,186	(3,884)
Corporate bonds	17,578	(328)	—	—	17,578	(328)
Asset backed-collateralized loan obligations	34,478	(635)	—	—	34,478	(635)
State and municipal	1,865	(11)	—	—	1,865	(11)
Commercial mortgage backed	4,043	(54)	—	—	4,043	(54)
Total temporarily impaired	$177,103	$(6,011)	$33,775	$(2,561)	$210,878	$(8,572)

	Less than 12 Months		12 Months or More		Total
December 31, 2012 Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government-sponsored collateralized mortgage obligations	$33,275	$(346)	$—	$—	$33,275	$(346)
Government-sponsored mortgage-backed residential	82,137	(502)	—	—	82,137	(502)
Corporate bonds	5,731	(33)	—	—	5,731	(33)
U.S. government agencies	3,255	(13)	—	—	3,255	(13)
Total temporarily impaired	$124,398	$(894)	$—	$—	$124,398	$(894)

We evaluate investment securities with significant declines in fair value on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation, to determine whether they should be considered other-than-temporarily impaired under current accounting guidance, which generally provides that if a security is in an unrealized loss position, whether due to general market conditions or industry or issuer-specific factors, the holder of the securities must assess whether the impairment is other-than-temporary.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SECURITIES  – (continued)

In conducting this assessment, the Bank evaluates a number of factors including, but not limited to:

•	The length of time and the extent to which fair value has been less than the amortized cost basis;
•	The Bank’s intent to hold until maturity or sell the debt security prior to maturity;
•	An analysis of whether it is more likely than not that the Bank will be required to sell the debt security before its anticipated recovery;
•	Adverse conditions specifically related to the security, an industry, or a geographic area;
•	The historical and implied volatility of the fair value of the security;
•	The payment structure of the security and the likelihood of the issuer being able to make payments;
•	Failure of the issuer to make scheduled interest or principal payments;
•	Any rating changes by a rating agency; and
•	Recoveries or additional decline in fair value subsequent to the balance sheet date.

Accounting guidance requires entities to split other than temporary impairment charges between credit losses (i.e., the loss based on the entity’s estimate of the decrease in cash flows, including those that result from expected voluntary prepayments), which are charged to earnings, and the remainder of the impairment charge (non-credit component) to accumulated other comprehensive income. This requirement pertains to both debt securities held to maturity and debt securities available for sale.

The unrealized losses on our investment securities were a result of changes in interest rates for fixed-rate securities where the interest rate received is less than the current rate available for new offerings of similar securities. Mortgage backed securities held in our investment portfolio were issued by U.S. government-sponsored entities and agencies, primarily Freddie Mac (“FHLMC”) and Fannie Mae (“FNMA”), institutions that the government has affirmed its commitment to support. Because the decline in market value on our investment securities is attributable to changes in interest rates and not credit quality, and because we do not intend to sell and it is more likely than not that we will not be required to sell these investments until recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2013.

At December 31, 2013, we own Collateralized Loan Obligations (“CLOs”), subject to the Volcker Rule (Rule), with an amortized cost of $34.5 million and an unrealized loss of $635,000. Absent changes to the Rule, we could be required to dispose of these securities prior to July 2015. We believe the unrealized loss reflected results not from credit risk but from interest rate changes and to the uncertainty created by the Rule. We did not intend to sell these securities at year end 2013 and we believe it is more likely than not that we will not be required to sell these securities prior to their recovery. We expect there may be additional regulatory guidance, similar to the interim final rule issued on January 14, 2014 that provided relief to banks to hold certain Trust Preferred Collateralized Debt Obligations, or a legislative ruling that, if they occur, would eliminate the requirement that we dispose of these securities prior to July 2015, or that we will be able to develop structural solutions that can be applied to our CLO securities to bring them into compliance with the final Volcker Rule. In February and March of 2014, we sold 4 of our CLOs to confirm their marketability and evaluate our assessment about their market values. These CLOs had an amortized cost of $14.4 million and an unrealized loss of $233,000 at year end 2013. We realized a loss of $83,000 on these sales. This loss is not reflected in our 2013 financial statements as it is not significant. We do not currently intend to sell additional CLOs and continue to believe that it is more likely than not that we will not be required to sell these securities prior to their recovery.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SECURITIES  – (continued)

We recognized other-than-temporary impairment charges of $26,000 for the expected credit loss during the 2012 period. The 2012 impairment charge was related to Preferred Term Security VI which was called for early redemption in July 2012.

The table below presents a roll-forward of the credit losses recognized in earnings. During 2012, all of our trust preferred securities were either called or sold which represented the remaining balance in the OTTI roll-forward.

(Dollars in thousands)	2012	2011
Beginning balance	$2,078	$1,910
Increases to the amount related to the credit loss for which other-than-temporary impairment was previously recognized	26	168
Sales/call of securities	(2,104)	—
Ending balance	$—	$2,078

4. LOANS

Loans are summarized as follows:

	December 31,
(Dollars in thousands)	2013	2012
Commercial Real Estate (CRE):
Other-CRE other than Land Development and Building Lots	$257,901	$290,424
Land Development	20,476	28,310
Building Lots	1,559	2,151
Residential mortgage	99,344	110,025
Consumer and home equity	54,010	57,888
Commercial	20,621	19,931
Indirect consumer	13,041	16,211
	466,952	524,940
Less:
Net deferred loan origination fees	(90)	(105)
Allowance for loan losses	(9,576)	(17,265)
	(9,666)	(17,370)
Net Loans	$457,286	$507,570

We utilize eligible real estate loans to collateralize advances and letters of credit from the Federal Home Loan Bank. We had $41 million in residential mortgage loans pledged under this arrangement at December 31, 2013 and $50 million in residential mortgage loans pledged at December 31, 2012.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

The following tables present the activity in the allowance for loan losses by portfolio segment for the years ending December 31, 2013, 2012 and 2011:

December 31, 2013 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Beginning Balance	$1,236	$14,815	$501	$442	$271	$17,265
Provision for loan losses	(587)	(2,396)	77	32	(212)	(3,086)
Charge-offs	(166)	(4,215)	(318)	(210)	(118)	(5,027)
Recoveries	57	154	32	45	136	424
Total ending allowance balance	$540	$8,358	$292	$309	$77	$9,576

December 31, 2012 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Beginning Balance	$1,422	$13,830	$922	$610	$397	$17,181
Provision for loan losses	32	7,114	(333)	59	(75)	6,797
Charge-offs	(313)	(6,295)	(88)	(249)	(219)	(7,164)
Recoveries	95	166	—	22	168	451
Total ending allowance balance	$1,236	$14,815	$501	$442	$271	$17,265

December 31, 2011 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Beginning Balance	$1,657	$18,753	$751	$708	$796	$22,665
Provision for loan losses	786	19,798	837	107	(318)	21,210
Allowance associated with probable branch divestiture and probable loan sale	(1)	(5)	(236)	(41)	—	(283)
Charge-offs	(1,093)	(24,987)	(438)	(246)	(188)	(26,952)
Recoveries	73	271	8	82	107	541
Total ending allowance balance	$1,422	$13,830	$922	$610	$397	$17,181

We did not implement any significant changes to our allowance related accounting policies or methodology during the current period.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on the impairment method as of December 31, 2013 and 2012:

December 31, 2013 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$148	$2,603	$3	$32	$—	$2,786
Collectively evaluated for impairment	392	5,755	289	277	77	6,790
Total ending allowance balance	$540	$8,358	$292	$309	$77	$9,576
Loans:
Loans individually evaluated for impairment	$803	$32,911	$3,051	$546	$—	$37,311
Loans collectively evaluated for impairment	19,818	247,025	96,293	53,464	13,041	429,641
Total ending loans balance	$20,621	$279,936	$99,344	$54,010	$13,041	$466,952

December 31, 2012 (Dollars in thousands)	Commercial	Commercial Real Estate	Residential Mortgage	Consumer & Home Equity	Indirect Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$252	$7,593	$86	$51	$—	$7,982
Collectively evaluated for impairment	984	7,222	415	391	271	9,283
Total ending allowance balance	$1,236	$14,815	$501	$442	$271	$17,265
Loans:
Loans individually evaluated for impairment	$1,071	$43,513	$213	$188	$—	$44,985
Loans collectively evaluated for impairment	18,860	277,372	109,812	57,700	16,211	479,955
Total ending loans balance	$19,931	$320,885	$110,025	$57,888	$16,211	$524,940

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

The following tables’ present loans individually evaluated for impairment by class of loans as of December 31, 2013, 2012 and 2011. The difference between the unpaid principal balance and recorded investment represents partial write downs/charge offs taken on individual impaired credits. The recorded investment and average recorded investment in loans excludes accrued interest receivable and loan origination fees.

December 31, 2013 (Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Commercial	$679	$475	$—	$747	$21	$21
Commercial Real Estate:
Land Development	2,014	1,989	—	2,898	139	139
Building Lots	477	212	—	212	—	—
Other	25,441	21,864	—	17,934	754	754
Residential Mortgage	3,119	2,992	—	2,368	63	63
Consumer and Home Equity	478	478	—	330	10	10
Indirect Consumer	—	—	—	—	—	—
With an allowance recorded:
Commercial	328	328	148	314	9	9
Commercial Real Estate:
Land Development	2,206	2,206	1,581	2,538	121	121
Building Lots	—	—	—	—	—	—
Other	6,640	6,640	1,021	16,512	694	694
Residential Mortgage	59	59	3	312	8	8
Consumer and Home Equity	68	68	33	229	7	7
Indirect Consumer	—	—	—	—	—	—
Total	$41,509	$37,311	$2,786	$44,394	$1,826	$1,826

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

December 31, 2012 (Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Commercial	$588	$588	$—	$1,070	$39	$39
Commercial Real Estate:
Land Development	5,595	4,873	—	5,728	237	237
Building Lots	477	212	—	810	14	14
Other	22,121	16,500	—	25,051	961	961
Residential Mortgage	—	—	—	—	—	—
Consumer and Home Equity	—	—	—	—	—	—
Indirect Consumer	—	—	—	—	—	—
With an allowance recorded:
Commercial	483	483	252	564	21	21
Commercial Real Estate:
Land Development	2,674	2,674	899	2,436	101	101
Building Lots	—	—	—	191	3	3
Other	19,254	19,254	6,694	20,075	772	772
Residential Mortgage	213	213	86	1,191	24	24
Consumer and Home Equity	188	188	51	260	6	6
Indirect Consumer	—	—	—	54	1	1
Total	$51,593	$44,985	$7,982	$57,430	$2,179	$2,179

December 31, 2011 (Dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance recorded:
Commercial	$2,154	$2,154	$—	$1,808	$86	$86
Commercial Real Estate:
Land Development	12,719	7,124	—	8,336	203	203
Building Lots	3,662	1,305	—	522	2	2
Other	36,475	32,337	—	37,038	1,471	1,471
Residential Mortgage	—	—	—	—	—	—
Consumer and Home Equity	—	—	—	—	—	—
Indirect Consumer	—	—	—	—	—	—
With an allowance recorded:
Commercial	1,076	1,076	410	1,210	57	57
Commercial Real Estate:
Land Development	2,952	2,952	442	8,438	206	206
Building Lots	477	477	265	1,894	6	6
Other	17,518	17,150	2,696	24,697	982	982
Residential Mortgage	1,802	1,681	481	1,648	19	19
Consumer and Home Equity	193	193	109	261	—	—
Indirect Consumer	123	123	39	134	—	—
Total	$79,151	$66,572	$4,442	$85,986	$3,032	$3,032

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

The following tables present the recorded investment in restructured, nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2013 and 2012.

December 31, 2013 (Dollars in thousands)	Restructured on Non-Accrual Status	Restructured on Accrual Status	Restructured Loans Past Due Over 90 Days Still Accruing	Loans Past Due Over 90 Days Still Accruing	Non-Accrual Excluding Restructured
Commercial	$—	$178	$—	$—	$421
Commercial Real Estate:
Land Development	—	1,687	—	—	302
Building Lots	—	—	—	—	212
Other	986	17,025	4,780	2,226	6,443
Residential Mortgage	301	—	—	—	1,532
Consumer and Home Equity	23	73	—	—	156
Indirect Consumer	—	—	—	—	30
Total	$1,310	$18,963	$4,780	$2,226	$9,096

December 31, 2012 (Dollars in thousands)	Restructured on Non-Accrual Status	Restructured on Accrual Status	Restructured Loans Past Due Over 90 Days Still Accruing	Loans Past Due Over 90 Days Still Accruing	Non-Accrual Excluding Restructured
Commercial	$31	$221	$—	$—	$562
Commercial Real Estate:
Land Development	675	3,053	—	—	695
Building Lots	—	170	—	—	212
Other	9,047	19,080	—	—	9,356
Residential Mortgage	—	303	—	—	827
Consumer and Home Equity	—	24	—	—	37
Indirect Consumer	—	—	—	—	13
Total	$9,753	$22,851	$—	$—	$11,702

The following tables present the aging of the unpaid principal in past due loans as of December 31, 2013 and 2012 by class of loans:

December 31, 2013 (Dollars in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$—	$—	$421	$421	$20,200	$20,621
Commercial Real Estate:
Land Development	—	—	302	302	20,174	20,476
Building Lots	—	—	212	212	1,347	1,559
Other	5,250	6,213	13,442	24,905	232,996	257,901
Residential Mortgage	1,446	511	1,053	3,010	96,334	99,344
Consumer and Home Equity	430	23	117	570	53,440	54,010
Indirect Consumer	211	55	22	288	12,753	13,041
Total	$7,337	$6,802	$15,569	$29,708	$437,244	$466,952

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

December 31, 2012 (Dollars in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial	$—	$95	$562	$657	$19,274	$19,931
Commercial Real Estate:
Land Development	361	—	1,228	1,589	26,721	28,310
Building Lots	—	—	212	212	1,939	2,151
Other	1,264	1,239	13,449	15,952	274,472	290,424
Residential Mortgage	3,588	995	827	5,410	104,615	110,025
Consumer and Home Equity	351	255	45	651	57,237	57,888
Indirect Consumer	246	130	13	389	15,822	16,211
Total	$5,810	$2,714	$16,336	$24,860	$500,080	$524,940

Troubled Debt Restructurings:

We have allocated $1.1 million and $3.1 million of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2013 and December 31, 2012. We are not committed to lend additional funds to debtors whose loans have been modified in a troubled debt restructuring. Specific reserves are generally assessed prior to loans being modified as a TDR, as most of these loans migrate from our internal watch list and have been specifically reserved for as part of our normal reserving methodology.

During the periods ending December 31, 2013 and 2012, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan were for periods ranging from six months to one year. Modifications involving an extension of the maturity date were for periods ranging from three to six months.

The following tables’ present loans by class modified as troubled debt restructurings that occurred during the years ending December 31, 2013 and 2012:

December 31, 2013 (Dollars in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial	—	$—	$—
Commercial Real Estate:
Land Development	—	—	—
Building Lots	—	—	—
Other	5	3,485	3,485
Residential Mortgage	—	—	—
Consumer and Home Equity	2	73	73
Indirect Consumer	—	—	—
Total	7	$3,558	$3,558

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

December 31, 2012 (Dollars in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial	2	$58	$58
Commercial Real Estate:
Land Development	3	3,727	3,586
Building Lots	2	171	171
Other	6	6,508	6,508
Residential Mortgage	—	—	—
Consumer and Home Equity	—	—	—
Indirect Consumer	—	—	—
Total	13	$10,464	$10,323

The troubled debt restructurings described above increased the allowance for loan losses allocated to troubled debt restructurings by $53,000 and $197,000 during the years ending December 31, 2013 and 2012. The troubled debt restructurings described above resulted in charge-offs of $0 and $141,000 during the years ending December 31, 2013 and 2012.

The following tables’ present loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the years ending December 31, 2013 and 2012:

December 31, 2013 (Dollars in thousands)	Number of Loans	Recorded Investment
Troubled Debt Restructurings:
Commercial	—	$—
Commercial Real Estate:
Land Development	—	—
Building Lots	—	—
Other	1	4,780
Residential Mortgage	—	—
Consumer and Home Equity	—	—
Indirect Consumer	—	—
Total	1	$4,780

December 31, 2012 (Dollars in thousands)	Number of Loans	Recorded Investment
Troubled Debt Restructurings:
Commercial	—	$—
Commercial Real Estate:
Land Development	2	2,862
Building Lots	—	—
Other	1	7,531
Residential Mortgage	—	—
Consumer and Home Equity	—	—
Indirect Consumer	—	—
Total	3	$10,393

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

For disclosure purposes, a loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under our internal underwriting policy.

The troubled debt restructurings that subsequently defaulted described above resulted in a reversal of provision for loan losses of $111,000 and increased the allowance for loan losses by $1.6 million during the years ending December 31, 2013 and 2012. The troubled debt restructurings that subsequently defaulted described above resulted in charge offs of $0 and $2.2 million for the years ending December 31, 2013 and 2012.

Credit Quality Indicators:

We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. We analyze loans individually by classifying the loans as to credit risk. This analysis includes commercial and commercial real estate loans. We also evaluate credit quality on residential mortgage, consumer and home equity and indirect consumer loans based on the aging status and payment activity of the loan. This analysis is performed on a monthly basis. We use the following definitions for risk ratings:

Criticized:  Loans classified as criticized have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in our credit position at some future date.

Substandard:  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful:  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss:  Loans classified as loss are considered non-collectible and their continuance as bankable assets is not warranted.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are included in groups of homogeneous loans. For our residential mortgage, consumer and home equity, and indirect consumer homogeneous loans, we also evaluate credit quality based on the aging status of the loan, which was previously presented, and by payment activity.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. LOANS  – (continued)

As of December 31, 2013 and 2012, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

December 31, 2013 (Dollars in thousands)	Not Rated	Pass	Criticized	Substandard	Doubtful	Loss	Total
Commercial	$—	$19,289	$470	$862	$—	$—	$20,621
Commercial Real Estate:
Land Development	—	15,484	2,484	2,508	—	—	20,476
Building Lots	—	906	441	212	—	—	1,559
Other	—	213,719	13,920	30,262	—	—	257,901
Residential Mortgage	95,351	—	942	3,051	—	—	99,344
Consumer and Home Equity	53,407	—	72	531	—	—	54,010
Indirect Consumer	12,988	—	—	53	—	—	13,041
Total	$161,746	$249,398	$18,329	$37,479	$—	$—	$466,952

December 31, 2012 (Dollars in thousands)	Not Rated	Pass	Criticized	Substandard	Doubtful	Loss	Total
Commercial	$—	$16,736	$2,000	$1,195	$—	$—	$19,931
Commercial Real Estate:
Land Development	—	17,744	3,059	7,507	—	—	28,310
Building Lots	—	1,447	492	212	—	—	2,151
Other	—	235,954	18,297	36,173	—	—	290,424
Residential Mortgage	105,148	—	442	4,435	—	—	110,025
Consumer and Home Equity	56,593	—	569	726	—	—	57,888
Indirect Consumer	16,129	—	10	72	—	—	16,211
Total	$177,870	$271,881	$24,869	$50,320	$—	$—	$524,940

The following tables present the unpaid principal balance in residential mortgage, consumer and home equity and indirect consumer loans based on payment activity as of December 31, 2013 and 2012:

December 31, 2013 (Dollars in thousands)	Residential Mortgage	Consumer & Home Equity	Indirect Consumer
Performing	$97,511	$53,831	$13,011
Restructured on non-accrual	301	23	—
Non-accrual	1,532	156	30
Total	$99,344	$54,010	$13,041

December 31, 2012 (Dollars in thousands)	Residential Mortgage	Consumer & Home Equity	Indirect Consumer
Performing	$109,198	$57,851	$16,198
Restructured on non-accrual	—	—	—
Non-accrual	827	37	13
Total	$110,025	$57,888	$16,211

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. REAL ESTATE ACQUIRED THROUGH FORECLOSURE

A summary of the real estate acquired through foreclosure activity is as follows:

	December 31,
(Dollars in thousands)	2013	2012	2011
Beginning balance, January 1,	$22,286	$29,083	$25,807
Additions	8,713	18,100	19,416
Net proceeds from sale of properties	(17,076)	(19,250)	(6,877)
Writedowns	(2,185)	(5,147)	(9,263)
Change in valuation allowance	(81)	(500)	—
Ending balance	$11,657	$22,286	$29,083

Real estate acquired through foreclosure expense which consists primarily of property management expenses was $1.8 million, $3.7 million and $1.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The increase in real estate acquired through foreclosure expense for the year ended December 31, 2012 was primarily due to a $1.5 million termination fee recorded in the second quarter that was related to the termination of a property investment and management agreement on a residential development held in other real estate owned.

A summary of the real estate acquired through foreclosure valuation allowance activity is as follows:

	Year Ended December 31,
(Dollars in thousands)	2013	2012
Beginning balance	$500	$—
Provision	427	500
Writedowns and loss on sale	(346)	—
Ending balance	$581	$500

6. FAIR VALUE

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

We used the following methods and significant assumptions to estimate the fair value.

Available-for-sale securities:  The fair values of some corporate bonds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). For securities where quoted prices are not available, fair values are calculated on market prices of similar securities or determined by a matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FAIR VALUE  – (continued)

Impaired Loans:  At the time a loan is considered impaired, it is valued at the lower of cost or fair value. Impaired loans carried at fair value generally receive specific allocations of the allowance for loan losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Once a loan is considered impaired, it is evaluated by a member of the Credit Department on at least a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned:  Assets acquired through or instead of loan foreclosure and bank lots held for sale are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by us. Once received, a member of the Credit Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with via independent data sources such as recent market data or industry-wide statistics.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

(Dollars in thousands)	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Government-sponsored collateralized mortgage obligations	$100,816	$—	$100,816	$—
Government-sponsored mortgage-backed residential	74,324	—	74,324	—
Corporate bonds	43,698	10,768	32,930	—
Asset backed-collateralized loan obligations	34,478	—	34,478	—
State and municipal	11,923	—	11,923	—
Commercial mortgage backed	4,043	—	4,043	—
Total	$269,282	$10,768	$258,514	$—

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FAIR VALUE  – (continued)

(Dollars in thousands)	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Government-sponsored collateralized mortgage obligations	$150,147	$—	$150,147	$—
Government-sponsored mortgage-backed residential	144,889	—	144,889	—
Corporate bonds	32,967	—	32,967	—
State and municipal	12,718	—	12,718	—
U.S. government agencies	8,278	—	8,278	—
Private asset backed	5,132	—	5,132	—
Total	$354,131	$—	$354,131	$—

The following transfers between Level 1 and Level 2 occurred during 2013 due to the corporate bonds being actively traded in the open market: There were no transfers between Level 1 and Level 2 during 2012.

(Dollars in thousands)	Year Ended December 31, 2013
Transfer from Level 2 to Level 1:
Corporate bonds	$5,103

We conduct a review of fair value hierarchy classifications on a quarterly basis. Reclassification of certain financial instruments may occur when input observability changes.

The table below presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2012. The Level 3 assets consist of trust preferred securities which were called or sold in the fourth quarter of 2012. We did not have any Level 3 assets measured at fair value on a recurring basis at December 31, 2013.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(Dollars in thousands)	Year Ended December 31, 2012
Beginning balance	$264
Total gains or losses:
Impairment charges on securities	—
Included in other comprehensive income	18
Purchases	—
Sales or calls	(282)
Settlements	—
Transfers in and/or out of Level 3	—
Ending balance	$—

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FAIR VALUE  – (continued)

The table below summarizes changes in unrealized gains and losses recorded in earnings for the year ended December 31 for Level 3 assets and liabilities that are still held at December 31.

(Dollars in thousands)	Changes in Unrealized Gains/Losses Relating to Assets Still Held at Reporting Date for the Year Ended December 31, 2011
Interest income on securities	$—
Other changes in fair value	83
Total	$83

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis are summarized below:

(Dollars in thousands)	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
Commercial	$180	$—	$—	$180
Commercial Real Estate:
Land Development	625	—	—	625
Other	5,619	—	—	5,619
Residential Mortgage	56	—	—	56
Consumer and Home Equity	35	—	—	35
Real estate acquired through foreclosure:
Commercial Real Estate:
Land Development	947	—	—	947
Other	2,667	—	—	2,667
Residential Mortgage	634	—	—	634
Other real estate owned:
Bank Lots	792	—	—	792

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FAIR VALUE  – (continued)

(Dollars in thousands)	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans:
Commercial	$231	$—	$—	$231
Commercial Real Estate:
Land Development	1,775	—	—	1,775
Other	12,560	—	—	12,560
Residential Mortgage	127	—	—	127
Consumer and Home Equity	137	—	—	137
Real estate acquired through foreclosure:
Commercial Real Estate:
Land Development	2,459	—	—	2,459
Building Lots	2,220	—	—	2,220
Other	8,350	—	—	8,350
Residential Mortgage	224	—	—	224

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $9.3 million and $22.9 million, with a valuation allowance of $2.8 million and $8.0 million, resulting in a reversal of provision for loan losses of $2.6 million and an additional provision for loan losses of $3.6 million for the 2013 and 2012 periods respectively.

Values for collateral dependent loans are generally based on appraisals obtained from licensed real estate appraisers and in certain circumstances consideration of offers obtained to purchase properties prior to foreclosure. Appraisals for commercial real estate generally use three methods to derive value: cost, sales or market comparison and income approach. The cost method bases value on the estimated cost to replace the current property after considering adjustments for depreciation. Values of the market comparison approach evaluate the sales price of similar properties in the same market area. The income approach considers net operating income generated by the property and an investors required return. The final value is a reconciliation of these three approaches and takes into consideration any other factors management deems relevant to arrive at a representative fair value.

Real estate owned acquired through foreclosure is recorded at fair value less estimated selling costs at the date of foreclosure. Fair value is based on the appraised market value of the property. Many of the appraisals utilize an income approach, such as the discounted cash flow method, to estimate future income and profits or cash flows. Appraisals may also utilize a single valuation approach or a combination of approaches including a market comparison approach, where prices and other relevant information generated by market transactions involving identical or comparable properties are used to determine fair value. The fair value may be subsequently reduced if the estimated fair value declines below the original appraised value. Fair value adjustments of $2.2 million and $5.1 million were made to real estate owned during the periods ended December 31, 2013 and 2012 respectively.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FAIR VALUE  – (continued)

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2013.

(Dollars in thousands)	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans:
Commercial Real Estate:
Land Development	625	Sales comparison approach	Adjustment for differences between comparable sales	3.10% – 18.00% (15.98%)
Other	5,194	Income approach	Discount or capitalization rate	8.50% – 9.00% (8.84%)
Residential Mortgage	56	Sales comparison approach	Adjustment for differences between comparable sales	3.00% (1)
Consumer and Home Equity	35	Sales comparison approach	Adjustment for differences between comparable sales	2.10% – 2.25% (2.20%)
Real estate acquired through foreclosure:
Commercial Real Estate:
Land Development	919	Income approach	Discount or capitalization rate	7.40% – 29.00% (21.33%)
	28	Sales comparison approach	Adjustment for differences between comparable sales	0.00% (1)
Other	1,626	Income approach	Discount or capitalization rate	9.40% – 10.00% (9.80%)
	1,041	Sales comparison approach	Adjustment for differences between comparable sales	8.00% – 25.00% (19.73%)
Residential Mortgage	634	Sales comparison approach	Adjustment for differences between comparable sales	0.00% – 13.00% (2.08%)
Real estate owned:
Bank Lots	792	Sales comparison approach	Adjustment for differences between comparable sales	10.00% (1)

(1)	Unobservable inputs with a single discount listed include only one property.

Fair Value of Financial Instruments

The estimated fair value of financial instruments, not previously presented, is as follows:

(Dollars in thousands)	Carrying Value	December 31, 2013 Fair Value Measurements
		Total	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$65,988	$65,988	$6,596	$59,392	$—
Mortgage loans held for sale	470	478	—	478	—
Loans, net	450,771	453,592	—	—	453,592
Accrued interest receivable	2,224	2,224	—	1,136	1,088
FHLB stock	4,430	N/A	N/A	N/A	N/A
Financial liabilities:
Deposits	783,487	733,515	—	733,515	—
Advances from Federal Home Loan Bank	12,389	13,315	—	13,315	—
Subordinated debentures	18,000	13,038	—	—	13,038
Accrued interest payable	4,485	4,485	—	4,485	—

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FAIR VALUE  – (continued)

(Dollars in thousands)	Carrying Value	December 31, 2012 Fair Value Measurements
		Total	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$63,103	$63,103	$6,468	$56,635	$—
Mortgage loans held for sale	3,887	3,967	—	3,967	—
Loans, net	492,740	493,998	—	—	493,998
Accrued interest receivable	2,690	2,690	—	1,350	1,340
FHLB stock	4,805	N/A	N/A	N/A	N/A
Financial liabilities:
Deposits	922,620	934,637	—	934,637	—
Advances from Federal Home Loan Bank	12,596	13,944	—	13,944	—
Subordinated debentures	18,000	12,695	—	—	12,695
Accrued interest payable	3,121	3,121	—	3,121	—

The methods and assumptions, not previously presented, used to estimate fair values are described below:

(a) Cash and due from banks

The carrying amount of cash on hand approximates fair value and is classified as a Level 1. The carrying amount of cash due from bank accounts is classified as a Level 2.

(b) Mortgage loans held for sale

The fair value of mortgage loans held for sale is estimated based upon the binding contracts and quotes from third party investors resulting in a Level 2 classification.

(c) Loans, net

Fair values of loans are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(d) FHLB Stock

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(e) Deposits

The carrying amounts of variable rate interest bearing deposits approximate their fair values at the reporting date resulting in a Level 2 classification. Fair values for fixed rate interest bearing deposits are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(f) Advances from Federal Home Loan Bank

The fair value of the FHLB advances is obtained from the FHLB and is calculated by discounting contractual cash flow using an estimated interest rate based on the current rates available to us for debt of similar remaining maturities and collateral terms resulting in a Level 2 classification.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. FAIR VALUE  – (continued)

(g) Subordinated debentures

The fair value for subordinated debentures is calculated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

(h) Accrued interest receivable/payable

The carrying amounts of accrued interest approximate fair value resulting in a Level 2 or Level 3 classification based on the level of the asset or liability with which the accrual is associated.

(i) Off-balance Sheet Instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

7. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31,
(Dollars in thousands)	2013	2012
Land	$4,360	$6,654
Buildings	25,455	25,567
Furniture, fixtures and equipment	12,350	12,320
	42,165	44,541
Less accumulated depreciation	(18,392)	(17,493)
	$23,773	$27,048

Three properties with an original cost of $1.7 million are no longer being held for future branch expansion. As of December 31, 2013, these properties are held for sale and have been moved to other real estate owned-bank lots.

Depreciation expense was $1,425,000, $1,554,000 and $1,638,000 for 2013, 2012 and 2011, respectively.

Certain premises are leased under various operating leases. Lease expense was $649,000, $703,000 and $679,000, for the years ended December 31, 2013, 2012 and 2011, respectively. Future minimum commitments under these leases are:

(Dollars in thousands)	Year Ended December 31,
2014	$615
2015	615
2016	589
2017	466
2018	472
Thereafter	5,610
$8,367

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS

Acquired intangible assets were as follows at year end:

(Dollars in thousands)	December 31, 2012			December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Sold	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Core deposit intangibles	$1,910	$1,323	$587	$1,910	$1,196
Other customer relationship intangibles	669	409	260	669	364
	$2,579	$1,732	$847	$2,579	$1,560

All of the acquired intangible assets listed above were fully amortized with the branch divesture in 2012. Aggregate amortization expense was $172,000 and $370,000 for 2012 and 2011.

9. DEPOSITS

Time deposits of $100,000 or more were $147.5 million and $231.4 million at December 31, 2013 and 2012. At December 31, 2013, scheduled maturities of time deposits are as follows:

(Dollars in thousands)	Amount
2014	$158,041
2015	65,486
2016	32,289
2017	16,024
2018	13,258
Thereafter	42,852
$327,950

Brokered deposits totaled $27.3 million and $56.9 million at year end 2013 and 2012. Brokered deposits that are scheduled to mature within the next twelve months are $8.6 million. Due to our agreement with bank regulatory agencies, we are not allowed to accept, renew or rollover brokered deposits (including deposits through the CDARs program) without prior regulatory approval.

10. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at year-end are as follows:

	December 31,
	2013		2012
(Dollars in Thousands)	Weighted- Average Rate	Amount	Weighted- Average Rate	Amount
Fixed rate advances:
Convertible fixed rate advance with an interest rate of 4.02% due 2017	4.02%	$10,000	4.02%	$10,000
Other fixed rate advances with interest rates from 4.19% to 5.72% due through 2026	4.85%	2,389	4.87%	2,596
Total borrowings		$12,389		$12,596

Our convertible fixed rate advance is fixed for a two year period. At the end of the fixed rate term and quarterly thereafter, the FHLB has the right to convert the advance to a variable rate advance tied to the three-month LIBOR index. Upon conversion, we can prepay the advance at no penalty. During the third quarter of 2012, we prepaid a $10.0 million convertible fixed rate advance with an interest rate of 3.99% and a scheduled maturity date of 2014. We also prepaid a $5.0 million convertible fixed rate advance with an

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. ADVANCES FROM FEDERAL HOME LOAN BANK  – (continued)

interest rate of 4.22% and a scheduled maturity date of 2017. In connection with these transactions, we incurred $1.5 million in prepayment penalties. We prepaid these advances to decrease our cost of funds and improve interest income. Advances from the FHLB are secured by our stock in the FHLB, certain securities and substantially all of our first mortgage loans on an individual basis. At December 31, 2013, we had $41.2 million in loans pledged under this arrangement and sufficient collateral available to borrow, approximately, an additional $20.2 million in advances from the FHLB.

The aggregate minimum annual repayments of borrowings as of December 31, 2013 are as follows:

(Dollars in thousands)
2014	$222
2015	505
2016	345
2017	10,365
2018	454
Thereafter	498
$12,389

11. SUBORDINATED DEBENTURES

Two trust subsidiaries of First Financial Service Corporation have together issued a total of $18 million trust preferred securities. The subsidiaries have loaned the sales proceeds from these issuances to us in exchange for junior subordinated deferrable interest debentures. We are not considered the primary beneficiary of these trusts, which are variable interest entities. Therefore the trusts are not consolidated in our financial statements. Rather, the subordinated debentures we have issued to them are shown as a liability. Our investment in the common stock of the trusts was $310,000.

The subordinated debentures are considered as Tier 1 capital or Tier 2 capital for the Corporation under current regulatory guidelines. Capital received from the proceeds of the sale of trust preferred securities cannot constitute more than 25% of the total core capital of the Corporation. The amount of subordinated debentures in excess of the 25% limitation constitutes Tier 2 capital for the Corporation. We have the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

In 2008, one such trust subsidiary issued $8.0 million in trust preferred securities and loaned the sales proceeds to us, which we used to finance the purchase of our Indiana banking operations. The subordinated debentures we issued to the trust mature on June 24, 2038, can be called at par in whole or in part on or after June 24, 2018, and pay a fixed rate of 8% for thirty years.

In 2007, the other trust subsidiary issued 30 year cumulative trust preferred securities totaling $10 million at a 10 year fixed rate of 6.69% adjusting quarterly thereafter at LIBOR plus 160 basis points. These securities mature on March 22, 2037, and can be called at par in whole or in part on or after March 15, 2017.

On October 29, 2010, we exercised our right to defer regularly scheduled interest payments on both issues of junior subordinated notes relating to outstanding trust preferred securities. Together, the junior subordinated notes had an outstanding principal amount of $18 million. We have the right to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. After such period, we must pay all deferred interest and resume quarterly interest payments or we will be in default. During the deferral period, the statutory trusts, which are wholly owned subsidiaries of First Financial Service Corporation formed to issue the trust preferred securities, will likewise suspend the declaration and payment of dividends on the trust preferred securities. The regular scheduled interest payments will continue to be accrued for payment in the future and reported as an expense for financial statement purposes. As of December 31, 2013, we have deferred a total of thirteen quarterly payments and these accrued but unpaid interest payments totaled $4.4 million.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. PREFERRED STOCK

On January 9, 2009, we issued $20 million of cumulative perpetual preferred shares, with a liquidation preference of $1,000 per share (the “Senior Preferred Shares”) to the United States Treasury under its Capital Purchase Program (“CPP”). The Senior Preferred Shares constitute Tier 1 capital and rank senior to our common shares. The Senior Preferred Shares paid cumulative dividends quarterly at a rate of 5% per year for the first five years and then reset to 9% per year on January 9, 2014. The Senior Preferred Shares may be redeemed at any time, subject to prior approval from bank regulatory agencies. We also have the ability to defer dividend payments at any time, at our option.

Under the terms of our CPP stock purchase agreement, we also issued the Treasury a warrant to purchase an amount of our common stock equal to 15% of the aggregate amount of the Senior Preferred Shares, or $3 million. The warrant entitles Treasury to purchase 215,983 common shares at a purchase price of $13.89 per share. The initial exercise price for the warrant and the number of shares subject to the warrant were determined by reference to the market price of our common stock calculated on a 20-day trailing average as of December 8, 2008, the date Treasury approved our application. The warrant has a term of 10 years and is potentially dilutive to earnings per share.

Effective with the fourth quarter of 2010, we suspended payment of regular quarterly cash dividends on our Senior Preferred Shares. The dividends will continue to be accrued for payment in the future and reported as a preferred dividend requirement that is deducted from income attributable to common shareholders for financial statement purposes. As of December 31, 2013, we have deferred a total of thirteen quarterly payments and these accrued but unpaid dividends totaled $3.5 million.

Participation in the CPP requires a participating institution to comply with a number of restrictions and provisions, including standards for executive compensation and corporate governance that apply only as long as the Senior Preferred Shares are held by Treasury and limitations on share repurchases and the declaration and payment of dividends on common shares. The standard terms of the CPP require that a participating financial institution limit the payment of dividends to the most recent quarterly amount prior to October 14, 2008, which is $0.19 per share in our case. This dividend limitation will remain in effect until the preferred shares are retired though subject to the Consent Order discussed in Note 2.

On April 29, 2013, Treasury sold our Senior Preferred Shares to six funds in an auction. Following the sale, the full $20 million stated value of our Senior Preferred Shares remains outstanding and our obligation to pay deferred and future dividends, at the current 9% annual rate, continues until our Senior Preferred Shares are fully retired.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAXES

We file a consolidated federal income tax return and income tax is apportioned among all companies based on their taxable income or loss. Provision for income taxes is as follows:

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Current	$3	$(18)	$(2,853)
Deferred	4,967	(906)	(3,179)
Net Operating Loss	(5,441)	(2,907)	(5,269)
	(471)	(3,831)	(11,301)
Valuation allowance	474	3,813	8,318
Total income tax expense/(benefit)	$3	$(18)	$(2,983)

The provision for income taxes differs from the amount computed at the statutory rates as follows:

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Federal statutory rate	34.0%	34.0%	34.0%
Change in valuation allowance	63.7	(45.3)	(31.8)
Tax-exempt interest income	(10.4)	1.2	1.3
Increase in cash surrender value of life insurance	(16.8)	1.5	0.4
Stock option expense	6.9	(0.5)	(0.1)
Low income Housing tax credits	(76.9)	12.7	7.1
Other	(0.2)	(3.4)	0.5
Effective rate	0.3%	0.2%	11.4%

The calculation for the income tax provision or benefit generally does not consider the tax effects of changes in other comprehensive income, or OCI, which is a component of stockholders’ equity on the balance sheet. However, an exception is provided in certain circumstances, such as when there is a full valuation allowance against net deferred tax assets, there is a loss from continuing operations and income in other components of the financial statements. In such a case, pre-tax income from other categories, such as changes in OCI, must be considered in determining a tax benefit to be allocated to the loss from continuing operations. For the years ended December 31, 2013, 2012 and 2011 this resulted in $0, $0 and $3.1 million of income tax benefit allocated to continuing operations.

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a full valuation allowance, we considered various factors including our five year cumulative loss position, the level of our non-performing assets, our inability to meet our forecasted levels of assets and operating results in 2013, 2012 and 2011 and our non-compliance with the capital requirements of our Consent Order. These factors represent the most significant negative evidence that we considered in concluding that a valuation allowance was necessary at December 31, 2013 and December 31, 2012.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAXES  – (continued)

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred income taxes relate to the following:

	December 31,
(Dollars in thousands)	2013	2012
Deferred tax assets:
Allowance for loan losses	$3,308	$5,965
Net operating loss carryforward	13,617	8,176
AMT credit carryforward	196	196
Low income housing credits	3,494	2,922
Net unrealized loss on securities available-for-sale	2,726	—
Intangibles and fair value adjustments	—	120
Writedowns of real estate owned	1,226	3,917
Nonaccrual loan interest	805	1,253
Accrued liabilities and other	423	230
Total deferred tax assets	25,795	22,779
Deferred tax liabilities:
Depreciation	1,848	1,982
Net unrealized gain on securities available-for-sale	—	1,299
Federal Home Loan Bank stock	1,049	1,049
Deferred gain on like-kind exchange	4	4
Other	240	290
Total deferred tax liabilities	3,141	4,624
Net temporary differences	22,654	18,155
Valuation allowance	(22,654)	(18,155)
Net deferred tax assets	$—	$—

At December 31, 2013, we had net operating loss carryforwards of $39 million which begin to expire in 2032.

We file a consolidated U.S. federal income tax return and the Corporation files income tax returns in Kentucky, Indiana and Tennessee. The Bank is subject to federal income tax and state income tax in Indiana and Tennessee. These returns are subject to examination by taxing authorities for all years after 2009.

There were no unrecognized tax benefits at December 31, 2013 and we do not expect the total of unrecognized tax benefits to significantly increase in the next twelve months.

Federal income tax laws provided savings banks with additional bad debt deductions through 1987, totaling $9.3 million for us. Accounting standards do not require a deferred tax liability to be recorded on this amount, which would otherwise total $3.2 million at December 31, 2013 and 2012. If we were liquidated or otherwise ceased to be a bank or if tax laws were to change, the $3.2 million would be recorded as a liability with an offset to expense.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. STOCKHOLDERS’ EQUITY

Regulatory Capital Requirements — The Corporation and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined).

As a result of the Consent Order the Bank entered into with the FDIC and KDFI described in greater detail in Note 2, the Bank is categorized as a “troubled institution” by bank regulators, which by definition does not permit the Bank to be considered “well-capitalized”.

On March 9, 2012, the Bank entered into a new Consent Order with the FDIC and KDFI. The 2012 Consent Order requires the Bank to achieve the same minimum capital ratios mandated by the January 2011 Consent Order, which are set forth below. See Note 2 for additional information.

Our actual and required capital amounts and ratios are presented below.

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		Required by Consent Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013:
Total risk-based capital (to risk-weighted assets)
Consolidated	$68,477	12.13%	$45,174	8.00%	$67,761	12.00%
Bank	76,147	13.48	45,177	8.00	67,765	12.00
Tier I capital (to risk-weighted assets)
Consolidated	58,036	10.28	22,587	4.00	N/A	N/A
Bank	69,057	12.23	22,588	4.00	N/A	N/A
Tier I capital (to average assets)
Consolidated	58,036	6.68	34,737	4.00	78,158	9.00
Bank	69,057	7.96	34,706	4.00	78,088	9.00

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. STOCKHOLDERS’ EQUITY  – (continued)

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		Required by Consent Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:
Total risk-based capital (to risk-weighted assets)
Consolidated	$68,791	11.36%	$48,438	8.00%	$72,657	12.00%
Bank	73,951	12.21	48,439	8.00	72,658	12.00
Tier I capital (to risk-weighted assets)
Consolidated	57,471	9.49	24,219	4.00	N/A	N/A
Bank	66,256	10.94	24,219	4.00	N/A	N/A
Tier I capital (to average assets)
Consolidated	57,471	5.67	40,580	4.00	91,304	9.00
Bank	66,256	6.53	40,608	4.00	91,368	9.00

(b) Dividend Restrictions — Our principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. The Bank’s Consent Order with the FDIC and KDFI requires us to obtain the consent of the Regional Director of the FDIC and the Commissioner of the KDFI to declare and pay cash dividends. The Corporation has also entered into an agreement with the Federal Reserve to obtain regulatory approval before declaring any dividends. The Corporation may not redeem shares or borrow funds without prior approval.

(c) Liquidation Account — In connection with our conversion from mutual to stock form of ownership during 1987, we established a “liquidation account”, currently in the amount of $608,000 for the purpose of granting to eligible deposit account holders a priority in the event of future liquidation. Only in such an event, an eligible account holder who continues to maintain a deposit account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account decreases in an amount proportionately corresponding to decreases in the deposit account balances of the eligible account holders.

(d) Capital Purchase Program — On January 9, 2009, we sold $20 million of Senior Preferred Shares to the U.S. Treasury under the terms of its Capital Purchase Plan. The Senior Preferred Shares constitute Tier 1 capital and rank senior to our common shares. The Senior Preferred Shares paid cumulative dividends at a rate of 5% per annum for the first five years and reset to 9% per year on January 9, 2014. The Senior Preferred Shares may be redeemed at any time, subject to prior regulatory approval. On April 29, 2013, Treasury sold our Senior Preferred Shares to six funds in an auction. Following the sale, the full $20 million stated value of our Senior Preferred Shares remains outstanding and our obligation to pay deferred and future dividends continues until our Senior Preferred Shares are fully retired. See Note 12 for additional information.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EARNINGS (LOSS) PER SHARE

The reconciliation of the numerators and denominators of the basic and diluted EPS is as follows:

(Amounts in thousands, except per share data)	Year Ended December 31,
	2013	2012	2011
Basic:
Net income/(loss)	$741	$(8,393)	$(23,161)
Less:
Preferred stock dividends	(1,000)	(1,000)	(1,000)
Accretion on preferred stock discount	(54)	(54)	(54)
Net income (loss) available to common shareholders	$(313)	$(9,447)	$(24,215)
Weighted average common shares	4,828	4,769	4,743
Diluted:
Weighted average common shares	4,828	4,769	4,743
Dilutive effect of stock options and warrants	—	—	—
Weighted average common and incremental shares	4,828	4,769	4,743
Earnings (Loss) Per Common Share:
Basic	$(0.06)	$(1.98)	$(5.11)
Diluted	$(0.06)	$(1.98)	$(5.11)

Since the Corporation is reporting a net loss for all periods presented, no stock options or warrants were evaluated for dilutive purposes.

16. CHANGES IN AND RECLASSIFICATIONS FROM ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income by component consists of the following:

	Year Ended December 31, Unrealized Gains and Losses on Available-for-Sale Securities(1)
	2013	2012	2011
	(Dollars in thousands)
Beginning balance	$1,270	$1,326	$(4,715)
Other comprehensive income (loss) before reclassification	(11,612)	2,197	6,887
Amounts reclassified from accumulated other comprehensive income	(226)	(2,253)	(846)
Net other comprehensive income (loss)	(11,838)	(56)	6,041
Ending balance	$(10,568)	$1,270	$1,326

(1)	All amounts are net of tax.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. CHANGES IN AND RECLASSIFICATIONS FROM ACCUMULATED OTHER COMPREHENSIVE INCOME  – (continued)

Reclassifications out of accumulated other comprehensive income consists of the following:

Year ended December 31, 2013
(Dollars in thousands)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Operations
Unrealized gains and losses on available-for-sale securities	$1,257	Gain on sale of investments
	(1,031)	Loss on sale of investments
	226	Total before tax
	—	Income taxes/(benefits)
Total amount reclassified	$226	Net income (loss)

Year ended December 31, 2012
(Dollars in thousands)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Operations
Unrealized gains and losses on available-for-sale securities	$3,384	Gain on sale of investments
	(1,131)	Loss on sale of investments
	2,253	Total before tax
	—	Income taxes/(benefits)
Total amount reclassified	$2,253	Net income (loss)

Year ended December 31, 2011
(Dollars in thousands)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified From Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Operations
Unrealized gains and losses on available-for-sale securities	$995	Gain on sale of investments
	(149)	Loss on sale of investments
	846	Total before tax
	—	Income taxes/(benefits)
Total amount reclassified	$846	Net income (loss)

17. EMPLOYEE BENEFIT PLANS

Pension Plan — We are a participant in the Pentegra Defined Benefit Plan for Financial Institutions (“The Pentegra DB Plan”), which is a tax-qualified, multi-employer defined benefit pension plan, covering employees hired before June 1, 2002. Because the plan was curtailed, employees hired on or after that date are not eligible for membership in the fund. Eligible employees are 100% vested at the completion of five years of participation in the plan. Our policy is to contribute annually the minimum funding amounts. The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 333.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. EMPLOYEE BENEFIT PLANS  – (continued)

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers. Total contributions received by the Pentegra DB Plan, as reported on Form 5500, for the plan years ending June 30, 2013 and 2012 totaled $196.5 million and $299.7 million, respectively.

Employer contributions and administrative expenses charged to operations for the years ended December 31, 2013, 2012 and 2011 totaled $184,000, $433,000, and $404,000, respectively. Accrued liabilities associated with the plan as of December 31, 2013 and 2012 were $253,000 and $90,000, respectively. Our contribution for 2013, 2012 and 2011 was not more than 5% of the total contributions made to the Pentegra DB Plan. There are no collective bargaining agreements in place that require contributions to the plan. The funded status of our plan as of July 1, 2013 and 2012 was 96% and 100% respectively.

KSOP — We have a combined 401(k)/Employee Stock Ownership Plan. The plan is available to all employees meeting certain eligibility requirements. The plan allows employee contributions up to 50% of their compensation up to the annual dollar limit set by the IRS. The employer matches 100% of the employee contributions up to 4% of the employee’s compensation. Employees are 100% vested in matching contributions upon meeting the eligibility requirements of the plan. Shares of our common stock are acquired in non-leveraged transactions. At the time of purchase, the shares are released and allocated to eligible employees determined by a formula specified in the plan agreement. Accordingly, the plan has no unallocated shares. The number of shares to be purchased and allocated is at the Board of Directors discretion. In an effort to reduce costs, we have suspended the annual employee stock ownership contribution. Employer matching contributions and administrative expenses charged to operations for the plan for the years ended December 31, 2013, 2012 and 2011 were $286,000, $305,000, and $513,000, respectively.

Shares in the plan and the fair value of shares released during the year charged to compensation expense were as follows:

	Year Ended December 31,
	2013	2012	2011
KSOP shares (ending)	154,748	167,620	226,517
Shares released	—	—	—
Compensation expense	$—	$—	$—

Stock Based Compensation Plan — Our 2006 Stock Option and Incentive Compensation Plan, which is stockholder approved, authorizes us to grant restricted stock and incentive or non-qualified stock options to key employees and directors for a total of 763,935 shares of our common stock. We believe that the ability to award stock options and other forms of stock-based incentive compensation can assist us in attracting and retaining key employees. Stock-based incentive compensation is also a means to align the interests of key employees with those of our stockholders by providing awards intended to reward recipients for our long-term growth. Options to purchase shares generally vest over periods of one to five years and expire ten years after the date of grant. We issue new shares of common stock upon the exercise of stock options. If options or awards granted under the 2006 Plan expire or terminate for any reason without having been exercised in full or released from restriction, the corresponding shares shall again be available for option or award for the purposes of the Plan. At December 31, 2013, options and restricted stock available for future grant under the 2006 Plan totaled 179,130.

Stock Options — The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses various weighted-average assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. EMPLOYEE BENEFIT PLANS  – (continued)

fluctuation in the price of a share of stock over the period for which the option is being valued and the expected life of the options granted represents the period of time the options are expected to be outstanding.

The weighted-average assumptions for options granted during the years ended December 31, 2013, 2012 and 2011 and the resulting estimated weighted average fair value per share is presented below.

	December 31,
	2013	2012	2011
Assumptions:
Risk-free interest rate	2.05%	1.77%	1.87%
Expected dividend yield	—%	—%	—%
Expected life (years)	10	10	10
Expected common stock market price volatility	65%	55%	45%
Estimated fair value per share	$1.96	$1.99	$0.86

A summary of option activity under the 2006 Plan for the year ended December 31, 2013 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(Dollars In Thousands)
Outstanding, beginning of period	392,740	$9.16
Granted during period	149,000	2.70
Terminated during period	(132,390)	17.95
Forfeited during period	(32,350)	13.79
Exercised during period	(700)	1.68
Outstanding, end of period	376,300	$3.13	8.2	$796
Eligible for exercise at period end	107,420	$4.12	7.3	$185

The total intrinsic value of options exercised during 2013 was $2,000. The total cash received from options exercised during 2013 was $1,000. There were 132,390 out of the money options that were settled during the third quarter for $1,300. There were no options exercised, modified or cash settled during the 2012 and 2011 periods. There was no tax benefit recognized from the option exercises as they are considered incentive stock options. Management expects all outstanding unvested options will vest.

Compensation cost related to options granted under the 2006 Plan that was charged against earnings for the years ended December 31, 2013, 2012 and 2011 was $152,000, $114,000 and $111,000, respectively. As of December 31, 2013 there was $425,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2006 Plan. That cost is expected to be recognized over a weighted-average period of 3.3 years.

Restricted Stock — On June 28, 2013, we granted 20,500 shares of restricted common stock at the current market price of $3.39. The restricted stock will vest over a five year period and will become fully vested on June 28, 2018, provided that the recipient has continued to perform substantial services for the Bank through that date. Any dividends declared on the restricted stock prior to vesting will be retained and paid only on the date of vesting. The transfer restrictions will expire upon the occurrence of a change of control event or upon the recipient’s death or disability. On the same date, we entered into an agreement with the recipient of the newly issued restricted stock to terminate 17,250 unvested shares of long-term restricted stock that had been awarded to him on February 7, 2013. Upon the sale of our Senior Preferred Shares by the

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. EMPLOYEE BENEFIT PLANS  – (continued)

U.S. Treasury on April 29, 2013 at a discount to face amount, the 17,250 shares had become subject to permanent restrictions on transfer by the holder, who elected to terminate the shares.

On September 19, 2012 our board of directors adopted the 2012 Non-Employee Director Equity Compensation Program (the “Director Program”). The Director Program enables us to compensate non-employee directors for their service with stock awards. We currently do not pay cash compensation to non-employee directors pursuant to agreements with bank regulatory agencies. The board has reserved 200,000 of the shares authorized for issuance under our shareholder approved 2006 Stock Option and Incentive Compensation Plan for stock awards under the Director Program.

The Director Program provides that each non-employee director elected or continuing in office on the date of each annual meeting of the Corporation’s shareholders will automatically receive an award of restricted stock on that date having a value of $30,000, based on the closing sale price per share of the Corporation’s common stock on the award date, rounded up to the next whole number. Accordingly, on May 15, 2013, the Company’s eight non-employee directors each received an award of 9,934 restricted shares, or 79,472 shares in total, that vest at the close of business on the day immediately preceding the date of the 2014 annual meeting of the Corporation’s shareholders, provided that the recipient has continued to serve as a member of the Board as of the date of vesting. The recipient may not transfer, pledge or dispose of the restricted stock until the close of business on the day immediately preceding the first anniversary of the award date. The transfer restrictions will also expire upon the occurrence of a Change of Control, as defined in the Plan, or upon the recipient’s death or disability. If a director ceases to serve as a member of the board for any reason, that director will automatically forfeit any unvested shares subject to an award. Any dividends declared on the restricted stock prior to vesting will be retained and paid only on the date the transfer restrictions expire.

A summary of changes in our non-vested restricted shares for the year ended December 31, 2013 is presented below:

	Non-vested Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of period	32,964	$3.64
Granted during period	150,613	3.41
Vested during period	(102,830)	3.33
Terminated during period	(17,250)	2.84
Outstanding, end of period	63,497	$3.81

Compensation cost related to restricted stock granted under the 2006 Plan that was charged against earnings for the years ended December 31, 2013, 2012 and 2011 was $371,000, $195,000 and $75,000, respectively. As of December 31, 2013 there was $213,000 of total unrecognized compensation cost related to non-vested shares granted under the Plan. That cost is expected to be recognized over the remaining vesting period of 2.2 years.

Employee Stock Purchase Plan — We maintain an Employee Stock Purchase Plan whereby eligible employees have the option to purchase common stock of the Corporation through payroll deduction at a 10% discount. The purchase price of the shares under the plan will be 90% of the closing price of the common stock at the date of purchase. The plan provides for the purchase of up to 100,000 shares of common stock, which may be obtained by purchases issued from a reserve. Funding for the purchase of common stock is from employee contributions. Total compensation cost charged against earnings for the Plan for the periods ended December 31, 2013, 2012 and 2011 totaled $5,000, $4,000 and $6,000, respectively.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. CASH FLOW ACTIVITIES

The following information is presented as supplemental disclosures to the statement of cash flows.

(a) Cash Paid (Received) for:

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Interest expense	$7,464	$14,055	$19,477
Income taxes	$(19)	$(569)	$—

(b) Supplemental disclosure of non-cash activities:

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Loans to facilitate sales of real estate owned and repossessed assets	$1,000	$273	$2,445
Transfers from loans to real estate acquired through foreclosure and repossessed assets	$8,854	$18,349	$19,641
Transfers from fixed assets to other real estate owned-bank lots	$1,688	$—	$—
Dividends accrued not paid on preferred stock	$1,000	$1,000	$1,000
Transfers from loans to loans held for sale in probable loan sale	$—	$—	$10,749
Transfers from loans to loans held for sale in probable branch divestiture	$—	$—	$35,080
Transfers from premises and equipment to premises and equipment held for sale in probable branch divestiture	$—	$—	$946
Transfers from deposits to deposits held for sale in probable branch divestiture	$—	$—	$117,204

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

The following condensed statements summarize the balance sheets, operating results and cash flows of First Financial Service Corporation (Parent Company only).

Condensed Balance Sheets

	December 31,
(Dollars in thousands)	2013	2012
Assets
Cash and interest bearing deposits	$147	$333
Investment in Bank	58,490	67,525
Other assets	91	72
	$58,728	$67,930
Liabilities and Stockholders’ Equity
Subordinated debentures	$18,000	$18,000
Other liabilities	7,909	5,558
Stockholders’ equity	32,819	44,372
	$58,728	$67,930

Condensed Statements of Income/(Loss)

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Interest income	$—	$—	$41
Interest expense	(1,363)	(1,444)	(1,373)
Gain on sale of investments	—	—	157
Other expenses	(546)	(462)	(226)
Income (loss) before income tax benefit	(1,909)	(1,906)	(1,401)
Income tax benefit	—	—	(140)
Income (loss) before equity in undistributed net income/(loss) of Bank	(1,909)	(1,906)	(1,261)
Equity in undistributed net income/(loss) of Bank	2,650	(6,487)	(21,900)
Net income/(loss)	$741	$(8,393)	$(23,161)
Comprehensive income (loss)	$(11,097)	$(8,449)	$(17,120)

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)  – (continued)

Condensed Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31,
	2013	2012	2011
Operating Activities:
Net income/(loss)	$741	$(8,393)	$(23,161)
Adjustments to reconcile net income/(loss) to cash provided by operating activities:
Equity in undistributed net income/(loss) of Bank	(2,650)	6,487	21,900
Gain on sale of investments available-for-sale	—	—	(157)
Stock-based compensation expense	499	309	186
Changes in:
Other assets	(172)	(105)	(113)
Accounts payable and other liabilities	1,351	1,429	1,128
Net cash from operating activities	(231)	(273)	(217)
Investing Activities:
Sales of securities available-for-sale	—	—	448
Net cash from investing activities	—	—	448
Financing Activities:
Issuance of common stock under dividend reinvestment program	—	10	2
Issuance of common stock for employee benefit plans and exercise of stock options	45	39	84
Net cash from financing activities	45	49	86
Net change in cash and interest bearing deposits	(186)	(224)	317
Cash and interest bearing deposits, beginning of year	333	557	240
Cash and interest bearing deposits, end of year	$147	$333	$557

20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments primarily include commitments to extend credit, and lines and letters of credit, and involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the balance sheets. The contract or notional amounts of these instruments reflect the extent of our involvement in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. Creditworthiness for all instruments is evaluated on a case-by-case basis in accordance with our credit policies. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Collateral from the customer may be required based on management’s credit evaluation of the customer and may include business assets of commercial customers as well as personal property and real estate of individual customers or guarantors.

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK  – (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

(Dollars in thousands)	December 31, 2013		December 31, 2012
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$—	$2,300	$71	$2,833
Unused lines of credit	—	68,450	—	71,181
Standby letters of credit	—	5,594	—	6,355
	$—	$76,344	$71	$80,369

At December 31, 2013 and 2012, we had $160.5 million, and $121.8 million in letters of credit from the Federal Home Loan Bank issued to collateralize public deposits. These letters of credit are secured by a blanket pledge of eligible one-to-four family residential mortgage loans. (For additional information see Note 4 on Loans and Note 10 on Advances from the Federal Home Loan Bank.)

21. RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal stockholders of the Company, including associates of such persons, are our loan and deposit customers. Related party deposits at December 31, 2013 and 2012 were $1.1 million and $2.4 million respectively. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

	Year Ended December 31,
(Dollars in thousands)	2013	2012
Beginning of year	$1,354	$1,292
New loans	—	170
Repayments	(35)	(32)
Effect of changes in composition of related parties	1,846	(76)
End of year	$3,165	$1,354

FIRST FINANCIAL SERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SUMMARY OF QUARTERLY FINANCIAL DATA-(Unaudited)

(Dollars in thousands except per share data)

Year Ended December 31, 2013:	March 31,	June 30,	September 30,	December 31,
Total interest income	$8,540	$8,211	$8,061	$7,610
Total interest expense	2,609	2,247	2,034	1,938
Net interest income	5,931	5,964	6,027	5,672
Provision for loan losses	(1,037)	212	(500)	(1,761)
Non-interest income	1,454	1,686	3,546	1,406
Non-interest expense	8,300	8,563	8,605	8,560
Net income/(loss) attributable to common shareholders	(142)	(1,389)	1,203	15
Earnings/(loss) per common share:
Basic	(0.03)	(0.29)	0.25	0.01
Diluted	(0.03)	(0.29)	0.25	0.01

Year Ended December 31, 2012:	March 31,	June 30,	September 30,	December 31,
Total interest income	$12,745	$10,738	$9,822	$8,416
Total interest expense	4,570	4,068	3,589	3,132
Net interest income	8,175	6,670	6,233	5,284
Provision for loan losses	1,012	915	2,671	2,199
Non-interest income	1,036	1,323	6,456	2,144
Non-interest expense	8,488	11,216	10,853	8,378
Net income/(loss) attributable to common shareholders	(553)	(4,402)	(1,015)	(3,477)
Earnings/(loss) per common share:
Basic	(0.12)	(0.92)	(0.21)	(0.73)
Diluted	(0.12)	(0.92)	(0.21)	(0.73)

The reversal of provision for loan losses during the first, third and fourth quarters impacted our financial results for 2013. The reversal of provision was due to the improvement in specific reserves allocated to several relationships based upon improved credit quality, declining historical loss rates, a reduction in loans migrating downward in risk grade classification and due to a decline in the size of our loan portfolio. Also impacting net income during the third quarter was a $1.6 million gain on the sale of a real estate owned property acquired through foreclosure.

The net loss attributable to common shareholders for 2012 was impacted by a continuing decline in net interest income, a gain of $3.1 million on the sale of our four Indiana banking centers during the third quarter, $1.5 million in FHLB advance prepayment penalties taken during the third quarter, a $1.5 million termination fee paid in the second quarter in connection with our termination of a property investment and management agreement on a residential development.

APPENDIX D

CONFIDENTIAL

April 21, 2014

The Board of Directors
First Financial Service Corporation
2323 Ring Road
Elizabethtown, KY 42701

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of First Financial Service Corporation (“FFKY”), a Kentucky corporation, of the Exchange Ratio (as defined below) to be used in the proposed Transaction (as defined below), pursuant to the Agreement and Plan of Share Exchange (the “Agreement”) to be entered into by and between FFKY and Community Bank Shares of Indiana, Inc. (“CBIN”). In accordance with the Agreement and subject to the terms and conditions thereof, CBIN will acquire all outstanding shares of common stock, $1.00 par value per share, of FFKY (the “FFKY Common Stock”) pursuant to a statutory share exchange and subsequent merger of FFKY into CBIN immediately thereafter, as further described in the Agreement (the “Transaction”). Pursuant to the terms of the Agreement and subject to the terms and conditions set forth therein, at the Effective Time (as defined in the Agreement), without any action on the part of CBIN, FFKY, or the shareholders thereof, each issued and outstanding share of FFKY Common Stock (other than Dissenting Shares (as defined in the Agreement) and shares held by FFKY, any FFKY Subsidiary (as defined in the Agreement), CBIN or any CBIN Subsidiary (as defined in the Agreement), in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted), shall be converted into 0.153 shares of common stock, par value $0.10 per share, of CBIN (the “CBIN Common Stock”), subject to certain adjustments as more fully set forth in the Agreement (as to which we express no opinion). The ratio of 0.153 shares of CBIN Common Stock to one share of FFKY Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Effective Time, First Federal Savings Bank of Elizabethtown, a federal savings bank and wholly-owned subsidiary of FFKY, will merge with and into Your Community Bank, an Indiana banking corporation and wholly-owned subsidiary of CBIN (such transaction, the “Bank Merger”), pursuant to a separate merger agreement to be entered into by and between such subsidiaries in connection with the Transaction. In addition, as more fully described in the Agreement and by representatives of FFKY, subsequent to the public announcement of the Transaction and prior to the consummation of the Transaction, (i) FFKY will issue approximately 74,792 restricted shares of FFKY Common Stock to certain members of the Board pursuant to the Director Plan and the Warrant (each as defined in the Agreement) (the “FFKY Restricted Stock Issuance”) and (ii) CBIN may effect an issuance of CBIN Common Stock for aggregate gross proceeds up to $20,000,000 (the “CBIN Equity Issuance”). For purposes of our opinion, with the consent of the Board (as defined below), we have assumed the occurrence of the FFKY Restricted Stock Issuance. At the direction of the Board, for purposes of our opinion, we have not assumed the completion of the CBIN Equity Issuance.

KBW has acted as financial advisor to FFKY and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, FFKY and CBIN, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of FFKY and CBIN for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to FFKY. We have acted exclusively for the board of directors of FFKY (the “Board”) in rendering this opinion and will receive a fee from FFKY for our services. A portion of our fee is payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Transaction. In addition, FFKY has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to FFKY. In the past two years, KBW has provided investment banking and financial advisory services to CBIN. KBW acted as financial advisor to CBIN in connection with its acquisition of First Federal Bank in April 2013. We may in the future provide investment banking and financial advisory services to FFKY or CBIN and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of FFKY and CBIN and the Transaction, including among other things, the following: (i) a draft of the Agreement dated April 17, 2014 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of CBIN; (iii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 for FFKY; (iv) certain other interim reports and other communications of FFKY and CBIN to their respective shareholders; and (v) other financial information concerning the businesses and operations of FFKY and CBIN furnished to us by FFKY and CBIN for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of FFKY and CBIN; (ii) the assets and liabilities of FFKY and CBIN; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of FFKY and CBIN with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of FFKY which were prepared by and provided to us and discussed with us by FFKY management and which were relied upon by us with the consent of the Board; and (vi) financial and operating forecasts and projections of CBIN and estimates regarding certain pro forma financial effects of the Transaction on CBIN (including, without limitation, purchase accounting assumptions, cost savings and related expenses expected to result from the Transaction) that were prepared by and provided to us and discussed with us by CBIN management, and that were used and relied upon by us with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of FFKY and CBIN regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the respective managements of FFKY and CBIN as to the reasonableness and achievability of the financial and operating forecasts and projections of FFKY and CBIN (and the assumptions and bases therefor) that were prepared by and provided to us by such managements and we have assumed, with the consent of FFKY, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management teams. We have further relied upon CBIN management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Transaction on CBIN that were prepared by and provided to us by such management and that were discussed with us by such management (and the assumptions and bases therefor), and we have assumed, with the consent of FFKY, that all such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments and that such estimates will be realized in the amounts and in the time periods currently estimated.

It is understood that the forecasts, projections and estimates of FFKY and CBIN provided to us were not prepared with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. We have assumed, based on discussions with the respective management teams of FFKY and CBIN, that such forecasts, projections and estimates of FFKY and CBIN referred to above, provide a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either FFKY or CBIN since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for FFKY and CBIN are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of FFKY or CBIN, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of FFKY or CBIN under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transactions (including, without limitation, the Bank Merger, the FFKY Restricted Stock Issuance and the CBIN Equity Issuance) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no adjustments to the Exchange Ratio or additional forms of consideration; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction and that all conditions to the completion of the Transaction will be satisfied without any waivers or modifications to the Agreement; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of FFKY, CBIN or the combined entity or the contemplated benefits of the Transaction, including the cost savings and related expenses expected to result from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that FFKY has relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to FFKY, CBIN, the Transaction, the Bank Merger, the FFKY Restricted Stock Issuance, the CBIN Equity Issuance and any other related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio to be used in the Transaction to the holders of FFKY Common Stock. We express no view or opinion as to any terms or other aspects of the Transaction or any related transaction, including without limitation, the form or structure of the Transaction or any related transaction, any consequences of the Transaction to FFKY, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of FFKY to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by FFKY or the Board, (iii) the fairness of the amount or nature of any compensation to any of FFKY’s officers directors or employees, or any class of such persons, relative to any compensation to the holders of FFKY Common Stock, (iv) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of FFKY other than the FFKY Common Stock (solely with respect to the Exchange Ratio, as set forth herein) or any class of securities of CBIN or any other party to any transaction contemplated by the Agreement, (v) the merits or implications of the Bank Merger, the FFKY Restricted Stock Issuance or the CBIN Equity Issuance (including without limitation, the timing of any of the foregoing or any amounts to be paid or received in respect thereof) or any terms or aspects of the foregoing transactions, (vi) the actual value of the CBIN Common Stock to be issued in the Transaction, (vii) the prices, trading range or volume at which FFKY Common Stock or CBIN Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which CBIN Common Stock will trade following consummation of the Transaction, (viii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to FFKY, CBIN, their respective shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction (including the Bank Merger, the FFKY Restricted Stock Issuance and the CBIN Equity Issuance), including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion may not be published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction or to any holder of FFKY Common Stock or shareholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation on whether or not any holder of FFKY Common Stock should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such holder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the holders of FFKY Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

APPENDIX E

Board of Directors
First Financial Service Corporation
2323 Ring Road
Elizabethtown, Kentucky 42701

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of First Financial Service Corporation, Elizabethtown, Kentucky (“FFKY”) of the proposed merger of FFKY with Community Bank Shares of Indiana, Inc., New Albany, Indiana (“CBIN”) (the “Merger”). In the proposed Merger, FFKY shareholders will receive 0.153 common shares of CBIN per FFKY common share (subject to adjustment). The terms of the transaction are further defined in the Agreement and Plan of Share Exchange between CBIN and FFKY (the “Agreement”).

Professional Bank Services, Inc. (“PBS”) is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank acquisition transactions, and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes.

For purposes of this opinion, PBS performed a review and analysis of the historic performance of FFKY including:

•	December 31, 2012 and 2013 audited annual reports of FFKY.
•	September 30, 2013 and December 31, 2013 Consolidated Reports of Condition and Income (“Call Reports”) of FFKY.
•	FFKY Performance Reports as of September 30, 2013.
•	FFKY financial projections and various internal asset quality, interest rate sensitivity, liquidity, deposit and loan portfolio reports.

We have reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.

A limited scope due diligence review of CBIN has been performed by PBS, which included an on-site visit by PBS personnel March 5, 2014 through March 7, 2014, utilizing various management and financial data of CBIN. The review included the following:

•	Certain credit quality reports provided by CBIN.
•	Consolidated Financial Statements for CBIN.

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Board of Directors/First Financial Service Corporation
April 21, 2014

•	CBIN Annual Reports for 2012 and 2013.
•	Current consolidated month-end delinquency and non-accrual reports for CBIN.
•	Current and historical consolidated analysis of the allowance for loan and lease losses for CBIN.
•	Current consolidated internal loan reports, consolidated problem loan listing with classifications.
•	Financial projections prepared by CBIN.
•	Various other current internal financial and operating reports prepared by CBIN.

We have not compiled or audited the financial statements of FFKY or CBIN, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of FFKY or CBIN.

PBS, its officers, and its staff have no present business interest in FFKY. No benefits will accrue to PBS as a result of this review, other than the professional fees previously agreed to by FFKY. PBS is independent of all parties to the contemplated transaction. Fees paid to PBS for the preparation of this review are neither dependent nor contingent upon any transaction or upon the results of the review.

Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of FFKY under the Agreement is fair and equitable from a financial perspective.

Very truly yours,

Professional Bank Services, Inc.

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APPENDIX F

April 21, 2014

Board of Directors
Community Bank Shares of Indiana, Inc.
101 W. Spring Street
New Albany, IN 47150

Members of the Board of Directors:

Community Bank Shares of Indiana, Inc. (“CBIN”) and First Financial Service Corp. (“First Financial”) have entered into an Agreement and Plan of Share Exchange dated April 21, 2014 (the “Agreement”), pursuant to which CBIN will acquire all of the outstanding shares of First Financial common stock (the “Transaction”). Under the terms of the Agreement, the shares of common stock of First Financial that are issued and outstanding immediately before the effective time of the Transaction shall be converted into the right to receive 0.153 shares of CBIN common stock, subject to adjustment pursuant to Section 3.1 of the Agreement, (the “Consideration”). In addition, CBIN has entered into subscription agreements with investors to issue 1,120,950 shares of common stock at the closing of the Transaction at a price of $22.33 per share (the “Offering”).

You have requested our opinion as to the fairness to CBIN, from a financial point of view, of the Consideration to be paid by CBIN in the Transaction.

In arriving at our opinion, we have, among other things:

1.	Reviewed the Agreement dated April 21, 2014;
2.	Reviewed certain publicly-available financial and business information of CBIN, First Financial and their respective affiliates that we deemed to be relevant;
3.	Reviewed certain information, including financial forecasts relating to the business, assets, liabilities, and earnings of CBIN and First Financial;
4.	Reviewed materials detailing the Transaction prepared by CBIN, First Financial and their respective affiliates and by their, legal and accounting advisors, including the estimated amount and timing of the cost savings and related expenses expected to result from the Transaction;
5.	Conducted conversations with members of senior management and representatives of CBIN regarding the matters described in clauses 1 – 4 above, as well as their respective businesses and prospects before and after giving effect to the Transaction;
6.	Compared certain financial metrics of CBIN and First Financial to other selected banks and thrifts that we deemed to be relevant;
7.	Analyzed the terms of the Transaction relative to selected prior mergers and acquisitions involving a depository institution as the selling entity;
8.	Analyzed the projected pro forma impact of the Transaction and Offering on certain projected balance sheet, capital ratios, and profitability metrics of CBIN;
9.	Reviewed the overall environment for depository institutions in the United States; and
10.	Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed appropriate for purposes of this opinion, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by CBIN, First Financial, and their respective affiliates. In addition, where appropriate, we relied upon publicly available information, without independent verification, that we believe to be reliable, accurate, and complete. We have not been asked to and have not undertaken an independent verification of the reliability, accuracy, or completeness of any such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. With respect to the financial forecasts supplied to us, including any projections relating to transaction costs, purchase accounting adjustments or expected cost savings, we have assumed, with your consent, that they were reasonably prepared and reflect the best currently available estimates and judgments of management of CBIN and First Financial as to future operating and financial performance, and we have assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions upon which they are based. In addition, we have assumed that the Agreement is a valid, binding and enforceable agreement upon the parties, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform the covenants required to be performed by it under the under such agreements, that the conditions precedent to the agreements are not waived and that the agreements will not be terminated or breached by either party. We have also assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of CBIN or First Financial since either (i) the date of the last financial statements made available to us and (ii) the date of the Agreement, and that no legal, political, economic, regulatory or other developments has occurred that will adversely affect CBIN or First Financial. We did not make an independent evaluation of the assets or liabilities of CBIN, First Financial or their respective affiliates, including, but not limited to, any derivative or off-balance sheet assets or liabilities. In addition, we did not make an independent evaluation of the adequacy of the allowance for loan losses of CBIN or First Financial, nor have we reviewed any individual credit files relating to CBIN or First Financial. We have assumed, with your consent, that the respective allowances for loan losses of CBIN and First Financial are adequate to cover such losses and will be adequate on a combined basis for the combined entity. We have relied upon and assumed, without assuming any responsibility for independent verification, the advice that CBIN has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Transaction and the other transactions contemplated by the Agreement. Finally, we have assumed that all required governmental, regulatory, shareholder and third party approvals have or will be received in a timely fashion and without any conditions or requirements that could adversely affect the Transaction.

Our opinion is necessarily based on economic, market, and other conditions as existed on and could be evaluated as of, and on the information made available to us as of, the date hereof. Events and developments occurring after the date hereof could materially affect the assumptions used in preparing this opinion, and we do not have any obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment on events occurring after the date hereof. We express no opinion as to what the value of CBIN’s common stock will be when issued to the shareholders of First Financial under the Agreement or the prices at which CBIN’s or First Financial’s common stock may trade at any time.

Sterne, Agee & Leach, Inc. (“Sterne Agee”) is acting as financial advisor to CBIN in connection with the Transaction and will receive fees from CBIN for our services, a significant portion of which are contingent upon the announcement of the Transaction. Sterne Agee also will receive a fee in connection with the delivery of this opinion. Sterne Agee also has acted as placement agent in connection with the Offering and Sterne Agee’s placement fee is contingent upon the completion of the Transaction and the Offering. In addition, CBIN has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of both engagements. Other than our engagements by CBIN in connection with the Transaction and the Offering, we have not provided investment banking services to CBIN, First Financial or their respective affiliates over the past two years; however, we may do so in the future. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from and sell securities to CBIN, First Financial or their respective affiliates. We may also actively trade the securities of CBIN or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is directed solely to, and is for the use and benefit of, the Board of Directors of CBIN. Our opinion is limited to the fairness, from a financial point of view, to CBIN of the Consideration to be paid in the Transaction by CBIN and does not address the underlying business decision of CBIN to engage in the Transaction, the relative merits of the Transaction relative to any strategic alternative that may be available to CBIN or the effect of any other transaction in which CBIN or First Financial might engage. In addition, our opinion does not constitute a recommendation whether or not to engage in the Transaction. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any of the parties to the Transaction relative to the aggregate Consideration. Further, we express no view or opinion as to any terms or other aspects of the Transaction or as to how the stockholders of CBIN should vote at any CBIN stockholders meeting to be held in connection with the Transaction. The issuance of this opinion has been approved by the Fairness Opinion Committee of Sterne Agee.

Based on and subject to the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Consideration to be paid in the Transaction by CBIN is fair from a financial point of view to CBIN.

Very truly yours,

STERNE, AGEE & LEACH, INC.

APPENDIX G-1

AFFILIATE AGREEMENT
(DIRECTOR)

Community Bank Shares of Indiana, Inc.
Attention: James D. Rickard, President and Chief Executive Officer
101 West Spring Street
New Albany, Indiana 47150

Gentlemen:

The undersigned is a shareholder and director of First Financial Service Corporation (“FFKY”), a Kentucky corporation, and is also a director of its subsidiary, First Federal Savings Bank of Elizabethtown (“FFB”). Pursuant to the transactions described in the Agreement and Plan of Share Exchange, dated as of April 21, 2014 (the “Agreement”), by and between FFKY and Community Bank Shares of Indiana, Inc. (“CBIN”), all of the outstanding shares of FFKY Common Stock will be acquired by CBIN pursuant to a statutory share exchange (the “Share Exchange”) for the Common Stock Consideration. This Affiliate Agreement represents an agreement between the undersigned and CBIN regarding certain rights and obligations of the undersigned in connection with the Share Exchange.

In consideration of the benefits the undersigned will receive under the Share Exchange as a sharehholder of FFKY and the mutual covenants contained herein, the undersigned and CBIN hereby agree as follows:

1. Vote on the Share Exchange.

a) The undersigned agrees that, at any time the Agreement remains in effect, he or she will vote all shares of FFKY Common Stock that the undersigned owns beneficially or of record in favor of approving the Agreement, unless CBIN is then in breach or default in any material respect as regards any covenant, agreement, representation or warranty as to it contained in the Agreement; provided, however, that nothing in this sentence shall be deemed to require the undersigned to vote any shares of FFKY Common Stock over which he or she has or shares voting power solely in a fiduciary capacity on behalf of any Person other than FFKY, if the undersigned determines, in good faith after consultation and receipt of an opinion of counsel, that such a vote would cause a breach of fiduciary duty to such other Person.

b) CBIN acknowledges that the undersigned is not making any agreement pursuant to this Section 1 in his capacity as a director or officer of FFKY and that the undersigned is agreeing to the voting provisions of this Section 1 solely in his or her capacity as the beneficial or record owner of shares of FFKY Common Stock and nothing herein shall limit or in any way affect any actions taken by the undersigned in his or her capacity as a director or officer of FFKY. Nothing herein shall limit or affect FFKY’s rights in connection with the Agreement.

c) The obligation of the undersigned pursuant to this Section 1 is subject to the absence of any of the following changes (by amendment, waiver or otherwise) to the Agreement: (i) any decrease in the Common Stock Consideration not contemplated by the Agreement; (ii) any change in the form of the Common Stock Consideration; or (iii) any change in the Agreement or the structure of the transactions contemplated thereby that would, in the judgment of the undersigned, adversely affect the tax consequences to the undersigned from the Agreement.

2. Restriction on Transfer.  The undersigned further agrees that he or she will not, without the prior written consent of CBIN (which consent may be withheld for any reason or no reason), transfer any shares of FFKY Common Stock prior to the Effective Date, except by operation of law, by will, or under the laws of descent and distribution.

3. Affiliate Status.  The undersigned understands and agrees that as to FFKY the undersigned is an “affiliate” (a “FFKY Affiliate”) as defined in Rule 405 of the Rules and Regulations of the SEC under the 1933 Act, and the undersigned anticipates that the undersigned will be such an “affiliate” at the time of the Share Exchange.

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4. Confidentiality Agreement.  The undersigned shall not disclose or use or otherwise exploit (for his own benefit or the benefit of any other Person) at any time, any Confidential Information of which the undersigned became aware while a director or employee of FFKY or FFB, whether or not any such information was developed by him or her. For purposes of this Agreement, “Confidential Information” shall mean all non-public, proprietary information of or respecting FFKY, FFB or any Affiliate, including, without limitation, manner of operations, financial information and customer lists, records and relationships, other than information which, at the time of such disclosure or use, exists in the public domain through no breach or violation by the undersigned of this Affiliate Agreement or the undersigned’s duties or contractual obligations to FFKY or FFB.

5. Restrictive Covenants.

a) Acknowledgments.  The undersigned acknowledges that (i) his or her services with FFKY or FFB were of a special, unique and extraordinary character and that his or her position with FFKY or FFB placed him or her in a position of confidence and trust with the customers of FFKY and FFB and allowed him or her access to Confidential Information, (ii) he or she will benefit from the consummation of the transactions contemplated under the Share Exchange, (iii) he or she would not have had significant contact with any FFKY or FFB customers if not for his or her service as a director of FFKY or FFB and the name, reputation and for the goodwill of FFKY or FFB, (iv) the nature and periods of restrictions imposed by the covenants contained in this Section 5 are fair, reasonable and necessary to protect and preserve for CBIN (A) the customer relationships developed by FFKY or FFB through significant time and expense and (B) the benefits of the undersigned’s service with FFKY or FFB, (v) CBIN and its Affiliates would sustain great and irreparable loss and damage if the undersigned were to breach any of such covenants, (vi) CBIN and its Affiliates conduct their business actively in and throughout the entire Territory (as herein defined) and (vii) the Territory is reasonably sized.

b) Covenants.  Having acknowledged the foregoing, the undersigned covenants and agrees with CBIN that he or she will not, directly or indirectly, from the date hereof through the second anniversary of the Closing Date, engage in any of the following:

i) attempt in any manner to cause or otherwise encourage any employee of FFKY, FFB, CBIN or YCB to leave the employ of FFKY, FFB, CBIN or YCB;

ii) engage in, own, manage, operate, or control as an officer, director, shareholder, partner, proprietor, employee, agent, consultant, independent contractor or otherwise, any Person which is, at the time engaged in a Competitive Business within the Territory (provided, however, that the undersigned may own, solely as a passive investment, securities of any Person which are traded on a national securities exchange or in the over-the-counter market if the undersigned does not own more than 5% of any class of securities of such Person);

iii) solicit, divert, or take away, or attempt to solicit, divert or take away, the business of any of the customers, borrowers or depositors of FFB or YCB, or any prospective customers, borrowers or depositors which were solicited by FFB while the undersigned was a director or executive officer of FFKY or FFB, for the purpose of selling to or servicing for any such customer, borrower or depositor or prospective customer, borrower or depositor any Competitive Business product or service; or

iv) cause or attempt to cause any of the foregoing customers, borrowers or depositors or prospective customers, borrowers or depositors to refrain from maintaining or acquiring from or through FFKY, FFB, CBIN or YCB any Business product or service, and will not assist any other Person or Persons to do so.

c) Definitions.  For purposes of this Agreement,

i) the “Territory” shall mean that area comprised of all points in the Kentucky counties of Hardin, Meade, Hart, Nelson, Bullitt and Jefferson. The undersigned shall be prohibited from maintaining a business address within such Territory if he or she is engaged in any of the prohibited activities enumerated in Subsection 6(b)(ii) hereof at such address, and he or she shall also be

G-1-2

prohibited from engaging in any of the activities enumerated in Subsection 6(b)(ii) hereof within such Territory even if the undersigned maintains a business or residential address outside said Territory; and

ii) the “Competitive Business” shall mean the business or operations of a bank, thrift, credit union, mortgage bank, industrial bank, finance company or bank holding company either located or doing business within the Territory.

d) Injunctive Relief; Invalidity of Any Provision.  The undersigned acknowledges that his or her breach of any covenant contained in this Section 5 will result in irreparable injury to CBIN and its Affiliates and that CBIN’s and the Affiliates’ remedy at Law for such a breach will be inadequate. Accordingly, the undersigned agrees and consents that CBIN or any of its Affiliates, in addition to all other remedies available to any of them at Law, shall be entitled to seek both preliminary and permanent injunctions to prevent and/or halt a breach or threatened breach by the undersigned of any covenant contained in this Section 5. If any provision of this Section 5 is invalid in part or in whole, it shall be deemed to have been amended, whether as to time, area covered or otherwise, as and to the extent required for its validity under applicable law and, as so amended, shall be enforceable. The parties further agree to execute all documents necessary to evidence such amendment.

e) Rights Cumulative.  The rights and remedies of CBIN and its Affiliates under this Section 5 are in addition to, and cumulative of, any other rights and remedies that CBIN and its Affiliates may have by Law with respect to this Agreement. The parties further agree that in the event of a breach by the undersigned of Section 5(b) hereof, the period set forth in Section 5(b) hereof shall not begin until the undersigned permanently ceases his breach thereof.

6. Termination.  Section 1 of this Affiliate Agreement shall terminate upon the earlier to occur of (a) the termination of the Agreement by CBIN or FFKY in accordance with its terms pursuant to Section 10.1 thereof and (b) the Effective Time. All other provisions of this Affiliate Agreement shall terminate upon the termination of the Agreement by CBIN or FFKY in accordance with its terms pursuant to Section 10.1 thereof. Upon termination, this Affiliate Agreement shall have no further force or effect.

7. Entire Agreement; Modification; Waiver.  This Affiliate Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties, whether written or oral. No supplements, modification, or amendment of this Affiliate Agreement shall be binding unless executed in writing by all parties hereto. No waiver of any of the provisions of this Affiliate Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

8. Successors and Assigns; Assignment.  This Affiliate Agreement shall be binding on, and inure to the benefit of, the parties hereto and their respective heirs, executors, legal representatives, successors and assigns; provided, however, that this Affiliate Agreement is intended to be personal to the undersigned and the rights and obligations of the undersigned hereunder may not be assigned or transferred by him.

9. Governing Law.  This Affiliate Agreement is executed and delivered in, and shall be governed by, enforced and interpreted in accordance with the laws of, the State of Indiana without taking into account provisions regarding choice of Law or conflicts of Law, except to the extent certain matters may be governed as a matter of law by federal Law.

10. Execution in Counterparts.  This Affiliate Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same document.

11. Severability of Provisions.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and this Affiliate Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

12. WAIVER OF JURY TRIAL.   THE UNDERSIGNED HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION ARISING HEREUNDER.

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13. Third Party Beneficiaries.  Each Affiliate of CBIN shall be deemed to be a third party beneficiary of the rights of CBIN hereunder.

14. Capitalized Terms.  All capitalized terms in this Affiliate Agreement shall have the same meanings as given such terms under the Agreement.

This Affiliate Agreement is executed as of the    day of           , 2014.

Very truly yours,

Signature

Printed Name

Address

Telephone Number

AGREED TO AND ACCEPTED as of              , 2014
COMMUNITY BANK SHARES OF INDIANA, INC.

By:	James D. Rickard President and Chief Executive Officer

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APPENDIX G-2

AFFILIATE AGREEMENT
(OFFICER)

Community Bank Shares of Indiana, Inc.
Attention: James D. Rickard, President and Chief Executive Officer
101 West Spring Street
New Albany, Indiana 47150

Gentlemen:

The undersigned is an officer of either First Financial Service Corporation (“FFKY”), a Kentucky corporation, or its subsidiary, First Federal Savings Bank of Elizabethtown (“FFB”). Pursuant to the transactions described in the Agreement and Plan of Share Exchange, dated as of April 21, 2014 (the “Agreement”), by and between FFKY and Community Bank Shares of Indiana, Inc. (“CBIN”), all of the outstanding shares of FFKY Common Stock will be acquired by CBIN pursuant to a statutory share exchange (the “Share Exchange”) for the Common Stock Consideration. This Affiliate Agreement represents an agreement between the undersigned and CBIN regarding certain rights and obligations of the undersigned in connection with the Share Exchange.

In consideration of the benefits the undersigned will receive under the Share Exchange as a shareholder of FFKY, or as an employee of FFKY or FFB, and the mutual covenants contained herein, the undersigned and CBIN hereby agree as follows:

1. Vote on the Share Exchange.

a) The undersigned agrees that, at any time the Agreement remains in effect, he or she will vote all shares of FFKY Common Stock that the undersigned owns beneficially or of record in favor of approving the Agreement, unless CBIN is then in breach or default in any material respect as regards any covenant, agreement, representation or warranty as to it contained in the Agreement; provided, however, that nothing in this sentence shall be deemed to require the undersigned to vote any shares of FFKY Common Stock over which he or she has or shares voting power solely in a fiduciary capacity on behalf of any Person other than FFKY, if the undersigned determines, in good faith after consultation and receipt of an opinion of counsel, that such a vote would cause a breach of fiduciary duty to such other Person.

b) CBIN acknowledges that the undersigned is not making any agreement pursuant to this Section 1 in his or her capacity as an officer of FFKY or FFB and that the undersigned is agreeing to the voting provisions of this Section 1 solely in his or her capacity as the beneficial or record owner of shares of FFKY Common Stock and nothing herein shall limit or in any way affect any actions taken by the undersigned in his or her capacity as an officer of FFKY or FFB. Nothing herein shall limit or affect FFKY’s rights in connection with the Agreement.

c) The obligation of the undersigned pursuant to this Section 1 is subject to the absence of any of the following changes (by amendment, waiver or otherwise) to the Agreement: (i) any decrease in the Common Stock Consideration not contemplated by the Agreement; (ii) any change in the form of the Common Stock Consideration; or (iii) any change in the Agreement or the structure of the transactions contemplated thereby that would, in the judgment of the undersigned, adversely affect the tax consequences to the undersigned from the Agreement.

2. Restriction on Transfer.  The undersigned further agrees that he or she will not, without the prior written consent of CBIN (which consent may be withheld for any reason or no reason), transfer any shares of FFKY Common Stock prior to the Effective Date, except by operation of law, by will, or under the laws of descent and distribution.

3. Affiliate Status.  The undersigned understands and agrees that as to FFKY the undersigned is an “affiliate” (a “FFKY Affiliate”) as defined in Rule 405 of the Rules and Regulations of the SEC under the 1933 Act, and the undersigned anticipates that the undersigned will be such an “affiliate” at the time of the Share Exchange.

G-2-1

4. Confidentiality Agreement.  The undersigned shall not disclose or use or otherwise exploit (for his or her own benefit or the benefit of any other Person) at any time, any Confidential Information of which the undersigned became aware while an officer or employee of FFKY or FFB, whether or not any such information was developed by him or her. For purposes of this Agreement, “Confidential Information” shall mean all non-public, proprietary information of or respecting FFKY, FFB or any Affiliate, including, without limitation, manner of operations, financial information and customer lists, records and relationships, other than information which, at the time of such disclosure or use, exists in the public domain through no breach or violation by the undersigned of this Affiliate Agreement or the undersigned’s duties or contractual obligations to FFKY or FFB.

5. Restrictive Covenants.

a) Acknowledgments.  The undersigned acknowledges that (i) his or her services with FFKY or FFB were of a special, unique and extraordinary character and that his or her position with FFKY or FFB placed him or her in a position of confidence and trust with the customers of FFKY and FFB and allowed him or her access to Confidential Information, (ii) he or she will benefit from the consummation of the transactions contemplated under the Share Exchange, (iii) he or she would not have had significant contact with any FFKY or FFB customers if not for his or her service as an officer of FFKY or FFB and the name, reputation and for the goodwill of FFKY or FFB, (iv) the nature and periods of restrictions imposed by the covenants contained in this Section 5 are fair, reasonable and necessary to protect and preserve for CBIN (A) the customer relationships developed by FFKY or FFB through significant time and expense and (B) the benefits of the undersigned’s service with FFKY or FFB and (v) CBIN and its Affiliates would sustain great and irreparable loss and damage if the undersigned were to breach any of such covenants.

b) Covenants.  Having acknowledged the foregoing, the undersigned covenants and agrees with CBIN that he or she will not, directly or indirectly, from the date hereof through the first anniversary of the Closing Date, engage in any of the following:

i) attempt in any manner to cause or otherwise encourage any employee of FFKY, FFB, CBIN or YCB to leave the employ of FFKY, FFB, CBIN or YCB;

ii) solicit, divert, or take away, or attempt to solicit, divert or take away, the business of any of the customers, borrowers or depositors of FFB or YCB, or any prospective customers, borrowers or depositors which were solicited by FFB while the undersigned was an officer of FFKY or FFB, for the purpose of selling to or servicing for any such customer, borrower or depositor or prospective customer, borrower or depositor any Competitive Business product or service; or

iii) cause or attempt to cause any of the foregoing customers, borrowers or depositors or prospective customers, borrowers or depositors to refrain from maintaining or acquiring from or through FFKY, FFB, CBIN or YCB any Business product or service, and will not assist any other Person or Persons to do so.

c) Definition.  For purposes of this Agreement, the “Competitive Business” shall mean the business or operations of a bank, thrift, credit union, mortgage bank, industrial bank, finance company or bank holding company.

G-2-2

d) Injunctive Relief; Invalidity of Any Provision.  The undersigned acknowledges that his or her breach of any covenant contained in this Section 5 will result in irreparable injury to CBIN and its Affiliates and that CBIN’s and the Affiliates’ remedy at Law for such a breach will be inadequate. Accordingly, the undersigned agrees and consents that CBIN or any of its Affiliates, in addition to all other remedies available to any of them at Law, shall be entitled to seek both preliminary and permanent injunctions to prevent and/or halt a breach or threatened breach by the undersigned of any covenant contained in this Section 5. If any provision of this Section 5 is invalid in part or in whole, it shall be deemed to have been amended, whether as to time, area covered or otherwise, as and to the extent required for its validity under applicable law and, as so amended, shall be enforceable. The parties further agree to execute all documents necessary to evidence such amendment.

e) Rights Cumulative.  The rights and remedies of CBIN and its Affiliates under this Section 5 are in addition to, and cumulative of, any other rights and remedies that CBIN and its Affiliates may have by Law with respect to this Agreement. The parties further agree that in the event of a breach by the undersigned of Section 5(b) hereof, the period set forth in Section 5(b) hereof shall not begin until the undersigned permanently ceases his breach thereof.

6. Termination.  Section 1 of this Affiliate Agreement shall terminate upon the earlier to occur of (a) the termination of the Agreement by CBIN or FFKY in accordance with its terms pursuant to Section 10.1 thereof and (b) the Effective Time. All other provisions of this Affiliate Agreement shall terminate upon the termination of the Agreement by CBIN or FFKY in accordance with its terms pursuant to Section 10.1 thereof. Upon termination, this Affiliate Agreement shall have no further force or effect.

7. Entire Agreement; Modification; Waiver.  This Affiliate Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties, whether written or oral. No supplements, modification, or amendment of this Affiliate Agreement shall be binding unless executed in writing by all parties hereto. No waiver of any of the provisions of this Affiliate Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

8. Successors and Assigns; Assignment.  This Affiliate Agreement shall be binding on, and inure to the benefit of, the parties hereto and their respective heirs, executors, legal representatives, successors and assigns; provided, however, that this Affiliate Agreement is intended to be personal to the undersigned and the rights and obligations of the undersigned hereunder may not be assigned or transferred by him.

9. Governing Law.  This Affiliate Agreement is executed and delivered in, and shall be governed by, enforced and interpreted in accordance with the laws of, the State of Indiana without taking into account provisions regarding choice of Law or conflicts of Law, except to the extent certain matters may be governed as a matter of law by federal Law.

10. Execution in Counterparts.  This Affiliate Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same document.

11. Severability of Provisions.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and this Affiliate Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

12. WAIVER OF JURY TRIAL.  THE UNDERSIGNED HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION ARISING HEREUNDER.

13. Third Party Beneficiaries.  Each Affiliate of CBIN shall be deemed to be a third party beneficiary of the rights of CBIN hereunder.

14. Capitalized Terms.  All capitalized terms in this Affiliate Agreement shall have the same meanings as given such terms under the Agreement.

G-2-3

This Affiliate Agreement is executed as of the    day of         , 2014.

Very truly yours,

Signature

Printed Name

Address

Telephone Number

AGREED TO AND ACCEPTED as of              , 2014
COMMUNITY BANK SHARES OF INDIANA, INC.

By:	James D. Rickard President and Chief Executive Officer

G-2-4

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Indemnification of corporate directors and officers is governed by Indiana Code 23-1-37 (the “Code”). Under the Code, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (included attorneys’ fees) actually incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation (or, if not in his official capacity with the corporation, was not opposed to the corporation’s best interests) and, in criminal actions or proceedings only, in addition, either had reasonable cause to believe that his conduct was lawful or had no reasonable cause to believe that his conduct was unlawful. Community’s bylaws make this indemnification permitted by the Code a mandatory obligation of Community. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling registrant pursuant to the foregoing provisions, Community has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Article XI entitled INDEMNIFICATION, of Community’s bylaws provides as follows:

11.1 Definitions.  As used in this Article XI:

(a) “Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal;

(b) “Party” includes an individual who was, is or is threatened to be made a named defendant or respondent in a Proceeding;

(c) “Expenses” include counsel fees;

(d) “Officer” means any person serving as Chairman of the Board of Directors, President, Vice-President, Treasurer, Secretary or any other officer of the Company; and

(e) “Director” means an individual who is or was a director of the Company or an individual who, while a director of the Company, is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise. A Director shall be considered serving an employee benefit plan at the request of the Company if his duties to the Company also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a director.

11.2 Indemnification by Company.

(a) The Company shall indemnify any Officer or Director who is made a Party to any Proceeding because the Officer or Director is or was an Officer or Director against liability incurred in the Proceeding if:

(1) Such Officer or Director conducted himself in good faith; and

(2) Such Officer or Director reasonably believed:

(i) In the case of conduct in his official capacity with the Company, that his conduct was in the best interests of the Company; and

(ii) In all other cases, that his conduct was at least not opposed to the best interests of the Company; and

(3) In the case of any criminal Proceeding, such Officer or Director either:

(A) had reasonable cause to believe his conduct was lawful; or

(B) had no reasonable cause to believe his conduct was unlawful.

(b) A Director’s conduct with respect to an employee benefit plan for a purpose he reasonably believes to be in the interest of the participants in and beneficiaries of the plan shall be conduct that satisfies the requirement of Section 11.2(a)(2)(ii) of these Bylaws.

(c) Indemnification shall be made against judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan), settlements and reasonable Expenses, including legal Expenses, actually incurred by such Officer or Director in connection with the Proceeding. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, be determinative that the Officer or Director did not meet the requisite standard of conduct set forth in this Section 11.2(c).

(d) (1) Reasonable Expenses incurred by an Officer or Director as a Party to a Proceeding with respect to which indemnity is to be provided under this Section 11.2 shall be paid or reimbursed by the Company in advance of the final disposition of such Proceeding provided:

(i) The Company receives (I) a written affirmation by the Officer or Director of his good faith belief that he has met the requisite standard of conduct set forth in this Section 11.2, and (II) the Company receives a written undertaking executed personally or on behalf of the Officer or Director to repay such amount if it shall ultimately be determined that he has not met such standard of conduct; and

(ii) The Company’s Board of Directors (or other appropriate decision-maker for the Company) determines that the facts then known to the Board of Directors (or decision maker) would not preclude indemnification under Chapter 37 of the Act, or any successor statutes.

(2) The undertaking required by Section 11.2(d)(1)(i)(II) shall be an unlimited general obligation of the Officer or Director but shall not require any security and shall be accepted without reference to the financial ability of the Officer or Director to make repayment.

(3) Determinations and authorizations of payments under this Section 11.2(d) shall be made in the manner specified in Section 11.2(e) of these Bylaws.

(e) (1) The Company shall not indemnify an Officer or Director under this Section 11.2 unless authorized in the specific case after a determination has been made that indemnification of the Officer or Director is permissible in the circumstances because he has met the standard of conduct set forth in this Section 11.2.

(2) Such determination shall be made:

(i) By the Company’s Board of Directors by majority vote of a quorum consisting of directors not at the time Parties to the Proceeding;

(ii) If a quorum cannot be obtained under Section 11.2(e)(2)(i) of these Bylaws, by majority vote of a committee duly designated by the Company’s Board of Directors (in which designation directors who are Parties may participate), consisting solely of two (2) or more directors not at the time Parties to the Proceeding; or

(iii) By special legal counsel:

(I) Selected by the Company’s Board of Directors or its committee in the manner prescribed in Sections 11.2(e)(2)(i) and (ii) of these Bylaws; or

(II) If a quorum of the Board of Directors cannot be obtained under Section 11.2(e)(2)(i) of these Bylaws and a committee cannot be designated under Section 11.2(e)(2)(ii) of these Bylaws, selected by a majority vote of the full Board of Directors (in which selection directors who are Parties may participate); or

(iv) By the shareholders, provided that shares owned by or voted under the control of Directors who are at the time Parties to the Proceeding shall not be voted on the determination.

(3) Authorization of indemnification and evaluation as to reasonableness of Expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of Expenses shall be made by those entitled under Section 11.2(e)(2)(iii) of these Bylaws to select counsel.

11.3 Further Indemnification.  Notwithstanding any limitation imposed by Section 11.2 of these Bylaws or elsewhere and in addition to the indemnification set forth in Section 11.2 of these Bylaws, the Company, to the full extent permitted by law, may agree by contract, resolution of the Board of Directors or shareholders or otherwise to indemnify any Officer or Director and hold him harmless against any judgments, penalties, fines (including any excise tax assessed with respect to an employee benefit plan), settlements and reasonable Expenses actually incurred or reasonably anticipated in connection with any Proceeding in which any Officer or Director is a Party, provided the Officer or Director was made a Party to such Proceeding by reason of the fact that he is or was an Officer or Director of the Company or by reason of any inaction, nondisclosure, action or statement made, taken or omitted by or on behalf of the Officer or Director with respect to the Company or by or on behalf of the Officer or Director in his capacity as an Officer or Director. This Article XI does not limit the Company’s power to pay or reimburse Expenses incurred by an Officer or Director in connection with such Officer’s or Director’s appearance as a witness in a Proceeding at a time when the Officer or Director has not been made a named defendant or respondent to the Proceeding.

11.4 Insurance.  The Company may, in the discretion of the Board of Directors, purchase and maintain or cause to be purchased and maintained insurance on behalf of all Officers and Directors against any liability asserted against them or incurred by them in their capacity or arising out of their status as an Officer or Director, whether or not the Company would have power to indemnify the individual against the same liability under this Article XI, to the extent such insurance is reasonably available. Such insurance shall provide such coverage for the Officers and Directors as the Board of Directors may deem appropriate.

In addition, the Registrant maintains directors’ and officers’ liability insurance covering certain liabilities which may be incurred by Directors and Officers of the Registrant in connection with the performance of their duties.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Index

Exhibit Number	Document	Filed with this S-4/A	Incorporated By Reference
			Form	File No.	Date Filed
2.1	Agreement and Plan of Share Exchange between Community Bank Shares of Indiana, Inc. and First Financial Service Corporation	X(1)
2.2	First Modification to Agreement and Plan of Share Exchange between Community Bank Shares of Indiana, Inc. and First Financial Service Corporation	X(1)
3.1	Articles of Amendment to Amended and Restated Articles of Incorporation		8-K	000-25766	09/05/2011
3.2	Articles of Amendment of the Amended and Restated Articles of Incorporation		8-K	000-25766	06/01/2009
3.3	Amended and Restated Articles of Incorporation		S-8	333-128278	09/13/2005
3.4	Bylaws		8-K	000-25766	07/27/2007

Exhibit Number	Document	Filed with this S-4/A	Incorporated By Reference
			Form	File No.	Date Filed
3.5	Amendment to the Amended and Restated Articles of Incorporation of First Financial Service Corporation (Series A Preferred Stock)	*
4.0	Securities Purchase Agreement: SBLF Preferred Shares		8-K	000-25766	09/16/2011
5.1	Opinion of Stoll Keenon Ogden PLLC regarding the validity of the securities being registered	*
8.1	Tax Opinion of Frost Brown Todd LLC	*
10.1	Form of Affiliate Agreement (Director) between director of First Financial Corporation and Community Bank Shares of Indiana, Inc.	X(1)
10.2	Form of Affiliate Agreement (Officer) between officer of First Financial Service Corporation and Community Bank Shares of Indiana, Inc.	X(1)
10.3	Letter Agreement between EJF Capital LLC and First Financial Service Corporation dated July 25, 2012 (as amended as of May 3, 2013)	*
10.4	Subscription Agreement between JAM Special Opportunities Fund, Investure Global Equity (JAM), LLC and JAM Consolidation Fund, LP and Community Bank Shares of Indiana, Inc.	*
10.5	Form of Subscription Agreement between Community Bank Shares of Indiana, Inc. and other investors in the private placement		8-K	000-25766	4/22/2014
23.1	Consent of Crowe Horwath LLP to the Registration Statement (with respect to Community Bank Shares of Indiana, Inc.)	*
23.2	Consent of Crowe Horwath LLP to the Registration Statement (with respect to First Financial Service Corporation)	*
23.3	Consent of Stoll Keenon Ogden PLLC for legality opinion (included in Exhibit 5.1)	*
23.4	Consent of Frost Brown Todd LLC for tax opinion (included in Exhibit 8.1)	*
23.5	Consent of Crowe Horwath LLP to Pre-Effective Amendment No. 1 to the Registration Statement (with respect to Community Bank Shares of Indiana, Inc.)	*

Exhibit Number	Document	Filed with this S-4/A	Incorporated By Reference
			Form	File No.	Date Filed
23.6	Consent of Crowe Horwath LLP to Pre-Effective Amendment No. 1 to the Registration Statement (with respect to First Financial Service Corporation)	*
23.7	Consent of Crowe Horwath LLP to Pre-Effective Amendment No. 2 to the Registration Statement (with respect to Community Bank Shares of Indiana, Inc.)	X
23.8	Consent of Crowe Horwath LLP to Pre-Effective Amendment No. 2 to the Registration Statement (with respect to First Financial Service Corporation)	X
24.1	Power of Attorney (included with the signature page in Part II of this Registration Statement)	*
99.1	Consent of Sterne Agee & Leach, Inc.	*
99.2	Consent of Keefe, Bruyette & Woods, Inc. to the Registration Statement	*
99.3	Consent of Professional Bank Services, Inc.	*
99.4	Consent of Keefe, Bruyette & Woods, Inc. to the Pre-Effective Amendment No. 1 to the Registration Statement	*
99.5	Form of Proxy Card for Community	*
99.6	Form of Proxy Card for First Financial	*
99.7	Notice to KSOP Participants	*
99.8	Form of Proxy Card for First Financial KSOP Participants	*
99.9	Consent of Keefe, Bruyette & Woods, Inc. to the Pre-Effective Amendment No. 2 to the Registration Statement	X

*	Previously filed.
X	Filed herewith.
(1)	Included as an appendix to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference.

Item 22. Undertakings.

(a) Undertaking required by Regulation S-K, Item 512(b):

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, when applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Undertakings required by Regulation S-K, Item 512(g):

(1)	The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(2)	The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Undertaking required by Regulation S-K, Item 512(h):

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) Undertakings required by Form S-4, Item 22 (b) and (c):

(1)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(2)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Albany, Indiana, on October 27, 2014.

Community Bank Shares of Indiana, Inc.

By:	/s/ James D. Rickard James D. Rickard President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ James D. Rickard James D. Rickard	President, Chief Executive Officer and Director (principal executive officer of the Registrant)	October 27, 2014
/s/ Paul A. Chrisco Paul A. Chrisco	Executive Vice President and CFO (principal financial and accounting officer)	October 27, 2014
* Gary L. Libs	Chairman of the Board of Directors and Director	October 27, 2014
* Steven R. Stemler	Vice Chairman of the Board of Directors and Director	October 27, 2014
* George M. Ballard	Director	October 27, 2014
* R. Wayne Estopinal	Director	October 27, 2014
* James E. Geisler	Director	October 27, 2014
* Gerald T. Koetter	Director	October 27, 2014
/s/ James D. Rickard James D. Rickard	Director	October 27, 2014
* Kerry M. Stemler	Director	October 27, 2014

* /s/ James D. Rickard James D. Rickard, as attorney-in-fact